07048995

1-15242

P.E. 3/1/07

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2007

DEUTSCHE BANK CORPORATION
(Translation of Registrant's Name Into English)

Deutsche Bank Aktiengesellschaft
Taunusanlage 12
60325 Frankfurt am Main
Germany
(Address of Principal Executive Offices)

PROCESSED
APR 02 2007
THOMSON FINANCIAL

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F _X_ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No _X_

This Report on Form 6-K contains Deutsche Bank AG's Financial Report 2006, Annual Review 2006 and Annual Review 2006 (Short Report). This Report on Form 6-K is being filed in paper format pursuant to Section 101(b)(1) of Regulation S-T. This Report on Form 6-K is not intended to be incorporated by reference into registration statements filed by Deutsche Bank AG under the Securities Act of 1933.

Forward-looking statements contain risks

This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations. Any statement in this report that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our management agenda, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of March 27, 2007 under the heading "Risk Factors." Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir.

Financial Report 2006

Deutsche Bank

Deutsche Bank

THE GROUP AT A GLANCE

	2006	2005
Share price at period end	€ 101.34	€ 81.90
Share price high	€ 103.29	€ 85.00
Share price low	€ 80.74	€ 60.90
Dividend per share (proposed for 2006)	€ 4.00	€ 2.50
Basic earnings per share	€ 13.31	€ 7.62
Diluted earnings per share[1]	€ 11.55	€ 6.95
Average shares outstanding, in m., basic	450	463
Average shares outstanding, in m., diluted	511	509
Return on average total shareholders' equity (post-tax)	19.5 %	12.5 %
Adjusted return on average active equity (post-tax)[2, 3]	22.2 %	16.2 %
Pre-tax return on average total shareholders' equity	26.4 %	21.7 %
Pre-tax return on average active equity[3]	30.4 %	24.3 %
Cost/income ratio[4]	70.2 %	74.7 %
	in € m.	in € m.
Total revenues	28,338	25,640
Provision for loan losses	330	374
Total noninterest expenses	19,883	19,154
Income before income tax expense and cumulative effect of accounting changes	8,125	6,112
Net income	5,986	3,529
	Dec 31, 2006 in € bn.	Dec 31, 2005 in € bn.
Total assets	1,126	992
Loans, net	168	151
Shareholders' equity	32.8	29.9
BIS core capital ratio (Tier I)	8.9 %	8.7 %
	Number	Number
Branches	1,717	1,588
thereof in Germany	934	836
Employees (full-time equivalent)	68,849	63,427
thereof in Germany	26,401	26,336
Long-term rating		
Moody's Investors Service, New York	Aa3	Aa3
Standard & Poor's, New York	AA–	AA–
Fitch Ratings, New York	AA–	AA–

1 Including effect of dilutive derivatives, net of tax.

2 Net income of € 5,986 million for 2006 and € 3,529 million for 2005 is adjusted for the reversal of 1999/2000 credits for tax rate changes of € (1) million for 2006 and € 544 million for 2005, and cumulative effect of accounting changes, net of tax of € 46 million for 2006.

3 We calculate this adjusted measure of our return on average total shareholders' equity to make it easier to compare us to our competitors. We refer to this adjusted measure as our "return on average active equity". However, this is not a measure of performance under U.S. GAAP and you should not compare our ratio to other companies' ratios without considering the differences in calculation of the ratios. The items for which we adjust the average shareholders' equity of € 30,765 million for 2006 and € 28,201 million for 2005 are the average unrealized net gains on securities available for sale, net of applicable tax effects of € 2,382 million for 2006 and € 2,023 million for 2005 and the average dividends of € 1,615 million for 2006 and € 1,048 million for 2005. The dividend is paid once a year following its approval by the general shareholders' meeting.

4 Noninterest expenses as a percentage of net interest revenues before provision for loan losses plus noninterest revenues.

Due to rounding, numbers presented throughout this document may not add up precisely to the totals we provide and percentages may not precisely reflect the absolute figures.

Management Report

The following discussion and analysis should be read in conjunction with the consolidated financial statements and the related notes to them. Our consolidated financial statements for the years ended December 31, 2006 and 2005 have been audited by KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft that issued an unqualified opinion.

BUSINESS AND OPERATING ENVIRONMENT

OUR ORGANIZATION

Headquartered in Frankfurt am Main, Germany, we are the largest bank in Germany, and one of the largest financial institutions in Europe and the world, as measured by total assets of € 1,126 billion as of December 31, 2006. As of that date, we employed 68,849 people on a full-time equivalent basis, operating in 73 countries out of 1,717 facilities worldwide, of which 54 % were in Germany. We offer a wide variety of investment, financial and related products and services to private individuals, corporate entities and institutional clients around the world.

We are organized into three group divisions, two of which are further sub-divided into corporate divisions. As of December 31, 2006, our group divisions were:

- The Corporate and Investment Bank (CIB), comprising two corporate divisions:
  - Corporate Banking & Securities (CB&S)
  - Global Transaction Banking (GTB)
- Private Clients and Asset Management (PCAM), comprising two corporate divisions:
  - Asset and Wealth Management (AWM)
  - Private & Business Clients (PBC)
- Corporate Investments (CI)

In addition, we have organized our internal service providers into an infrastructure group, which also includes the Corporate Center, and we created a regional management function that covers regional responsibilities worldwide.

ECONOMIC ENVIRONMENT IN 2006

The global economy expanded by another 5 % in the past year, which means that growth remained well above its long-term average. About half of the increase in real global GDP was generated in China and the United States, where the growth rates were 10.7 % and 3.4 % respectively. In Japan the growth rate remained at just over 2 %, whereas real GDP growth in the eurozone nearly doubled to 2.7 %. Germany managed to keep up with its neighbors' growth rates, helped by exceptional factors, in particular the bringing-forward of purchases to beat the increase in value-added tax (VAT). Real German GDP also grew 2.7 % in 2006. In previous years Germany's growth rates still lagged well behind those of other EMU countries. Capital markets remained benign overall during 2006, although global monetary policy became tighter. The U.S. Federal Reserve hiked its key rates by a further 200 basis points to 5.25 %. The European Central Bank stepped up the rate-hike campaign embarked upon in late 2005 by raising key rates 100 basis points to 3.5 %. The Japanese Central Bank also ended its extremely loose monetary policy by implementing its first rate hike to 0.25 %. Equity markets also continued to flourish in 2006. The DAX gained 22 % in the past year. The Dow Jones rose 16 %. The Nikkei Index gained just 7 %; this came, however, after a 40 % increase in 2005.

In 2006, the banks even achieved another substantial increase in profits from the previous year's record highs. This was attributable mainly to the particularly benign capital market environment and still accommodative monetary policy. Thanks to the ongoing rally in the international financial markets and the absence of negative shocks, commissions and trading revenues reached new all-time highs. Interest income, by contrast, remained as weak as in the preceding year, so non-interest revenue components continued to gain in relative importance for the banks. Under the pressure of rising interest rates in the major industrialized countries, mortgage lending – a segment with hitherto highly dynamic growth – started to lose momentum in a number of markets even though the US-led interest cycle began to turn. Consumer credit business, however, expanded further, benefiting from the optimistic outlook of households as a result of the favorable macroeconomic situation. The pronounced increase in investment in the European corporate sector, and especially in Germany, as well as high M&A intensity helped the banks to expand corporate lending markedly. Despite strong demand, fierce competition still prevented a widening of the tight margins, though. In the course of the year, risk provisioning rose considerably from historically very low levels but, in keeping with low default rates, remained limited. At the same time, after several years of strict cost control and conservative capital management, many banks have been aiming at stronger growth again, in the form of both organic growth and M&A activity. Consequently, consolidation in the European banking sector and in the USA has continued via cross-border and national mergers. All in all, however, the rise in costs triggered by higher investment and moderate hiring was outstripped by the rise in revenues.

EXECUTIVE SUMMARY

In 2006, we reaped the benefits of this generally favorable environment. We believe that we reaped these benefits because our business model has become more efficient, we hold leading positions in key businesses and we possess a global network. We also profited because we maintained a leading position in our home market, Germany. We generated higher revenues in most business areas, which combined with performance-related expense growth, decreased loan loss provisions and lower tax expenses, resulted in a significant increase in profitability.

Income before income tax expense increased from € 6.1 billion in 2005 to € 8.1 billion in 2006. These results included restructuring charges related to the Business Realignment Program of € 192 million in 2006 and € 767 million in 2005. We reported a pre-tax return on average active equity of 30 % in 2006, a substantial improvement over 24 % in 2005 (pre-tax return on average total shareholders' equity was 26 % and 22 %, for 2006 and 2005, respectively). Net income for 2006 increased by 70 % to € 6.0 billion compared to € 3.5 billion in 2005. Results in 2006 included € 355 million of corporate tax credits due to changes, in 2006, in the German corporate income tax law. Diluted earnings per share grew significantly by 66 % to € 11.55.

Compared to 2005, total net revenues excluding the provision for loan losses increased by € 2.7 billion, or 11 %, to € 28.3 billion in 2006. Net interest and trading revenues were up € 918 million, or 15 %, and € 818 million, or 11 %, respectively. This growth was primarily attributable to the record performance of our Sales & Trading businesses, which achieved total revenues (net interest, trading, fee and other revenues) of € 13.1 billion, up 23 % from the previous year. Most of our businesses performed very strongly, driven by innovative, "intellectual capital" businesses. Commission and fee revenues improved by € 1.5 billion to € 11.5 billion in 2006, driven by strong results in our origination/advisory, investment management and transaction service businesses. Revenues from our portfolio of securities available for sale declined significantly compared to 2005, mainly due to prior year gains from the reduction of our stake in DaimlerChrysler AG.

Our total noninterest expenses were € 19.9 billion in 2006 compared to € 19.2 billion in 2005. This increase was primarily attributable to higher performance-related bonuses, in line with strong business results, and continued investments in growth businesses. Partly offsetting the increase was a decline of € 575 million in restructuring charges to € 192 million in 2006.

In 2006, the provision for loan losses was € 330 million compared to € 374 million in 2005. The level in 2006 reflected the continuation of our growth strategy in the consumer lending business, more than offset by releases and recoveries from successful workout activities. At the end of 2006, problem loans were € 3.3 billion, down 15 % from € 3.9 billion at the end of 2005, reflecting the quality of our loan book, tight credit risk management, the positive results of workout processes and the overall benign credit environment.

The following table presents our condensed consolidated statement of income for 2006 and 2005.

			2006 increase (decrease) from 2005	
in € m.	2006	2005	in €	in %
Net interest revenues	6,919	6,001	918	15
Provision for loan losses	330	374	(44)	(12)
Net interest revenues after provision for loan losses	**6,589**	**5,627**	**962**	**17**
Commissions and fee revenues	11,544	10,089	1,455	14
Trading revenues, net	8,247	7,429	818	11
Net gains on securities available for sale	407	1,055	(648)	(61)
Net income (loss) from equity method investments	512	418	94	22
Other noninterest revenues	709	648	61	9
Total noninterest revenues	**21,419**	**19,639**	**1,780**	**9**
Total net revenues	**28,008**	**25,266**	**2,742**	**11**
Compensation and benefits	12,649	10,993	1,656	15
Goodwill impairment/impairment of intangibles	31	–	31	N/M
Restructuring activities	192	767	(575)	(75)
Other noninterest expenses	7,011	7,394	(383)	(5)
Total noninterest expenses	**19,883**	**19,154**	**729**	**4**
Income before income tax expense and cumulative effect of accounting changes	**8,125**	**6,112**	**2,013**	**33**
Income tax expense	2,186	2,039	147	7
Effect from the reversal of 1999/2000 credits for tax rate changes	(1)	544	(545)	N/M
Income before cumulative effect of accounting changes, net of tax	**5,940**	**3,529**	**2,411**	**68**
Cumulative effect of accounting changes, net of tax	46	–	46	N/M
Net income	**5,986**	**3,529**	**2,457**	**70**

N/M – Not meaningful

Our net income included the effects of reversing income tax credits related to 1999 and 2000 tax law changes, as described in "Effects of 1999/2000 German Tax Reform Legislation and Accounting for Income Taxes" and the cumulative effect of accounting changes as described in Note [2] to our consolidated financial statements. The following table shows our net income excluding these effects.

in € m. (except per share amounts)	2006	Per share (basic)	Per share (diluted)	2005	Per share (basic)	Per share (diluted)
Net income	**5,986**	**13.31**	**11.55**	**3,529**	**7.62**	**6.95**
Add (deduct):						
Reversal of 1999/2000 credits for tax rate changes	(1)	–	–	544	1.18	1.07
Cumulative effect of accounting changes, net of tax	(46)	(0.10)	(0.09)	–	–	–
Net income before reversal of 1999/2000 credits for tax rate changes and cumulative effect of accounting changes, net of tax	**5,939**	**13.20**	**11.46**	**4,073**	**8.80**	**8.02**

Net income above included pre-tax gains of € 10 million in 2006, € 750 million in 2005 and € 140 million in 2004 on sales of securities that generated the reversal of the 1999/2000 credits for tax rate changes.

EFFECTS OF 1999/2000 GERMAN TAX REFORM LEGISLATION AND ACCOUNTING FOR INCOME TAXES

The German Tax Reform Act stipulated that profits on the sale of shareholdings in German corporations were exempt from tax beginning January 1, 2002. For our consolidated financial statements for 2000, this meant that the respective deferred tax liability formed in connection with the unrealized gains from equity securities available for sale accumulated in other comprehensive income (OCI) had to be released as a credit in the tax line of the income statement although the gains were still unrealized since the securities were not yet sold.

The release of the deferred tax liability through the income statement did not affect the offset amount in OCI. It remains fixed in the amount determined at the date of the release of the deferred tax liability until such time as the securities are sold.

The following table presents the level of unrealized gains and related effects for available for sale equity securities of DB Investor, which holds most of our industrial holdings.

in € bn.	2006	2005	2004	2003	2002
Market value	4.8	4.1	5.4	6.3	5.3
Cost	2.2	2.2	4.0	4.6	5.0
Unrealized gains in other comprehensive income	**2.6**	**1.9**	**1.4**	**1.7**	**0.3**
Less: deferred tax *relating to* 1999 and 2000 tax rate changes in Germany	2.1	2.1	2.7	2.8	2.9
Other comprehensive income (loss), net	**0.5**	**(0.2)**	**(1.3)**	**(1.1)**	**(2.6)**

As a consequence, the accounting for income tax rate changes related to eligible equity securities may result in significant impacts on our results of operations in periods in which we sell these securities. This effect is illustrated in the years 2002 to 2006, when we sold portions of our eligible equity securities. The gains resulting from most of these sales were not subject to tax. We reversed the deferred taxes which had accumulated in other comprehensive income, through December 31, 2000, in respect of these securities. We recognized these reversals as tax benefit of € 1 million in 2006, and as tax expense of € 544 million in 2005, € 120 million in 2004, € 215 million in 2003 and € 2.8 billion in 2002.

The only tax payable is on 5% of any gain as a result of the 2004 Tax Reform Act which was enacted in December 2003. Under the Act, effective starting in 2004, corporations effectively became subject to tax on 5% of capital gains from the disposal of foreign and domestic shareholdings irrespective of holding percentage and holding period; losses from a shareholding disposal continue to be non-tax deductible.

Neither the initial release of the deferred tax liability nor the unrealized gains and losses from securities available for sale are included in regulatory core capital or in the calculation of our adjusted return on equity. The entire procedure is a U.S. GAAP specific accounting requirement. We believe that the economic effects of the tax rate changes are not appropriately reflected in the individual periods up to and including the period of the sale.

For more information on this accounting method, see the respective section of our Form 20-F filed March 27, 2007.

OPERATING RESULTS

You should read the following discussion and analysis in conjunction with the consolidated financial statements.

NET INTEREST REVENUES

The following table sets forth data related to our net interest revenues.

			2006 increase (decrease) from 2005	
in € m. (except percentages)	2006	2005	in €	in %
Total interest revenues	55,217	41,708	13,509	32
Total interest expenses	48,298	35,707	12,591	35
Net interest revenues	**6,919**	**6,001**	**918**	**15**
Average interest-earning assets[1]	978,849	866,750	112,099	13
Average interest-bearing liabilities[1]	909,435	809,321	100,114	12
Gross interest yield[2]	5.64 %	4.81 %	0.83 ppt	17
Gross interest rate paid[3]	5.31 %	4.41 %	0.90 ppt	20
Net interest spread[4]	0.33 %	0.40 %	(0.07) ppt	(18)
Net interest margin[5]	0.71 %	0.69 %	0.01 ppt	2

ppt – Percentage points

1 Average balances for each year are calculated based upon month-end balances.

2 Gross interest yield is the average interest rate earned on our average interest-earning assets.

3 Gross interest rate paid is the average interest rate paid on our average interest-bearing liabilities.

4 Net interest spread is the difference between the average interest rate earned on average interest-earning assets and the average interest rate paid on average interest-bearing liabilities.

5 Net interest margin is net interest revenues expressed as a percentage of average interest-earning assets.

Net interest revenues in 2006 were € 6.9 billion, an increase of € 918 million from 2005. Average interest-bearing volumes of assets and liabilities increased by € 112.1 billion and € 100.1 billion respectively, the overall net interest spread narrowed by seven basis points and our net interest margin increased by one basis point. Much of the increase in net interest revenues was related to Sales & Trading (equity) activity and was largely offset by decreased trading revenues from related activity. Interest revenues from loans increased along with rising interest rates and expansions of our average loans outstanding year-on-year. Our overall funding costs rose by 90 basis points due primarily to the higher interest rates in the U.S. and the Euro zone, in line with rate decisions of the Federal Reserve and the European Central Bank.

The development of our net interest revenues is also impacted by the accounting treatment of some of our hedging-related derivative transactions. We enter into nontrading derivative transactions primarily as economic hedges of the interest rate risks of our nontrading interest-earning assets and interest-bearing liabilities. Some of these derivatives qualify as hedges for accounting purposes while others do not. When derivative transactions qualify as hedges for accounting purposes, the interest arising from the derivatives is reported in interest revenues and expense, where it offsets interest flows from the hedged items. When derivatives do not qualify for hedge accounting treatment, the interest flows that arise from those derivatives will appear in trading revenues.

TRADING REVENUES, NET

The following table sets forth data related to our trading revenues.

			2006 increase (decrease) from 2005	
in € m. (except percentages)	2006	2005	in €	in %
CIB – Sales & Trading (equity)	2,577	3,273	(696)	(21)
CIB – Sales & Trading (debt and other products)	5,747	3,726	2,021	54
Other trading revenues	(77)	430	(507)	N/M
Total trading revenues, net	**8,247**	**7,429**	**818**	**11**

N/M – Not meaningful

Trading revenues from CIB – Sales & Trading (equity) decreased by € 696 million; as mentioned previously this decrease was more than offset by higher net interest revenues. The significant increase in Sales & Trading (debt & other products) reflected in particular the strong performances in rates and credit trading and emerging markets. The decrease in other trading revenues was driven by mark-to-market losses from credit default swaps used to hedge our investment-grade loan exposure in 2006 compared to gains in 2005.

Our trading and risk management businesses include significant activities in interest rate instruments and related derivatives. Under U.S. GAAP, interest revenues earned from trading assets (e.g., coupon and dividend income), and the costs of funding net trading positions are part of net interest revenues. Our trading activities can periodically shift revenues between trading revenues and interest revenues, depending on a variety of factors, including risk management strategies. In order to provide a more business-focused commentary, we discuss the combined net interest and trading revenues by group division and by product within the Corporate and Investment Bank, rather than by type of revenues generated.

The following table sets forth data relating to our combined net interest and trading revenues by group division and product within the Corporate and Investment Bank.

in € m.	2006	2005	2006 increase (decrease) from 2005 in €	in %
Net interest revenues	6,919	6,001	918	15
Trading revenues, net	8,247	7,429	818	11
Total net interest and trading revenues	**15,166**	**13,430**	**1,736**	**13**
Breakdown by Group Division/CIB product[1]:				
Sales & Trading (equity)	2,739	2,465	273	11
Sales & Trading (debt and other products)	8,027	6,434	1,593	25
Total Sales & Trading	10,765	8,899	1,866	21
Loan products[2]	345	764	(419)	(55)
Transaction services	1,074	915	159	17
Remaining products[3]	(38)	(20)	(18)	90
Total Corporate and Investment Bank	12,147	10,558	1,589	15
Private Clients and Asset Management	2,955	2,818	137	5
Corporate Investments	(16)	37	(53)	N/M
Consolidation & Adjustments	80	17	63	N/M
Total net interest and trading revenues	**15,166**	**13,430**	**1,736**	**13**

N/M – Not meaningful

1 Note that this breakdown reflects net interest and trading revenues only. For a discussion of the group divisions' total revenues by product please refer to "Results of Operations by Segment".

2 Includes the traditional net interest spread on loans as well as the results of credit default swaps used to hedge our investment-grade loan exposure.

3 Includes origination, advisory and other products.

CORPORATE AND INVESTMENT BANK (CIB). The significant increase in combined net interest and trading revenues from sales and trading products of 21 % to € 10.8 billion reflected large increases across the Sales & Trading (debt & other products) platform, with particularly strong performances in rates and credit trading. Significant improvements in Sales & Trading (equity) also contributed to the increases. In Loan products, combined net interest and trading revenues declined by € 419 million primarily due to mark-to-market losses on credit risk hedge positions in 2006 compared to gains in 2005. The increase of € 159 million in Transaction services was due to higher interest revenues from Cash Management products and from Trust & Securities Services.

PRIVATE CLIENTS AND ASSET MANAGEMENT (PCAM). Combined net interest and trading revenues were € 3.0 billion in 2006, an increase of € 137 million, or 5 %, compared to 2005, mainly due to higher loan volumes and to improved deposit margins.

CORPORATE INVESTMENTS (CI). Results include the cost of carrying CI's investment portfolio. The decrease of € 53 million to a loss of € 16 million included lower dividend income from our smaller industrial holdings portfolio.

PROVISION FOR LOAN LOSSES

Our provision for loan losses in 2006 was € 330 million, down € 44 million, or 12 %, from the prior year, reflecting tight credit risk management, positive results of workout processes and the overall benign credit environment. In 2006, our loan loss provision was principally driven by our smaller-balance standardized homogeneous loan portfolio.

For further information on the provision for loan losses see our Risk Report.

NONINTEREST REVENUES, EXCLUDING TRADING REVENUES

			2006 increase (decrease) from 2005	
in € m.	2006	2005	in €	in %
Commissions and fee revenues[1]	11,544	10,089	1,455	14
Net gains on securities available for sale	407	1,055	(648)	(61)
Net income from equity method investments	512	418	94	22
Other noninterest revenues	709	648	61	9
Total noninterest revenues, excluding trading revenues	**13,172**	**12,210**	**962**	**8**

N/M – Not meaningful
1 Includes:

	2006	2005	in €	in %
Commissions and fees from fiduciary activities:				
Commissions for administration	440	396	44	11
Commissions for assets under management	3,363	3,009	354	12
Commissions for other securities business	192	151	41	27
Total	**3,995**	**3,556**	**439**	**12**
Commissions, broker's fees, markups on securities underwriting and other securities activities:				
Underwriting and advisory fees	2,629	2,059	570	28
Brokerage fees	2,390	1,998	392	20
Total	**5,019**	**4,057**	**962**	**24**
Fees for other customer services	2,530	2,476	54	2
Total commissions and fee revenues	**11,544**	**10,089**	**1,455**	**14**

COMMISSIONS AND FEE REVENUES. Total 2006 commissions and fee revenues were € 11.5 billion, an increase of € 1.5 billion compared with 2005. The increase of € 439 million in commissions and fees from fiduciary activities mainly resulted from higher performance fees in AWM's Real Estate business. Underwriting and advisory fees increased by € 570 million, mainly attributable to CIB's Corporate Finance business. Brokerage fees were up € 392 million with Equities in CIB having the most significant impact.

NET GAINS ON SECURITIES AVAILABLE FOR SALE. Total net gains on securities available for sale were € 407 million in 2006, down € 648 million compared to 2005. The 2006 result was mainly attributable to CIB's sales & trading areas as well as to net gains in CI, of which the most significant was a gain of € 92 million related to selling part of our investment in Linde AG. Results in 2005 included € 666 million gains from the reduction of our stake in DaimlerChrysler AG. Additionally, the gains from the disposal of our interest in Südzucker AG and from the partial disposal of HCL Technologies Ltd. contributed to the 2005 results.

NET INCOME FROM EQUITY METHOD INVESTMENTS. Net income from our equity method investments was € 512 million and € 418 million in 2006 and 2005, respectively. The key contributors in 2006 were equity method investments in CI and CIB's sales & trading areas, and disposal gains from our real estate investments in AWM. In 2005, the profit was also mainly driven by CI and CIB's sales & trading areas. Significantly impacting CI's equity method income in both years was the disposal of our investment in EUROHYPO AG with sales gains of € 85 million and € 44 million in 2006 and 2005, respectively.

OTHER NONINTEREST REVENUES. Total other noninterest revenues were € 709 million in 2006, an increase of € 61 million compared to 2005. The improvement resulted from higher net gains from loans held for sale and the receipt of € 125 million from the settlement of insurance claims, in respect of business interruption losses and costs related to the terrorist attacks of September 11, 2001 in the United States. These factors were partly offset by several decreasing items, such as lower results from qualifying hedges and a decline in both net gains related to premises and businesses sold.

NONINTEREST EXPENSES

The following table sets forth information on our noninterest expenses.

in € m.	2006	2005	2006 increase (decrease) from 2005 in €	in %
Compensation and benefits	12,649	10,993	1,656	15
Other noninterest expenses[1]	7,011	7,394	(383)	(5)
Goodwill impairment/impairment of intangibles	31	–	31	N/M
Restructuring activities	192	767	(575)	(75)
Total noninterest expenses	**19,883**	**19,154**	729	4

N/M – Not meaningful

1 Includes:

	2006	2005	in €	in %
Net occupancy expense of premises	1,020	1,014	6	1
Furniture and equipment	157	169	(12)	(7)
IT costs	1,586	1,539	47	3
Agency and other professional service fees	1,202	895	307	34
Communication and data services	634	599	35	6
Other expenses	2,412	3,178	(766)	(24)
Total other noninterest expenses	**7,011**	**7,394**	**(383)**	**(5)**

COMPENSATION AND BENEFITS. The increase of € 1.7 billion in 2006 compared to 2005 was mainly driven by higher performance-related compensation due to improved operating results across almost all businesses. Also contributing to the increase were higher severance payments, which were up € 105 million in 2006, and higher salaries and benefits following our hiring initiatives in growth businesses.

OTHER NONINTEREST EXPENSES. Total other noninterest expenses decreased by € 383 million in 2006. The decrease of € 766 million in "Other expenses" was mainly attributable to significant 2005 provisions for both legal exposures and investor compensation related to the real estate fund grundbesitz-invest, as well as a provision release relating to grundbesitz-invest, in 2006. The remaining other noninterest expenses increased mainly due to transaction- and revenue-related expenses, primarily reflected in agency and other professional service fees.

GOODWILL IMPAIRMENT/IMPAIRMENT OF INTANGIBLES. The current year included a goodwill impairment charge of € 31 million related to a fully consolidated private equity investment in CI.

RESTRUCTURING ACTIVITIES. We continued our Business Realignment Program in 2006, with restructuring charges totaling € 192 million compared to € 767 million in 2005. For further information on restructuring activities see Note [28] to our consolidated financial statements.

INCOME TAX EXPENSE

Income tax expense was € 2.2 billion in 2006 compared to € 2.6 billion in 2005. The decrease was primarily attributable to the effect of a German tax law change for the refund of prior years distribution tax credits, which resulted in the accelerated recognition of € 355 million of corporate tax credits. The tax expense was further reduced by the settlement of tax audits in some regions at favorable terms. The reversal of 1999/2000 credits for German tax rate changes led to an income tax benefit of € 1 million in 2006 compared to a € 544 million tax expense in 2005. The actual effective tax rates were 27 % in 2006 and 42 % in 2005. Excluding the effect of the reversal, our effective tax rates were 27 % in 2006 but 33 % in 2005.

RESULTS OF OPERATIONS BY SEGMENT

The following is a discussion of the results of our business segments. See Note [27] to the consolidated financial statements for information regarding

- — our organizational structure;
- — effects of significant acquisitions and divestitures on segmental results;
- — changes in the format of our segment disclosure;
- — the framework of our management reporting systems;
- — consolidating and other adjustments to the total results of operations of our business segments;
- — definitions of non-GAAP financial measures that are used with respect to each segment, and
- — the rationale for excluding items in deriving the measures.

The criterion for segmentation into divisions is our organizational structure as it existed at December 31, 2006. For further discussion of our business segments, see "Item 4: Information on the Company" and Note [27] to the consolidated financial statements. Segment results were prepared in accordance with our management reporting systems.

2006 in € m. (except percentages)	Corporate and Investment Bank	Private Clients and Asset Management	Corporate Investments	Total Management Reporting	Consolidation & Adjustments	Total Consolidated
Net revenues[2]	**18,712**	**9,191**	**613**	**28,516**	**(178)**	**28,338**
Provision for loan losses	(55)	368	18	330	(0)	330
Provision for off-balance sheet positions	(33)	(1)	(15)	(50)	0	(50)
Total provision for credit losses	**(88)**	**366**	**2**	**281**		
Operating cost base[1]	12,894	6,760	133	19,787		
Policyholder benefits and claims	–	53	–	53	4	57
Minority interest	26	(1)	(6)	20	(1)	19
Restructuring activities	99	91	1	192	–	192
Goodwill impairment/impairment of intangibles	–	–	31	31	–	31
Total noninterest expenses[3]	**13,019**	**6,904**	**160**	**20,082**	**(150)**	**19,933**
Income (loss) before income taxes[4]	**5,781**	**1,921**	**451**	**8,153**	**(28)**	**8,125**
Add (deduct):						
Net (gains) from businesses sold/held for sale	–	(54)	–	(54)		
Significant equity pick-ups/net (gains) from investments	–	–	(356)	(356)		
Net (gains) on securities available for sale/industrial holdings including hedging	–	–	(134)	(134)		
Net (gains) on the sale of premises			(12)	(12)		
Restructuring activities	99	91	1	192		
Goodwill impairment/impairment of intangibles	–	–	31	31		
Underlying pre-tax profit	**5,880**	**1,958**	**(20)**	**7,819**		
Cost/income ratio in %	70	75	26	70	N/M	70
Underlying cost/income ratio in %	69	74	121	71		
Assets[5]	1,012,050	129,740	17,406	1,119,235	6,995	1,126,230
Risk-weighted positions (BIS risk positions)	191,892	76,407	5,354	273,653	1,984	275,637
Average active equity[6]	17,701	7,249	1,106	26,055	713	26,768
Return on average active equity in %	33	27	41	31	N/M	30
Underlying return on average active equity in %	33	27	(2)	30		

N/M – Not meaningful

1 Includes						
Severance payments	100	23	0	123	33	156

2 Net interest revenues and noninterest revenues.
3 Excludes provision for off-balance sheet positions (reclassified to provision for credit losses).
4 Before cumulative effect of accounting changes.
5 The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on the group division level. The same approach holds true for the sum of group divisions compared to Total Management Reporting.
6 See Note [27] to the consolidated financial statements for a description of how average active equity is allocated to the divisions.

2005 in € m. (except percentages)	Corporate and Investment Bank	Private Clients and Asset Management	Corporate Investments	Total Management Reporting	Consolidation & Adjustments	Total Consolidated
Net revenues[2]	**15,923**	**8,589**	**1,229**	**25,741**	**(102)**	**25,640**
Provision for loan losses	32	342	(0)	374	0	374
Provision for off-balance sheet positions	(22)	(2)	(0)	(24)	(0)	(24)
Total provision for credit losses	**10**	**340**	**(1)**	**350**		
Operating cost base[1]	11,122	6,339	181	17,642		
Policyholder benefits and claims	–	49	–	49	3	52
Minority interest	37	30	(2)	66	(11)	55
Restructuring activities	417	346	2	767	–	767
Goodwill impairment/impairment of intangibles	–	–	–	–	–	–
Total noninterest expenses[3]	**11,577**	**6,766**	**181**	**18,523**	**654**	**19,178**
Income (loss) before income taxes[4]	**4,336**	**1,484**	**1,049**	**6,868**	**(756)**	**6,112**
Add (deduct):						
Net (gains) from businesses sold/held for sale	0	(90)	–	(90)		
Significant equity pick-ups/net (gains) from investments	–	–	(156)	(156)		
Net (gains) on securities available for sale/industrial holdings including hedging	–	–	(801)	(801)		
Net (gains) on the sale of premises	–	–	(57)	(57)		
Restructuring activities	417	346	2	767		
Goodwill impairment/impairment of intangibles	–	–	–	–		
Underlying pre-tax profit	**4,753**	**1,740**	**37**	**6,531**		
Cost/income ratio in %	73	79	15	72	N/M	75
Underlying cost/income ratio in %	70	75	84	72		
Assets[5]	881,649	123,640	15,025	984,184	7,977	992,161
Risk-weighted positions (BIS risk positions)	167,753	74,064	7,448	249,264	1,938	251,202
Average active equity[6]	14,385	6,700	3,047	24,132	998	25,130
Return on average active equity in %	30	22	34	28	N/M	24
Underlying return on average active equity in %	33	26	1	27		

N/M – Not meaningful

1 Includes

Severance payments	17	21	(0)	38	13	51

2 Net interest revenues and noninterest revenues.

3 Excludes provision for off-balance sheet positions (reclassified to provision for credit losses).

4 Before cumulative effect of accounting changes.

5 The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on the group division level. The same approach holds true for the sum of group divisions compared to Total Management Reporting.

6 See Note [27] to the consolidated financial statements for a description of how average active equity is allocated to the divisions.

GROUP DIVISIONS

CORPORATE AND INVESTMENT BANK GROUP DIVISION

The following table sets forth the results of our Corporate and Investment Bank Group Division for the years ended December 31, 2006 and 2005, in accordance with our management reporting systems.

in € m. (except percentages)	2006	2005
Net revenues:		
Sales & Trading (equity)	4,080	3,316
Sales & Trading (debt and other products)	9,046	7,337
Origination (equity)	760	647
Origination (debt)	1,328	1,017
Advisory	783	604
Loan products	805	1,252
Transaction services	2,228	1,975
Other	(318)	(225)
Total net revenues	**18,712**	**15,923**
Therein: Net interest and trading revenues	12,147	10,558
Provision for credit losses:		
Provision for loan losses	(55)	32
Provision for off-balance sheet positions	(33)	(22)
Total provision for credit losses	**(88)**	**10**
Noninterest expenses[1]:		
Operating cost base	12,894	11,122
Minority interest	26	37
Restructuring activities	99	417
Goodwill impairment	–	–
Total noninterest expenses[1]	**13,019**	**11,577**
Therein: Severance payments	100	17
Income before income taxes	**5,781**	**4,336**
Add (deduct):		
Net (gains) from businesses sold/held for sale	–	0
Restructuring activities	99	417
Goodwill impairment	–	–
Underlying pre-tax profit	**5,880**	**4,753**
Cost/income ratio in %	70	73
Underlying cost/income ratio in %	69	70
Assets	1,012,050	881,649
Risk-weighted positions (BIS risk positions)	191,892	167,753
Average active equity[2]	17,701	14,385
Return on average active equity in %	33	30
Underlying return on average active equity in %	33	33

1 Excludes provision for off-balance sheet positions (reclassified to provision for credit losses).
2 See Note [27] to the consolidated financial statements for a description of how average active equity is allocated to the divisions.

The following paragraphs discuss the contribution of the individual corporate divisions to the overall results of the Corporate and Investment Bank Group Division.

CORPORATE BANKING & SECURITIES CORPORATE DIVISION

The following table sets forth the results of our Corporate Banking & Securities Corporate Division for the years ended December 31, 2006 and 2005, in accordance with our management reporting systems.

in € m. (except percentages)	2006	2005
Net revenues:		
Sales & Trading (equity)	4,080	3,316
Sales & Trading (debt and other products)	9,046	7,337
Origination (equity)	760	647
Origination (debt)	1,328	1,017
Advisory	783	604
Loan products	805	1,252
Other	(318)	(225)
Total net revenues	**16,484**	**13,948**
Provision for credit losses:		
Provision for loan losses	(58)	25
Provision for off-balance sheet positions	(1)	3
Total provision for credit losses	**(59)**	**28**
Noninterest expenses[1]:		
Operating cost base	11,354	9,650
Minority interest	26	37
Restructuring activities	77	330
Goodwill impairment	–	–
Total noninterest expenses[1]	**11,458**	**10,017**
Therein: Severance payments	97	18
Income before income taxes	**5,086**	**3,903**
Add (deduct):		
Net (gains) losses from businesses sold/held for sale	–	–
Restructuring activities	77	330
Goodwill impairment	–	–
Underlying pre-tax profit	**5,163**	**4,233**
Cost/income ratio in %	70	72
Underlying cost/income ratio in %	69	69
Assets	1,003,273	872,977
Risk-weighted positions (BIS risk positions)	177,672	155,447
Average active equity[2]	16,610	13,070
Return on average active equity in %	31	30
Underlying return on average active equity in %	31	32

1 Excludes provision for off-balance sheet positions (reclassified to provision for credit losses).
2 See Note [27] to the consolidated financial statements for a description of how average active equity is allocated to the divisions.

Income before income taxes increased by € 1.2 billion to € 5.1 billion for the year ended December 31, 2006. The improvement was driven by revenue growth of 18 %, reflecting record revenues for the year, while noninterest expenses increased by 14 % driven by performance-related compensation. Underlying pre-tax profit, which excludes restructuring charges of € 77 million in 2006 and € 330 million in 2005, increased by € 930 million to € 5.2 billion in 2006.

Net revenues of € 16.5 billion in 2006 were € 2.5 billion higher than net revenues of € 13.9 billion in 2005.

Sales & Trading (debt and other products) revenues were a record € 9.0 billion in 2006 and increased by € 1.7 billion compared to 2005. Sales & Trading (equity) revenues were € 4.1 billion, up by € 764 million versus 2005, to their highest level in 5 years.

The improved earnings in our Debt and Equity franchises continued to reflect our leadership positions in high-value structured products including credit, equity, foreign exchange and interest rate derivatives, distressed debt and securitized products. Both investing and issuing clients showed strong demand for these products throughout the year. In particular, credit and equity derivatives benefited from increasingly widespread customer demand and a growing range of client solutions. Emerging markets also remained robust, with our emerging markets equity business in particular posting substantial increases in revenues versus 2005. While customer business remained the predominant source of our sales and trading earnings, we also benefited from a good level of revenues from our designated proprietary positions in favorable market conditions. Margin compression remained significant in more mature "flow" businesses such as cash equities, foreign exchange and money markets. We nonetheless achieved significant revenue growth in these business lines by continuing to increase market share and leveraging technology.

Revenues from Origination and Advisory were a record € 2.9 billion, € 603 million higher than in 2005. Origination (debt) revenues continued to be driven by high levels of leveraged finance activity with the combined market fees from high-yield bonds and syndicated loans exceeding equity market fees for the year by nearly U.S.$ 2 billion. Due to our leading position in leveraged finance, we maintained a top 5 position globally in the fee league tables in both high-yield bonds and syndicated loans for the year. We also maintained a top 5 position for the year in high-grade bonds. In Origination (equity) our market share of the equity fee pool increased in both the Americas and Asia Pacific excluding Japan. In Advisory, we achieved a ranking of 4 in Europe, Middle East and Africa ("EMEA") and gained market share in the Americas as measured by share of fee pool (source for all rankings: Dealogic).

Revenues from Loan Products were € 805 million, € 447 million lower than in 2005. The main driver of this reduction was credit default swaps used to hedge the bank's investment grade loan exposure, with mark-to-market losses incurred in 2006 compared with mark-to-market gains in 2005. Credit spreads across most industry sectors tightened, reflecting the continuing overall benign credit environment.

The provision for credit losses resulted in a net release of € 59 million in 2006, compared to a net charge of € 28 million in 2005, reflecting a number of significant releases and recoveries from workout situations in the first half of 2006.

Noninterest expenses in 2006 were € 11.5 billion, an increase of € 1.4 billion compared to € 10.0 billion in 2005, mainly driven by an increase in performance-related compensation consistent with improved operating results.

The cost income ratio improved by 2 percentage points in 2006 to 70 %, resulting from the increased revenues and an ongoing focus on disciplined cost management. The underlying cost income ratio, which excludes restructuring charges, remained unchanged at 69 %.

GLOBAL TRANSACTION BANKING CORPORATE DIVISION

The following table sets forth the results of our Global Transaction Banking Corporate Division for the years ended December 31, 2006 and 2005, in accordance with our management reporting systems.

in € m. (except percentages)	2006	2005
Net revenues:		
Transaction services	2,228	1,975
Other	–	(0)
Total net revenues	**2,228**	**1,975**
Provision for credit losses:		
Provision for loan losses	3	7
Provision for off-balance sheet positions	(32)	(25)
Total provision for credit losses	**(29)**	**(18)**
Noninterest expenses[1]:		
Operating cost base	1,540	1,472
Minority interest	–	–
Restructuring activities	22	88
Goodwill impairment	–	–
Total noninterest expenses[1]	**1,561**	**1,560**
Therein: Severance payments	3	(1)
Income before income taxes	**696**	**433**
Add (deduct):		
Net (gains) from businesses sold/held for sale	–	0
Restructuring activities	22	88
Goodwill impairment	–	–
Underlying pre-tax profit	**717**	**521**
Cost/income ratio in %	70	79
Underlying cost/income ratio in %	69	75
Assets	24,244	18,081
Risk-weighted positions (BIS risk positions)	14,220	12,306
Average active equity[2]	1,091	1,315
Return on average active equity in %	64	33
Underlying return on average active equity in %	66	40

1 Excludes provision for off-balance sheet positions (reclassified to provision for credit losses).
2 See Note [27] to the consolidated financial statements for a description of how average active equity is allocated to the divisions.

Income before income taxes increased by € 263 million to € 696 million for the year ended December 31, 2006. Underlying pre-tax profit, which excludes restructuring charges of € 22 million in 2006 and € 88 million in 2005, increased by € 196 million to € 717 million in 2006.

Net revenues increased by 13 % to € 2.2 billion in 2006. Revenue growth was mainly due to robust customer demand in our Cash Management and Trust & Securities Services (TSS) businesses. The Cash Management payments business generated significantly higher revenues due to improved interest margins, increased deposit balances in all regions and improved transaction volumes in euro clearing. Revenues in TSS increased from both issuer-related services in line with increased capital markets activity and from our investor-related domestic custody business, largely driven by an increase of 35 % to € 1.2 trillion in assets under custody.

The provision for credit losses amounted to a net release of € 29 million in 2006, compared to a net release of € 18 million for 2005 reflecting the continued benign credit conditions.

Noninterest expenses were € 1.6 billion in both 2006 and 2005 and included an increase in performance-related compensation due to improved results and reduced restructuring expenses in 2006.

The cost income ratio of 70 % was 9 percentage points lower than in 2005, reflecting the aforementioned improvements in revenues. After adjusting for the decline in charges for restructuring activities, the underlying cost income ratio improved by 6 percentage points from 75 % in 2005 to 69 % in 2006.

PRIVATE CLIENTS AND ASSET MANAGEMENT GROUP DIVISION

The following table sets forth the results of our Private Clients and Asset Management Group Division for the years ended December 31, 2006 and 2005, in accordance with our management reporting systems.

in € m. (except where indicated)	2006	2005
Net revenues:		
Portfolio/fund management	3,089	2,718
Brokerage	1,910	1,843
Loans/deposits	2,633	2,415
Payments, account & remaining financial services	899	857
Other	660	757
Total net revenues	**9,191**	**8,589**
Therein: Net interest and trading revenues	2,955	2,818
Provision for credit losses:		
Provision for loan losses	368	342
Provision for off-balance sheet positions	(1)	(2)
Total provision for credit losses	**366**	**340**
Noninterest expenses[1]:		
Operating cost base	6,760	6,339
Policyholder benefits and claims	53	49
Minority interest	(1)	30
Restructuring activities	91	346
Goodwill impairment/impairment of intangibles	–	–
Total noninterest expenses[1]	**6,904**	**6,766**
Therein: Severance payments	23	21
Income before income taxes	**1,921**	**1,484**
Add (deduct):		
Net (gains) losses from businesses sold/held for sale	(54)	(90)
Restructuring activities	91	346
Goodwill impairment/impairment of intangibles	–	–
Underlying pre-tax profit	**1,958**	**1,740**
Cost/income ratio in %	75	79
Underlying cost/income ratio in %	74	75
Assets	129,740	123,640
Risk-weighted positions (BIS risk positions)	76,407	74,064
Average active equity[2]	7,249	6,700
Return on average active equity in %	27	22
Underlying return on average active equity in %	27	26
Invested assets – adjusted (in € bn.)[3]	908	862

1 Excludes provision for off-balance sheet positions (reclassified to provision for credit losses).

2 See Note [27] to the consolidated financial statements for a description of how average active equity is allocated to the divisions.

3 We define invested assets as (a) assets we hold on behalf of customers for investment purposes and/or (b) client assets that are managed by us. We manage invested assets on a discretionary or advisory basis, or these assets are deposited with us. Invested Assets in PWM were adjusted following a review in fourth quarter 2006. A total of € 5 billion assets were reclassified from the "Invested Assets" category to "Custody – Only Assets". This reclassification was retrospectively reflected in the periods in which the assets were originally reported.

The following paragraphs discuss the contribution of the individual corporate divisions to the overall results of Private Clients and Asset Management Group Division.

ASSET AND WEALTH MANAGEMENT CORPORATE DIVISION

The following table sets forth the results of our Asset and Wealth Management Corporate Division for the years ended December 31, 2006 and 2005, in accordance with our management reporting systems.

in € m. (except where indicated)	2006	2005
Net revenues:		
Portfolio/fund management (AM)	2,470	2,199
Portfolio/fund management (PWM)	332	303
Total portfolio/fund management	**2,803**	**2,501**
Brokerage	811	769
Loans/deposits	191	165
Payments, account & remaining financial services	18	15
Other	354	431
Total net revenues	**4,177**	**3,880**
Provision for credit losses:		
Provision for loan losses	0	0
Provision for off-balance sheet positions	(1)	(0)
Total provision for credit losses	**(1)**	**(0)**
Noninterest expenses[1]:		
Operating cost base	3,213	2,984
Policyholder benefits and claims	53	49
Minority interest	(1)	30
Restructuring activities	43	220
Goodwill impairment/impairment of intangibles	–	–
Total noninterest expenses[1]	**3,307**	**3,284**
Therein: Severance payments	12	4
Income before income taxes	**870**	**597**
Add (deduct):		
Net (gains) losses from businesses sold/held for sale	(43)	(81)
Restructuring activities	43	220
Goodwill impairment/impairment of intangibles	–	–
Underlying pre-tax profit	**870**	**735**
Cost/income ratio in %	79	85
Underlying cost/income ratio in %	79	80
Assets	35,400	37,150
Risk-weighted positions (BIS risk positions)	12,339	13,811
Average active equity[2]	4,927	4,993
Return on average active equity in %	18	12
Underlying return on average active equity in %	18	15
Invested assets – adjusted (in € bn.)[3]	732	698

1 Excludes provision for off-balance sheet positions (reclassified to provision for credit losses).

2 See Note [27] to the consolidated financial statements for a description of how average active equity is allocated to the divisions.

3 We define invested assets as (a) assets we hold on behalf of customers for investment purposes and/or (b) client assets that are managed by us. We manage invested assets on a discretionary or advisory basis, or these assets are deposited with us. Invested Assets in PWM were adjusted following a review in fourth quarter 2006. A total of € 5 billion assets were reclassified from the "Invested Assets" category to "Custody – Only Assets". This reclassification was retrospectively reflected in the periods in which the assets were originally reported.

Income before income taxes was € 870 million in 2006, € 273 million higher than in 2005. The results for 2006 included charges of € 43 million for restructuring activities and net gains of € 43 million from the sale of businesses. In 2005, income before income taxes included charges of € 220 million for restructuring activities and net gains of € 81 million from the sale of businesses. Underlying pre-tax profit, which excludes these items, increased by € 135 million from € 735 million in 2005 to € 870 million in 2006.

Net revenues were € 4.2 billion in 2006, an increase of € 296 million, or 8 %, compared to 2005. This was a record year for net revenues in AWM, with growth in all major product areas.

Portfolio/fund management revenues of € 2.5 billion in AM represented an increase of € 272 million, or 12 %, from 2005. This improvement mainly reflected higher levels of performance fees in the Real Estate business, as well as a continued increase in invested assets, particularly in Germany. Partly offsetting these results was a decline in revenues due to the sale of a substantial part of our UK- and Philadelphia-based AM businesses to Aberdeen Asset Management PLC in 2005.

Portfolio/fund management revenues of € 332 million in PWM were € 30 million above those of 2005 predominantly due to increased invested assets.

Continued strong customer demand for high-value products, as well as higher levels of transaction-based revenues, resulted in an increase of € 43 million, or 6 %, in Brokerage revenues, which also benefited from net inflows of invested assets.

Revenues related to loans/deposits of € 191 million were up by € 26 million, or 16 %, due to higher volumes in our margin loan and time-deposit businesses.

Revenues from other products of € 354 million were € 76 million, or 18 %, lower than in 2005, due to lower gains from the sale of investments, mainly in the Real Estate business, and a decrease of € 38 million in net gains from the sale of businesses. Such gains totaled € 43 million in 2006 and € 81 million in 2005.

Noninterest expenses were € 3.3 billion in 2006, an increase of € 23 million, or 1 %, from 2005. The increase in noninterest expenses was primarily driven by higher performance-related compensation and expenses related to the implementation of PWM's growth strategy, partly offset by a decrease in charges for restructuring activities, which declined from € 220 million in 2005 to € 43 million in 2006.

The cost/income ratio was 79 % in 2006, an improvement of 6 percentage points compared to 85 % in 2005. After adjusting for restructuring charges and gains from the sale of businesses, the underlying cost/income ratio was 79 % in 2006, compared to 80 % in 2005.

Invested assets increased by € 34 billion to € 732 billion in 2006. Invested Assets in PWM grew from € 163 billion in 2005 to € 189 billion at the end of 2006. The increase of € 26 billion or 16 % was mainly due to net new assets of € 15 billion spread across all major regions. A total of € 5 billion assets was reclassified from "Invested Assets" to "Custody-Only Assets" following a review of invested assets in the fourth quarter 2006. This reclassification was retrospectively reflected in the periods in which the assets were reported.

Invested Assets in AM grew from € 536 billion in 2005 to € 543 billion at the end of 2006. The increase of € 7 billion or 1 % was mainly due to net new assets of € 6 billion. In Germany (as measured by the German Investment Association, BVI), our mutual fund company DWS achieved net inflows, which at € 6 billion, represented 30 % of the total net inflows in the market, and had record funds under management of € 122 billion at year-end 2006. DWS continued to be the market leader in Germany with a 25 % market share (source: BVI) and it remains one of the leading retail asset managers in Europe by size and investment performance. In 2006, DWS was awarded the Standard & Poor's Fund Award for the best-performing mutual fund company in Germany for the twelfth consecutive year.

PRIVATE & BUSINESS CLIENTS CORPORATE DIVISION

The following table sets forth the results of our Private & Business Clients Corporate Division for the years ended December 31, 2006 and 2005, in accordance with our management reporting systems.

in € m. (except where indicated)	2006	2005
Net revenues:		
Portfolio/fund management	287	216
Brokerage	1,099	1,074
Loans/deposits	2,442	2,251
Payments, account & remaining financial services	881	842
Other	305	326
Total net revenues	**5,014**	**4,709**
Provision for credit losses:		
Provision for loan losses	368	342
Provision for off-balance sheet positions	(1)	(2)
Total provision for credit losses	**367**	**340**
Noninterest expenses[1]**:**		
Operating cost base	3,547	3,355
Policyholder benefits and claims	–	–
Minority interest	0	0
Restructuring activities	49	127
Goodwill impairment/impairment of intangibles	–	–
Total noninterest expenses[1]	**3,596**	**3,482**
Therein: Severance payments	11	17
Income before income taxes	**1,051**	**887**
Add (deduct):		
Net (gains) losses from businesses sold/held for sale	(11)	(9)
Restructuring activities	49	127
Goodwill impairment/impairment of intangibles	–	–
Underlying pre-tax profit	**1,089**	**1,005**
Cost/income ratio in %	72	74
Underlying cost/income ratio in %	71	71
Assets	94,380	86,528
Risk-weighted positions (BIS risk positions)	64,068	60,252
Average active equity[2]	2,321	1,707
Return on average active equity in %	45	52
Underlying return on average active equity in %	47	59
Invested assets (in € bn.)[3]	176	163
Loan volume (in € bn.)	79	73
Deposit volume (in € bn.)	72	66

1 Excludes provision for off-balance sheet positions (reclassified to provision for credit losses).
2 See Note [27] to the consolidated financial statements for a description of how average active equity is allocated to the divisions.
3 We define invested assets as (a) assets we hold on behalf of customers for investment purposes and/or (b) client assets that are managed by us. We manage invested assets on a discretionary or advisory basis, or these assets are deposited with us.

Income before income taxes was € 1.1 billion in 2006, € 164 million higher than in 2005. The current year included charges of € 49 million for restructuring activities and net gains of € 11 million from the partial sale of PBC's credit card processing activities in Italy. In 2005, income before income taxes included charges of € 127 million for restructuring activities and net gains of € 9 million from the sale of the private banking business in the Netherlands. Underlying pre-tax profit, which excludes these items, increased by € 84 million from € 1.0 billion in 2005 to € 1.1 billion in 2006, as revenue growth more than offset higher noninterest expenses and an increased provision for credit losses.

Net revenues of € 5.0 billion increased by € 306 million, or 6 %, compared to 2005, outperforming GDP growth in Germany and Italy, PBC's core markets. Revenues from norisbank were included since the first-time consolidation at the beginning of November 2006.

Portfolio/fund management revenues and brokerage revenues increased by € 70 million and € 25 million, respectively. The improvements reflected successful placements of innovative investment products, as well as higher transaction-based flow revenues.

Loans/deposits revenues were the key factors in the growth in 2006 and increased by € 192 million, driven by higher loan volumes resulting from PBC's strategy to grow its consumer lending business. Revenues attributable to deposits increased due to both higher volumes and improved margins.

Payments, account and remaining financial services revenues increased by € 39 million, mainly due to higher revenues from payment services but also from increased insurance brokerage revenues in 2006.

Revenues from other products of € 305 million in 2006 decreased by € 21 million compared to 2005, primarily due to lower results from asset and liability management.

Provision for credit losses increased by € 27 million, or 8 %, to € 367 million in 2006 reflecting the growth in loan volume and the impact from the first time consolidation of norisbank.

Noninterest expenses of € 3.6 billion were € 116 million, or 3 %, higher than in 2005, primarily due to an increase of € 193 million in the operating cost base, which excludes restructuring charges and other items. The increased expenses reflect investments in business growth, including the branch banking and credit card offerings in India and the extension of the branch network in Poland, as well as the expansion of our sales forces in Western European markets. Also contributing to the rise in expenses were integration-related costs from the norisbank and Berliner Bank acquisitions. Charges for restructuring activities were € 49 million, which was € 78 million lower than in the previous year.

The cost/income ratio was 72 % in 2006, an improvement of 2 percentage points compared to 74 % in 2005. Excluding restructuring charges and gains from the sale of businesses, the underlying cost/income ratio of 71 % remained unchanged compared to 2005.

Invested assets of € 176 billion at the end of 2006 grew by € 13 billion or 8 %. The increase was attributable to both the impact of market appreciation of € 6 billion and net inflows of € 6 billion driven by the supply of innovative products across PBC's broad customer base.

CORPORATE INVESTMENTS GROUP DIVISION

The following table sets forth the results of our Corporate Investments Group Division for the years ended December 31, 2006 and 2005, in accordance with our management reporting systems.

in € m. (except percentages)	2006	2005
Net revenues	**613**	**1,229**
Therein: Net interest and trading revenues	(16)	37
Provision for credit losses:		
Provision for loan losses	18	(0)
Provision for off-balance sheet positions	(15)	(0)
Total provision for credit losses	**2**	**(1)**
Noninterest expenses[1]:		
Operating cost base	133	181
Minority interest	(6)	(2)
Restructuring activities	1	2
Goodwill impairment/impairment of intangibles	31	–
Total noninterest expenses[1]	**160**	**181**
Therein: Severance payments	0	0
Income before income taxes	**451**	**1,049**
Add (deduct):		
Net (gains) losses from businesses sold/held for sale	–	–
Significant equity pick-ups/net (gains) losses from investments	(356)	(156)
Net (gains) losses on securities available for sale/industrial holdings including hedging	(134)	(801)
Net (gains) losses on sale of premises	(12)	(57)
Restructuring activities	1	2
Goodwill impairment/impairment of intangibles	31	–
Underlying pre-tax profit (loss)	**(20)**	**37**
Cost/income ratio in %	26	15
Underlying cost/income ratio in %	121	84
Assets	17,406	15,025
Risk-weighted positions (BIS risk positions)	5,354	7,448
Average active equity[2]	1,106	3,047
Return on average active equity in %	41	34
Underlying return on average active equity in %	(2)	1

1 Excludes provision for off-balance sheet positions (reclassified to provision for credit losses).
2 See Note [27] to the consolidated financial statements for a description of how average active equity is allocated to the divisions.

CI reported income before income taxes of € 451 million in 2006 compared to € 1.0 billion in 2005.

Net revenues were € 613 million in 2006, a decrease of € 617 million compared to the previous year. Net revenues in 2006 included net gains of € 134 million from selling some of our industrial holdings. The most significant impact of € 92 million, resulted from the sale of Linde AG shares after having participated in Linde's capital increase earlier in 2006. Also included was a gain from the partial sale of HCL Technologies Ltd. Net gains from significant equity method and other investments of € 356 million included a gain of € 85 million from the sale of our remaining share in EUROHYPO AG and a significant gain on sale of our investment in Germanischer Lloyd AG.

Net revenues in 2005 included net gains of € 801 million from selling some of our industrial holdings. The largest gain, totaling € 666 million, resulted from the further reduction of our investment in DaimlerChrysler AG from 10.4 % to 4.4 %. Also reflected were significant gains on the sale of our stake in Südzucker AG and the partial sale of HCL Technologies Ltd. Net revenues in 2005 also included net gains of € 156 million from significant equity method and other investments, including a € 44 million gain from the reduction of our stake in EUROHYPO AG. Additional net gains of € 57 million resulted from the disposal of premises.

Excluding these items, the remaining variance between net revenues in 2006 and 2005 was mainly attributable to lower dividend income from our smaller industrial holdings portfolio and lower revenues subsequent to the sale of investments.

Total noninterest expenses decreased in 2006 to € 144 million from € 181 million in 2005 mainly as a result of the sale of investments in prior periods. This decrease was partly offset by a goodwill impairment charge of € 31 million related to a fully consolidated Private Equity investment.

At year end 2006, the alternative assets portfolio of CI had a carrying value of € 811 million, of which 33 % was private equity direct investments, 44 % was real estate investments and 23 % was private equity indirect and other investments. This compares to a value at year end 2005 of € 1.4 billion.

OTHER FINANCIAL INFORMATION

PENSION PLANS

ASSUMPTIONS

We have a global policy for determining the assumptions that are applied to our pension and other employee benefit plans. These assumptions are measurable against market factors or equivalents where market factors are not available. As stated in Note [24] to our consolidated financial statements, "Pension and Other Employee Benefit Plans", below are the significant assumptions related to our defined benefit pension plans and postretirement medical plans. For all financial assumptions, the derived annual rates are rounded up or down to a multiple of ten basis points.

The discount rate in the Eurozone, the UK and the U.S. is determined by reference to a hypothetical portfolio of AA-rated corporate bonds for which the timing and amount of cash outflows approximates the estimated payouts of the plan at different future dates (the "yield curve"). For other countries the discount rate is based on yields to maturity of AA-rated corporate bond indices of the same currency and similar duration of the liability, and representing sufficient depth of market to be considered a reliable indicator. Benchmark government bonds are used for countries where sufficient depth of AA-corporate bond markets is not available. In cases of significant differences between the published bond duration and the calculated duration of the obligation, an adjustment is made equal to this difference multiplied by the slope of the yield curve. At December 31, 2006, the weighted-average discount rate used to measure our pension obligations was 4.8 %. In determining our pension expense for the year ended December 31, 2006, an average discount rate of 4.3 % (i.e., the December 31, 2005 rate) was applied. The respective average discount rates for the postretirement medical plans were 5.8 % as of December 31, 2006 and 5.4 % for determining the expected expense for 2006.

The expected return on our defined benefit pension plans' assets is calculated by applying a risk premium which reflects the inherent risks associated with each relevant asset category (i.e. equities, corporate bonds, alternative investments) over a risk-free return. Using this so-called "building block" approach globally helps ensure that we have a consistent framework in place. In addition, it provides sufficient flexibility to allow for changes that need to be built in to reflect local specific conditions regarding risk premiums. The average expected return on plan assets for the net periodic benefit cost for 2006 (NPBC 2006) was 4.4 %. The determination of the expected return on plan assets for 2007 was based on the target asset allocation as of the measurement date. We used the ten-year government fixed interest bond yield for the country in which each plan is located as the benchmark for the risk-free return. For equities and alternative investments, we derived the expected rate of return by adding a risk premium based on a blend of historical data and future macroeconomic expectations. We derived the expected rate of return for fixed interest government bonds, taking into account the duration of the bonds held compared to the ten-year benchmark. For fixed interest non-government bonds, we set the expected rate of return as either the relevant point on the yield curve or the corporate bond index used to set the discount rate, adjusted for differences in duration. For cash, we estimated the expected return to be equivalent to the market yield on three-month treasury instruments for the applicable country. The average expected return for the NPBC 2007 is 4.6 %.

The long term price inflation assumption is set by reference to region-specific consensus indices adjusted where necessary for differences in duration. Increases in pensionable pay are expressed as a percentage over this base inflation assumption. For the mortality assumptions, the most recent or generally accepted tables were applied for the major plans in accordance with our global policy and the best estimate principle.

FUNDING

We made contributions of € 354 million and € 521 million to our defined benefit pension plans for the fiscal years 2006 and 2005, respectively.

The contributions were determined by considering several factors (e.g., ratio of fair value of plan assets to respective Projected Benefit Obligations, service cost, funding requirements in accordance with the Employee Retirement Income Security Act of 1974 (ERISA) and other local statutory requirements). No minimum ERISA contributions were required for our U.S. pension plan.

Our principle is to finance pension plans using external financing vehicles (i.e., a segregated pool of assets) unless circumstances justify an exception, for example, where it would not comply with legislation or be tax-inefficient. Our funding policy is to maintain full coverage of the Projected Benefit Obligation (PBO) by plan assets within a range of 90 % to 110 % of the obligation for our funded plans subject to meeting any local statutory requirements. Any obligation for our unfunded plans was accrued for accordingly and is funded when paid to the beneficiaries.

Our primary investment objective is to limit our exposure to large swings in the funded status of our plans. Therefore the asset allocation is reviewed regularly and as part of the review of the investment strategy in 2006, the target equity allocation was reduced further. Given this strategy, we expect that the volatility from the defined benefit pension plans will be reduced since earnings variations on the assets will be offset by compensating movements in the obligation.

EXPENSE

The net periodic benefit cost for the year ended 2006 was determined in January 2006 by independent local actuaries and based on certain estimates and market-related assumptions as of January 1, 2006 (e.g., discount rates, expected return on plan assets, etc.). The expense was subsequently revised for the effects of special events such as settlements and curtailments as well as prior service costs to be recognized immediately. This process was reviewed by our independent global actuary.

A one-percentage point change in the discount rates and in the expected rates of return on plan assets would have had the following effects on 2006 expense for the defined benefit pensions plans.

in € m.	One-percentage point increase	One-percentage point decrease
Discount rate	(76)	135
Expected return rate on plan assets	(93)	93

We expect an overall decrease in the charge for our defined benefit pension plans as well as for the postretirement medical plans in 2007 mainly due to the upward market trends in discount rates. The expected decrease in the charge in 2007 is approximately 13 % for our defined benefit pension plans (2006 NPBC: € 357 million) and approximately 35 % for our postretirement medical plans (2006 NPBC: € 20 million).

AMOUNTS NOT YET RECOGNIZED THROUGH EARNINGS

The unrecognized actuarial losses in respect of our defined benefit pension plans amounted to a total of € 856 million as of December 31, 2006. Following the corridor approach we generally amortize, as part of the net periodic benefit cost, the excess of the corridor (10 % of the higher of PBO or the Fair Value of Plan Assets) over the average future service periods (approximately 11 years). The loss amortized for our defined benefit pension plans was € 67 million for fiscal year 2006 and € 40 million for fiscal year 2005. In 2007, the actuarial loss amortized will be € 67 million for the defined benefit pension plans. Furthermore, as of December 31, 2006, a net prior service credit of € 59 million was not yet recognized through earnings. Thereof, € 6 million will be amortized in 2007.

For the postretirement medical plans the unrecognized actuarial gain was € 2 million as of December 31, 2006. The losses amortized for the postretirement medical plans were € 3 million for fiscal year 2006 and € 1 million for fiscal year 2005. The amortization period for these losses is the average future service period of approximately 9 years. In 2007, we do not expect any amortization charge or credit for the postretirement medical plans in this respect. Moreover, as of December 31, 2006, prior service costs of € 4 million were not yet recognized through earnings. Thereof, € 2 million will be amortized in 2007.

OFF-BALANCE SHEET ARRANGEMENTS WITH UNCONSOLIDATED ENTITIES

We carry out certain business activities via arrangements with unconsolidated entities. We may provide financial support or otherwise be exposed to risks of loss as a result of these arrangements, typically through guarantees that we provide or subordinated retained interests that we hold. The purposes, risks, and effects of these arrangements are described below. Also, see Note [30] to the consolidated financial statements for disclosure of total outstanding guarantees and lending-related commitments entered into in the normal course of business which give rise to off-balance sheet credit risk.

We provide financial support related to off-balance sheet activities chiefly in connection with asset securitizations, commercial paper programs, commercial real estate leasing vehicles and guaranteed value mutual funds that we manage and that we do not consolidate. With the adoption of FIN 46 and FIN 46(R), some of the vehicles related to these activities have been consolidated and some remain unconsolidated. We are addressing only the unconsolidated portion of these activities in this section. See Note [9] to the consolidated financial statements for financial information regarding both the consolidated and unconsolidated portions of these activities.

We may provide financial support in connection with asset securitizations by retaining a subordinated interest in the assets being securitized. In an asset securitization, we sell financial assets to a securitization vehicle that funds its purchase by issuing debt (asset-backed securities) to investors. We have no control over the securitization vehicle after the sale, and our creditors and we have no claim on the assets that we have sold. Similarly, the investors and the securitization vehicle have no recourse to our other assets if the debt goes into default. Asset-backed securities are attractive to investors in what is a deep and liquid market that lowers borrowing costs and increases credit availability to businesses and to consumers.

The securitization vehicles we use in these transactions pose limited liquidity risks since the payments to investors are directly tied to the payments received from the vehicles' assets and are unaffected by changes in our own credit rating or financial situation. A sudden drop in investor demand for asset-backed securities could cause us to restrict our lending thereafter for the types of loans we typically securitize, but we are not dependent on securitizations as a source of funding and such a market shift would not pose any significant additional liquidity risk not already considered in our risk analyses. To the extent we hold senior or subordinated debt issued by a securitization vehicle we have credit risk that is considered as part of our credit risk assessments or market valuations. Note [9] to the consolidated financial statements provides additional information regarding the extent of our retained interests in securitizations and the volume of our asset securitization activities.

Commercial paper programs represent a way for third parties to securitize their financial assets. In commercial paper programs, we do not securitize any of our own financial assets, but act as administrative agent. As administrative agent, we facilitate the sale of loans, other receivables, or securities from various third parties to an unconsolidated special purpose entity. We may also facilitate the transfer of the loans and securities that represent collateral provided by the third parties in return for loans granted by the unconsolidated entity. The entity then issues collateralized commercial paper to the market. In these situations, the commercial paper issuer is restricted from purchasing assets from or making loans to us. Rating agencies typically rate such commercial paper in the highest short-term category because of the collateral and credit support normally provided by a financial institution.

Unlike securitization vehicles, commercial paper programs pose liquidity risk since the commercial paper issued is short-term whereas the issuer's assets are longer term. We take on this risk whenever we provide a liquidity support facility to the issuer. These contingent liabilities are incorporated in our liquidity risk framework (including stress testing).

We may also guarantee the assets of the issuer as part of the facility, giving us secondary credit risk with the first loss taken by the third parties who sold their assets to the entity.

We sponsor commercial real estate leasing vehicles and closed-end funds where third party investors essentially provide senior financing for the purchase of commercial real estate, which is leased to other third parties. We typically provide subordinated financing, which exposes us to real estate market risk, and we receive fees for our administrative services.

In the case of the guaranteed value mutual funds we manage, the value of the mutual funds units is guaranteed by us. These mutual funds are investment vehicles that were established to provide returns to investors in the vehicles.

The extent of the financial support we provide for certain of the arrangements described above is disclosed in Note [9] to the consolidated financial statements in the disclosure of our maximum exposure to loss as a result of our involvement with unconsolidated variable interest entities in which we hold a significant variable interest. The risks from these arrangements are included in our overall assessments of credit, liquidity and market risks.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The table below shows the cash payment requirements from specified contractual obligations outstanding as of December 31, 2006.

Contractual obligations					Payment due by period
in € m.	Total	Less than 1 year	1–3 years	3–5 years	More than 5 years
Long-term debt obligations	132,495	18,563	33,846	28,725	51,361
Capital (finance) lease obligations	908	123	255	103	427
Operating lease obligations	3,264	564	925	663	1,112
Purchase obligations	3,386	809	1,262	820	495
Long-term deposits	33,511	–	12,537	6,588	14,386
Other long-term liabilities	6,375	1,214	2,000	985	2,176
Total	**179,939**	**21,273**	**50,825**	**37,884**	**69,957**

Figures above do not include the benefit of noncancelable sublease rentals of € 437 million on capital leases and € 330 million on operating leases. Purchase obligations for goods and service include future payments for, among other things, processing, information technology and custodian services. Some figures above for purchase obligations represent minimum contractual payments and actual future payments may be higher. Long-term deposits exclude contracts with a remaining maturity of less than one year. Other long-term liabilities consist primarily of obligations to purchase common shares, and insurance policy reserves. The latter are classified in the "More than 5 years" column since the obligations are long term in nature and actual payment dates cannot be specifically determined. See the following notes to the consolidated financial statements for further information: Note [11] regarding lease obligations, Note [15] regarding deposits, Note [17] regarding long-term debt and Note [18] regarding obligation to purchase common shares.

LONG-TERM CREDIT RATINGS

We believe that maintaining our credit quality is a key part of the value we offer to our clients, bondholders and shareholders. Below are our long-term credit ratings.

	Dec 31, 2006	Dec 31, 2005
Moody's Investors Service, New York[1]	Aa3	Aa3
Standard & Poor's, New York[2]	AA–	AA–
Fitch Ratings, New York[3]	AA–	AA–

1 Moody's defines the Aa3 rating as denoting bonds that are judged to be high quality by all standards. Moody's rates Aa bonds lower than the best bonds (which it rates Aaa) because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risk appear somewhat greater than Aaa securities. The numerical modifier 3 indicates that Moody's ranks the obligation in the lower end of the Aa category.

2 Standard and Poor's defines its AA rating as denoting an obligor that has a very strong capacity to meet its financial commitments. The AA rating is the second-highest category of Standard and Poor's ratings. Standard and Poor's notes that an AA rated obligor differs from the highest rated obligors only in small degree. The minus sign shows relative standing within the AA rating category.

3 Fitch Ratings defines its AA rating as very high credit quality. Fitch Ratings uses the AA rating to denote a very low expectation of credit risk. According to Fitch Ratings, AA-ratings indicate very strong capacity for timely payment of financial commitments. This capacity is not significantly vulnerable to foreseeable events. Category AA is Fitch Ratings second-highest rating category.

As of the date of this document, there has been no change in any of the above ratings.

Each rating reflects the view of the rating agency only at the time it gave us the rating, and you should evaluate each rating separately and look to the rating agencies for any explanations of the significance of their ratings. The rating agencies can change their ratings at any time if they believe that the circumstances so warrant. You should not view these long-term credit ratings as recommendations to buy, hold or sell our securities.

BALANCE SHEET DEVELOPMENT

The table below shows information on the balance sheet development.

in € m.	2006	2005
Total assets	1,126,230	992,161
Central Bank funds sold and securities purchased under resale agreements	138,763	130,993
Securities borrowed	108,266	101,125
Trading assets	516,839	448,393
Loans, net	168,134	151,355
Total liabilities	1,093,422	962,225
Deposits	408,782	380,787
Trading liabilities	218,854	194,347
Central bank funds purchased and securities sold under repurchase agreement	187,129	143,524
Long-term debt	132,495	113,554
Total shareholders' equity	32,808	29,936
Tier I risk-based capital (BIS)	24,498	21,898
Total risk-based capital (BIS)	35,323	33,886

The Group's total assets at the end of the year were € 1,126.2 billion, an increase compared to the previous year of € 134.1 billion or 14 % (2005: € 992.2 billion).

The growth in total assets was largely reflecting the increase of our trading activities with a corresponding growth in trading assets by € 68.4 billion to € 516.8 billion. Securities borrowed increased by € 7.1 billion to € 108.3 billion, and central bank funds sold and securities purchased under resale agreements grew by € 7.8 billion to € 138.8 billion. In addition, loans rose by € 16.8 billion to € 168.1 billion. This increase partly reflected a growth in PBC's mortgage and consumer lending business. In other assets, loans held for sale increased by € 11.3 billion to € 36.7 billion and receivables from prime brokerage were € 26.1 billion, € 10.8 billion higher compared to 2005. The development of loans held for sale was mainly driven by an increase in syndications and securitizations in North America.

The development in total liabilities was mainly driven by central bank funds purchased and securities sold under repurchase agreements, which increased by € 43,6 billion. More than two thirds of the increase in deposits of € 28.0 billion to € 408.8 billion was attributable to our foreign offices. Our long-term debt increased by € 18.9 billion to € 132.5 billion, reflecting € 64.6 billion of new issuances, partly offset by € 42.9 billion early repayments, repurchases and bond repayments. Furthermore, our trading liabilities rose by € 24.5 billion to € 218.9 billion at the end of 2006 and other liabilities increased by € 18.3 billion to € 99.7 billion, primarily reflecting higher payables from prime brokerage.

Group shareholders' equity increased in 2006 by € 2.9 billion, or 10 %, to € 32.8 billion. The main contributors to this development were net income of € 6.0 billion, the issuance of common shares in connection with employee stock option programs (€ 0.7 billion), and unrealized gains on securities available for sale (€ 0.3 billion). These factors were partly offset by items reducing shareholders' equity, including net share buybacks (€ 1.8 billion), the cash dividend paid for the 2005 financial year (€ 1.2 billion), negative effects of exchange rate changes (especially the U.S. dollar) of € 0.8 billion and the adjustment to initially apply SFAS 158, net of tax (€ 0.5 billion).

Total regulatory capital in accordance with the recommendations of the Basel Committee on Banking Supervision increased in 2006 by € 1.4 billion, to € 35.3 billion. While Tier I increased by € 2.6 billion, Tier II declined by € 1.2 billion as a result of expiring cumulative preferred securities and subordinated liabilities. Retained earnings, partially offset by dividend accrual and share buy backs, and newly issued noncumulative trust preferred securities were the principal drivers of the increase in Tier I capital.

INFORMATION PURSUANT TO SECTION 315 (4) OF THE GERMAN COMMERCIAL CODE

STRUCTURE OF THE SHARE CAPITAL

As of 31 December 2006, Deutsche Bank's issued share capital amounted to € 1,343,406,103.04 consisting of 524,768,009 ordinary shares without par value. The shares are fully paid up and in registered form. Each share confers one vote.

RESTRICTIONS ON VOTING RIGHTS OR THE TRANSFER OF SHARES

We are not aware of any restrictions on voting rights or the transfer of shares.

SHAREHOLDINGS WHICH EXCEED 10 PER CENT OF THE VOTING RIGHTS

The German Securities Trading Act (*Wertpapierhandelsgesetz*) requires any investor whose share of voting rights reaches, exceeds or falls below certain thresholds as the result of purchases, disposals or otherwise, must notify us and the German Federal Financial Supervisory Authority (BaFin) thereof. The lowest threshold has so far been 5 per cent, however, since January 20, 2007, it has been reduced to 3 per cent. We are not aware of any shareholder holding directly or indirectly more than 10 per cent of the voting rights.

SHARES WITH SPECIAL CONTROL RIGHTS

Shares which confer special control rights have not been issued.

SYSTEM OF CONTROL OF ANY EMPLOYEE SHARE SCHEME WHERE THE CONTROL RIGHTS ARE NOT EXERCISED DIRECTLY BY THE EMPLOYEES

The employees, who hold Deutsche Bank shares, exercise their control rights directly in accordance with applicable law and the Articles of Association (Satzung).

RULES GOVERNING THE APPOINTMENT AND REPLACEMENT OF MEMBERS OF THE MANAGEMENT BOARD

Pursuant to the German Stock Corporation Act (Section 84) and the Articles of Association of Deutsche Bank (Section 6) the members of the Management Board are appointed by the Supervisory Board. The number of Management Board members is determined by the Supervisory Board. According to the articles of Association, the Management Board has at least three members. The Supervisory Board may appoint one member of the Management Board as Chairperson of the Management Board. Members of the Management Board may be appointed for a maximum term of up to five years. They may be re-appointed or have their term extended for one or more terms of up to a maximum of five years each. The German Co-Determination Act (*Mitbestimmungsgesetz*; Section 31) requires a majority of at least two thirds of the members of the Supervisory Board to appoint members of the Management Board. If such majority is not achieved, the Mediation Committee shall give, within one month, a recommendation for the appointment to the Management Board. The Supervisory Board will then appoint the members of the Management Board with the majority of its members. If such appointment fails, the Chairperson of the Supervisory Board shall have two votes in a new vote. If a required member of the Management Board has not been appointed, the Local Court (*Amtsgericht*) in Frankfurt am Main shall, in urgent cases, make the necessary appointments upon motion by any party concerned (Section 85 of the German Stock Corporation Act).

Pursuant to the German Banking Act (*Kreditwesengesetz*) evidence must be provided to the BaFin and the Deutsche Bundesbank that the member of the Management Board has adequate theoretical and practical experience of the businesses of the Bank as well as managerial experience before the member is appointed (Sections 24 (1) No. 1 and 33 (2) of the Banking Act).

The Supervisory Board may revoke the appointment of an individual as member of the Management Board or as Chairperson of the Management Board for good cause. Such cause includes in particular a gross breach of duties, the inability to manage the Bank properly or a vote of no-confidence by the General Meeting, unless such vote of no-confidence was made for obviously arbitrary reasons.

RULES GOVERNING THE AMENDMENT OF THE ARTICLES OF ASSOCIATION

Any amendment of the Articles of Association requires a resolution of the General Meeting (Section 179 of the Stock Corporation Act). The authority to amend the Articles of Association in so far as such amendments merely relate to the wording, such as changes of the share capital as a result of the issuance of authorized capital, has been assigned to the Supervisory Board by the Articles of Association of Deutsche Bank (Section 20 (3)). Pursuant to the Articles of Association, the resolutions of the General Meeting are taken by a simple majority of votes and, in so far as a majority of capital stock is required, by a simple majority of capital stock, except where law determines otherwise (Section 20 (1)). Amendments to the Articles of Association become effective upon their entry in the Commercial Register (Section 181 (3) of the Stock Corporation Act).

POWERS OF THE MANAGEMENT BOARD TO ISSUE OR BUY BACK SHARES

Deutsche Bank's share capital may be increased by issuing new shares for cash and in some circumstances for non-cash consideration. At December 31, 2006, Deutsche Bank had authorized but unissued capital of € 426,000,000 which may be issued at various dates through April 30, 2009 as follows.

Authorized capital	Expiration date
€ 100,000,000	April 30, 2007
€ 128,000,000[1]	April 30, 2008
€ 198,000,000	April 30, 2009

1 Capital increase may be affected for noncash contributions with the intent of acquiring a company or holdings in companies.

The Annual General Meeting on June 2, 2004 authorized the Management Board to issue once or more than once, bearer or registered participatory notes with bearer warrants and/or convertible participatory notes, bonds with warrants, and/or convertible bonds on or before April 30, 2009. For this purpose share capital was increased conditionally by up to € 150,000,000.

The Annual General Meeting of June 1, 2006 authorized the Management Board pursuant to Section 71 (1) No. 7 of the Stock Corporation Act to buy and sell, for the purpose of securities trading, own shares of Deutsche Bank AG on or before October 31, 2007, at prices which do not exceed or fall short of the average of the share prices (closing auction prices of the Deutsche Bank share in Xetra trading and/or in a comparable successor system on the Frankfurt Stock Exchange) on the respective three preceding stock exchange trading days by more than 10 per cent. In this context, the shares acquired for this purpose may not, at the end of any day, exceed 5 per cent of the share capital of Deutsche Bank AG.

The Annual General Meeting of June 1, 2006 authorized the Management Board pursuant to Section 71 (1) No. 8 of the Stock Corporation Act to buy, on or before October 31, 2007, own shares of Deutsche Bank AG in a total volume of up to 10 per cent of the present share capital. Together with own shares acquired for trading purposes and/or for other reasons and which are from time to time in the company's possession or attributable to the company pursuant to Sections 71a sq. of the Stock Corporation Act, the own shares purchased on the basis of this authorization may not at any time exceed 10 per cent of the company's share capital. The own shares may be bought through the stock exchange or by means of a public purchase offer to all shareholders. In the case of purchase through the stock exchange, the company may use the services of third parties and employ derivatives, provided the third parties observe the following restrictions. The countervalue for the purchase of shares (excluding ancillary purchase costs) through the stock exchange may not be more than 10 per cent higher or more than 20 per cent lower than the average of the share prices (closing auction prices of the Deutsche Bank share in Xetra trading and/or in a comparable successor system on the Frankfurt Stock Exchange) on the last three stock exchange trading days before the obligation to purchase. In the case of a public purchase offer, it may not be more than 15 per cent higher or more than 10 per cent lower than the average of the share prices (closing auction prices of the Deutsche Bank share in Xetra trading and/or in a comparable successor system on the Frankfurt Stock Exchange) on the last three stock exchange trading days before the day of publication of the offer. If the volume of shares offered in a public purchase offer exceeds the planned buyback volume, acceptance must be in proportion to the shares offered in each case. The preferred acceptance of small quantities of up to 50 of the company's shares offered for purchase per shareholder may be provided for.

The Management Board has also been authorized to dispose, with the Supervisory Board's consent, of the purchased shares and of any shares purchased on the basis of previous authorizations pursuant to Section 71 (1) No. 8 of the Stock Corporation Act in a way other than through the stock exchange or by an offer to all shareholders, provided this is done against contribution in kind and excluding shareholders' pre-emptive rights for the purpose of acquiring companies or shareholdings in companies. In addition, the Management Board is authorized, in case it disposes of acquired own shares by offer to all shareholders, to grant to the holders of the warrants, convertible bonds and convertible participatory rights issued by the company pre-emptive rights to the extent that they would be entitled to such rights if they exercised their option and/or conversion rights. Shareholders' pre-emptive rights are excluded for these cases and to this extent. The Management Board has also been authorized to exclude shareholders' pre-emptive rights in so far as the shares are to be used for the issue of staff shares to employees and retired employees of the company and of companies related to it, or in so far as they are to be used to service option rights on and/or rights or duties to purchase shares of the company granted to employees of the company and of companies related to it.

Furthermore, the Management Board has been authorized to sell the shares to third parties against cash payment with the exclusion of shareholders' pre-emptive rights if the purchase price is not substantially lower than the price of the shares on the stock exchange at the time of sale. Use may only be made of this authorization if it has been ensured that the number of shares sold on the basis of this authorization together with shares issued from authorized capital with the exclusion of shareholders' pre-emptive rights pursuant to Section 186 (3) sentence 4 of the Stock Corporation Act does not exceed 10 per cent of the company's share capital at the time of the issue and/or sale of shares.

The Management Board has also been authorized to cancel shares acquired on the basis of this authorization without the execution of this cancellation process requiring a further resolution by the General Meeting.

SIGNIFICANT AGREEMENTS WHICH TAKE EFFECT, ALTER OR TERMINATE UPON A CHANGE OF CONTROL OF THE COMPANY FOLLOWING A TAKEOVER BID

Significant agreements which take effect, alter or terminate upon a change of control of the company following a takeover bid have not been entered into.

AGREEMENTS FOR COMPENSATION IN CASE OF A TAKEOVER BID

If a member of the Management Board leaves the bank within the framework of a change of control, he receives a one-off compensation payment described in greater detail in the following Compensation Report.

If the employment relationship with certain executives with global or strategically important responsibility is terminated within a defined period within the scope of a change of control, without cause or without a reason for which the executives are responsible, or if these executives terminate their employment relationship because the company has taken certain measures leading to reduced responsibilities, the executives are entitled to a severance payment. The calculation of the severance payment is, in principle, based on the total remuneration (base salary as well as variable – cash and equity-based – compensation) granted in the past.

COMPENSATION REPORT

The Compensation Report explains the principles applied in determining the compensation of the members of the Management Board and Supervisory Board of Deutsche Bank AG as well as the structure and amount of the Management Board members' compensation. This Compensation Report has been prepared in accordance with the requirements of Germany's new Act on Disclosure of Management Board Compensation (VorstOG) as well as the recommendations of the German Corporate Governance Code.

The individualized disclosure of the compensation of our Management Board members has been adjusted to the new requirements of the Act on Disclosure of Management Board Compensation (VorstOG), sub-divided into non-performance-related and performance-related components as well as components with long-term incentives.

PRINCIPLES OF THE COMPENSATION SYSTEM FOR MANAGEMENT BOARD MEMBERS

The Chairman's Committee of the Supervisory Board is responsible for determining the structure and amount of compensation of the members of the Management Board. The structure of the Management Board's compensation is discussed and reviewed regularly by the Supervisory Board in full session on the basis of recommendations by the Chairman's Committee.

For the 2006 financial year, the members of the Management Board received compensation (including the performance-related components paid in 2007 for the 2006 financial year) for their service on the Management Board in a total amount of € 32,901,538. This aggregate compensation consisted of the following, primarily performance-related components:

in €	2006
Non-performance-related components:	
Salary	4,081,111
Other benefits	526.369
Performance-related components	18,332,086
Components with long-term incentives	9,961,972
Total compensation	**32,901,538**

This presentation conforms with the reward components defined in the German Act on the Disclosure of Management Board Compensation (VorstOG). The individual positions are therefore not directly comparable in all cases with the prior-year figures published in our 2005 Financial Report. The aggregate compensation taking into account the expense booked in the 2006 financial year for long-term incentive components granted in the financial year 2006 and in previous years amounted to € 26,835,169.

We have entered into service agreements with members of our Management Board. These agreements established the following principal elements of compensation:

NON-PERFORMANCE-RELATED COMPONENTS. The non-performance-related components comprise the salary and other benefits.

The members of the Management Board receive a salary which is determined on the basis of an analysis of salaries paid to executive directors at a selected group of comparable international companies. The salary is disbursed in monthly installments.

Other benefits comprise the monetary value of non-cash benefits such as company cars and driver services, insurance premiums, expenses for company-related social functions and security measures, including payments, if applicable, of taxes on these benefits.

PERFORMANCE-RELATED COMPONENTS. The performance-related components comprise a cash bonus payment and the mid-term incentive ("MTI"). The annual cash bonus payment is based primarily on the achievement of our planned return on equity. As further part of the variable compensation, Management Board members receive a performance-related mid-term incentive which reflects, for a rolling two year period, the ratio between our total shareholder return and the corresponding average figure for a selected group of comparable companies. The MTI payment consists of a cash payment (approximately one third) and equity-based compensation elements (approximately two thirds), which contain long-term risk components, which are discussed in the following paragraph.

COMPONENTS WITH LONG-TERM INCENTIVES. As part of their mid-term incentives, members of the Management Board receive equity-based compensation elements (DB Equity Units) under the DB Global Partnership Plan. The ultimate value of the equity-based compensation elements to the members of the Management Board will depend on the price of Deutsche Bank shares upon their delivery, so that these have a long-term incentive effect.

In February 2007, members of the Management Board were granted a total of 91,821 equity rights (DB Equity Units) for their performance in the 2006 financial year. With receipt subject to certain conditions, the shares from these rights will be delivered on August 1, 2010.

For further information on the terms of our DB Global Partnership Plan, pursuant to which these equity rights (DB Equity Units) are issued, see Note [20] to the consolidated financial statements.

MANAGEMENT BOARD COMPENSATION

Our Management Board members received the following compensation components for their service on the Management Board for the year 2006:

Members of the Management Board	Non-performance-related components		Performance-related components	Components with long-term incentives[2]	Total Compensation
in €	Salary	Other benefits[1]			
Dr. Josef Ackermann	1,150,000	156,930	8,134,813	3,770,000	13,211,743
Dr. Hugo Bänziger[3]	528,889	40,359	1,615,194	1,117,278	3,301,720
Dr. Clemens Börsig[4]	273,333	51,555	1,197,009	577,416	2,099,313
Anthony Di Iorio[3]	528,889	35,217	1,615,194	1,117,278	3,296,578
Dr. Tessen von Heydebreck	800,000	147,918	2,884,938	1,690,000	5,522,856
Hermann-Josef Lamberti	800,000	94,390	2,884,938	1,690,000	5,469,328

1 Unlike last year, other benefits are reported on an individualized basis.
2 The number of DB Equity Units granted to each member was determined by dividing such euro amounts by € 108.49, the closing price of our shares on February 1, 2007. As a result, the number of DB Equity Units granted to each member was as follows: Dr. Josef Ackermann: 34,749, Dr. Hugo Bänziger: 10,298, Dr. Clemens Börsig: 5,322, Anthony Di Iorio: 10,298, Dr. Tessen von Heydebreck: 15,577, and Hermann-Josef Lamberti: 15,577. The expense in the 2006 financial year for the long-term incentive components of compensation granted in the 2006 financial year and in prior years for their service on the Management Board was as follows: Dr. Josef Ackermann: € 1,918,067, Dr. Clemens Börsig: € 255,234, Dr. Tessen von Heydebreck: € 861,151, and Hermann-Josef Lamberti: € 861,151.
3 Member of the Management Board since May 4, 2006.
4 Member of the Management Board until May 3, 2006.

Management Board members did not receive any compensation for mandates on boards of our Group's own companies.

The active members of the Management Board are entitled to a pension based on a defined contribution plan. In its structure, the plan corresponds to the general pension plan for our employees. Under this defined contribution pension plan, a personal pension account has been set up for each member of the Management Board. A payment is made annually by us into this pension account. This annual payment is calculated using an individual contribution rate on the basis of each member's base salary and bonus up to a defined ceiling and accrues interest, determined by means of an age-related factor, at an average rate of 6 % up to the age of 60. From the age of 61 on, the pension account is credited with an annual interest payment of 6 % up to the date of retirement. The annual payments, taken together, form the pension amount which is available to pay the future pension benefit. The pension may fall due for payment after a member has left the Management Board, but before a pension event (age limit, disability or death) has occurred. The pension right is vested from the start.

For the 2006 financial year, the annual payments made by us under this plan were € 379,500 for Dr. Ackermann, € 158,668 for Dr. Bänziger, € 302,000 for Dr. Börsig, € 79,334 for Mr. Di Iorio, € 333,605 for Dr. von Heydebreck and € 440,000 for Mr. Lamberti. Dr. Ackermann, Dr. von Heydebreck and Mr. Lamberti are also entitled, in principle, after they have left the Management Board, to a monthly pension payment of € 29,400 each under a discharged prior pension entitlement. The different sizes of the annual payments are due to the respective age-related factors, the different contribution rates and the individual pensionable compensation amounts. A further factor is that Dr. Bänziger and Mr. Di Iorio joined the Management Board during the year and Dr. Börsig left the Management Board during the year, as a result of which their contribution periods were shorter.

Pursuant to the service agreements concluded with each of the Management Board members, they are entitled to receive a severance payment upon a premature termination of the service agreement at our initiative, without us having been entitled to give notice of summary dismissal for cause. The severance payment comprises the salary for the remaining term of the contract, as well as the average bonus and MTI paid in the last three years for a period of up to one year.

If a Management Board member leaves office he is entitled, for a period of six months, to a transition payment consisting of his salary and target bonus. Exceptions to this arrangement exist where, for instance, the Management Board member gives cause for summary dismissal. If a Management Board member, whose appointment was in force at the beginning of 2006, leaves after reaching the age of 60, he is subsequently entitled, in principle, directly after the end of the six-month transition period, to payment of first 75 % and then 50 % of the sum of his salary and target bonus, each for a period of 24 months. The transition payment ends no later than six months after the end of the General Meeting in the year in which the Board member reaches his 65th birthday.

If a Management Board member's departure is in connection with a change of control, he is entitled to receive his contractual compensation for the remaining period of his appointment, or if such period is less than three years, three times his compensation, in the form of a one-time payment. The payment is calculated on the basis of the compensation (salary, bonus and MTI) received in the last full calendar year before the departure. Any rights under the DB Global Partnership Plan will remain in place.

Dr. Clemens Börsig, a former member of the Management Board, left that Board effective May 3, 2006 at the request of the Supervisory Board to join the Supervisory Board and become its Chairman. The agreement negotiated with him, before May 3, 2006, in consideration for his leaving the Management Board at our request, prior to the end of his contract in 2010 and without cause, provides for periodic payments over the remaining term of his original contract which in the aggregate amount to € 15.0 million. As part of the agreement, Dr. Börsig also agreed to a non-compete arrangement. In settlement of his contractual pension rights, an amount of € 3.0 million will be added to the existing balance in his defined contribution pension account no later than December 31, 2008.

The total compensation paid to former Management Board members or their surviving dependents in 2006 amounted to an aggregate of € 27,453,021.

PRINCIPLES OF THE COMPENSATION SYSTEM FOR SUPERVISORY BOARD MEMBERS

The compensation of Supervisory Board members is set forth in our Articles of Association, which our shareholders amend from time to time at their Annual General meetings. Such compensation provisions were last amended at our Annual General Meeting on June 10, 2003.

For 2006, the following compensation policies apply. The compensation generally consists of a fixed remuneration of € 30,000 per year (plus value-added tax (Umsatzsteuer), currently 19 %) and a dividend-based bonus of € 1,000 per year for every full or fractional € 0.05 increment by which the dividend we distribute to our shareholders exceeds € 0.15 per share. We increase both the fixed remuneration and the dividend-based bonus of each Supervisory Board member by 25 % for each committee on which the Supervisory Board member sits, except that for the chair of a committee the rate of increment is 50 % and if the committee chairperson is not identical with the Supervisory Board chairperson the rate of increment is 75 %. These amounts are based on the premise that the respective committee has met during the financial year. We pay the chairperson of the Supervisory Board three times the total compensation of a regular member, and we pay the deputy chairperson one and a half times the total compensation of a regular member. The members of the Supervisory Board also receive an annual remuneration linked to our long-term performance; this remuneration varies in size depending on how the ratio between the total return on our shares – based on share price development, dividend and capital actions – and the average total return of shares of a group of peer companies currently consisting of Citigroup Inc., Credit Suisse Group, JPMorgan Chase & Co., Merrill Lynch & Co. Inc. and UBS AG, has developed in the three financial years immediately preceding the year for which the remuneration is paid. If the ratio lies between –10 % and +10 %, each member receives an amount of € 15,000; if our shares outperform the peer group by 10 % to 20 %, the payment increases to € 25,000; and in case of a more than 20 % higher performance it rises to € 40,000. The members of the Supervisory Board receive a meeting fee of € 1,000 for each meeting of the Supervisory Board and its committees in which they take part. In addition, in our interest, the members of the Supervisory Board will be included in any financial liability insurance policy held in an appropriate amount by us, with the corresponding premiums being paid by us.

We also reimburse members of the Supervisory Board for all cash expenses and any value-added tax (Umsatzsteuer) they incur in connection with their roles as members of the Supervisory Board. Employee-elected members of the Supervisory Board also continue to receive their employee benefits. For Supervisory Board members who served on the board for only part of the year, we pay a fraction of their total compensation based on the number of months they served, rounding up or down to whole months.

SUPERVISORY BOARD COMPENSATION

We compensate our Supervisory Board members after the end of each fiscal year. In January 2007, we paid each Supervisory Board member the fixed portion of their remuneration for their services in 2006 and their meeting fees. In addition, we will pay each of them for their services in 2006 a remuneration linked to our long-term performance of € 15,000 as well as a dividend-based bonus. The following table shows the individual remuneration of the members of the Supervisory Board for their services in 2006 (excluding value-added tax), assuming that the Annual General Meeting in May 2007 approves the proposed dividend of € 4.00 per share.

Members of the Supervisory Board	Compensation for fiscal year 2006			
in €	Fixed	Variable	Meeting fee	Total
Dr. Clemens Börsig[1]	85,000	228,167	11,000	324,167
Dr. Rolf-E. Breuer[2]	42,500	114,083	10,000	166,583
Heidrun Förster	60,000	169,000	16,000	245,000
Dr. Karl-Gerhard Eick	52,500	149,750	10,000	212,250
Klaus Funk[3]	2,500	7,667	1,000	11,167
Ulrich Hartmann	37,500	111,250	9,000	157,750
Gerd Herzberg[4]	17,500	53,667	2,000	73,167
Sabine Horn	37,500	111,250	11,000	159,750
Rolf Hunck	37,500	111,250	10,000	158,750
Sir Peter Job	45,000	130,500	16,000	191,500
Prof. Dr. Henning Kagermann	37,500	111,250	10,000	158,750
Ulrich Kaufmann	37,500	111,250	11,000	159,750
Peter Kazmierczak[5]	27,500	84,333	5,000	116,833
Prof. Dr. Paul Kirchhof[6]	15,000	46,000	2,000	63,000
Maurice Lévy[7]	17,500	53,667	2,000	73,167
Henriette Mark	30,000	92,000	5,000	127,000
Margret Mönig-Raane[8]	12,500	38,333	2,000	52,833
Prof. Dr. jur. Dr.-Ing. E.h. Heinrich von Pierer	37,500	111,250	11,000	159,750
Gabriele Platscher	30,000	92,000	6,000	128,000
Karin Ruck	30,000	92,000	6,000	128,000
Theo Siegert[9]	12,500	38,333	2,000	52,833
Tilman Todenhöfer	37,500	111,250	11,000	159,750
Dipl.-Ing. Dr.-Ing. E.h. Jürgen Weber	30,000	92,000	5,000	127,000
Dipl.-Ing. Albrecht Woeste[8]	12,500	38,333	3,000	53,833
Leo Wunderlich	30,000	92,000	6,000	128,000
Total	**815,000**	**2,390,583**	**183,000**	**3,388,583**

1 New member since May 4, 2006.
2 Member until May 3, 2006.
3 Member until February 1, 2006.
4 New member since June 2, 2006.
5 New member since February 1, 2006.
6 Member until July 15, 2006.
7 New member since June 1, 2006.
8 Member until June 1, 2006.
9 New member since July 16, 2006.

EMPLOYEES AND SOCIAL RESPONSIBILITY

EMPLOYEES

As of December 31, 2006, we employed a total of 68,849 staff members as compared to 63,427 as of December 31, 2005. We calculate our employee figures on a full-time equivalent basis, meaning we include proportionate numbers of part-time employees.

The following table shows our numbers of full-time equivalent employees as of December 31, 2006 and 2005.

Employees[1]	Dec 31, 2006	Dec 31, 2005
Germany	26,401	26,336
Europe (outside Germany)[2]	19,923	18,444
Asia-Pacific	10,825	7,169
North America[3]	11,306	11,134
South America	394	345
Total employees	**68,849**	**63,427**

1 Full-time equivalent employees.
2 Includes a small number of employees in Africa.
3 Primarily the United States.

The number of our employees increased in 2006 by 5,422, or 8.5 %, to 68,849 employees. This increase is attributable mainly to the implementation of the growth initiatives in the business divisions. At the same time, jobs were created at less expensive locations, especially in the infrastructure group. Most of this expansion took place in the growth markets of the Asia-Pacific region. The region's share of total staff increased from 11.3 % (2005) to 15.7 % (2006).

CORPORATE CITIZENSHIP

The assumption of social responsibility is a prerequisite for the generation of value for shareholders. As a good corporate citizen, we are more than glad to accept our responsibility for our society. We are committed to improving educational prospects for young people and are there to provide assistance to victims of natural disasters that often affect entire regions. We consider it our duty to support our employees in various ways in their active social commitment. Expenditure on Deutsche Bank's commitment to society and its worldwide foundations amounted to almost € 85 million in 2006.

For more information see our Corporate Social Responsibility Report that can be downloaded at our website http://www.db.com/csr/en.

SUBSEQUENT EVENTS

There have been no subsequent events after December 31, 2006.

SIGNIFICANT ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES

We have prepared our consolidated financial statements in accordance with U.S. GAAP. Our significant accounting policies, as described in Note [1] to the consolidated financial statements, are essential to understanding our reported results of operations and financial condition. Certain of these accounting policies require critical accounting estimates that involve complex and subjective judgments and the use of assumptions, some of which may be for matters that are inherently uncertain and susceptible to change. Such critical accounting estimates could change from period to period and have a material impact on our financial condition, changes in financial condition or results of operations. Critical accounting estimates could also involve estimates where management could have reasonably used another estimate in the current accounting period. Actual results may differ from these estimates if conditions or underlying circumstances were to change.

We review the selection of these policies and the application of these critical accounting estimates with our Audit Committee. We have identified the following significant accounting policies that involve critical accounting estimates:

— Fair value estimates
— allowance for loan losses
— impairment of assets other than loans
— deferred tax assets valuation allowance
— legal, regulatory and tax contingencies.

For more information on critical accounting estimates, see the respective section of our Form 20-F of March 27, 2007.

RECENT ACCOUNTING DEVELOPMENTS

SFAS 158

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans" ("SFAS 158") which requires an employer to recognize the overfunded or underfunded status of a defined benefit plan as an asset or liability in its consolidated balance sheet. Under SFAS 158, actuarial gains and losses and prior service costs or credits that have not yet been recognized through earnings as net periodic benefit cost will be recognized in other comprehensive income, net of tax, until they are amortized as a component of net periodic benefit cost. SFAS 158 is effective as of the end of the fiscal year ending after December 15, 2006 and shall not be applied retrospectively. Upon adoption of SFAS 158, we recognized a charge to Accumulated other comprehensive income of € 799 million, before related taxes.

SAB 108

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). SAB 108 provides guidance on how prior year misstatements, when they are identified, should be considered in the current year financial statements. The SAB requires registrants to quantify misstatements using both a balance sheet and an income statement approach and evaluate whether either approach results in quantifying a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. SAB 108 does not change the guidance in SAB 99, "Materiality", when evaluating the materiality of misstatements. SAB 108 is effective for fiscal years ending after November 15, 2006. Upon initial application, SAB 108 permits a one-time cumulative effect adjustment to beginning retained earnings. No adjustment was required to beginning retained earnings as a result of the adoption of SAB 108.

FSP FIN 46(R)-6

In April 2006, the FASB issued FSP FIN 46(R)-6, "Determining the Variability to Be Considered in Applying FASB Interpretation No. 46(R)" ("FSP FIN 46(R)-6"). FSP FIN 46(R)-6 addresses whether certain arrangements associated with variable interest entities should be treated as variable interests or considered as creators of variability, and indicates that the variability to be considered shall be based on an analysis of the design of the entity. FSP FIN 46(R)-6 is required to be applied prospectively to all entities with which we first become involved and to all entities previously required to be analyzed under FIN 46(R) upon the occurrence of certain events, beginning the first day of the first reporting period after June 15, 2006. The adoption of FSP FIN 46(R)-6 did not have a material impact on our consolidated financial statements.

FSP FTB 85-4-1

In March 2006, the FASB issued FSP FTB 85-4-1, "Accounting for Life Settlement Contracts by Third-Party Investors" ("FSP FTB 85-4-1"). FSP FTB 85-4-1 requires that purchased life settlement contracts, which are contracts between the owner of a life insurance policy and a third party investor, are measured at either fair value or by applying the investment method, whereas previously such contracts were held at the lower of cash surrender value and cost. Under the investment method, a life settlement contract is initially recorded at the transaction price plus all initial direct external costs; continuing costs to keep the policy in force are capitalized; and a gain is only recognized when the insured dies. The fair value method or the investment method is permitted to be elected on an instrument-by-instrument basis, and we elected to apply the fair value method to all life settlement contracts including those held at January 1, 2006. A cumulative effect adjustment to beginning retained earnings of € 13 million was recognized as of January 1, 2006 relating to the life settlement contracts held at this date.

EITF 05-5

In June 2005, the FASB ratified the consensus reached in EITF Issue No. 05-5, "Accounting for Early Retirement or Postemployment Programs with Specific Features (Such As Terms Specified in Altersteilzeit Early Retirement Arrangements)" ("EITF 05-5"). Under EITF 05-5 salaries, bonuses and additional pension contributions associated with certain early retirement arrangements typical in Germany (as well as similar programs) should be recognized over the period from the point at which the Altersteilzeit period begins until the end of the active service period. Previously, we had recognized the expense based on an actuarial valuation upon signature of the Altersteilzeit contract by the employee. The EITF also specifies the accounting for government subsidies related to these arrangements. EITF 05-5 is effective in fiscal years beginning after December 15, 2005. We adopted EITF 05-5 on January 1, 2006, and recognized a gain of € 4 million, net of taxes, as a cumulative effect of a change in accounting principle.

SFAS 154

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections – A Replacement of APB Opinion No. 20 and FASB Statement No. 3" ("SFAS 154"). SFAS 154 replaces APB Opinion No. 20, "Accounting Changes" ("APB 20") and FASB Statement No. 3, "Reporting Accounting Changes in Interim Financial Statements," and changes the requirements for the accounting for and reporting of a change in accounting principle. APB 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS 154 requires retrospective application to prior periods' financial statements for voluntary changes in accounting principle and for changes required by new accounting pronouncements that do not include specific transition provisions, unless such application is impracticable. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of SFAS 154 did not have a material impact on our consolidated financial statements.

SFAS 123 (REVISED 2004)

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123(R)"). SFAS 123(R) replaces SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees". The new standard requires companies to recognize compensation cost relating to share-based payment transactions in their financial statements. That cost is to be measured based on the fair value of the equity or liability instruments issued. Starting January 1, 2003, we accounted for our share-based compensation awards under the fair value method prescribed under SFAS 123. The method was applied prospectively for all employee awards granted, modified or settled after January 1, 2003. Currently, we use a Black-Scholes option pricing model to estimate the fair value of stock options granted to employees and expect to continue to use this option valuation model upon the adoption of SFAS 123(R). SFAS 123(R) also includes some changes regarding the timing of expense recognition, the treatment of forfeitures and the re-measurement of liability classified awards at their current fair value. SFAS 123(R) indicates that it is effective for reporting periods beginning after June 15, 2005.

In March 2005, the SEC released Staff Accounting Bulletin No. 107, "Share-Based Payment" ("SAB 107"), which provides interpretive guidance related to the interaction between SFAS 123(R) and certain SEC rules and regulations. It also provides the SEC staff's views regarding valuation of share-based payment arrangements. In April 2005, the SEC amended the compliance dates for SFAS 123(R), to allow companies to implement the standard at the beginning of their next fiscal year, instead of the next reporting period beginning after June 15, 2005. Accordingly, we adopted SFAS 123(R) effective January 1, 2006. For transition purposes, we elected the modified prospective application method. Under this application method, SFAS 123(R) applies to new awards and to awards modified, repurchased, or cancelled after the required effective date.

Upon adoption on January 1, 2006, we recognized a gain of € 42 million, net of taxes, as a cumulative effect of a change in accounting principle. This effect relates to an adjustment of accrued compensation costs, which under SFAS 123(R) are required to be based on the estimated number of share-based payment awards to vest, with consideration of expected forfeitures. Under SFAS 123, we had accounted for forfeitures on an actual basis, and therefore had reversed compensation expense in the period an award was forfeited. Compensation expense for future awards granted in relation to annual bonuses, but which include a vesting period, will no longer be recognized in the applicable performance year as part of compensation earned for that year.

In addition, as a result of adopting SFAS 123(R), certain balance sheet amounts associated with share-based compensation costs have been reclassified within the equity section of the balance sheet. This change in presentation had no net effect on our total equity. Effective January 1, 2006, deferred compensation (representing unearned costs of share-based payments) and common shares issuable are presented on a net basis, with the net amount being reclassified into additional paid-in capital.

Prior to the adoption of SFAS 123(R), we had recognized compensation cost for all awards granted as a retention incentive over the vesting period. With the adoption of SFAS 123(R), we have accelerated the expense accrual for awards granted in February 2006 which, due to early retirement provisions, are determined to include a nominal, but nonsubstantive service period. The expense recognized for these awards was € 21 million. For awards granted prior to the adoption of SFAS 123(R), the accounting remains unchanged.

If compensation expense for such awards had previously been recognized on an accelerated basis, the additional compensation expense recognized for the years ended December 31, 2005, 2004 and 2003 would have been € 101 million, € 177 million and € 130 million, respectively. Had accelerated recognition of compensation expense been made in the earlier years, the compensation expense recognized for the year ended December 31, 2006 for such awards would have been € 230 million less than the actual compensation expense.

On November 10, 2005, the FASB released the final FASB Staff Position No. FAS 123(R)-3, "Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards" ("FSP FAS 123(R)-3"), which provides a practical transition election related to the calculation of excess tax benefits available to absorb tax deficiencies recognized subsequent to the adoption of SFAS 123(R) (that is, the additional paid-in-capital (APIC) pool). We elected to follow the alternative transition method as permitted by the FSP.

EITF 03-1, FSP EITF 03-1-1 AND FSP FAS 115-1 AND FAS 124-1

In March 2004, the FASB ratified the consensus reached in EITF Issue No. 03−1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("EITF 03−1"). The decisions established a common approach to evaluating other-than-temporary impairment for equity securities accounted for at cost, and debt and equity securities available for sale. In September 2004, the FASB issued a final FASB Staff Position No. EITF 03−1−1 ("FSP EITF 03−1−1"), which delayed the effective date for the measurement and recognition guidance included in EITF 03−1. The disclosure requirements under EITF 03−1 were effective beginning December 31, 2004.

In June 2005, the FASB decided not to provide additional guidance on the meaning of other-than-temporary impairment, but directed its staff to issue FSP FAS 115−1 and FAS 124-1. The final FSP FAS 115−1 and FAS 124-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments," was issued in November 2005 and nullified certain provisions of EITF 03-1. FSP FAS 115-1 and FAS 124-1 require reference to existing accounting guidance when assessing whether impairment is other-than-temporary.

FSP EITF 03-1-1, and hence the delay of the effective date for the measurement and recognition guidance included in EITF 03−1, was superseded with the final issuance of FSP FAS 115−1 and FAS 124-1, which is effective for fiscal years beginning after December 15, 2005. The adoption of FSP FAS 115−1 and FAS 124-1 did not have an impact on our consolidated financial statements.

SFAS 159

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159") which permits entities, at specified election dates, to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The fair value option is applied on an instrument-by-instrument basis, is irrevocable and can only be applied to an entire instrument and not to specified risks, specific cash flows, or portions of that instrument. Unrealized gains and losses on items for which the fair value option has been elected will be reported in earnings at each subsequent reporting date and upfront fees and costs related to those items will be recognized in earnings as incurred and not deferred. SFAS 159 is effective in fiscal years beginning after November 15, 2007 and may not be applied retrospectively. For eligible items to which we elect to apply the fair value option as of the effective date, the effect of the first remeasurement to fair value is reported as a cumulative effect adjustment to the opening balance of retained earnings. We are currently evaluating the potential impact that the adoption of SFAS 159 will have on our consolidated financial statements.

SFAS 157

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value under other accounting pronouncements that permit or require fair value measurements, changes the methods used to measure fair value and expands disclosures about fair value measurements. In particular, disclosures are required to provide information on the extent to which fair value is used to measure assets and liabilities; the inputs used to develop measurements; and the effect of certain of the measurements on earnings (or changes in net assets). SFAS 157 also nullifies the specific guidance in EITF Issue No. 02-3, "Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities" which prohibited the recognition of gains and losses at the inception of a derivative transaction in the absence of observable market data. SFAS 157 eliminates the use of a blockage factor for fair value measurements of financial instruments trading in an active market. SFAS 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. We are currently evaluating the potential impact, if any, that the adoption of SFAS 157 will have on our consolidated financial statements.

FIN 48

In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation also provides guidance on derecognition, classification, interest (that we will classify in our financial statements as interest expense, consistent with our current accounting policy) and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective in fiscal years beginning after December 15, 2006. The provisions of FIN 48 are to be applied to all tax positions upon initial adoption, with the cumulative effect adjustment reported as an adjustment to the opening balance of retained earnings. The cumulative effect of less than € 5 million will be recognized as a decrease to beginning retained earnings on the adoption of FIN 48 on January 1, 2007.

SFAS 156

In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets" ("SFAS 156"). SFAS 156 addresses the accounting for recognized servicing assets and servicing liabilities related to certain transfers of the servicer's financial assets and for acquisitions or assumptions of obligations to service financial assets that do not relate to the financial assets of the servicer and its related parties. SFAS 156 requires that all recognized servicing assets and servicing liabilities are initially measured at fair value, and subsequently measured at either fair value or by applying an amortization method for each class of recognized servicing assets and servicing liabilities. SFAS 156 is effective in fiscal years beginning after September 15, 2006. The adoption of SFAS 156, on January 1, 2007, is not expected to have a material impact on our consolidated financial statements.

SFAS 155

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments" ("SFAS 155"). SFAS 155 allows any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," to be carried at fair value in its entirety, with changes in fair value recognized in earnings. In addition, SFAS 155 requires that beneficial interests in securitized financial assets be analyzed to determine whether they are freestanding derivatives or contain an embedded derivative. SFAS 155 also eliminates a prior restriction on the types of passive derivatives that a qualifying special purpose entity is permitted to hold. SFAS 155 is applicable to new or modified financial instruments in fiscal years beginning after September 15, 2006, though the provisions related to fair value accounting for hybrid financial instruments can also be applied to existing instruments. We will recognize a cumulative effect adjustment of €41 million as a decrease to beginning retained earnings on the adoption of SFAS 155 on January 1, 2007.

IFRS

REGULATIONS REGARDING IFRS

In accordance with EU and German regulations, we will adopt International Financial Reporting Standards (IFRS) in our consolidated financial statements filed with the EU and German regulatory authorities for fiscal years starting January 1, 2007 (with 2006 comparative figures).

We will also adopt IFRS as our basis of reporting in future SEC filings. Financial statements prepared according to IFRS are accepted in SEC filings provided a reconciliation between U.S. GAAP and IFRS net income and shareholders' equity is disclosed as supplemental information.

IFRS PROJECT

We commenced preparations for the conversion to IFRS in 2004. A dedicated project team was assembled and separate work streams were established to handle the various aspects of the conversion. The objective of the project was to ensure a structured and well-considered approach to implementation. The project involved all business areas and group functions.

The project began with the identification of the differences between U.S. GAAP and IFRS to determine the key financial, business and system impacts. Accounting decisions were made where IFRS offers accounting choices. In addition, technical guidance was provided to business areas and group functions to ensure accurate and consistent application. This is in the process of being documented in an accounting and reporting manual.

In 2005, we made the key changes to required accounting and reporting procedures, and consolidation systems. Other system changes have been identified and these were implemented in 2006 to automate further the IFRS requirements.

In order to provide shareholders with comparative data as required by IFRS 1, we collected 2006 IFRS data in parallel to the U.S. GAAP data.

The project is designed to ensure readiness for adoption of IFRS by all relevant parties and includes providing the necessary education.

The project has advanced according to plan and is monitored via normal project controls and change management and is substantially completed. We are on track to meet all requirements for financial reporting under IFRS in 2007.

MAIN DIFFERENCES BETWEEN IFRS AND U.S. GAAP

Although IFRS and U.S. GAAP are similar in many ways and the IASB and FASB are committed to convergence, currently several differences remain for financial institutions, with the major differences relating to financial instrument classification and measurement, financial instrument recognition and derecognition, and consolidation assessments.

In addition, the use of the initial adoption exemptions, as allowed by IFRS 1, "First-Time Adoption of International Financial Reporting Standards", may create differences, such as the recognition of cumulative actuarial gains and losses on defined benefit plans in equity at the transition date.

OUTLOOK

THE GLOBAL ECONOMY

The global economy's robust growth during 2006 is expected to continue in the near term, although the pace of growth may moderate to just over 4 % in 2007, compared to 5 % in 2006. Slower growth is foreseen in the U.S. economy, where rises in interest rates will impact the housing sector and consumer spending. The Eurozone is expected to grow at a slightly lower rate than the 2.7 % achieved in 2006. In the Eurozone's largest economy, Germany, the economy will continue to benefit from the factors which contributed to solid growth last year: strong exports, corporate confidence, capital investment, and recovery in the construction sector; nevertheless, the recent 3 % increase in Value Added Tax rate may dampen consumer spending.

Emerging growth economies will again be important contributors to global economic performance. China and India are expected to grow at 9 % and 8 % respectively, sustaining the strong momentum achieved in 2006, underpinning continued demand for energy and other commodities. Growth in other emerging economies, and energy-producing nations, is also expected to remain strong. The leading corporations of these economies will be increasingly visible as global players in their markets, while economic growth and sustained industrialization will continue to drive personal wealth in these nations. The pace of globalization will continue to accelerate, characterized by increased volumes of traded goods, growing international capital flows, and markets will become more globally integrated. Global trade imbalances, with surpluses in major emerging economies and energy producers, offsetting a substantial current account deficit in the U.S., will again be a feature of the world economy.

Several risks exist in the global economy. Major geopolitical events, including war, natural disasters, political instability or significant terrorist activity, have the potential to destabilize financial markets. Stronger-than-expected monetary tightening, worsening trade imbalances, a harder-than-expected landing in the U.S. economy, a significant rise in energy prices, and sharper-than-expected interest rate rises, could all dampen prospects for economic growth across the world.

THE BANKING INDUSTRY

The outlook for the banking sector will include both challenges and opportunities. The factors underpinning the growth of the capital markets witnessed since 2003 look set to continue in the near term, as growth in the global economy continues to be financed increasingly via the capital markets rather than traditional bank lending, as the world's financial markets become more globally accessible, and as investor appetite remains strong. In standardized trading products, including cash equities and foreign exchange, margin pressure will remain; however, growth and margins will likely be more robust in more sophisticated products including derivatives and structured credit instruments. Against a background of high valuations and robust cash flows, strong levels of corporate activity are set to continue, sustaining the growth in M&A witnessed in 2006 and generating healthy levels of both equity and debt issuance. These factors will positively influence the outlook for investment banking revenues.

In asset gathering, positive impetus is expected from several factors. In mature economies, invested asset growth will be stimulated by increasing focus on private retirement and pension funding, while in emerging growth markets, the creation of new wealth will continue to stimulate demand for investment management. Both institutional and private investors are likely to sustain their appetite for new asset classes, including hedge funds, private equity and real estate, which will continue to drive growth in these areas.

Lending activities will face the prospect of upward pressure on interest rates in most industrialized countries. In retail banking, rising interest rates will mitigate growth of consumer credit and mortgage products in some markets, although demand will likely remain strong for investment advisory products and services, with sustained strong growth in demand for personal banking services in emerging growth markets.

Major banks will continue to expand their international operations, seeking to take advantage of the opportunities offered by the globalization of the world economy and to overcome growth constraints in their domestic markets. Banking sector consolidation is expected to continue, both via incremental acquisitions and cross-border mergers.

Some downside risks exist. Financial markets are by nature unpredictable. After positive market conditions in late 2006, continuing into early 2007, leading indices in both mature and emerging markets reached high and in some cases record levels, giving rise to the possibility of corrections and periods of volatile conditions. Such conditions may, in turn, inhibit origination volumes and M&A activity. Higher interest rates may trigger a rise in provisioning, reflecting higher default rates for corporate credits – especially in the sub-investment-grade segment – and for highly indebted households. However, the impact of this development would be mitigated by advances in risk management, such as increased use of hedging techniques. The aforementioned major geopolitical events, which pose risks for the global economy, could also have a potentially significant impact on financial markets, including stock market corrections or increased volatility, which could in turn impact the earnings prospects of banks with substantial capital markets-related activities.

The industry will also face several important regulatory changes in 2007, some of which will necessitate substantial adjustments. For instance, parallel application of old and new regulations marks the transition to the new regime for capital adequacy requirements under Basel II. Moreover, the forthcoming implementation of the European Markets in Financial Instruments Directive (MiFID) has to be implemented. It aims to further integrate the securities markets in the European Economic Area and improve competition by harmonizing regulations on transparency and investor protection in securities dealings.

THE DEUTSCHE BANK GROUP

The outlook for Deutsche Bank is favorably influenced by several factors. Against a backdrop of increasing globalization in the world economy, Deutsche Bank is very well-positioned, with a presence in 73 countries, significant regional diversification and substantial revenue streams from all the major regions of the world. We have established strong bases in all major emerging markets, and therefore have good prospects for business growth in fast-growing economies, including the Asia-Pacific region, Central and Eastern Europe, and Latin America. In Europe, we are well placed to benefit from the aforementioned resilient conditions in our home market, Germany, and from continued strong levels of corporate activity in the Eurozone.

As one of the world's leading investment banks (as measured by publicly available revenue data), Deutsche Bank is also well-positioned to benefit from continued growth in the world's capital markets. We command strong positions in emerging capital markets, notably in Asia, which continue to expand rapidly. Our corporate finance business is well-positioned to benefit from sustained high levels of corporate activity, both in M&A and in debt and equity issuance, including high yield debt and syndicated loans. Our sales and trading businesses stand to gain from sustained growth in more complex, high-value areas, including derivatives, securitization, and structured credit products. In periods of market uncertainty, the diversification of our investment banking business, spanning different client types, products and regions, mitigates the impact of challenging conditions in specific areas. As financial markets witness increasing levels of leverage and risk distribution, Deutsche Bank's risk management competencies, including innovative techniques such as loan exposure management and dynamic hedging, are likely to play an increasingly important role in our business growth.

As invested assets continue to grow across the world, Deutsche Bank is likewise well-positioned to capture growth opportunities. At the end of 2006, Deutsche Bank managed €966 billion in assets for institutional clients, high net worth individuals and private customers. As mature economies see growing levels of private retirement funding and pension planning, Deutsche Bank's mutual fund subsidiary, DWS, is well-placed to benefit, with a top-three position among European mutual fund providers (as measured by publicly available invested asset data), and clear leadership in the German market. As new wealth is created in emerging economies, the DWS franchise has favorable prospects for growth in these markets. As a leader in real estate asset management, Deutsche Bank is also poised to benefit from growing demand for alternative asset classes. Substantial investment in our Private Wealth Management platform during 2006, including the hiring of more than 400 new employees and the acquisition of Tilney Group in the UK, positions us well to capture growth in assets invested by wealthy individuals around the world.

In personal banking, Deutsche Bank is well-positioned to benefit from resilient economic conditions in our home market, Germany, and from the added capacity created by two acquisitions, Berliner Bank and norisbank. Our investments in India, China and Vietnam, including both organic expansion and local partnerships, also enable us to tap growth in demand for personal banking products and services in these fast-growing economies.

In the context of the outlook for the global economy and banking industry, several downside risks exist for Deutsche Bank. Fundamental trends continue to support the long-term growth of capital markets-related businesses, but due to the intrinsic unpredictability of financial markets, corrections and periods of increased volatility may occur. The aforementioned higher interest rates and provisioning levels (while mitigated by advances in risk management) as well as major geopolitical events and financial markets corrections or increased volatility could in turn impact the earnings prospects of the bank. These general risks are discussed in detail in the next section of this report. The specific risks affecting our businesses are outlined in the paragraphs below.

Deutsche Bank's commitment to continued cost, risk, capital and regulatory discipline will play a critical role in the development of our business. As our core businesses expand, risk appetite and cost pressures will continue, and any increases will be subject to strict internal controls. Potential acquisitions are also rigorously monitored against strict criteria, both before and after completion. Against a backdrop of increasing regulatory and legal scrutiny, we will continue to operate a rigorous control environment, in order to minimize reputational, regulatory and litigation risk

On the back of increased regulation and complexity of the financial markets, efforts are repeatedly undertaken to subject financial services providers to increased responsibilities and liabilities. As a result, we need to devote additional resources to address these requirements and our exposure to legal risks such as litigation, arbitration and regulatory proceedings has increased, in particular in the U.S. We may settle such proceedings prior to a final judgment on the claim and its amount, even when we believe we have valid defenses against liability. This applies in particular where the potential economic, business, regulatory or reputational consequences of failing to prevail would be disproportionate to the cost of settlement. The ongoing financial impact of legal risks might be considerable but is impossible to estimate with confidence.

The outlook for Deutsche Bank is consistent with the Bank's published financial objectives. We aim to deliver pre-tax profit (target definition) of € 8.4 billion for the Group in 2008, and to maintain, over the business cycle, a sustainable pre-tax return on average equity, per our target definition, of at least 25 %, together with double-digit growth in diluted earnings per share. Our commitment to sustained capital discipline is reflected in our target of a BIS Tier 1 capital ratio of between 8 and 9 %. The bank internal models for measuring credit risk which are necessary pursuant to the capital adequacy requirements under Basel II are being audited by the relevant regulators. To the extent that such process will be completed without substantial delays or changes, we currently expect the requirement for regulatory capital to generally decrease from 2008 onwards. As a result of the increased risk sensitivity of such capital adequacy requirements, however, capital requirements may also increase compared to current levels in times of economic downturn and increase our financing costs.

CORPORATE AND INVESTMENT BANK GROUP DIVISION

The Corporate and Investment Bank, or CIB, comprises Deutsche Bank's Corporate Banking & Securities and Global Transaction Banking Corporate Divisions.

In CORPORATE BANKING & SECURITIES we aim to take advantage of the business environment to further build on our position as one of the world's leading investment banks. In our sales & trading businesses, we foresee sustained demand for higher-margin, structured trading products, including derivatives, as institutional clients, including insurers and pension funds, seek to optimize returns, protect themselves against risk, and seek solutions for complex requirements such as asset-liability mismatches and pension funding gaps. The outlook for securitization will also benefit from sustained demand from both issuers and investors, while financial markets in emerging economies will benefit from sustained economic growth in those nations and from sustained investor demand. In this context, we have a clear and focused strategy to further strengthen our platform.

We will continue to invest in our equities platform. In Equity Derivatives, we plan to substantially expand our platform for exchange-traded funds (ETF), roll-out retail structured funds in Europe and Asia, and expand our structured hedge fund product set. In Prime Brokerage, we will invest substantially in our technology platform and intend to grow market share with "middle tier" hedge funds. In Cash Equity, we aim to achieve market leadership in direct market access (DMA)/algorithmic trading and build out our global industry sector research.

We will continue to invest in key markets by building on our already strong position in several emerging markets. In the U.S., we aim to grow our mortgage-backed securities business, taking advantage of our acquisition, during 2006, of MortgageIT and Chapel LLC. We are committed to developing a differentiated commodities business and see exciting growth prospects with retail investors and borrowers in structured products.

In our origination and advisory businesses, the outlook remains positive after very strong conditions in 2006. Corporate balance sheets and cash flows remain solid, creating conditions for sustained M&A activity and funding of corporate expansion through capital market issuance, and for continued growth of high yield debt, in part driven by demand for leveraged buyouts. In this context, Deutsche Bank is aiming to achieve a sustainable top-5 position globally, as measured by fee pool and profitability. We see our greatest growth opportunity in the Americas, which represents the largest fee pool, and where we have a clear strategy of organic growth to expand our market share and grow profitability. In addition, we will seek to invest more aggressively in target emerging markets to capture a good share of this fast growing fee pool and to mitigate margin erosion in this business. We have integrated our coverage model and aligned our coverage intensity to our new client tiering system, allowing us to focus intensely on adding value to our priority clients which will raise our productivity.

We aim to further integrate our various businesses within CIB to capture cross-divisional opportunities. For example, our sales & trading business can be an enabler to connect with advisory clients and open up relationships. We will focus on managing our products globally as one of the key ways we can do more for our clients.

While the outlook for Corporate Banking & Securities is positive, it will to some extent be mitigated by margin erosion on standardized or commoditized products, reflecting rapid maturity cycles in a highly innovative and competitive global industry. Furthermore, corrections and periods of uncertainty may occur in equity markets, including emerging markets, and this may impact Deutsche Bank's business. Also, a reduction in volumes, a cyclical market downturn, or the possibility of a market shock would negatively affect all market participants, including Deutsche Bank.

Corporate Banking & Securities aims to deliver pre-tax profit (target definition) of € 5.3 billion in 2008.

In GLOBAL TRANSACTION BANKING (GTB), we see a favorable outlook and prospects for growth, against a backdrop of continued strength in the corporate sector, notably in Germany, where Deutsche Bank commands a very strong position, and demand from the mid-cap corporate segment across Europe. The outlook in major emerging markets will be positively impacted by sustained economic and corporate-sector growth, notably among large local corporate clients. With a well-diversified business mix of Trade Finance and Cash Management for Corporates as well as Trust & Securities Services and Cash Management for Financial Institutions, GTB aims to achieve further profitable growth by means of several initiatives. In Europe, we aim to grow revenues by expanding on our current position in Germany, by building out our European domestic custody platform, and by increasing our business with European mid-cap clients, particularly in Spain and Italy. GTB also intends to benefit from the creation of the Single Euro Payment Area (SEPA).

In the Asia-Pacific region, our growth strategy focuses on large local corporate clients and on fast-growing markets such as China, India and Korea. We also aim to grow in Central and Eastern Europe and the Middle East, and to support our growth with incremental acquisitions. Increased co-operation and cross-selling with Corporate Banking & Securities, and with Private Clients and Asset Management, is central to our strategy.

Declining global trading volumes and stagnating economic growth may negatively impact revenues in our Trade Finance business, while downward interest rate trends, decreasing payment volumes as well as pricing pressure would present substantial risks to our Cash Management business. Market value reductions driving pricing reductions of custody assets and aggressive price competition from industry consolidation could potentially negatively impact our Trust & Securities Services business.

GTB aims to achieve € 1 billion pre-tax profit (target definition) in 2008.

PRIVATE CLIENTS AND ASSET MANAGEMENT GROUP DIVISION

Private Clients and Asset Management, or PCAM, covers our Asset and Wealth Management Corporate Division, which comprises our Asset Management and Private Wealth Management businesses, and our Private and Business Clients Corporate Division.

In ASSET AND WEALTH MANAGEMENT (AWM), we expect to benefit from sustained asset growth across the world, both in mature markets and in emerging growth regions, and in all major investor segments – institutional, high net worth and private individuals. The outlook for our Asset Management business will be strongly influenced by five 'mega trends' which are shaping our industry and we have developed focused strategies to capitalize on each of them.

INSTITUTIONALIZATION OF THE ALTERNATIVES BUSINESS. We want to globalize our real estate asset management business RREEF and expand the depth and breadth of its product range to take full advantage of this industry-transforming trend. In addition, we are developing our private equity fund of fund business and exploring growth options in the hedge funds business.

INSURANCE OUTSOURCING. In traditional institutional asset management, we aim to leverage our position as the world's largest insurance asset manager to benefit from this trend, which we expect to be a multi-trillion Euro business dominated by a few huge scale players.

NEW PACKAGING AND INNOVATION. In retail asset management, we want to leverage our DWS business to drive future sales. By developing and offering new products in areas like the certificates market in Germany or the market for exchange-traded funds (ETFs) in the U.S, we aim to capture opportunities in markets where exceptional growth is expected.

GROWTH IN THE PENSION MARKET IN EUROPE. Here, we are building our institutional business which is crucial to capturing the retirement trend. Western European pension assets are expected to more than double in the next 10 years to over € 16 trillion.

WEALTH CREATION IN EMERGING MARKETS. We are also focusing on key emerging markets, where wealth creation in Asia-Pacific and the Middle East offers enormous long-term growth potential. In China, we have taken an ownership stake in Harvest Fund Management – a Top 5 Chinese mutual fund company. In the Middle East, we are launching a Sharia compliant product range (Equities/Fixed Income), strengthen distribution through our Riyadh branch and expanding into Dubai and Bahrain.

Deutsche Bank's Asset Management business is well-positioned to grow in this environment, thanks to the strong positions we command in our four global business lines. Our mutual fund platform, organized around the DWS brand, our alternative investments business, which includes the real estate asset management business RREEF, and our asset management business to the insurance sector are market leaders, and we are in the process of addressing the Institutional business.

In private wealth management, the outlook will benefit from growth in the value of assets held by wealthy individuals and families around the world, by the creation of new wealth in both mature and emerging economies, and by the increasing range and diversity of asset classes and wealth management strategies sought by investors. Our Private Wealth Management (PWM) business has positioned itself to take advantage of this outlook via a series of strategic initiatives. We are aiming to increase quality of earnings via improved return on assets and a higher share of recurring income. We target to achieve this by capitalizing on our distinct success factors: Our 'House View', our global investment process which leverages the intellectual capital of Deutsche Bank with specific emphasis on new trends in risk management; cutting edge products and solutions for best-in-class asset diversification and addressing of individual client needs; a client-centric model with a focused expansion strategy to meet growing client demand; and taking advantage of the PWM network as an integral part of Deutsche Bank's global presence ("Connectivity").

We have identified a number of priority initiatives for increased annuity income and margin expansion. We will expand Discretionary Portfolio Management (DPM) as PWM's key proposition, and establish an industry-leading and globally consistent advisory process with a structured approach supported by the Advisory Portfolio Tool (APT). We aim to become the market leader in Alternative Investments, including Real Estate, Private Equity, Hedge Funds, and FX, and to significantly grow our credit-driven business.

These initiatives will be complemented by dedicated regional growth strategies. We aim to expand our client proposition for the UK Onshore market to enhance PWM's growth prospects following the acquisition of Tilney, gain distribution scale in the U.S. through business model convergence, and leverage existing client relationships with corporate customers in Germany. We are taking a systematic approach to key growth markets such as Latin America, the Middle East and Africa, Russia, Greater China and India. Lastly, we intend to enhance our proposition in the Swiss Onshore market and strengthen our global business with financial intermediaries.

Lower GDP growth, inflation and interest rates remaining at lower levels would lead to lower than expected growth in Net New Assets and would jeopardize planned improvements in return on assets. As a result, we may generate lower revenues from brokerage and other commission- and fee-based businesses. Initiatives launched by us or partnerships we enter into may not match expectations, and intense competition, in our home market of Germany as well as in international markets, could hurt our revenues and profitability.

Asset and Wealth Management is aiming to contribute pre-tax profit (target definition) of € 1.3 billion in 2008, with € 0.8 billion coming from the Asset Management business and € 0.5 billion from the Private Wealth Management business.

PRIVATE & BUSINESS CLIENTS (PBC) provides traditional banking products, including current account, deposit and lending products together with investment management products. PBC serves over 14 million clients – the majority in Germany, Italy and Spain and is currently expanding into important emerging markets in Europe and Asia.

In Germany, the improved economic conditions alluded to above and sustained demand for consumer financing options both support our business. In both Germany and other mature European economies, the outlook for personal savings and investment products will be positively impacted by sustained interest in private retirement planning. In Central and Eastern Europe, and in fast-growing Asian markets, economic growth and rising prosperity will continue to spur demand for personal banking services, including credit cards, consumer finance and savings and investment products.

Against this backdrop, PBC's strategic focus will be to keep revenue momentum and capitalize on acquisitions in Germany. We seek to strengthen our consumer finance business by capitalizing on the acquisition of norisbank and by rolling out non-conforming mortgage products. We also aim to accelerate growth in advisory banking by capitalizing on the acquisition of Berliner Bank.

We aim to expand our franchises in Europe to further develop our proposition in high growth markets. In Poland, we are building our business through a further expansion of our branch network and the launch of our consumer finance business, where we intend to become a major player in consumer finance in the mid-term. In India, we want to build on the positive growth momentum with the expansion of our credit cards business and a strong growth in customer acquisition. In China, we are supporting the partnership with HuaXia Bank, our local partner, in the affluent segment and distributing a credit card nationwide through an exclusive joint venture. In Vietnam, our equity stake in and cooperation with Hanoi Building Commercial Joint Stock Bank (Habubank) complements our position in Asia.

Lower than expected GDP growth, inflation and interest rates remaining at lower levels would translate into lower revenues for PBC. Intense competition, in our home market of Germany as well as in international markets, could negatively impact our revenues and profitability.

PBC aims to contribute pre-tax profit (target definition) of € 1.3 billion in 2008.

Risk Report

RISK AND CAPITAL MANAGEMENT

The wide variety of our businesses requires us to identify, measure, aggregate and manage our risks effectively, and to allocate our capital among our businesses appropriately. We manage risk and capital through a framework of principles, organizational structures as well as measurement and monitoring processes that are closely aligned with the activities of our Group Divisions.

RISK AND CAPITAL MANAGEMENT PRINCIPLES

The following key principles underpin our approach to risk and capital management:

- Our Management Board provides overall risk and capital management supervision for our consolidated Group as a whole. Our Supervisory Board regularly monitors our risk and capital profile.
- We manage credit, market, liquidity, operational, business and reputational risks as well as our capital in a coordinated manner at all relevant levels within our organization. This also holds true for complex products which we typically manage within our framework established for trading exposures.
- The structure of our risk and capital management function is closely aligned with the structure of our Group Divisions.
- The risk and capital management function is independent of our Group Divisions.

RISK AND CAPITAL MANAGEMENT ORGANIZATION

Our Chief Risk Officer, who is a member of our Management Board, is responsible for our credit, market, liquidity, operational and business risk management as well as capital management activities within our consolidated Group. In 2006, we merged Risk Management and Treasury & Capital Management, previously called Group Treasury, to form an integrated risk and capital management function. Additionally, the Capital and Risk Committee was formed as a functional committee of Deutsche Bank to integrate further our risk and capital management activities. It is chaired by our Chief Risk Officer, with the Chief Financial Officer being Vice-Chairman. The responsibilities of the Capital and Risk Committee include risk profile and capital planning, capital capacity monitoring and optimization of funding. Additionally, the Chief Risk Officer chairs our Risk Executive Committee, which is responsible for management and control of the aforementioned risks across our consolidated Group. The two Deputy Chief Risk Officers that report directly to the Chief Risk Officer – one being the Chief Credit Officer and the other being responsible for Market Risk Management, Investment Risk Management and Treasury & Capital Management – are among the voting members of our Risk Executive Committee.

The Risk Executive Committee has delegated some of its tasks to sub-committees, the most significant being the Group Credit Policy Committee. Among other things, the Group Credit Policy Committee reviews credit policies, industry reports and country risk limit applications throughout the Group.

Dedicated risk and capital management units are established with the mandate to:

- Ensure that the business conducted within each division is consistent with the risk appetite that the Capital and Risk Committee has set;
- Formulate and implement risk and capital management policies, procedures and methodologies that are appropriate to the businesses within each division;
- Approve credit risk, market risk and liquidity risk limits;
- Conduct periodic portfolio reviews to ensure that the portfolio of risks is within acceptable parameters; and
- Develop and implement risk and capital management infrastructures and systems that are appropriate for each division.

The Group Reputational Risk Committee (GRRC) is an official sub-committee of both the Risk Executive Committee and the Group Compliance Committee, and is co-chaired by the chairmen of these committees. The GRRC reviews and makes final determinations on all reputational risk issues, where escalation of such issues is deemed necessary by senior business and regional management, or required under other Group policies and procedures.

Our finance, audit and legal departments support our risk and capital management function. They operate independently both of the Group Divisions and of the risk and capital management function. The role of the finance department is to help quantify and verify the risk that we assume and ensure the quality and integrity of our risk-related data. Our audit department reviews the compliance of our internal control procedures with internal and regulatory standards. Our legal department provides legal advice and support on topics including collateral arrangements and netting.

On January 31, 2007, the Supervisory Board announced that the Chief Risk Officer will take charge of the legal and compliance departments in conjunction with the retirement of the current Chief Administrative Officer from the Management Board at the close of our Annual General Meeting on May 24, 2007.

CATEGORIES OF RISK

The most important risks we assume are specific banking risks and reputational risks, as well as risks arising from the general business environment.

SPECIFIC BANKING RISKS

Our risk management processes distinguish among four kinds of specific banking risks: credit risk, market risk, liquidity risk and operational risk.

- CREDIT RISK arises from all transactions that give rise to actual, contingent or potential claims against any counterparty, borrower or obligor (which we refer to collectively as "counterparties"). This is the largest single risk we face. We distinguish among three kinds of credit risk:
  - DEFAULT RISK is the risk that counterparties fail to meet contractual payment obligations.
  - COUNTRY RISK is the risk that we may suffer a loss, in any given country, due to any of the following reasons: a possible deterioration of economic conditions, political and social upheaval, nationalization and expropriation of assets, government repudiation of indebtedness, exchange controls and disruptive currency depreciation or devaluation. Country risk includes transfer risk which arises when debtors are unable to meet their obligations owing to an inability to transfer assets to nonresidents due to direct sovereign intervention.
  - SETTLEMENT RISK is the risk that the settlement or clearance of transactions will fail. It arises whenever the exchange of cash, securities and/or other assets is not simultaneous.

- MARKET RISK arises from the uncertainty concerning changes in market prices and rates (including interest rates, equity prices, foreign exchange rates and commodity prices), the correlations among them and their levels of volatility.
- LIQUIDITY RISK is the risk arising from our potential inability to meet all payment obligations when they come due.
- OPERATIONAL RISK is the potential for incurring losses in relation to employees, contractual specifications and documentation, technology, infrastructure failure and disasters, projects, external influences and customer relationships. This definition includes legal and regulatory risk, but excludes business and reputational risk.

REPUTATIONAL RISK

Within our risk management processes, we define *reputational risk* as the threat that publicity concerning a transaction, counterparty or business practice involving a client will negatively impact the public's trust in our organization.

BUSINESS RISK

Business risk describes the risk we assume due to potential changes in general business conditions, such as our market environment, client behavior and technological progress. This can affect our earnings if we fail to adjust quickly to these changing conditions.

INSURANCE SPECIFIC RISK

We are not engaged in any activities that result in insurance specific risk material to the Group.

RISK MANAGEMENT TOOLS

We use a comprehensive range of quantitative tools and metrics for monitoring and managing risks. Some of these tools are common to a number of risk categories, while others are tailored to the particular features of specific risk categories.

As a matter of policy, we continually assess the appropriateness and the reliability of our quantitative tools and metrics in light of our changing risk environment. The following are the most important quantitative tools and metrics we currently use to measure, manage and report our risk:

- ECONOMIC CAPITAL. Economic capital measures the amount of capital we need to absorb very severe unexpected losses arising from our exposures. "Very severe" in this context means that economic capital is set at a level to cover with a probability of 99.98 % the aggregated unexpected losses within one year. We calculate economic capital for the default risk, transfer risk and settlement risk elements of credit risk, for market risk, for operational risk and for general business risk. We use economic capital to show an aggregated view of our risk position from individual business lines up to our consolidated Group level. We also use economic capital (as well as goodwill and other nonamortizing intangibles) in order to allocate our book capital among our businesses. This enables us to assess each business unit's risk-adjusted profitability, which is a key metric in managing our financial resources in order to optimize the value generated for our shareholders. In addition, we consider economic capital, in particular for credit risk, when we measure the risk-adjusted profitability of our client relationships. See "Overall Risk Position" below for a quantitative summary of our economic capital usage.

- EXPECTED LOSS. We use expected loss as a measure of the default, transfer, and settlement risk elements of our credit risk. Expected loss is a measurement of the loss we can expect within a one-year period on our credit exposure, based on our historical loss experience. When calculating expected loss, we take into account credit risk ratings, collateral, maturities and statistical averaging procedures to reflect the risk characteristics of our different types of exposures and facilities. All parameter assumptions are based on statistical averages of our internal default and loss history as well as external benchmarks. We use expected loss as a tool of our risk management process and as part of our management reporting systems. We also consider the applicable results of the expected loss calculations when establishing the other inherent loss allowance included in our financial statements. Applicable results in this context are those that are used to estimate losses inherent in loans and contingent liabilities that are not already considered in the specific loss component of our allowance or our allowance for smaller-balance standardized homogeneous loans.
- VALUE-AT-RISK. We use the value-at-risk approach to derive quantitative measures for our trading book market risks under normal market conditions. Our value-at-risk figures play a role in both internal and external (regulatory) reporting. For a given portfolio, value-at-risk measures the potential future loss (in terms of market value) that, under normal market conditions, will not be exceeded with a defined confidence level in a defined period. The value-at-risk for a total portfolio represents a measure of our diversified market risk (aggregated using pre-determined correlations) in that portfolio.
- STRESS TESTING. We supplement our analysis of credit, market, operational and liquidity risk with stress testing. For market risk management purposes, we perform stress tests because value-at-risk calculations are based on relatively recent historical data, only purport to estimate risk up to a defined confidence level and assume good asset liquidity. Therefore, they only reflect possible losses under relatively normal market conditions. Stress tests help us determine the effects of potentially extreme market developments on the value of our market risk sensitive exposures, both on our highly liquid and less liquid trading positions as well as our investments. We use stress testing to determine the amount of economic capital we need to allocate to cover our market risk exposure under extreme market conditions. For credit risk management purposes, we perform stress tests to assess the impact of changes in general economic conditions on our credit exposures or parts thereof. For operational risk management purposes, we perform stress tests on our economic capital model to assess its sensitivity to changes in key model components. Among other things, the results of these stress tests enable us to assess the impact of significant changes in the frequency and/or severity of operational risk events on our operational risk economic capital. For liquidity risk management purposes, we perform stress tests and scenario analysis to evaluate the impact of sudden stress events on our liquidity position.
- REGULATORY RISK REPORTING. German banking regulators assess our capacity to assume risk in several ways, which are described in more detail in Note [22] of the consolidated financial statements.

CREDIT RISK

Credit risk makes up the largest part of our risk exposures. We measure and manage our credit risk following the below principles:

- In all our Group Divisions consistent standards are applied in the respective credit decision processes.
- The approval of credit limits for counterparties and the management of our individual credit exposures must fit within our portfolio guidelines and our credit strategies, and each decision also involves a risk-versus-return analysis.
- Every extension of credit or material change to a credit facility (such as its tenor, collateral structure or major covenants) to any counterparty requires credit approval at the appropriate authority level.
- We assign credit approval authorities to individuals according to their qualifications, experience and training, and we review these periodically.
- We measure and consolidate all our credit exposures to each obligor on a global consolidated basis that applies across our consolidated Group. We define an "obligor" as a group of individual borrowers that are linked to one another by any of a number of criteria we have established, including capital ownership, voting rights, demonstrable control, other indication of group affiliation; or are jointly and severally liable for all or significant portions of the credit we have extended.

CREDIT RISK RATINGS

A primary element of the credit approval process is a detailed risk assessment of every credit exposure associated with a counterparty. Our risk assessment procedures consider both the creditworthiness of the counterparty and the risks related to the specific type of credit facility or exposure. This risk assessment not only affects the structuring of the transaction and the outcome of the credit decision, but also influences the level of decision-making authority required to extend or materially change the credit and the monitoring procedures we apply to the ongoing exposure.

We have our own in-house assessment methodologies, scorecards and rating scale for evaluating the creditworthiness of our counterparties. Our granular 26-grade rating scale, which is calibrated on a probability of default measure based upon a statistical analysis of historical defaults in our portfolio, enables us to compare our internal ratings with common market practice and ensures comparability between different sub-portfolios of our institution. While we generally rate all our credit exposures individually, at times we rely on rating averages for measuring risk. When we assign our internal risk ratings, we compare them with external risk ratings assigned to our counterparties by the major international rating agencies, where possible.

CREDIT LIMITS

Credit limits set forth maximum credit exposures we are willing to assume over specified periods. They relate to products, conditions of the exposure and other factors. Our credit policies also establish special procedures (including lower approval thresholds and approval from more senior personnel) for exceptional cases when we may assume exposures beyond established limits. These exceptions provide a degree of flexibility for unusual business opportunities, new market trends and other similar factors.

MONITORING DEFAULT RISK

We monitor all of our credit exposures on a continuing basis using the risk management tools described above. We also have procedures in place to identify at an early stage credit exposures for which there may be an increased risk of loss. Counterparties, that, on the basis of the application of our risk management tools, demonstrate the likelihood of problems, are identified well in advance so that we can effectively manage the credit exposure and maximize the recovery. The objective of this early warning system is to address potential problems while adequate alternatives for action are still available. This early risk detection is a tenet of our credit culture and is intended to ensure that greater attention is paid to such exposures. In instances where we have identified customers where problems might arise, the respective exposure is placed on a watchlist.

LOAN EXPOSURE MANAGEMENT GROUP

As part of our overall framework of risk management, the Loan Exposure Management Group (LEMG) focuses on managing the credit risk of loans and lending-related commitments of the international investment-grade portfolio and the medium-sized German companies' portfolio within our Corporate and Investment Bank Group Division.

Acting as a central pricing reference, LEMG provides the respective Corporate and Investment Bank Group Division businesses with an observed or derived capital market rate for loan applications; however, the decision of whether or not the business can enter into the loan remains with Credit Risk Management.

LEMG is concentrating on two primary initiatives within the credit risk framework to further enhance risk management discipline, improve returns and use capital more efficiently:

- to reduce single-name and industry credit risk concentrations within the credit portfolio, and
- to manage credit exposures actively by utilizing techniques including loan sales, securitization via collateralized loan obligations, and single-name and portfolio credit default swaps.

The notional amount of LEMG's risk reduction activities increased 10.5 % from € 34.6 billion as of December 31, 2005, to € 38.3 billion as of December 31, 2006.

As of year-end 2006, LEMG held credit derivatives with an underlying notional amount of € 24.8 billion. This position totaled € 24.7 billion as of December 31, 2005.

The credit derivatives used for our portfolio management activities are accounted for at fair value and do not qualify for hedge accounting under SFAS 133.

LEMG also mitigated the credit risk of € 13.4 billion of loans and lending-related commitments as of December 31, 2006, by synthetic collateralized loan obligations supported predominantly by financial guarantees and, to a lesser extent, credit derivatives for which the first loss piece has been sold. This position totaled € 9.7 billion as of December 31, 2005. LEMG further mitigated € 0.1 billion of loans and lending-related commitments as of December 31, 2006, by way of credit-linked notes. This position totaled € 0.2 billion as of December 31, 2005. Credit mitigation by way of credit-linked notes or synthetic collateralized loan obligations supported by financial guarantees is especially important as it not only addresses the credit risk of the underlying positions but also eliminates the accounting asymmetry that arises under SFAS 133 between the lending positions and credit default swaps, and allows us to manage the risk of illiquid positions.

CREDIT EXPOSURE

We define our credit exposure as all transactions where losses might occur due to the fact that counterparties may not fulfill their contractual payment obligations. We calculate the gross amount of the exposure without taking into account any collateral, other credit enhancement or credit risk mitigating transactions. In the tables below, we show details about our main credit exposures categories, namely loans, contingent liabilities, over-the-counter ("OTC") derivatives and tradable assets:

— "Loans" are net loans as reported on our balance sheet but before deduction of our allowance for loan losses.
— "Contingent Liabilities" consist of financial and performance guarantees, standby letters of credit and indemnity agreements.
— "OTC Derivatives" are our credit exposures from over-the-counter derivative transactions that we have entered into. On our balance sheet, these are included in trading assets or, for derivatives qualifying for hedge accounting, in other assets, in either case after netting.
— "Tradable Assets" include bonds, loans and other fixed-income products that are in our trading assets as well as in securities available for sale.

Although we consider them in monitoring our credit exposures, the following are not included in the tables below: cash and due from banks, interest-earnings deposits with banks, and accrued interest receivables, amounting to € 32.5 billion at December 31, 2006 and € 23.5 billion at December 31, 2005; forward committed repurchase and reverse repurchase agreements, of € 77.8 billion at December 31, 2006 and € 119.2 billion at December 31, 2005; and irrevocable lending-related commitments, of € 159.2 billion at December 31, 2006 and € 145.0 billion at December 31, 2005. At December 31, 2006, 85 % of our lending-related commitments were extended to counterparties rated at the equivalent of investment-grade debt ratings from the major international rating agencies.

The following table breaks down our main credit exposure categories by geographical region. For this table, we have allocated exposures to regions based on the country of domicile of our counterparties, irrespective of any affiliations the counterparties may have with corporate groups domiciled elsewhere.

Credit risk profile by region in € m.	Loans		Contingent liabilities		OTC derivatives		Tradable assets		Total	
	Dec 31, 2006	Dec 31, 2005	Dec 31, 2006	Dec 31, 2005	Dec 31, 2006	Dec 31, 2005	Dec 31, 2006	Dec 31, 2005	Dec 31, 2006	Dec 31, 2005
Eastern Europe	2,600	2,242	808	548	742	750	8,344	5,569	12,494	9,109
Western Europe	130,468	119,890	28,311	20,452	29,313	33,799	121,095	110,033	309,187	284,174
Africa	587	272	357	172	436	548	1,489	934	2,869	1,926
Asia-Pacific	12,654	11,328	3,381	4,419	7,325	6,507	55,698	50,328	79,058	72,582
North America	21,994	17,760	10,827	9,344	19,606	20,926	126,262	113,780	178,689	161,810
Central and South America	1,513	1,765	309	372	973	818	8,969	8,020	11,764	10,975
Other[1]	72	26	–	2	253	434	1,806	583	2,131	1,045
Total	169,888	153,283	43,993	35,309	58,648	63,782	323,663	289,247	596,192	541,621

1 Includes supranational organizations and other exposures that we have not allocated to a single region.

The following table breaks down our main credit exposure categories according to the industry sectors of our counterparties.

Credit risk profile by industry sector in € m.	Loans		Contingent liabilities		OTC derivatives		Tradable assets		Total	
	Dec 31, 2006	Dec 31, 2005	Dec 31, 2006	Dec 31, 2005	Dec 31, 2006	Dec 31, 2005	Dec 31, 2006	Dec 31, 2005	Dec 31, 2006	Dec 31, 2005
Banks and insurance	8,965	7,676	8,829	6,270	37,327	43,914	132,499	106,433	187,620	164,293
Manufacturing	15,379	15,703	9,689	8,996	2,642	2,366	18,257	16,426	45,967	43,491
Households	66,332	62,457	1,232	1,299	781	425	–	–	68,345	64,181
Public sector	3,742	2,629	688	515	4,239	4,582	120,367	121,853	129,036	129,579
Wholesale and retail trade	12,056	12,077	2,546	2,531	827	496	4,981	4,143	20,410	19,247
Commercial real estate activities	14,099	13,259	2,144	2,168	540	619	1,744	1,449	18,527	17,495
Other	49,315[1]	39,482[1]	18,865	13,530	12,292	11,380	45,815	38,943	126,287	103,335
Total	**169,888**	**153,283**	**43,993**	**35,309**	**58,648**	**63,782**	**323,663**	**289,247**	**596,192**	**541,621**

1 Includes lease financing.

Our loans and contingent liabilities-related credit exposure to our ten largest counterparties accounts for 5 % of our total credit exposure in these categories as of December 31, 2006. Included in our top ten counterparty exposures are exposures relating to structured trades which show high levels of collateralization.

We also classify our credit exposure under two broad headings: corporate credit exposure and consumer credit exposure.

— Our corporate credit exposure consists of all exposures not defined as consumer credit exposure.
— Our consumer credit exposure consists of our smaller-balance standardized homogeneous loans, primarily in Germany, Italy and Spain, which include personal loans, residential and nonresidential mortgage loans, overdrafts and loans to self-employed and small business customers of our private and retail business.

CORPORATE CREDIT EXPOSURE

The following table breaks down our main corporate credit exposure categories according to the creditworthiness categories of our counterparties.

This table reflects an increase in our corporate loan book, as well as a continued overall improvement in the credit quality of our lending-related credit exposures. The change in the creditworthiness of our corporate loan book in 2006 compared to 2005 is primarily a consequence of our tight credit discipline and the overall benign credit environment. This is evidenced by the portion of our corporate loan book carrying an investment-grade rating increasing, from 65 % at December 31, 2005 to 67 % at December 31, 2006.

Credit risk profile by creditworthiness category in € m.	Loans		Contingent liabilities		OTC derivatives		Tradable assets		Total	
	Dec 31, 2006	Dec 31, 2005	Dec 31, 2006	Dec 31, 2005	Dec 31, 2006	Dec 31, 2005	Dec 31, 2006	Dec 31, 2005	Dec 31, 2006	Dec 31, 2005
AAA–AA	18,669	17,086	5,807	3,152	28,343	25,026	170,398	161,181	223,217	206,445
A	15,025	11,940	13,642	9,336	16,459	19,365	47,573	40,155	92,699	80,796
BBB	30,748	26,183	13,512	13,012	7,188	10,065	27,596	24,143	79,044	73,403
BB	22,152	22,036	6,821	7,088	5,485	7,853	59,149	41,564	93,607	78,541
B	4,718	5,067	3,607	2,060	1,060	1,132	14,236	16,633	23,621	24,892
CCC and below	4,834	3,123	604	661	113	341	4,711	5,571	10,262	9,696
Total	**96,146**	**85,435**	**43,993**	**35,309**	**58,648**	**63,782**	**323,663**	**289,247**	**522,450**	**473,773**

CONSUMER CREDIT EXPOSURE

The table below presents our total consumer credit exposure, consumer loan delinquencies in terms of loans that are 90 days or more past due, and net credit costs, which are the net provisions charged during the period, after recoveries. Loans 90 days or more past due and net credit costs are both expressed as a percentage of total exposure.

	Total exposure (in € m.)		90 days or more past due as a % of total exposure		Net credit costs as a % of total exposure	
	Dec 31, 2006	Dec 31, 2005	Dec 31, 2006	Dec 31, 2005	Dec 31, 2006	Dec 31, 2005
Consumer credit exposure Germany:	53,489	50,569	1.90 %	2.04 %	0.55 %	0.54 %
Consumer and small business financing	12,301	10,955	2.20 %	2.11 %	1.48 %	1.38 %
Mortgage lending	41,188	39,614	1.80 %	2.02 %	0.27 %	0.31 %
Consumer credit exposure outside Germany	20,253	17,279	1.04 %	1.12 %	0.36 %	0.37 %
Total consumer credit exposure	**73,742**	**67,848**	**1.66 %**	**1.80 %**	**0.50 %**	**0.50 %**

The volume of our consumer credit exposure rose by € 5.9 billion, or 9 %, from 2005 to 2006, driven mainly by the volume growth of our portfolio in Germany (up € 2.9 billion) and even stronger relative growth in Italy (up € 1.6 billion) and Spain (up € 1.0 billion). Total net credit costs as a percentage of total exposure remained constant compared to 2005 as an increase in consumer and small business finance in Germany was offset by a reduction in German mortgage lending. In Germany, loans delinquent by 90 days or more decreased from 2.04 % to 1.90 % reflecting disciplined risk management in our mortgage portfolio partly offset by the effect from the acquisition of norisbank, impacting our German consumer and small business financing portfolio. The lower percentage of delinquent loans outside Germany is predominantly a reflection of volume growth.

CREDIT EXPOSURE FROM DERIVATIVES

To reduce our derivatives-related credit risk, we regularly seek the execution of master agreements (such as the International Swaps & Derivatives Association's master agreements for derivatives) with our clients. A master agreement allows the netting of obligations arising under all of the derivatives transactions that the agreement covers upon the counterparty's default, resulting in one single net claim against the counterparty (called "close-out netting"). For parts of our derivatives business we also enter into payment netting agreements under which we set off amounts payable on the same day in the same currency and in respect to all transactions covered by these agreements, reducing our principal risk.

For internal credit exposure measurement purposes, we only apply netting when we believe it is legally enforceable for the relevant jurisdiction and counterparty. Also, we enter into collateral support agreements to reduce our derivatives-related credit risk. These collateral arrangements generally provide risk mitigation through periodic (usually daily) margining of the covered portfolio or transactions and termination of the master agreement if the counterparty fails to honor a collateral call. As with netting, when we believe the collateral agreement is enforceable we reflect this in our exposure measurement.

As the replacement values of our portfolios fluctuate with movements in market rates and with changes in the transactions in the portfolios, we also estimate the potential future replacement costs of the portfolios over their lifetimes or, in case of collateralized portfolios, over appropriate unwind periods. We measure our potential future exposure against separate limits, which can be a multiple of the credit limit. We supplement our potential future exposure analysis with stress tests to estimate the immediate impact of extreme market events on our exposures (such as event risk in our Emerging Markets portfolio).

TREATMENT OF DEFAULT SITUATIONS UNDER DERIVATIVES

Unlike in the case of our standard loan assets, we generally have more options to manage the credit risk in our OTC derivatives when movement in the current replacement costs of the transactions and the behavior of our counterparty indicate that there is the risk that upcoming payment obligations under the transactions might not be honored. In these situations, we are frequently able to obtain additional collateral or terminate the transactions or the related master agreement.

When our decision to terminate transactions or the related master agreement results in a residual net obligation of the counterparty, we restructure the obligation into a nonderivative claim and manage it through our regular workout process. As a consequence, we do not show any nonperforming derivatives.

The following table shows the notional amounts and gross market values of OTC and exchange-traded derivative contracts we held for trading and nontrading purposes as of December 31, 2006.

Dec 31, 2006 in € m.	Notional amount maturity distribution: Within one year	> 1 and ≤ 5 years	After five years	Total	Positive market value	Negative market value	Net market value
Interest-rate-related transactions:							
OTC products:							
FRAs	2,127,198	82,255	453	2,209,906	909	(852)	57
Interest rate swaps (single currency)	9,553,658	8,920,058	6,606,970	25,080,686	187,502	(191,509)	(4,007)
Purchased interest rate options	421,613	494,336	600,824	1,516,773	25,901	–	25,901
Written interest rate options	433,266	686,765	657,593	1,777,624	–	(27,410)	(27,410)
Other interest rate trades	–	–	–	–	–	–	–
Exchange-traded products:							
Interest rate futures	312,411	260,321	1,100	573,832	–	–	–
Purchased interest rate options	96,778	3,644	–	100,422	71	–	71
Written interest rate options	248,993	5,640	–	254,633	–	(127)	(127)
Sub-total	**13,193,917**	**10,453,019**	**7,866,940**	**31,513,876**	**214,383**	**(219,898)**	**(5,515)**
Currency-related transactions:							
OTC products:							
Forward exchange trades	504,686	27,588	3,643	535,917	5,564	(6,459)	(895)
Cross currency swaps	1,372,900	457,470	376,526	2,206,896	39,300	(37,571)	1,729
Purchased foreign currency options	315,321	51,139	11,107	377,567	6,596	–	6,596
Written foreign currency options	317,108	59,331	7,755	384,194	–	(7,074)	(7,074)
Exchange-traded products:							
Foreign currency futures	12,563	172	–	12,735	–	–	–
Purchased foreign currency options	4,519	70	–	4,589	42	–	42
Written foreign currency options	4,811	13	–	4,824	–	(39)	(39)
Sub-total	**2,531,908**	**595,783**	**399,031**	**3,526,722**	**51,502**	**(51,143)**	**359**
Equity/index-related transactions:							
OTC products:							
Equity forward	1,289	5	–	1,294	40	(16)	24
Equity/index swaps	105,199	47,654	12,226	165,079	5,549	(7,382)	(1,833)
Purchased equity/index options	109,264	102,257	21,817	233,338	35,326	–	35,326
Written equity/index options	135,257	123,587	36,842	295,686	–	(42,825)	(42,825)
Exchange-traded products:							
Equity/index futures	50,843	–	–	50,843	–	–	–
Equity/index purchased options	140,699	61,890	8,795	211,384	14,992	–	14,992
Equity/index written options	124,598	69,775	12,272	206,645	–	(18,737)	(18,737)
Sub-total	**667,149**	**405,168**	**91,952**	**1,164,269**	**55,907**	**(68,960)**	**(13,053)**
Credit derivatives	**152,477**	**1,921,525**	**1,098,988**	**3,172,990**	**30,019**	**(31,187)**	**(1,168)**
Other transactions:							
OTC products:							
Precious metal trades	37,162	26,870	4,646	68,678	4,191	(3,030)	1,161
Other trades	128,511	178,307	4,135	310,953	20,439	(19,232)	1,207
Exchange-traded products:							
Futures	14,300	7,758	29	22,087	33	(42)	(9)
Purchased options	11,310	5,348	–	16,658	1,761	–	1,761
Written options	11,918	5,516	–	17,434	–	(1,857)	(1,857)
Sub-total	**203,201**	**223,799**	**8,810**	**435,810**	**26,424**	**(24,161)**	**2,263**
Total OTC business	**15,714,909**	**13,179,147**	**9,443,525**	**38,337,581**	**361,336**	**(374,547)**	**(13,211)**
Total exchange-traded business	**1,033,743**	**420,147**	**22,196**	**1,476,086**	**16,899**	**(20,802)**	**(3,903)**
Total	**16,748,652**	**13,599,294**	**9,465,721**	**39,813,667**	**378,235**	**(395,349)**	**(17,114)**
Positive market values after netting agreements					75,515		

COUNTRY RISK

We manage country risk through a number of risk measures and limits, the most important being:

— TOTAL COUNTERPARTY EXPOSURE. All credit extended and OTC derivatives exposure to counterparties domiciled in a given country that we view as being at risk due to economic or political events ("country risk event"). It includes nonguaranteed subsidiaries of foreign entities and offshore subsidiaries of local clients.
— TRANSFER RISK EXPOSURE. Credit risk arising where an otherwise solvent and willing debtor is unable to meet its obligations due to the imposition of governmental or regulatory controls restricting its ability either to obtain foreign exchange or to transfer assets to nonresidents (a "transfer risk event"). It includes all of our credit extended and OTC derivatives exposure from one of our offices in one country to a counterparty in a different country.
— HIGHLY-STRESSED EVENT RISK SCENARIOS. We use stress testing to measure potential market risk on our trading positions and view these as market risks.

COUNTRY RISK RATINGS

Our country risk ratings represent a key tool in our management of country risk. They are established by an independent country risk research function within our Credit Risk Management function and include:

— SOVEREIGN RATING. A measure of the probability of the sovereign defaulting on its foreign or local currency obligations.
— TRANSFER RISK RATING. A measure of the probability of a "transfer risk event."
— EVENT RISK RATING. A measure of the probability of major disruptions in the market risk factors relating to a country.

All sovereign and transfer risk ratings are reviewed, at least annually, by the Group Credit Policy Committee. Our country risk research group also reviews, at least quarterly, our ratings for the major Emerging Markets countries. Ratings for countries that we view as particularly volatile, as well as all event risk ratings, are subject to continuous review.

We also regularly compare our internal risk ratings with the ratings of the major international rating agencies.

COUNTRY RISK LIMITS

We manage our exposure to country risk through a framework of limits. The bank specifically limits and monitors its exposure to Emerging Markets. For this purpose, Emerging Markets are defined as Latin America (including the Caribbean), Asia (excluding Japan), Eastern Europe, the Middle East and Africa. Limits are reviewed at least annually, in conjunction with the review of country risk ratings. Country Risk limits are set by either our Management Board or by our Group Credit Policy Committee, pursuant to delegated authority.

MONITORING COUNTRY RISK

We charge our Group Divisions with the responsibility of managing their country risk within the approved limits. The regional units within Credit Risk Management monitor our country risk based on information provided by our finance function. Our Group Credit Policy Committee also reviews data on transfer risk.

COUNTRY RISK EXPOSURE

The following tables show the development of total Emerging Markets net counterparty exposure (net of collateral), and the utilized Emerging Markets net transfer risk exposure (net of collateral) by region.

Emerging Markets net counterparty exposure in € m.	Dec 31, 2006	Dec 31, 2005
Total net counterparty exposure	11,537	9,516
Total net counterparty exposure (excluding OTC derivatives)	8,921	6,838

Excluding irrevocable commitments and exposures to non-Emerging Markets bank branches.

Emerging Markets net transfer risk exposure in € m.	Dec 31, 2006	Dec 31, 2005
Africa	352	340
Asia (excluding Japan)	1,569	1,136
Eastern Europe	1,092	906
Latin America	411	508
Middle East	1,492	1,244
Total Emerging Markets net transfer risk exposure	**4,916**	**4,134**

Excluding irrevocable commitments and exposures to non-Emerging Markets bank branches.

At December 31, 2006, our net transfer risk exposure to Emerging Markets (excluding irrevocable commitments and exposures to non-Emerging Markets bank branches) amounted to €4.9 billion, an increase of 19%, or €0.8 billion, from December 31, 2005. This increase was a result of selective increases in exposure due to improved credit quality in our Emerging Markets target countries.

PROBLEM LOANS

Our problem loans are comprised of nonaccrual loans, loans 90 days or more past due and still accruing and troubled debt restructurings. All loans where known information about possible credit problems of borrowers causes management to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms are included in our problem loans.

Additionally, as of December 31, 2006, we had €1 million of lease financing transactions that were nonperforming. This amount is not included in our total problem loans.

The following table presents the components of our December 31, 2006 and December 31, 2005 problem loans.

			Dec 31, 2006			Dec 31, 2005
in € m.	Impaired loans[1]	Nonperforming homogeneous loans	Total	Impaired loans[1]	Nonperforming homogeneous loans	Total
Nonaccrual loans	1,906	1,097	3,003	2,444	1,106	3,550
Loans 90 days or more past due and still accruing	4	181	185	13	189	202
Troubled debt restructurings	114	–	114	119	–	119
Total problem loans	**2,024**	**1,278**	**3,302**	**2,576**	**1,295**	**3,871**

1 Loans for which we determine that it is probable that we will be unable to collect all principal and interest due according to the contractual terms of the loan agreements.

The € 569 million decrease in our total problem loans in 2006 was due to € 744 million of gross charge-offs, a € 39 million decrease as a result of exchange rate movements and a € 213 million net increase of problem loans. Substantially all of the reduction in problem loans took place in our impaired loans with gross charge-offs of € 284 million, net reductions of € 229 million and a € 39 million decrease as a result of exchange rate movements. In the homogeneous loan portfolio charge-offs were substantially offset by net increases. Included in the € 1.3 billion nonperforming smaller-balance standardized homogeneous loans, as of December 31, 2006, are € 1.2 billion of loans that are 90 days or more past due as well as € 0.1 billion of loans that are less than 90 days past due but in the judgment of management the accrual of interest should be ceased.

Our commitments to lend additional funds to debtors with problem loans amounted to € 46 million as of December 31, 2006, a decrease of € 23 million or 33 %, compared to December 31, 2005. Of these commitments € 4 million had been committed to debtors whose loan terms have been modified in a troubled debt restructuring, a decrease of € 5 million or 56 %, compared to December 31, 2005.

The following table illustrates our total problem loans split between German and non-German counterparties based on the country of domicile of our counterparty for the last two years.

in € m.	Dec 31, 2006	Dec 31, 2005
Nonaccrual loans:		
German	2,228	2,771
Non-German	775	779
Total nonaccrual loans	**3,003**	**3,550**
Loans 90 days or more past due and still accruing:		
German	183	198
Non-German	2	4
Total loans 90 days or more past due and still accruing	**185**	**202**
Troubled debt restructurings:		
German	90	48
Non-German	24	71
Total troubled debt restructurings	**114**	**119**

NONACCRUAL LOANS

We place a loan on nonaccrual status if:

— the loan has been in default as to payment of principal or interest for 90 days or more and the loan is neither well secured nor in the process of collection, or
— the accrual of interest should be ceased according to management's judgment as to collectibility of contractual cash flows.

When a loan is placed on nonaccrual status, the recorded investment in the loan includes accrued interest. Cash receipts of interest on nonaccrual loans are recorded as either interest revenue or a reduction of principal according to management's judgment as to collectibility of principal.

As of December 31, 2006, our nonaccrual loans totaled € 3.0 billion, a net decrease of € 547 million, or 15 %, from 2005. The net decrease in nonaccrual loans took place substantially in our impaired loans driven by charge-offs, net reductions and a decrease as a result of exchange rate movements.

As of December 31, 2005, our nonaccrual loans totaled € 3.6 billion, a net decrease of € 0.9 billion, or 21 %, from 2004. The net decrease in nonaccrual loans was mainly driven by charge-offs.

LOANS NINETY DAYS OR MORE PAST DUE AND STILL ACCRUING

These are loans in which contractual interest or principal payments are 90 days or more past due but on which we continue to accrue interest. These loans are well secured and in the process of collection.

In 2006, our 90 days or more past due and still-accruing loans decreased by € 17 million, or 8 %, from 2005.

In 2005, our 90 days or more past due and still-accruing loans decreased by € 45 million, or 18 %, to € 202 million. This decrease was due to the fact that loans of this category which had to be placed on nonaccrual status or returned to performing status were substituted to a lesser extent by new loans to be allocated to this category.

TROUBLED DEBT RESTRUCTURINGS

Troubled debt restructurings are loans that we have restructured due to a deterioration in the borrower's financial position comprising concessions that we would not otherwise consider.

If a borrower performs satisfactorily for one year under a restructured loan, we no longer consider that borrower's loan to be a troubled debt restructuring, unless at the time of restructuring the new interest rate was lower than the market rate for similar credit risks.

In 2006, the volume of troubled debt restructurings remained stable, showing only a minor reduction of € 5 million, or 4 %.

In 2005, the volume of troubled debt restructurings increased by € 30 million, or 34 %, to € 119 million as of December 31, 2005. This increase was mainly due to a single restructuring case in Western Europe.

CREDIT LOSS EXPERIENCE AND ALLOWANCE FOR LOAN LOSSES

We establish an allowance for loan losses that represents our estimate of probable losses in our loan portfolio. The responsibility for determining our allowance for loan losses rests with Credit Risk Management. The components of this allowance are:

SPECIFIC LOSS COMPONENT

The specific loss component relates to all loans deemed to be impaired, following an assessment of the counterparty's ability to repay. A loan is considered to be impaired when we determine that it is probable that we will be unable to collect all interest and principal due in accordance with the terms of the loan agreement. We determine the amount, if any, of the specific provision we should make by taking into account the present value of expected future cash flows, including cash flows that may result from foreclosure less costs for obtaining and selling the collateral, or the market price of the loan.

We regularly re-evaluate all credit exposures that have already been specifically provided for, as well as all credit exposures that appear on our watchlist.

INHERENT LOSS COMPONENT

The inherent loss component relates principally to all other loans we do not consider impaired but which we believe to have incurred some inherent loss on a portfolio basis and is comprised of:

- COUNTRY RISK ALLOWANCE. We establish a country risk allowance for loan exposures in countries where according to management's judgment a "transfer risk event" is probable. We determine the percentage rates for our country risk allowance on the basis of historical loss experience and current market data, such as economic, political and other relevant factors affecting a country's financial condition. In making our decision we focus primarily on the transfer risk ratings that we assign to a country and the amount and type of collateral.
- SMALLER-BALANCE STANDARDIZED HOMOGENEOUS LOAN LOSS ALLOWANCE. Our smaller-balance standardized homogeneous loan portfolio includes smaller-balance personal loans, residential and nonresidential mortgage loans, overdrafts, and loans to self-employed and small business customers of our private and retail business. These loans are evaluated for inherent loss on a collective basis, based on analyses of historical loss experience from each product type according to criteria such as past due status and collateral recovery values. The resulting allowance encompasses the loss inherent both in performing loans, as well as in nonperforming loans within the smaller-balance standardized homogeneous loan portfolio.
- OTHER INHERENT LOSS ALLOWANCE. The other inherent loss allowance represents our estimate of losses inherent in our loan book that have not yet been individually identified, and reflects the imprecisions and uncertainties in estimating our loan loss allowances. This estimate of inherent losses excludes those exposures we have already considered when establishing our allowance for smaller-balance standardized homogeneous loans. It incorporates the expected loss results, which we generate as part of our economic capital calculations, outlined above.

CHARGE-OFF POLICY

We take charge-offs based on Credit Risk Management's assessment when we determine that the loans are uncollectible. We generally charge off a loan when all economically sensible means of recovery have been exhausted. Our determination considers information such as the occurrence of significant changes in the borrower's financial position such that the borrower can no longer pay the obligation, or that the proceeds from collateral will not be sufficient to pay the loan. For our smaller-balance standardized homogeneous loans, we generally take charge-offs when a product-specific past due status has been reached.

ALLOWANCE FOR LOAN LOSSES

The following table presents the components of our allowance for loan losses by industry of the borrower, and the percentage of our total loan portfolio accounted for by those industry classifications, on the dates specified. The breakdown between German and non-German borrowers is based on the country of domicile of our borrowers.

in € m. (except percentages)	Dec 31, 2006		Dec 31, 2005	
German:				
Specific loan loss allowance:				
Banks and insurance	–	1 %	–	1 %
Manufacturing	245	4 %	288	4 %
Households (excluding mortgages)	31	10 %	46	11 %
Households – mortgages	11	16 %	14	18 %
Public sector	–	1 %	–	1 %
Wholesale and retail trade	109	2 %	137	2 %
Commercial real estate activities	183	6 %	261	7 %
Other	205	8 %	229	8 %
Specific German loan loss allowance total	784		975	
Inherent loss allowance	439		461	
German total	**1,223**	**48 %**	**1,436**	**52 %**
Non-German:				
Specific loan loss allowance	284		255	
Inherent loss allowance	247		237	
Non-German total	**531**	**52 %**	**492**	**48 %**
Total allowance for loan losses	**1,754**	**100 %**	**1,928**	**100 %**
Total specific allowance	1,068		1,230	
Total inherent loss allowance	686		698	
Total allowance for loan losses	**1,754**		**1,928**	

MOVEMENTS IN THE ALLOWANCE FOR LOAN LOSSES

We record increases to our allowance for loan losses as an expense on our Consolidated Statement of Income. If we determine that we no longer require allowances we have previously established, we decrease our allowance and record the amount as a reduction of the provision on our Consolidated Statement of Income. Charge-offs reduce our allowance while recoveries increase the allowance without affecting the Consolidated Statement of Income.

The following table sets forth a breakdown of the movements in our allowance for loan losses for the periods specified.

in € m. (except percentages)	2006	2005
Allowance at beginning of year	**1,928**	**2,345**
Charge-offs:		
German:		
Banks and insurance	2	1
Manufacturing	78	61
Households (excluding mortgages)	244	216
Households – mortgages	35	36
Public sector	–	–
Wholesale and retail trade	40	54
Commercial real estate activities	100	112
Lease financing	–	3
Other	109	162
German total	608	645
Non-German:		
Excluding lease financing	135	373
Lease financing only	1	–
Non-German total	136	373
Total charge-offs	**744**	**1,018**
Recoveries:		
German:		
Banks and insurance	1	1
Manufacturing	19	11
Households (excluding mortgages)	45	41
Households – mortgages	8	–
Public sector	–	–
Wholesale and retail trade	9	10
Commercial real estate activities	7	4
Lease financing	–	–
Other	42	42
German total	131	109
Non-German:		
Excluding lease financing	133	61
Lease financing only	–	–
Non-German total	133	61
Total recoveries	**264**	**170**
Net charge-offs	**480**	**848**
Provision for loan losses	330	374
Other changes (currency translation and allowance related to acquisitions/divestitures)	(24)	57
Allowance at end of year	**1,754**	**1,928**
Percentage of total net charge-offs to average loans for the year	0.29 %	0.58 %

Our allowance for loan losses as of December 31, 2006 was € 1.8 billion, a 9 % decrease from the € 1.9 billion reported at the end of 2005. The reduction in our allowance was principally due to charge-offs exceeding our net provisions.

Our gross charge-offs amounted to € 744 million in 2006, a decrease of € 274 million, or 27 %, from 2005. Of the charge-offs for 2006, € 284 million were related to our corporate credit exposure, mainly driven by our German portfolio, and € 460 million were related to our consumer credit exposure.

Our provision for loan losses in 2006 was € 330 million, down € 44 million, or 12 %, from the prior year, reflecting tight credit risk management, positive results of workout processes as well as the continued benign credit environment. In 2006, our total loan loss provision was principally driven by our smaller-balance standardized homogeneous loan portfolio.

Our specific loan loss allowance was € 1.1 billion as of December 31, 2006, a decrease of € 162 million, or 13 %, from 2005. The change in our allowance is comprised of net charge-offs of € 153 million, a decrease of € 13 million as a result of exchange rate movements and a net specific loan loss provision of € 5 million, which was 91 % lower than in the previous year. The specific loan loss allowance is the largest component of our total allowance for loan losses.

Our inherent loan loss allowance totaled € 686 million as of December 31, 2006, a marginal decrease from the level at the end of 2005 (€ 698 million).

Our allowance for loan losses as of December 31, 2005 was € 1.9 billion, an 18 % decrease from the € 2.3 billion reported at the end of 2004. The reduction in our allowance was principally due to charge-offs exceeding our net provisions.

Our gross charge-offs amounted to € 1.0 billion in 2005. Of the charge-offs for 2005, € 580 million were related to our corporate credit exposure, mainly driven by our German and American portfolios, and € 437 million were related to our consumer credit exposure.

Our provision for loan losses in 2005 was € 374 million, reflecting tight credit risk management, positive results of workout processes as well as the overall benign credit environment. In 2005, our total loan loss provision was principally driven by our smaller-balance standardized homogeneous loan portfolio.

Our specific loan loss allowance was € 1.2 billion as of December 31, 2005. The € 424 million decrease in our allowance in 2005 is comprised of net charge-offs of € 518 million and a net specific loan loss provision of € 52 million, which includes a € 72 million net release for non-German clients and a € 42 million increase from currency translation. Notably, the specific loan loss allowance is the largest component of our total allowance for loan losses.

Our inherent loan loss allowance totaled € 698 million as of December 31, 2005, slightly above the level at the end of 2004 (€ 691 million). Movements in this component include € 365 million net provision being offset by € 330 million net charge-offs for our smaller-balance standardized homogeneous loan portfolio, and a € 23 million net reduction in our other inherent loss allowance.

NON-GERMAN COMPONENT OF THE ALLOWANCE FOR LOAN LOSSES

The following table presents an analysis of the changes in the non-German component of the allowance for loan losses. As of December 31, 2006, 30 % of our total allowance was attributable to international clients.

in € m.	2006	2005
Allowance at beginning of year	**492**	**800**
Charge-offs	136	373
Recoveries	133	61
Net charge-offs	3	312
Provision for loan losses	66	(53)
Other changes (currency translation and allowance related to acquisitions/divestitures)	(24)	57
Allowance at end of year	**531**	**492**

ALLOWANCE FOR OFF-BALANCE SHEET POSITIONS

The following table shows the activity in our allowance for off-balance sheet positions, which comprises contingent liabilities and lending-related commitments.

in € m.	2006	2005
Allowance at beginning of year	**329**	**345**
Provision for off-balance sheet positions	(50)	(24)
Other changes (currency translation and allowance related to acquisitions/divestitures)	(8)	8
Allowance at end of year	**271**	**329**

SETTLEMENT RISK

Our trading activities may give rise to risk at the time of settlement of those trades. Settlement risk is the risk of loss due to the failure of a counterparty to honor its obligations to deliver cash, securities or other assets as contractually agreed.

For many types of transactions, we mitigate settlement risk by closing the transaction through a clearing agent, which effectively acts as a stakeholder for both parties, only settling the trade once both parties have fulfilled their sides of the bargain.

Where no such settlement system exists, as is the case with some foreign exchange trades, the simultaneous commencement of the payment and the delivery parts of the transaction is common practice between trading partners (free settlement). In these cases, we may seek to mitigate our settlement risk through the execution of bilateral payment netting agreements. We are also an active participant in industry initiatives to reduce settlement risks. Acceptance of settlement risk on free settlement trades requires approval from our credit risk personnel, either in the form of pre-approved settlement risk limits, or through transaction-specific approvals. We do not aggregate settlement risk limits with other credit exposures for credit approval purposes, but we take the aggregate exposure into account when we consider whether a given settlement risk would be acceptable.

MARKET RISK

Substantially all of our businesses are subject to the risk that market prices and rates will move and result in profits or losses for us. We distinguish among four types of market risk:

— Interest rate risk;
— Equity price risk;
— Foreign exchange risk; and
— Commodity price risk.

The interest rate and equity price risks consist of two components each. The general risk describes value changes due to general market movements, while the specific risk has issuer-related causes.

MARKET RISK MANAGEMENT FRAMEWORK

We assume market risk in both our trading and our nontrading activities. We assume risk by making markets and taking positions in debt, equity, foreign exchange, other securities and commodities as well as in equivalent derivatives.

We use a combination of risk sensitivities, value-at-risk, stress testing and economic capital metrics to manage market risks and establish limits. Economic capital is the metric we use to describe and aggregate all our market risks, both in trading and nontrading portfolios. Value-at-risk is a common metric we use in the management of our trading market risks.

Our Management Board and Risk Executive Committee, supported by Market Risk Management, which is part of our independent risk and capital management function, set a Group-wide value-at-risk limit for the market risks in the trading book. Market Risk Management sub-allocates this overall limit to our Group Divisions. Below that, limits are allocated to specific business lines and trading portfolio groups and geographical regions.

Our value-at-risk disclosure for the trading businesses is based on our own internal value-at-risk model. In October 1998, the German Banking Supervisory Authority (now the BaFin) approved our internal value-at-risk model for calculating the market risk capital for our general and specific market risks. Since then the model has been periodically reviewed and approval has been maintained.

Our value-at-risk disclosure is intended to ensure consistency of market risk reporting for internal risk management, for external disclosure and for regulatory purposes. The overall value-at-risk limit for our Corporate and Investment Bank Group Division was € 90 million throughout the year 2006 and the overall value-at-risk limit for our consolidated Group trading positions was € 92 million (with a 99 % confidence level, as described below, and a one-day holding period), both unchanged from the previous year.

SPECIFICS OF MARKET RISK REPORTING UNDER GERMAN BANKING REGULATIONS

German banking regulations stipulate specific rules for market risk reporting, which concern in particular the consolidation of entities, the calculation of the overall market risk position, as well as the determination of which assets are trading assets and which are nontrading assets:

— CONSOLIDATION. For German regulatory purposes we do not consolidate entities other than banking institutions, financial services institutions, financial enterprises, bank service enterprises and certain fund management companies. However, we do consolidate a number of entities under U.S. GAAP, which we do not consolidate for German regulatory purposes. These companies mainly include variable interest entities.
— OVERALL MARKET RISK POSITION. We do not include in our market risk disclosure the foreign exchange risk arising from currency positions that German banking regulations permit us to exclude from market risk reporting. These are currency positions which are fully deducted from, or covered by, equity capital recognized for regulatory reporting as well as participating interests, including shares in affiliated companies that we record in foreign currency and value at historical cost (structural currency positions). Our largest structural currency positions arise from our investments in entities located in the United States.
— DEFINITION OF TRADING ASSETS AND NONTRADING ASSETS. The regulatory definition of trading book and banking book assets generally parallels the definition of trading and nontrading assets under U.S. GAAP. However, due to specific differences between the regulatory and accounting framework, certain assets are classified as trading book for market risk reporting purposes even though they are nontrading assets under U.S. GAAP. Conversely, we also have assets that are assigned to the banking book even though they are trading assets under U.S. GAAP.

VALUE-AT-RISK ANALYSIS

The value-at-risk approach derives a quantitative measure for our trading book market risks under normal market conditions, estimating the potential future loss (in terms of market value) that will not be exceeded in a defined period of time and with a defined confidence level. The value-at-risk measure enables us to apply a constant and uniform measure across all of our trading businesses and products. It also facilitates comparisons of our market risk estimates both over time and against our daily trading results.

We calculate value-at-risk for both internal and regulatory reporting using a 99 % confidence level, in accordance with BIS rules. For internal reporting, we use a holding period of one day. For regulatory reporting, the holding period is ten days.

We believe that our value-at-risk model takes into account all material risk factors assuming normal market conditions. Examples of these factors are interest rates, equity prices, foreign exchange rates and commodity prices, as well as their implied volatilities. The model incorporates both linear and, especially for derivatives, nonlinear effects of the risk factors on the portfolio value. The statistical parameters required for the value-at-risk calculation are based on a 261 trading day history (corresponding to at least one calendar year of trading days) with equal weighting being given to each observation. We generally calculate value-at-risk using the Monte Carlo simulation technique and assuming that changes in risk factors follow a normal or logarithmic normal distribution. However, we still utilize a variance-covariance approach to calculate specific interest rate risk for some portfolios, such as in our credit trading business.

To determine our aggregated value-at-risk, we use historically observed correlations between the different general market risk factors. However, when aggregating general and specific market risks, we assume that there is zero correlation between them.

BACK-TESTING

We use back-testing in our trading units to verify the predictive power of the value-at-risk calculations. In back-testing, we focus on the comparison of hypothetical daily profits and losses under the buy-and-hold assumption (in accordance with German regulatory requirements) with the estimates from our value-at-risk model.

A committee chaired by Market Risk Management and with participation from Market Risk Operations and Finance meets on a quarterly basis to discuss back-testing results of our Group as a whole and of individual businesses. The committee analyzes performance fluctuations and assesses the predictive power of our value-at-risk model, which in turn allows us to improve the risk estimation process.

STRESS TESTING AND ECONOMIC CAPITAL

While value-at-risk, calculated on a daily basis, supplies forecasts for potential large losses under normal market conditions, we also perform stress tests in which we value our trading portfolios under extreme market scenarios not covered by the confidence interval of our value-at-risk model.

The quantification of market risk under extreme stress scenarios forms the basis of our assessment of the economic capital that we estimate is needed to cover the market risk in all of our positions. Underlying risk factors applicable to the different products are stressed, meaning that we assume a sudden change, according to pre-defined scenarios. We derive the stress scenarios from historic worst case scenarios adjusted for structural changes in current markets and liquidity.

For example, we calculate country-specific event risk scenarios for all Emerging Markets and assess these event risk results daily. A specialist committee reviews the country risk ratings and scenario loss limits monthly. Ad hoc reviews take place as required.

In addition to the country-specific event risk scenarios for Emerging Markets, we also run regular market stress scenarios on the positions of every major portfolio. This is done weekly for the trading portfolios and monthly for the non-trading portfolios.

Our stress test scenarios include:

— Price and volatility risks for interest rates, equity prices, foreign exchange and commodity prices for industrialized countries. This covers both trading and nontrading securities and investments, as well as trading book derivatives portfolios and includes many basis risks.
— Emerging Markets' risks, including equity price declines, increases in interest rates and currency devaluations.
— Credit spread risks for bonds, credit derivatives and traded loans of both industrialized and Emerging Markets countries.
— Underwriting risks in debt and equity capital markets for industrialized countries.

We calculate economic capital by aggregating losses from those stress scenarios using correlations that reflect stressed market conditions (rather than the normal market correlations used in the value-at-risk model).

Our economic capital usage for market risk arising from the trading units totaled € 1.6 billion at year-end 2006, materially unchanged compared to year-end 2005.

LIMITATIONS OF OUR PROPRIETARY RISK MODELS

Although we believe that our proprietary market risk models are of a high standard, we are committed to their ongoing development and allocate substantial resources to reviewing and improving them.

Our stress testing results and economic capital estimations are necessarily limited by the number of stress tests executed and that not all downside scenarios can be predicted and simulated. While the risk managers have used their best judgment to define worst case scenarios based upon the knowledge of past extreme market moves, it is possible for our market risk positions to lose more value than even our economic capital estimates.

Our value-at-risk analyses should also be viewed in the context of the limitations of the methodology we use and are therefore not maximum amounts that we can lose on our market risk positions. The limitations of the value-at-risk methodology include the following:

- The use of historical data as a proxy for estimating future events may not capture all potential events, particularly those that are extreme in nature.
- The assumption that changes in risk factors follow a normal or logarithmic normal distribution. This may not be the case in reality and may lead to an underestimation of the probability of extreme market movements.
- The use of a holding period of one day (or ten days for regulatory value-at-risk calculations) assumes that all positions can be liquidated or hedged in that period of time. This assumption does not fully capture the market risk arising during periods of illiquidity, when liquidation or hedging in that period of time may not be possible. This is particularly the case for the use of a one-day holding period.
- The use of a 99 % confidence level does not take account of, nor makes any statement about, any losses that might occur beyond this level of confidence.
- We calculate value-at-risk at the close of business on each trading day. We do not subject intra-day exposures to intra-day value-at-risk calculations.
- Value-at-risk does not capture all of the complex effects of the risk factors on the value of positions and portfolios and could, therefore, underestimate potential losses. For example, the way sensitivities are represented in our value-at-risk model may only be exact for small changes in market parameters.

The aggregate value-at-risk estimates for our trading market risk are adequate risk estimates when measured against our back-testing procedures (as shown by the number of hypothetical buy-and-hold portfolio losses against the predicted value-at-risk). However, we acknowledge the limitations in the value-at-risk methodology by supplementing the value-at-risk limits with other position and sensitivity limit structures, as well as with stress testing, both on individual portfolios and on a consolidated basis.

VALUE-AT-RISK OF THE TRADING UNITS OF OUR CORPORATE AND INVESTMENT BANK GROUP DIVISION

The following table shows the value-at-risk (with a 99 % confidence level and a one-day holding period) of the trading units of our Corporate and Investment Bank Group Division. Our trading market risk outside of these units is immaterial. "Diversification effect" reflects the fact that the total value-at-risk on a given day will be lower than the sum of the values-at-risk relating to the individual risk classes. Simply adding the value-at-risk figures of the individual risk classes to arrive at an aggregate value-at-risk would imply the assumption that the losses in all risk categories occur simultaneously.

Value-at-risk of Trading Units	Total		Diversification effect		Interest rate risk		Equity price risk		Foreign exchange risk		Commodity price risk	
in € m.	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Average	69.5	65.8	(49.2)	(37.5)	51.0	52.8	41.7	33.3	14.1	10.3	11.8	7.0
Maximum	82.0	79.2	(65.5)	(47.4)	66.1	61.6	60.2	43.1	46.2	18.2	25.0	11.3
Minimum	58.3	57.8	(38.5)	(29.4)	42.1	41.9	31.4	22.9	4.5	5.5	5.2	3.5
Year-end	76.9	69.8	(44.0)	(40.9)	50.3	55.3	53.0	32.8	12.2	12.9	5.4	9.6

The following graph shows the daily aggregate value-at-risk of our trading units in 2006, including diversification effects, and actual income of the trading units throughout the year.

INCOME OF TRADING UNITS AND VALUE-AT-RISK IN 2006

in € m.



200
Income of Trading Units
150
100
50
0
(50)
Value-at-Risk
(100)
1/06
2/06
3/06
4/06
5/06
6/06
7/06
9/06
10/06
11/06
12/06

While we have taken selective trading opportunities and risks throughout the year, our value-at-risk for the trading units remained within a band between € 58.3 million and € 82.0 million. The higher value-at-risk levels continue to be driven by interest rate risk exposures and/or equity positions. The average value-at-risk in 2006 was € 69.5 million, which is 5.5 % above the 2005 average of € 65.8 million.

Our trading units achieved a positive actual income for over 96 % of the trading days in 2006 (over 93 % in 2005). On no trading day in either year did they incur an actual loss that exceeded the value-at-risk estimate for that day.

In our regulatory back-testing in 2006, we observed three outliers, which are hypothetical buy-and-hold losses that exceeded our value-at-risk estimate for the trading units as a whole. This is in line with the two to three outliers a year that are statistically expected when using a 99 % confidence level value-at-risk model. All outliers were driven by exceptionally high levels of volatility in equity markets.

The following histogram illustrates the distribution of actual daily income of our trading units in 2006. The histogram displays the number of trading days on which we reached each level of trading income shown on the horizontal axis in millions of euro.

INCOME OF TRADING UNITS IN 2006

in € m.


Days
20
15
10
5
0
Below (35)
(35) to (30)
(30) to (25)
(25) to (20)
(20) to (15)
(15) to (10)
(10) to (5)
(5) to 0
0 to 5
5 to 10
10 to 15
15 to 20
20 to 25
25 to 30
30 to 35
35 to 40
40 to 45
45 to 50
50 to 55
55 to 60
60 to 65
65 to 70
70 to 75
75 to 80
80 to 85
85 to 90
90 to 95
95 to 100
100 to 105
105 to 110
110 to 115
115 to 120
120 to 125
125 to 130
130 to 135
135 to 140
140 to 145
145 to 150
Over 150

MARKET RISK IN OUR NONTRADING PORTFOLIOS

The market risk in our nontrading portfolios, as measured by economic capital, slightly decreased from € 1.4 billion at year-end 2005 to € 1.3 billion at year end 2006.

MANAGEMENT OF OUR NONTRADING PORTFOLIOS

The Capital and Risk Committee supervises our nontrading asset activities. It has responsibility for the alignment of our group-wide risk appetite, capitalization requirements and funding needs based on group-wide, divisional and sub-divisional business strategies. Its responsibilities also include regular review of the exposures within the nontrading asset portfolio and associated stress test results, performance review of acquisitions and investments, allocating risk limits to the Business Divisions within the framework established by the Management Board and approval of policies in relation to nontrading asset activities. Multiple members of the Capital and Risk Committee are also members of the Group Investment Committee, ensuring a close link between both committees.

Our dedicated Investment Risk Management team was carved out of the Market Risk Management team and was established within our risk and capital management function during 2006 to specialize in risk-related aspects of our nontrading activities. Investment Risk Management performs monthly reviews of the risk profile of the nontrading asset portfolios, including market values, economic capital estimates, limit usages, performance and pipeline activity.

The policies and procedures governing our nontrading activities are ratified by the Risk Executive Committee.

ASSESSMENT OF MARKET RISK IN OUR NONTRADING PORTFOLIOS

Unlike for our trading portfolios we do not use value-at-risk as the primary metric to assess the market risk in our nontrading portfolios due to the nature of these positions as well as the lack of transparency of some of the pricing. Rather we assess the market risk in our nontrading portfolios through the use of stress testing procedures that are particular to each risk class and which consider, among other factors, large historically observed market moves as well as the liquidity of each asset class. This assessment forms the basis of our economic capital estimates which enable us to monitor and manage the nontrading market risk positions actively using a methodology which is consistent with that used for the trading market risk positions. As an example, for our industrial holdings we apply individual price shocks between 22 % and 38 %, which are based on historically observed market moves. In addition, we consider value reductions between 10 % and 15 % to reflect liquidity constraints. For private equity exposures, all our positions are stressed using our standard credit risk economic capital model as well as market price shocks up to 100 %, depending on the individual asset. See also section "Risk Management Tools – Economic Capital" and "Market Risk – Stress Testing and Economic Capital".

NONTRADING MARKET RISK BY RISK CLASS

The biggest market risk in our nontrading portfolios is equity price risk. The vast majority of the interest rate and foreign exchange risks arising from our nontrading asset and liability positions has been transferred through internal hedges to our Global Markets Business Division within our Corporate and Investment Bank Group Division and is thus managed on the basis of value-at-risk as reflected in our trading value-at-risk numbers.

NONTRADING MARKET RISK BY GROUP DIVISION

There is nontrading market risk held and managed in each of our Group Divisions. The nontrading market risk in our Corporate Investments Group Division remains the biggest in the Group and is incurred through private equity investments, industrial holdings and other corporate investments. Our Private Clients and Asset Management Group Division primarily assumes nontrading market risk through its proprietary investments in real estate, hedge funds and mutual funds, which support the client asset management businesses primarily in the form of minority seed and co-invest fund capital. In our Corporate and Investment Bank Group Division the most significant part arises from principal investments.

CARRYING VALUE AND ECONOMIC CAPITAL USAGE FOR OUR NONTRADING PORTFOLIOS

The table below shows the carrying values and economic capital usages separately for our major industrial holdings, other corporate investments and alternative assets.

Nontrading Portfolios	Carrying value		Economic capital usage	
in € bn.	Dec 31, 2006	Dec 31, 2005	Dec 31, 2006	Dec 31, 2005
Major industrial holdings	5.0	4.1	0.2	0.3
Other corporate investments	2.5	4.2	0.6	0.5
Alternative assets:	2.5	2.5	0.5	0.7
Principal investments[1]	1.1	1.1	0.4	0.4
Real estate	1.1	1.1	0.1	0.2
Hedge funds[2]	0.3	0.4	0.0	0.0
Total	**10.0**	**10.9**	**1.3**	**1.4**

1 Principal investments include transactions previously disclosed as Private Equity.
2 There is a small economic capital usage of € 40 million as of December 31, 2006 and € 39 million as of December 31, 2005.

Our economic capital usage for these nontrading asset portfolios totaled € 1.3 billion at year-end 2006, which is € 0.1 billion, or 7 %, below our economic capital usage at year-end 2005. This decrease primarily reflects the reduced risk of our alternative assets portfolio as well as the reduced risk from major industrial holdings.

— MAJOR INDUSTRIAL HOLDINGS. The decrease in economic capital usage for our major industrial holdings was primarily driven by an increase of unrealized gains. Our economic capital usage of € 0.2 billion at year-end 2006 was mainly due to the residual shareholding in DaimlerChrysler AG, while the economic capital usage for our other industrial holdings was comparatively small due to our unrealized gains associated with these holdings.
— OTHER CORPORATE INVESTMENTS. The decrease in the carrying value of other corporate investments was largely due to the transfer of the residual shareholding of 27.99 % in EUROHYPO AG to Commerzbank AG in 2006. This transfer was agreed in 2005 and already reflected in the economic capital usage at year-end 2005. The economic capital usage of € 0.6 billion for our other corporate investments at year-end 2006 was driven by our mutual fund investments and a few other corporate investments.
— ALTERNATIVE ASSETS. Our alternative assets include principal investments, real estate investments (including mezzanine debt) and small investments in hedge funds. Principal investments are composed of direct investments in private equity, mezzanine debt, short-term investments in financial sponsor leveraged buy-out funds, bridge capital to leveraged buy-out funds and private equity led transactions. The alternative assets portfolio is well diversified and continues to be dominated by principal investments and real estate investments. Within our principal investments portfolio, we shifted our focus from longer-term private equity investments to investments that we plan to repackage and redistribute within a short to medium timeframe.

In our total economic capital figures no diversification benefits between these different asset categories are currently taken into account.

MAJOR INDUSTRIAL HOLDINGS

The following table shows the percentage share of capital and the market values of our major industrial holdings which were directly and/or indirectly attributable to us at year-end 2006, and the corresponding holdings at year-end 2005. Our Corporate Investments Group Division currently plans to continue selling most of its publicly listed holdings over the next few years, subject to the legal environment and market conditions.

Major industrial holdings		Share of capital (in %)		Market value (in € m.)	
Name	Country of domicile	Dec 31, 2006	Dec 31, 2005	Dec 31, 2006	Dec 31, 2005
DaimlerChrysler AG	Germany	4.4	4.4	2,103	1,930
Allianz SE	Germany	2.2	2.4	1,494	1,234
Linde AG	Germany	7.8	10.0	983	785
Fiat S.p.A.	Italy	0.8	0.8	144	73
Deutsche Börse	Germany	1.0	–	142	–
Other	N/M	N/M	N/M	108	122
Total				**4,975**	**4,144**

N/M – Not meaningful

LIQUIDITY RISK

Liquidity Risk Management safeguards the ability of the bank to meet all payment obligations when they come due. Our liquidity risk management framework has been an important factor in maintaining adequate liquidity and a healthy funding profile during the year 2006.

LIQUIDITY RISK MANAGEMENT FRAMEWORK

Treasury & Capital Management is responsible for the management of liquidity risk. Our liquidity risk management framework is designed to identify, measure and manage the liquidity risk position. The underlying policies are reviewed and approved on a regular basis by the Risk Executive Committee. The policies define the methodology which is applied to the Group.

Our liquidity risk management approach starts at the intraday level (operational liquidity) managing the daily payment queue, forecasting cash flows and factoring in our access to Central Banks. It then covers tactical liquidity risk management dealing with the access to unsecured funding sources and the liquidity characteristics of our asset inventory (Asset Liquidity). Finally, the strategic perspective comprises the maturity profile of all assets and liabilities (Funding Matrix) on our balance sheet and our Issuance Strategy.

Our cash flow based reporting tool provides daily liquidity risk information to global and regional management.

Our liquidity position is subject to stress testing and scenario analysis to evaluate the impact of sudden stress events. The scenarios are based on historic events, case studies of liquidity crises and models using hypothetical events.

SHORT-TERM LIQUIDITY

Our reporting tool tracks cash flows on a daily basis over an 18-month horizon. This scheme allows management to assess our short-term liquidity position in any location and region and globally on a by-currency, by-product and by-division basis. The system captures all of our cash flows from transactions on our balance sheet, as well as liquidity risks resulting from off-balance sheet transactions. We model products that have no specific contractual maturities using statistical methods to capture the behavior of their cash flows. Liquidity outflow limits (Maximum Cash Outflow Limits), which have been set to limit cumulative global and local cash outflows, are monitored on a daily basis and ensure our access to liquidity.

UNSECURED FUNDING

Unsecured funding is a finite resource. Total unsecured funding represents the amount of external liabilities which we take from the market irrespective of instrument, currency or tenor. Unsecured funding is measured on a regional basis by currency and aggregated to a global utilization report. The Risk Executive Committee sets limits by business division to protect our access to unsecured funding at attractive levels.

ASSET LIQUIDITY

The Asset Liquidity component tracks the volume and booking location within our consolidated inventory of unencumbered, liquid assets which we can use to raise liquidity via secured funding transactions. Securities inventories include a wide variety of different securities. In a first step, we segregate illiquid and liquid securities in each inventory. Subsequently we assign liquidity values to different classes of liquid securities.

The liquidity of these assets is an important element in protecting us against short-term liquidity squeezes. In addition, we continue to keep a portfolio of highly liquid securities in major currencies around the world to supply collateral for cash needs associated with clearing activities in euro, U.S. dollar and other currencies. As a result of various efficiency initiatives in security settlement systems, we were able to reduce this dedicated portfolio by 13 % to € 17.6 billion as of December 31, 2006.

FUNDING DIVERSIFICATION

Diversification of our funding profile in terms of investor types, regions, products and instruments is an important element of our liquidity risk management framework. Our core funding resources, such as retail, small/mid-cap and fiduciary deposits as well as long-term capital markets funding, form the cornerstone of our liability profile. Customer deposits, funds from institutional investors and interbank funding are additional sources of funding. We use interbank deposits primarily to fund liquid assets.

The following chart shows the composition of our external unsecured liabilities that contribute to the liquidity risk position (which excludes, for example, structured arrangements which are self-funding) as of December 31, 2006 and December 31, 2005, both in euro billion and as a percentage of our total external unsecured liabilities.

EXTERNAL UNSECURED LIABILITIES BY PRODUCT

in € bn.


■ December 2006: total € 465 billion
December 2006: total € 462 billion
120
80
40
0
106
96
23%
21%
11
11
2%
2%
81
76
17%
17%
18
21
4%
5%
102
106
22%
23%
14
16
3%
3%
61
61
13%
13%
33
30
7%
6%
39
45
8%
10%
Retail Deposits
Small/ Mid Cap*
Capital Markets
Fiduciary Deposits
Other Non-Bank Deposits
Institutional Clearing Balance
Bank Deposits
Central Bank Deposits
CP-CD**

* Refers to deposits by small and medium-sized German corporates.

** Commercial Paper/Certificates of Deposit with a maturity of one year or less.

FUNDING MATRIX

We have mapped all funding-sensitive assets and all liabilities into time buckets corresponding to their maturities to compile a maturity profile (Funding Matrix). Given that trading assets are typically more liquid than their contractual maturities suggest, we have determined individual liquidity profiles reflecting their relative liquidity value. We have taken assets and liabilities from the retail bank that show a behavior of being renewed or prolonged regardless of capital market conditions (mortgage loans and retail deposits) and assigned them to time buckets reflecting the expected prolongation. Wholesale banking products are included with their contractual maturities.

The Funding Matrix identifies the excess or shortfall of assets over liabilities in each time bucket and thus allows us to identify and manage open liquidity exposures. The Funding Matrix is a key input parameter for our annual capital market issuance plan, which upon approval by the Capital and Risk Committee establishes issuing targets for securities by tenor, volume and instrument.

In 2006, Treasury & Capital Management issued capital market instruments with a total value of approximately € 21 billion.

For information regarding the maturity profile of our long-term debt, please refer to Note [17] of our consolidated financial statements.

STRESS TESTING AND SCENARIO ANALYSIS

We employ stress testing and scenario analysis to evaluate the impact of sudden stress events on our liquidity position. The scenarios are based on historic events (such as the stock market crash of 1987, the U.S. liquidity crunch of 1990 and the terrorist attacks of September 11, 2001), case studies of liquidity crises and models using hypothetical events. The last includes internal scenarios such as operational risk events, a rating downgrade of the Bank by 1 and 3 notches respectively and external scenarios such as a market risk event, Emerging Markets crises and systemic shock. Under each of these scenarios we assume that all maturing loans to customers will need to be rolled over and require funding whereas rollover of liabilities will be partially impaired resulting in a funding gap. We then model the steps we would take to counterbalance the resulting net shortfall in funding needs. Action steps would include selling assets, switching from unsecured to secured funding and adjusting the price we would pay for liabilities (gap closure).

This analysis is fully integrated within the existing liquidity risk management framework. We track contractual cash flows per currency and product over an eight-week horizon (which we consider the most critical time span in a liquidity crisis) and apply the relevant stress case to each product. Asset Liquidity complements the analysis.

Our stress testing analysis provides guidance as to our ability to generate sufficient liquidity under critical conditions and is a valuable input parameter when defining our target liquidity risk position. The analysis is performed monthly. The following table is illustrative for our stress testing results as of December 31, 2006. For each scenario, the table shows what our maximum funding gap would be over an eight-week horizon after occurrence of the triggering event. We analyze whether the risk to our liquidity would be temporary and whether it would improve or worsen over time. We determine how much liquidity we believe we would have been able to generate at the time to close the gap.

Scenario	Funding gap[1] (in € bn.)	Liquidity impact	Gap closure[2] (in € bn.)
Market risk	8.7	Gradually increasing	117.7
Emerging markets	23.7	Gradually increasing	140.1
Systemic shock	31.5	Temporary disruption	84.2
Operational risk	19.3	Temporary disruption	124.9
DB downgrade to A1/P1 (short term) and A1/A+ (long term)	30.2	Gradually increasing	155.0
DB downgrade to A2/P2 (short term) and A3/A- (long term)	108.0	Gradually increasing	155.0

1 Funding gap after assumed partially impaired rollover of liabilities.
2 Maximum liquidity generation based on counterbalancing and asset liquidity opportunities.

With the increasing importance of liquidity management in the financial industry, we consider it important to confer with central banks, supervisors, rating agencies and market participants on liquidity risk-related topics. We participate in a number of working groups regarding liquidity and participate in efforts to create industry-wide standards that are appropriate to evaluate and manage liquidity risk at financial institutions.

In addition to our internal liquidity management systems, the liquidity exposure of German banks is regulated by the German Banking Act and regulations issued by the BaFin. We are in compliance with all applicable liquidity regulations.

CAPITAL MANAGEMENT

Capital is managed by Treasury & Capital Management at Group level and locally in each region. The allocation of financial resources (capital and liquidity) in general and capital in particular favors business portfolios with the highest positive impact on our profitability and shareholder value. As a result, Treasury & Capital Management periodically reallocates available capital among business portfolios.

Treasury & Capital Management implements our capital strategy – which itself is developed by the Capital and Risk Committee and approved by the Management Board – including the issuance and repurchase of shares. We are committed to maintain our sound capitalization. Overall capital demand and supply are constantly monitored and adjusted, if necessary, to meet the need for capital from various perspectives. These include book equity based on U.S. GAAP accounting standards, regulatory capital based on BIS and economic capital. Our target for the BIS Tier I capital ratio is to stay within an 8-9 % target range.

Milestones in capital management in 2006 were the completion of the share buy-back program 2005/06 and the start of the share buy-back program 2006/07. Under the program 2005/06, which was completed in June 2006, 35.8 million shares were repurchased. Based on the authority to buy back up to 10 % of total shares issued, which was granted at the 2006 Annual General Meeting and expires at the end of October 2007, the share buy-back program 2006/07 was launched in June 2006. The program serves equity-based compensation programs and allows us to return excess capital to shareholders. Buy-backs were mainly funded from current earnings. As of December 31, 2006, 9.1 million shares (approximately 1.7 % of our share capital) had been repurchased under the program 2006/07. In total, 28.8 million shares were repurchased in 2006 under our share buy-back programs.

In 2006, we issued € 1.1 billion hybrid Tier I capital. Total outstanding hybrid Tier I capital as of December 31, 2006 amounted to € 4.5 billion.

The allocation and re-allocation of resources such as capital, the determination of our funding plan and other resource issues are framed by the Capital and Risk Committee.

Regional capital plans covering the capital needs of our branches and subsidiaries are prepared on a semi-annual basis and presented to the Group Investment Committee for approval. Most of our subsidiaries are subject to legal and regulatory capital requirements. Local Asset and Liability Committees attend to those needs under the stewardship of regional Treasury & Capital Management teams. Furthermore, they safeguard compliance with requirements such as restrictions on dividends allowable for remittance to Deutsche Bank AG or on the ability of our subsidiaries to make loans or advances to the parent bank. In developing, implementing and testing our capital and liquidity, we take such legal and regulatory requirements into account.

OPERATIONAL RISK

We define operational risk as the potential for incurring losses in relation to employees, contractual specifications and documentation, technology, infrastructure failure and disasters, projects, external influences and customer relationships. This definition includes legal and regulatory risk, but excludes business and reputational risk.

ORGANIZATIONAL SET-UP

Group Operational Risk Management is an independent risk management function within Deutsche Bank. The Global Head of Operational Risk Management is a member of the Risk Executive Committee and reports to the Chief Risk Officer. The Operational Risk Management Committee is a permanent sub-committee of the Risk Executive Committee and is composed of representatives from Group Operational Risk Management, Operational Risk Officers from our Business Divisions and select representatives from our infrastructure functions. The Operational Risk Management Committee is the main decision-making committee for all operational risk management matters and approves our Group standards for identification, measurement, assessment, reporting and monitoring of operational risk.

Group Operational Risk Management is responsible for defining the operational risk framework and related policies while the responsibility for implementing the framework as well as the day-to-day operational risk management lies with our Business Divisions. Based on this business partnership model we ensure close monitoring and high awareness of operational risk. Group Operational Risk Management is structured into regional and functional teams. The regional teams ensure consistent implementation of the overall operational risk framework and facilitate the pro-active management of operational risk across the Group. The functional teams develop and implement the operational risk management toolset and reporting, the Advanced Measurement Approach (AMA) methodology, monitor regulatory requirements, perform value-added analysis and establish loss thresholds.

MANAGING OUR OPERATIONAL RISK

We manage operational risk based on a Group-wide consistent framework that enables us to determine our operational risk profile in comparison to our risk appetite and to define risk mitigating measures and priorities.

We apply a number of techniques to efficiently manage the operational risk in our business, for example:

— We perform bottom-up "self-assessments" resulting in a specific operational risk profile for the business lines highlighting the areas with high risk potential.
— We collect losses arising from operational risk events in our "db-Incident Reporting System" database.
— We capture and monitor key operational risk indicators in our tool "db-Score".
— We capture action points resulting from "self-assessments" or risk indicators in "db-Track". Within "db-Track" we monitor the progress of the operational risk action points on an ongoing basis.

In 2006, we further refined our methodology for calculating economic capital for operational risk as part of our Basel II preparation for the Advanced Measurement Approach (AMA). We use this model for internal economic capital calculation and allocation purposes.

Based on the organizational set-up, the governance and systems in place to identify and manage the operational risk and the support of control functions responsible for specific operational risk types (e.g., Compliance, Corporate Security & Business Continuity Management) we seek to optimize the management of operational risk. Future operational risks – identified through forward-looking analysis – are managed via mitigation strategies such as the development of back-up systems and emergency plans. Where appropriate, we purchase insurance against operational risks.

OVERALL RISK POSITION

The table below shows our overall risk position at year-end 2006 and 2005 as measured by the economic capital calculated for credit, market, business and operational risk; it does not include liquidity risk.

Economic capital usage in € m.	Dec 31, 2006	Dec 31, 2005
Credit risk	7,351	7,125
Market risk:	2,951	3,042
Trading market risk	1,605	1,595
Nontrading market risk	1,346	1,447
Operational risk	3,323	2,270
Diversification benefit across credit, market and operational risk[1]	(2,158)	(563)
Sub-total credit, market and operational risk[1]	11,467	11,874
Business risk	226	411
Total economic capital usage[1]	**11,693**	**12,285**

1 The amounts for December 31, 2005 include the diversification benefit across credit and market risk only.

To determine our overall (nonregulatory) risk position, we generally consider diversification benefits across risk types except for business risk, which we aggregate by simple addition. During 2006, we enhanced our methodology to include operational risk into the calculation of the diversification benefit across risk types.

On December 31, 2006, our economic capital usage totaled € 11.7 billion, which is € 0.6 billion, or 5 %, below the € 12.3 billion economic capital usage as of December 31, 2005.

The € 0.2 billion, or 3 %, increase in credit risk economic capital is a reflection of higher credit risk relating to our trading inventory (where economic capital rose by € 0.6 billion to € 1.5 billion) while the risk increase resulting from volume growth in our other credit exposures was more than offset by improved overall credit quality.

Our economic capital usage for market risk was reduced by 3 % to € 3.0 billion as of December 31, 2006. This reduction was driven by nontrading market risk, which decreased by € 101 million, or 7 %, reflecting the reduced risk of our alternative assets portfolio as well as the reduced risk from major industrial holdings. Trading market risk economic capital remained materially unchanged compared to December 31, 2005, as the impact of larger positions was offset by an increase in the diversification benefit within trading market risk.

The increase in operational risk economic capital is mainly due to methodology enhancements, in particular in improved modeling of the size of operational risk losses (severity). We estimate that the operational risk economic capital would have amounted to € 3.2 billion as of December 31, 2005, had we applied the enhanced severity methodology at that time. Furthermore, in 2006 we included operational risk into the calculation of the diversification benefit across risk types, which increased the cross-risk-type diversification benefit by approximately € 1.6 billion.

The table below shows the economic capital usage of our business segments as of December 31, 2006.

2006	Corporate and Investment Bank			Private Clients and Asset Management			Corporate Invest-ments	Total DB Group[1]
in € m.	Corporate Banking & Securities	Global Trans-action Banking	Total	Asset and Wealth Manage-ment	Private & Business Clients	Total		
Total Economic Capital Usage	8,719	399	9,118	671	1,407	2,078	486	11,693

1 including € 10 million of Consolidation & Adjustments

The allocation of economic capital may change from time to time to reflect refinements in our risk measurement methodology.

Consolidated Statement of Income

in € m., except per share data	[Notes]	2006	2005	2004
Net interest revenues:				
Interest revenues	[23]	55,217	41,708	28,023
Interest expense	[23]	48,298	35,707	22,841
Net interest revenues		**6,919**	**6,001**	**5,182**
Provision for loan losses	[7], [8]	330	374	372
Net interest revenues after provision for loan losses		**6,589**	**5,627**	**4,810**
Noninterest revenues:				
Commissions and fees from fiduciary activities		3,995	3,556	3,211
Commissions, broker's fees, markups on securities underwriting and other securities activities		5,019	4,057	3,711
Fees for other customer services		2,530	2,476	2,584
Trading revenues, net	[30]	8,247	7,429	6,186
Net gains on securities available for sale	[5]	407	1,055	235
Net income from equity method investments	[6]	512	418	388
Other revenues	[6], [13], [30]	709	648	421
Total noninterest revenues		**21,419**	**19,639**	**16,736**
Noninterest expenses:				
Compensation and benefits	[20], [24], [30]	12,649	10,993	10,222
Net occupancy expense of premises		1,020	1,014	1,258
Furniture and equipment		157	169	178
IT costs		1,586	1,539	1,726
Agency and other professional service fees		1,202	895	824
Communication and data services		634	599	599
Other expenses		2,412	3,178	2,291
Goodwill impairment/impairment of intangibles	[12]	31	–	19
Restructuring activities	[28]	192	767	400
Total noninterest expenses		**19,883**	**19,154**	**17,517**
Income before income tax expense and cumulative effect of accounting changes		**8,125**	**6,112**	**4,029**
Income tax expense	[25]	2,186	2,039	1,437
Effect from the reversal of 1999/2000 credits for tax rate changes	[25]	(1)	544	120
Income before cumulative effect of accounting changes, net of tax		**5,940**	**3,529**	**2,472**
Cumulative effect of accounting changes, net of tax	[2]	46	–	–
Net income		**5,986**	**3,529**	**2,472**
Earnings per common share (in €):	[2], [26]			
Basic:				
Income before cumulative effect of accounting changes, net of tax		13.20	7.62	5.02
Cumulative effect of accounting changes, net of tax		0.10	–	–
Net income		**13.31**	**7.62**	**5.02**
Diluted:				
Income before cumulative effect of accounting changes, net of tax		11.46	6.95	4.53
Cumulative effect of accounting changes, net of tax		0.09	–	–
Net income		**11.55**	**6.95**	**4.53**
Cash dividends declared per common share		**2.50**	**1.70**	**1.50**

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statement of Comprehensive Income

in € m.	2006	2005	2004
Net income	**5,986**	**3,529**	**2,472**
Other comprehensive income:			
Reversal of 1999/2000 credits for tax rate changes	(1)	544	120
Unrealized gains (losses) on securities available for sale:			
Unrealized net gains arising during the year, net of tax and other[1]	678	1,742	12
Net reclassification adjustment for realized net (gains) losses, net of applicable tax and other[2]	(397)	(1,004)	(189)
Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax[3]	(53)	(28)	40
Minimum pension liability, net of tax[4]	4	(7)	(1)
Foreign currency translation:			
Unrealized net gains (losses) arising during the year, net of tax[5]	(862)	1,054	(719)
Net reclassification adjustment for realized net (gains) losses, net of tax[6]	14	(1)	–
Total other comprehensive income (loss)[7]	**(617)**	**2,300**	**(737)**
Comprehensive income	**5,369**	**5,829**	**1,735**

1 Amounts are net of income tax expense (benefit) of € (26) million, € 80 million and € 131 million for the years ended December 31, 2006, 2005 and 2004, respectively, and adjustments to insurance policyholder liabilities and deferred acquisition costs of € (1) million, € 16 million and € 19 million for the years ended December 31, 2006, 2005 and 2004, respectively.

2 Amounts are net of applicable income tax expense of € 70 million, € 70 million and € 40 million for the years ended December 31, 2006, 2005 and 2004, respectively, and adjustments to insurance policyholder liabilities and deferred acquisition costs of € 10 million, € 12 million and € 6 million for the years ended December 31, 2006, 2005 and 2004, respectively.

3 Amounts are net of income tax expense (benefit) of € (22) million, € (19) million and € 7 million for the years ended December 31, 2006, 2005 and 2004, respectively.

4 Amounts are net of income tax expense (benefit) of € 2 million, € (5) million and € (1) million for the years ended December 31, 2006, 2005 and 2004, respectively. The amount for 2006 represents the change to arrive at the notional minimum pension liability (net of tax) prior to the adoption of SFAS 158 at December 31, 2006.

5 Amounts are net of an income tax expense (benefit) of € 127 million, € (36) million and € 53 million for the years ended December 31, 2006, 2005 and 2004, respectively.

6 Amounts are net of an income tax expense of € 1 million, less than € 1 million, and € 4 million for the years ended December 31, 2006, 2005 and 2004, respectively.

7 The adjustment to apply initially SFAS 158, net of tax, is not presented in the Consolidated Statement of Comprehensive Income for 2006. It is recorded as a reclassification adjustment in the Consolidated Balance Sheet at December 31, 2006.

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Balance Sheet

in € m. (except nominal value)	[Notes]	Dec 31, 2006	Dec 31, 2005
Assets:			
Cash and due from banks	[21]	7,009	6,571
Interest-earning deposits with banks	[32]	19,470	11,963
Central bank funds sold and securities purchased under resale agreements	[10], [32]	138,763	130,993
Securities borrowed	[10], [32]	108,266	101,125
Trading assets of which € 84 billion was pledged to creditors and can be sold or repledged at December 31, 2006 and December 31, 2005	[4], [10], [32]	516,839	448,393
Securities available for sale of which € 23 million and € 21 million were pledged to creditors and can be sold or repledged at December 31, 2006 and 2005, respectively	[5], [10], [32]	22,054	21,675
Other investments	[6], [32]	5,357	7,382
Loans, net	[7], [8], [10], [31], [32]	168,134	151,355
Premises and equipment, net	[10], [11]	4,149	5,079
Goodwill	[12]	7,144	7,045
Other intangible assets, net	[12]	1,267	1,198
Other assets	[14], [25]	127,778	99,382
Total assets		**1,126,230**	**992,161**
Liabilities:			
Deposits	[15], [32]	408,782	380,787
Trading liabilities	[4], [32]	218,854	194,347
Central bank funds purchased and securities sold under repurchase agreements	[32]	187,129	143,524
Securities loaned	[32]	23,240	24,581
Other short-term borrowings	[16], [19], [32]	19,793	20,549
Other liabilities	[14], [19], [24], [25], [28]	99,672	81,377
Long-term debt	[17], [19], [32]	132,495	113,554
Obligation to purchase common shares	[18]	3,457	3,506
Total liabilities		**1,093,422**	**962,225**
Shareholders' equity:			
Common shares, no par value, nominal value of € 2.56 Issued: 2006, 524.8 million shares; 2005, 554.5 million shares	[20]	1,343	1,420
Additional paid-in capital		14,424	11,672
Retained earnings		25,069	22,628
Common shares in treasury, at cost: 2006, 26.1 million shares; 2005, 49.0 million shares		(2,378)	(3,368)
Equity classified as obligation to purchase common shares	[18]	(3,457)	(3,506)
Share awards		–	2,121
Accumulated other comprehensive income (loss):			
Deferred tax on unrealized net gains on securities available for sale relating to 1999 and 2000 tax rate changes in Germany		(2,165)	(2,164)
Unrealized net gains on securities available for sale, net of applicable tax and other		2,779	2,498
Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax		(44)	9
Adjustment to apply initially SFAS 158, net of tax		(549)	–
Minimum pension liability, net of tax		–	(8)
Foreign currency translation, net of tax		(2,214)	(1,366)
Total accumulated other comprehensive loss		(2,193)	(1,031)
Total shareholders' equity	[20], [22]	**32,808**	**29,936**
Total liabilities and shareholders' equity		**1,126,230**	**992,161**
Commitments and contingent liabilities	[11], [30], [33]		

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statement of Changes in Shareholders' Equity

in € m.	2006	2005	2004
Common shares:			
Balance, beginning of year	1,420	1,392	1,490
Common shares issued under share-based compensation plans	25	28	–
Retirement of common shares	(102)	–	(98)
Balance, end of year	1,343	1,420	1,392
Additional paid-in capital:			
Balance, beginning of year	11,672	11,147	11,147
Reclassification from share awards-common shares issuable	3,456	–	–
Reclassification from share awards-deferred compensation	(1,335)	–	–
Net change in share awards in the reporting period	(109)	–	–
Common shares issued under share-based compensation plans	663	411	–
Tax benefits related to share-based compensation plans	75	110	–
Other	2	4	–
Balance, end of year	14,424	11,672	11,147
Retained earnings:			
Balance, beginning of year, as previously reported	22,628	19,814	20,486
Effects of changes in accounting principles	13	–	–
Balance, beginning of year	22,641	19,814	20,486
Net income	5,986	3,529	2,472
Cash dividends declared and paid	(1,239)	(868)	(828)
Dividend related to equity classified as obligation to purchase common shares	180	117	96
Net gains on treasury shares sold	169	46	66
Retirement of common shares	(2,667)	–	(2,472)
Other	(1)	(10)	(6)
Balance, end of year	25,069	22,628	19,814
Common shares in treasury, at cost:			
Balance, beginning of year	(3,368)	(1,573)	(971)
Purchases of shares	(39,023)	(43,803)	(34,471)
Sale of shares	36,191	41,598	30,798
Retirement of shares	2,769	–	2,570
Treasury shares distributed under share-based compensation plans	1,053	410	501
Balance, end of year	(2,378)	(3,368)	(1,573)
Equity classified as obligation to purchase common shares:			
Balance, beginning of year	(3,506)	(3,058)	(2,310)
Additions	(864)	(814)	(1,241)
Deductions	913	366	493
Balance, end of year	(3,457)	(3,506)	(3,058)
Share awards – common shares issuable:			
Balance, beginning of year	3,456	2,965	2,196
Reclassification to additional paid-in capital	(3,456)	–	–
Deferred share awards granted, net	–	901	1,270
Deferred shares distributed	–	(410)	(501)
Balance, end of year	–	3,456	2,965
Share awards – deferred compensation:			
Balance, beginning of year	(1,335)	(1,452)	(1,242)
Reclassification to additional paid-in capital	1,335	–	–
Deferred share awards granted, net	–	(901)	(1,270)
Amortization of deferred compensation, net	–	1,018	1,060
Balance, end of year	–	(1,335)	(1,452)
Accumulated other comprehensive income (loss):			
Balance, beginning of year	(1,031)	(3,331)	(2,594)
Reversal of 1999/2000 credits for tax rate changes	(1)	544	120
Change in unrealized net gains on securities available for sale, net of applicable tax and other	281	738	(177)
Change in unrealized net gains/losses on derivatives hedging variability of cash flows, net of tax	(53)	(28)	40
Adjustment to apply initially SFAS 158, net of tax[1]	(545)	–	–
Change in minimum pension liability, net of tax[2]	4	(7)	(1)
Foreign currency translation, net of tax	(848)	1,053	(719)
Balance, end of year	(2,193)	(1,031)	(3,331)
Total shareholders' equity, end of year	**32,808**	**29,936**	**25,904**

1 The amount consists of € (549) million related to unrecognized net actuarial losses and net prior service benefits, net of tax, and € 4 million to reverse the notional minimum pension liability, net of tax, upon the initial application of SFAS 158 at December 31, 2006.

2 The amount for 2006 represents the change to arrive at the notional minimum pension liability, net of tax, prior to the adoption of SFAS 158.

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statement of Cash Flows

in € m.	2006	2005	2004
Cash flows from operating activities:			
Net income	**5,986**	**3,529**	**2,472**
Adjustments to reconcile net income to net cash used in operating activities:			
Provision for loan losses	330	374	372
Restructuring activities	30	145	230
Gain on sale of securities available for sale, other investments, loans and other	(953)	(1,494)	(476)
Deferred income taxes, net	84	964	838
Impairment, depreciation and other amortization and accretion	1,557	1,474	1,776
Cumulative effect of accounting changes, net of tax	(46)	–	–
Share of net income from equity method investments	(348)	(333)	(282)
Net change in:			
Trading assets	(67,689)	(75,606)	(42,461)
Other assets	(32,895)	(26,908)	(15,566)
Trading liabilities	26,859	24,740	16,380
Other liabilities	15,748	10,699	7,538
Other, net	359	(1,544)	1,082
Net cash used in operating activities	**(50,978)**	**(63,960)**	**(28,097)**
Cash flows from investing activities:			
Net change in:			
Interest-earning deposits with banks	(7,146)	5,885	(4,573)
Central bank funds sold and securities purchased under resale agreements	(7,554)	(7,072)	(11,679)
Securities borrowed	(7,141)	(35,495)	7,166
Loans	(9,556)	(14,062)	8,853
Proceeds from:			
Sale of securities available for sale	10,131	11,673	21,145
Maturities of securities available for sale	5,349	2,815	3,560
Sale of other investments	5,593	1,868	2,081
Sale of loans	4,762	4,596	2,294
Sale of premises and equipment	426	274	451
Purchase of:			
Securities available for sale	(17,046)	(13,981)	(25,201)
Other investments	(3,184)	(1,602)	(1,200)
Loans	(6,888)	(4,147)	(2,726)
Premises and equipment	(970)	(701)	(792)
Net cash received (paid) for business combinations/divestitures	(1,944)	211	(223)
Other, net	161	99	116
Net cash used in investing activities	**(35,007)**	**(49,639)**	**(728)**
Cash flows from financing activities:			
Net change in:			
Deposits	26,528	60,040	21,493
Securities loaned and central bank funds purchased and securities sold under repurchase agreements	42,263	49,932	923
Other short-term borrowings	(756)	452	3,399
Issuances of long-term debt	64,603	44,574	34,463
Repayments and extinguishments of long-term debt	(42,944)	(39,817)	(25,773)
Common shares issued under employee benefit plans	680	439	–
Purchases of treasury shares	(39,023)	(43,803)	(34,471)
Sale of treasury shares	36,380	41,640	30,850
Cash dividends paid	(1,239)	(868)	(828)
Other, net	320	(485)	12
Net cash provided by financing activities	**86,812**	**112,104**	**30,068**
Net effect of exchange rate changes on cash and due from banks	(389)	487	(300)
Net increase (decrease) in cash and due from banks	438	(1,008)	943
Cash and due from banks, beginning of the year	6,571	7,579	6,636
Cash and due from banks, end of the year	7,009	6,571	7,579
Interest paid	46,853	35,246	22,411
Income taxes paid, net	3,374	962	199

The accompanying notes are an integral part of the Consolidated Financial Statements.

Notes to the Consolidated Financial Statements

Notes to the Consolidated Financial Statements

[1] SIGNIFICANT ACCOUNTING POLICIES

Deutsche Bank Aktiengesellschaft ("Deutsche Bank" or the "Parent") is a stock corporation organized under the laws of the Federal Republic of Germany. Deutsche Bank together with all entities in which Deutsche Bank has a controlling financial interest (the "Group") is a global provider of a full range of corporate and investment banking, private clients and asset management products and services. For a discussion of the Group's business segment information, see Note [27].

The accompanying consolidated financial statements are stated in euros and have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions regarding the fair valuation of certain financial assets and liabilities, the allowance for loan losses, the impairment of assets other than loans, the valuation allowance for deferred tax assets, legal, regulatory and tax contingencies, as well as other matters. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from management's estimates.

The Group assessed errors identified during the course of 2006 that had prior year effect under the requirements of SAB 108 and concluded that no adjustment was required to opening retained earnings. The Group has made a number of minor adjustments, with immaterial effect, to prior year footnote disclosures and a reclassification within the Consolidated Statement of Cash Flows. The principal adjustments were related to an understatement of liquidity facilities for variable interest entities and revisions to previously reported figures for asset securitizations. The adjustments and reclassification had no effect on the previously reported Consolidated Statement of Income or Consolidated Balance Sheet.

The following is a description of the significant accounting policies of the Group.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include Deutsche Bank together with all entities in which Deutsche Bank has a controlling financial interest. The Group consolidates entities in which it has a majority voting interest when the entity is controlled through substantive voting equity interests and the equity investors bear the residual economic risks of the entity. The Group also consolidates those entities that do not meet these criteria when the Group absorbs a majority of the entity's expected losses, or if no party absorbs a majority of the expected losses, when the Group receives a majority of the entity's expected residual returns.

Notwithstanding the above, certain securitization vehicles (commonly known as qualifying special purpose entities) are not consolidated if they are distinct from and not controlled by the entities that transferred the assets into the vehicle, and their activities are legally prescribed, significantly limited from inception, and meet certain restrictions regarding the assets they can hold and the circumstances in which those assets can be sold.

For consolidated guaranteed value mutual funds, in which the Group has only minor equity interests, the obligation to pass the net revenues of these funds to the investors is reported in other liabilities, with a corresponding charge to other revenues.

All material intercompany transactions and balances have been eliminated. Issuances of a subsidiary's stock to third parties are treated as capital transactions.

REVENUE RECOGNITION

Revenue is recognized when it is realized or realizable, and earned. This concept is applied to the key revenue generating activities of the Group as follows:

NET INTEREST REVENUES – Interest from interest-bearing assets and liabilities is recognized on an accrual basis over the life of the asset or liability based on the constant effective yield reflected in the terms of the contract and any related net deferred fees, premiums, discounts or debt issuance costs. See the "Loans" section of this footnote for more specific information regarding interest from loans.

VALUATION OF ASSETS AND LIABILITIES – The carrying value of certain assets and liabilities are required to be adjusted at the end of each reporting period and the offset to the change in the carrying amount is recognized as revenue. These include trading assets and liabilities, certain derivatives held for nontrading purposes carried at fair value, investments held by designated investment companies that are consolidated, loans held for sale accounted for at the lower of cost or market, and investments accounted for under the equity method which are adjusted for the pro rata share of the investee's net income or loss. In addition, certain assets are revalued to recognize impairment losses within revenues when certain criteria are met. See the discussions in the "Trading Assets and Liabilities, and Securities Available for Sale", "Derivatives", "Other Investments", "Allowances for Credit Losses", "Loans Held for Sale", and "Impairment" sections of this footnote for more detailed explanations of the valuation methods used and the methods for determining impairment losses for the various types of assets involved.

FEES AND COMMISSIONS – Revenue from the various services the Group performs are recognized when the following criteria are met: persuasive evidence of an arrangement exists, the services have been rendered, the fee or commission is fixed or determinable, and collectibility is reasonably assured. Incentive fee revenues from investment advisory services are recognized at the end of the contract period when the incentive contingencies have been resolved.

SALES OF ASSETS – Gains and losses from sales of assets result primarily from sales of financial assets in monetary exchanges, which include sales of trading assets, securities available for sale, other investments, and loans. In addition, the Group records revenue from sales of nonfinancial assets such as real estate, subsidiaries and other assets.

To the extent assets are exchanged for beneficial or ownership interests in those same assets, the exchange is not considered a sale and no gain or loss is recorded. Otherwise, gains and losses on exchanges of financial assets that are held at fair value, and gains on financial assets not held at fair value, are recorded when the Group has surrendered control of those financial assets. Gains on exchanges of nonfinancial assets are recorded once the sale has been closed or consummated, except when the Group maintains certain types of continuing involvement with the asset sold, in which case the gains are deferred. Losses from pending sales of nonfinancial assets and financial assets not held at fair value are recognized once the asset is deemed held for sale.

Gains and losses from monetary exchanges are calculated as the difference between the book value of the assets given up and the fair value of the proceeds received and liabilities incurred. Gains or losses from nonmonetary exchanges are calculated as the difference between the book value of the assets given up and the fair value of the assets given up and liabilities incurred as part of the transaction, except that the fair value of the assets received is used if it is more readily determinable.

MULTIPLE-DELIVERABLE ARRANGEMENTS – In circumstances where the Group contracts to provide multiple products, services or rights to a counterparty, an evaluation is made as to whether separate revenue recognition events have occurred. This evaluation considers the stand-alone value of items already delivered, the verifiability of the fair value of items not yet delivered and, if there is a right of return on delivered items, the probability of delivery of remaining undelivered items.

Structured transactions executed by the Group are subjected to this evaluation on a transaction by transaction basis. If the criteria above are met for a specified structured transaction then it is a multiple-deliverable arrangement.

If it is determined that separation is appropriate, the consideration received is allocated based on the relative fair value of each item, unless there is no objective and reliable evidence of the fair value of the delivered item or an individual item is required to be recognized at fair value according to other U.S. GAAP requirements, in which case the residual method is used.

FOREIGN CURRENCY TRANSLATION

Assets and liabilities denominated in currencies other than an entity's functional currency are translated into its functional currency using the period-end exchange rates, and the resulting transaction gains and losses are reported in trading revenues. Foreign currency revenues, expenses, gains, and losses are recorded at the exchange rate at the dates recognized.

Gains and losses resulting from translating the financial statements of net investments in foreign operations into the reporting currency of the parent entity are reported, net of any hedge and tax effects, in accumulated other comprehensive income within shareholders' equity. Revenues, expenses, gains and losses are translated at the exchange rates at the dates on which those elements are recognized, either individually or by using an appropriately weighted average exchange rate for the period. Assets and liabilities are translated at the period end rate.

REVERSE REPURCHASE AND REPURCHASE AGREEMENTS

Securities purchased under resale agreements ("reverse repurchase agreements") and securities sold under agreements to repurchase ("repurchase agreements") are treated as collateralized financings and are carried at the amount of cash disbursed and received, respectively. The party disbursing the cash takes possession of the securities serving as collateral for the financing and having a market value equal to or in excess of the principal amount loaned. Securities purchased under resale agreements consist primarily of OECD country sovereign bonds or sovereign guaranteed bonds. Securities owned and pledged as collateral under repurchase agreements in which the counterparty has the right by contract or custom to sell or repledge the collateral are disclosed on the Consolidated Balance Sheet.

The Group monitors the fair value of the securities received or delivered. For securities purchased under resale agreements, the Group requests additional securities or the return of a portion of the cash disbursed when appropriate in response to a decline in the market value of the securities received. Similarly, the return of excess securities or additional cash is requested when appropriate in response to an increase in the market value of securities sold under repurchase agreements. The Group offsets reverse repurchase and repurchase agreements with the same counterparty under master netting agreements when they have the same maturity date and meet certain other criteria regarding settlement and transfer mechanisms. Interest earned on reverse repurchase agreements and interest incurred on repurchase agreements are reported as interest revenues and interest expense, respectively.

SECURITIES BORROWED AND SECURITIES LOANED

Securities borrowed and securities loaned are recorded at the amount of cash advanced or received, respectively. Securities borrowed transactions generally require the Group to deposit cash with the securities lender. In a securities loaned transaction, the Group generally receives either cash or securities collateral, in an amount equal to or in excess of the market value of securities loaned. When the Group acts in a principal capacity, if the securities received may be sold or repledged, they are accounted for as trading assets and a corresponding liability to return the security is recorded. The Group monitors the fair value of securities borrowed and securities loaned and additional collateral is obtained, if necessary. Fees received or paid are reported in interest revenues and interest expense, respectively. Securities owned and pledged as collateral under securities lending agreements in which the counterparty has the right by contract or custom to sell or repledge the collateral are disclosed on the Consolidated Balance Sheet.

TRADING ASSETS AND LIABILITIES, AND SECURITIES AVAILABLE FOR SALE

The Group designates debt and marketable equity securities as either held for trading purposes or available for sale at the date of acquisition. Loans that are bought for the purpose of selling in the near term to generate a profit from short term fluctuations in price or dealer's margin are classified as trading assets. The fair value method is elected for all life settlement contracts and they are classified as trading assets.

Trading assets and trading liabilities are carried at their fair values and related realized and unrealized gains and losses are included in trading revenues.

Securities available for sale are carried at fair value with the changes in fair value reported in accumulated other comprehensive income within shareholders' equity unless the security is subject to a fair value hedge, in which case changes in fair value resulting from the risk being hedged are recorded in other revenues. The amounts reported in other comprehensive income are net of deferred income taxes and deferred acquisition costs.

Declines in fair value of securities available for sale below their amortized cost that are deemed to be other than temporary and realized gains and losses are reported in the Consolidated Statement of Income in net gains on securities available for sale. The amortization of premiums and accretion of discounts are recorded in net interest revenues. Generally, the weighted-average cost method is used to determine the cost of securities sold.

Fair value is defined as the price at which an asset or liability could be exchanged in a current transaction between knowledgeable, willing parties, other than in a forced or liquidation sale. Where available, fair value is based on observable market prices or parameters or derived from such prices or parameters. Where observable prices or inputs are not available, valuation techniques appropriate for the particular instrument are applied. These valuation techniques involve some level of management estimation and judgment, the degree of which will depend on the price transparency for the instrument or market and the instrument's complexity.

DERIVATIVES

All freestanding contracts that are considered derivatives for accounting purposes are carried at fair value in the balance sheet regardless of whether they are held for trading or nontrading purposes. Derivative features embedded in other contracts that meet certain criteria are also measured at fair value. In active markets, fair value is based on observable market prices or parameters, or derived from such prices or parameters. Where observable prices or inputs are not available, valuation techniques are applied. Valuation techniques include the use of valuation models which are dependent on parameters including, but not limited to, current market prices of the underlying instruments, time value, yield curve, volatility and correlation factors underlying the positions. The valuation process to determine fair value also includes making adjustments to the valuation model outputs to consider factors such as close out costs, liquidity and counterparty credit risk. Derivative assets and liabilities arising from contracts with the same counterparty that are covered by qualifying and legally enforceable master netting agreements are reported on a net basis.

The Group enters into various contracts for trading purposes, including swaps, futures contracts, forward commitments, options and other similar types of contracts and commitments based on interest and foreign exchange rates, equity and commodity prices, and credit risk. These derivatives are carried at their fair values as either trading assets or trading liabilities, and related gains and losses are included in trading revenues. The Group also makes commitments to originate mortgage loans that will be held for sale, which are accounted for as trading derivatives. Market value guarantees provided on specific mutual fund products offered by the Group are also accounted for as trading derivatives.

At the inception of a derivative transaction, trading profit or loss is recognized if the fair value of the derivative is obtained from a quoted market price, supported by comparison to observable prices of other current market transactions or supported by other market data used in the valuation technique. When the fair value of a derivative is not based upon observable data, the Group defers any trade date profit or loss. The Group recognizes the deferred amount using a rational and systematic method over the period between trade date and the date when the market is expected to become observable, or over the life of the trade (whichever is shorter). The Group uses such a methodology because it reflects the changing economic and risk profiles of the instruments as the market develops or as the instruments themselves progress to maturity. Any remaining deferred profit or loss is recognized through the profit and loss account when the transaction becomes observable and/or the Group enters into a derivative transaction that substantially eliminates the derivative's risk.

The Group's balance of deferred trade-date profit amounted to €463 million and €464 million at December 31, 2006 and 2005, respectively.

Derivative features embedded in other nontrading contracts are measured separately at fair value when they are not clearly and closely related to the host contract and meet the definition of a derivative. Changes in the fair value of such an embedded derivative are reported in trading revenues. The carrying amount is reported on the Consolidated Balance Sheet with the host contract.

Certain derivatives entered into for nontrading purposes, which do not qualify for hedge accounting, that are otherwise effective in offsetting the effect of transactions on noninterest revenues and expenses are recorded in other assets or other liabilities with both realized and unrealized changes in fair value recorded in the same noninterest revenues and expense captions affected by the transaction being offset. The changes in fair value of all other derivatives not qualifying for hedge accounting are recorded in trading revenues.

HEDGE ACCOUNTING – Where derivatives are held for risk management purposes and the transactions meet specific criteria, the Group applies hedge accounting. For accounting purposes there are three possible types of hedges, each of which is accounted for differently: (1) hedges of the changes in fair value of assets, liabilities or firm commitments (fair value hedges); (2) hedges of the variability of future cash flows from forecasted transactions and floating rate assets and liabilities (cash flow hedges); and (3) hedges of the translation adjustments resulting from translating the financial statements of net investments in foreign operations into the reporting currency of the parent.

When hedge accounting is applied, the Group documents the relationship between the hedging instrument and hedged item as well as its risk management objectives and its strategy for undertaking the hedging transactions. This documentation includes an assessment of how, at hedge inception and on an ongoing basis, the hedge is expected to be highly effective in offsetting changes in fair value, variability of cash flows, or the translation effects of net investments in foreign operations (as appropriate). Hedge effectiveness is assessed at inception and throughout the term of each hedging relationship. The Group's policy is not to assume hedge effectiveness, even when the terms of the derivative and hedged item are matched.

Hedging derivatives are reported as other assets and other liabilities. In the event that any derivative is subsequently dedesignated as a hedging derivative, it is transferred to trading assets and liabilities and marked to market with changes in fair value recognized in trading revenues.

For hedges of changes in fair value, the changes in the fair value of the hedged asset or liability due to the risk being hedged are recognized in earnings along with changes in the entire fair value of the derivative. When hedging interest rate risk, for both the derivative and the hedged item any interest accrued or paid is reported in interest revenue or expense and the unrealized gains and losses from the fair value adjustments are reported in other revenues. When hedging the foreign exchange risk in an available-for-sale security, the fair value adjustments related to the foreign exchange exposures are also recorded in other revenues. Hedge ineffectiveness is reported in other revenues and is measured as the net effect of the fair value adjustments made to the derivative and the hedged item arising from changes in the market rate or price related to the risk being hedged.

If a fair value hedge of a debt instrument is canceled because the derivative is terminated or dedesignated, any remaining interest rate-related fair value adjustment made to the carrying amount of the debt instrument is amortized to interest revenue or expense over its remaining life. For other types of fair value adjustments and whenever a hedged asset or liability is sold or terminated, any basis adjustments are included in the calculation of the gain or loss on sale or termination.

For hedges of the variability of cash flows, there is no change to the accounting for the hedged item and the derivative is carried at fair value with changes in value reported initially in other comprehensive income to the extent the hedge is effective. These amounts initially recorded in other comprehensive income are subsequently reclassified into earnings in the same periods during which the forecasted transaction affects earnings. Thus, for hedges of interest rate risk the amounts are amortized into interest revenues or expense along with the interest accruals on the hedged transaction. When hedging the foreign exchange risk in an available-for-sale security, the amounts resulting from foreign exchange risk are included in the calculation of the gain or loss on sale once the hedged security is sold. Hedge ineffectiveness is recorded in other revenues and is usually measured as the difference between the changes in fair value of the actual hedging derivative and a hypothetically perfect hedge.

When hedges of the variability of cash flows due to interest rate risk are canceled, amounts remaining in accumulated other comprehensive income are amortized to interest revenues or expense over remaining life of the original contract. For cancellations of other types of hedges of the variability of cash flows, the related amounts accumulated in other comprehensive income are reclassified into earnings either in the same income statement caption and period as the forecasted transaction, or in other revenues when it is no longer probable that the forecasted transaction will occur.

For hedges of the translation adjustments resulting from translating the financial statements of net investments in foreign operations into the reporting currency of the parent, the portion of the change in fair value of the derivative due to changes in the spot foreign exchange rate is recorded as a foreign currency translation adjustment in other comprehensive income to the extent the hedge is effective; and the remainder is recorded as other revenues.

OTHER INVESTMENTS

Other investments include investments accounted for under the equity method, holdings of designated consolidated investment companies, and other nonmarketable equity interests and investments in venture capital companies.

The equity method of accounting is applied to investments when the Group does not have a controlling financial interest, but has the ability to influence significantly the operating and financial policies of the investee. Generally, this is when the Group has an investment between 20 % and 50 % of the voting stock or in-substance common stock of a corporation or 3 % or more of limited partnership or limited liability corporation interests. Other factors that are considered in determining whether the Group has significant influence include representation on the board of directors (supervisory board in the case of German stock corporations) and material intercompany transactions. The existence of these factors could require the application of the equity method of accounting for a particular investment even though the investment is less than 20 % of the voting stock.

Under equity method accounting, the pro-rata share of the investee's net income or loss, on a U.S. GAAP basis, as well as disposition gains and losses and charges for other-than-temporary impairments, are included in net income from equity method investments. Equity method losses in excess of the Group's carrying amount of the investment in the enterprise are charged against other assets held by the Group related to the investee. If those other assets are written down to zero, a determination is made whether to report additional losses based on the Group's obligation to fund such losses. The difference between the Group's cost and its proportional underlying equity in net assets of the investee at the date of investment ("equity method goodwill") is subject to impairment reviews in conjunction with the reviews of the overall investment.

Investments held by designated investment companies that are consolidated are included in other investments, as they are primarily nonmarketable equity securities, and are carried at fair value with changes in fair value recorded in other revenues.

Other nonmarketable equity investments and investments in venture capital companies, in which the Group does not have a controlling financial interest or significant influence, are included in other investments and carried at historical cost, net of declines in fair value below cost that are deemed to be other than temporary. Gains and losses upon sale or impairment are included in other revenues.

LOANS

Loans are presented on the balance sheet at their outstanding principal balances net of charge-offs, unamortized premiums or discounts, net deferred fees or costs on originated loans and the allowance for loan losses. Interest revenues are accrued on the unpaid principal balance. Net deferred fees or costs and premiums or discounts are recorded as an adjustment of the yield (interest revenues) over the contractual lives of the related loans. Loan commitment fees related to those commitments that are not accounted for as derivatives are recognized in fees for other customer services over the life of the commitment. Loan commitments that are accounted for as derivatives are carried at fair value.

Loans are placed on nonaccrual status if either the loan has been in default as to payment of principal or interest for 90 days or more and the loan is neither well-secured nor in the process of collection; or the loan is not yet 90 days past due, but in the judgment of management the accrual of interest should be ceased before 90 days because it is probable that all contractual payments of interest and principal will not be collected. When a loan is placed on nonaccrual status, any accrued but unpaid interest previously recorded is reversed against current period interest revenues. Cash receipts of interest on nonaccrual loans are recorded as either interest revenues or a reduction of principal according to management's judgment as to the collectibility of principal. Accrual of interest is resumed only once the loan is current as to all contractual payments due and the loan is not impaired.

LEASING TRANSACTIONS

Lease financing transactions, which include direct financing and leveraged leases, in which a Group entity is the lessor are classified as loans. Unearned income is amortized to interest revenues over the lease term using the interest method. Capital leases in which a Group entity is the lessee are capitalized as assets and reported in premises and equipment.

ALLOWANCES FOR CREDIT LOSSES

The allowances for credit losses represent management's estimate of probable losses that have occurred in the loan portfolio and off-balance sheet positions which comprises contingent liabilities and lending-related commitments as of the date of the consolidated financial statements. The allowance for loan losses is reported as a reduction of loans and the allowance for off-balance sheet positions is reported in other liabilities.

To allow management to determine the appropriate level of the allowance for loan losses, all significant counterparty relationships are reviewed periodically, as are loans under special supervision, such as impaired loans. Smaller-balance standardized homogeneous loans are collectively evaluated for impairment. This review encompasses current information and events related to the counterparty, such as past due status and collateral recovery values, as well as industry, geographic, economic, political, and other environmental factors. This process results in an allowance for loan losses which consists of a specific loss component and an inherent loss component.

The specific loss component represents the allowance for impaired loans. Impaired loans represent loans for which, based on current information and events, management believes it is probable that the Group will not be able to collect all principal and interest amounts due in accordance with the contractual terms of the loan agreement. The specific loss component of the allowance is measured by the excess of the recorded investment in the loan, including accrued interest, over either the present value of expected future cash flows, including cash flows that may result from foreclosure less costs for obtaining and selling the collateral, or the market price of the loan. Impaired loans are generally placed on nonaccrual status.

The inherent loss component is principally for all other loans not deemed to be impaired, but that, on a portfolio basis, are believed to have some inherent loss which is probable of having occurred and is reasonably estimable. The inherent loss component consists of a country risk allowance for transfer and currency convertibility risks for loan exposures in countries where there are serious doubts about the ability of counterparties to comply with the repayment terms due to the economic or political situation prevailing in the respective country of domicile; a smaller-balance standardized homogeneous loan loss allowance for loans to individuals and small business customers of the private and retail business, and an other inherent loss allowance. The remaining component of the inherent loss allowance represents an estimate of losses inherent in the portfolio that have not yet been individually identified and reflects the imprecisions and uncertainties in estimating the loan loss allowance. This estimate of inherent losses excludes those exposures that have already been considered when establishing the allowance for smaller-balance standardized homogeneous loans.

Amounts determined to be uncollectible are charged to the allowance. Subsequent recoveries, if any, are credited to the allowance. The provision for loan losses, which is charged to income, is the amount necessary to adjust the allowance to the level determined through the process described above.

The allowance for off-balance sheet positions, which is established through charges to other expenses, is determined using the same measurement techniques as the allowance for loan losses.

LOANS HELD FOR SALE

Loans for which the Group has the intent to sell, either at origination or acquisition, or subsequent to origination or acquisition, are classified as loans held for sale. Loans classified as held for sale are generally managed by businesses that have the specific mandate to sell or securitize loans. These businesses are distinct from the Group's lending activities and their mandate indicates a marketing strategy or a plan of sale.

Loans held for sale are accounted for at the lower of cost or market on an individual basis and are reported as other assets. Origination fees and direct costs are deferred until the related loans are sold and are included in the determination of the gains or losses upon sale, which are reported in other revenues. Valuation adjustments related to loans held for sale are reported in other assets and other revenues, and are not included in the allowance for loan losses or the provision for loan losses.

ASSET SECURITIZATIONS

When the Group transfers financial assets to securitization vehicles, it may retain one or more subordinated tranches, cash reserve accounts, or in some cases, servicing rights or interest-only strips, all of which are retained interests in the securitized assets. The amount of the gain or loss on transfers accounted for as sales depends in part on the previous carrying amounts of the financial assets involved in the transfer, allocated between the assets sold and the retained interests based on their relative fair values at the date of transfer. Retained interests other than servicing rights are classified as trading assets, securities available for sale or other assets depending on the nature of the retained interest and management intent. Servicing rights are classified in intangible assets, carried at the lower of the allocated basis or current fair value and amortized in proportion to and over the period of net servicing revenue.

To obtain fair values, quoted market prices are used if available. However, for securities representing retained interests from securitizations of financial assets, quotes are often not available, so the Group generally estimates fair value based on the present value of future expected cash flows using management's best estimates of the key assumptions (loan losses, prepayment speeds, forward yield curves, and discount rates) commensurate with the risks involved. Interest revenues on retained interests are recognized using the effective yield method, with changes in expected cash flows reflected in the yield on a prospective basis.

Cash flows related to securitizations are included in operating activities in the Consolidated Statement of Cash Flows.

PREMISES AND EQUIPMENT

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is generally computed using the straight-line method over the estimated useful lives of the assets. The range of estimated useful lives is 25 to 50 years for premises and 3 to 10 years for furniture and equipment. Leasehold improvements are depreciated on a straight-line basis over the shorter of the term of the lease or the estimated useful life of the improvement, which generally ranges from 3 to 15 years. Depreciation of premises is included in net occupancy expense of premises, while depreciation of equipment is included in furniture and equipment expense and IT costs, as applicable. Maintenance and repairs are charged to expense and improvements are capitalized. Gains and losses on dispositions are reflected in other revenues.

Leased properties meeting certain criteria are capitalized as assets in premises and equipment and depreciated over the terms of the leases. For properties subject to operating leases, rental expense and rental income, including escalating rent payments, are recognized on a straight-line basis over the lease term, which commences when the lessee controls the physical use of the property. Lease incentives are treated as a reduction of rental expense and are also recognized over the lease term on a straight-line basis.

Eligible costs related to software developed or obtained for internal use are capitalized and depreciated using the straight-line method over a period of 3 to 5 years. Eligible costs include external direct costs for materials and services, as well as payroll and payroll-related costs for employees directly associated with an internal-use software project. Overhead, as well as costs incurred during planning or after the software are ready for use, is expensed as incurred.

GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill, which represents the excess of the cost of an acquired entity over the fair value of net assets acquired at the date of acquisition, is tested for impairment annually, or more frequently if events or changes in circumstances, such as an adverse change in business climate, indicate that the goodwill may be impaired. Mortgage and other loan servicing rights are carried at the lower of cost or current fair value and amortized in proportion to and over the estimated period of net servicing revenue. Other intangible assets that have a finite useful life are amortized over a period of 3 to 15 years; other intangible assets that have an indefinite useful life, primarily investment management agreements related to retail mutual funds, are not amortized. These assets are tested for impairment and their useful lives are reaffirmed at least annually.

OBLIGATION TO PURCHASE COMMON SHARES

Forward purchases of equity shares of a consolidated Group company are reported as obligation to purchase common shares if the number of shares is fixed and physical settlement is required. At inception the obligation is recorded at the fair value of the shares, which is equal to the present value of the settlement amount of the forward. For forward purchases of Deutsche Bank shares, a corresponding charge is made to shareholders' equity and reported as equity classified as obligation to purchase common shares. For forward purchases of minority interest shares, a corresponding reduction to other liabilities is made.

The liability is accounted for on an accrual basis if the purchase price for the shares is fixed, and interest costs on the liability are reported as interest expense. Deutsche Bank common shares subject to such contracts are not considered to be outstanding for purposes of earnings per share calculations. Upon settlement of such forward purchases the liability is extinguished whereas the charge to equity remains but is reclassified to common shares in treasury.

IMPAIRMENT

Securities available for sale, equity method and direct investments (including investments in venture capital companies and nonmarketable equity securities), and unguaranteed lease residuals are subject to impairment reviews. An impairment charge is recorded if a decline in fair value below the asset's amortized cost or carrying value, depending on the nature of the asset, is deemed to be other than temporary.

Other intangible assets with finite useful lives and premises and equipment are also subject to impairment reviews if a change in circumstances indicates that the carrying amount of an asset may not be recoverable. If estimated undiscounted cash flows relating to an asset held and used are less than its carrying amount, an impairment charge is recorded to the extent the fair value of the asset is less than its carrying amount. For an asset to be disposed of by sale, a loss is recorded based on the lower of the asset's carrying value or fair value less cost to sell. An asset to be disposed of other than by sale is considered held and used and accounted for as such until it is disposed of.

Goodwill and other intangible assets which are not amortized are tested for impairment at least annually and an impairment charge is recorded to the extent the fair market value of the asset is less than its carrying amount.

EXPENSE RECOGNITION

Direct and incremental costs related to underwriting and origination of loans are deferred and recognized together with the related revenue. Loan origination costs are netted against loan origination fees and are amortized to interest revenue over the contractual life of the related loans. Other operating costs, including advertising costs and legal costs, are recognized as incurred.

INCOME TAXES

The Group recognizes the current and deferred tax consequences of all transactions that have been recognized in the consolidated financial statements using the provisions of the appropriate jurisdictions' tax laws. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, net operating loss carryforwards and tax credits. The amount of deferred tax assets is reduced by a valuation allowance, if necessary, to the amount that, based on available evidence, management believes will more likely than not be realized.

Deferred tax liabilities and assets are adjusted for the effect of changes in tax laws and rates in the period that includes the enactment date.

SHARE-BASED PAYMENT

Effective as of January 1, 2006, the Group revised the fair value method adopted as of January 1, 2003 as a result of a new accounting pronouncement. The revised method is applicable to new awards and to awards modified, repurchased, or cancelled on or after January 1, 2006.

Under the revised method, cash-settled share-based payments are measured at fair value at each reporting date and compensation expense is based on an estimated number of share-based payment awards expected to vest, with consideration of expected, not actual, forfeitures. The timing of expense recognition relating to grants which, due to early retirement provisions, include a nominal but nonsubstantive service period, are accelerated by shortening the amortization period of the expense from the grant date to the date when the employee meets the eligibility criteria for the award, and not the vesting date. For awards that are delivered in tranches, each tranche is considered a separate award and amortized separately. The fair values of stock option awards are estimated using a Black-Scholes option pricing model. For share awards, the fair value is the quoted market price of the share reduced by the present value of the expected dividends that will not be received by the employee and adjusted for the effect, if any, of restrictions beyond the vesting date. Prior to January 1, 2003, the Group accounted for its share awards under the intrinsic-value-based method of accounting. Under this method, compensation expense is the excess, if any, of the quoted market price of the shares at grant date or other measurement date over the amount an employee must pay, if any, to acquire the shares.

The following table illustrates what the effect on net income and earnings per common share would have been if the Group had applied the fair value method to all share-based awards. From January 1, 2006, all share-based awards were measured at fair value and therefore 2006 figures are not presented below.

in € m.	2005	2004
Net income, as reported	3,529	2,472
Add: Share-based compensation expense included in reported net income, net of related tax effects	595	696
Deduct: Share-based compensation expense determined under fair value method for all awards, net of related tax effects	(589)	(698)
Pro forma net income	**3,535**	**2,470**
Earnings per share:		
Basic – as reported	€ 7.62	€ 5.02
Basic – pro forma	€ 7.63	€ 5.02
Diluted – as reported	€ 6.95	€ 4.53
Diluted – pro forma	€ 6.96	€ 4.53

Share-based payment awards accounted for as equity instruments are reflected in shareholders' equity (additional paid-in capital) when services from employees in exchange for the awards are rendered and expensed. Compensation expense is recorded on a straight-line basis over the period in which employees perform services to which the awards relate or over the period of the tranche for those awards delivered in tranches. Estimates of expected forfeitures are periodically adjusted in the event of actual forfeitures or for changes in expectations. Compensation expense for share-based awards payable in cash is remeasured based on the underlying share price changes and the related obligations are included in other liabilities until paid.

See Note [20] for additional information on specific award provisions.

COMPREHENSIVE INCOME

Comprehensive income is defined as the change in equity of an entity excluding transactions with shareholders such as the issuance of common or preferred shares, payment of dividends and purchase of treasury shares. Comprehensive income has two major components: net income, as reported in the Consolidated Statement of Income, and other comprehensive income as reported in the Consolidated Statement of Comprehensive Income. Other comprehensive income includes such items as unrealized gains and losses from translating net investments in foreign operations net of related hedge effects, unrealized gains and losses from changes in fair value of securities available for sale, net of deferred income taxes and the related adjustments to insurance policyholder liabilities and deferred acquisition costs, minimum pension liability, and the effective portions of realized and unrealized gains and losses from derivatives used as cash flow hedges, less amounts reclassified to earnings in combination with the hedged items. Comprehensive income does not include changes in the fair value of nonmarketable equity securities, traditional credit products and other assets generally carried at cost.

STATEMENT OF CASH FLOWS

For purposes of the Consolidated Statement of Cash Flows, the Group's cash and cash equivalents are cash and due from banks.

[2] CUMULATIVE EFFECT OF ACCOUNTING CHANGES

FSP FTB 85-4-1

In March 2006, the FASB issued FSP FTB 85-4-1, "Accounting for Life Settlement Contracts by Third-Party Investors" ("FSP FTB 85-4-1"). FSP FTB 85-4-1 requires that purchased life settlement contracts, which are contracts between the owner of a life insurance policy and a third party investor, are measured at either fair value or by applying the investment method, whereas previously such contracts were held at the lower of cash surrender value and cost. Under the investment method, a life settlement contract is initially recorded at the transaction price plus all initial direct external costs; continuing costs to keep the policy in force are capitalized; and a gain is only recognized when the insured dies. The fair value method or the investment method is permitted to be elected on an instrument-by-instrument basis, and the Group has elected to apply the fair value method to all life settlement contracts including those held at January 1, 2006. A cumulative effect adjustment to beginning retained earnings of € 13 million has been recognized as of January 1, 2006 relating to the *life settlement contracts* held at this date.

EITF 05-5

In June 2005, the FASB ratified the consensus reached in EITF Issue No. 05-5, "Accounting for Early Retirement or Postemployment Programs with Specific Features (Such As Terms Specified in Altersteilzeit Early Retirement Arrangements)" ("EITF 05-5"). Under EITF 05-5 salaries, bonuses and additional pension contributions associated with certain early retirement arrangements typical in Germany (as well as similar programs) should be recognized over the period from the point at which the Altersteilzeit period begins until the end of the active service period. Previously, the Group had recognized the expense based on an actuarial valuation upon signature of the Altersteilzeit contract by the employee. The EITF also specifies the accounting for government subsidies related to these arrangements. The Group adopted EITF 05-5 on January 1, 2006, and recognized a gain of € 4 million, net of taxes, as a cumulative effect of a change in accounting principle.

SFAS 123 (REVISED 2004)

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123(R)"). SFAS 123(R) replaces SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees". The new standard requires companies to recognize compensation cost relating to share-based payment transactions in their financial statements based on the fair value of the equity or liability instruments issued.

Upon adoption on January 1, 2006, the Group recognized a gain of € 42 million, net of taxes, as a cumulative effect of a change in accounting principle. This effect relates to an adjustment of accrued compensation costs, which under SFAS 123(R) are required to be based on the estimated number of share-based payment awards to vest, with consideration of expected forfeitures. Under SFAS 123, the Group had accounted for forfeitures on an actual basis, and therefore had reversed compensation expense in the period an award was forfeited.

[3] ACQUISITIONS AND DISPOSITIONS

For the years ended December 31, 2006, 2005 and 2004, the Group recorded net gains on dispositions of significant businesses/subsidiaries (excluding results from businesses/subsidiaries held for sale) of € 59 million, € 108 million and € 95 million, respectively. The acquisitions and disposals that occurred in these years had no significant impact on the Group's total assets.

For a discussion of the Group's most significant acquisitions and dispositions for the years ended December 31, 2006 and 2005 see Note [27] Business Segments and Related Information.

[4] TRADING ASSETS AND TRADING LIABILITIES

The components of these accounts are as follows.

in € m.	Dec 31, 2006	Dec 31, 2005
Trading assets:		
Bonds and other fixed-income securities	291,388	260,469
Equity shares and other variable-yield securities	131,673	99,479
Positive market values from derivative financial instruments[1]	75,344	75,354
Other trading assets[2]	18,434	13,091
Total trading assets	**516,839**	**448,393**
Trading liabilities:		
Bonds and other fixed-income securities	90,982	81,294
Equity shares and other variable-yield securities	35,261	28,473
Negative market values from derivative financial instruments[1]	92,611	84,580
Total trading liabilities	**218,854**	**194,347**

1 Derivatives under master netting agreements are shown net.

2 Includes trading loans of € 16,975 million and € 12,481 million at December 31, 2006 and 2005, respectively. The significant majority of trading loans are recorded in Deutsche Bank AG.

[5] SECURITIES AVAILABLE FOR SALE

The fair value, amortized cost and gross unrealized holding gains and losses for the Group's securities available for sale follow.

Dec 31, 2006 in € m.	Fair value	Gross unrealized holding gains	Gross unrealized holding losses	Amortized cost
Debt securities:				
German government	2,879	2	(10)	2,887
U.S. Treasury and U.S. government agencies	1,348	–	(12)	1,360
U.S. local (municipal) governments	1	–	–	1
Other foreign governments	3,247	3	(14)	3,258
Corporates	6,855	126	(124)	6,853
Other asset-backed securities	1	–	–	1
Mortgage backed securities, including obligations of U.S. federal agencies	22	1	–	21
Other debt securities	947	2	(1)	946
Total debt securities	**15,300**	**134**	**(161)**	**15,327**
Equity securities:				
Equity shares	6,123	2,759	(1)	3,365
Investment certificates and mutual funds	510	25	(3)	488
Other equity securities	121	47	–	74
Total equity securities	**6,754**	**2,831**	**(4)**	**3,927**
Total securities available for sale	**22,054**	**2,965**	**(165)**	**19,254**

Dec 31, 2005 in € m.	Fair value	Gross unrealized holding gains	Gross unrealized holding losses	Amortized cost
Debt securities:				
German government	3,251	19	(18)	3,250
U.S. Treasury and U.S. government agencies	1,721	1	(19)	1,739
U.S. local (municipal) governments	1	–	–	1
Other foreign governments	3,024	37	(11)	2,998
Corporates	7,127	177	(8)	6,958
Other asset-backed securities	2	–	–	2
Mortgage backed securities, including obligations of U.S. federal agencies	97	2	–	95
Other debt securities	1,073	–	–	1,073
Total debt securities	**16,296**	**236**	**(56)**	**16,116**
Equity securities:				
Equity shares	4,894	2,303	(2)	2,593
Investment certificates and mutual funds	403	33	(4)	374
Other equity securities	82	46	–	36
Total equity securities	**5,379**	**2,382**	**(6)**	**3,003**
Total securities available for sale	**21,675**	**2,618**	**(62)**	**19,119**

Dec 31, 2004 in € m.	Fair value	Gross unrealized holding gains	Gross unrealized holding losses	Amortized cost
Debt securities:				
German government	3,128	66	(16)	3,078
U.S. Treasury and U.S. government agencies	1,460	–	(2)	1,462
U.S. local (municipal) governments	1	–	–	1
Other foreign governments	3,297	41	(100)	3,356
Corporates	4,993	176	(9)	4,826
Other asset-backed securities	6	–	–	6
Mortgage backed securities, including obligations of U.S. federal agencies	41	2	–	39
Other debt securities	770	1	–	769
Total debt securities	**13,696**	**286**	**(127)**	**13,537**
Equity securities:				
Equity shares	6,010	1,579	(1)	4,432
Investment certificates and mutual funds	549	23	(6)	532
Other equity securities	80	29	–	51
Total equity securities	**6,639**	**1,631**	**(7)**	**5,015**
Total securities available for sale	**20,335**	**1,917**	**(134)**	**18,552**

At December 31, 2006, there were no securities of an individual issuer that exceeded 10 % of the Group's total shareholders' equity.

The components of net gains on securities available for sale as reported in the Consolidated Statement of Income follow.

in € m.	2006	2005	2004
Debt securities – gross realized gains	56	120	58
Debt securities – gross realized losses[1]	(43)	(14)	(61)
Equity securities – gross realized gains	410	957	244
Equity securities – gross realized losses[2]	(16)	(8)	(6)
Total net gains on securities available for sale	**407**	**1,055**	**235**

1 Includes € 6 million, € 1 million and € 20 million of write-downs for other-than-temporary impairment for the years ended December 31, 2006, 2005 and 2004, respectively.

2 Includes € 9 million, € 1 million and € 2 million of write-downs for other-than-temporary impairment for the years ended December 31, 2006, 2005 and 2004, respectively.

The following table shows the fair value, remaining maturities, approximate weighted-average yields (based on amortized cost) and total amortized cost by maturity distribution of the debt security components of the Group's securities available for sale at December 31, 2006.

in € m.	Up to one year Amount	Up to one year Yield	More than one year and up to five years Amount	More than one year and up to five years Yield	More than five years and up to ten years Amount	More than five years and up to ten years Yield	More than ten years Amount	More than ten years Yield	Total Amount	Total Yield
German government	39	3.39	89	3.96	262	4.01	2,489	2.82	2,879	2.98
U.S. Treasury and U.S. government agencies	1,324	4.10	–	–	–	–	24	5.00	1,348	4.12
U.S. local (municipal) governments	1	5.68	–	–	–	–	–	–	1	5.68
Other foreign governments	1,162	2.03	782	4.81	307	3.96	996	2.74	3,247	3.10
Corporates	1,579	5.14	689	5.25	1,484	5.14	3,103	4.86	6,855	5.02
Other asset-backed securities	–	–	–	–	1	3.14	–	–	1	3.14
Mortgage-backed securities, principally obligations of U.S. federal agencies	10	3.25	4	1.25	–	–	8	9.35	22	5.31
Other debt securities	49	3.61	866	7.41	21	6.46	11	3.83	947	7.15
Total fair value	**4,164**	**3.90**	**2,430**	**5.82**	**2,075**	**4.83**	**6,631**	**3.78**	**15,300**	**4.28**
Total amortized cost	**4,173**		**2,436**		**2,062**		**6,656**		**15,327**	

The following tables show the Group's gross unrealized losses on securities available for sale and the fair value of the related securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2006 and 2005, respectively:

Dec 31, 2006 in € m.	Less than 12 months Fair value	Less than 12 months Unrealized losses	12 months or longer Fair value	12 months or longer Unrealized losses	Total Fair value	Total Unrealized losses
Debt securities:						
German government	223	(4)	2,481	(6)	2,704	(10)
U.S. Treasury and U.S. government agencies	506	(5)	704	(7)	1,210	(12)
Other foreign governments	674	(10)	1,060	(4)	1,734	(14)
Corporates	2,946	(106)	739	(18)	3,685	(124)
Mortgage-backed securities	–	–	3	–	3	–
Other debt securities	–	–	3	(1)	3	(1)
Total debt securities	**4,349**	**(125)**	**4,990**	**(36)**	**9,339**	**(161)**
Equity securities:						
Equity shares	21	(1)	–	–	21	(1)
Investment certificates and mutual funds	18	(3)	–	–	18	(3)
Total equity securities	**39**	**(4)**	**–**	**–**	**39**	**(4)**
Total temporarily impaired securities	**4,388**	**(129)**	**4,990**	**(36)**	**9,378**	**(165)**

Dec 31, 2005 in € m.	Less than 12 months Fair value	Less than 12 months Unrealized losses	12 months or longer Fair value	12 months or longer Unrealized losses	Total Fair value	Total Unrealized losses
Debt securities:						
German government	732	(4)	1,974	(14)	2,706	(18)
U.S. Treasury and U.S. government agencies	1,336	(19)	–	–	1,336	(19)
Other foreign governments	647	(3)	974	(8)	1,621	(11)
Corporates	579	(8)	–	–	579	(8)
Mortgage-backed securities	–	–	7	–	7	–
Total debt securities	**3,294**	**(34)**	**2,955**	**(22)**	**6,249**	**(56)**
Equity securities:						
Equity shares	21	(2)	–	–	21	(2)
Investment certificates and mutual funds	37	(3)	19	(1)	56	(4)
Total equity securities	**58**	**(5)**	**19**	**(1)**	**77**	**(6)**
Total temporarily impaired securities	**3,352**	**(39)**	**2,974**	**(23)**	**6,326**	**(62)**

The unrealized losses on investments in debt securities were primarily interest rate related. Since the Group has the intent and ability to hold these investments until a market price recovery or maturity, they are not considered other-than-temporarily impaired. The unrealized losses on investments in equity securities are attributable primarily to general market fluctuations rather than to specific adverse conditions. Based on this and the Group's intent and ability to hold the securities until the market price recovers, these investments are not considered other-than-temporarily impaired.

[6] OTHER INVESTMENTS

The following table summarizes the composition of other investments.

in € m.	Dec 31, 2006	Dec 31, 2005
Equity method investments	3,685	5,006
Investments held by designated investment companies	96	160
Other equity interests	1,576	2,216
Total other investments	**5,357**	**7,382**

EQUITY METHOD INVESTMENTS

The Group's pro-rata share of the investees' income or loss determined on a U.S. GAAP basis were profits of € 348 million, € 333 million and € 282 million for the years ended December 31, 2006, 2005 and 2004, respectively. In addition, net gains of € 169 million, € 87 million and € 123 million from the disposal of equity method investments, as well as write-offs of € 5 million, € 1 million and € 16 million for other-than-temporary impairments, were included in net income from equity method investments for the years ended December 31, 2006, 2005 and 2004, respectively.

Loans to equity method investees, trading assets related to these investees as well as debt securities available for sale issued by these investees amounted to € 1.2 billion and € 2.8 billion at December 31, 2006 and 2005, respectively. At December 31, 2006, loans totaling € 2.8 million to two equity method investees were on nonaccrual status. At December 31, 2005, loans totaling € 23 million to three equity method investees were on nonaccrual status. The Group issued a financial guarantee to EUROHYPO AG protecting it against losses on loans contributed by the Group when EUROHYPO AG was created in 2002. By the end of 2005, EUROHYPO AG had made claims in respect of the full amount of the financial guarantee, which had an initial maximum amount of € 283 million. In connection with the sale of the Group's stake in EUROHYPO AG to Commerzbank AG the Group settled the guarantee issue by full payment to EUROHYPO AG, at the same time reserving some rights in respect of such payment against Commerzbank AG.

At December 31, 2006, the following investees were significant, representing 75 % of the carrying value of equity method investments.

SIGNIFICANT EQUITY METHOD INVESTMENTS

Investment	Ownership
AKA Ausfuhrkredit-Gesellschaft mit beschränkter Haftung, Frankfurt	26.89 %
Copperhead Ventures, LLC, Dover	49.88 %
DB Alpamayo Emerging Markets Value Fund L.P., George Town	6.67 %
DB Global Masters (Fundamental Value Trading II) Fund Ltd, George Town	38.55 %
DB Phoebus Lux S.à r.l., Luxembourg[1]	74.90 %
Deutsche European Partners IV, London	25.02 %
Deutsche Interhotel Holding GmbH & Co. KG, Berlin	45.51 %
Dive Finance Ltd., St. Helier[1]	100.00 %
Duck Finance Ltd., St. Helier[1]	100.00 %
Financiere SELEC, Paris	46.00 %
Fincasa Hipotecaria, S.A. de C.V. Sociedad Financiera de Objeto Limitado, Mexico City	49.00 %
Fondo Piramide Globale, Milan	42.45 %
Force 2005-1 Limited Partnership, Jersey	40.00 %[2]
Genesee Balanced Fund Limited, Road Town	38.86 %
Genesee Eagle Fund Limited, Road Town	44.21 %
Grup Maritim TCB S.L., Barcelona	37.26 %
Investcorp Diversified Strategies Fund Limited, George Town	41.59 %
Keolis, Paris[1]	54.72 %
Mannesmann GmbH & Co. Beteiligungs-KG, Eschborn	10.00 %
MFG Flughafen-Grundstücksverwaltungsgesellschaft mbH & Co. BETA KG, Grünwald	25.03 %
Nineco Leasing Limited, London[1]	100.00 %
Paternoster Limited, Douglas	30.99 %
Preston Capital Master Fund Limited, George Town	49.90 %
PX Holdings Ltd, Stockton on Tees	43.00 %
Rongde Asset Management Company Ltd, Beijing	35.00 %
RREEF America REIT III, Inc., Chicago	9.84 %
RREEF Pan-European Infrastructure Fund L.P., London	4.04 %
Silver Creek Long/Short Limited, George Town	27.80 %
Silver Creek Low Vol. Strategies Ltd., George Town	32.90 %
Sixco Leasing Ltd, London[1]	100.00 %
Spark Infrastructure Group, Sydney	9.51 %
The Triumph Trust, Salt Lake City[1]	66.38 %
VCG Venture Capital Gesellschaft mbH & Co. Fonds III KG, München	36.98 %

1 The Group does not have a controlling financial interest or the investee is a variable interest entity which is not consolidated under U.S. GAAP.
2 Economic interest

In 2006, the remaining stake of the Group's investment in EUROHYPO AG was sold, resulting in a gain of € 85 million. In 2005, the Group's stake in EUROHYPO AG was reduced from 37.72 % to 27.99 %, resulting in a gain of € 44 million. Furthermore, the Group's investment in Atradius N.V. was partially sold in 2006, reducing the investment from 33.89 % to 12.73 %.

INVESTMENTS HELD BY DESIGNATED INVESTMENT COMPANIES

The underlying investment holdings of the Group's designated investment companies are carried at fair value, and totaled € 96 million and € 160 million at December 31, 2006 and 2005, respectively.

OTHER EQUITY INTERESTS

Other equity interests totaling € 1.6 billion and € 2.2 billion at December 31, 2006 and 2005, respectively, include investments in which the Group does not have significant influence, including certain venture capital companies and nonmarketable equity securities. The write-offs for other-than-temporary impairments of these investments amounted to € 8 million, € 10 million and € 58 million for the years ended December 31, 2006, 2005 and 2004, respectively.

At December 31, 2006, the aggregate carrying amount for all equity securities accounted for under the cost method of accounting was € 949 million. Equity securities with a carrying value of € 12 million had unrealized losses amounting to € 1 million. These impairments were considered to be temporary.

[7] LOANS

The following table summarizes the composition of loans:

in € m.	Dec 31, 2006	Dec 31, 2005
German:		
Banks and insurance	1,217	1,769
Manufacturing	6,686	6,620
Households (excluding mortgages)	17,764	16,157
Households – mortgages	27,142	27,039
Public sector	1,814	1,462
Wholesale and retail trade	3,023	3,394
Commercial real estate activities	10,091	10,625
Lease financing	1,017	1,001
Other	13,232	11,508
Total German	**81,986**	**79,575**
Non-German:		
Banks and insurance	7,748	5,907
Manufacturing	8,693	9,083
Households (excluding mortgages)	10,690	10,245
Households – mortgages	10,736	9,016
Public sector	1,928	1,167
Wholesale and retail trade	9,033	8,683
Commercial real estate activities	4,008	2,634
Lease financing	1,823	1,810
Other	33,096	25,143
Total Non-German	**87,755**	**73,688**
Gross loans	169,741	153,263
(Deferred expense)/unearned income	(147)	(20)
Loans less (deferred expense)/unearned income	169,888	153,283
Less: Allowance for loan losses	1,754	1,928
Total loans, net	**168,134**	**151,355**

The "other" category included no single industry group with aggregate borrowings from the Group in excess of 10 % of the total loan portfolio at December 31, 2006.

The aggregate amount of gains on sales of loans amounted to € 78 million at December 31, 2006 and € 63 million at December 31, 2005.

Certain related third parties have obtained loans from the Group on various occasions. All such loans have been made in the ordinary course of business and on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated parties. There were € 1.6 billion and € 2.5 billion of loans to related parties (including loans to equity method investees) outstanding at December 31, 2006 and 2005, respectively.

Nonaccrual loans as of December 31, 2006 and 2005 were € 3.0 billion and € 3.6 billion, respectively. Loans 90 days or more past due and still accruing interest totaled € 185 million and € 202 million as of December 31, 2006 and 2005, respectively.

Additionally, as of December 31, 2006, the Group had € 1 million of lease financing transactions that were nonperforming.

IMPAIRED LOANS

This table sets forth information about the Group's impaired loans.

in € m.	Dec 31, 2006	Dec 31, 2005	Dec 31, 2004
Total impaired loans[1]	2,024	2,576	3,516
Allowance for impaired loans under SFAS 114[2]	1,068	1,230	1,654
Average balance of impaired loans during the year	2,225	3,189	4,474
Interest income recognized on impaired loans during the year	21	57	65

1 Included in these amounts are € 1.7 billion, € 2.0 billion and € 2.8 billion as of December 31, 2006, 2005 and 2004, respectively, that require an allowance. The remaining impaired loans do not require an allowance because the present value of expected future cash flows, including those from liquidation of collateral, or the market price of the loan exceeds the recorded investment in these loans.

2 The allowance for impaired loans under SFAS 114 is included in the Group's allowance for loan losses.

LOANS OR DEBT SECURITIES ACQUIRED IN A TRANSFER

In accordance with Statement of Position 03-3, "Accounting for Certain Loans or Debt Securities Acquired in a Transfer", the following table sets forth information about the loans and debt securities acquired by the Group by completion of a transfer for which it is probable, at acquisition, that the Group will be unable to collect all contractually required payments receivable.

			Dec 31, 2006			Dec 31, 2005
in € m.	Loans	Debt securities	Total	Loans	Debt securities	Total
Instruments acquired during the year:						
Contractually required payments receivable at acquisition	2,205	52	2,257	1,932	–	1,932
Cash flows expected to be collected at acquisition	1,300	34	1,334	554	–	554
Fair value of loans at acquisition	963	29	992	526	–	526
Accretable yield for instruments acquired:						
Balance, beginning of year	**21**	**–**	**21**	**–**	**–**	**–**
Additions	338	5	343	27	–	27
Accretion	(44)	–	(44)	(6)	–	(6)
Disposals	(8)	(2)	(10)	–	–	–
Reclassifications from (to) nonaccretable difference	1	–	1	–	–	–
Balance, end of year	**308**	**3**	**311**	**21**	**–**	**21**
Instruments acquired:						
Outstanding balance, beginning of year	776	–	776	–	–	–
Outstanding balance, end of year	2,845	16	2,861	776	–	776
Carrying amount, beginning of year	233	–	233	–	–	–
Carrying amount, end of year	1,063	6	1,069	233	–	233

In 2006, the Group was required to consider € 10 million of these acquired loans as nonaccrual subsequent to their acquisition, with provision for loan losses of € 4 million. In 2006, the Group charged off € 3 million, sold € 1 million and, as of December 31, 2006, held € 6 million of such loans at nonaccrual status subsequent to their acquisition, with a loan loss allowance of € 1 million.

[8] ALLOWANCES FOR CREDIT LOSSES

The allowances for credit losses consist of an allowance for loan losses and an allowance for off-balance sheet positions.

The following table shows the activity in the Group's allowance for loan losses.

in € m.	2006	2005	2004
Allowance at beginning of year	**1,928**	**2,345**	**3,281**
Provision for loan losses	330	374	372
Net charge-offs:			
Charge-offs	744	1,018	1,394
Recoveries	264	170	152
Total net charge-offs	480	848	1,242
Allowance related to acquisitions/divestitures	–	–	3
Foreign currency translation	(24)	57	(69)
Allowance at end of year	**1,754**	**1,928**	**2,345**

The following table shows the activity in the Group's allowance for off-balance sheet positions, which comprises contingent liabilities and lending-related commitments.

in € m.	2006	2005	2004
Allowance at beginning of year	**329**	**345**	**416**
Provision for off-balance sheet positions	(50)	(24)	(65)
Allowance related to acquisitions/divestitures	1	–	–
Foreign currency translation	(9)	8	(6)
Allowance at end of year	**271**	**329**	**345**

[9] ASSET SECURITIZATIONS AND VARIABLE INTEREST ENTITIES

ASSET SECURITIZATIONS

The Group accounts for transfers of financial assets to securitization vehicles as sales when certain criteria are met; otherwise they are accounted for as secured borrowings. Beneficial interests in the securitization vehicles, primarily in the form of debt instruments, are sold to investors and the proceeds are used to pay the Group for the assets transferred. The cash flows collected from the financial assets transferred to the securitization vehicles are then used to repay the beneficial interests. The third party investors and the securitization vehicles generally have no recourse to the Group's other assets in cases where the issuers of the financial assets fail to perform under the original terms of those assets. The Group may retain interests in the assets created in the securitization vehicles.

For the years ended December 31, 2006, 2005 and 2004, the Group recognized gains of € 262 million, € 262 million and € 216 million, respectively, on securitizations primarily related to residential and commercial mortgage loans.

The following table summarizes certain cash flows received from and paid to securitization vehicles during 2006, 2005 and 2004.

	Residential mortgage loans			Commercial mortgage loans			Other loans		
in € m.	2006	2005	2004	2006	2005	2004	2006	2005	2004
Proceeds from new securitizations	19,735	11,483	8,778	14,712	11,044	5,113	2,355	3,102	328
Proceeds from collections reinvested in new securitization receivables	–	–	–	–	–	–	–	–	439
Servicing fees received	12	4	4	4	–	–	–	–	–
Cash flows received on retained interests	129	27	42	90	21	5	54	47	6
Repurchase of delinquent or foreclosed loans	(14)	–	–	–	–	–	–	–	–

At December 31, 2006, the weighted-average key assumptions used in determining the fair value of retained interests, including servicing rights, and the impact of adverse changes in those assumptions on carrying amount/fair value are as follows.

in € m. (except percentages)	Residential mortgage loans	Commercial mortgage loans	Other loans
Carrying amount/fair value of retained interests	**1,537**	**1,661**	**330**
Prepayment speed (current assumed)	**25.79 %**	**0.00 %**	**0.00 %**
Impact on fair value of 10 % adverse change	(12)	–	–
Impact on fair value of 20 % adverse change	(27)	–	–
Default rate (current assumed)	**1.43 %**	**1.97 %**	**4.09 %**
Impact on fair value of 10 % adverse change	(25)	(2)	(3)
Impact on fair value of 20 % adverse change	(48)	(7)	(5)
Discount factor (current assumed)	**10.57 %**	**6.44 %**	**1.80 %**
Impact on fair value of 10 % adverse change	(41)	(27)	(2)
Impact on fair value of 20 % adverse change	(81)	(48)	(3)

These sensitivities are hypothetical and should be viewed with caution. As the figures indicate, changes in fair value based on a 10 percent variation in assumptions generally should not be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, in this table, the effect of a variation in a particular assumption on the fair value of the retained interest is calculated without changing any other assumptions; in reality, changes in one factor may result in changes in another (for example, increases in market interest rates may result in lower prepayments and increased credit losses), which might affect the sensitivities. The key assumptions used in measuring the initial retained interests resulting from securitizations completed in 2006 were not significantly different from the current assumptions in the above table.

The key assumptions used in measuring the initial retained interests resulting from securitizations completed in 2005 and 2004 were not significantly different from the key assumptions used in determining the fair value of retained interests, including servicing rights, at December 31, 2005 and 2004, respectively. The weighted-average assumptions used at December 31, 2005 and 2004 were as follows.

	Residential mortgage loans		Commercial mortgage loans		Other loans	
in %	2005	2004	2005	2004	2005	2004
Prepayment speed	36.22	27.46	0.00	0.00	0.00	1.37
Default rate	3.13	4.67	2.00	1.77	7.44	0.26
Discount factor	10.26	13.28	4.30	5.20	1.86	7.51

The following table presents information about securitized loans, including delinquencies (loans which are 90 days or more past due) and credit losses, net of recoveries, for the years ended December 31, 2006 and 2005. It excludes securitized loans that the Group continues to service but with which it otherwise has no continuing involvement.

	Residential mortgage loans		Commercial mortgage loans		Other loans	
in € m.	2006	2005	2006	2005	2006	2005
Total principal amount of loans	17,270	8,852	25,988	2,455	3,351	1,494
Principal amount of loans 90 days or more past due	191	312	61	–	–	–
Net credit losses	46	32	1	–	–	–

In addition to the securitizations of loans described in the tables above, in July 2003, the Group sold U.S. and European-domiciled private equity investments with a carrying value of € 361 million as well as € 80 million in liquid investments to a securitization vehicle that was a qualifying special purpose entity.

In March 2006, the Group repurchased outstanding notes of the securitization vehicle from investors for € 247 million and unwound this special purpose entity. The remaining available cash of € 74 million was paid to the equity holders. Since March 2006, the Group has applied the equity method to account for investments formerly included in the structure.

VARIABLE INTEREST ENTITIES

In the normal course of business, the Group becomes involved with variable interest entities primarily through the following types of transactions: asset securitizations, structured finance, commercial paper programs, mutual funds, and commercial real estate leasing and closed-end funds. The Group's involvement includes transferring assets to the entities, entering into derivative contracts with them, providing credit enhancement and liquidity facilities, providing investment management and administrative services, and holding ownership or other investment interests in the entities.

The table below shows the aggregated assets (before consolidating eliminations) of variable interest entities consolidated by type of asset and entity as of December 31, 2006 and December 31, 2005.

	Commercial paper programs		Guaranteed value mutual funds		Asset securitizations	
in € m.	2006	2005	2006	2005	2006	2005
Interest-earning deposits with banks	113	147	52	117	493	404
Trading assets	1	1	446	469	7,471	12,832
Securities	–	–	–	–	–	–
Loans, net	1,376	749	–	–	5,913	–
Other	4	–	3	6	228	3
Total assets	**1,494**	**897**	**501**	**592**	**14,105**	**13,239**

	Structured finance and other		Commercial real estate leasing vehicles and closed-end funds	
in € m.	2006	2005	2006	2005
Interest-earning deposits with banks	3,168	5,646	28	34
Trading assets	5,461	3,180	1	–
Securities	4,568	5,026	–	–
Loans, net	4,733	2,289	305	204
Other	3,532	2,106	734	542
Total assets	**21,462**	**18,247**	**1,068**	**780**

Substantially all of the consolidated assets of the variable interest entities act as collateral for related consolidated liabilities. The holders of these liabilities have no recourse to the Group, except to the extent the Group guarantees the value of the mutual fund units that investors purchase. The fair value of these guarantees was not significant as of December 31, 2006 and 2005. The mutual funds that the Group manages are investment vehicles that were established to provide returns to investors in the vehicles.

The commercial paper programs give clients access to liquidity in the commercial paper market. As an administrative agent for the commercial paper programs, the Group facilitates the sale of loans, other receivables, or securities from various third parties to a commercial paper entity, which then issues collateralized commercial paper to the market. The Group provides liquidity facilities to the commercial paper vehicles, but these facilities create only limited credit exposure since the Group is not required to provide funding if the assets of the vehicle are in default.

For asset securitizations, the Group may retain a subordinated interest in the assets the Group securitizes or may purchase interest in the assets securitized by independent third parties. For structured finance and other products, the Group structures VIEs to meet various needs of its clients. This category also includes investments in hedge funds and funds of hedge funds. For the commercial real estate leasing vehicles and closed-end funds, third party investors essentially provide financing for the purchase of commercial real estate or other assets which are leased to other third parties.

The Group formed fifteen statutory business trusts of which the Group owns all of the common securities. These trusts exist for the sole purpose of issuing cumulative and noncumulative trust preferred securities and investing the proceeds thereof in an equivalent amount of various subordinated debentures issued by the Group. Effective July 1, 2003, the Group deconsolidated these trusts as a result of the application of FIN 46. Subsequent to the application of FIN 46, the subordinated debentures amounting to € 5.3 billion are included in the long term debt.

As of December 31, 2006 and December 31, 2005 the aggregated total assets of significant variable interest entities where the Group holds a significant variable interest, but does not consolidate, and the Group's maximum exposure to loss as a result of its involvement with these entities are as follows.

	Aggregated total assets		Maximum exposure to loss	
in € m.	2006	2005	2006	2005
Commercial paper programs	35,792	26,931	38,331	34,411
Commercial real estate leasing vehicles and real estate investment entities	822	812	254	62
Structured finance and other	7,547	6,780	2,263	1,923
Guaranteed value mutual funds	11,177	7,664	11,007	7,572
Asset Securitizations	216	–	113	–

The Group provides liquidity facilities and, to a lesser extent, guarantees to the commercial paper programs in which it has a significant interest. The Group's maximum exposure to loss from these programs is equivalent to the contract amount of its liquidity facilities since the Group cannot be obligated to fund the liquidity facilities and guarantees at the same time. The liquidity facilities create only limited credit exposure since the Group is not required to provide funding if the assets of the vehicle are in default.

For the commercial real estate leasing vehicles and real estate investment entities, the Group's maximum exposure to loss results primarily from investments held in these vehicles. For structured finance and other vehicles, the Group's maximum exposure to loss results primarily from the risk associated with the Group's purchased and retained interests in the vehicles. The maximum exposure to loss related to the significant non-consolidated guaranteed value mutual funds results from the above mentioned guarantees. The maximum exposure to loss in asset securitizations is due to the Group's retained interests in the vehicles.

[10] ASSETS PLEDGED AND RECEIVED AS COLLATERAL

The carrying value of the Group's assets pledged (primarily for borrowings and deposits) as collateral where the secured party does not have the right by contract or custom to sell or repledge the Group's assets are as follows.

in € m.	Dec 31, 2006	Dec 31, 2005
Interest-earning deposits with banks	119	–
Trading assets	41,151	31,135
Securities available for sale	950	10
Loans	12,434	11,532
Premises and equipment	249	632
Total	**54,903**	**43,309**

At December 31, 2006 and 2005, the Group has received collateral with a fair value of € 385 billion and € 407 billion, respectively, arising from securities purchased under reverse repurchase agreements, securities borrowed, derivatives transactions, customer margin loans and other transactions, which the Group as the secured party has the right to sell or repledge. At December 31, 2006 and 2005, € 353 billion and € 387 billion, respectively, related to such collateral has been sold or repledged primarily to cover short sales, securities loaned and securities sold under repurchase agreements. These amounts exclude the impact of netting.

[11] PREMISES AND EQUIPMENT, NET

An analysis of premises and equipment, including assets under capital leases, follows.

in € m.	Dec 31, 2006	Dec 31, 2005
Land	687	980
Buildings	2,684	3,389
Leasehold improvements	1,366	1,339
Furniture and equipment	2,413	2,404
Purchased software	287	326
Self-developed software	366	369
Construction-in-progress	114	96
Total	**7,917**	**8,903**
Less: Accumulated depreciation and impairment	3,768	3,824
Premises and equipment, net[1]	**4,149**	**5,079**

1 Amounts at December 31, 2006 and 2005 included € 812 million and € 1.7 billion, respectively, of net book value of premises and equipment held for investment purposes.

CAPITAL LEASES

The Group is lessee under lease agreements covering real property and equipment. The future minimum lease payments, excluding executory costs, required under the Group's capital leases at December 31, 2006, were as follows.

in € m.	
2007	123
2008	203
2009	52
2010	52
2011	51
2012 and later	427
Total future minimum lease payments	**908**
Less: Amount representing interest	323
Present value of minimum lease payments	**585**

At December 31, 2006, the total minimum sublease rentals to be received in the future under subleases are € 437 million. Contingent rental income incurred during the year ended December 31, 2006, was € 1 million.

OPERATING LEASES

The future minimum lease payments, excluding executory costs, required under the Group's operating leases at December 31, 2006, were as follows.

in € m.	
2007	564
2008	511
2009	414
2010	354
2011	309
2012 and later	1,112
Total future minimum lease payments	**3,264**
Less: Minimum sublease rentals	330
Net minimum lease payments	**2,934**

The following shows the net rental expense for all operating leases.

in € m.	2006	2005	2004
Gross rental expense	595	620	857
Less: Sublease rental income	40	37	116
Net rental expense	**555**	**583**	**741**

[12] GOODWILL AND OTHER INTANGIBLE ASSETS, NET

GOODWILL

The changes in the carrying amount of goodwill by business segment for the years ended December 31, 2006 and 2005 are as follows.

in € m.	Corporate Banking & Securities	Global Transaction Banking	Asset and Wealth Management	Private & Business Clients	Corporate Investments	Total
Balance as of January 1, 2005	**2,951**	**436**	**2,668**	**234**	**89**	**6,378**
Purchase accounting adjustments	–	–	–	–	–	–
Transfers	–	–	–	–	–	–
Goodwill acquired during the year	20	–	4	–	–	24
Impairment losses	–	–	–	–	–	–
Goodwill related to dispositions	–	–	(110)	–	–	(110)
Effects from exchange rate fluctuations and other	412	49	275[1]	6	11	753
Balance as of December 31, 2005	**3,383**	**485**	**2,837**	**240**	**100**	**7,045**
Purchase accounting adjustments	–	–	–	–	–	–
Transfers	–	1	–	(1)	–	–
Goodwill acquired during the year	90	–	369	235	33	727
Impairment losses	–	–	–	–	(31)	(31)
Goodwill related to dispositions	–	–	(1)	(1)	–	(2)
Effects from exchange rate fluctuations and other	(321)	(38)	(218)	(3)	(15)[2]	(595)
Balance as of December 31, 2006	**3,152**	**448**	**2,987**	**470**	**87**	**7,144**

1 Includes € 27 million of reduction in goodwill related to a prior year's acquisition.
2 Includes € 13 million of reduction in goodwill related to prior years held for sale write-downs.

In 2006, the main additions to goodwill relate to the acquisitions of Tilney Group Limited, which contributed € 369 million, the acquisition of norisbank and the remaining 60 % of United Financial Group (UFG), which contributed € 230 million and € 85 million respectively.

In 2005, the main addition to goodwill was related to Bender Menkul Degerler A.S., which contributed € 20 million to goodwill. Dispositions in 2005 primarily related to the sale of a substantial part of the Group's UK- and Philadelphia-based Asset Management business.

Goodwill impairment arises when the net book value of a reporting unit exceeds its estimated fair value. The Group's reporting units are generally consistent with the Group's business segment level, or one level below. The Group performs its annual impairment review during the fourth quarter of each year. There was no goodwill impairment in 2006, 2005 and 2004 resulting from the annual impairment review.

In 2006, a goodwill impairment loss of € 31 million was recorded in the Corporate Investment Group Division relating to a private equity investment in Brazil, which was not integrated into the reporting unit. The impairment loss was triggered by changes in local law that restricted certain businesses. The fair value of the investment was determined based on the discounted cash flow method.

In 2005 and 2004 no impairment losses were recorded.

OTHER INTANGIBLE ASSETS, NET

An analysis of acquired other intangible assets follows.

			Dec 31, 2006			Dec 31, 2005
in € m.	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
Amortized intangible assets:						
Customer contracts	209	20	189	68	17	51
Investment management agreements	39	7	32	27	6	21
Mortgage servicing rights	93	37	56	93	25	68
Other customer-related	150	71	79	118	54	64
Other	42	16	26	19	11	8
Total amortized intangible assets	**533**	**151**	**382**	**325**	**113**	**212**
Unamortized intangible assets:						
Retail investment management agreements			877			978
Other			8			8
Total unamortized intangible assets			**885**			**986**
Total other intangible assets			**1,267**			**1,198**

For the years ended December 31, 2006 and 2005, the aggregate amortization expense for other intangible assets was € 49 million and € 46 million, respectively. The estimated aggregate amortization expense for each of the succeeding five fiscal years is as follows.

in € m.	
2007	59
2008	55
2009	47
2010	38
2011	34

For the year ended December 31, 2006, the Group acquired the following other intangible assets.

in € m.	Additions in current year	Weighted-average amortization period in years
Amortized intangible assets:		
Customer contracts	148	11
Other customer-related	41	7
Investment management agreements	15	3
Mortgage servicing rights	14	11
Other	27	7
Total other intangible assets	**245**	**10**

These additions are mainly due to the acquisition of Tilney Group Limited and norisbank, which contributed € 97 million and € 83 million, respectively.

Other intangible assets with a carrying value of € 6 million acquired during the year ended December 31, 2006 have an estimated residual value of € 6 million.

In 2006 and 2005 no impairment losses were recorded relating to other intangible assets. In 2004, an impairment loss of € 19 million relating to other intangible assets constituting investment management agreements was recorded in the Asset and Wealth Management Corporate Division following the termination of such agreements. The impairment loss was determined based on the discounted cash flow method and is included in the line item Goodwill impairment/impairment of intangibles on the Consolidated Statement of Income.

[13] ASSETS HELD FOR SALE

In 2006, the Group changed its plans to sell a subsidiary in the Corporate Investments segment because law changes in the subsidiary's country of domicile negatively impacted its business model. At December 31, 2005, the Group had held this subsidiary for sale and net assets were written down to the lower of their carrying value or fair value less cost to sell resulting in a loss of € 7 million.

In 2004, the Group signed several contracts to sell real estate in the Asset and Wealth Management and the Corporate Investments segments. The net assets were written down to the lower of their carrying value or fair value less cost to sell resulting in a loss of € 29 million.

[14] OTHER ASSETS AND OTHER LIABILITIES

The following are the components of other assets and other liabilities.

in € m.	Dec 31, 2006	Dec 31, 2005
Other assets:		
Brokerage and securities related receivables		
Cash/margin receivables	24,841	23,157
Receivables from prime brokerage	26,090	15,282
Pending securities transactions past settlement date	11,109	10,619
Security spot transactions[1]	–	117
Total brokerage and securities related receivables	62,040	49,175
Loans held for sale, net	36,723	25,453
Other assets related to insurance business	1,209	1,149
Due from customers on acceptances	342	93
Accrued interest receivable	6,015	5,000
Tax assets	6,504	5,903
Other	14,945	12,609
Total other assets	**127,778**	**99,382**

in € m.	Dec 31, 2006	Dec 31, 2005
Other liabilities:		
Brokerage and securities related payables		
Cash/margin payables	15,169	16,259
Payables from prime brokerage	29,134	16,898
Pending securities transactions past settlement date	8,347	9,371
Security spot transactions[1]	3,388	–
Total brokerage and securities related payables	56,038	42,528
Insurance policy claims and reserves	2,012	1,940
Acceptances outstanding	342	93
Accrued interest payable	6,129	4,684
Accrued expenses	9,732	9,584
Tax liabilities	7,031	7,215
Other	18,388	15,333
Total other liabilities	**99,672**	**81,377**

1 Receivables and payables from security spot transactions are shown net.

[15] DEPOSITS

The components of deposits are as follows.

in € m.	Dec 31, 2006	Dec 31, 2005
German offices:		
Noninterest-bearing demand deposits	23,882	22,642
Interest-bearing deposits		
Demand deposits	31,948	29,482
Certificates of deposit	71	266
Savings deposits	26,570	23,870
Other time deposits	43,037	37,894
Total interest-bearing deposits	101,626	91,512
Total deposits in German offices	**125,508**	**114,154**
Non-German offices:		
Noninterest-bearing demand deposits	6,505	7,363
Interest-bearing deposits		
Demand deposits	79,696	74,575
Certificates of deposit	45,459	39,069
Savings deposits	10,049	9,124
Other time deposits	141,565	136,502
Total interest-bearing deposits	276,769	259,270
Total deposits in non-German offices	**283,274**	**266,633**
Total deposits	**408,782**	**380,787**

Related party deposits amounted to € 1.7 billion and € 1.0 billion at December 31, 2006 and 2005, respectively.

The following table summarizes the maturities of time deposits with a remaining term of more than one year as of December 31, 2006.

By remaining maturities in € m.	Due in 2008	Due in 2009	Due in 2010	Due in 2011	Due after 2011
Certificates of deposit	2,409	2,115	87	709	1,184
Other time deposits	3,339	3,108	1,998	2,975	10,685

[16] OTHER SHORT-TERM BORROWINGS

Short-term borrowings are borrowed funds generally with an original maturity of one year or less. Components of other short-term borrowings include.

in € m.	Dec 31, 2006	Dec 31, 2005
Commercial paper	6,806	13,398
Other	12,987	7,151
Total	**19,793**	**20,549**

[17] LONG-TERM DEBT

The Group issues fixed and floating rate long-term debt denominated in various currencies, approximately half of which is denominated in euros.

The following table is a summary of the Group's long-term debt.

By remaining maturities in € m.	Due in 2007	Due in 2008	Due in 2009	Due in 2010	Due in 2011	Due after 2011	Dec 31, 2006 total	Dec 31, 2005 total
Senior debt:								
Bonds and notes:								
Fixed rate	10,290	6,607	10,332	7,391	7,602	18,612	60,834	54,898
Floating rate	7,288	6,460	7,485	4,329	8,086	22,255	55,903	41,785
Subordinated debt:								
Bonds and notes:								
Fixed rate	625	295	1,129	122	569	6,272	9,012	9,830
Floating rate	360	92	1,446	503	123	4,222	6,746	7,041
Total	**18,563**	**13,454**	**20,392**	**12,345**	**16,380**	**51,361**	**132,495**	**113,554**

Based on the contractual terms of the debt issues, the following table represents the range of interest rates payable on this debt for the periods specified.

	Dec 31, 2006	Dec 31, 2005
Senior debt:		
Bonds and notes:		
Fixed rate[1]	0.00 % – 31.72 %	0.00 % – 31.72 %
Floating rate[1]	0.00 % – 19.70 %	0.00 % – 29.99 %
Subordinated debt:		
Bonds and notes:		
Fixed rate	0.81 % – 10.00 %	0.81 % – 10.50 %
Floating rate	0.91 % – 8.06 %	0.91 % – 7.65 %

1 The lower and higher end of the range of interest rates relate to some transactions where the contractual rates are shown excluding the effect of embedded derivatives.

Fixed rate debt outstanding at December 31, 2006 matures at various dates through 2050. The weighted-average interest rates on fixed rate debt at December 31, 2006 and 2005 were 4.89 % and 4.70 %, respectively. Floating rate debt outstanding at December 31, 2006 matures at various dates through 2056 excluding € 2.8 billion with undefined maturities. The weighted-average interest rates on floating rate debt at December 31, 2006 and 2005 were 4.85 % and 3.93 %, respectively. The weighted-average interest rates for total long-term debt were 4.87 % and 4.38 % at December 31, 2006 and 2005, respectively. Nominal interest rates of certificates on various indices issued by Deutsche Bank are mainly zero and are excluded from the calculation of the weighted-average rates in order to reflect the rates on traditional long-term products. Interest rates on related derivatives are not included in the calculation of the weighted-average interest rates.

The Group enters into various transactions related to the debt it issues. This debt may be traded for market-making purposes or held for a period of time. Purchases of the debt are accounted for as extinguishments; however, the resulting net gains (losses) during 2006 and 2005 were insignificant.

[18] OBLIGATION TO PURCHASE COMMON SHARES

As of December 31, 2006 and 2005, the obligation to purchase common shares each amounted to € 3.5 billion, respectively. The obligation represented forward purchase contracts covering approximately 58.6 million (2005: 62.4 million) Deutsche Bank common shares with a weighted-average strike price of € 59.04 (2005: € 56.23) entered into to satisfy obligations under employee share-based compensation awards. Contracts covering 21.8 million shares (2005: 10.2 million) mature in less than one year. The remaining contracts covering 36.8 million shares (2005: 52.2 million) have maturities between one and five years.

[19] MANDATORILY REDEEMABLE SHARES AND MINORITY INTERESTS IN LIMITED LIFE ENTITIES

Other liabilities included € 47 million and € 84 million, representing the settlement amount as of December 31, 2006 and 2005, respectively, for minority interests in limited life subsidiaries and mutual funds. These entities have termination dates between 2102 and 2106.

Included in long-term debt and short-term borrowings were € 3,537 million related to mandatorily redeemable shares at December 31, 2005. These instruments were terminated in 2006.

[20] COMMON SHARES AND SHARE-BASED COMPENSATION PLANS

Deutsche Bank's share capital consists of common shares issued in registered form without par value. Under German law, they represent equal stakes in the subscribed capital. Thus, a "nominal" value can be derived from the total amount of share capital divided by the number of shares. Therefore, the shares have a nominal value of € 2.56.

Common share activity was as follows.

Number of shares	2006	2005	2004
Common shares outstanding, beginning of year	**505,557,676**	**517,269,673**	**565,077,163**
Shares issued under employee benefit plans	10,232,739	10,681,024	–
Shares purchased for treasury	(429,180,424)	(623,689,715)	(536,383,830)
Shares sold or distributed from treasury	412,040,283	601,296,694	488,576,340
Common shares outstanding, end of year	**498,650,274**	**505,557,676**	**517,269,673**

Shares purchased for treasury consist of shares held for a period of time by the Group as well as any shares purchased with the intention of being resold in the short term. In addition, beginning in 2002, the Group launched share buy-back programs. Shares acquired under these programs are either deemed to be retired or used to meet obligations relating to share-based compensation. The second program was completed in June 2004 and resulted in the retirement of 38 million shares. The third and fourth buy-back programs were completed in April 2005 and June 2006, respectively, and 40 million shares were retired in January 2006. The fifth buy-back program was started in June 2006. All such transactions were recorded in shareholders' equity and no revenues and expenses were recorded in connection with these activities.

AUTHORIZED AND CONDITIONAL CAPITAL

Deutsche Bank's share capital may be increased by issuing new shares for cash and in some circumstances for noncash consideration. At December 31, 2006, Deutsche Bank had authorized but unissued capital of € 426,000,000 which may be issued at various dates through April 30, 2009 as follows.

Authorized capital	Expiration date
€ 100,000,000	April 30, 2007
€ 128,000,000[1]	April 30, 2008
€ 198,000,000	April 30, 2009

1 Capital increase may be affected for noncash contributions with the intent of acquiring a company or holdings in companies.

Deutsche Bank also had conditional capital of € 171,255,255. Conditional capital is available for various instruments that may potentially be converted into common shares.

The Annual General Meeting on June 2, 2004 authorized the Management Board to issue once or more than once, bearer or registered participatory notes with bearer warrants and/or convertible participatory notes, bonds with warrants, and/or convertible bonds on or before April 30, 2009. For this purpose share capital was increased conditionally by up to € 150,000,000.

Under the DB Global Partnership Plan, € 51,200,000 of conditional capital was available for option rights available for grant until May 10, 2003 and € 64,000,000 for option rights available for grant until May 20, 2005. A total of 6,975,843 option rights were granted and not exercised at December 31, 2006. Therefore, capital can still be increased by € 17,858,158 under this plan. Also, the Management Board was authorized at the Annual General Meeting on May 17, 2001 to issue, with the consent of the Supervisory Board, up to 12,000,000 option rights on Deutsche Bank shares on or before December 31, 2003 of which 1,326,991 option rights were granted and not exercised at December 31, 2006 under the DB Global Share Plan (pre 2004). Therefore, capital still can be increased by € 3,397,097 under this plan. These plans are described below.

SHARE-BASED COMPENSATION

Effective January 1, 2006, the Group adopted SFAS 123(R) using the modified prospective application method. Under this method, SFAS 123(R) applies to new awards and to awards modified, repurchased or cancelled after the required effective date.

SFAS 123(R) replaces SFAS 123 and supersedes APB Opinion No. 25. The Group adopted the fair-value-based method under SFAS 123 prospectively for all employee awards granted, modified or settled after January 1, 2003, excluding those related to the 2002 performance year. Prior to this the Group applied the intrinsic-value-based provisions of APB Opinion No. 25. See Note [1] for a discussion on the Group's accounting for share-based compensation.

The Group's share-based compensation plans used for granting new awards in 2006 and 2007 are summarized in the table below. These plans, and those plans no longer used for granting new awards, are described in more detail below.

Plan name	Eligibility	Requisite service period[1]
Share-based compensation plans		
Restricted Equity Units Plan	Select executives	4.5 years
DB Global Partnership Plan		
DB Equity Units		
as bonus grants	Select executives	2 years
as retention grants	Select executives	3.5 years
DB Share Scheme		
as bonus grants	Select employees	3 years
as retention grants	Select employees	3 years
DB Global Share Plan (since 2004)	All employees	1 year
DB Equity Plan[2]	Select employees	4 years

1 Approximate period during which an employee is usually required to provide service in exchange for all portions of the award.
2 Used for grants starting 2007, estimate of requisite service period based on grants in February 2007.

SHARE-BASED COMPENSATION PLANS USED FOR GRANTING NEW AWARDS IN 2006 AND 2007

RESTRICTED EQUITY UNITS PLAN

Under the Restricted Equity Units Plan, the Group grants various employees deferred share awards as retention incentive which provides the right to receive common shares of the Group at specified future dates. The expense related to Restricted Equity Units awarded is recognized on a straight-line basis over the requisite service period, which is generally four to five years.

The Group also grants to the same group of employees exceptional awards as a component of the Restricted Equity Units as an additional retention incentive that is forfeited if the participant terminates employment prior to the end of the vesting period. Compensation expense for these awards is recognized on a straight-line basis over the requisite service period.

With the adoption of SFAS 123(R), the Group accelerates the expense recognition for REU awards granted in 2006 in those cases where the award recipient is, or becomes, eligible for early retirement according to the defined criteria of the plan.

DB GLOBAL PARTNERSHIP PLAN – EQUITY UNITS

DB Equity Units are deferred share awards, each of which entitles the holder to one of the Group's common shares approximately three and a half years from the date of the grant. For award years up to and including 2005, the Group awarded initial awards of DB Equity Units in relation to annual bonuses that were forfeited if a participant terminates employment under certain circumstances within the first two years following the grant. Compensation expense for these awards was recognized in the applicable performance year as part of compensation expense for that year.

From 2006, all initial awards of DB Equity Units granted are amortized over the requisite service period in accordance with the requirements of SFAS 123(R). Recipients of these DB Equity Units are also granted exceptional awards of DB Equity Units as retention incentive that is forfeited if the participant terminates employment prior to the end of the vesting period. Compensation expense for these awards is recognized on a straight-line basis over the vesting period, which is approximately three and a half years.

DB SHARE SCHEME

Under the DB Share Scheme, the Group grants various employees deferred share awards which provide the right to receive common shares of the Group at a specified future date. Compensation expense for awards granted in relation to annual bonuses was recognized in the applicable performance year as part of compensation earned for that year until performance year 2004.

From performance years 2005 and onwards, awards under this plan are granted as retention incentive only. Awards granted as retention incentive are expensed on a straight-line basis over the vesting period, which is generally three years. The award vests either in multiple tranches (graded vesting) or on a specific date (cliff vesting).

With the adoption of SFAS 123(R), in cases where a DB Share Scheme award granted after January 1, 2006 has a graded vesting schedule, each vesting portion is amortized separately on a straight line-basis over the requisite service period.

DB GLOBAL SHARE PLAN (SINCE 2004)
The DB Global Share Plan is an all-employee program which awards eligible employees ten shares of the Group's common shares as part of their annual compensation. A participant must have been working for the Group for at least one year and have had an active employment contract in order to participate. The number of shares granted to part-time employees and those in various categories of extended leave was on a pro rata basis. Compensation expense related to the DB Global Share Plan is recognized on a straight line basis over the requisite service period of one year from the date of grant. Awards vest on November 1 of the year following the grant and are forfeited if the participant terminates employment prior to vesting.

DB EQUITY PLAN
The DB Equity Plan is a scheme established in 2007, which awards eligible employees the right to receive common shares of the Group at specified future dates. The expense related to the DB Equity Plan is recognized on a straight-line basis over the requisite service period. The award vests either in multiple tranches (graded vesting) or at one date (cliff vesting). In cases where the award has a graded vesting schedule, each vesting portion is amortized separately on a straight line-basis over the requisite service period.

Plan rules for the DB Equity Plan allow in specified cases for early retirement before the award vests. Expense recognition is accelerated for awards granted to staff who are or become eligible for early retirement according to the defined criteria of the plan.

In countries where legal or practical restrictions hinder the delivery of shares, a cash plan variant of the DB Equity Plan is used for making awards. This variant mandates a settlement by a payment of an amount per notional share equaling the average Deutsche Bank share price on the first ten trading days of the month in which the vesting date occurs. Compensation expense for these grants is calculated using variable plan accounting.

SHARE-BASED COMPENSATION PLANS NO LONGER USED FOR GRANTING NEW AWARDS
DB KEY EMPLOYEE EQUITY PLAN
Under the DB Key Employee Equity Plan ("DB KEEP"), the Group granted selected executives deferred share awards which provide the right to receive common shares of the Group at a specified future date. The awards were granted as retention incentive to various employees and are expensed on a straight-line basis over the requisite service period as compensation expense. The vesting period is generally five years.

DB GLOBAL SHARE PLAN (PRE 2004)

SHARE PURCHASES. In 2003 and 2002, eligible employees could purchase up to 20 shares and eligible retirees could purchase up to 10 shares of the Group's common shares. German employees and retirees were eligible to purchase these shares at a discount. The participant received all dividend rights for the shares purchased. At the date of purchase, the Group recognized as compensation expense the difference between the quoted market price of a common share at that date and the price paid by the participant.

PERFORMANCE OPTIONS. In 2003 and 2002, employee participants received for each common share purchased five options. Each option entitled the participant to purchase one of the Group's common shares. Options vest approximately two years after the date of grant and expire after six years. Options may be exercised at a strike price equal to 120 % of the reference price. The reference price was set at the higher of the fair market value of the Group's common shares on the date of grant or an average of the fair market value of the Group's common shares for the ten trading days on the Frankfurt Stock Exchange up to and including the date of grant.

Generally, a participant must have been working for the Group for at least one year and have had an active employment contract in order to participate. Options are forfeited upon termination of employment. Participants who retire or become permanently disabled prior to vesting may still exercise their rights during the exercise period.

Compensation expense for options awarded for the 2003 performance year is recognized over the vesting period in accordance with the fair-value-based method.

DB GLOBAL PARTNERSHIP PLAN – PERFORMANCE OPTIONS AND PARTNERSHIP APPRECIATION RIGHTS

PERFORMANCE OPTIONS. Performance options are rights to purchase the Group's common shares. Performance Options were granted with an exercise price equal to 120 % of the reference price. The reference price is set at the higher of the fair market value of the Group's common shares on the date of grant or an average of the fair market value of the Group's common shares for the ten trading days on the Frankfurt Stock Exchange up to and including the date of the grant.

Performance Options are subject to a minimum vesting period of two years. In general, one-third of the options become exercisable at each of the second, third and fourth anniversaries of the grant date. However, if the Group's common shares trade at more than 130 % of the reference price for 35 consecutive trading days, the Performance Options become exercisable on the later of the end of the 35-day trading period or the second anniversary of the award date. This condition was fulfilled for the Performance Options granted in February 2003 for the 2002 performance year, and all these options became exercisable in February 2005. The condition was also fulfilled for the Performance Options granted in February 2004 for the 2003 performance year and the unvested two-thirds of this award became exercisable in March 2006.

Under certain circumstances, if a participant terminates employment prior to the vesting date, Performance Option awards will be forfeited. All options not previously exercised or forfeited expire on the sixth anniversary of the grant date.

There were no options awarded for the 2006, 2005 or 2004 performance years. Compensation expense for options awarded for the 2003 performance year was recognized in 2003 in accordance with the fair-value based method.

PARTNERSHIP APPRECIATION RIGHTS. Partnership Appreciation Rights ("PARs") are rights to receive a cash award in an amount equal to 20 % of the reference price for Performance Options described above. The vesting of PARs occurs at the same time and to the same extent as the vesting of Performance Options. PARs are automatically exercised at the same time and in the same proportion as the exercise of the Performance Options.

There were no PARs awarded for the 2006, 2005 or 2004 performance year. No compensation expense was recognized for the year ended December 31, 2003 as the PARs represent a right to a cash award only with the exercise of Performance Options. This effectively reduces the exercise price of any Performance Option exercised to the reference price described above and is factored into the calculation of the fair value of the option.

STOCK APPRECIATION RIGHTS PLANS

The Group has granted stock appreciation rights plans ("SARs") which provide eligible employees of the Group the right to receive cash equal to the appreciation of the Group's common shares over an established strike price. The stock appreciation rights granted can be exercised approximately three years from the date of grant. Stock appreciation rights expire approximately six years from the date of grant.

Compensation expense on SARs, calculated as the excess of the current market price of the Group's common shares over the strike price, is recorded using variable plan accounting. The expense related to a portion of the awards was recognized in the performance year if it relates to annual bonuses earned as part of compensation, while remaining awards were expensed over the vesting periods.

OTHER PLANS

The Group has other local share-based compensation plans, none of which, individually or in the aggregate, are material to the consolidated financial statements.

COMPENSATION EXPENSE

Expense related to share awards is recognized on a straight line basis over the requisite service period. The service period usually begins on the grant date of the award and ends when the award is no longer subject to plan-specific forfeiture provisions. Awards are forfeited if a participant terminates employment under certain circumstances. The accrual is based on the number of instruments expected to vest. A further description of the underlying accounting principles can be found in Note [1] to the consolidated financial statements.

The Group recognized compensation expense related to its significant share-based compensation plans, described above, as follows.

in € m.	2006	2005	2004
DB Global Partnership Plan[1]	5	3	11
DB Global Share Plan	43	40	15
DB Share Scheme/Restricted Equity Units Plan/DB KEEP	973	875	997
Stock Appreciation Rights Plans[2]	19	31	81
Total	**1,040**	**949**	**1,104**

1 Compensation expense for the year ended December 31, 2004 included € 6.6 million related to DB Equity Units granted in February 2005. No amounts were expensed in 2005 in relation to DB Equity units granted in February 2006.

2 For the years ended December 31, 2006, 2005 and 2004, net (gains) losses of € (73) million, € (138) million and € 81 million, respectively, from non-trading equity derivatives, used to offset fluctuations in employee share-based compensation expense, were included.

The related total recognized tax benefit for the years ended December 31, 2006, 2005 and 2004 was approximately € 392 million, € 354 million and € 420 million, respectively.

As of December 31, 2006, unrecognized compensation cost related to non-vested share-based compensation was € 1.2 billion, which is expected to be recognized over an average period of approximately 1 year 8 months.

The following is a summary of the activity in the Group's current compensation plans involving share and option awards for the years ended December 31, 2006, 2005 and 2004.

			DB Global Partnership Plan	
in thousands of units (except per share data and exercise prices)	DB Equity Units	Weighted-average grant date fair value per unit	Performance Options[1]	Weighted-average exercise price[2]
Balance at December 31, 2003	**527**	**€ 66.58**	**25,889**	**€ 66.60**
Granted	127	€ 58.11	115	€ 76.61
Issued	(324)	€ 74.97	–	–
Forfeited	–	–	(152)	€ 89.96
Balance at December 31, 2004	**330**	**€ 55.06**	**25,852**	**€ 66.51**
Granted	139	€ 59.68	–	–
Issued	(179)	€ 55.68	–	–
Exercised	–	–	(9,679)	€ 47.53
Forfeited	–	–	(68)	€ 89.96
Balance at December 31, 2005	**290**	**€ 56.89**	**16,105**	**€ 77.82**
Granted	93	€ 78.90	–	–
Issued	(24)	€ 34.65	–	–
Exercised	–	–	(9,105)	€ 79.21
Forfeited	–	–	(24)	€ 89.96
Balance at December 31, 2006	**359**	**€ 64.12**	**6,976**	**€ 75.96**
Weighted-average remaining contractual life at:				
December 31, 2006			1 year 5 months	
December 31, 2005			2 years 4 months	
December 31, 2004			3 years 7 months	

1 All DB Global Partnership Performance Options are exercisable as of December 31, 2006.
2 The weighted-average exercise price does not include the effect of the Partnership Appreciation Rights for the DB Global Partnership Plan.

Under the DB Global Partnership Plan approximately 73,000 DB Equity Units were granted as Initial Award and 18,000 as Exceptional Award in February 2007. The weighted-average grant date fair value per DB Equity Unit granted was € 93.56.

The following is a summary of the activity in the Group's compensation plans involving share awards (DB Share Scheme, DB Key Employee Equity Plan, Restricted Equity Units Plan and DB Global Share Plan (since 2004)) for the years ended December 31, 2006, 2005 and 2004. Expense for these awards is recognized over the requisite service period.

in thousands of units (except per share data)	DB Share Scheme/ DB KEEP/REU	Global Share Plan (since 2004)	Total	Weighted-average grant date fair value per unit
Balance at December 31, 2003	**43,921**	**–**	**43,921**	**€ 48.21**
Granted	24,017	594	24,611	€ 58.03
Issued	(7,770)	–	(7,770)	€ 64.13
Forfeited	(3,322)	–	(3,322)	€ 49.61
Balance at December 31, 2004	**56,846**	**594**	**57,440**	**€ 50.19**
Granted	17,542	534	18,076	€ 60.31
Issued	(5,959)	(551)	(6,510)	€ 59.25
Forfeited	(3,477)	(43)	(3,520)	€ 52.40
Balance at December 31, 2005	**64,952**	**534**	**65,486**	**€ 51.96**
Granted	13,801	555	14,356	€ 76.15
Issued	(14,792)	(524)	(15,316)	€ 68.24
Forfeited	(2,357)	(10)	(2,367)	€ 54.43
Balance at December 31, 2006	**61,604**	**555**	**62,159**	**€ 53.44**

In addition to the amounts shown in the table above, in February 2007 the Group granted awards of approximately 10.6 million units under the DB Equity Plan with an average fair value of € 95.87 per unit. Of the 10.6 million units, approximately 0.2 million were granted under the cash plan variant of this plan.

The following is a summary of the Group's Stock Appreciation Rights Plans and DB Global Share Plan (pre 2004) for the years ended December 31, 2006, 2005 and 2004.

	Stock Appreciation Rights Plans		DB Global Share Plan (pre 2004)		
in thousands of units (except for strike and exercise prices)	Units[1]	Weighted-average strike price	Shares	Performance Options[2]	Weighted-average exercise price
Balance at December 31, 2003	**16,171**	**€ 69.26**	**N/A**	**3,845**	**€ 65.54**
Exercised	(387)	€ 68.08	–	–	–
Forfeited	–	–	–	(260)	€ 64.02
Expired	(451)	€ 65.97	–	–	–
Balance at December 31, 2004	**15,333**	**€ 69.39**	**N/A**	**3,585**	**€ 65.64**
Exercised	(7,911)	€ 69.02	–	(1,002)	€ 55.39
Forfeited	(7)	€ 63.66	–	(73)	€ 64.13
Expired	(308)	€ 69.88	–	–	–
Balance at December 31, 2005	**7,107**	**€ 69.79**	**N/A**	**2,510**	**€ 69.77**
Exercised	(6,706)	€ 69.48	–	(1,128)	€ 70.33
Forfeited	–	–	–	(55)	€ 74.13
Expired	–	–	–	–	–
Balance at December 31, 2006	**401**	**€ 74.83**	**N/A**	**1,327**	**€ 69.11**
Weighted-average remaining contractual life at:					
December 31, 2006		1 month			2 years 5 months
December 31, 2005		1 year			3 years 6 months
December 31, 2004		2 year			4 years 4 months

N/A – Not applicable. Participant received all rights for shares purchased under the DB Global Share Plan.

1 The total payments made upon exercise for the year ended December 31, 2006, 2005 and 2004 were approximately € 169 million, € 68 million and € 1 million.

2 All DB Global Share Performance Options are exercisable as of December 31, 2006.

The total intrinsic value of all options awarded under the DB Global Partnership Plan (not including the effect of the Partnership Appreciation Rights (PARs)) and the DB Global Share Plan (pre 2004) that were exercised during the years ended December 31, 2006 and 2005 was approximately € 138 million and € 198 million, respectively. No exercises occurred during the year ended December 31, 2004. The aggregate intrinsic value of outstanding options under these plans as of December 31, 2006 was € 220 million.

Settlement of PARs led to payments of approximately € 120 million in the year ended December 31, 2006, and of approximately € 77 million in the year ended December 31, 2005. No settlements occurred in 2004.

The amount of cash received from exercise of options during the year ended December 31, 2006 was € 800 million, and approximately 10.2 million shares have been issued upon exercise of these options.

The tax benefits realized from Performance Option exercises (including PARs) during the year ended December 31, 2006 was approximately € 51 million. The tax benefits realized in the same period from delivery of shares under the DB Global Share Plan (since 2004), the DB Share Scheme (including Restricted Equity Units Plan and DB KEEP) and the DB Global Partnership Plan for the settlement of Equity Units was approximately € 39 million.

FUNDING PRINCIPLES

Equity-based compensation programs are funded through shares that have previously been bought back in the market as well as through newly issued shares. Share-based compensation plans, where employees have the right to receive common shares of the Group at specified future dates, are covered by shares that have been bought back under the scope of the Bank's share buy-back programs, done typically prior to the award date. For most of the share-based compensation plans, these previously repurchased treasury shares are delivered into economic hedges at the award date, with the delivery to eligible employees taking place at the end of the vesting period. In contrast to share awards, exercised employee stock options are covered by issuing new shares using conditional capital.

[21] ASSET RESTRICTIONS AND DIVIDENDS

The European Central Bank sets minimum reserve requirements for institutions that engage in the customer deposit and lending business. These minimum reserves must equal a certain percentage of the institutions' liabilities resulting from certain deposits, and the issuance of bonds. Liabilities to European Monetary Union national central banks and to other European Monetary Union banking institutions that are themselves subject to the minimum reserve requirements are not included in this calculation. Since January 1, 1999, the European Central Bank has set the minimum reserve rate at 2 %. For deposits with a term to maturity or a notice period of more than two years, bonds with a term to maturity of more than two years and repurchase transactions, the minimum reserve rate has been set at 0 %. Each institution is required to deposit its minimum reserve with the national central bank of its home country.

Cash and due from banks includes reserve balances that the Group is required to maintain with certain central banks. These required reserves were € 320 million and € 442 million at December 31, 2006 and 2005, respectively.

Under German law, dividends are based on the results of Deutsche Bank AG as prepared in accordance with German accounting rules. The Management Board, which prepares the annual financial statements of Deutsche Bank AG on an unconsolidated basis, and the Supervisory Board, which reviews them, first allocate part of Deutsche Bank's annual surplus (if any) to the statutory reserves and to any losses carried forward, as it is legally required to do. For own shares (i.e., treasury shares) a reserve in the amount of their value recorded on the asset side must be set up from the annual surplus or from other revenue reserves. Then they allocate the remainder between other revenue reserves (or retained earnings) and balance sheet profit (or distributable profit). They may allocate up to one-half of this remainder to other revenue reserves, and must allocate at least one-half to balance sheet profit. The Group then distributes the amount of the balance sheet profit of Deutsche Bank AG if the Annual General Meeting resolves so.

Certain other subsidiaries are subject to various regulatory and other restrictions that may limit cash dividends and certain advances to Deutsche Bank.

[22] REGULATORY CAPITAL

The regulatory capital adequacy guidelines applicable to the Group are set forth by the Basel Committee on Banking Supervision, the secretariat of which is provided by the Bank for International Settlements ("BIS"), and by European Council directives, as implemented into German law. The German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, referred to as BaFin) in cooperation with the Deutsche Bundesbank supervises the Group's compliance with such guidelines. Effective December 31, 2001 the BaFin permitted the Group to calculate its BIS capital adequacy ratios on the basis of the consolidated financial statements prepared in accordance with U.S. GAAP.

The BIS capital ratio is the principal measure of capital adequacy for internationally active banks. This ratio compares a bank's regulatory capital with its counterparty risks and market price risks (which the Group refers to collectively as the "risk position"). Counterparty risk is measured for asset and off-balance sheet exposures according to broad categories of relative credit risk. The Group's market risk component is a multiple of its value-at-risk figure, which is calculated for regulatory purposes based on the Group's internal models. These models were approved by the BaFin for use in determining the Group's market risk equivalent component of its risk position. A bank's regulatory capital is divided into three tiers (core or Tier I capital, supplementary or Tier II capital, and Tier III capital). Core or Tier I capital consists primarily of share capital (except for cumulative preference shares), additional paid-in capital, retained earnings and hybrid capital components, such as noncumulative trust preferred securities and equity contributed on silent partnership interests (stille Beteiligungen), less intangible assets (principally goodwill) and the impact from the tax law changes (as described below). Supplementary or Tier II capital consists primarily of cumulative preference shares, profit participation rights (Genussrechte), cumulative trust preferred securities, long-term subordinated debt, unrealized gains on listed securities and other inherent loss allowance. Tier III capital consists mainly of certain short-term subordinated liabilities and it may only cover market price risk. Banks may also use Tier I and Tier II capital that is in excess of the minimum required to cover counterparty risk (excess Tier I and Tier II capital) in order to cover market price risk. The minimum BIS total capital ratio (Tier I + Tier II + Tier III) is 8 % of the risk position. The minimum BIS core capital ratio (Tier I) is 4 % of the risk-weighted positions and 2.29 % of the market risk equivalent. The minimum core capital ratio for the total risk position therefore depends on the weighted-average of risk-weighted positions and market risk equivalent. Under BIS guidelines, the amount of subordinated debt that may be included as Tier II capital is limited to 50 % of Tier I capital. Total Tier II capital is limited to 100 % of Tier I capital. Tier III capital is limited to 250 % of the Tier I capital not required to cover counterparty risk.

The effect of the 1999/ 2000 German Tax Reform Legislation on securities available for sale is treated differently for the regulatory capital calculation and financial accounting. For financial accounting purposes, deferred tax provisions for unrealized gains on securities available for sale are recorded directly to other comprehensive income whereas the adjustment to the related deferred tax liabilities for a change in expected effective income tax rates is recorded as an adjustment of income tax expense in current period earnings. The positive impact from the above on retained earnings of the Group from the two important German tax law changes in 1999 and 2000 amounts to approximately € 2.1 billion for both December 31, 2006 and 2005. For the purpose of calculating the regulatory capital, unrealized gains on securities available for sale (including the aforementioned positive impacts from the tax law changes on retained earnings) are excluded from Tier I capital.

The following table presents a summary of the Group's capital adequacy calculation as of December 31, 2006 and December 31, 2005.

in € m. (except percentages)	Dec 31, 2006	Dec 31, 2005
Risk-weighted positions	264,049	240,696
Market risk equivalent[1]	11,588	10,506
Risk position	**275,637**	**251,202**
Core capital (Tier I)	24,498	21,898
Supplementary capital (Tier II)	10,825	11,988
Available Tier III capital	–	–
Total regulatory capital	**35,323**	**33,886**
Core capital ratio (Tier I)	8.9 %	8.7 %
Capital ratio (Tier I + II + III)	12.8 %	13.5 %

1 A multiple of the Group's value-at-risk, calculated with a probability level of 99 % and a ten-day holding period.

BIS rules and the German Banking Act require the Group to cover its market price risk as of December 31, 2006, with € 927 million of regulatory capital (Tier I + II + III). The Group met this requirement entirely with Tier I and Tier II capital.

The Group's supplementary capital (Tier II) of € 10.8 billion on December 31, 2006, amounted to 44 % of core capital.

The Group's capital ratio was 12.8 % on December 31, 2006, significantly higher than the 8 % minimum required by the BIS guidelines.

Failure to meet minimum capital requirements can initiate certain orders, and possibly additional discretionary actions by the BaFin and other regulators, that, if undertaken, could have a direct material effect on the Group's businesses.

The components of core and supplementary capital for the Group of companies consolidated for regulatory purposes are as follows at December 31, 2006, according to BIS.

Core capital (in € m.)	Dec 31, 2006
Common shares	1,343
Additional paid-in capital	14,424
Retained earnings, common shares in treasury, equity classified as obligation to purchase common shares, adjustment to apply initially SFAS 158, foreign currency translation	16,471
Minority interests	903
Noncumulative trust preferred securities	4,496
Items deducted (principally goodwill and tax effect of available for sale securities)	(13,139)
Total core capital	**24,498**

Supplementary capital (in € m.)	Dec 31, 2006
Unrealized gains on listed securities (45 % eligible)	1,262
Other inherent loss allowance	387
Cumulative preferred securities	759
Subordinated liabilities, if eligible according to BIS	8,417
Total supplementary capital	**10,825**

The group of companies consolidated for regulatory purposes includes all subsidiaries in the meaning of the German Banking Act that are classified as credit institutions, financial services institutions and financial enterprises or bank services enterprises. It does not include insurance companies or companies outside the finance sector.

[23] INTEREST REVENUES AND INTEREST EXPENSE

The following are the components of interest revenues and interest expense.

in € m.	2006	2005	2004
Interest revenues:			
Interest-earning deposits with banks	1,363	987	797
Central bank funds sold and securities purchased under resale agreements	11,349	9,884	4,647
Securities borrowed	6,888	4,442	1,668
Interest income on securities available for sale and other investments	787	602	509
Dividend income on securities available for sale and other investments	206	264	300
Loans	8,601	6,909	6,896
Trading assets	22,784	17,048	12,596
Other	3,239	1,572	610
Total interest revenues	**55,217**	**41,708**	**28,023**
Interest expense:			
Interest-bearing deposits			
Domestic	2,649	1,994	1,953
Foreign	12,754	8,268	5,174
Trading liabilities	10,128	8,179	6,866
Central bank funds purchased and securities sold under repurchase agreements	16,306	11,785	4,627
Securities loaned	798	929	556
Other short-term borrowings	1,129	1,023	467
Long-term debt	4,534	3,529	3,198
Total interest expense	**48,298**	**35,707**	**22,841**
Net interest revenues	**6,919**	**6,001**	**5,182**

[24] PENSION AND OTHER EMPLOYEE BENEFIT PLANS

The Group provides retirement arrangements covering the majority of its employees. The majority of beneficiaries of the retirement arrangements are located in Germany. The value of a participant's accrued pension benefit is based primarily on each employee's remuneration and length of service.

The Group's plans are generally funded.

The following amounts were contributed to the plan assets of the funded defined benefit pension plans.

	Contributions	
in € m.	2006	2005
Germany/Luxembourg	156	200
United Kingdom	106	202
United States	69	97
Others	23	22
Total	**354**	**521**

The Group expects to contribute approximately € 300 million to its defined benefit pension plans in 2007. It is the Group's policy to fund fully the projected benefit obligation of funded plans with plan assets subject to meeting any local statutory requirements. Therefore, the final amounts to be contributed in 2007 will be determined in the fourth quarter of 2007.

The Group also sponsors a number of defined contribution plans covering employees of certain subsidiaries. The assets of all the Group's defined contribution plans are held in independently administered funds. Contributions are generally determined as a percentage of salary.

In addition, the Group's affiliates maintain unfunded contributory postretirement medical plans for a number of retired employees who are mainly located in the United States. These plans pay stated percentages of eligible medical and dental expenses of retirees after a stated deductible has been met. The Group funds these plans on a cash basis as benefits are due.

In 2005, the Group has adopted a December 31 measurement date for all plans, whereas for 2004 the plans in the UK and U.S. used an early measurement date of September 30. The change in measurement date did not have a material impact on the 2005 consolidated results.

All plans are valued using the projected unit credit method. The recognition of actuarial gains and losses is applied by using the 10 % "corridor" approach.

The following table provides a reconciliation of the changes in the projected benefit obligation and fair value of assets of the Group's plans over the two-year period ended December 31, 2006 and a statement of the funded status as of December 31 for each year.

	Defined benefit pension plans		Postretirement medical plans	
in € m.	2006	2005	2006	2005
Change in benefit obligation:				
Benefit obligation at beginning of year	9,221	7,592	191	138
Service cost	319	265	5	6
Interest cost	395	391	10	9
Plan amendments	(3)	(54)	–	–
Acquisitions/divestitures	36	–	–	–
Actuarial loss (gain)	(489)	1,148	(35)	28
Benefits paid	(386)	(355)	(9)	(11)
Curtailment/settlement/other[1]	76	60	3	–
Foreign currency exchange rate changes	(51)	174	(18)	21
Benefit obligation at end of year	**9,118**	**9,221**	**147**	**191**
Change in plan assets:				
Fair value of plan assets at beginning of year	9,323	7,643	–	–
Expected return on plan assets	413	391	–	–
Difference between actual and expected return	(371)	928	–	–
Employer contributions	354	521	–	–
Acquisitions/divestitures	35	–	–	–
Benefits paid[2]	(338)	(334)	–	–
Curtailment/settlement/other[1]	75	2	–	–
Foreign currency exchange rate changes	(44)	172	–	–
Fair value of plan assets at end of year	**9,447**	**9,323**	**–**	**–**
Funded status:	**329**	**102**	**(147)**	**(191)**
Unrecognized net actuarial loss (gain)	N/A	1,058	N/A	40
Unrecognized prior service cost (benefit)	N/A	(60)	N/A	6
Net amount recognized at end of year	**N/A**	**1,100**	**N/A**	**(145)**

N/A – Not applicable
1 Includes beginning balance of first time application of smaller schemes.
2 For funded schemes only.

The Group's primary investment objective is to limit its exposure to large swings in the funded status of the defined benefit pension plans. As a consequence, the actuarial loss (gain) in respect of the benefit obligation was largely offset by gains (losses) from the plan assets.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans" ("SFAS 158") which requires an employer to recognize the overfunded or underfunded status of a plan as an asset or liability in its consolidated balance sheet. Under SFAS 158, actuarial gains and losses and prior service costs or credits that have not yet been recognized through earnings as net periodic benefit cost will be recognized in other comprehensive income, net of tax, until they are amortized as a component of net periodic benefit cost by applying the corridor approach.

The following table shows the incremental effect of applying SFAS 158 on individual line items in the Consolidated Balance Sheet as of December 31, 2006.

	Defined benefit pension plans				Postretirement medical plans		
in € m.	Before application of SFAS 158	SFAS 158 adoption adjustments – AML	SFAS 158 adoption adjustments – unrecognized actuarial gain (loss) and prior service benefit (cost)	After application of SFAS 158	Before application of SFAS 158	SFAS 158 adoption adjustments – unrecognized actuarial gain (loss) and prior service benefit (cost)	After application of SFAS 158
Prepaid pension asset	1,277	–	(754)	523	–	–	–
Pension liability	(151)	–	(43)	(194)	(145)	(2)	(147)
AML	7	(7)[1]	–	–	–	–	–
AOCI, pre-tax	(7)	7[1]	(797)	(797)	–	(2)	(2)
Deferred income tax asset/(liability)	3	(3)[1]	249	249	–	1	1
AOCI, net of tax	(4)	4[1]	(548)	(548)	–	(1)	(1)

AML = Additional Minimum Liability

1 Upon the adoption of SFAS 158 at December 31, 2006, it is no longer required to recognize an AML. Therefore amounts represent the elimination of the AML that had been required prior to adopting SFAS 158.

The amounts recognized in Accumulated other comprehensive income, before taxes as of December 31, 2006 are as follows:

in € m.	Defined benefit pension plans	Postretirement medical plans
Actuarial losses (gains)	856	(2)
Prior service costs (benefits)	(59)	4
Total	**797**	**2**

The amounts in Accumulated other comprehensive income expected to be amortized as components of net periodic benefit cost in 2007 are as follows:

in € m.	Defined benefit pension plans	Postretirement medical plans
Actuarial losses (gains)	67	–
Prior service costs (benefits)	(6)	2
Total	**61**	**2**

The accumulated benefit obligation for all defined benefit pension plans was €8.6 billion at both December 31, 2006 and 2005.

The following table shows the information for funded defined benefit pension plans with an accumulated benefit obligation in excess of the fair value of plan assets.

in € m.	Dec 31, 2006	Dec 31, 2005
Projected benefit obligation	33	122
Accumulated benefit obligation	28	106
Fair value of plan assets	18	68

The information for funded defined benefit pension plans with a projected benefit obligation in excess of the fair value of plan assets is shown in the following table.

in € m.	Dec 31, 2006	Dec 31, 2005
Projected benefit obligation	952	339
Accumulated benefit obligation	926	292
Fair value of plan assets	924	267

The accumulated postretirement benefit obligation exceeds plan assets for all of the company's postretirement medical plans because they are unfunded.

The weighted-average asset allocation of the Group's defined benefit pension plans by asset category at December 31, 2006 and 2005, as well as the target allocation for December 31, 2007, are as follows.

	Target allocation	Percentage of plan assets	
	Dec 31, 2007	Dec 31, 2006	Dec 31, 2005
Asset category:			
Equity securities	5 %	10 %	17 %
Debt securities (including Cash)	90 %	87 %	78 %[1]
Alternative Investments (including Real Estate)	5 %	3 %	5 %
Total	**100 %**	**100 %**	**100 %**

1 In 2005, the portion of cash (7 %) was included in the asset category "Real Estate and other".

The asset allocation is reviewed regularly, and, as part of the review of the investment strategy in 2006, the target equity allocation was reduced further.

Plan assets as of December 31, 2006 include derivative transactions with the Group and other counterparties with a negative market value of € 117 million. In addition, there are € 33 million of securities issued by the Group included in the plan assets.

The table below reflects the benefits expected to be paid in each of the next five fiscal years, and in the aggregate for the five fiscal years thereafter. The amounts include benefits attributable to estimated future employee service.

in € m.	Defined benefit pension plans	Postretirement medical plans[1]
2007	344	10
2008	343	10
2009	360	11
2010	376	11
2011	401	11
2012 – 2016	2,359	86

1 Net of expected reimbursements from Medicare for prescription drug benefits of approximately € 2 million each year from 2007 until 2011, and € 14 million from 2012 through 2016.

Benefit expense recognized in the consolidated statement of income for the years ended December 31, 2006, 2005 and 2004, included the following components.

	Pension plans			Postretirement medical plans		
in € m.	2006	2005	2004	2006	2005	2004
Service cost[1]	319	265	244	5	6	7
Interest cost	395	391	384	10	9	9
Expected return on plan assets	(413)	(391)	(388)	–	–	–
Amortization of prior service cost (credit)	(6)	–	–	2	–	–
Actuarial loss (gain) recognized	67	40	61	3	1	–
Settlement/curtailment	(5)	(4)	5	–	–	–
Amortization of unrecognized transition obligation (asset)	–	–	17	–	–	–
Total defined benefit plans	**357**	**301**	**323**	**20**	**16**	**16**
Defined contribution plans	165	138	151	–	–	–
Net periodic benefit expense	**522**	**439**	**474**	**20**	**16**	**16**

1 Service cost for defined benefit pension plans is inclusive of prior service cost recognized immediately mainly in respect of severance and early retirement agreements in Germany (2006: € 35 million; 2005: € 13 million; 2004: nil)

The following actuarial assumptions are based on weighted-averages which reflect the local economic conditions for each country.

	Defined benefit pension plans			Postretirement medical plans		
	2006	2005	2004	2006	2005	2004
Discount rate in determining expense	4.3 %	5.0 %	5.5 %	5.4 %	5.7 %	5.9 %
Discount rate in determining benefit obligations at year-end	4.8 %	4.3 %	5.0 %	5.8 %	5.4 %	5.7 %
Rate of increase in future compensation levels for determining expense	3.3 %	3.3 %	3.3 %	N/A	N/A	N/A
Rate of increase in future compensation levels for determining benefit obligations at year-end	3.2 %	3.3 %	3.3 %	N/A	N/A	N/A
Expected long-term rate of return on assets for determining income[1]	4.4 %	5.0 %	5.6 %	N/A	N/A	N/A

N/A – Not applicable

1 The expected long-term rate of return on assets for determining income in 2007 is 4.6 %.

The discount rate in the Eurozone, the UK and the U.S. is determined by reference to a hypothetical portfolio of AA-rated corporate bonds for which the timing and amount of cash outflows approximates the estimated payouts of the plan at different future dates (the "yield curve"). For other countries the discount rate is based on yields to maturity of AA-rated corporate bond indices of the same currency and similar duration of the liability, and representing sufficient depth of market to be a reliable indicator. Benchmark government bonds are used for countries where sufficient depth of AA-corporate bond markets is not available. In cases of significant differences between the published bond duration and the calculated duration of the obligation, an adjustment is made equal to this difference multiplied by the slope of the yield curve.

The expected return on the Group's defined benefit pension plans' assets is calculated by applying a risk premium which reflects the inherent risks associated with each relevant asset category (i.e., equities, corporate bonds, alternative investments) over a risk-free return. Using this so-called "building block" approach globally helps ensure that the Group has a consistent framework in place. In addition, it provides sufficient flexibility to allow for changes that need to be built in to reflect local specific conditions regarding risk premiums. The determination of the expected return on plan assets for 2007 was based on the target asset allocation as of the measurement date. The Group used the ten-year government fixed interest bond yield for the country in which each plan is located as the benchmark for the risk-free return. For equities and alternative investments, the Group derived the expected rate of return by adding a risk premium based on a blend of historical data and future macroeconomic expectations. The Group derived the expected rate of return for fixed interest government bonds, taking into account the duration of the bonds held compared to the ten-year benchmark. For fixed interest non-government bonds, the Group set the expected rate of return as either the relevant point on the yield curve or the corporate bond index used to set the discount rate, adjusted for differences in duration. For cash, the Group estimated the expected return to be equivalent to the market yield on three-month treasury instruments for the applicable country.

In determining expense for postretirement medical plans, an annual weighted-average rate of increase of 9.7 % in the per capita cost of covered health care benefits was assumed for 2007. The rate is assumed to decrease gradually to 5.0 % by 2011 and remain at that level thereafter.

Assumed health care cost trend rates have an effect on the amounts reported for the retiree health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects on the Group's postretirement medical plans.

	One-percentage point increase		One-percentage point decrease	
in € m.	2006	2005	2006	2005
Effect on total of service and interest cost components	2	2	(1)	(2)
Effect on accumulated postretirement benefit obligation	17	29	(15)	(25)

In May 2004, the FASB issued Staff Position 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003" ("FSP 106-2"), which superseded FSP 106-1 issued in January 2004. The Act, signed into law in the U.S. on December 8, 2003, introduces a prescription drug benefit as well as a subsidy to sponsors of postretirement medical plans that provide a benefit that is at least actuarially equivalent to benefits provided under the Act. FSP 106-2, which is effective for the reporting period beginning after June 15, 2004, provides authoritative guidance on the accounting for the effects of the Act and disclosure guidance related to the federal subsidy provided by the Act.

In 2004, the Group determined that the effects of the Act were not a significant event requiring an interim remeasurement under SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." Consequently, as permitted by FSP 106-2, net periodic postretirement benefit cost for 2004 does not reflect the effects of the Act. The effect of the Act on the accumulated postretirement benefit obligation ("APBO") for the postretirement medical plan was measured at the year-end measurement date (September 30, 2004). This resulted in a reduction of the APBO of approximately € 36 million.

In 2006, the effect of the Act on the APBO and net periodic postretirement benefit cost was a reduction of approximately € 37 million (€ 38 million in 2005) and € 6 million (€ 5 million in 2005), respectively.

[25] INCOME TAXES

The components of income taxes (benefits) follow.

in € m.	2006	2005	2004
Domestic	(142)	425	(201)
Foreign	2.243	1,194	920
Current taxes	**2,101**	**1,619**	**719**
Domestic	101	502	572
Foreign	(17)	462	266
Deferred taxes	**84**	**964**	**838**
Total	**2,185**	**2,583**	**1,557**

The following is an analysis of the difference between the amount that would result from applying the German statutory income tax rate to income before tax and the Group's actual income tax expense.

in € m.	2006	2005	2004
Expected tax expense at German statutory income tax rate of 39.2 % (39.2 % for 2005 and 2004)	**3,185**	**2,396**	**1,579**
Reversal of 1999/2000 credits for tax rate changes	(1)	544	120
Effect of changes in tax law or rate	(324)	–	–
Domestic tax rate differential on dividend distribution	(30)	–	14
Tax-exempt gains on securities and other income	(371)	(627)	(330)
Foreign tax-rate differential	(266)	(288)	(126)
Change in valuation allowance	58	(9)	(7)
Nondeductible expenses	371	566	312
Goodwill impairment	10	–	–
Tax rate differential on (income) loss on equity method investments	(50)	(99)	(80)
Other	(397)	100	75
Actual income tax expense	**2,185**	**2,583**	**1,557**

The domestic tax rate including corporate tax, solidarity surcharge, and trade tax used for calculating deferred tax assets and liabilities as of December 31, 2006, 2005 and 2004 was 39.2 %.

For the years ended December 31, 2006, 2005 and 2004, due to actual sales of equity securities on which there were accumulated deferred tax provisions in other comprehensive income, it was necessary to reverse those provisions. This treatment led to tax income of € 1 million in 2006, and to tax expense of € 544 million and € 120 million in 2005 and 2004, respectively. This adjustment does not result in actual tax payments or tax receivables and has no net effect on shareholders' equity.

The remaining accumulated deferred tax amounts recorded within other comprehensive income will be reversed as income tax expense in the periods that the related securities are sold. At December 31, 2006 and 2005, the amount of these deferred taxes accumulated within other comprehensive income that will reverse in a future period as tax expense when the securities are sold is approximately € 2.1 billion.

In December 2006, a new German tax law ("SEStEG") was enacted, which resulted in the accelerated recognition of € 355 million of corporate tax credits for the refund of prior years distribution tax credits. Other effects from SEStEG and the impact of tax rate changes in Luxembourg and Spain amounted to a tax expense of € 31 million.

The Group is under continuous examinations by tax authorities in various countries. In particular, tax audits in Germany covering fiscal years until 1999, and in the U.S. covering fiscal years until 2003, were settled at favorable terms. "Other" in the preceding table mainly includes the nonrecurring effect of these settlements, which amounts to noncash benefits of € 495 million, the balance of € 209 million of an ultimately avoided claw-back taxation, a net increase of tax reserves, and various other prior period tax effects. The Group believes its tax reserves to be adequate in relation to the potential for additional assessments.

The tax effect of each type of temporary difference and carry-forward that give rise to significant portions of deferred income tax assets and liabilities are as follows.

in € m.	Dec 31, 2006	Dec 31, 2005
Deferred income tax assets:		
Trading activities	5,324	9,512
Net operating loss carry-forwards and tax credits	1,229	1,608
Property and equipment, net	269	207
Other assets	2,535	1,136
Securities valuation	67	–
Allowance for loan losses	120	66
Other provisions	624	459
Total deferred income tax assets	**10,168**	**12,988**
Valuation allowance	(924)	(955)
Deferred tax assets after valuation allowance	**9,244**	**12,033**
Deferred income tax liabilities:		
Trading activities	7,412	10,132
Property and equipment, net	126	125
Securities valuation	–	105
Other liabilities	724	68
Total deferred income tax liabilities	**8,262**	**10,430**
Net deferred income tax assets	**982**	**1,603**

After netting, these amounts were included on the balance sheet as follows.

in € m.	Dec 31, 2006	Dec 31, 2005
Deferred income tax assets (included in Other assets)	3,643	4,215
Deferred income tax liabilities (included in Other liabilities)	2,661	2,612
Net deferred income tax assets	**982**	**1,603**

Certain foreign branches and companies in the Group have deferred tax assets related to net operating loss carry-forwards and tax credits available to reduce future tax expense. The net operating loss carry-forwards at December 31, 2006 were € 2.9 billion, of which € 1.8 billion have no expiration date and € 1.1 billion expire at various dates extending to 2026. Tax credits were € 243.5 million, of which € 0.1 million will expire in 2007 and € 243.4 million have other expiration dates. The Group has established a valuation allowance where it is more likely than not that the deferred tax assets relating to these losses and credits will not be realized.

The Group did not provide income taxes or foreign withholding taxes on € 9.7 billion of cumulative earnings of foreign subsidiaries as of December 31, 2006 because these earnings are intended to be indefinitely reinvested in those operations. It is not practicable to estimate the amount of unrecognized deferred tax liabilities for these undistributed earnings.

[26] EARNINGS PER COMMON SHARE

Basic earnings per common share amounts are computed by dividing net income by the average number of common shares outstanding during the year. The average number of common shares outstanding is defined as the average number of common shares issued, reduced by the average number of shares in treasury and by the average number of shares that will be acquired under physically-settled forward purchase contracts and increased by undistributed vested shares awarded under deferred share plans.

Diluted earnings per share assumes the conversion into common shares of outstanding securities or other contracts to issue common stock, such as share options, convertible debt, unvested deferred share awards and certain forward contracts.

The following table sets forth the computation of basic and diluted earnings per share.

in € m.	2006	2005	2004
Income before cumulative effect of accounting changes, net of tax	5,940	3,529	2,472
Cumulative effect of accounting changes, net of tax	46	–	–
Numerator for basic earnings per share – net income	**5,986**	**3,529**	**2,472**
Effect of dilutive securities:			
Forwards and options	(90)	–	(65)
Convertible debt	3	6	4
Numerator for diluted earnings per share – net income applicable to common shareholders after assumed conversions	**5,899**	**3,535**	**2,411**
Number of shares in m.			
Denominator for basic earnings per share – weighted-average shares outstanding	**449.8**	**462.9**	**492.6**
Effect of dilutive securities:			
Forwards	22.9	12.9	9.3
Employee stock compensation options	3.2	2.9	4.9
Convertible debt	1.0	2.1	1.9
Deferred shares	33.1	27.8	23.0
Other (including trading options)	0.7	–	–
Dilutive potential common shares	60.9	45.7	39.1
Denominator for diluted earnings per share – adjusted weighted-average shares after assumed conversions	**510.7**	**508.6**	**531.7**

in €	2006	2005	2004
Basic earnings per share:			
Income before cumulative effect of accounting changes, net of tax	13.20	7.62	5.02
Cumulative effect of accounting changes, net of tax	0.10	–	–
Net income	**13.31**	**7.62**	**5.02**
Diluted earnings per share:			
Income before cumulative effect of accounting changes, net of tax	11.46	6.95	4.53
Cumulative effect of accounting changes, net of tax	0.09	–	–
Net income	**11.55**	**6.95**	**4.53**

At December 31, 2006, the following instruments were outstanding and could potentially become dilutive in the future. These instruments were not included in the calculation of diluted EPS, because to do so would have been anti-dilutive.

Number of shares in m.	2006	2005	2004
Forward purchase contracts	–	71.7	10.0
Forward sale contracts	–	–	–
Put options sold	11.7	–	1.5
Call options sold	10.6	–	–
Stock compensation awards	0.1	11.6	13.6
Convertible debt	–	–	0.2

[27] BUSINESS SEGMENTS AND RELATED INFORMATION

The Group's segment reporting follows the organizational structure as reflected in its internal management reporting systems, which are the basis for assessing the financial performance of the business segments and for allocating resources to the business segments.

ORGANIZATIONAL STRUCTURE

Deutsche Bank is organized into three Group Divisions, which are further sub-divided into corporate divisions. As of December 31, 2006, the Group Divisions were:

THE CORPORATE AND INVESTMENT BANK (CIB), which combines the Group's corporate banking and securities activities (including sales and trading and corporate finance activities), with the Group's transaction banking activities. CIB serves corporate and institutional clients, ranging from medium-sized enterprises to multinational corporations, banks and sovereign organizations.

PRIVATE CLIENTS AND ASSET MANAGEMENT (PCAM), which combines the Group's asset management, private wealth management and private and business client activities. Within PCAM, the Group manages these activities in two global corporate divisions: Asset and Wealth Management (AWM) and Private & Business Clients (PBC).

- AWM is comprised of the two business divisions Asset Management (AM), which focuses on managing assets on behalf of institutional clients and providing mutual funds and other retail investment vehicles, and Private Wealth Management (PWM), which focuses on the specific needs of demanding high net worth clients, their families and selected institutions.
- PBC serves retail and affluent clients as well as small corporate customers with the full range of retail banking products.

CORPORATE INVESTMENTS (CI), which manages certain alternative assets of the bank and other debt and equity positions.

SIGNIFICANT CHANGES IN MANAGEMENT RESPONSIBILITY

Management responsibility changed in the first quarter 2006 for certain sales and customer service functions which were previously reported within the Corporate Banking & Securities Corporate Division and have been transferred to the Global Transaction Banking Corporate Division.

Prior periods have been restated to conform to the current year's presentation.

IMPACT OF ACQUISITIONS AND DIVESTITURES DURING 2006 AND 2005

The effects of significant acquisitions and divestitures on segmental results are described below:

- Effective November 2006, the Group acquired norisbank from DZ Bank Group. For PBC, the transaction aims at tapping into the vast potential of the consumer finance market in Germany.
- In October 2006, the Group announced the acquisition of the UK wealth manager Tilney Group Limited. The transaction was closed in December 2006. The acquisition is a key element in PWM's strategy to expand its onshore presence in dedicated core markets and to expand into various client segments, including the Independent Financial Advisors sector.

- In October 2006, the Group sold 49 % of PBC's Italian BankAmericard processing and acquiring operation to Istituto Centrale delle Banche Popolari Italiane ("ICBPI"), the central body of the Italian cooperative banks. In January 2007, a further tranche of 41 % was sold.
- In July 2006, the Group announced the signing of a definitive agreement to acquire MortgageIT Holdings, Inc., a residential mortgage real estate investment trust (REIT) in the U.S. The acquisition closed in January 2007 and the business is included in the corporate division Corporate Banking & Securities.
- In July 2006, the Group deconsolidated Deutsche Wohnen AG following the termination of the control agreement with DB Real Estate Management GmbH. Deutsche Wohnen AG is a real estate investment company and was reported in the corporate division Asset and Wealth Management.
- In June 2006, the Group acquired Berliner Bank. The acquisition expands the Group's market share in the retail banking sector of the German capital. The closing of this transaction took place in January 2007.
- In May 2006, the Group closed the sale of 21.16 % of Atradius N.V., to Crédito y Caución and Seguros Catalana Occidente, reducing the Group's stake to 12.73 %. This investment is included in the group division Corporate Investments.
- Effective May 2006, the Group completed the acquisition of the UK Depository and Clearing Centre business from JPMorgan Chase & Co. The business is included in the corporate division Global Transaction Banking.
- Effective February 2006, the Group concluded the acquisition of the remaining 60 % of United Financial Group (UFG). The business is included in the corporate division Corporate Banking & Securities.
- In December 2005, the Group completed the sale of a substantial part of its UK- and Philadelphia-based Asset Management business, which had been managed under the Private Clients and Asset Management Group Division, to Aberdeen Asset Management PLC. Excluded from the sale was the US-based High-Yield business, which remains an integral part of Asset and Wealth Management's global platform.
- In November 2005, the Group and Commerzbank AG entered into a sale and purchase agreement for the Group's 37.72 % stake in EUROHYPO AG, which had been included in the Group Division Corporate Investments. In December 2005, the first part of this transaction closed, reducing the Group's stake to 27.99 %. The remaining part of the transaction closed in the first quarter of 2006.
- In September 2005, the Group sold its Private Banking business in the Netherlands, which had been included in the corporate division Private & Business Clients, to Theodoor Gilissen Bankiers N.V.
- In May 2005, the Group increased its ownership of the Turkish mid-size brokerage firm Bender Menkul Degerler Anonim Sirketi ("Bender Securities") from 40 % to 100 %. This business is included in the corporate division Corporate Banking & Securities.
- In January 2005, the Group acquired asset manager Wilhelm von Finck AG as it continued to expand its Private Wealth Management franchises in Germany. Wilhelm von Finck AG continues to operate under its own name and offers specific investment solutions for large-scale private and family wealth portfolios.

DEFINITIONS OF FINANCIAL MEASURES USED IN THE FORMAT OF SEGMENT DISCLOSURE

In the segmental results of operations, the following terms with the following meanings are used with respect to each segment:

- OPERATING COST BASE: Noninterest expenses less provision for off-balance sheet positions (reclassified to provision for credit losses), policyholder benefits and claims, minority interest, restructuring activities, goodwill impairment/impairment of intangibles and a provision related to grundbesitz-invest in 2005 and a related release in 2006.
- UNDERLYING PRE-TAX PROFIT: Income before income taxes less restructuring activities, goodwill impairment/impairment of intangibles, the provision and release related to grundbesitz-invest and specific revenue items as referred to in the table for such segment.
- UNDERLYING COST/INCOME RATIO IN %: Operating cost base as a percentage of total net revenues excluding the revenue items excluded from the corresponding underlying pre-tax profit figure, net of policyholder benefits and claims. COST/INCOME RATIO IN %, which is defined as total noninterest expenses less provision for off-balance sheet positions, as a percentage of total net revenues, is also provided.
- AVERAGE ACTIVE EQUITY: The portion of adjusted average total shareholders' equity that has been allocated to a segment pursuant to the capital allocation framework. The overriding objective of this framework is to allocate adjusted average total shareholders' equity based on the respective goodwill and other intangible assets with indefinite useful lives as well as the economic capital of each segment. In 2005, the Group refined the measurement of operational risk as part of its Basel II preparation for the Advanced Measurement Approach. This refinement resulted in no material change in the operational risk economic capital for the Group but a higher allocation of operational risk economic capital to CB&S and reductions in other segments. In determining the total amount of average active equity to be allocated, average total shareholders' equity is adjusted to exclude average unrealized net gains on securities available for sale, net of applicable tax effects, and the effect of the expected dividend payments to the shareholders of Deutsche Bank AG.
- UNDERLYING RETURN ON AVERAGE ACTIVE EQUITY IN %: Underlying pre-tax profit as a percentage of average active equity. RETURN ON AVERAGE ACTIVE EQUITY IN %, which is defined as income before income taxes as a percentage of average active equity, is also provided. These returns, which are based on average active equity, should not be compared to those of other companies without considering the differences in the calculation of such ratios.

Management uses these measures as part of its internal reporting system because it believes that such measures provide it with a more useful indication of the financial performance of the business segments. The Group discloses such measures to provide investors and analysts with further insight into how management operates the Group's businesses and to enable them to better understand the Group's results. The Group has excluded the following items in deriving the above measures for the following reasons.

- NET GAINS (LOSSES) FROM BUSINESSES SOLD/HELD FOR SALE: Gains or losses are excluded from the calculations of underlying results because they do not represent results of the Group's continuing businesses.
- NET GAINS (LOSSES) ON SECURITIES AVAILABLE FOR SALE/INDUSTRIAL HOLDINGS (INCLUDING HEDGING): Net gains or losses are related to several financial holdings investments and to the Group's portfolio of shareholdings in publicly-listed industrial companies, most of which the Group has held for over 20 years and which the Group is reducing over time. Because these investments do not relate to the Group's customer-driven businesses, the Group excludes all revenues (positive and negative) related to these investments from its underlying results, except for dividend income from the investments, which the Group does not exclude as funding costs associated with the investments are also not excluded.
- SIGNIFICANT EQUITY PICK-UPS/NET GAINS AND LOSSES FROM INVESTMENTS: This item includes significant net gains/ losses from equity method investments and other significant investments. They are excluded in the calculation of underlying results since they reflect results that are not related to the Group's customer-driven businesses.

- NET GAINS (LOSSES) ON THE SALE OF PREMISES: This item includes net gains or losses on the sale of premises used for banking purposes.
- POLICYHOLDER BENEFITS AND CLAIMS: For internal steering purposes, policyholder benefits and claims are reclassified from noninterest expenses to noninterest revenues so as to consider them together with insurance revenues, to which they are related. The reclassification does not affect the calculation of underlying pre-tax profits.
- PROVISION FOR OFF-BALANCE SHEET POSITIONS: Provision for off-balance sheet positions is reclassified from noninterest expenses to provision for credit losses because provision for off-balance sheet positions and provision for loan losses are managed together. This reclassification does not affect the calculation of underlying pre-tax profit.
- RESTRUCTURING ACTIVITIES, GOODWILL/INTANGIBLE IMPAIRMENT AND PROVISION RELATED TO GRUNDBESITZ-INVEST IN 2005 AND RELATED RELEASE IN 2006 are excluded from the calculation of operating cost base and thus underlying pre-tax profit because these items are not considered part of the Group's day-to-day business operations and therefore not indicative of trends.
- MINORITY INTEREST: Minority interest represents the net share of minority shareholders in revenues, provision for loan losses, noninterest expenses and income tax expenses. This net component is reported as a noninterest expense item. This item is not considered to be an operating expense, but as a minority shareholder's portion of net income. Accordingly, such item is excluded in the determination of the operating cost base. Minority interest is reflected in the calculation of underlying pre-tax profit as a separate item.
- ADJUSTMENTS TO CALCULATE AVERAGE ACTIVE EQUITY: The items excluded from average total shareholders' equity to calculate average active equity result primarily from the portfolio of shareholdings in publicly-listed industrial companies. The Group has held most of its larger participations for over 20 years, and is reducing these holdings over time. Gains and losses on these securities are realized only when the Group sells them. Accordingly, the adjustments the Group makes to average total shareholders' equity to derive the average active equity are to exclude unrealized net gains or losses on securities available for sale, net of applicable tax effects. In addition, the Group adjusts its average total shareholders' equity for the effect of the expected dividend payments to the shareholders of Deutsche Bank AG.

FRAMEWORK OF THE GROUP'S MANAGEMENT REPORTING SYSTEMS

Business segment results are determined based on the Group's internal management reporting process, which reflects the way management views its businesses, and are not necessarily prepared in accordance with the Group's U.S. GAAP consolidated financial statements. This internal management reporting process may be different than the processes used by other financial institutions and therefore should be considered in making any comparisons with those institutions. Since the Group's business activities are diverse in nature and its operations are integrated, certain estimates and judgments have been made to apportion revenue and expense items among the business segments.

The management reporting systems follow the "matched transfer pricing concept" in which the Group's external net interest revenues are allocated to the business segments based on the assumption that all positions are funded or invested via the money and capital markets. Therefore, to create comparability with competitors who have legally independent units with their own equity funding, the Group allocates among the business segments the notional interest credit on its consolidated capital resulting from a method for allocating funding costs. This credit is allocated in proportion to each business segment's allocated average active equity, and is included in the segment's net interest revenues.

The Group's average active equity is allocated to the business segments and to Consolidation & Adjustments in proportion to their economic risk exposures, which comprise economic capital, goodwill and other unamortized intangible assets. The total amount to be allocated is the higher of the Group's overall economic risk exposure or regulatory capital demand. This demand for regulatory capital is derived by assuming a BIS tier I ratio of 8.5 %, which represents the mid-point of the Group's tier I target range. If the Group's average active equity exceeds the higher of the overall economic risk exposure or the regulatory capital demand, this surplus is assigned to Consolidation & Adjustments.

Revenues from transactions between the business segments are allocated on a mutually-agreed basis. Internal service providers (including the Corporate Center), which operate on a nonprofit basis, allocate their noninterest expenses to the recipient of the service. The allocation criteria are generally based on service level agreements and are either determined based upon "price per unit" (for areas with countable services) or "fixed price" or "agreed percentages" (for all areas without countable services).

SEGMENTAL RESULTS OF OPERATIONS

The following tables present the results of the business segments for the years ended December 31, 2006, 2005 and 2004.

2006	Corporate and Investment Bank			Private Clients and Asset Management			Corporate Investments	Total Management Reporting
in € m. (except percentages)	Corporate Banking & Securities	Global Transaction Banking	Total	Asset and Wealth Management	Private & Business Clients	Total		
Net revenues[1]	**16,484**	**2,228**	**18,712**	**4,177**	**5,014**	**9,191**	**613**	**28,516**
Provision for loan losses	(58)	3	(55)	0	368	368	18	330
Provision for off-balance sheet positions	(1)	(32)	(33)	(1)	(1)	(1)	(15)	(50)
Total provision for credit losses	**(59)**	**(29)**	**(88)**	**(1)**	**367**	**366**	**2**	**281**
Operating cost base[2]	11,354	1,540	12,894	3,213	3,547	6,760	133	19,787
Policyholder benefits and claims	–	–	–	53	–	53	–	53
Minority interest	26	–	26	(1)	0	(1)	(6)	20
Restructuring activities	77	22	99	43	49	91	1	192
Goodwill impairment/impairment of intangibles	–	–	–	–	–	–	31	31
Total noninterest expenses[4]	**11,458**	**1,561**	**13,019**	**3,307**	**3,596**	**6,904**	**160**	**20,082**
Income before income taxes[5]	**5,086**	**696**	**5,781**	**870**	**1,051**	**1,921**	**451**	**8,153**
Add (deduct):								
Net gains from businesses sold/ held for sale	–	–	–	(43)	(11)	(54)	–	(54)
Significant equity pick-ups/ net gains from investments	–	–	–	–	–	–	(356)	(356)
Net gains on securities available for sale/industrial holdings including hedging	–	–	–	–	–	–	(134)	(134)
Net gains on the sale of premises	–	–	–	–	–	–	(12)	(12)
Restructuring activities	77	22	99	43	49	91	1	192
Goodwill impairment/ impairment of intangibles	–	–	–	–	–	–	31	31
Underlying pre-tax profit	**5,163**	**717**	**5,880**	**870**	**1,089**	**1,958**	**(20)**	**7,819**
Cost/income ratio in %	70	70	70	79	72	75	26	70
Underlying cost/income ratio in %	69	69	69	79	71	74	121	71
Assets[3,6]	1,003,273	24,244	1,012,050	35,400	94,380	129,740	17,406	1,119,235
Expenditures for additions to long-lived assets	573	2	575	5	383	388	0	963
Risk-weighted positions (BIS risk positions)	177,672	14,220	191,892	12,339	64,068	76,407	5,354	273,653
Average active equity[7]	16,610	1,091	17,701	4,927	2,321	7,249	1,106	26,055
Return on average active equity in %	31	64	33	18	45	27	41	31
Underlying return on average active equity in %	31	66	33	18	47	27	(2)	30
1 Includes:								
Net interest revenues	3,126	890	4,016	169	2,648	2,817	(3)	6,829
Net revenues from external customers	16,804	2,060	18,864	4,446	4,589	9,035	582	28,481
Net intersegment revenues	(320)	168	(152)	(269)	425	156	31	35
Net income from equity method investments	142	1	143	142	3	145	219	507
2 Includes:								
Depreciation, depletion and amortization	54	25	79	33	83	116	9	204
Severance payments	97	3	100	12	11	23	0	123
3 Includes:								
Equity method investments	2,670	38	2,708	597	8	605	287	3,600

4 Excludes provision for off-balance sheet positions (reclassified to provision for credit losses).

5 Before cumulative effect of accounting changes.

6 The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on group division level. The same approach holds true for the sum of group divisions compared to Total Management Reporting.

7 For management reporting purposes goodwill and other intangible assets with indefinite useful lives are explicitly assigned to the respective divisions. Average active equity is first allocated to divisions according to goodwill and intangible assets, remaining average active equity is allocated to the divisions in proportion to the economic capital calculated for them.

2005	Corporate and Investment Bank			Private Clients and Asset Management			Corporate Invest-ments	Total Manage-ment Reporting
in € m. (except percentages)	Corporate Banking & Securities	Global Trans-action Banking	Total	Asset and Wealth Manage-ment	Private & Business Clients	Total		
Net revenues[1]	**13,948**	**1,975**	**15,923**	**3,880**	**4,709**	**8,589**	**1,229**	**25,741**
Provision for loan losses	25	7	32	0	342	342	(0)	374
Provision for off-balance sheet positions	3	(25)	(22)	(0)	(2)	(2)	(0)	(24)
Total provision for credit losses	**28**	**(18)**	**10**	**(0)**	**340**	**340**	**(1)**	**350**
Operating cost base[2]	9,650	1,472	11,122	2,984	3,355	6,339	181	17,642
Policyholder benefits and claims	–	–	–	49	–	49	–	49
Minority interest	37	–	37	30	0	30	(2)	66
Restructuring activities	330	88	417	220	127	346	2	767
Goodwill impairment/impairment of intangibles	–	–	–	–	–	–	–	–
Total noninterest expenses[4]	**10,017**	**1,560**	**11,577**	**3,284**	**3,482**	**6,766**	**181**	**18,523**
Income before income taxes[5]	**3,903**	**433**	**4,336**	**597**	**887**	**1,484**	**1,049**	**6,868**
Add (deduct):								
Net gains from businesses sold/ held for sale	–	0	0	(81)	(9)	(90)	–	(90)
Significant equity pick-ups/ net gains from investments	–	–	–	–	–	–	(156)	(156)
Net gains on securities available for sale/industrial holdings including hedging	–	–	–	–	–	–	(801)	(801)
Net gains on the sale of premises	–	–	–	–	–	–	(57)	(57)
Restructuring activities	330	88	417	220	127	346	2	767
Goodwill impairment/ impairment of intangibles	–	–	–	–	–	–	–	–
Underlying pre-tax profit	**4,233**	**521**	**4,753**	**735**	**1,005**	**1,740**	**37**	**6,531**
Cost/income ratio in %	72	79	73	85	74	79	15	72
Underlying cost/income ratio in %	69	75	70	80	71	75	84	72
Assets[3,6]	872,977	18,081	881,649	37,150	86,528	123,640	15,025	984,184
Expenditures for additions to long-lived assets	289	5	295	71	86	157	2	454
Risk-weighted positions (BIS risk positions)	155,447	12,306	167,753	13,811	60,252	74,064	7,448	249,264
Average active equity[7]	13,070	1,315	14,385	4,993	1,707	6,700	3,047	24,132
Return on average active equity in %	30	33	30	12	52	22	34	28
Underlying return on average active equity in %	32	40	33	15	59	26	1	27
1 Includes:								
Net interest revenues	2,535	727	3,262	118	2,517	2,635	69	5,966
Net revenues from external customers	14,143	1,922	16,065	4,095	4,331	8,426	1,175	25,666
Net intersegment revenues	(195)	53	(142)	(215)	378	163	54	75
Net income from equity method investments	171	1	171	43	3	46	199	417
2 Includes:								
Depreciation, depletion and amortization	57	21	79	38	74	112	11	201
Severance payments	18	(1)	17	4	17	21	(0)	38
3 Includes:								
Equity method investments	1,765	38	1,803	483	40	523	2,577	4,903

4 Excludes provision for off-balance sheet positions (reclassified to provision for credit losses).

5 Before cumulative effect of accounting changes.

6 The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on group division level. The same approach holds true for the sum of group divisions compared to Total Management Reporting.

7 For management reporting purposes goodwill and other intangible assets with indefinite useful lives are explicitly assigned to the respective divisions. Average active equity is first allocated to divisions according to goodwill and intangible assets, remaining average active equity is allocated to the divisions in proportion to the economic capital calculated for them.

2004	Corporate and Investment Bank			Private Clients and Asset Management			Corporate Invest-ments	Total Manage-ment Reporting
in € m. (except percentages)	Corporate Banking & Securities	Global Trans-action Banking	Total	Asset and Wealth Manage-ment	Private & Business Clients	Total		
Net revenues[1]	**11,521**	**1,897**	**13,418**	**3,488**	**4,531**	**8,020**	**621**	**22,058**
Provision for loan losses	79	9	89	(6)	270	264	19	372
Provision for off-balance sheet positions	(66)	1	(65)	(0)	(1)	(1)	0	(65)
Total provision for credit losses	**14**	**11**	**24**	**(6)**	**269**	**263**	**19**	**307**
Operating cost base[2]	8,724	1,604	10,329	2,923	3,281	6,204	414	16,948
Policyholder benefits and claims	–	–	–	50	–	50	–	50
Minority interest	5	–	5	1	0	1	(1)	4
Restructuring activities	271	28	299	88	10	98	3	400
Goodwill impairment	–	–	–	19	–	19	–	19
Total noninterest expenses[4]	**9,001**	**1,632**	**10,633**	**3,080**	**3,291**	**6,371**	**416**	**17,420**
Income before income taxes[5]	**2,507**	**254**	**2,760**	**414**	**971**	**1,385**	**186**	**4,331**
Add (deduct):								
Net (gains) losses from businesses sold/held for sale	–	(31)	(31)	(32)	24	(8)	(38)	(76)
Significant equity pick-ups/ net gains from investments	–	–	–	–	–	–	(148)	(148)
Net gains on securities available for sale/industrial holdings including hedging	–	–	–	–	–	–	(176)	(176)
Net gains on the sale of premises	–	–	–	–	–	–	(20)	(20)
Restructuring activities	271	28	299	88	10	98	3	400
Goodwill impairment/ impairment of intangibles	–	–	–	19	–	19	–	19
Underlying pre-tax profit (loss)	**2,778**	**250**	**3,029**	**489**	**1,005**	**1,494**	**(194)**	**4,329**
Cost/income ratio in %	78	86	79	88	73	79	67	79
Underlying cost/income ratio in %	76	86	77	86	72	78	174	79
Assets[3,6]	721,730	16,780	729,888	34,699	78,909	113,554	16,442	832,641
Expenditures for additions to long-lived assets	62	65	127	17	70	87	2	216
Risk-weighted positions (BIS risk positions)	128,045	11,080	139,125	11,425	54,253	65,678	10,242	215,045
Average active equity[7]	11,479	1,381	12,860	5,049	1,681	6,730	3,933	23,522
Return on average active equity in %	22	18	21	8	58	21	5	18
Underlying return on average active equity in %	24	18	24	10	60	22	(5)	18
1 Includes:								
Net interest revenues	1,900	630	2,530	216	2,416	2,632	105	5,267
Net revenues from external customers	11,505	1,996	13,501	3,733	4,198	7,931	527	21,958
Net intersegment revenues	16	(99)	(83)	(245)	334	89	94	100
Net income (loss) from equity method invest-ments	156	1	157	65	3	68	160	386
2 Includes:								
Depreciation, depletion and amortization	79	23	102	43	90	134	30	265
Severance payments	154	16	169	51	50	101	1	271
3 Includes:								
Equity method investments	1,546	38	1,584	434	33	466	3,298	5,348

4 Excludes provision for off-balance sheet positions (reclassified to provision for credit losses).

5 Before cumulative effect of accounting changes.

6 The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on group division level. The same approach holds true for the sum of group divisions compared to Total Management Reporting.

7 For management reporting purposes goodwill and other intangible assets with indefinite useful lives are explicitly assigned to the respective divisions. Average active equity is first allocated to divisions according to goodwill and intangible assets, remaining average active equity is allocated to the divisions in proportion to the economic capital calculated for them.

The following tables present the net revenue components of the Corporate and Investment Bank Group Division and the Private Clients and Asset Management Group Division for the years ended December 31, 2006, 2005 and 2004, respectively.

	Corporate and Investment Bank		
in € m.	2006	2005	2004
Sales & Trading (equity)	4,080	3,316	2,492
Sales & Trading (debt and other products)	9,046	7,337	6,298
Total Sales & Trading	**13,126**	**10,653**	**8,790**
Origination (equity)	760	647	499
Origination (debt)	1,328	1,017	916
Total Origination	**2,087**	**1,664**	**1,414**
Advisory	783	604	488
Loan products	805	1,252	1,137
Transaction services	2,228	1,975	1,865
Other	(318)	(225)	(277)
Total	**18,712**	**15,923**	**13,418**

	Private Clients and Asset Management		
in € m.	2006	2005	2004
Portfolio/fund management	3,089	2,718	2,526
Brokerage	1,910	1,843	1,655
Loan/deposit products	2,633	2,415	2,359
Payments, account & remaining financial services	899	857	915
Other	660	757	565
Total	**9,191**	**8,589**	**8,020**

RECONCILIATION OF SEGMENTAL RESULTS OF OPERATIONS TO CONSOLIDATED RESULTS OF OPERATIONS ACCORDING TO U.S. GAAP

The following table provides a reconciliation of the total results of operations and total assets of the Group's business segments under management reporting systems to the consolidated financial statements prepared in accordance with U.S. GAAP for the years ended December 31, 2006, 2005 and 2004.

			2006			2005			2004
in € m.	Total Management Reporting	Consolidation & Adjustments	Total Consolidated	Total Management Reporting	Consolidation & Adjustments	Total Consolidated	Total Management Reporting	Consolidation & Adjustments	Total Consolidated
Net revenues[1]	28,516	(178)	28,338	25,741	(102)	25,640	22,058	(140)	21,918
Provision for loan losses	330	–	330	374	–	374	372	–	372
Provision for off-balance sheet positions	(50)	–	(50)	(24)	–	(24)	(65)	–	(65)
Total provision for credit losses	281			350			307		
Noninterest expenses[2]	20,082	(150)	19,933	18,523	654	19,178	17,420	162	17,582
Income (loss) before income taxes[3]	**8,153**	**(28)**	**8,125**	**6,868**	**(756)**	**6,112**	**4,331**	**(302)**	**4,029**
Assets	1,119,235	6,995	1,126,230	984,184	7,977	992,161	832,641	7,427	840,068
Risk-weighted positions (BIS risk positions)	273,653	1,984	275,637	249,264	1,938	251,202	215,045	1,742	216,787
Average active equity	26,055	713	26,768	24,132	998	25,130	23,522	1,256	24,778

1 Net interest revenues and noninterest revenues.
2 Excludes provision for off-balance sheet positions.
3 Before cumulative effect of accounting changes.

The two primary components recorded in Consolidation & Adjustments are differences in accounting methods used for management reporting versus U.S. GAAP as well as results and balances from activities outside the management responsibility of the business segments.

Loss before income taxes was € 28 million in 2006, € 756 million in 2005 and € 302 million in 2004.

Net revenues included the following items:

— Adjustments related to positions which are marked to market for management reporting purposes and accounted for on an accrual basis under U.S. GAAP were approximately € (300) million in 2006, € (100) million in 2005 and € (150) million in 2004.
— Trading results from the Group's own shares are reflected in the Corporate Banking & Securities Corporate Division. The elimination of such results under U.S. GAAP resulted in a debit of approximately € 15 million in 2006, within Consolidation & Adjustments, compared to credits of € 15 million in 2005 and € 45 million in 2004.
— Debits related to the elimination of Group-internal rental income were € (40) million in 2006, € (41) million in 2005 and € (101) million in 2004.
— Insurance premiums attributable to the Group's reinsurance subsidiary were not material in 2006 and 2005 and € 91 million in 2004. There were corresponding offsetting policyholder benefits and claims expenses in 2006 and 2005 and a partial offset in 2004 (see Noninterest expenses).
— Net interest income related to tax refunds and accruals for tax audit settlements was € 67 million in 2006, € 38 million in 2005 and € 131 million in 2004.
— 2006 included a settlement of insurance claims in respect of business interruption losses and costs related to the terrorist attacks of September 11, 2001 in the United States amounting to € 125 million.

- The remainder of net revenues in each year was due to other corporate items outside the management responsibility of the business segments, such as net funding expenses for nondivisionalized assets/liabilities and results from hedging capital of certain foreign subsidiaries.

Provisions for loan losses and provision for off-balance sheet positions included no material items in each of the reported years.

Noninterest expenses reflected the following items:

- Provisions for legal exposures related to legacy events included net additions of approximately € 50 million in 2006 and € 500 million in 2005.
- 2006 benefited from a provision release of € 111 million related to activities to restructure grundbesitz-invest, the Group's German open-ended real estate fund, mainly due to the sale of a significant part of its German fund properties to Eurocastle. 2005 included additions to provisions of € 203 million representing the estimated direct and indirect compensation costs to certain holders of that fund..
- Credits related to the elimination of Group-internal rental expenses were € 40 million in 2006, € 41 million in 2005 and € 101 million in 2004.
- Policyholder benefits and claims were not material in 2006 and 2005 and were € 210 million in 2004. The decrease in 2005 was in part corresponding to the lower insurance premiums described above and also reflected charges in 2004 associated with the settlement agreement of the WorldCom litigation.
- The remainder of noninterest expenses in each year was attributable to other corporate items outside the management responsibility of the business segments.

Assets and risk-weighted positions reflect corporate assets outside of the management responsibility of the business segments such as deferred tax assets and central clearing accounts.

Average active equity assigned to Consolidation & Adjustments reflects the residual amount of equity that is not allocated to the segments as described under "Framework of the Group's Management Reporting Systems" within this Footnote.

TOTAL NET REVENUES (BEFORE PROVISION FOR LOAN LOSSES) BY GEOGRAPHICAL LOCATION

The following table presents total net revenues (before provision for loan losses) by geographical location.

in € m.	2006	2005[1]	2004[1]
Germany:			
CIB	2,233	2,438	2,328
PCAM	4,847	4,606	4,392
Total Germany	**7,080**	**7,044**	**6,721**
Rest of Europe:			
CIB	6,902	6,149	4,542
PCAM	2,610	2,535	2,168
Total Rest of Europe[2]	**9,512**	**8,684**	**6,710**
North America (primarily U.S.):			
CIB	6,497	4,995	4,447
PCAM	1,352	1,182	1,197
Total North America	**7,849**	**6,177**	**5,644**
South America:			
CIB	136	233	70
PCAM	–	–	1
Total South America	**136**	**233**	**71**
Asia-Pacific:			
CIB	2,944	2,107	2,030
PCAM	382	267	262
Total Asia-Pacific[3]	**3,326**	**2,373**	**2,292**
Corporate Investments	613	1,229	621
Consolidation & Adjustments	(178)	(102)	(140)
Consolidated net revenues[4]	**28,338**	**25,640**	**21,918**

1 Restated to conform to the 2006 management structure.

2 The United Kingdom accounted for over one-half of these revenues in 2006, 2005 and 2004. Rest of Europe also includes the Group's African operations.

3 Asia-Pacific also includes the Middle East.

4 Consolidated total net revenues comprise interest revenues, interest expenses and total noninterest revenues (including net commission and fee revenues). Revenues are attributed to countries based on the location in which the Group's booking office is located. The location of a transaction on the Group's books is sometimes different from the location of the headquarters or other offices of a customer and different from the location of the Group's personnel who entered into or facilitated the transaction. Where the Group records a transaction involving its staff and customers and other third parties in different locations frequently depends on other considerations, such as the nature of the transaction, regulatory considerations and transaction processing considerations.

[28] RESTRUCTURING ACTIVITIES

Restructuring plans are recorded in conjunction with acquisitions as well as business realignments. Severance includes employee termination benefits related to the involuntary termination of employees. Such costs include obligations resulting from severance agreements, termination of employment contracts and early-retirement agreements. Other costs primarily include amounts for lease terminations and related costs.

The following table presents the activity in the Group's restructuring programs for the years ended December 31, 2006, 2005, and 2004.

	2004/2005/2006 plans		Total
	Business Realignment Program		
in € m.	Severance	Other	
Balance at Dec 31, 2003	–	–	–
Additions	400	–	400
Utilization	170	–	170
Effects from exchange rate fluctuations	–	–	–
Balance at Dec 31, 2004	**230**	**–**	**230**
Additions	799	29	828
Utilization	800	25	825
Releases	61	–	61
Negative effects from exchange rate fluctuations	(12)	–	(12)
Balance at Dec 31, 2005	**180**	**4**	**184**
Additions	210	14	224
Utilization	299	16	315
Releases	30	2	32
Positive effects from exchange rate fluctuations	1	–	1
Balance at Dec 31, 2006	**60**	**–**	**60**

2004/2005/2006 PLANS

BUSINESS REALIGNMENT PROGRAM ("BRP")

The BRP covered a series of initiatives aimed at revenue growth and cost efficiency. The BRP program as announced in 2004 (together with additional measures in the fourth quarter 2004) was aimed at a reduction of approximately 6,400 full-time equivalent headcount (FTE). In 2004, these measures affected 1,600 staff, of which 1,200 related to restructuring measures and 400 to additional measures in the fourth quarter 2004. The BRP measures affected approximately 4,300 staff in 2005 and approximately 570 staff in 2006. A majority of the reduction occurred in the infrastructure units with the remainder in the CIB and PCAM Group Divisions as the Group integrated coverage and product units. The transfer of jobs to more cost-effective locations resulted in additional headcount of approximately 1,200. This resulted in a net reduction in the Group's headcount from original BRP measures of approximately 5,300 FTE. Additional BRP-related initiatives identified during 2005/2006, especially with regard to the sale of the Group's UK- and Philadelphia-based Asset Management business and implementation of a new operating model for processing functions, resulted in further headcount reductions.

The Group recorded net restructuring expenses of € 192 million in 2006, € 767 million in 2005 and € 400 million in 2004. The 2006 restructuring expenses consisted of € 194 million related to severance payments, € 16 million related to stock compensation awards, and € 14 million related to excess office space and other measures, which were partly offset by the release of € 32 million of unutilized 2006, 2005 and 2004 reserves. The 2006 expenses were attributable to CIB (€ 100 million), PCAM (€ 91 million) and CI (€ 1 million). Approximately € 48 million of the 2006 restructuring expenses were recorded for the aforementioned additional BRP-related initiatives.

Substantially all actions contemplated in the plan recorded in 2006 are expected to be completed by the end of the first quarter 2007. As the BRP has now been successfully completed, there are no expected restructuring expenses in 2007.

[29] INTERNATIONAL OPERATIONS

The following table presents asset and income statement information by major geographic area. The information presented has been classified based primarily on the location of the Group's office in which the assets and transactions are recorded. However, due to the highly integrated nature of the Group's operations, estimates and assumptions have been made to allocate items, especially consolidation items, between regions.

2006 in € m.	Total assets	Total gross revenues[1,2]	Total gross expenses[1,2]	Income before taxes[2]	Net income
International operations:					
Europe (excluding Germany)[3]	524,965	28,149	25,038	3,111	2,153
North America (primarily U.S.)	318,124	28,578	26,275	2,303	1,485
South America	3,838	396	334	62	35
Asia-Pacific[4]	72,179	6,010	5,012	998	614
Total international	**919,106**	**63,133**	**56,659**	**6,474**	**4,287**
Domestic operations (Germany)	**207,124**	**13,503**	**11,852**	**1,651**	**1,699**
Total	**1,126,230**	**76,636**	**68,511**	**8,125**	**5,986**
International as a percentage of total above	82 %	82 %	83 %	80 %	72 %

1 Total gross revenues comprise interest revenues and total noninterest revenues (including net commissions and fee revenues). Total gross expenses comprise interest expense, provision for loan losses and total noninterest expenses.
2 Before cumulative effect of accounting changes.
3 Includes balance sheet and income statement data from Africa, which were not material in 2006.
4 Asia-Pacific also includes the Middle East.

2005 in € m.	Total assets	Total gross revenues[1]	Total gross expenses[1]	Income before taxes	Net income
International operations:					
Europe (excluding Germany)[2]	428,819	22,426	19,631	2,795	1,867
North America (primarily U.S.)	283,431	21,193	20,308	885	413
South America	3,153	474	303	171	129
Asia-Pacific[3]	68,095	4,408	3,967	441	228
Total international	**783,498**	**48,501**	**44,209**	**4,292**	**2,637**
Domestic operations (Germany)	**208,663**	**12,846**	**11,026**	**1,820**	**892**
Total	**992,161**	**61,347**	**55,235**	**6,112**	**3,529**
International as a percentage of total above	79 %	79 %	80 %	70 %	75 %

1 Total gross revenues comprise interest revenues and total noninterest revenues (including net commissions and fee revenues). Total gross expenses comprise interest expense, provision for loan losses and total noninterest expenses.
2 Includes balance sheet and income statement data from Africa, which were not material in 2005.
3 Asia-Pacific also includes the Middle East.

2004 in € m.	Total assets	Total gross revenues[1]	Total gross expenses[1]	Income before taxes	Net income
International operations:					
Europe (excluding Germany)[2]	346,273	16,430	15,424	1,006	511
North America (primarily U.S.)	212,945	12,547	11,570	977	627
South America	2,867	532	440	92	87
Asia-Pacific[3]	71,928	4,016	3,418	598	262
Total international	**634,013**	**33,525**	**30,852**	**2,673**	**1,487**
Domestic operations (Germany)	**206,055**	**11,234**	**9,878**	**1,356**	**985**
Total	**840,068**	**44,759**	**40,730**	**4,029**	**2,472**
International as a percentage of total above	75 %	75 %	76 %	66 %	60 %

1 Total gross revenues comprise interest revenues and total noninterest revenues (including net commissions and fee revenues). Total gross expenses comprise interest expense, provision for loan losses and total noninterest expenses.

2 Includes balance sheet and income statement data from Africa, which were not material in 2004.

3 Asia-Pacific also includes the Middle East.

[30] DERIVATIVE FINANCIAL INSTRUMENTS AND FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business, the Group enters into a variety of derivative transactions for both trading and nontrading purposes. The Group's objectives in using derivative instruments are to meet customers' needs, to manage the Group's exposure to risks and to generate revenues through trading activities. Derivative contracts used by the Group in both trading and nontrading activities include swaps, futures, forwards, options and other similar types of contracts based on interest rates, foreign exchange rates, credit risk and the prices of equities and commodities (or related indices).

DERIVATIVES HELD OR ISSUED FOR TRADING PURPOSES

The Group trades derivative instruments on behalf of customers and for its own positions. The Group transacts derivative contracts to address customer demands both as a market-maker in the wholesale markets and in structuring tailored derivatives for customers. The Group also takes proprietary positions for its own accounts.

DERIVATIVES HELD OR ISSUED FOR NONTRADING PURPOSES

Derivatives held or issued for nontrading purposes primarily consist of interest rate swaps used to manage interest rate risk. Through the use of these derivatives, the Group is able to modify the volatility and interest rate characteristics of its nontrading interest-earning assets and interest-bearing liabilities. The Group is subject to risk from interest rate fluctuations to the extent that there is a gap between the amount of interest-earning assets and the amount of interest-bearing liabilities that mature or reprice in specified periods. The Group actively manages this interest rate risk through, among other things, the use of derivative contracts. Utilization of derivative financial instruments is modified from time to time within prescribed limits in response to changing market conditions, as well as changes in the characteristics and mix of the related assets and liabilities.

The Group also uses cross-currency interest rate swaps to hedge both foreign currency and interest rate risks from securities available for sale.

For these hedges, the Group applies either fair value or cash flow hedge accounting when appropriate. When hedging only interest rate risk, fair value hedge accounting is applied for hedges of assets or liabilities with fixed interest rates, and cash flow hedge accounting is applied for hedges of floating interest rates. When hedging both foreign currency and interest rate risks, cash flow hedge accounting is applied when all functional-currency-equivalent cash flows have been fixed; otherwise fair value hedge accounting is applied.

For the years ended December 31, 2006, 2005 and 2004, net hedge ineffectiveness from fair value hedges, which is based on changes in fair value resulting from changes in the market price or rate related to the risk being hedged, and amounts excluded from the assessment of hedge effectiveness resulted in losses of € 6 million, € 61 million and € 100 million, respectively. As of December 31, 2006, the longest term cash flow hedge outstanding, excluding hedges of existing variable rate instruments, matures in 2016.

Derivatives entered into for nontrading purposes that do not qualify for hedge accounting are also classified as trading assets and liabilities. These include interest rate swaps, credit derivatives, foreign exchange forwards and cross currency interest rate swaps used to economically hedge interest, credit and foreign exchange risk, but for which it is not cost beneficial to apply hedge accounting.

Net (gains) losses of € (73) million, € (138) million and € 81 million from nontrading equity derivatives used to offset fluctuations in employee share-based compensation expense were included in compensation and benefits for the years ended December 31, 2006, 2005 and 2004, respectively.

DERIVATIVE FINANCIAL INSTRUMENTS INDEXED TO THE GROUP'S OWN SHARES

The Group enters into contracts indexed to Deutsche Bank common shares to acquire shares to satisfy employee share-based compensation awards, and for trading purposes.

At December 31, 2006, the Group had outstanding long-term debt of € 141 million to retail and commercial clients to which embedded derivatives indexed to Deutsche Bank common shares were linked. In some cases the debt will be settled in cash or in shares at the Group's or the counterparty's option. In other cases the debt will be settled in cash or in shares depending on the share price at maturity. The debt matures within five years, with most maturing between three months and one year. At December 31, 2006, the maximum number of shares that could have been delivered was 1.6 million shares at a weighted-average strike price of € 81.23. A € 1 decrease in the price of Deutsche Bank common shares would have increased the value of the debt by € 0.1 million.

At December 31, 2006, the Group had outstanding call options to purchase 2.0 million shares at a weighted-average strike price of € 67.00 per share related to employee share-based compensation awards. The options must be net-cash settled and they mature within three months. The fair value of these options amounted to € 68.7 million at December 31, 2006. A € 1 decrease in the price of Deutsche Bank common shares would have reduced the fair value of these options by € 2.0 million.

Related to trading activities, the following derivative contracts that are indexed to Deutsche Bank common shares are outstanding at December 31, 2006.

Type of contract	Settlement alternative	Maturity	Number of issuer's shares to which contracts are indexed	Weighted-average strike price (in €)	Effect of decrease of share price by € 1 (€ in thousands)	Fair value of contract asset (liability) (€ in thousands)
Purchased options	Net-cash	Up to 3 months	16,835,746	61.62	(12,598)	691,670
		> 3 months – 1 year	11,153,923	101.20	(5,992)	66,945
		> 1 year – 5 years	1,446,094	86.45	(951)	31,304
		More than 5 years	168,033	63.46	(147)	6,292
	Physical[1]	Up to 3 months	1,929,000	92.75	(499)	5,282
		> 3 months – 1 year	12,311,422	77.31	(1,408)	96,029
		> 1 year – 5 years	6,222,261	72.99	(2,460)	123,809
Written options	Net-cash	Up to 3 months	14,836,228	82.17	(121)	(292,504)
		> 3 months – 1 year	11,731,615	100.74	(4,585)	(60,847)
		> 1 year – 5 years	2,418,753	68.77	1,199	(76,393)
		More than 5 years	298,595	70.24	278	(9,007)
	Physical[1]	Up to 3 months	1,144,300	85.98	560	(11,153)
		> 3 months – 1 year	14,252,752	78.06	2,924	(133,871)
		> 1 year – 5 years	5,073,006	80.50	1,200	(63,708)
Futures sold	Net-cash	Up to 3 months	15,600	N/A	–	(15)
Forward purchases	Net-cash	Up to 3 months	15,000,000	100.36	(15,000)	43,867
		> 3 months – 1 year	26,000,000	93.53	(26,000)	188,364
Forward sales	Net-cash	> 3 months – 1 year	21,819,847	39.70	21,820	(1,268,691)
		> 1 year – 5 years	36,731,487	70.53	36,731	(850,809)

N/A – Not applicable
1 The options are subject to collateral requirements.

The above contracts related to trading activities are accounted for as trading assets and liabilities and are thus carried at fair value with changes in fair value recorded in earnings.

FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Group utilizes various lending-related commitments in order to meet the financing needs of its customers. The contractual amount of these commitments is the maximum amount at risk for the Group if the customer fails to meet its obligations. The Group may require collateral to mitigate the credit risk of these commitments. The type and terms of such collateral are determined on an individual basis. Off-balance sheet credit risk amounts are determined without consideration of the value of any related collateral and reflect the total potential loss on undrawn commitments. The table below summarizes the Group's lending-related commitments.

in € m.	Dec 31, 2006	Dec 31, 2005
Irrevocable commitments to extend credit		
For book claims and bills of exchange	156,342	142,874
For guarantees and letters of credit	1,664	1,209
Placement and underwriting commitments	1,202	896
Total *irrevocable* commitments to extend credit	159,208	144,979
Revocable commitments to extend credit	22,798	22,344
Total commitments to extend credit	**182,006**	**167,323**
Commitments to enter into reverse repurchase agreements	48,876	85,660
Commitments to enter into repurchase agreements	28,889	33,563

As of December 31, 2006 and 2005, the Group had commitments to contribute capital to equity method and other investments totaling € 395 million and € 279 million, respectively.

The Group also enters regularly into various guarantee and indemnification agreements in the normal course of business. Probable losses under these agreements are provided for as part of other liabilities. The principal guarantees and indemnifications that the Group enters into are the following:

— Financial guarantees, standby letters of credit and performance guarantees (including indemnification for the effect of income taxes that may have to be paid by counterparties on certain transactions entered into with the Group) with a carrying amount of € 308 million and € 573 million and with maximum potential payments of € 39.4 billion and € 31.6 billion as of December 31, 2006 and 2005, respectively, generally require the Group to make payments to the guaranteed party based on another's failure to meet its obligations or to perform under an obligating agreement. Most of these guarantees (€ 24.3 billion) mature within five years; for € 3.9 billion the duration is more than five years; € 11.2 billion are cancelable at any time by the Group or the counterparty. These guarantees are collateralized with cash, securities and other collateral of € 9.6 billion and € 9.4 billion as of December 31, 2006 and 2005, respectively.
— The Group offers clients certain investment fund products with a market value guarantee feature. Such market value guarantees represent assurances under which, for example, initial investment values or, in the case of subsequent higher fund net asset values, those higher values, are guaranteed at levels as defined under the relevant agreements. As of December 31, 2006 and 2005, the maximum potential amount of future payments of the market value guarantees was € 18.1 billion and € 15.6 billion, respectively, which represents the total value guaranteed under the respective agreements. The value of those investment fund products as of December 31, 2006 and December 31, 2005 was € 18.6 billion and € 15.8 billion, respectively.
— Certain written put options require the Group to purchase specified assets at an agreed price at the election of the holder of the option. Put options which permit cash settlement and do not require the holder of the option to own the underlying asset are not considered guarantees as described in FIN 45. The carrying amount and maximum potential payments of written puts that are considered guarantees, as of December 31, 2006, was € 1.4 billion and € 38.6 billion, respectively. The carrying amount and maximum potential payments of such written puts as of December 31, 2005 was € 2.5 billion and € 20.8 billion, respectively. Of the December 31, 2006 maximum potential payments, € 21.3 billion mature within one year, € 13.0 billion mature in more than one year and up to five years and € 4.3 billion mature in more than five years.
— As of December 31, 2006, credit derivatives with positive market values that are considered to be guarantees under FIN 45 had a carrying and maximum potential payment amount of € 443 million and € 7.3 billion, respectively. Of the latter amount, € 3.0 billion mature in up to five years and € 4.3 billion mature in more than five years. Typically the Group does not receive collateral for these contracts. As of December 31, 2005, the carrying amount and maximum potential payments of credit derivatives with positive market values was € 663 million and € 7.8 billion, respectively. As of December 31, 2006 the carrying amount and maximum potential payments of credit derivatives with negative market values was € 0.2 million and € 741 million, respectively. All of them mature in more than five years. In 2005, the Group had no guarantees of this type with negative market values. Certain credit derivatives which permit cash settlement and do not require the buyer of credit protection to own the reference asset are not considered to be guarantees as described in FIN 45.
— As part of the acquisition of the Tilney Group Limited, consideration of € 45.6 million was deferred subject to the acquired entities performance exceeding certain targets over the next three years. When it is believed to be determinable beyond reasonable doubt that these targets will be met, this additional consideration will be recognized. In addition, consideration of € 4.5 million has been deferred pending certain defined costs and/or claims not occurring within the next two years.

[31] CONCENTRATIONS OF CREDIT RISK

The Group is exposed to credit risk arising from all transactions that give rise to actual, contingent or potential claims against a counterparty. Significant concentrations of credit risk exist where the Group has material exposures to a number of counterparties with similar economic characteristics, or who are engaged in comparable activities, where these similarities may cause their ability to meet contractual obligations to be affected in the same manner by changes in economic or industry conditions. A concentration of credit risk may also exist at an individual counterparty level.

In order to monitor and manage credit risks, the Group uses a comprehensive range of quantitative tools and metrics. Credit limits relating to counterparties, countries, products and other factors set the maximum credit exposures the Group is willing to assume over specified periods. The Group's credit policies also establish procedures (including lower approval thresholds and approval from more senior personnel) for exceptional cases when it may assume exposures beyond established limits.

The Group's largest concentrations of credit risk are in Western Europe and North America, with a significant share in tradable assets. For loans, the Group has significant concentration in Western Europe, principally in the Group's home market Germany, which includes most of the Group's mortgage lending business. There is further industry concentration in banks and insurance as well as the public sector, mainly from tradable assets and investment-grade OTC derivatives.

[32] FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments" ("SFAS 107") requires the disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. Quoted market prices, when available, are used as the measure of fair value. In cases where quoted market prices are not available, fair values are based on present value estimates or other valuation techniques. These derived fair values are significantly affected by assumptions used, principally the timing of future cash flows and the discount rate. Because assumptions are inherently subjective in nature, the estimated fair values cannot be substantiated by comparison to independent market quotes and, in many cases, the estimated fair values would not necessarily be realized in an immediate sale or settlement of the instrument. The disclosure requirements of SFAS 107 exclude certain financial instruments and all nonfinancial instruments (e.g., franchise value of businesses). Accordingly, the aggregate fair value amounts presented do not represent management's estimation of the underlying value of the Group.

The following are the estimated fair values of the Group's financial instruments recognized on the Consolidated Balance Sheet, followed by a general description of the methods and assumptions used to estimate such fair values.

	Carrying amount		Fair value	
in € m.	Dec 31, 2006	Dec 31, 2005	Dec 31, 2006	Dec 31, 2005
Financial assets:				
Cash and due from banks	7,009	6,571	7,009	6,571
Interest-earning deposits with banks	19,470	11,963	19,501	11,968
Central bank funds sold and securities purchased under resale agreements and securities borrowed	247,029	232,118	246,918	232,094
Trading assets	516,839	448,393	516,839	448,393
Securities available for sale	22,054	21,675	22,054	21,675
Other investments	1,443	2,329	1,687	2,408
Loans (excluding leases), net	165,297	148,549	166,107	150,904
Other financial assets	120,850	86,493	120,700	86,707
Financial liabilities:				
Noninterest-bearing deposits	30,387	30,005	30,387	30,005
Interest-bearing deposits	378,395	350,782	377,975	350,746
Trading liabilities	218,854	194,347	218,854	194,347
Central bank funds purchased and securities sold under repurchase agreements and securities loaned	210,369	168,105	210,264	168,078
Other short-term borrowings	19,793	20,549	19,794	20,538
Other financial liabilities	86,587	67,670	86,657	67,537
Long-term debt	132,495	113,554	132,846	113,803

METHODS AND ASSUMPTIONS

For short-term financial instruments, defined as those with remaining maturities of 90 days or less, the carrying amounts were considered to be a reasonable estimate of fair value. The following instruments were predominantly short-term.

Assets	Liabilities
Cash and due from banks	Interest-bearing deposits
Central bank funds sold and securities purchased under resale agreements and securities borrowed	Central bank funds purchased and securities sold under repurchase agreements and securities loaned
Interest-earning deposits with banks	Other short-term borrowings
Other financial assets	Other financial liabilities

For those components of the financial instruments listed above with remaining maturities greater than 90 days, fair value was determined by discounting contractual cash flows using rates which could be earned for assets with similar remaining maturities and, in the case of liabilities, rates at which the liabilities with similar remaining maturities could be issued as of the balance sheet date.

Trading assets (including derivatives), trading liabilities and securities available for sale are carried at their fair value.

For short-term loans and variable rate loans which reprice within 90 days, the carrying value was considered to be a reasonable estimate of fair value. For those loans for which quoted market prices were available, fair value was based on such prices. For other types of loans, fair value was estimated by discounting future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. In addition, the specific loss component of the allowance for loan losses, including recoverable amounts of collateral, was considered in the fair value determination of loans. Other investments consist primarily of investments in equity instruments (excluding, in accordance with SFAS 107, investments accounted for under the equity method).

Other financial assets consisted primarily of cash/margin receivables, receivables from prime brokerage, pending securities transactions past settlement date and loans held for sale, net.

Noninterest-bearing deposits do not have defined maturities. Fair value represents the amount payable on demand as of the balance sheet date.

Other financial liabilities consisted primarily of cash/margin payables, payables from prime brokerage, pending securities transactions past settlement date and accrued expenses.

The fair value of long-term debt was estimated by using market quotes, as well as discounting the remaining contractual cash flows using a rate at which the Group could issue debt with a similar remaining maturity as of the balance sheet date.

The fair value of commitments to extend credit was estimated by using market quotes. On this basis, at December 31, 2006, the fair value of commitments to extend credit approximated the allowance for these commitments of € 104 million.

[33] LITIGATION

ENRON LITIGATION. Deutsche Bank AG and certain of its affiliates are collectively involved in a number of lawsuits arising out of their banking relationship with Enron Corp., its subsidiaries and certain Enron-related entities ("Enron"). These lawsuits include a class action brought on behalf of shareholders of Enron, captioned Newby v. Enron Corp., which purported to allege claims against, among others, Deutsche Bank AG and certain of its affiliates under federal securities laws. On June 5, 2006, the court dismissed all of the claims in the Newby action against Deutsche Bank AG and its affiliates. On June 21, 2006, the lead plaintiff in Newby filed a motion requesting the court to reconsider the dismissal of Deutsche Bank AG and its affiliates from Newby. On February 8, 2007, the court denied the lead plaintiffs motion for reconsideration.

Also, an adversary proceeding has been brought by Enron in the bankruptcy court against, among others, Deutsche Bank AG and certain of its affiliates. In this proceeding, Enron seeks damages from the Deutsche Bank entities under various common law theories, seeks to avoid certain transfers to the Deutsche Bank entities as preferential or fraudulent, and seeks to subordinate certain of the claims made by the Deutsche Bank entities in the Enron bankruptcy.

In addition to Newby and the adversary proceeding described above, there are individual actions brought in various courts by Enron investors and creditors alleging federal and state law claims against Deutsche Bank AG and certain of its affiliates.

TAX-RELATED PRODUCTS. Deutsche Bank AG, along with certain affiliates, and current and former employees (collectively referred to as "Deutsche Bank"), have collectively been named as defendants in a number of legal proceedings brought by customers in various tax-oriented transactions. Deutsche Bank provided financial products and services to these customers, who were advised by various accounting, legal and financial advisory professionals. The customers claimed tax benefits as a result of these transactions, and the United States Internal Revenue Service has rejected those claims. In these legal proceedings, the customers allege that the professional advisors, together with Deutsche Bank, improperly misled the customers into believing that the claimed tax benefits would be upheld by the Internal Revenue Service. The legal proceedings are pending in numerous state and federal courts and in arbitration, and claims against Deutsche Bank are alleged under both U.S. state and federal law. Many of the claims against Deutsche Bank are asserted by individual customers, while others are asserted on behalf of a putative customers class. No litigation class has been certified as against Deutsche Bank. Approximately 54 legal proceedings have been resolved and dismissed with prejudice as against Deutsche Bank. Approximately 30 other legal proceedings remain pending as against Deutsche Bank and are currently at various pre-trial stages, including discovery.

The United States Department of Justice ("DOJ") is also conducting a criminal investigation of tax-oriented transactions that were executed from approximately 1997 through 2001. In connection with that investigation, DOJ has sought various documents and other information from Deutsche Bank and has been investigating the actions of various individuals and entities, including Deutsche Bank, in such transactions. In the latter half of 2005, DOJ brought criminal charges against numerous individuals based on their participation in certain tax-oriented transactions while employed by entities other than Deutsche Bank. In the latter half of 2005, DOJ also entered into a Deferred Prosecution Agreement with an accounting firm (the "Accounting Firm"), pursuant to which DOJ agreed to defer prosecution of a criminal charge against the Accounting Firm based on its participation in certain tax-oriented transactions provided that the Accounting Firm satisfied the terms of the Deferred Prosecution Agreement. On February 14, 2006, DOJ announced that it had entered into a Deferred Prosecution Agreement with a financial institution (the "Financial Institution"), pursuant to which DOJ agreed to defer prosecution of a criminal charge against the Financial Institution based on its role in providing financial products and services in connection with certain tax-oriented transactions provided that the Financial Institution satisfied the terms of the Deferred Prosecution Agreement. Deutsche Bank provided similar financial products and services in certain tax-oriented transactions that are the same or similar to the tax-oriented transactions that are the subject of the above-referenced criminal charges. Deutsche Bank also provided financial products and services in additional tax-oriented transactions as well. DOJ's criminal investigation is on-going.

KIRCH LITIGATION. In May 2002, Dr. Leo Kirch personally and as an assignee initiated legal action against Dr Breuer and Deutsche Bank AG alleging that a statement made by Dr. Breuer (then the Spokesman of Deutsche Bank's Management Board) in an interview with Bloomberg television on February 4, 2002 regarding the Kirch Group was in breach of laws and financially damaging to Kirch. On January 24, 2006 the German Federal Supreme Court sustained the action for the declaratory judgment only in respect of the claims assigned by the PrintBeteiligungs GmbH. Such action and judgment did not require a proof of any loss caused by the statement made in the interview. PrintBeteiligungs GmbH is the only company of the Kirch Group which was a borrower of Deutsche Bank. Claims by Kirch personally and by the group holding company, TaurusHolding GmbH & Co. KG, were dismissed. To be awarded a judgment for damages against Deutsche Bank AG, Dr. Kirch would have to file a new lawsuit; in such proceedings he would have to prove that the statement caused financial damages to PrintBeteiligungs GmbH and the amount thereof. We received a letter claiming damage in the amount of € 1.4 billion plus interest. In this letter the causality in respect of the basis and scope of the claimed damages was not substantiated.

In 2003 Dr. Kirch instituted legal action in the Supreme Court of the State of New York in which he seeks the award of compensatory and punitive damages based upon Dr. Breuer's interview. Upon introduction of additional plaintiffs and referral to the U.S. District Court for the Southern District of New York, the case was dismissed on September 24, 2004. The plaintiffs appealed this decision. On June 5, 2006, the U.S. Court of Appeals for the Second Circuit partly confirmed the dismissal of the claims and otherwise remanded the case to the court of first instance to decide for the remaining claims whether New York was an inconvenient forum or whether they have already been decided. Thereafter, the U.S. District Court for the Southern District of New York dismissed the case on the basis that New York was an inconvenient forum. The dismissal has become final.

On December 31, 2005 the KGL Pool GmbH filed a lawsuit against Deutsche Bank and Dr. Breuer. The lawsuit is based on alleged claims assigned from various subsidiaries of the former Kirch Group. The KGL Pool GmbH is also a plaintiff in the above mentioned case in the U.S. and seeks a declaratory judgment to the effect that Deutsche Bank AG and Dr. Breuer are jointly and severally liable for damages as a result of the interview statement and the behavior of Deutsche Bank in respect of several subsidiaries of the Kirch Group. We received a letter claiming damages in the amount of € 2 billion plus interest. In this letter the causality in respect of the basis and scope of the claimed damages was not substantiated.

PHILIPP HOLZMANN AG. Philipp Holzmann AG ("Holzmann") was a major German construction firm which filed for insolvency in March 2002. Deutsche Bank had been a major creditor bank and holder of an equity interest of Holzmann for many decades, and, from April 1997 until April 2000, a former member of Deutsche Bank AG's Management Board was the Chairman of its Supervisory Board. When Holzmann had become insolvent at the end of 1999, a consortium of banks led by Deutsche Bank participated in late 1999 and early 2000 in a restructuring of Holzmann that included the banks' extension of a credit facility, participation in a capital increase and exchange of debt into convertible bonds. The restructuring package amounted to about € 1.6 billion, of which Deutsche Bank's participation was € 547 million. In March 2002, Holzmann and several of its subsidiaries, including in particular imbau Industrielles Bauen GmbH ("imbau"), filed for insolvency. As a result of this insolvency, the administrators for Holzmann and for imbau and a group of bondholders have informed Deutsche Bank that they are asserting claims against it because of its role as lender to the Holzmann group prior to and after the restructuring and as leader of the consortium of banks which supported the restructuring. The purported claims include claims that amounts repaid to the banks constituted voidable preferences that should be returned to the insolvent entities and claims of lender liability resulting from the banks' support for an allegedly infeasible restructuring. Although Deutsche Bank is in ongoing discussions, several parties have filed lawsuits against it.

The administrator for imbau filed a lawsuit against Deutsche Bank in August 2004 alleging that payments (including interest) of € 77 million received by Deutsche Bank in respect of a loan extended to imbau until 1998 and in connection with a real estate transaction that was part of the restructuring constituted voidable preferences that should be returned to the insolvent entity. Several bondholders filed a lawsuit against Deutsche Bank in December 2005 seeking damages of € 53 million because of its allegedly unlawful support of Holzmann's 1999/2000 restructuring. Additionally, Gebema N.V. filed a lawsuit in 2000 seeking compensation for alleged damages of € 187 million against Deutsche Bank alleging deficiencies in the offering documents based on which Gebema N.V. had invested in equity and convertible bonds of Holzmann in 1998.

GENERAL. Due to the nature of its business, Deutsche Bank Group is involved in litigation, arbitration and regulatory proceedings in Germany and in a number of jurisdictions outside Germany, including the United States, arising in the ordinary course of business, including as specifically described above. In accordance with applicable accounting requirements, the Group provides for potential losses that may arise out of contingencies, including contingencies in respect of such matters, when the potential losses are probable and estimable. Contingencies in respect of legal matters are subject to many uncertainties and the outcome of individual matters is not predictable with assurance. Significant judgment is required in assessing probability and making estimates in respect of contingencies, and the Group's final liabilities may ultimately be materially different. The Group's total liability recorded in respect of litigation, arbitration and regulatory proceedings is determined on a case-by-case basis and represents an estimate of probable losses after considering, among other factors, the progress of each case, the Group's experience and the experience of others in similar cases, and the opinions and views of legal counsel. Predicting the outcome of the Group's litigation matters is inherently difficult, particularly in cases in which claimants seek substantial or indeterminate damages. Although the final resolution of any such matters could have a material effect on the Group's consolidated operating results for a particular reporting period, the Group believes that it should not materially affect its consolidated financial position. In respect of each of the matters specifically described above, each of which consists of a number of claims, it is the Group's belief that the reasonably possible losses relating to such claim in excess of its provisions are either not material or not estimable.

[34] TERRORIST ATTACKS IN THE UNITED STATES

As a result of the terrorist attacks in the United States on September 11, 2001, several of the Group's office buildings as well as a leased property were severely damaged or destroyed. Costs incurred by the Group as a result of the terrorist attacks include, but are not limited to, write-offs of fixed assets, expenses incurred to replace fixed assets that were damaged, relocation expenses, and expenses incurred to secure and maintain the damaged properties. The Group made claims for these costs through its insurance policies.

During 2006, the Group reached a final settlement with the two remaining insurers. Settlements were agreed with two other insurers in prior years. The final settlement resolved all outstanding claims and resulted in the receipt of U.S.$ 150 million as of December 31, 2006. Through December 31, 2006, the Group received aggregated payments from the four insurers and the Lower Manhattan Development Corporation ("LMDC") totaling U.S.$ 1.0 billion. During 2004, the LMDC purchased from the Group, for U.S.$ 90 million, the 130 Liberty Street land and building, which was severely damaged on September 11, 2001. These proceeds for the resolved portions of its claims exceeded the total amount of the net receivable on the balance sheet for asset write-offs, and environmental, consulting, and other costs. The final settlement for the equivalent of approximately € 125 million was recorded as revenues for the year ended December 31, 2006. The net insurance reimbursements and proceeds of the sale of the property at 130 Liberty Street resulted in a benefit of € 39 million and € 51 million for the years ended December 31, 2005 and 2004, respectively.

[35] SUPPLEMENTARY INFORMATION TO THE CONSOLIDATED FINANCIAL STATEMENTS ACCORDING TO § 292A HGB

As a condition for the exemption under Section 292a German Commercial Code (HGB) in the version effective until December 9, 2004 in connection with Article 57 para. 1 of the Introductory Act to the German Commercial Code (EGHGB), group accounts following U.S. GAAP must be prepared in conformity with the disclosure requirements of the European Union. The Consolidated Financial Statements of Deutsche Bank are in accordance with the Directives 83/349/EWG and 86/635/EWG with regard to the following information. These supplementary comments and disclosures do not refer definitely to items of our profit & loss or balance sheet formats according to U.S. GAAP. E.g. the item "Loans and advances to customers" is composed inter alia of partial amounts of loans, net, securities borrowed, securities purchased under resale agreements, and other assets.

TREASURY BILLS AND OTHER BILLS ELIGIBLE FOR REFINANCING WITH CENTRAL BANKS

in € m.	Dec 31, 2006	Dec 31, 2005
Treasury bills and similar securities	69,519	56,122
Other bills eligible for refinancing with central banks	619	1,062
Total	**70,138**	**57,184**

LOANS AND ADVANCES TO CREDIT INSTITUTIONS AND CUSTOMERS

in € m.	Dec 31, 2006	Dec 31, 2005
Loans and advances to credit institutions	**141,563**	**122,900**
Repayable on demand	65,225	58,433
Remaining maturity of		
up to three months	63,586	50,971
more than three months and up to one year	6,309	6,775
more than one year and up to five years	3,232	4,119
more than five years	3,211	2,602
Loans and advances to customers	**423,031**	**369,451**
Remaining maturity of		
up to three months	270,517	248,732
more than three months and up to one year	26,407	21,640
more than one year and up to five years	48,617	40,509
more than five years	77,490	58,570

DEBT SECURITIES AND OTHER FIXED-INCOME SECURITIES

in € m.	Dec 31, 2006	Dec 31, 2005
Issued by public-sector issuers	43,686	56,336
Issued by other issuers	193,483	164,308
Total	**237,169**	**220,644**

STRUCTURE AND DEVELOPMENT OF OTHER INVESTMENTS

in € m.	Equity method investments	Other equity investments	Total
Acquisition cost:			
as of Jan 1, 2006	5,058	2,376	7,434
Impairment	(5)	(8)	(13)
change in the group of consolidated companies	55	4	59
effects of exchange rate changes	(42)	(1)	(43)
Additions	2,816	609	3,425
Transfers	(171)	211	40
Disposals	(3,973)	(1,520)	(5,493)
as of Dec 31, 2006	3,738	1,671	5,409
Amortization:			
as of Jan 1, 2006	52	–	52
change in the group of consolidated companies	–	–	–
effects of exchange rate changes	1	–	1
Additions	–	–	–
Transfers	–	–	–
Disposals	–	–	–
as of Dec 31, 2006	53	–	53
Book values:			
as of Dec 31, 2006	3,685	1,671	5,356

Shareholdings in banks held at equity amounted to € 38 million (2005: € 1,932 million). Other equity investments included participating interests in the amount of € 911 million (2005: € 818 million), of which € 142 million (2005: € 1 million) related to investments in banks.

The list of shareholdings is deposited with the electronic Federal Gazette, but can also be ordered free of charge.

LOANS FROM AND ADVANCES AND LIABILITIES TO PARTICIPATING INTERESTS AND INVESTMENTS HELD AT EQUITY

Loans from and advances to participating interests and investments held at equity, trading assets related to these investees as well as debt securities available for sale issued by these investees amounted to € 3,690 million (2005: € 4,564 million).

Liabilities to participating interests and investments held at equity as well as trading liabilities related to these investees were € 7,254 million (2005: € 5,011 million).

INTANGIBLE ASSETS AND PREMISES AND EQUIPMENT

Land and buildings with a book value totaling € 1,995 million (2005: € 1,956 million) were used within the scope of our own activities.

in € m.	Goodwill	Other intangible assets	Premises and equipment	Total
Cost of acquisition/manufacture:				
as of Jan 1, 2006	9,350	1,311	8,903	19,564
Impairment	(31)	–	(8)	(39)
change in the group of consolidated companies	724	192	(975)	(59)
effects of exchange rate changes and other	(683)	(132)	(248)	(1,063)
Additions	–	53	971	1,024
Transfers	–	–	(11)	(11)
Disposals	–	(6)	(724)	(730)
as of Dec 31, 2006	9,360	1,418	7,908	18,686
Amortization/depreciation:				
as of Jan 1, 2006	2,305	113	3,824	6,242
change in the group of consolidated companies	(1)	–	(108)	(109)
effects of exchange rate changes and other	(88)	(11)	(96)	(195)
Additions	–	49	477	526
Transfers	–	–	(13)	(13)
Disposals	–	–	(325)	(325)
as of Dec 31, 2006	2,216	151	3,759	6,126
Book value:				
as of Dec 31, 2006	7,144	1,267	4,149	12,560

SUBORDINATED ASSETS

The total amount of subordinated assets was € 2,965 million (2005: € 4,539 million).

LIABILITIES TO CREDIT INSTITUTIONS AND CUSTOMERS

in € m.	Dec 31, 2006	Dec 31, 2005
Amounts owed to credit institutions	**397,969**	**339,226**
Repayable on demand	268,696	210,504
With agreed maturity date or period of notice		
up to three months	103,670	106,843
more than three months and up to one year	12,872	8,241
more than one year and up to five years	5,859	6,198
more than five years	6,872	7,440
Savings deposits	**32,547**	**29,127**
With agreed period of notice		
up to three months	24,719	23,485
more than three months and up to one year	6,367	4,215
more than one year and up to five years	1,441	1,402
more than five years	20	25
Other liabilities to customers	**363,156**	**319,704**
Repayable on demand	171,069	162,457
With agreed maturity date or period of notice		
up to three months	148,041	128,772
more than three months and up to one year	14,058	7,911
more than one year and up to five years	12,117	8,503
more than five years	17,871	12,061
Debt securities issued	**99,230**	**85,232**
Other liabilities evidenced by paper	**62,427**	**58,321**
Remaining maturity of		
up to three months	32,469	26,484
more than three months and up to one year	23,454	27,736
more than one year and up to five years	5,320	2,927
more than five years	1,184	1,174

SUBORDINATED LIABILITIES

The following table shows the significant subordinated liabilities.

Currency	Amount	Issuer/type	Interest rate	Maturity
EUR	750,000,000.–	Deutsche Bank AG, callable note of 2002	var. 5.38 %	Mar 27, 2012
EUR	1,100,000,000.–	Deutsche Bank AG, bond of 2003	5.13 %	Jan 31, 2013
EUR	1,000,000,000.–	Deutsche Bank AG, bond of 2004	var. 3.88 %	Jan 16, 2014
EUR	750,000,000.–	Deutsche Bank AG, bond of 2005	var. 3.91 %	Sep 22, 2015
EUR	1,000,000,000.–	DB Capital Funding LLC IV, Wilmington/USA, Issue proceeds passed on to Deutsche Bank AG	5.33 %	Sep 19, 2023
EUR	900,000,000.–	DB Capital Funding LLC VI, Wilmington/USA, Issue proceeds passed on to Deutsche Bank AG	6.00 %	Jan 28, 2035
US-$	800,000,000.–	Deutsche Bank Financial Inc., Dover/USA, "Yankee"-bond of 2003	5.38 %	Mar 2, 2015
US-$	800,000,000.–	DB Capital Funding LLC VII, Wilmington/USA, Issue proceeds passed on to Deutsche Bank AG	5.63 %	Jan 19, 2036
US-$	650,000,000.–	DB Capital Funding LLC I, Wilmington/USA, Issue proceeds passed on to Deutsche Bank AG	7.87 %	Jun 30, 2009
US-$	600,000,000.–	DB Capital Funding LLC VIII, Wilmington/USA, Issue proceeds passed on to Deutsche Bank AG	6.38 %	perpetual

For the above subordinated liabilities there is no premature redemption obligation on the part of the issuers. In case of liquidation or insolvency, the claims and interest claims resulting from these liabilities are subordinate to those claims of all creditors of the issuers that are not also subordinated. These conditions also apply to the subordinated borrowings not specified individually.

FOREIGN CURRENCY

The table shows the effects of exchange rate changes on the balance sheet.

in € m.	Dec 31, 2006	Dec 31, 2005
Foreign currency assets	769,700	663,500
thereof U.S.$	481,500	436,800
Foreign currency liabilities (excluding capital and reserves)	653,900	580,700
thereof U.S.$	408,500	350,000
Change in total assets owing to parity changes for foreign currencies[1]	(76,800)	97,400
thereof due to U.S.$	(75,600)	67,900

1 Based on the asset side.

TRUST ACTIVITIES

TRUST ASSETS

in € m.	Dec 31, 2006	Dec 31, 2005
Interest-earning deposits with banks	627	904
Securities available for sale	64	65
Loans	6,914	8,402
Others	1,488	1,458
Total	**9,093**	**10,829**

TRUST LIABILITIES

in € m.	Dec 31, 2006	Dec 31, 2005
Deposits	4,110	5,950
Long-term debt	3,460	3,309
Others	1,523	1,570
Total	**9,093**	**10,829**

INTEREST REVENUES

Interest revenues include interest income from debt securities available for sale and other investments in the amount of € 787 million (2005: € 602 million).

DIVIDEND INCOME FROM SECURITIES AVAILABLE FOR SALE AND OTHER INVESTMENTS

Dividend income from securities available for sale and other investments amounted to € 206 million (2005: € 264 million). Included in this figure is dividend income on equity securities available for sale in the amount of € 128 million (2005: € 223 million).

COMMISSION INCOME

Commissions receivable amounted to € 13,874 million (2005: € 12,406 million) and commissions payable to € 2,330 million (2005: € 2,317 million), especially in securities business and for asset management.

The following administration and agency services were provided for third parties: custodian, asset management, administration of trust assets, referral of mortgages, insurance policies and property finance agreements, as well as mergers & acquisitions.

STAFF COSTS

in € m.	2006	2005
Wages and salaries	10,818	9,315
Social security costs	1,831	1,678
thereof: those relating to pensions	554	450
Total	**12,649**	**10,993**

OTHER OPERATING INCOME AND EXPENSES

Other income from ordinary activities consisted, among other things, of recoveries of loan losses from successful workout activities, income from loans held for sale and amounts received from the settlement of insurance claims in respect of business interruption losses and costs related to the terrorist attacks of September 11, 2001 in the United States. These items were partly offset by losses from qualifying hedges.

Other current expenses from ordinary activities consisted, among other things, of net losses from operational risks, other taxes, a goodwill impairment charge related to a fully consolidated private equity investment and sundry other items.

RESULT FROM FINANCIAL INVESTMENTS

in € m.	2006	2005
Result from securities available for sale	407	1,055
Result from other investments[1]	252	186
Total	**659**	**1,241**

1 Excluding investments held at equity and investments held by designated investment companies.

EXTRAORDINARY ITEMS

There are no extraordinary items to be reported for 2006 and 2005.

MANAGEMENT BOARD AND SUPERVISORY BOARD

In 2006, the total compensation of the Management Board was € 32,901,538.29 (2005: € 28,716,909), thereof € 28,294,058 (2005: € 24,560,000) for variable components. The aggregate compensation taking into account the expense booked in the financial year for long-term incentive components granted in the financial year and in previous years amounted to € 26,835,169.

Former members of the Management Board of Deutsche Bank AG or their surviving dependents received € 27,453,020.59 (2005: € 17,318,339). In addition to a fixed payment of € 1,157,680 (2005: € 1,124,620) (including value-added tax), the Supervisory Board received dividend-related emoluments totaling € 2,773,076.67 (2005: € 1,485,670).

Provisions for pension obligations to former members of the Management Board and their surviving dependents totaled € 193,366,824 (2005: € 191,854,101).

At the end of 2006, loans and advances granted and contingent liabilities assumed for members of the Management Board amounted to € 1,219,000 (2005: € 885,200) and for members of the Supervisory Board of Deutsche Bank AG to € 1,567,000 (2005: € 427,300).

STAFF

The average number of effective staff employed in 2006 was 65,745 (2005: 64,036) of whom 27,510 (2005: 27,004) were women. Part-time staff is included in these figures proportionately. An average of 39,451 (2005: 37,253) staff members worked abroad.

OTHER PUBLICATIONS

The list of mandates gives details of mandates in Germany and abroad. It can be obtained free of charge.

RECONCILIATION COMMENTS

Differences in accounting and measurement methods in the Consolidated Financial Statements: U.S. GAAP compared to German Commercial Code (HGB).

TRADING ASSETS. Trading assets include securities held for trading purposes and positive market values from outstanding derivative financial instruments.

TRADING LIABILITIES. Trading liabilities comprise short positions and negative market values from derivative financial instruments.

TRADING ACTIVITIES IN THE ANNUAL FINANCIAL STATEMENTS ACCORDING TO HGB. In accordance with statements by the Banking Committee of the Institute of Auditors in Germany (IDW Institut der Wirtschaftsprüfer in Deutschland e.V.) and common practice, it is permissible to account for financial instruments at market values under certain conditions. In this context, the financial instruments are combined as valuation units in portfolios and reported at market values subject to value compensation and a markdown for risk (value-at-risk).

Financial instruments are included in the corresponding balance sheet items. As a result, positive market values from derivative financial instruments are reported under sundry assets and negative market values from derivative financial instruments under sundry liabilities.

NETTING IN TRADING ACTIVITIES. Trading assets and trading liabilities are netted if there is an enforceable master netting agreement. Similarly, positive and negative market values from derivative financial instruments with the same counterparty are netted under existing master netting agreements. Furthermore, long and short positions in a marketable security are also reported net (so-called "CUSIP/ISIN netting").

In the Annual Financial Statements according to HGB, netting of trading activities is basically not allowed. This applies in particular to the netting of positive and negative market values on the basis of master netting agreements. An exception to this is the so-called CUSIP/ISIN netting.

SECURITIES AVAILABLE FOR SALE. Financial assets classified as securities available for sale are carried at fair value, whereby, unrealized gains and losses are reported within "shareholders' equity" and realized gains and losses are recorded in earnings. Under the German Commercial Code these holdings are carried at lower-of-cost-or-market on the balance sheet.

GOODWILL. Under U.S. GAAP, goodwill is not amortized but tested for impairment on an ongoing basis. Under the German Commercial Code and German Accounting Standards, goodwill is amortized over a period of up to 20 years.

PREMISES AND EQUIPMENT

TAX BASES. Premises and equipment are not reported based on the tax value in the U.S. GAAP financial statements. As a result, premises and equipment are usually carried at a higher value compared with statements prepared under the German Commercial Code.

SOFTWARE COSTS. Certain costs for self-developed software are capitalized if the specific conditions of U.S. GAAP are fulfilled. Under the German Commercial Code, all construction costs related to self-developed software are expensed as incurred if not subject to the exceptions issued by the Bundesministerium der Finanzen (German Ministry of Finance).

PROVISIONS

FOR PENSION PLANS AND SIMILAR OBLIGATIONS. Forecasted salary growth is taken into account in the actuarial calculation of pension provisions. Effects of plan amendments on the pension liability are deferred and not fully recognized in P&L immediately. Also, market interest rates are utilized.

In case of pension trusts whose designated trust assets serve solely to secure the long-term pension commitments made by the bank and therefore are segregated from the bank's other operating assets, the pension liabilities are offset with the designated plan assets for reporting purposes. The corresponding profit components are also offset. The German Commercial Code does not allow such offsetting for balance sheet and P&L reporting purposes.

DEFERRED TAXES. Deferred taxes are recorded in accordance with the balance sheet-related temporary differences concept whereby the carrying amounts of individual assets and liabilities in the balance sheet are compared with the values for tax purposes. Temporary differences between these values result in deferred tax assets or deferred tax liabilities. On the other hand, tax deferrals according to the German Commercial Code are only admissible as timing differences between commercial-law results and the profit to be calculated in accordance with tax regulations.

OWN BONDS/OWN SHARES. Repurchased own bonds are extinguished. Differences between cost and issuing value are recognized in the statement of income. Own shares (treasury shares) are deducted from shareholders' equity with their acquisition cost. Gains and losses are directly attributed to additional paid-in capital/retained earnings.

MINORITY INTERESTS. Minority interests are reported as other liabilities.

TRUST BUSINESS. In accordance with its economic content, trust business which the bank transacts in its own name, but for third-party account, is not reported on the face of the balance sheet.

[36] CORPORATE GOVERNANCE

Deutsche Bank AG has approved the Declaration of Conformity in accordance with § 161 of the German Corporation Act (AktG) and made it accessible to shareholders.

[37] PRINCIPAL ACCOUNTING FEES AND SERVICES

The table below gives a breakdown of the fees charged by our auditors for the 2006 and 2005 financial year:

Fee category in € m.	2006	2005
Audit fees	44	42
thereof to KPMG Germany	18	22
Audit-related fees	10	9
thereof to KPMG Germany	4	4
Tax fees	7	8
thereof to KPMG Germany	3	2
Total fees	**61**	**59**

For further information please refer to our Corporate Governance Report.

[38] MANAGEMENT BOARD IN THE REPORTING YEAR

JOSEF ACKERMANN
Chairman

HUGO BÄNZIGER (from May 4, 2006)

CLEMENS BÖRSIG (until May 3, 2006)

ANTHONY DI IORIO (from May 4, 2006)

TESSEN VON HEYDEBRECK

HERMANN-JOSEF LAMBERTI

Statement by the Management Board

The Management Board of Deutsche Bank AG is responsible for the Consolidated Financial Statements. They have been prepared in accordance with accounting principles generally accepted in the United States of America and thus fulfill the conditions of § 292a German Commercial Code in the version effective until December 9, 2004 for exemption from preparation of consolidated financial statements in accordance with German commercial law. In addition, the disclosure requirements of the European Union have been met.

The responsibility for correct accounting requires an efficient internal management and control system and a functioning audit apparatus. Deutsche Bank's internal control system is based on written communication of policies and procedures governing structural and procedural organization, enlarged risk controlling for default and market risks as well as the segregation of duties. It covers all business transactions, assets and records. Deutsche Bank's audit is carried out in accordance with the extensive audit plans covering all divisions of the Group and also including compliance with the organizational terms of reference.

KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft audited the Consolidated Financial Statements in accordance with German auditing regulations, and in supplementary compliance with auditing standards generally accepted in the United States of America and issued an unqualified opinion. KPMG Deutsche Treuhand-Gesellschaft and the Audit Department of Deutsche Bank had free access to all documents needed in the course of their audits for an evaluation of the Consolidated Financial Statements and for an assessment of the appropriateness of the internal control system.

Josef Ackermann

Hugo Bänziger

Tessen von Heydebreck

Anthony Di Iorio

Hermann-Josef Lamberti

Independent Auditors' Report

We have audited the consolidated financial statements, comprising the balance sheet, the income statement, the statement of comprehensive income and the statements of changes in shareholders' equity and cash flows as well as the notes to the financial statements prepared by Deutsche Bank Aktiengesellschaft for the business year from January 1, 2006 to December 31, 2006. The preparation and the content of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit of the consolidated financial statements in accordance with German auditing regulations and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (German Institute of Auditors), and in supplementary compliance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit such that it can be assessed with reasonable assurance whether the consolidated financial statements are free of material misstatements. The evidence supporting the amounts and disclosures in the consolidated financial statements is examined on a test basis within the framework of the audit. The audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based on the results of our audit, the consolidated financial statements give a true and fair view of the net assets, financial position, results of operations and cash flows of the Group for the business year in accordance with accounting principles generally accepted in the United States of America.

Our audit, which also extends to the structured presentation of additional disclosures with regard to the Group's position required by Article 36 of the 7th EU Directive prepared by the Company's management for the business year from January 1, 2006 to December 31, 2006, has not led to any reservations. In our opinion on the whole the structured presentation, together with the other disclosures in the consolidated financial statements, provides a suitable understanding of the Group's position and suitably presents the opportunities and risks of future development. In addition, we confirm that the consolidated financial statements and the structured presentation of additional disclosures with regard to the Group's position for the business year from January 1, 2006 to December 31, 2006 satisfy the conditions required for the Company's exemption from its duty to prepare consolidated financial statements and the group management report in accordance with German law.

Frankfurt am Main, March 9, 2007

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Becker
Wirtschaftsprüfer

Bose
Wirtschaftsprüfer

Report of the Supervisory Board

During the past year, we extensively discussed the bank's economic and financial development, strategy and planning. We advised the Management Board and monitored its management of business. The Management Board reported to us regularly, without delay and comprehensively on business policies and other fundamental issues relating to management and corporate planning, strategy, the bank's financial development and earnings situation, the bank's risk management as well as transactions and events that were of significant importance to the bank. We were involved in decisions of fundamental importance. Between the meetings, the Management Board kept us informed in writing of important events. In addition, resolutions were passed, where necessary, by circulation procedure. Moreover, important topics and upcoming decisions were also dealt with in regular discussions between the Chairman of the Management Board and the Chairman of the Supervisory Board.

2006 was an exceptionally successful financial year for Deutsche Bank. The bank was able to clearly surpass its targeted return on equity of 25% as a multiple-year average. All of the bank's divisions contributed to these outstanding results. We would like to thank all of the bank's employees for their great personal dedication during the 2006 financial year.

Following the successful completion of the first two phases of its management agenda, Deutsche Bank has become a leading global investment bank with a strong and profitable private clients franchise. We extensively discussed the new management agenda issued by the Management Board and approved it. The agenda consistently follows through on the successful strategy of the first two phases. The bank intends to continue to invest in its core businesses, through organic growth, but also through targeted complementary acquisitions. Global Transaction Banking and PCAM, divisions that deliver stable contributions to earnings, are to be expanded further, and the bank will make even greater use of the opportunities for growth from its competitive edge in investment banking. At the same time, the bank will maintain its cost, risk, capital and regulatory compliance discipline. We are convinced we have the right strategy. Deutsche Bank is well positioned to continue on its current path of growth and remain successful.

MEETINGS OF THE SUPERVISORY BOARD

The Supervisory Board held six meetings in the 2006 financial year.

At the first meeting of the year on February 1, 2006, we discussed the development of business in 2005, the key figures of the Annual Financial Statements for 2005, the dividend proposal and the corporate planning for the years 2006 to 2008. Furthermore, Dr. Ackermann was designated Chairman of the Management Board, his appointment to the Management Board was extended to the end of the Ordinary General Meeting 2010, and the appointment of Dr. von Heydebreck was extended to the end of the Ordinary General Meeting 2007.

On March 17, 2006, we approved the Annual Financial Statements for 2005, which were thus established. Furthermore, discussions were held on the Corporate Governance Report as well as the Compliance and Anti-Money Laundering Report, the resolution proposals for the agenda of the General Meeting 2006 were approved, and we discussed the Group's risk management. We consulted on the planned acquisition of Berliner Bank and received reports on the management and control in the bank's regions and on the development of the bank in America.

At an additional meeting on April 2, 2006, Dr. Breuer announced that he would be resigning as member of the Supervisory Board with effect from the end of May 3, 2006, and explained the reasons for his decision. Following the extensive consideration and discussion of alternatives, which included both internal and external candidates, the Supervisory Board came to the unanimous conclusion that Dr. Börsig should transfer to the Supervisory Board and become its Chairman, as the Chair should only be transferred to someone who is familiar with the complex nature of a bank with global operations through personal and senior managerial experience. Dr. Börsig's appointment as member of the Management Board of Deutsche Bank AG ended through mutual agreement with effect from the end of May 3, 2006. The Supervisory Board furthermore resolved that Dr. Börsig's election to the Supervisory Board be proposed to the General Meeting. In addition, Mr. Di Iorio and Dr. Bänziger were appointed members of the Management Board. Following the meeting, the Chairman's Committee concluded a severance agreement with Dr. Börsig. The Register Court appointed Dr. Börsig member of the Supervisory Board for the period May 4, 2006, until the end of the General Meeting 2006. On June 1, 2006, the General Meeting elected Dr. Börsig member of the Supervisory Board. At the subsequent meeting of the Supervisory Board, we reelected him Chairman of the Supervisory Board until the conclusion of the Supervisory Board's term of office.

At the meeting on July 31, 2006, we obtained information on the development of business in the first half of 2006. Furthermore, the development of the bank in India was reported on, and additional possibilities of expansion were discussed. We also approved a new version of the Terms of Reference and the Business Allocation Plan for the Management Board.

At the last meeting on October 31, 2006, discussions focused in detail on the development of business in the first nine months and, in particular, on the bank's further strategic development, the expansion of the business divisions and the potential to leverage the bank's global presence. Furthermore, we discussed the Human Resources Report on staff development and succession planning.

All members of the Supervisory Board participated in all of the Supervisory Board meetings with only few exceptions in the year 2006.

THE COMMITTEES OF THE SUPERVISORY BOARD

The Chairman's Committee met five times during the reporting period. At its meetings, the Committee handled issues relating to the Management Board and, in particular, the determination of the variable compensation components for the Management Board for 2005, succession planning for the Management Board and the process of selecting new Supervisory Board members. It also prepared the corresponding resolutions for the Supervisory Board. Furthermore, it discussed the introduction of a new Terms of Reference and new Business Allocation Plan for the Management Board as well as amendments to the Declaration of Conformity and the Terms of Reference for the Supervisory Board and its committees.

At its six meetings, the Risk Committee discussed exposures subject to mandatory approval under German law and the Articles of Association as well as all major loans and loans entailing increased risks. Where necessary, the Risk Committee gave its approval. Apart from credit, liquidity, country and market risks, the Committee also discussed operational, legal and reputational risks extensively. Furthermore, global industry portfolios were presented according to a specified plan and discussed at length.

The Audit Committee met five times last year. Representatives of the bank's auditor also attended its meetings. Subjects covered were the audit and approval of the Annual Financial Statements and Consolidated Financial Statements, quarterly financial statements, Forms 20-F and 6-K for the Securities and Exchange Commission, as well as the interim reports. The Committee dealt with the proposal for the election of the auditor for the 2006 financial year, issued the audit mandate with certain audit areas of focus, resolved on the auditor's remuneration and verified the auditor's independence in accordance with the German Corporate Governance Code and the rules of the US Public Company Accounting Oversight Board. The Audit Committee is convinced that, as in the previous years, there are no conflicts of interest on the part of the bank's auditor. Furthermore, the Committee discussed the conversion to IFRS accounting and, in detail, the regulations of the Sarbanes-Oxley Act relating to the implementation of the internal control system, and it also received detailed progress reports on this. When necessary, resolutions were passed or resolutions were recommended for the Supervisory Board. The Audit Committee had reports submitted to it regularly on the engagement of accounting firms, including the auditor, with non-audit-related tasks, on the work of Internal Audit as well as on legal and reputational risks. The Audit Committee did not receive any complaints in connection with accounting, internal accounting controls and auditing matters.

Meetings of the Mediation Committee, established pursuant to the provisions of the Co-Determination Act, were not necessary in 2006.

The committee chairmen reported regularly to the Supervisory Board on the work of its committees.

CORPORATE GOVERNANCE

As in the preceding years, discussions were held on the implementation of the regulations of the German Corporate Governance Code and the U.S. Sarbanes-Oxley Act at several of the Supervisory Board, Chairman's Committee and Audit Committee meetings. In February 2006, we discussed the results of the appraisal of the efficiency of the Supervisory Board, which was conducted using a company-specific questionnaire in autumn 2005, as well as suggestions for improvement. Recommendations were implemented regarding the supply of information to the Supervisory Board as well as the agenda and procedures of the Supervisory Board meetings. In October 2006, the Audit Committee also conducted its own appraisal of efficiency using a previously distributed questionnaire. Representatives of the bank's auditor also participated in this. In order to address the increased requirements, a resolution was passed to generally hold an additional Audit Committee meeting in December, starting from 2007 on, to discuss, among other things, current issues in accounting.

Executive sessions, i.e. meetings of the Supervisory Board without the Management Board, took place on several occasions.

The Supervisory Board determined that it has what it considers to be an adequate number of independent members.

The Declaration of Conformity pursuant to § 161 German Stock Corporation Act (AktG), last issued by the Supervisory Board and Management Board in October 2005 and amended on April 2, 2006, was reissued at the Supervisory Board meeting on October 31, 2006.

A comprehensive presentation of the bank's corporate governance, including the text of the Declaration of Conformity issued on October 31, 2006, can be found in the Financial Report on pages 212-213 and on our website in the Internet at www.deutsche-bank.com. The Terms of Reference of the Supervisory Board and its committees as well as of the Management Board are also published there.

CONFLICTS OF INTEREST AND THEIR HANDLING

The Risk Committee dealt with the loan approvals required pursuant to § 15 of the German Banking Act (KWG). Supervisory Board members who were also board members of the respective borrowing company when the resolutions were taken did not participate in the discussion and voting.

As in the preceding years, the Supervisory Board was kept informed regularly on Dr. Kirch's lawsuits against Deutsche Bank and Dr. Breuer, and discussed further courses of action. Also the actions for rescission and to obtain information filed in connection with the General Meetings 2003, 2004, 2005 and 2006 were regularly and comprehensively discussed, along with possible consequences. At its meetings on February 1, 2006, and March 17, 2006, the Supervisory Board analyzed, without Dr. Breuer's participation, the consequences of the German Supreme Court ruling of January 24, 2006, and discussed future courses of action.

Dr. Börsig declared that, in his function as member of the Supervisory Board and its committees, he would not participate in the discussions and voting on all the issues that related to his previous membership on the Management Board and could give cause for a conflict of interests.

COMMENTS PURSUANT TO § 289 (4) AND § 315 (4) GERMAN COMMERCIAL CODE (HGB)

The Supervisory Board discussed the disclosures pursuant to § 289 (4) and § 315 (4) German Commercial Code (HGB) in the Management Report as well as in the Management Report for the Consolidated Financial Statements and comments on these as follows:

The disclosures on the subscribed capital and shares appropriately reflect the situation as of December 31, 2006. To the extent new shares were issued during the current financial year through the exercising of option rights, these grant a profit participation only starting with the current financial year, unlike already existing shares.

Restrictions on the voting rights of the shares may arise on the basis of the regulations of the Stock Corporation Act (AktG). For example, under certain conditions, shareholders are prohibited from voting (§ 136 Stock Corporation Act (AktG)). Furthermore, the company has no voting rights from its own shares (§ 71 b Stock Corporation Act (AktG)). The Supervisory Board is not aware of any contractual restrictions relating to the voting right or transfer of shares.

The bank has not received any notification of shareholdings in the company's capital exceeding 10 % of the voting rights. For this reason, the disclosure on this has been omitted.

A description of shares with special rights granting control authorities is not necessary as such shares have not been issued.

An explanation of the special controls of voting rights for staff shareholdings has been omitted, as the employees who participate in the bank's capital exercise their control rights like other shareholders.

The disclosures on the appointment and dismissal of members of the Management Board are fairly stated in accordance with the statutory regulations and Articles of Association. The same applies to the information on amendments to the Articles of Association.

The authority of the Management Board to issue or repurchase shares is appropriately stated with the reference to the authorizations approved by the General Meeting.

The Supervisory Board is not aware of any material agreements that are contingent on a change of control following a takeover offer.

To the extent, that a compensation has been agreed with the members of the Management Board in the event of a change of control, this agreement serves to preserve the independence of the Management Board members. The corresponding commitments to other senior managers also serve to secure their contractual legal positions.

ANNUAL FINANCIAL STATEMENTS

KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Frankfurt am Main, the auditor of the Annual Financial Statements elected at last year's General Meeting, has audited the accounting, the Annual Financial Statements and the Management Report for 2006 as well as the Consolidated Financial Statements with the related Notes and Management Report for 2006. The audits led in each case to an unqualified opinion. After inspecting the reports of the auditor of the Annual Financial Statements, we agreed with the results of these audits.

Today, we established the Annual Financial Statements prepared by the Management Board and approved the Consolidated Financial Statements. We agree with the Management Board's proposal for the appropriation of profits and with the payment of a dividend of € 4.00 per no par value share entitled to dividend payment.

PERSONNEL ISSUES

The court proceedings against our Chairman of the Management Board Dr. Ackermann and others before the Düsseldorf District Court in the Mannesmann case, the continuation of which had become necessary as a result of the Supreme Court ruling on December 21, 2005, were terminated on November 29, 2006, subject to non-penal payments. The court expressly emphasized that no findings of guilt whatsoever were connected with the termination of the proceedings. We were thus confirmed in our opinion, which we had expressed right from the start. We are pleased that Dr. Ackermann will dedicate his entire energy to continuing to lead Deutsche Bank on its successful course.

As also specified above, Dr. Börsig left the Management Board with effect from the end of May 3, 2006. We appointed Mr. Di Iorio and Dr. Bänziger members of the Management Board with effect from May 4, 2006. Mr. Di Iorio took on functional responsibility as Chief Financial Officer and Dr. Bänziger as Chief Risk Officer.

Dr. Breuer resigned his Supervisory Board mandate with effect from the end of May 3, 2006. The Supervisory Board thanks Dr. Breuer for his prudent and successful leadership of this body over the four years he was Chairman of the Supervisory Board of Deutsche Bank AG. As his successor, Dr. Börsig was appointed member of the Supervisory Board by the Register Court for the period from May 4, 2006, until the end of the General Meeting on June 1, 2006, and elected by the Supervisory Board to be its Chairman. The General Meeting on June 1, 2006, elected him member of the Supervisory Board for the remainder of the term of office, i.e. until the end of the Ordinary General Meeting in 2008. At the subsequent meeting of the Supervisory Board, we reelected him Chairman of the Supervisory Board until the conclusion of the Supervisory Board's term of office.

Mr. Funk was a member of the Supervisory Board until February 1, 2006. He was replaced for the remainder of his term of office by Mr. Kazmierczak. Ms. Mönig-Raane and Mr. Woeste were members of the Supervisory Board until June 1, 2006. Mr. Lévy was elected member of the Supervisory Board by the General Meeting on June 1, 2006, for the remainder of the Supervisory Board's term of office. On June 2, 2006, Mr. Herzberg was appointed member of the Supervisory Board by the Register Court for the remainder of the term of office. Professor Dr. Dr. h. c. Kirchhof was a member of the Supervisory Board until July 15, 2006. As his successor, Dr. Siegert was appointed by order of the Register Court with effect from July 16, 2006, until the end of the Ordinary General Meeting 2007. He will stand for election to the Supervisory Board by the General Meeting on May 24, 2007.

We thank all of the members who left last year for their dedicated work on the Supervisory Board and for their constructive assistance to the company and the Management Board during the past years.

Frankfurt am Main, March 21, 2007
The Supervisory Board

Dr. Clemens Börsig
Chairman

Corporate Governance Report

MANAGEMENT BOARD AND SUPERVISORY BOARD

MANAGEMENT BOARD

The Management Board is responsible for managing the company. Its members are jointly accountable for the management of the company. The duties, responsibilities and procedures of our Management Board and the committees installed by the Board are specified in its Terms of Reference, which are available on our Internet website (www.deutsche-bank.com/corporate-governance).

On May 3, 2006, Dr. Clemens Börsig left the Management Board and, with effect from May 4, 2006, was appointed member of the Supervisory Board by the court. On April 2, 2006, the Supervisory Board appointed Anthony Di Iorio and Dr. Hugo Bänziger as new members of the Management Board with effect from May 4, 2006. The following paragraphs show information on the current members of the Management Board. The information includes their ages as of December 31, 2006, the year in which they were appointed and the year in which their term expires, their current positions or area of responsibility and their principal business activities outside our company. The members of our Management Board have generally undertaken not to assume chairmanships of supervisory boards of companies outside our consolidated group.

DR. JOSEF ACKERMANN
Age: 58
First Appointed: 1996
Term Expires: 2010

Dr. Josef Ackermann joined Deutsche Bank as a member of the Management Board in 1996, where he was responsible for the investment banking division. On May 22, 2002, Dr. Ackermann was appointed Spokesman of the Management Board and Chairman of our Group Executive Committee. On February 1, 2006, he was appointed Chairman of the Management Board.

After studying Economics and Social Sciences at the University of St. Gallen, he worked at the University's Institute of Economics as research assistant and received a doctorate in Economics. Dr. Ackermann started his professional career in 1977 at Schweizerische Kreditanstalt (SKA) where he held a variety of positions in Corporate Banking, Foreign Exchange/Money Markets and Treasury, Investment Banking and Multinational Services. He worked in London and New York, as well as at several locations in Switzerland. Between 1993 and 1996, he served as President of SKA's Executive Board, following his appointment to that board in 1990.

Dr. Ackermann engages in the following principal business activities outside our company: He is a member of the supervisory boards of Bayer AG and Siemens AG (second deputy chairman). Until June 30, 2006, he was a member of the supervisory boards of Deutsche Lufthansa AG and Linde AG.

DR. HUGO BÄNZIGER
Age: 50
First Appointed: 2006
Term Expires: 2009

Dr. Hugo Bänziger became a member of our Management Board on May 4, 2006. He is our Chief Risk Officer and a member of the Group Executive Committee. He joined Deutsche Bank in London in 1996 as Head of Global Markets Credit. He was appointed Chief Credit Officer in 2000 and became Chief Risk Officer for Credit and Operational Risk in 2004.

Dr. Bänziger began his career in 1983 at the Swiss Federal Banking Commission in Berne. From 1985 to 1996, he worked at Credit Suisse in Zürich and London, first in Retail Banking and subsequently as Relationship Manager in Corporate Finance. In 1990 he was appointed Global Head of Credit for CS Financial Products.

He studied Modern History, Law and Economics at the University of Berne where he subsequently earned a doctorate in Economic History.

Dr. Bänziger engages in the following principal business activities outside our company: He is a member of the Supervisory Board of EUREX Clearing AG, EUREX Frankfurt AG and a member of the Board of Directors of EUREX Zürich AG.

DR. TESSEN VON HEYDEBRECK
Age: 61
First Appointed: 1994
Term Expires: 2007

Dr. Tessen von Heydebreck joined our Management Board in 1994. From 1994 to 1996, he was a deputy member of the Management Board. He is our Chief Administrative Officer, a member of the Group Executive Committee and serves as Deutsche Bank's Corporate Governance Officer.

Dr. von Heydebreck joined Deutsche Bank in 1974 and worked in various positions in Northern Germany, ultimately as regional head in Hamburg.

He studied Law at the Universities of Göttingen and Freiburg. After passing the First and the Second State Examinations in Law, he earned a doctorate in Law from Göttingen University.

Dr. von Heydebreck engages in the following principal business activities outside our company: He is a supervisory board member at BASF AG and BVV Versicherungsverein des Bankgewerbes a.G and was a member of the supervisory board of Dürr AG until May 2006.

ANTHONY DI IORIO
Age: 63
First Appointed: 2006
Term Expires: 2008

Anthony Di Iorio became member of our Management Board on May 4, 2006. He is our Chief Financial Officer and a member of the Group Executive Committee. He joined Deutsche Bank in April 2001 as Head of Corporate Center Controlling and shortly thereafter became the Group Controller, based in Frankfurt.

Mr. Di Iorio began his professional career with KPMG. Joining as a member of their audit department in New York, he later moved to the management consulting unit and was ultimately responsible for the financial institutions advisory practice in the Midwest region of the United States, based in Chicago. His career in the financial services industry includes positions at Goldman Sachs & Co. (serving in several capacities in the finance function, ultimately as Co-Controller, based in New York), Bank of America (then: Nationsbank, Chief Financial Officer of the trading & sales and corporate finance businesses, based in Charlotte/North Carolina), and PaineWebber Group (joining as Executive Vice President in New York, ultimately Chairman/Chief Executive Officer of PaineWebber International, Ltd., based in London).

Mr. Di Iorio holds a Bachelor of Business Administration from Iona College and a Master of Business Administration from Columbia University and qualified as a Certified Public Accountant in New York.

HERMANN-JOSEF LAMBERTI
Age: 50
First Appointed: 1999
Term Expires: 2009

Hermann-Josef Lamberti was appointed a member of our Management Board in 1999. He is our Chief Operating Officer and a member of the Group Executive Committee. He joined us in 1998 as an Executive Vice President, based in Frankfurt.

Mr. Lamberti began his professional career in 1982 with Touche Ross in Toronto and subsequently joined Chemical Bank in Frankfurt. From 1985 to 1998 he worked for IBM, initially in Germany in the areas Controlling, Internal Application Development and Sales Banks/Insurance Companies. In 1993, he was appointed General Manager of the Personal Software Division for Europe, the Middle East and Africa at IBM Europe in Paris. In 1995, he moved to IBM in the U.S., where he was Vice President for Marketing and Brand Management. He returned to Germany in 1997 to take up the position of Chairman of the Management of IBM Germany in Stuttgart.

Mr. Lamberti studied Business Administration at the Universities of Cologne and Dublin and graduated in 1982 with a master's degree in Business Administration.

Mr. Lamberti engages in the following principal business activities outside our company: He is a member of the supervisory board or similar bodies of Deutsche Börse AG, Fiat S.p.A. and Carl Zeiss AG and was a member of the supervisory board of Schering AG until March 2006.

GROUP EXECUTIVE COMMITTEE

The Group Executive Committee was established in 2002. It comprises the members of the Management Board, the Business Heads of our Group Divisions, CIB and PCAM, and the head of the management of our regions. The Group Executive Committee serves as a tool to coordinate our businesses and regions through the following activities:

- Provision of ongoing information to the Management Board on business developments and particular transactions;
- Regular review of our business segments;
- Consultation with and furnishing advice to the Management Board on strategic decisions; and
- Preparation of decisions to be made by the Management Board.

SUPERVISORY BOARD

The Supervisory Board appoints, supervises and advises the Management Board and is directly involved in decisions of fundamental importance to the bank. The Management Board regularly informs the Supervisory Board of the intended business policies and other fundamental matters relating to the assets, liabilities, financial and profit situation as well as its risk situation, risk management and risk controlling. A report is made to the Supervisory Board on corporate planning at least once a year. On the basis of recommendations by the Chairman's Committee, the Supervisory Board regularly discusses and reviews the structure of the Management Board's compensation system. The Chairman of the Supervisory Board coordinates work within the Supervisory Board. He maintains regular contact with the Management Board, especially with the Chairman of the Management Board, and consults with him on strategy, the development of business and risk management. The Supervisory Board Chairman is informed by the Chairman of the Management Board without delay of important events of substantial significance for the situation and development as well as for the management of Deutsche Bank Group. The types of business that require the approval of the Supervisory Board to be transacted are specified in section 13 of our Articles of Association. The Supervisory Board meets if required without the Management Board. For the performance of its duties, the Supervisory Board may, at its professional discretion, use the services of auditors, legal advisors and other internal and external consultants.

The duties, procedures and committees of the Supervisory Board are specified in its Terms of Reference, which are available on the Deutsche Bank Internet website (www.deutsche-bank.com/corporate-governance)

The members representing our shareholders were elected at the Annual General Meeting on June 10, 2003, and the members representing our employees were elected on May 8, 2003. The following table shows information on the current members of our Supervisory Board. The information includes their ages as of December 31, 2006, the years in which they were first elected or appointed, the years when their terms expire, their principal occupation and their membership on other companies' supervisory boards, other nonexecutive boards and other positions.

Member	Principal occupation	Supervisory board memberships and other directorships
Dr. Clemens Börsig Age: 58 Appointed by the court: 2006 Term expires: 2008	Chairman of the Supervisory Board of Deutsche Bank AG, Frankfurt	Deutsche Lufthansa AG (since July 2006); Linde AG (since June 2006); Heidelberger Druckmaschinen AG (until March 2007); Foreign & Colonial Eurotrust Plc (until December 2007)
Dr. Karl-Gerhard Eick Age: 52 Appointed by the court: 2004 Term expires: 2008	Deputy Chairman of the board of managing directors of Deutsche Telekom AG, Bonn	DeTe Immobilien Deutsche Telekom Immobilien und Service GmbH; T-Mobile International AG; T-Online International AG (until June 2006); T-Systems Enterprise Services GmbH; T-Systems Business Services GmbH; GMG Generalmietgesellschaft mbH (chairman, until March 2006); Sireo Real Estate Asset Management GmbH (chairman, until June 2006); FC Bayern München AG
Heidrun Förster* Age: 59 First elected: 1993 Term expires: 2008	Deputy Chairperson of the Supervisory Board of Deutsche Bank AG; Chairperson of the combined staff council Berlin of Deutsche Bank AG	
Ulrich Hartmann Age: 68 First elected: 2003 Term expires: 2008	Chairman of the supervisory board of E.ON AG, Düsseldorf	Deutsche Lufthansa AG; Hochtief AG; IKB Deutsche Industriebank AG (chairman); Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft; ARCELOR (until September 2006); Henkel KGaA (member of the shareholders' committee)
Gerd Herzberg* Age: 56 Appointed by the court: 2006 Term expires: 2008	Deputy Chairman of ver.di Vereinte Dienstleistungsgewerkschaft, Berlin	Franz Haniel & Cie GmbH (deputy chairman); DBV Winterthur Lebensversicherung AG; BGAG – Beteiligungsgesellschaft der Gewerkschaften AG; DAWAG – Deutsche Angestellten Wohnungsbau AG (chairman); Vattenfall Europe AG
Sabine Horn* Age: 45 First elected: 1998 Term expires: 2008	Employee of Deutsche Bank AG, Frankfurt	
Rolf Hunck* Age: 61 First elected: 2003 Term expires: 2008	Member of the management body of PWM Germany of Deutsche Bank AG, Hamburg	Fibula Finanz AG; HCI Capital AG; Kühne-Stiftung, Switzerland
Sir Peter Job Age: 65 Appointed by the court: 2001 Term expires: 2008		Schroders Plc; Tibco Software Inc.; Royal Dutch Shell; Mathon Systems (Advisory Board, since January 2007)
Prof. Dr. Henning Kagermann Age: 59 First elected: 2000 Term expires: 2008	Chairman and CEO of SAP AG, Walldorf	DaimlerChrysler Services AG (until July 2006); Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft
Ulrich Kaufmann* Age: 60 First elected: 1988 Term expires: 2008	Member of the combined staff council Düsseldorf of Deutsche Bank AG	
Peter Kazmierczak* Age: 49 First elected: 2002 Term expires: 2008	Deputy chairman of the combined staff council Ruhrgebiet-West of Deutsche Bank AG	
Maurice Lévy Age: 64 First elected: 2006 Term expires: 2008	Chairman and Chief Executive Officer, Publicis Groupe S.A. Paris	Publicis Conseil SA (France); Publicis USA Holdings, Inc. (USA); Medias et Régies Europe SA (France); MMS USA Holdings, Inc.; Fallon Group, Inc.
Henriette Mark* Age: 49 First elected: 2003 Term expires: 2008	Chairperson of the combined staff council Munich and Southern Bavaria of Deutsche Bank AG	

Member	Principal occupation	Supervisory board memberships and other directorships
Prof. Dr. jur. Dr.-Ing. E. h. Heinrich von Pierer Age: 65 First elected: 2005 Term expires: 2008	Chairman of the supervisory board of Siemens AG, Munich	Hochtief AG; Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft; ThyssenKrupp AG; Volkswagen AG
Gabriele Platscher* Age: 49 First elected: 2003 Term expires: 2008	Chairperson of the combined staff council Braunschweig/Hildesheim of Deutsche Bank AG	Deutsche Bank Privat- und Geschäftskunden AG; BVV Versicherungsverein des Bankgewerbes a.G.
Karin Ruck* Age: 41 First elected: 2003 Term expires: 2008	Deputy Chairperson of the combined staff council Frankfurt branch of Deutsche Bank AG	Deutsche Bank Privat- und Geschäftskunden AG; BVV Versicherungsverein des Bankgewerbes a.G
Dr. Theo Siegert Age: 59 Appointed by the court: 2006 Term expires: 2007	Managing Partner of de Haen Carstanjen & Söhne, Düsseldorf	Celesio AG (chairman; until April 2006); ERGO AG; Metro AG (chairman; until February 2006); Merck KGaA; E. Merck OHG, (member of the shareholders' committee); DKSH Holding Ltd. (member of the board of administration); Takkt AG (until May 2006)
Tilman Todenhöfer Age: 63 Appointed by the court: 2001 Term expires: 2008	Managing Partner of Robert Bosch Industrietreuhand KG, Stuttgart	Robert Bosch GmbH; Robert Bosch Int. Beteiligungen AG (president of the board of administration); Carl Zeiss AG (chairman); Schott AG (chairman)
Dipl.-Ing. Dr.-Ing. E. h. Jürgen Weber Age: 65 First elected: 2003 Term expires: 2008	Chairman of the supervisory board of Deutsche Lufthansa AG, Cologne	Allianz Lebensversicherungs-AG; Bayer AG; Deutsche Post AG (chairman); Voith AG; LP Holding GmbH (chairman); Tetra Laval Group, Willy Bogner GmbH & Co. KGaA
Leo Wunderlich* Age: 57 First elected: 2003 Term expires: 2008	Chairman of the group staff council of Deutsche Bank AG, Mannheim	

* Employee-elected member of the Supervisory Board.

Dr. Rolf-E. Breuer was Chairman of the Supervisory Board until May 3, 2006. Dr. Clemens Börsig was a member of the Management Board of Deutsche Bank AG until May 3, 2006. He was appointed member of the Supervisory Board by the court from May 4, 2006, until the end of the General Meeting on June 1, 2006, and elected by the Supervisory Board to be its Chairman. The General Meeting on June 1, 2006 elected him for the remainder of the term of office of the Supervisory Board. Subsequently, the Supervisory Board reelected him as its Chairman. All payments for his position on the Management Board were determined by the Chairman's Committee without his involvement or influence on the decision. Dr. Börsig has declared that he would abstain from voting in his function as member of the Supervisory Board and its committees on all questions that relate to his former membership of the Management Board and could create a conflict of interest.

Klaus Funk was a member of the Supervisory Board until February 1, 2006. Peter Kazmierczak, who was first elected to the Supervisory Board in 2002 and resigned in 2003, followed him as his substitute for the remainder of the term of office. Margret Mönig-Raane and Dipl.-Ing. Albrecht Woeste were members of the Supervisory Board until June 1, 2006. Maurice Lévy was elected member of the Supervisory Board by the General Meeting on June 1, 2006, for the remainder of the Supervisory Board's term of office. On June 2, 2006, Gerd Herzberg was appointed member of the Supervisory Board by the court for the remainder of the term of office. Professor Dr. Dr. h. c. Paul Kirchhof was a member of the Supervisory Board until July 15, 2006. As his successor, Dr. Theo Siegert was appointed by order of the court with effect from July 16, 2006, until the end of the Annual General Meeting 2007.

According to Section 5.4.2 of the German Corporate Governance Code, the Supervisory Board determined that it has what it considers to be an adequate number of independent members.

STANDING COMMITTEES

The Supervisory Board has established the following three standing committees. The Report of the Supervisory Board provides information on the concrete work to the committees over the preceding year.

CHAIRMAN'S COMMITTEE. The Chairman's Committee is responsible for all Management Board and Supervisory Board matters. It prepares the decisions for the Supervisory Board on the appointment and dismissal of members of the Management Board, including long-term succession planning, and is responsible for deciding on the amount and structure of the Management Board members' compensation and entering into, amending and terminating the service contracts and other agreements with the Management Board members. It provides its approval for ancillary activities of Management Board members pursuant to Section 112 of the German Stock Corporation Act and for certain contracts with Supervisory Board members pursuant to Section 114 of the German Stock Corporation Act. Furthermore, it prepares the proposal of the Supervisory Board for the election of Supervisory Board members representing the shareholders as well as the decisions of the Supervisory Board in the field of corporate governance. The Chairman's Committee held five meetings in 2006.

The current members of the Chairman's Committee are Dr. Clemens Börsig (Chairman, since May 4, 2006), Heidrun Förster, Ulrich Hartmann and Ulrich Kaufmann.

AUDIT COMMITTEE. The Audit Committee reviews the documentation relating to the annual consolidated financial statements and discusses the audit reports with the auditor. It prepares the decisions of the Supervisory Board on the annual financial statements and the approval of the consolidated financial statements and discusses important changes to the audit and accounting methods. The Audit Committee also discusses the quarterly financial statements and the report on the limited review of the quarterly financial statements with the Management Board and the auditor. In addition, the Audit Committee issues the audit mandate to the auditor elected by the General Meeting. It resolves on the compensation paid to the auditor and monitors the auditor's independence, qualifications and efficiency. The head of internal audit reports to the Audit Committee several times during the year on the work done by internal audit. The Audit Committee is informed about special audits, substantial complaints and other exceptional measures on the part of bank regulatory authorities. It has functional responsibility for taking receipt of and dealing with complaints concerning accounting, internal controls and issues relating to the audit. Subject to its review, the Audit Committee grants its approval for mandates engaging the auditor for non-audit-related services (in this context, see also "Principal Accounting Fees and Services" on pages 211-212). The Audit Committee held five meetings in 2006.

The current members of the Audit Committee are Dr. Karl-Gerhard Eick (Chairman), Dr. Clemens Börsig (since May 4, 2006), Heidrun Förster, Sabine Horn, Rolf Hunck and Sir Peter Job.

RISK COMMITTEE. The Risk Committee handles loans which require a resolution by the Supervisory Board pursuant to law or our Articles of Association. Subject to its review, it grants its approval for the acquisition of shareholdings in other companies that amount to between 2 % and 3 % of our regulatory banking capital. At the meetings of the Risk Committee, the Management Board reports on credit, market, liquidity, operational, litigation and reputational risks. The Management Board also reports on risk strategy, credit portfolios, loans requiring a Supervisory Board approval pursuant to law or the Articles of Association, questions of capital resources and matters of special importance due to the risks they entail. The Risk Committee held six meetings in 2006.

The current members of the Risk Committee are Dr. Clemens Börsig (Chairman, since May 4, 2006), Professor Dr. Henning Kagermann and Sir Peter Job. Tilman Todenhöfer and Professor Dr. Heinrich von Pierer are substitute members of the Risk Committee. They are invited to all meetings and regularly attend them.

In addition, the MEDIATION COMMITTEE, which is required by German law, makes proposals to the Supervisory Board on the appointment or dismissal of members of the Management Board in those cases where the Supervisory Board is unable to reach a two-thirds majority decision with respect to the appointment or dismissal. In voting on such proposals, members of the Management Board are dismissed or appointed by a simple majority of the votes cast. The current members of the Mediation Committee are Dr. Clemens Börsig (Chairman, since May 4, 2006), Heidrun Förster, Ulrich Hartmann and Henriette Mark. The Mediation Committee did not hold any meetings in 2006.

The duties, responsibilities and processes of the Chairman's Committee, the Risk Committee, and the Audit Committee are set out in separate terms of reference, which are available on our Internet website ().

COMPENSATION

For a description of the principles of our compensation system and the compensation for the Management Board and the Supervisory Board, please refer to our Compensation Report in the Management Report. For the pension promises discussed there in favor of members of the Management Board, there was service cost in the 2006 financial year of € 389,403 for Dr. Ackermann, of € 112,893 for Dr. Bänziger, of € 161,006 for Dr. Börsig, of € 85,918 for Mr. Di Iorio, of € 238,937 for Dr. von Heydebreck and of € 338,710 for Mr. Lamberti.

SHARE PLANS

For a description of our employee share programs, please refer to Note [20] to the consolidated financial statements.

REPORTING AND TRANSPARENCY

DIRECTORS' SHARE OWNERSHIP

MANAGEMENT BOARD. As of February 28, 2007, the current members of our Management Board held the following numbers of our shares, DB Equity Units and Performance Options.

Members of the Management Board	Number of shares	Number of DB Equity Units[1]	Number of Performance Options
Dr. Josef Ackermann	232,903	176,208	–
Dr. Hugo Bänziger	10,734	112,114	59,286
Anthony Di Iorio	7,330	60,234	16,676
Dr. Tessen von Heydebreck	38,370	78,989	21,962
Hermann-Josef Lamberti	55,385	78,989	30,697
Total	**344,722**	**506,534**	**128,621**

1 Including the Restricted Equity Units Dr. Hugo Bänziger and Anthony Di Iorio received in connection with their employment by us prior to their appointment as members of the Management Board. The DB Equity Units and Restricted Equity Units listed in the table have different vesting and allocation dates. As a result, the last equity rights will mature and be allocated on February 1, 2011.

The current members of our Management Board held an aggregate of 344,722 of our shares on February 28, 2007, amounting to approximately 0.07 % of our shares issued on that date.

The table below shows information regarding the 128,621 Performance Options held by the current members of our Management Board as of February 28, 2007. All Performance Options were granted under the DB Global Partnership Plan. Each Performance Option is accompanied by a Partnership Appreciation Right.

Number of Performance Options[1]	Strike price in €	Expiration date
82,196	89.96	February 1, 2008
9,822	47.53	February 1, 2009
36,603	76.61	February 1, 2010

1 All options may be exercised immediately up to the respective expiry date because the relevant conditions have been fulfilled.

For more information on DB Equity Units, Performance Options and Partnership Appreciation Rights, all of which are granted under the DB Global Partnership Plan, see Note [20] to the consolidated financial statements.

SUPERVISORY BOARD. As of February 28, 2007, the current members of our Supervisory Board held the following numbers of our shares, share grants under our employee share plans and options on our shares.

Members of the Supervisory Board	Number of shares	Number of share grants	Number of options
Dr. Clemens Börsig[1]	41,942	68,734	63,682
Dr. Karl-Gerhard Eick	0	0	0
Heidrun Förster	575	10	0
Ulrich Hartmann	0	0	0
Gerd Herzberg	0	0	0
Sabine Horn	53	10	0
Rolf Hunck	144	11,974	260
Sir Peter Job	0	0	0
Prof. Dr. Henning Kagermann	0	0	0
Ulrich Kaufmann	75	10	100
Peter Kazmierczak	20	10	0
Maurice Lévy	0	0	0
Henriette Mark	358	10	0
Prof. Dr. jur. Dr.-Ing. E. h. Heinrich von Pierer	295	0	0
Gabriele Platscher	719	10	0
Karin Ruck	86	8	120
Dr. Theo Siegert	0	0	0
Tilman Todenhöfer	150	0	0
Dipl.-Ing. Dr.-Ing. E. h. Jürgen Weber	0	0	0
Leo Wunderlich	692	10	200
Total	**45,109**	**80,786**	**64,362**

1 Excluding 150 Deutsche Bank shares, pooled in a family held partnership, in which Dr. Clemens Börsig has an interest of 25 %.

As of February 28, 2007, the members of the Supervisory Board held 45,109 shares, amounting to less than 0.01 % of our shares issued on that date.

Some of the Supervisory Board members who are or were formerly employees received grants under our employee share plans entitling them to receive shares at specified future dates or granting them options to acquire shares at future dates. For a description of our employee share plans, please refer to Note [20] of the consolidated financial statements. Shares that have been delivered to such employees as a result of grants under the plans (including following the exercise of options granted thereunder), and that have not been disposed by them, are shown in the "Number of Shares" column in the table above, as are shares otherwise acquired by them. Shares granted under the plans that have not yet been delivered to such employees are shown in the "Number of Share Grants" column.

Dr. Clemens Börsig holds 68,734 DB Equity Units granted under the DB Global Partnership Plan in connection with his prior service as a member of our Management Board, which are scheduled to be delivered to him in installments through August 2010. The share grants to Rolf Hunck include 10,919 shares granted under the Restricted Equity Units Plan in connection with his employment with us, which are scheduled to be delivered to him in installments through August 2010, and a further 1,045 shares granted under the DB Equity Plan, which are scheduled to be delivered to him in installments through February 2011. The other grants reflected in the table were made to employee members of our Supervisory Board under the DB Global Share Plan (since 2004) in 2006, and are scheduled to be delivered on November 1, 2007.

Dr. Clemens Börsig holds a total of 63,682 Performance Options granted under the DB Global Partnership Plan in connection with his prior service as a member of our Management Board. These options, which have all vested, have strike prices of € 89.96, € 47.53 and € 76.61 and expiration dates of February 1, 2008, February 1, 2009, and February 1, 2010, respectively. Each Performance Option is accompanied by a Partnership Appreciation Right. The other options reflected in the table were acquired via the voluntary participation of employee members of our Supervisory Board in the DB Global Share Plan (pre 2004). DB Global Share Plan options issued in 2001 generally have a strike price of € 87.66 and an expiration date of November 13, 2007; those issued in 2002 generally have a strike price of € 55.39 and an expiration date of November 13, 2008; those issued in 2003 generally have a strike price of € 75.24 and an expiration date of December 11, 2009. All options have vested and are with respect to our ordinary shares.

DIRECTORS' DEALINGS

Section 15a of the German Securities Trading Act (Wertpapierhandelsgesetz) requires persons discharging managerial responsibilities within an issuer of financial instruments to disclose their personal transactions in shares of the issuer and financial instruments based on them, especially derivatives, to the issuer and to the Federal Financial Supervisory Authority (BaFin). The duty of disclosure applies to the members of the Management Board and of the Supervisory Board as well as other managers of Deutsche Bank who have regular access to inside information about the company and are empowered to make significant managerial decisions. The duty of disclosure also applies to persons and certain legal entities closely associated with a person discharging managerial responsibilities at Deutsche Bank.

In accordance with our policy and the German law, the transactions since January 1, 2006, were as follows (until February 28, 2007):

Date and place of transaction	Name	Title of the security or right	WKN/ISIN	Type of transaction	Quantity and nominal	Price/ Currency	Amount	Comments
Management Board members								
14.2.2007 off-exchange	Dr. Tessen von Heydebreck	New DB shares	DB0G8A/ DE000DB0G8A3	Sell	16,056	€ 102.94	€ 1,652,804.64	Sale of purchased New DB shares via the DB Global Partnership Plan resulting in pre-tax gross proceeds of € 449,150.54
10.5.2006 off-exchange	Dr. Hugo Bänziger	New DB shares	DB0G4P/ DE000DB0G4P0	Sell	25,784	€ 94.7866	€ 2,443,979.50	Sale of purchased New DB shares via the DB Global Partnership Plan resulting in pre-tax gross proceeds of € 1,422,675.26
5.5.2006 off-exchange	Dr. Hugo Bänziger	DB shares	514000/ DE0005140008	Sell	5,905	€ 98.38	€ 580,933.90	
28.2.2006 Xetra	Dr. Josef Ackermann	DB shares	514000/ DE0005140008	Buy	10,000	€ 94.50	€ 945,000.00	
27.2.2006 Xetra	Hermann-Josef Lamberti	DB shares	514000/ DE0005140008	Sell	16,558	€ 94.12	€ 1,558,473.44	Sale in four partial executions: weighted average price € 94.12
14.2.2006 off-exchange	Dr. Josef Ackermann	New DB shares	DB0G4P/ DE000DB0G4P0	Sell	51,381	€ 87.27	€ 4,484,019.87	Sale of purchased New DB shares via the DB Global Partnership Plan resulting in pre-tax gross proceeds of € 632,192.00
14.2.2006 off-exchange	Dr. Josef Ackermann	New DB shares	DB0G4P/ DE000DB0G4P0	Sell	16,330	€ 87.27	€ 1,425,119.10	Sale of purchased New DB shares via the DB Global Partnership Plan resulting in pre-tax gross proceeds of € 382,612.00
14.2.2006 off-exchange	Dr. Tessen von Heydebreck	New DB shares	DB0G4P/ DE000DB0G4P0	Sell	26,899	€ 87.27	€ 2,347,475.73	Sale of purchased New DB shares via the DB Global Partnership Plan resulting in pre-tax gross proceeds of € 1,282,006.00

Date and place of transaction	Name	Title of the security or right	WKN/ISIN	Type of transaction	Quantity and nominal	Price/ Currency	Amount	Comments
Supervisory Board members								
28.2.2007 Stuttgart	Tilman Todenhöfer	DB shares	514000/ DE0005140008	Buy	150	€ 100.78	€ 15,117.00	
22.11.2006 Xetra	Ulrich Kaufmann	DB shares	514000/ DE0005140008	Sell	100	€ 102.351	€ 10,235.10	Sale of purchased DB shares via the DB Global Share Plan resulting in pre-tax gross proceeds of € 4,696.10
30.8.2006 Xetra	Sabine Horn	DB shares	514000/ DE0005140008	Sell	100	€ 89.10	€ 8,910.00	Sale of purchased DB shares via the DB Global Share Plan resulting in pre-tax gross proceeds of € 3,371.00
13.6.2006 Xetra	Gabriele Platscher	DB shares	514000/ DE0005140008	Sell	100	€ 82.11	€ 8,211.00	Sale of purchased DB shares via the DB Global Share Plan resulting in pre-tax gross proceeds of € 687.00
7.3.2006 off-exchange	Rolf Hunck	New DB shares	DB0G4P/ DE000DB0G4P0	Sell	726	€ 87.1033	€ 63,237.00	Sale of purchased New DB shares via the DB Global Partnership Plan resulting in pre-tax gross proceeds of € 8,812.00
Other executives								
28.2.2007 Xetra	Prof. Dr. Clemens Jochum Group Chief Technology Officer	DB shares	514000/ DE0005140008	Buy	500	€ 100.00	€ 50,000.00	Buy executed via a joint account held by Prof. Dr. Clemens Jochum and his wife, Adrienne Jochum
19.2.2007 Xetra	Richard Evans Deputy Chief Risk Officer	DB shares	514000/ DE0005140008	Sell	8,804	€ 106.94	€ 941,499.76	
14.2.2007 off-exchange	Pierre de Weck Global Head PWM	New DB shares	DB0G8A/ DE000DB0G8A3	Sell	46,772	€ 102.94	€ 4,814,709.68	Sale of purchased New DB shares via the DB Global Partnership Plan resulting in pre-tax gross proceeds of € 2,962,070.76
14.2.2007 off-exchange	Michael Cohrs Head of Global Banking	New DB shares	DB0G8A/ DE000DB0G8A3	Sell	197,620	€ 102.94	€ 20,343,002.80	Sale of purchased New DB shares via the DB Global Partnership Plan resulting in pre-tax gross proceeds of € 5,528,221.88
9.2.2007	Richard Evans Deputy Chief Risk Officer	DB shares	514000/ DE0005140008	Sell	114	€ 106.90	€ 12,187.00	Sale of purchased DB shares via a local share-based compensation plan resulting in proceeds of € 5,265.00
15.12.2006 off-exchange	Detlef Bindert Group Treasurer	DB shares	514000/ DE0005140008	Sell	2,000	€ 100.00	€ 200,000.00	Fulfillment of writer's obligation arising out of the sale of 20 contracts Deutsche Bank Calls, due December 15, 2006, strike price € 100. Original transaction dates from September 14, 2006 (see respective announcement).
23.11.2006 Xetra	Richard Evans Deputy Chief Risk Officer	DB shares	514000/ DE0005140008	Sell	59,286	€ 102.1382	€ 6,055,366.49	Sale of purchased DB shares via the DB Global Partnership Plan resulting in pre-tax gross proceeds of € 1,608,463.08.
22.11.2006 NYSE	Kevin Parker Global Head of Asset Management	DB shares	514000/ DE0005140008	Sell	22,687	$ 132.4022	$ 3,003,808.71	
15.11.2006 NYSE	Kevin Parker Global Head of Asset Management	DB shares	514000/ DE0005140008	Sell	20,000	$ 126.5135	$ 2,530,270.00	

Date and place of transaction	Name	Title of the security or right	WKN/ISIN	Type of transaction	Quantity and nominal	Price/ Currency	Amount	Comments
Other executives								
8.11.2006 Eurex	Detlef Bindert Group Treasurer	Eurex – Call on DB share	unavailable	Sell opening	25	€ 1.27	€ 3,175.00	Underlying instrument: DB share Strike price: € 110.00 Price multiplier: 100 Expiration date: 16.3.2007
6.11.2006 NYSE	Kevin Parker Global Head of Asset Management	DB shares	514000/ DE0005140008	Sell	30,000	$ 124.9944	$ 3,749,832.00	
2.11.2006 Frankfurt	Detlef Bindert Group Treasurer	DB shares	514000/ DE0005140008	Sell	1,500	€ 98.00	€ 147,000.00	
2.11.2006 NYSE	Kevin Parker Global Head of Asset Management	DB shares	514000/ DE0005140008	Sell	9,300	$ 123.5011	$ 1,148,560.23	
1.11.2006 NYSE	Kevin Parker Global Head of Asset Management	DB shares	514000/ DE0005140008	Sell	700	$ 125.50	$ 87,850.00	
14.9.2006 Eurex	Detlef Bindert Group Treasurer	Eurex – Call on DB share	unavailable	Sell opening	20	€ 1.30	€ 2,600.00	Underlying instrument: DB share Strike price: € 100.00 Price multiplier: 100 Expiration date: 15.12.2006
18.8.2006 Xetra	Anshu Jain Head of Global Markets	DB shares	514000/ DE0005140008	Sell	93,459	€ 87.6977	€ 8,196,139.34	
18.8.2006 Xetra	Prof. Dr. Clemens Jochum Group Chief Technology Officer	DB shares	514000/ DE0005140008	Sell	1,521	€ 88.33	€ 134,349.93	
10.5.2006 off-exchange	Dr. Axel Wieandt Head of Corporate Investments	New DB shares	DB0G4P/ DE000DB0G4P0	Sell	2,000	€ 94.7866	€ 189,573.34	Sale of purchased New DB shares via the DB Global Partnership Plan resulting in pre-tax gross proceeds of € 39,641.34
8.5.2006 Eurex	Detlef Bindert Group Treasurer	Eurex – Call on DB share	unavailable	Sell opening	25	€ 1.24	€ 3,100.00	Underlying instrument: DB share Strike price: € 110.00 Price multiplier: 100 Expiration date: 15.9.2006
15.3.2006 Xetra	Prof. Dr. Clemens Jochum Group Chief Technology Officer	DB shares	514000/ DE0005140008	Sell	5,893	€ 94.474	€ 556,735.23	Sale in three partial executions: weighted average price € 94.474
7.3.2006 off-exchange	Dr. Axel Wieandt Head of Corporate Investments	New DB shares	DB0G4P/ DE000DB0G4P0	Sell	1,705	€ 87.1033	€ 148,511.13	Sale of purchased New DB shares via the DB Global Partnership Plan resulting in pre-tax gross proceeds of € 20,694.00
28.2.2006 London	Richard Evans Chief Market Risk Officer	DB shares	514000/ DE0005140008	Sell	594	€ 93.2257	€ 55,376.00	
17.2.2006 Frankfurt	David Cannon Global Head CIB Controlling	DB shares	514000/ DE0005140008	Sell	1,825	€ 91.10	€ 166,257.50	
14.2.2006 Xetra	Pierre de Weck Global Head PWM	DB shares	514000/ DE0005140008	Sell	7,000	€ 90,511	€ 633,577,00	

Date and place of transaction	Name	Title of the security or right	WKN/ISIN	Type of transac-tion	Quantity and nominal	Price/ Currency	Amount	Comments
Other executives								
14.2.2006 Xetra	Pierre de Weck Global Head PWM	DB shares	514000/ DE0005140008	Sell	27,369	€ 90.16	€ 2,467,589.04	
14.2.2006 off-exchange	Detlef Bindert Group Treas-urer	New DB shares	DB0G4P/ DE000DB0G4P0	Sell	15,908	€ 87.27	€ 1,388,291.16	Sale of purchased New DB shares via the DB Global Partnership Plan resulting in pretax gross proceeds of € 195,732.00
14.2.2006 off-exchange	Michael Cohrs Head of Global Banking	New DB shares	DB0G4P/ DE000DB0G4P0	Sell	187,090	€ 87.27	€ 16,327,344.30	Sale of purchased New DB shares via the DB Global Partnership Plan resulting in pretax gross proceeds of € 8,916,709.00
14.2.2006 off-exchange	Anshu Jain Head of Global Markets	New DB shares	DB0G4P/ DE000DB0G4P0	Sell	233,863	€ 87.27	€ 20,409,224.01	Sale of purchased New DB shares via the DB Global Partnership Plan resulting in pretax gross proceeds of € 11,145,911.00
14.2.2006 off-exchange	Anshu Jain Head of Global Markets	New DB shares	DB0G4P/ DE000DB0G4P0	Sell	247,025	€ 87.27	€ 21,557,871.75	Sale of purchased New DB shares via the DB Global Partnership Plan resulting in pretax gross proceeds of € 3,039,396.00
3.2.2006 off-exchange	Anshu Jain Head of Global Markets	DB shares	514000/ DE0005140008	Sell	1,436	€ 86.54	€ 124,271.44	
3.2.2006 off-exchange	Anshu Jain Head of Global Markets	DB shares	514000/ DE0005140008	Sell	31.016	€ 86,39	€ 2.679.472,24	

RELATED PARTY TRANSACTIONS

We have business relationships with a number of the companies in which we own significant equity interests. We also have business relationships with a number of companies where members of our Management Board also hold positions on boards of directors. Our business relationships with these companies cover many of the financial services we provide to our clients generally.

We believe that we conduct all of our business with these companies on terms equivalent to those that would exist if we did not have equity holdings in them or management members in common, and that we have conducted business with these companies on that basis in 2006 and prior years. None of these transactions is or was material to us.

Among our business with related party companies in 2006 there have been and currently are loans, guarantees and commitments. All of these lending-related credit exposures (excluding derivatives), which totaled € 3.6 billion (including loans of € 0.9 billion) as of January 31, 2007,

— were made in the ordinary course of business,
— were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and
— did not involve more than the normal risk of collectibility or present other unfavorable features.

We have not conducted material business with parties that fall outside of the definition of related parties, but with whom we or our related parties have a relationship that enables the parties to negotiate terms of material transactions that may not be available from other, more clearly independent, parties on an arm's-length basis.

EUROHYPO

EUROHYPO AG ("EUROHYPO") resulted from a merger of our mortgage bank subsidiary EUROHYPO Europäische Hypothekenbank der Deutschen Bank AG with the mortgage bank subsidiaries of Dresdner Bank AG and Commerzbank AG in 2002. Subsequently, our German commercial real estate financing division, Dresdner Bank AG's U.S.-based real estate investment banking team, and part of our London-based real estate business were transferred to EUROHYPO. After these transactions, we owned 37.72 % of the outstanding share capital of EUROHYPO. In November 2005, we entered into a sale and purchase agreement to sell our entire 37.72 % stake in EUROHYPO to Commerzbank AG for a total consideration of € 2.6 billion. In December 2005, the first tranche of this transaction with a total value of € 0.7 billion was completed, reducing our stake to 27.99 %. The remaining tranche of the transaction was transferred in the first quarter of 2006.

We, Commerzbank AG and Dresdner Bank AG each granted EUROHYPO financial guarantees to protect EUROHYPO against losses resulting from loans each contributed to the new entity up to a fixed maximum amount for the period until December 31, 2006. The maximum amount of the financial guarantees of Commerzbank AG and Dresdner Bank AG were utilized by the end of 2003. By the end of 2005, EUROHYPO had made claims in respect of the full amount of our financial guarantee, which had an initial maximum amount of € 283 million. In connection with the sale of our stake in EUROHYPO to Commerzbank AG, we settled the guarantee by full payment to EUROHYPO, at the same time reserving some rights in respect of this payment against Commerzbank AG.

Prior to its disposition, we accounted for our investment in EUROHYPO under the equity method and as such recognized in our income statement our proportional share of the after-tax earnings or losses of EUROHYPO as reported applying U.S. GAAP.

We continue to provide EUROHYPO with loans and credit lines. Total loans and credit lines as of December 31, 2006 were € 795 million, of which € 793 million were utilized at that date.

Furthermore, we held fixed income securities issued by EUROHYPO, classified as securities available for sale, in the amount of € 311 million as of December 31, 2006.

XCHANGING ETB GMBH

We hold a stake of 44 % in Xchanging etb GmbH and account for it under the equity method. Xchanging etb GmbH is the holding company of Xchanging Transaction Bank GmbH ("XTB"), our former subsidiary european transaction bank GmbH, which is a provider of security settlement services. Of the remaining capital, 51 % is owned by Xchanging HoldCo No 3 Ltd (UK), a 100 % subsidiary of Xchanging B.V. (NL) ("Xchanging"), which has management control over and full operational responsibility for XTB, while 5 % is held by one of the larger clients of XTB. Two of the five executive directors of Xchanging etb GmbH and one member of the supervisory board of XTB are employed by us.

Our arrangements reached with Xchanging in 2004 include a 12-year outsourcing agreement with XTB for security settlement services and are aimed at reducing our costs without compromising service quality. In 2006, we received services from XTB with a volume of € 100 million and provided supply services (e.g. IT and real estate-related services) with a volume of € 35 million to XTB.

GRUNDBESITZ-INVEST

In 2005, grundbesitz-invest ("Grundbesitz"), an open-end property fund sponsored and managed by a subsidiary of ours, temporarily suspended the issuance and redemption of its share units pending an extraordinary revaluation of its real estate assets. Grundbesitz re-opened for issuance and redemption on March 3, 2006. We committed to support Grundbesitz's liquidity upon its re-opening by various means. In 2005, we recorded a provision of € 203 million representing the estimated direct and indirect costs of compensation to certain fund share unit holders. In December 2006, the fund manager sold a major portion of Grundbesitz's German real estate portfolio to Eurocastle, and Grundbesitz has realized significant book gains for its investors on such sale. As a result and as of the date hereof, we do not expect to have any further material risk from our prior commitments made in relation to Grundbesitz. In 2006, we released € 111 million of the provision mentioned above.

RELATED PARTY NONACCRUAL LOANS

Aside from our other shareholdings, we hold acquired equity interests in some of our clients arising from our efforts to protect our then-outstanding lending exposures to them.

The table below shows information on loans to related party companies that we have classified as nonaccrual as of December 31, 2006. As such, these nonaccrual loans may exhibit more than normal risk of collectibility or present other unfavorable features. The amounts outstanding disclosed for January 31, 2007 aggregate to € 39 million, down € 3 million or 7 % from January 31, 2006. Our participating interests in customer A is 10 % or more of its voting rights. We hold a significant portion of the outstanding equity interests in customers B and C noted below and account for these equity interests in our financial statements using the equity method of accounting (as described in Note [1] to the consolidated financial statements). We hold Radio Movil Digital Americas, Inc. as an unconsolidated subsidiary.

in € m.	Amount outstanding as of January 31, 2007	Largest amount outstanding January 1, 2006 to January 31, 2007	Nature of the loan and transaction in which incurred
Customer A	21	21	Comprising a € 21 million real estate finance loan bearing interest at 6.27 % per annum and guarantees which were honored after the company filed for liquidation bearing no interest. The loan is payable on demand and interest accrual has been stopped.
Customer B	3	3	Long term refinancing of non-recourse lease, bearing interest at 6.9 % per annum, maturing June 2019, for which interest accrual has been stopped.
Customer C	0	4	Lease refinancing of movable property bearing interest at 2.25 % per annum for which interest accrual has been stopped.
Radio Movil Digital Americas, Inc.	15	15	Cash loan payable on demand, bearing interest at 12 % per annum, for which interest accrual has been stopped.

We have not disclosed the names of the customers referred to by letters above because we have concluded that such disclosure would conflict with applicable privacy laws, such as customer confidentiality and data protection laws, and such customers have not waived application of these privacy laws. Auditing and Controlling

AUDITING AND CONTROLLING

AUDIT COMMITTEE FINANCIAL EXPERT

Our Supervisory Board has determined that Dr. Clemens Börsig and Dr. Karl-Gerhard Eick, who are members of its Audit Committee, are "audit committee financial experts", as such term is defined by the regulations of the Securities and Exchange Commission issued pursuant to Section 407 of the Sarbanes-Oxley Act of 2002. The audit committee financial experts mentioned above are "independent" of us, as defined in Rule 10A-3 under the U.S. Securities Exchange Act of 1934, which is the definition to which we, as a foreign private issuer the common shares of which are listed on the New York Stock Exchange, are subject.

CODE OF ETHICS

In response to Section 406 of the Sarbanes-Oxley Act of 2002, we have adopted a code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A copy of this code of ethics is available on our Internet website at http://www.deutsche-bank.com/corporate-governance.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

In accordance with German law, our principal accountants are appointed by our Annual General Meeting based on a recommendation of our Supervisory Board. The Audit Committee of our Supervisory Board prepares the board's recommendation on the selection of the principal accountants. Subsequent to the principal accountants' appointment, the Audit Committee awards the contract and in its sole authority approves the terms and scope of the audit and all audit engagement fees as well as monitors the principal accountants' independence. At our 2005 and 2006 Annual General Meetings, our shareholders appointed KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, which had been our principal accountants for a number of years, as our principal accountants for the 2005 and 2006 fiscal years, respectively.

The table set forth below contains the aggregate fees billed for each of the last two fiscal years by our principal accountants in each of the following categories: (i) Audit Fees, which are fees for professional services for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years, (ii) Audit-Related Fees, which are fees for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported as Audit Fees, (iii) Tax Fees, which are fees for professional services rendered for tax compliance, tax consulting and tax planning, and (iv) All Other Fees, which are fees for products and services other than Audit Fees, Audit- Related Fees and Tax Fees. These amounts exclude expenses and VAT.

Fee category in € m.	2006	2005
Audit fees	44	42
Audit-related fees	10	9
Tax fees	7	8
All other fees	–	–
Total fees	**61**	**59**

Our Audit-Related Fees included fees for accounting advisory, due diligence relating to actual or contemplated acquisitions and dispositions, attestation engagements and other agreed-upon procedure engagements. Our Tax Fees included fees for services relating to the preparation and review of tax returns and related compliance assistance and advice, tax consultation and advice relating to Group tax planning strategies and initiatives and assistance with assessing compliance with tax regulations. Our Other Fees were incurred for project-related advisory services.

United States law and regulations, and our own policies, generally require all engagements of our principal accountants be pre-approved by our Audit Committee or pursuant to policies and procedures adopted by it. Our Audit Committee has adopted the following policies and procedures for consideration and approval of requests to engage our principal accountants to perform non-audited services. Engagement requests must in the first instance be submitted to the Accounting Engagement Team established and supervised by our Group Finance Committee, whose members consist of our Chief Financial Officer and senior members of our Finance and Tax departments. If the request relates to services that would impair the independence of our principal accountants, the request must be rejected. Our Audit Committee has given its pre-approval for specified assurance, financial advisory and tax services, provided the expected fees for any such service do not exceed € 1 million. If the engagement request relates to such specified pre-approved services, it may be approved by the Group Finance Committee, which must thereafter report such approval to the Audit Committee. If the engagement request relates neither to prohibited non-audit services nor to pre-approved non-audit services, it must be forwarded by the Group Finance Committee to the Audit Committee for consideration. In addition, to facilitate the consideration of engagement requests between its meetings, the Audit Committee has delegated approval authority to several of its members who are "independent" as defined by the Securities and Exchange Commission and the New York Stock Exchange. Such members are required to report any approvals made by them to the Audit Committee at its next meeting.

Additionally, United States law and regulations permit the pre-approval requirement to be waived with respect to engagements for non-audit services aggregating no more than five percent of the total amount of revenues we paid to our principal accountants, if such engagements were not recognized by us at the time of engagement and were promptly brought to the attention of our Audit Committee or a designated member thereof and approved prior to the completion of the audit. In each of 2005 and 2006, the percentage of the total amount of revenue we paid to our principal accountants represented by non-audit services in each category that were subject to such a waiver was less than 5%.

COMPLIANCE WITH THE GERMAN CORPORATE GOVERNANCE CODE

DECLARATION OF CONFORMITY 2006

The Management Board and Supervisory Board issued a new Declaration of Conformity in accordance with § 161 German Stock Corporation Act (AktG) on October 31, 2006. Since the last Declaration of Conformity dated October 27, 2005, Deutsche Bank AG has complied with the recommendations of the "Government Commission's German Corporate Governance Code" in the version dated June 2, 2005, and since June 12, 2006, in the appropriate version with the following exceptions:

— For the members of the Management Board and Supervisory Board, there is a directors' and officers' liability insurance policy without a deductible (Code No. 3.8). This is actually a group insurance policy for a large number of staff members in Germany and abroad. Internationally, a deductible is unusual; a differentiation between board members and staff members does not appear to be appropriate.
— A member of the Management Board became Supervisory Board Chairman as well as Chairman of several Supervisory Board committees after leaving the Management Board (Code No. 5.4.4, sentence 1). Code No. 5.4.4, sentence 1 recommends that a Management Board member shall not as a rule become the Chairman of the Supervisory Board or the Chairman of Supervisory Board committees. In this specific case, the Supervisory Board believed that the Chair of the Supervisory Board of Deutsche Bank AG should only be transferred to someone who, through personal and senior managerial experience, is familiar with the complex nature of a bank with global operations. For this reason, the transfer from the Management Board to Chairman of the Supervisory Board was warranted.

This Declaration is based on the recommendations of the Code in the version dated June 2, 2005, and – since it became effective – the version dated June 12, 2006.

Deutsche Bank will act in conformity with the recommendations of the "Government Commission's German Corporate Governance Code" in the Code version dated June 12, 2006, with the following exception:

— For the members of the Management Board and Supervisory Board, there is a directors' and officers' liability insurance policy without a deductible (Code No. 3.8). This is actually a group insurance policy for a large number of staff members in Germany and abroad. Internationally, a deductible is unusual; a differentiation between board members and staff members thus does not appear to be appropriate.

The Declaration of Conformity dated October 31, 2006, and all of the previous versions of the Declaration of Conformity are published on Deutsche Bank's website at www.deutsche-bank.com/corporate-governance, where a copy of the German Corporate Governance Code is also available.

STATEMENT ON THE SUGGESTIONS OF THE GERMAN CORPORATE GOVERNANCE CODE

Deutsche Bank voluntarily complies with the suggestions of the Code in the version dated June 12, 2006, with the following exceptions:

— The representatives appointed by Deutsche Bank to exercise shareholders' voting rights can be reached by those attending the General Meeting until just before voting commences. The representatives are reachable by those not attending until 12 noon on the day of the General Meeting using the instruction tool in the Internet (Code No. 2.3.3). In this manner, the risk of any technical disruptions directly before voting takes place can basically be excluded. The broadcast through the Internet also ends at the latest at this time, which means information useful for non-participants in forming an opinion can no longer be expected thereafter.
— Our broadcast of the General Meeting through the Internet (Code No. 2.3.4) covers the opening of the General Meeting by the Chairman and the report of the Management Board. The shareholders are thus free to hold their discussions with management unencumbered by a public broadcast to a wide audience.
— Previously, all of the members of the Supervisory Board have been elected for a uniform period of office (Code No. 5.4.6). However, according to § 9 (1) of the Articles of Association, it is possible to vary the periods of office in future elections.

Supervisory Board

DR. CLEMENS BÖRSIG
Chairman,
Frankfurt am Main
(from May 4, 2006)

DR. ROLF-E. BREUER
Chairman,
Frankfurt am Main
(until May 3, 2006)

HEIDRUN FÖRSTER*
Deputy Chairperson,
Deutsche Bank Privat- und
Geschäftskunden AG,
Berlin

DR. KARL-GERHARD EICK
Deputy Chairman of the Board
of Management of
Deutsche Telekom AG,
Cologne

KLAUS FUNK*
Deutsche Bank Privat-
und Geschäftskunden AG,
Frankfurt am Main
(until February 1, 2006)

ULRICH HARTMANN
Chairman of the Supervisory
Board of E.ON AG,
Düsseldorf

GERD HERZBERG*
Deputy Chairman of
ver.di Vereinte Dienstleistungs-
gewerkschaft,
Berlin
(from June 2, 2006)

SABINE HORN*
Deutsche Bank AG,
Frankfurt am Main

ROLF HUNCK*
Deutsche Bank AG,
Hamburg

SIR PETER JOB
London

**PROF. DR.
HENNING KAGERMANN**
Chairman and CEO of SAP AG,
Walldorf/Baden

ULRICH KAUFMANN*
Deutsche Bank AG,
Düsseldorf

PETER KAZMIERCZAK*
Deutsche Bank AG,
Essen
(from February 1, 2006)

**PROF. DR. DR. H. C.
PAUL KIRCHHOF**
University professor, Ruprecht-
Karls-University Heidelberg,
Heidelberg
(until July 15, 2006)

MAURICE LÉVY
Chairman and Chief Executive
Officer, Publicis Groupe S.A.,
Paris
(from June 1, 2006)

HENRIETTE MARK*
Deutsche Bank AG,
Munich

MARGRET MÖNIG-RAANE*
Deputy Chairperson of
ver.di Vereinte Dienstleistungs-
gewerkschaft,
Berlin
(until June 1, 2006)

**PROF. DR. JUR. DR.-ING. E.H.
HEINRICH VON PIERER**
Chairman of the Supervisory
Board of Siemens AG,
Erlangen

GABRIELE PLATSCHER*
Deutsche Bank Privat- und
Geschäftskunden AG,
Braunschweig

KARIN RUCK*
Deutsche Bank AG,
Bad Soden am Taunus

DR. THEO SIEGERT
Managing Partner of
de Haen Carstanjen & Söhne,
Düsseldorf
(from July 16, 2006)

TILMAN TODENHÖFER
Managing Partner of
Robert Bosch Industrie-
treuhand KG,
Stuttgart

**DIPL.-ING. DR.-ING. E.H.
JÜRGEN WEBER**
Chairman of the Supervisory
Board of Deutsche Lufthansa AG,
Hamburg

**DIPL.-ING.
ALBRECHT WOESTE**
Chairman of the Supervisory
Board and Shareholders'
Committee of Henkel KGaA,
Düsseldorf
(until June 1, 2006)

LEO WUNDERLICH*
Deutsche Bank AG,
Mannheim

* Employees' representative

COMMITTEES

CHAIRMAN'S COMMITTEE

Dr. Clemens Börsig
Chairman
(from May 4, 2006)

Dr. Rolf-E. Breuer
Chairman
(until May 3, 2006)

Heidrun Förster*

Ulrich Hartmann

Ulrich Kaufmann*

MEDIATION COMMITTEE

Dr. Clemens Börsig
Chairman
(from May 4, 2006)

Dr. Rolf-E. Breuer
Chairman
(until May 3, 2006)

Heidrun Förster*

Ulrich Hartmann

Henriette Mark*

AUDIT COMMITTEE

Dr. Karl-Gerhard Eick
Chairman

Dr. Clemens Börsig
(from May 4, 2006)

Dr. Rolf-E. Breuer
(until May 3, 2006)

Heidrun Förster*

Sabine Horn*

Rolf Hunck*

Sir Peter Job

RISK COMMITTEE

Dr. Clemens Börsig
Chairman
(from May 4, 2006)

Dr. Rolf-E. Breuer
Chairman
(until May 3, 2006)

Sir Peter Job

Prof. Dr. Henning Kagermann

Prof. Dr. jur. Dr.-Ing. E.h.
Heinrich von Pierer
Substitute Member

Tilman Todenhöfer
Substitute Member

* Employees' representative

Regional Advisory Board Europe

WERNER WENNING
– Chairman
Chairman of the Board of Managing Directors of Bayer AG, Leverkusen

DR. KURT BOCK
Member of the Group Board of BASF Aktiengesellschaft, Ludwigshafen

CARL L. VON BOEHM-BEZING
Frankfurt am Main
(until June 1, 2006)

DR. KARL-LUDWIG KLEY
Vice Chairman of the Executive Board and General Partner of Merck KGaA, Darmstadt

FRANCIS MER
Bourg-la-Reine

ALEXEY A. MORDASHOV
Chairman of the Board of Directors, Severstal; Director General, Company Severstal-Group, Cherepovets

DR. H. C. AUGUST OETKER
General Partner of Dr. August Oetker KG, Bielefeld

ECKHARD PFEIFFER
Kitzbühel

DR. BERND PISCHETSRIEDER
Volkswagen AG, Wolfsburg

DR. WOLFGANG REITZLE
President and CEO of Linde AG, Wiesbaden

DR. RER. POL. MICHAEL ROGOWSKI
Chairman of the Supervisory Board of J. M. Voith AG, Heidenheim

HÅKAN SAMUELSSON
President and CEO of MAN Aktiengesellschaft, Munich

MARIA-ELISABETH SCHAEFFLER
Partner and Chairman of the Supervisory Board of INA-Holding Schaeffler KG, Herzogenaurach

DR. CEZARY STYPULKOWSKI
Former President and CEO of PZU SA, Warsaw
(until December 31, 2006)

JÜRGEN R. THUMANN
President, BDI – Federation of German Industries, Chairman of the Shareholders' Committee of Heitkamp & Thumann KG, Düsseldorf

DR. DIETER ZETSCHE
Chairman of the Board of Management and Head of Mercedes Car Group of DaimlerChrysler AG, Stuttgart

Regional Client Advisory Board – Americas

MICHAEL CAPELLAS
Senior Advisor, Silver Lake Partners;
Former President & CEO, MCI

ANTHONY W. DEERING
Chairman, Exeter Capital

ARCHIE DUNHAM
Former Chairman, ConocoPhillips

BENJAMIN H. GRISWOLD, IV
Chairman, Brown Advisory

ROBERT L. JOHNSON
Founder & Chairman,
the RLJ Companies;
Founder & Former Chairman,
Black Entertainment Television

EDWARD KANGAS
Chairman, Tenet Healthcare;
Former Chairman & CEO,
Deloitte Touche Tohmatsu

LYNN MARTIN
President, Martin Hall Group;
Former U.S. Labor Secretary

ROBERT P. MAY
CEO, Calpine Corp.

MICHAEL E. J. PHELPS
Chairman, Dornoch Capital;
Former CEO & President,
WestCoast Energy

NORMAN AUGUSTINE
Former CEO & Chairman,
Lockheed Martin
(from January 1, 2007)

GEORGE J. MITCHELL
Former Chairman, Walt Disney
Company;
Former U.S. Senator
(from January 1, 2007)

JOHN SNOW
Chairman, Cerberus Capital
Management;
Former U.S. Treasury Secretary
(from January 1, 2007)

Group Five-Year Record

Balance Sheet in € m.	2006	2005	2004	2003	2002
Total assets	1,126,230	992,161	840,068	803,614	758,355
Loans, net	168,134	151,355	136,344	144,946	167,303
Liabilities	1,093,422	962,225	814,164	775,412	728,364
Total shareholders' equity	32,808	29,936	25,904	28,202	29,991
Tier I risk-based capital (BIS)	24,498	21,898	18,727	21,618	22,742
Total risk-based capital (BIS)	35,323	33,886	28,612	29,871	29,862

Income Statement in € m.	2006	2005	2004	2003	2002
Net interest revenues	6,919	6,001	5,182	5,847	7,186
Provision for loan losses	330	374	372	1,113	2,091
Commissions and fee income	11,544	10,089	9,506	9,332	10,834
Trading revenues, net	8,247	7,429	6,186	5,611	4,024
Other noninterest revenues	1,628	2,121	1,044	478	4,503
Total net revenues (after provision for loan losses)	**28,008**	**25,266**	**21,546**	**20,155**	**24,456**
Compensation and benefits	12,649	10,993	10,222	10,495	11,358
Goodwill amortization/impairment and impairment of intangibles	31	–	19	114	62
Restructuring activities	192	767	400	(29)	583
Other noninterest expenses	7,011	7,394	6,876	6,819	8,904
Total noninterest expenses	**19,883**	**19,154**	**17,517**	**17,399**	**20,907**
Income before income tax expense and cumulative effect of accounting changes	**8,125**	**6,112**	**4,029**	**2,756**	**3,549**
Income tax expense	2,186	2,039	1,437	1,327	372
Effect from the reversal of 1999/2000 credits for tax rate changes	(1)	544	120	215	2,817
Cumulative effect of accounting changes, net of tax	46	–	–	151	37
Net income	**5,986**	**3,529**	**2,472**	**1,365**	**397**

Key figures	2006	2005	2004	2003	2002
Basic earnings per share	€ 13.31	€ 7.62	€ 5.02	€ 2.44	€ 0.64
Diluted earnings per share	€ 11.55	€ 6.95	€ 4.53	€ 2.31	€ 0.63
Dividends paid per share in period	€ 2.50	€ 1.70	€ 1.50	€ 1.30	€ 1.30
Return on average total shareholders' equity (post-tax)	19.5 %	12.5 %	9.1 %	4.7 %	1.1 %
Adjusted return on average active equity (post-tax)[1]	22.2 %	16.2 %	10.5 %	5.2 %	10.2 %
Cost/income ratio[2]	70.2 %	74.7 %	79.9 %	81.8 %	78.8 %
BIS core capital ratio (Tier I)	8.9 %	8.7 %	8.6 %	10.0 %	9.6 %
BIS capital ratio (Tier I + II + III)	12.9 %	13.5 %	13.2 %	13.9 %	12.6 %
Employees (full-time equivalent)	68,849	63,427	65,417	67,682	77,442

1 We calculate this adjusted measure of our return on average total shareholders' equity to make it easier to compare us to our competitors. We refer to this adjusted measure as our "adjusted return on average active equity". However, this is not a measure of performance under U.S. GAAP and you should not compare our ratio to other companies' ratios without considering the differences in calculation of the ratios. The principal items for which we adjust our ratio are the average unrealized net gains on securities available for sale, net of applicable tax effects. In addition we adjust our average total shareholders' equity for the effect of our paying a dividend once a year following its approval by the general shareholders' meeting. Net income used for this calculation is adjusted for the income tax expense from the change in effective tax rate and the reversing effect and for the effect of accounting changes.

2 Total noninterest expenses as a percentage of net interest revenues before provision for loan losses plus noninterest revenues.

Declaration of Backing[1]

Deutsche Bank AG ensures, except in the case of political risk, that the following companies are able to meet their contractual liabilities:

Berliner Bank AG & Co. KG, Berlin

DB Investments (GB) Limited, London

Deutsche Asset Management International GmbH, Frankfurt am Main

Deutsche Asset Management Investmentgesellschaft mbH vormals DEGEF Deutsche Gesellschaft für Fondsverwaltung mbH, Frankfurt am Main

Deutsche Australia Limited, Sydney

Deutsche Bank Americas Holding Corp., Wilmington

Deutsche Bank Luxembourg S.A., Luxembourg

Deutsche Bank (Malaysia) Berhad, Kuala Lumpur

Deutsche Bank Polska S.A., Warsaw

Deutsche Bank (Portugal), S.A., Lisbon

Deutsche Bank Rt., Budapest

Deutsche Bank S.A., Buenos Aires

Deutsche Bank S.A. – Banco Alemão, São Paulo

Deutsche Bank S.A./N.V., Brussels

Deutsche Bank, Sociedad Anónima Española, Barcelona

Deutsche Bank Società per Azioni, Milan

Deutsche Bank (Suisse) S.A., Geneva

Deutsche Futures Singapore Pte Ltd., Singapore

Deutsche Morgan Grenfell Group plc, London

Deutsche Securities Asia Limited, Hong Kong

Deutsche Securities Limited, Hong Kong

DWS Holding & Service GmbH, Frankfurt am Main

DWS Investment GmbH, Frankfurt am Main

DWS Investment S.A., Luxembourg

OOO Deutsche Bank, Moscow

Schiffshypothekenbank zu Lübeck Aktiengesellschaft, Hamburg

1 Companies with which a profit and loss transfer agreement exists are marked in the List of shareholdings.

Glossary

Adjusted return on average active shareholders' equity
An adjusted measure to make it easier to compare us to our competitors. The principal item for which we adjust our Return on equity is the aggregate unrealized gains and losses (including tax effect) in our portfolio of shareholdings in publicly-listed industrial companies. We include realized gains and losses (net of tax effect) in active equity from the time those shareholdings are sold and the related gains are employed by our businesses. → Return on average total shareholders' equity (RoE).

Alternative assets/investments
Direct investments in → Private equity, venture capital, mezzanine capital, real estate capital investments and investments in leveraged buyout funds, venture capital funds and → Hedge funds.

Asset-backed securities
Particular type of securitized payment receivables in the form of tradable securities. These securities are created by the repackaging of certain financial assets → (Securitization).

Back-testing
Back-testing is used to verify the predictive power of the → Value-at-risk model. Hypothetical daily profits and losses are compared with the estimates we had forecasted using the → Value-at-risk model.

Banking book
All risk positions that are not allocated to the → Trading book.

BIS capital ratio
Key figure for international banks expressing in % the ratio between their capital and their risk-weighted position for regulatory purposes. The minimum total capital ratio to be complied with is 8 % and the minimum core capital ratio 4 %.

BIS
Bank for International Settlements domiciled in Basel.

Broker/brokerage
Brokers accept orders to buy and sell securities from banks and private investors and execute them on behalf of the customer. For this activity, the broker usually receives a commission.

Buyout
Purchase (in full or in part) of a company or specific corporate activities.

Capital according to BIS
Capital recognized for regulatory purposes according to the Basel Capital Adequacy Accord of 1988 (last amended in January 1996) for international banks.
Total capital consists of:
– core capital or Tier I capital: primarily share capital, reserves and hybrid capital components,
– supplementary capital or Tier II capital: primarily participatory capital, long-term subordinated debt, unrealized gains on listed securities and other inherent loss allowances,
– Tier III capital: mainly short-term subordinated debt and excess Tier II capital.
Supplementary capital is limited to 100 % of core capital and the amount of long-term subordinated debt that can be recognized as supplementary capital is limited to 50 % of core capital.

Cash flow statement
Calculation and presentation of the cash flow generated or consumed by a company during a financial year as a result of its business, investing and financing activities, and reconciliation of holdings of cash and cash equivalents (cash reserve) at the beginning and end of a financial year.

Cash management
Refers to the management of liquid assets in dollars, euro and other currencies for companies and financial institutions to optimize financial transactions.

Cash margin receivables/payables
Balances placed by/placed with Deutsche Bank at/by → broker-dealers and clearing organizations for clearing purposes.

Clearing
The process of transmitting, reconciling and, in some cases, confirming payment orders.

Comprehensive income
Change of equity excluding transactions with shareholders (e.g. dividends, issuance of shares). It consists primarily of net income and → Other comprehensive income.

Confidence level
In the framework of the → Value-at-risk concept it is the level of probability that the loss stated by the → Value-at-risk will arise in the respective interval.

Cost/income ratio
In general: a ratio expressing a company's cost effectiveness which sets operating expenses in relation to operating income.

Country risk
The risk that we may suffer a loss, in any given country, due to political and social unrest, nationalization and expropriation of assets, government repudiation of external indebtedness, exchange controls and currency depreciation or devaluation.

Credit default swap
An agreement between two parties whereby one party pays the other a fixed coupon over a specified term. The other party makes no payment unless a specified credit event such as a default occurs, at which time a payment is made and the swap terminates.

Credit derivatives
Financial instruments with which → Credit risk connected with loans, bonds or other risk-weighted assets or market risk positions is transferred to parties providing protection. This does not alter or re-establish the underlying credit relationship of the original risk-takers (parties selling the credit risks).

Credit risk
Risk that customers may not be able to meet their contractual payment obligations. Credit risk includes default risk, → Country risk and settlement risk.

Custody
Custody and administration of securities as well as additional securities services.

Deferred taxes
Tax charges and accruals allocated for payment in a later financial year. Deferred taxes reflect the temporary differences between assets and liabilities recognized for financial reporting purposes and such amounts recognized for income tax purposes.

Derivatives
Products whose value derives largely from the price, price fluctuations and price expectations of an underlying instrument (e.g. share, bond, foreign exchange or index). Derivatives include → Swaps, → Options and → Futures.

Earnings per share
Key figure determined according to → U.S. GAAP and expressing a company's net income in relation to the average number of common shares. Apart from basic earnings per share, diluted earnings per share must also be reported if the conversion and exercise of outstanding stock options, share awards and convertible bonds could increase the number of shares.

Economic capital
A figure which states with a high degree of certainty the amount of equity capital we need at any given time to absorb unexpected losses arising from current exposures. It must be clearly distinguished from reported capital and reserves.

Emerging markets
Expanding markets in developing nations, primarily financial markets.

Equity capital markets
Primarily, activities connected with a company's IPO or the placement of new shares. It also covers the privatization of state-owned companies.

Equity method
Valuation method for investments in companies over which significant influence can be exercised regarding operating and financial policies. The pro-rata share of the company's net income (loss) increases (decreases) the carrying value of the investment affecting net income. Distributions decrease the carrying value of the investment without affecting net income.

Event risk scenarios
Scenarios representing important events, e.g. large movements in interest or exchange rates.

Expected loss
Measurement of the default loss to be expected in our loan portfolio within one year on the basis of historical loss data.

Exposure
The amount which the bank may lose in case of losses incurred due to risks taken, e.g. in case of a borrower's or counterparty's default.

Fair value
Amount at which assets or liabilities would be exchanged between knowledgeable, willing and independent counterparties. Fair value is often identical to market price.

Futures
Forward contracts standardized with respect to quantity, quality and delivery date, in which an instrument traded on the money, capital, precious metal or foreign exchange markets, is to be delivered or taken receipt of at an agreed price at a certain future time. Cash settlement is often stipulated for such contracts (e.g. futures based on equity indices) to meet the obligation (instead of delivery or receipt of securities).

General business risk
Risk arising from changes in general business conditions, such as market environment, client behavior and technological progress. These factors can affect our earnings if we are unable to adjust quickly to changes in them.

Goodwill
The amount which the buyer of a company pays, taking account of future earnings, over and above the → Fair value of the company's individually identifiable assets and liabilities.

Hedge accounting
Financial reporting of hedging relationships (formation of valuation units) which are subject to certain conditions.

Hedge fund
A fund whose investors are generally institutions and wealthy individuals. Hedge funds can employ strategies which mutual funds are not permitted to use. Examples include short selling, leveraging and → Derivatives. Hedge fund returns are often uncorrelated with traditional investment returns.

IFRS (International Financial Reporting Standards) / previously IAS (International Accounting Standards)
Financial Reporting Rules of the International Accounting Standards Board to ensure globally transparent and comparable accounting and disclosure. Main objective is to present information that is useful in making economic decisions, mainly for investors.

Investment banking
Generic term for capital market-oriented business. This includes primarily the issuing and trading of securities and their → Derivatives, interest and currency management, corporate finance, M&A advisory, structured finance and → Private equity.

Liquidity risk
Risk to our earnings and capital arising from the bank's potential inability to meet matured obligations without incurring unacceptably high losses.

Market risk
Arises from the uncertainty concerning changes in market prices and rates (including interest rates, share prices, foreign exchange rates and commodity prices), the correlations among them and their levels of volatility.

Mark-to-market valuation
Valuation at current market prices. Applies, for instance, to trading activities (→ Trading revenues)

Mezzanine
Flexible, mixed form of financing comprising equity and debt capital.

Here: long-term subordinated financing instrument used to finance growth while at the same time strengthening the borrower's economic equity capital base.

Monte Carlo simulation
A Monte Carlo simulation is a model that calculates the gain or loss from a transaction by analyzing a large number of different market scenarios (e.g. 10,000).

Netting agreements
Contracts between two parties that under certain circumstances – e.g. insolvency – mutual claims from outstanding business can be offset against each other. The inclusion of a legally binding netting agreement reduces the default risk from a gross to a net amount.

Operational risk
Potential for incurring losses in relation to employees, project management, contractual specifications and their documentation, technology, infrastructure failure and disasters, external influences and customer relationships. This definition includes legal and regulatory risk.

Option
Right to purchase (call option) or sell (put option) a specific underlying (e.g. security or foreign exchange) from or to a counterparty (option seller) at a predetermined price on or before a specific future date.

OTC derivatives
Nonstandardized financial instruments
(→ Derivatives) not traded on a stock exchange, but directly between market participants (over the counter).

Other comprehensive income
Primarily includes unrealized gains and losses on foreign currency translation and on → Securities available for sale. These unrealized gains and losses are not included in net income but reported in accumulated other comprehensive income in shareholders' equity.

Portfolio
In general: part or all of one or all categories of asset (e.g. securities, loans, equity investments or real estate). Portfolios are formed primarily to diversify risk.
Here: combination of similar transactions, especially in securities and/or → Derivatives, under price risk considerations.

Private banking
Business with investment-oriented and high net worth clients.

Private equity
Equity investment in non-listed companies. Examples are venture capital and buyout funds.

Probability of default

States the expected average probability of counterparty default, based on a statistical analysis of historical defaults in our → Portfolio.

Projected unit credit method

An accrued benefit valuation method, according to SFAS 87, used to determine the actuarial present value of an enterprise's defined benefit obligations and the related current service cost. This method takes into account the expected rates of salary increases, for instance, as the basis for future benefit increases. The rate used to discount post-employment benefit obligations is determined by reference to market yields at the balance sheet date on high quality corporate bonds.

Rating

External: standardized evaluation of issuers' credit standing and debt instruments, carried out by specialized agencies.

Internal: detailed risk assessment of every → Exposure associated with an obligor.

Receivables/payables related to prime brokerage

Receivables/payables related to prime brokerage are amounts owed to/owed by Deutsche Bank from activities such as acting as settlement agent, custody provider, financing/funding provider and preparer of account statements for clients who are money managers, → hedge funds, market makers and other professional investors.

Registered shares

Shares registered in a person's name. As required under joint stock company law, that person is registered in the share register with several personal details and the number of shares owned. Only those persons entered in the share register are deemed to be shareholders of the company and are entitled, for instance, to exercise rights at the General Meeting.

Repo (repurchase agreement)

An agreement to repurchase securities sold (genuine repurchase agreement where the asset remains the seller's property). From the buyer's viewpoint, the transaction is a reverse repo.

Return on average total shareholders' equity (RoE)

In general: ratio showing the income situation of a company, setting profit (net income) in relation to capital employed.

Here: net income as a percentage of average capital employed over the year → Adjusted return on average active shareholders' equity.

Risk position according to BIS

The risk position according to → BIS is made up of risk-weighted assets, comprising above all the counterparty risks in the → Banking book and the → Trading book, and the market risk equivalent for interest, foreign exchange, equity and commodity price risks.

While the risk-weighted assets are calculated on the basis of regulatory standard methods, the market risk equivalent corresponds to 12.5 times our → Value-at-risk figure (99 % → Confidence level and ten days holding period), which is calculated on the basis of our regulatorily recognized internal models and scaled up with a bank-specific multiplier (at least 3).

Sarbanes-Oxley-Act (SOX)

U.S. capital market law passed in 2002 to strengthen corporate governance and restore investor confidence in response to a number of major corporate and accounting scandals. Legislation establishes new or enhanced standards ranging from additional Corporate Board responsibilities to criminal penalties for all companies that have listed their shares on a U.S. stock exchange.

Securities available for sale

Securities which are not held for trading purposes and (in case of debt securities) are not held to maturity. They are reported in the balance sheet at their → Fair value. Changes in → Fair value are generally reported in → Other comprehensive income in shareholders' equity. Declines in → Fair value below their amortized cost that are deemed to be other than temporary and realized gains and losses are reported in the consolidated statement of income.

Securitization

In general: rights evidenced by securities (e.g. shares or bonds).

Here: replacing loans or financing various kinds of claims by issuing securities (such as bonds or commercial paper).

Segment information

Disclosure of a company's assets and income, broken down by activity (division) and geographical area (region).

Shareholder value

Management concept that focuses strategic and operational decision-making on the steady growth of a company's value. The guiding principle is that only returns above the cost of capital add value for shareholders.

Swaps

In general: exchange of one payment flow for another.

Interest rate swap: exchange of interest payment flows in the same currency with different terms and conditions (e.g. fixed or floating).

Currency swap: exchange of interest payment flows and principal amounts in different currencies.

Trading book
A bank-regulatory term for positions in financial instruments, shares and tradable claims held by a bank which are intended for resale in the short term to benefit from price and interest rate fluctuations. This also includes business that is closely associated with trading book positions (e.g. for hedging purposes). Risk positions not belonging to the trading book are shown in the → Banking book.

Trading revenues
Balance of realized and unrealized gains and losses on the positions held in the trading portfolio and net interest revenues on → Derivatives held for trading purposes. Trading generally reflects frequent buying and selling, i.e. the positions are taken with the objective of generating profits on short-term differences in price.

Trust preferred securities
Hybrid capital instruments characterized by profit-related interest payments. Under banking regulations they are part of core capital if interest payments are not accumulated in case of losses (non cumulative trust preferred securities) and if the instruments do not have a stated maturity date or if they are not redeemable at the option of the holder. Otherwise they are included in supplementary capital (e.g. cumulative trust preferred securities).

U.S. GAAP (United States Generally Accepted Accounting Principles)
U.S. accounting principles drawn up by the Financial Accounting Standards Board (FASB) and the American Institute of Certified Public Accountants (AICPA). In addition, the interpretations and explanations furnished by the Securities and Exchange Commission (SEC) are particularly relevant for companies listed on the stock exchange. As in the case of → IFRS the main objective is to provide decision useful information, especially for investors.

Value-at-risk
Value-at-risk measures, for a given → Portfolio, the potential future loss (in terms of market value) that, under normal market conditions, will not be exceeded in a given period and with a given → Confidence level.

Impressum/Publications

Deutsche Bank Aktiengesellschaft
Taunusanlage 12
Germany
60262 Frankfurt am Main
Telephone: +49 69 9 10-00
deutsche.bank@db.com

Investor Relations:
+49 69 9 10-3 80 80
db.ir@db.com

Annual Review 2006 and Financial Report 2006 on the Internet:
www.deutsche-bank.com/06

Cautionary statement regarding forward-looking statements

This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations. Any statement in this presentation that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our management agenda, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of 27 March 2007 in the section "Risk Factors". Copies of this document are available upon request or can be downloaded from www.deutsche-bank.com/ir

We will be happy to send you the following publications relating to the financial statements.
Please note that Deutsche Bank Group's annual report consists of two separate sections: Annual Review 2006 and Financial Report 2006.

Annual Review 2006
(German and English)

Financial Report 2006
(German and English)

Annual Report 2006 on Form 20-F
(English)

Annual Financial Statements and Management Report of Deutsche Bank AG 2006
(German and English)

List of Mandates 2006
(German and English)

List of shareholdings 2006
(German and English)

List of Advisory Council Members
(German)

Corporate Social Responsibility – Report 2006
(from May 2007 in German and English)

How to order:

- by e-mail to service-center@bertelsmann.de
- on the Internet at www.deutsche-bank.com/06
- by fax to +49 18 05 0 70 808
- by phone to +49 18 05 802 200
- by mail from
  arvato logistics services
  Bestellservice Deutsche Bank
  Gottlieb-Daimler-Straße 1
  D-33428 Harsewinkel
  Germany

FINANCIAL CALENDAR

2007

May 8, 2007	Interim Report as of March 31, 2007
May 24, 2007	**Annual General Meeting in the Festhalle Frankfurt am Main (Exhibition Center)**
May 25, 2007	Dividend payment
Aug 1, 2007	Interim Report as of June 30, 2007
Oct 31, 2007	Interim Report as of September 30, 2007

2008

Feb 7, 2008	Preliminary results for the 2007 financial year
Mar 26, 2008	Annual Report 2007 and Form 20-F
Apr 29, 2008	Interim Report as of March 31, 2008
May 29, 2008	**Annual General Meeting in the Festhalle Frankfurt am Main (Exhibition Center)**
May 30, 2008	Dividend payment
Jul 31, 2008	Interim Report as of June 30, 2008
Oct 30, 2008	Interim Report as of September 30, 2008


Review 2006

NEW MARKETS, NEW OPPORTUNITIES.

// Our Identity. We are a leading global investment bank with a strong and profitable private clients franchise. Our businesses are mutually reinforcing. A leader in Germany and Europe, we are powerful and growing in North America, Asia and key emerging markets.

// Our Mission. We compete to be the leading global provider of financial solutions for demanding clients creating exceptional value for our shareholders and people.

// A Passion to Perform. This is the way we do business. We pursue excellence, leverage unique insights, deliver innovative solutions and build long-term relationships.

Deutsche Bank

The Group at a Glance

	2006	2005
Share price at period end	€ 101.34	€ 81.90
Share price high	€ 103.29	€ 85.00
Share price low	€ 80.74	€ 60.90
Dividend per share (proposed for 2006)	€ 4.00	€ 2.50
Basic earnings per share	€ 13.31	€ 7.62
Diluted earnings per share[1]	€ 11.55	€ 6.95
Average shares outstanding, in m., basic	450	463
Average shares outstanding, in m., diluted	511	509
Return on average total shareholders' equity (post-tax)	19.5%	12.5%
Adjusted return on average active equity (post tax)[2,3]	22.2%	16.2%
Pre-tax return on average total shareholders' equity	26.4%	21.7%
Pre-tax return on average active equity[3]	30.4%	24.3%
Cost/income ratio[4]	70.2%	74.7%

in € m.	2006	2005
Total revenues	28,338	25,640
Provision for loan losses	330	374
Total noninterest expenses	19,883	19,154
Income before income tax expense and cumulative effect of accounting changes	8,125	6,112
Net income	5,986	3,529

in € bn.	Dec 31, 2006	Dec 31, 2005
Total assets	1,126	992
Loans, net	168	151
Shareholders' equity	32.8	29.9
BIS core capital ratio (Tier I)	8.9%	8.7%

Number	Dec 31, 2006	Dec 31, 2005
Branches	1,717	1,588
thereof in Germany	934	836
Employees (full-time equivalent)	68,849	63,427
thereof in Germany	26,401	26,336

Long-term rating	Dec 31, 2006	Dec 31, 2005
Moody's Investors Service, New York	Aa3	Aa3
Standard & Poor's, New York	AA–	AA–
Fitch Ratings, New York	AA–	AA–

[1] Including effect of dilutive derivatives, net of tax.

[2] Net income of € 5,986 million for 2006 and € 3,529 million for 2005 is adjusted for the reversal of 1999/2000 credits for tax rate changes of € (1) million for 2006 and € 544 million for 2005, and cumulative effect of accounting changes, net of tax of € 46 million for 2006.

[3] We calculate this adjusted measure of our return on average total shareholders' equity to make it easier to compare us to our competitors We refer to this adjusted measure as our "return on average active equity". However, this is not a measure of performance under U.S. GAAP and you should not compare our ratio to other companies' ratios without considering the differences in calculation of the ratios. The items for which we adjust the average shareholders' equity of € 30,765 million for 2006 and € 28,201 million for 2005 are the average unrealized net gains on securities available for sale, net of applicable tax effects of € 2,382 million for 2006 and € 2,023 million for 2005 and the average dividends of € 1,615 million for 2006 and € 1,048 million for 2005. The dividend is paid once a year following its approval by the general shareholders' meeting.

[4] Noninterest expenses as a percentage of net interest revenues before provision for loan losses plus noninterest revenues.

// **New markets, new opportunities.** The world's economic regions are growing closer together. There's nothing new about that. What is new is the pace at which it is happening. Deutsche Bank has an important role to play in this process because new markets mean new opportunities. New investments are streaming into the emerging countries of the Asian/Pacific region, of Latin America and Eastern Europe, and are opening up new prospects. We will not hesitate to take the opportunities wherever they arise in old and new markets. Our figures prove it: Deutsche Bank is on the right track.

CONTENT

Dear Shareholders,

Dr. Josef Ackermann

Chairman of the Management Board and the Group Executive Committee



2006 was a year of great success and achievement for Deutsche Bank. We delivered outstanding financial performance; we invested significantly in our platform, improving our delivery to both existing and new clients across the world; and we charted the course of our future strategy by launching the next phase of our management agenda.

Business conditions were favourable in 2006. The global economy produced very respectable growth, expanding by 5%. A slight deceleration in the U.S. economy was counterbalanced by a sustained upswing in the Eurozone and by strong momentum in leading growth economies, notably China and India. The Eurozone economy was boosted by the renewed strength in Germany. The world's financial markets saw corrections towards mid-year before rallying to new highs.

Deutsche Bank took full advantage of these favourable economic conditions. Revenues for the year rose 11% to € 28.3 billion, and this growth produced significantly higher profits. Pre-tax profits rose 33% to € 8.1 billion, while net income rose by 70% to € 6.0 billion. Pre-tax return on average active equity, as per our target definition, was 31%, up from 25% in 2005, and comfortably ahead of our over-the-cycle target of 25%. Earnings per share rose by 66% to € 11.55, consistent with our target of double-digit earnings per share growth over the cycle. These outstanding results enable us to deliver excellent value to our shareholders. Our share price rose 24% during the year, outperforming both the DAX and the Euro-STOXX banks indices, and at our upcoming Annual General Meeting we will recommend a dividend of € 4.00 per share – up 60% compared to € 2.50 per share in 2005.

All our businesses enjoyed a record year. In the Corporate and Investment Bank (CIB), underlying pre-tax profits rose 24% to € 5.9 billion. Of this, Corporate Banking & Securities contributed € 5.2 billion. We saw exceptional results in Debt and Equity Sales & Trading. Also, both Origination and Advisory produced the best revenues ever, reflecting strong levels of capital market financing to fund M&A and other corporate activity. We were selected as joint bookrunner on the largest initial public offering in history, on behalf of the Industrial and Commercial Bank of China – a mandate which illustrates not only our prominence as a leading global investment bank, but also the strength of our franchise in this increasingly important market. Underlying pre-tax profits in Global Transaction Banking (GTB) rose 38% to € 717 million, reflecting strong growth in this important business.

In Private Clients and Asset Management (PCAM), underlying pre-tax profits rose 13% to € 2.0 billion. Pre-tax underlying profits in Asset and Wealth Management (AWM) rose 18% to € 870 million, with strong performance in the fast-growing area of real estate asset management. AWM also attracted approximately € 21 billion in net inflows of invested assets, with solid inflows in Private Wealth Management and significant progress in stabilizing asset flows in Asset Management. In Private and Business Clients (PBC), revenues exceeded € 5.0 billion for the first time, while underlying pre-tax profits for the year advanced 8% to € 1.1 billion. This was achieved despite the cost of substantial investments in growth during the year.

We invested significantly in the future, announcing four important acquisitions during 2006. Our purchase of MortgageIT, an originator of residential mortgages, represents a significant step forward in the North American securitization market, by creating added scope for us as a leading issuer of residential mortgage-backed securities. We also acquired Tilney Group, one of the United Kingdom's leading independent private wealth managers, giving us a strong platform in Europe's second largest wealth management market. In Germany, we strengthened our PBC platform with two important acquisitions: norisbank, which expands our presence in consumer finance, and Berliner Bank, which doubles our branch network in Berlin and gives us a market share of approximately 15% in Germany's capital. In 2008, we anticipate additional revenues from these acquisitions of € 1 billion. Early this year, we also further expanded PBC's footprint in Asia with an agreement to acquire a stake of up to 20% in the Hanoi Building Joint Commercial Stock Bank, or Habubank, in Vietnam.

We also invested substantially in organic growth. In CIB, we continued to strengthen our platform in the important U.S. market, hiring more bankers in key areas, and further investing in Asian markets. We expanded our Private Wealth Management business by hiring more than 400 people, the majority into client advisory roles. PBC opened eight branches in India last year, and by year end had attracted over 160,000 clients in this very large and fast-growing market. We extended our presence in Latin America and in the Middle East, opening branches or offices in Riyadh, Dubai and Qatar. Worldwide, we created over 5,400 new jobs during 2006.

In October, we launched Phase 3 of our management agenda. Since 2002, we have transformed Deutsche Bank - streamlining our organisation, positioning our businesses for profitable growth, and achieving pre-tax return on equity of 25% in 2005. Our priority now is to leverage our global platform for accelerated growth. To support this objective, we have four fundamental priorities. First, to maintain the cost, risk and capital discipline which have served us well since 2002, while simultaneously maintaining the highest standards of regulatory discipline. Second, to continue to invest in both organic growth and "bolt-on" acquisitions. Third, to grow our PCAM and GTB businesses, which are viewed by the market as highly valuable, 'stable' earnings streams. And fourth, to build on our competitive edge in investment banking, where we have established a position as a world leader.

Several powerful and fundamental trends are shaping our operating environment. The pace of globalization is accelerating, and emerging markets continue to grow in importance. The world's capital markets continue to expand, particularly in complex and innovative areas, and levels of corporate activity remain high. Across the world, we also see invested asset growth, driven by private retirement funding and new wealth creation in emerging economies. We are convinced that Deutsche Bank is very well-positioned to take advantage of these trends. Our exceptional global network, with a presence in 73 countries and strong bases in all major emerging economies, gives us a distinct advantage as globalization gathers pace. Our world-leading investment banking platform, and our outstanding franchise for high-value, 'intellectual capital' products, leave us ideally placed to capture profitable growth opportunities in expanding capital markets. As a leading global asset gatherer, with cutting-edge expertise in both traditional and alternative asset classes, the growth trend in invested assets also plays to our strengths.

We look back with pride, and we look forward with confidence. Over five years since 2002, we have established a record of sustained and significant profitable growth, and value creation for our shareholders. We have invested for further growth in a focused, disciplined and decisive manner. We have positioned our business to take good advantage from the trends which are shaping our future. All of this gives us confidence that, if the business environment remains stable, we can maintain our profitable growth momentum. We look forward to continuing to serve the interests of our shareholders, our clients, our employees and the communities in which we operate, in 2007 and beyond.

Yours sincerely,

Josef Ackermann
Chairman of the Management Board and
the Group Executive Committee

Frankfurt am Main, March 2007

Group Executive Committee





1
Anthony Di Iorio, born 1943
Management Board member since 2006.
Chief Financial Officer, responsible for Finance, Tax, Capital Market Communications/Investor Relations and Corporate Insurance.

2
Dr. Josef Ackermann, born 1948
Management Board member since 1996.
Chairman of the Management Board and the Group Executive Committee, responsible for Corporate and Investment Bank, Private Clients and Asset Management, Corporate Investments, Regional Management as well as Corporate Communications, Corporate Development and Economics/DB Research.

Jürgen Fitschen, born 1948
Global Head of Regional Management and Chairman of the Management Committee Germany.

6
Rainer Neske, born 1964
Head of Private & Business Clients.

3
Anshu Jain, born 1963
Head of Global Markets.

7
Kevin Parker, born 1959
Head of Asset Management.


5
8
9
10

4
Dr. Tessen von Heydebreck, born 1945
Management Board member since 1994.
Chief Administrative Officer, responsible for Corporate Social Responsibility, Human Resources, Legal, Compliance and Audit.

8
Dr. Hugo Bänziger, born 1956
Management Board member since 2006.
Chief Risk Officer, responsible for Risk & Capital Management, Corporate Security and Treasury & Capital Management.

5
Michael Cohrs, born 1956
Head of Global Banking.

9
Pierre de Weck, born 1950
Head of Private Wealth Management.

10
Hermann-Josef Lamberti, born 1956
Management Board member since 1999.
Chief Operating Officer, responsible for Cost and Infrastructure Management, Information Technology, Operations, Building and Facilities Management as well as Purchasing.

Members of the Management Board of Deutsche Bank AG.





// Globalization, the growth of capital markets – especially in emerging countries – and the expansion of asset gathering are major features of today's financial world. Deutsche Bank is very well positioned internationally to profit from these dynamic trends.

Sofia Nevrokoplis, Fortis Investments, Portfolio Manager/Equity Analyst – European Financials, Paris

Deutsche Bank Group
01 //

Profitable growth thanks to successful change

MANAGEMENT STRUCTURE

The Management Board of Deutsche Bank AG has as its prime responsibility the Group's strategic management, resource allocation, financial accounting and controls, capital and risk management, and internal controls. The Group Board is supported in the performance of its management and oversight duties by functional committees which are chaired by Management Board members and by the Corporate Center.

In May 2006, the offices of Chief Financial Officer and Chief Risk Officer, which had hitherto been held by the same Management Board member, were allocated separately to two different Board Members. Therefore the number of Board Members increased from four to five.

The Chairman of the Management Board/Chief Executive Officer also holds the office of Chairman of the Group Executive Committee (GEC). The GEC is made up of the members of the Management Board, the heads of the five core businesses, and the Head of Regional Management. The GEC supports the Management Board in its decision-making. At regular meetings, it reviews developments within the businesses, discusses matters of Group strategy and formulates recommendations for the Management Board.

Responsibility for the operational management of the Group's core businesses lies with the three Divisional Committees.

<table>
<tr><td colspan="12">Functional Committees</td></tr>
<tr><td colspan="3">Capital & Risk</td><td colspan="3">Compliance</td><td colspan="3">Finance</td><td colspan="3">Human Resources</td></tr>
<tr><td colspan="3">Investment</td><td colspan="3">IT & Operations</td><td colspan="3">Principal Investment Commitment</td><td colspan="3">Risk Executive</td></tr>
<tr><td colspan="12">Group Executive Committee
Management Board
Business Heads/Regional Head</td></tr>
<tr><td colspan="12">Divisional Committees</td></tr>
<tr><td colspan="4">Corporate and Investment Bank</td><td colspan="4">Corporate Investments</td><td colspan="4">Private Clients and Asset Management</td></tr>
<tr><td colspan="12">Regional Committees</td></tr>
</table>

GROUP DIVISIONS

Deutsche Bank comprises three Group Divisions: the Corporate and Investment Bank (CIB), Private Clients and Asset Management (PCAM) and Corporate Investments (CI).

CORPORATE AND INVESTMENT BANK

CIB is responsible for Deutsche Bank's capital markets business, comprising the origination, sales and trading of capital markets products including debt, equity, and other securities, together with our corporate advisory, corporate lending and transaction banking businesses. Our clients are institutions, both private and public sector, including sovereign states and supranational bodies, together with global and multinational corporations, medium-sized and small businesses.

CIB is subdivided into two Corporate Divisions: Corporate Banking & Securities and Global Transaction Banking (GTB).

Corporate Banking & Securities covers Deutsche Bank's origination, sales and trading of capital market products, corporate advisory and corporate financing businesses, asset finance and leasing, and commercial real estate.

Global Transaction Banking covers Deutsche Bank's cash management, clearing, trade finance and trust & securities services businesses serving both financial institutions and corporate clients. Corporate Finance and Global Transaction Banking are together named Global Banking.

PRIVATE CLIENTS AND ASSET MANAGEMENT

PCAM comprises two Corporate Divisions: Asset and Wealth Management and Private & Business Clients.

Asset and Wealth Management comprises two Business Divisions: Asset Management and Private Wealth Management. Asset Management provides institutional clients, including pension funds and insurance companies, with a full range of services including traditional asset management, alternative assets, sophisticated absolute return strategies and real estate asset management. Asset Management also provides retail clients across the globe with mutual fund products through our DWS and DWS Scudder franchises. Private Wealth Management serves high net worth individuals and families worldwide with a fully-integrated wealth management service embracing portfolio management, tax advisory, inheritance planning and philanthropic advisory services.

Private & Business Clients (PBC) provides private individuals and small businesses with a full range of traditional banking products, including current accounts, deposits and loans, investment management products and business banking services. PBC operates outside Germany predominantly in European markets including Italy and Spain, but also in Belgium and Portugal. It is currently expanding into important emerging markets in Central and Eastern Europe, such as Poland, and in Asia, including India and China.

CORPORATE INVESTMENTS
The Corporate Investments Group Division covers our industrial shareholdings, certain bank-occupied real estate assets, private equity and venture capital activities and other non-strategic holdings.

OUR STRATEGY
In late year 2006, Deutsche Bank launched Phase 3 of our management agenda. This followed the successful delivery of the first two phases since 2002, during which we streamlined our organization, positioned our core businesses for profitable growth and reached our target of 25% pre-tax return on average active equity. The overall objective for Phase 3 is to leverage our global platform for accelerated growth. Our performance in 2006 reflected our progress in all four key pillars of the Phase 3 management agenda:

MAINTAINING STRICT COST, RISK, CAPITAL AND REGULATORY DISCIPLINE
We further reduced our cost-income ratio as costs grew much less strongly than revenues. Our capital discipline was reflected in a core capital ratio of 8.9%, up from 8.7% at the end of 2005, despite growth in risk-weighted assets, continued share buybacks and a recommended dividend increase of 60% to an all time high of €4.00 per share. Our problem loans and provision for credit losses decreased again.

CONTINUING TO INVEST IN ORGANIC GROWTH, SUPPLEMENTED BY TARGETED 'BOLT-ON' ACQUISITIONS
We added 5,422 people during 2006, expanding our presence in North America and Latin America, the Middle East, Central and Eastern Europe, and Asia, notably in China and India. Furthermore, we announced four significant acquisitions during the year. Our purchase of MortgageIT, a U.S. residential mortgage originator, enables us to expand in the important U.S. securitization business. The acquisitions of Berliner Bank and norisbank complement both the regional strength and product range of our retail banking platform in Germany, while the purchase of Tilney Group in the UK gives us a strong footprint in Europe's second largest private wealth management market.

FURTHER GROWING OUR "STABLE" BUSINESSES
In both PCAM and GTB, we possess businesses whose earnings are viewed as stable, and therefore are highly valued by investors and other capital market participants. In 2006, underlying pre-tax profit in PCAM and in GTB rose to record levels. Combined underlying pre-tax profit in these two businesses has approximately doubled since 2003.

BUILDING ON OUR COMPETITIVE EDGE IN CIB
Deutsche Bank has a world-leading global investment banking franchise, which was once again a major contributor to the bank's strong financial performance in 2006. In Corporate Banking & Securities, pre-tax profit rose to unprecedented levels, with record revenues across sales and trading, origination and corporate advisory services.

CONTINUING TO DELIVER ON OUR TARGETS

Deutsche Bank once again successfully delivered on its stated financial objectives in 2006. Pre-tax return on average equity was 31 % for the year, comfortably ahead of our over-the-cycle target of 25 %. Diluted earnings per share grew by 66 % also significantly exceeding our goal of double-digit growth over the cycle.

Deutsche Bank's business model is configured to unlock the potential of synergies across mutually reinforcing businesses. These synergies include the development and distribution of products between different businesses, and the potential for different businesses to collaborate in serving common clients. Capturing the potential of these synergies is an integral part of our strategy.

Global presence


New York
London
Frankfurt
Singapore
Tokyo

Responsible, value-driven and transparent management and control

Effective corporate governance is an essential part of our identity. The framework for this is provided by, first and foremost, the German Stock Corporation Act and the German Corporate Governance Code. Since our share is listed on the New York Stock Exchange, we are also subject to the relevant U.S. capital market legislation as well as the rules of the Securities and Exchange Commission (SEC) and New York Stock Exchange (NYSE).

We ensure the responsible, value-driven management and control of Deutsche Bank through our system of corporate governance, which has four key elements: good relations with shareholders; effective cooperation between the Management Board and Supervisory Board; a system of performance-related compensation; and transparent, timely reporting.

SHAREHOLDERS
As is legally required, our shareholders are involved in the bank's most important decisions. These include amendments to the Articles of Association, setting the annual dividend, the issue of new shares, share repurchase programmes and important structural changes. Deutsche Bank has only one class of share, with each share carrying the same voting right. To make it easier for our shareholders to exercise their voting rights, we support the use of electronic media for the Annual General Meeting. For example, shareholders can issue their voting instructions via the Internet.

MANAGEMENT BOARD
The Management Board is responsible for managing the company. It is assisted and advised by the Group Executive Committee, which is composed of the members of the Management Board, the heads of Deutsche Bank's five core businesses, and the Head of Regional Management. This committee analyzes the development of the business divisions, discusses matters of Group strategy and prepares recommendations to support decisions which are taken by the Management Board.

SUPERVISORY BOARD
The Supervisory Board oversees and advises the Management Board. It appoints the Management Board members, and together with the Management Board, arranges for its long-term succession planning. Major initiatives of the Management Board require Supervisory Board approval. The Supervisory Board has specified the information and reporting duties of the Management Board and set up a Chairman's Committee, an Audit Committee, a Risk Committee and a Mediation Committee.

PERFORMANCE-RELATED COMPENSATION
The compensation of the Management Board members is aligned to industry standards and primarily reflects their contribution to business performance. Part of the Management Board's compensation is equity-based, and this is driven by the performance of our share price relative to that of our peers. Supervisory Board members receive a fixed and a dividend-related compensation component as well as a compensation component oriented on the mid-term share price performance measured against a group of peer companies. The chair and deputy chair of the Supervisory Board as well as the chair and members of its committees receive

additional compensation. The individual compensation of each member of the Management Board and Supervisory Board is published in the Compensation Report, which is part of the Management Report (Financial Report 2006, pages 35 ff.).

REPORTING AND TRANSPARENCY

Deutsche Bank Group's reporting is in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) and the comprehensive reporting rules of the SEC. This provides for a high degree of transparency and facilitates comparability with our international peers.

CHANGES IN 2006

Effective May 3, 2006, Rolf-E. Breuer resigned as Chairman of the Supervisory Board. His successor is Clemens Börsig, who had hitherto served as Group Chief Financial and Risk Officer. Furthermore, the Supervisory Board appointed Anthony Di Iorio and Hugo Bänziger as new members of the Management Board, effective May 4, 2006. As Chief Financial Officer, Mr. Di Iorio is in charge of finance, and Dr. Bänziger in his capacity as Chief Risk Officer is responsible for risk and capital management. Management Board member Tessen von Heydebreck was named Corporate Governance Officer. The Management Board Compensation Disclosure Act applies for the first time for the financial year 2006, and we thus enhanced our previously instituted individualized disclosure with additional information.

DECLARATION OF CONFORMITY

On October 31, 2006, the Management Board and Supervisory Board issued a new Declaration of Conformity in accordance with § 161 of the German Stock Corporation Act. It states that Deutsche Bank complied with the recommendations of the German Corporate Governance Code with two exceptions: first, the directors' and officers' liability insurance policy for the Management Board and Supervisory Board members does not have a deductible, and second, a member of the Management Board became Supervisory Board Chairman as well as Chairman of several of its committees.

Our complete Corporate Governance Report for 2006 can be found in our Financial Report 2006 on pages 194 ff. This report and other documents on our corporate governance, such as the Terms of Reference for the Management Board as well as the Supervisory Board and its committees are available on the Internet at www.deutsche-bank.com/ir.

We regularly check our corporate governance in the light of new events, statutory requirements and developments in domestic and international standards and adjust it accordingly.

Supporting the interests of shareholders, clients, staff and the community

Deutsche Bank's business philosophy aims at supporting all those who have a stake in our success: our shareholders, our clients, our staff and the communities in which we operate.

Sustainable financial success is only possible if we give due attention to the impact of our actions today on the world of tomorrow, and this means questioning traditional solutions. For Deutsche Bank, top performance and success are both the precondition and the yardstick for this, which is why we compete with the best in developing innovative and efficient solutions for our stakeholders. Our global business model draws strength from the diversity of our staff, businesses and regional presence.

Shareholders	Clients
Staff	Society

OUR SHAREHOLDERS
Our ability to operate successfully depends critically on our attractiveness to investors, both now and in the future. Here, we compete with the entire gamut of investment alternatives available to our investors. Solid financial performance presupposes not only sound and diversified growth in profitable businesses, but also forward-looking risk management. We must constantly find the right balance between opportunities and risks. We attach special value to the strong reputation of our brand, which we permanently strive to strengthen and protect.

OUR CLIENTS
We are a reliable partner to our clients, supporting them with advice and action in the pursuit of their financial and strategic objectives. We carefully analyze our clients' needs, produce innovative recommendations from a wide range of possible solutions which are tailored to the market enviroment, and help our customers realize their goals. Client satisfaction is both the aim we strive to meet and the ultimate yardstick of our success.

OUR STAFF
The technical and human competence, experience and professionalism of our staff are the key qualities that guarantee our ability to advise demanding customers successfully. We invest in enhancing our employees' qualifications, and strive to be a fair and trustworthy partner for our people as they fulfil their personal potential. We attach particular importance to respecting and supporting the diversity and the different lifestyles of our employees. Safeguarding our position as a first-class employer is critical if we want to stay competitive.

THE COMMUNITY
We can only contribute to the future well-being of shareholders, clients and staff if the communities in which we operate are fully functional and capable of successfully facing the challenges of our times. Our commitment is clear – and not only where the lives of individuals are afflicted by hardship through no fault of their own, for example in the case of natural disasters. We also invest in the education of young people and, more generally, seek to unleash the capabilities of Deutsche Bank and its staff to adress social issues. For many years, for example, we have been an active worldwide supporter of microcredits.

SHAREHOLDERS

A higher dividend makes our share more attractive.

Structural Data		2006	2005	2004
Number of shareholders		348,196	411,593	467,603
Shareholders by group				
in % of share capital[1]	Institutional (including banks)	86%	84%	82%
	Private	14%	16%	18%
Regional breakdown				
in % of share capital[1]	Germany	54%	52%	49%
	European Union (excluding Germany)	30%	30%	28%
	Switzerland	5%	6%	11%
	U.S.A.	10%	11%	10%
	Other	1%	1%	2%

Key Figures	2006	2005	2004
Change in total return of Deutsche Bank share[2]	27.4%	28.8%	1.7%
Share in equities trading (Xetra and Frankfurt Floor Trading)	7.8%	5.2%	7.7%
Dividend per share for the financial year (in €)	4.00[3]	2.50	1.70

Special Projects	
Consolidation of foreign share listings	Delisting of the Deutsche Bank share at the stock exchanges of Amsterdam, Brussles, London, Luxembourg, Paris, Tokyo, Vienna and Zurich. Concentration of the trading of our share at the stock exchange locations of Germany and the New York Stock Exchange.
Investor Day	Investor Meeting with members of the Group Executive Committee in October 2006 to communicate on Deutsche Bank's strategy and business environment.
Share buyback programs	Share buyback program 2005/2006 successfully completed, new share buyback program launched.

[1] Figures rounded.
[2] Share price based on Xetra.
[3] Proposal for Annual General Meeting.

CLIENTS

Global expertise for demanding clients

Structural Data		2006	2005	2004
Number of clients				
Corporate and Investment Bank		54,214	54,812	54,524
Private Clients and Asset Management	Private & Business Clients	14,100,000	13,410,000	13,331,000
	Asset and Wealth Management			
	Retail Asset Management[1] (Germany/Luxembourg)	2,530,000	2,500,088	2,527,598
	Institutional Asset Management	2,273	2,580	3,722
	Private Wealth Management[1]	154,000[2]	123,000	111,000

Key Figures		2006	2005	2004
Corporate and Investment Bank	Euromoney Poll of Polls, ranking	1	2	1
	Euromoney FX Poll, ranking	1	1	2
	Euromoney Awards for Excellence, number of awards won	21	19	24
	International Financing Review (IFR) Awards (majors)	26 (7)	12 (4)	8 (1)
Private Clients and Asset Management	Top rankings in Standard & Poor's Fund Awards for DWS Investments, category "Larger Group"[3]			
	Germany	2	3	3
	Austria	1	1	3
	Switzerland	1	2	2

Special Projects	
Corporate and Investment Bank	Completion of acquisitions of MortgageIT Holdings and Chapel Funding in the U.S.A. and UFG in Russia.
	Joint bookrunner of the world's largest ever initial public offering in China (Industrial and Commercial Bank of China).
	Launch of brokerage business on the Tadawul (Stock Exchange) in the Kingdom of Saudi Arabia.
	Initiated a custody service on the Dubai International Financial Exchange (DIFX) which will provide international investors with direct settlement access to all DIFX-listed debt and equity products.
Private & Business Clients	Acquisition of Berliner Bank and norisbank in Germany.
Retail Asset Management	Launch of DWS Noor, Deutsche Bank's first range of Shari'a compliant funds.
Institutional Asset Management	RREEF, the investment manager for alternative assets, makes first investments in China.
Private Wealth Management	Acquisition of the Tilney Group in the UK with € 12 billion in assets under management.
	Entry into the Chinese onshore market through office opening in Shanghai.

[1] Number of accounts; Private Wealth Management without Private Client Services (U.S.A.).
[2] Inclusive Tilney Group (UK) acquired in 2006.
[3] "Larger Group" definitions:
Germany, Austria: 15 or more funds across at least five different sectors.
Switzerland: 10 or more funds across at least four different sectors.

STAFF

Attracting and retaining talents as an employer of choice

Structural Data		2006	2005	2004
Staff (full-time equivalents)[1]		68,849	63,427	65,417
Divisions	Private Clients and Asset Management	41.1%	41.9%	39.8%
	Corporate and Investment Bank	20.9%	20.2%	20.5%
	Corporate Investments	0.1%	0.1%	0.1%
	Infrastructure/Regional Management	37.9%	37.8%	39.6%
Regions	Germany	38.3%	41.5%	41.4%
	Europe (excluding Germany)[2]	29.0%	29.1%	29.8%
	Americas	17.0%	18.1%	18.9%
	Asia/Pacific	15.7%	11.3%	9.9%
Qualifications[3]	University degree	59.7%	55.6%	53.4%
	High school certificate	19.4%	22.8%	23.3%
	Other school degrees	20.9%	21.6%	23,3%
Age[3]	up to 24	8.9%	7.6%	7.6%
	25–34	34.7%	34.2%	35.3%
	35–44	33.8%	34.7%	34.6%
	45–54	18.3%	19.1%	18.4%
	over 54	4.3%	4.4%	4.1%

Key Figures	2006	2005	2004
Employee Commitment Index	68	68	68
Employees leaving the bank for a new job	7.0%	6.9%	6.0%
Training (expenses per employee[3] in €)	1,757	1,583	1,479
Apprenticeship programs (expenses in € million)	40	40	42

Special Projects	
Germany's General Equal Treatment Act (AGG)	Initiation of a working group to scrutinize all relevant processes to reflect the requirements of the Act. A web-based training was designed to ensure continuous awareness among all employees.
Relaunch of Deutsche Bank's Career Website	Relaunch of our career portal (db.com/careers) offers an informative platform on our global job opportunities This approach has led to an improved global career website ranking in all major regions with a top 10 position in the UK and Europe, and No. 1 in the U.S.
Enhancement of Work/Life Benefits	Deutsche Bank is fostering an environment that respects both the business and personal priorities of employees. Therefore, a number of regional benefits have been enhanced: In London a nursery center was established, in Australia childcare benefits were improved, and in the U.S. we introduced a backup child and elder care program and an increased time off for maternity and adoption leave.
Diversity Charter Germany	As one of the founding members, Deutsche Bank signed the Charter "Diversity as Opportunity – The Charter of Diversity of Companies in Germany", under the patronage of Federal Chancellor Dr. Angela Merkel, in December 2006 along wih several other companies. The Charter seeks to anchor the culture of diversity more firmly in the German corporate landscape.

[1] Staff (full-time equivalents) = total headcount adjusted proportionately for part-time staff, excluding apprentices and interns.
[2] Includes a small number of employees in Africa.
[3] Number of employees (headcount).

SOCIETY

A worldwide commitment to culture, education, community development and sustainability

Structural Data	2006	2005	2004
Number of countries in which Deutsche Bank operates (including offshore sites)	73	73	74

Key Figures		2006	2005	2004
Spending by Deutsche Bank (in € million)				
	Donations	53.6	56.8[1]	42.8
	Sponsoring[2]	24.0	26.0	24.3
Sub-total		**77.6**	**82.8**	**67.1**
thereof:				
	Deutsche Bank Americas Foundation	12.3	15.0	15.8
	Deutsche Bank Corporate Social Responsibility UK[3]	5.7	4.5	3.5
	Deutsche Bank Asia Foundation	1.2	1.0	0.9
Spending by endowed foundations of Deutsche Bank (in € million)				
	Deutsche Bank Foundation	6.6	5.6	4.6
	Other foundations	1.0	1.3	1.2
Sub-total		**7.6**	**6.9**	**5.8**
Total		**85.2**	**89.7**[1]	**72.9**

Special Projects	
Promoting economic research	In 2006 we supported projects in research and economics with funding of around € 9 million. Our primary aim is to improve the international networks and competitive position of German universities and encourage the transfer of knowledge between institutions of higher education and the business world.
Education programs for AIDS orphans in Africa and Asia	The Deutsche Bank foundations in Africa and Asia support regional education and social integration programs for AIDS orphans. In Africa, over 25,000 children have benefitted from such programs, and in Asia our initiatives have touched almost 15,000 individuals.
Disaster relief	For the victims of the tsunami and earthquake in Asia at the end of 2004 and 2005 respectively, Deutsche Bank, customers, and staff donated a total of € 15.5 million and were also personally active in reconstruction efforts on-site. All grants have been allocated, and information on the projects financed can be found at www.disasterrelief.db.com.
Sustainability	For combating the greenhouse effect, 20% of all electricity used in Deutsche Bank Germany came from renewable sources in 2006. We also contributed U.S. $ 50 million to the World Bank's Umbrella Carbon Fund.
UN Global Compact	The principles of the Global Compact (human rights, labor, environment, anti-corruption) are included in the internal policies of Deutsche Bank.

[1] Including € 10 million extraordinary spending for disaster relief.
[2] Only sponsoring for culture and society.
[3] Formerly Deutsche Bank Citizenship UK.





// Deutsche Bank's professionalism and thorough understanding of the issues that affect our local business environment make the Deutsche Bank team a pleasure to work with. This is particularly true in the design and implementation of Black Economic Empowerment transactions, where Deutsche Bank has been at the forefront.

Zellah Fuphe, Managing Director and CEO, Worldwide African Investment Holdings, Johannesburg

Stakeholders 02//

Statements relating to Deutsche Bank's competitive position, market share or ranking are based largely on external sources, including industry publications (e.g. Euromoney, the Banker, etc.) and specialist information providers (Thomson Financial, Dealogic, Bloomberg, etc.).

Record operating results and recommended dividend

Increasing dividend


In € per share
4.00
3.50
3.00
2.50
2.00
1.50
1.00
0.50
0
1.30
1.50
1.70
2.50
4.00*
02
03
04
05
06

* Proposal

60% HIGHER DIVIDEND RECOMMENDED
2006 was an exceptionally successful year for Deutsche Bank; we achieved the best operating result in our history. We would like to see our shareholders participate directly in this achievement through a higher dividend, and accordingly will recommend, at the Annual General Meeting on May 24, 2007, that the dividend be raised by 60% to € 4.00 per share. With that, we will have more than tripled our dividend since 2002 while simultaneously increasing our payout ratio to 37% in 2006.

REVENUE PROSPECTS AND MARKET ENVIRONMENT BOOST OUR SHARE
2006 was a very good year on the international stock markets. The DAX German Share Index climbed to 6,597 points, its highest level since February 2001. With a gain of 22%, the DAX outperformed the Euro STOXX 50 (up 15%) and the Dow Jones Industrial Average (up 17%). In this favourable environment, and especially against the background of a positive profit outlook for our bank, the Deutsche Bank share outperformed the market, rising 24% for the year, or 2 percentage points more than the DAX. This came on top of a similar gain in 2005.

The Deutsche Bank share got off to a promising start at the beginning of last year. After a sustained upswing, our share price touched the € 100 mark in May for the first time in five years. Growing concerns over rising interest rates and inflation, especially in the U.S.A., and the widespread fears of a cyclical downswing then prompted many investors to take profits. This put pressure on the DAX and also on our share, which declined to € 80.74 in June, slightly below its level at the beginning of the year. Contrary to expectations, however, business activity remained robust. Investors gradually regained their confidence in the face of softening oil prices, easing inflationary pressures and improved prospects for corporate profits. The still relatively favourable valuation of German quoted companies, and the lack of attractive alternatives outside the stock market provided additional stimulus. The DAX stabilized and moved upwards steadily without substantial volatility. The momentum in the Deutsche Bank share also contributed to this, with the price reaching its annual high at € 103.29. Our share then eased slightly to € 101.34 by the end of the year.

INVESTMENT WITH LONG-TERM VALUE
As measured by long-term relative returns, the Deutsche Bank share is also a very attractive investment. An investor who bought Deutsche Bank shares for the equivalent of € 10,000 at the beginning of 1980, reinvested dividends and subscribed to capital increases without injecting additional funds, would have had a portfolio worth € 166,775 at the end of 2006. This corresponds to an average return of 11% per annum - outperforming the DAX, which rose by roughly 10% per annum over the same period.

HIGHER MARKET CAPITALIZATION
On December 31, 2006, our share capital was based on 524,768,009 no par value shares. This corresponded to a market capitalization of € 53.2 billion. Compared with 2005, it was higher by nearly € 8 billion or 17%, even though we cancelled more than 40 million shares in February 2006. As measured by market capitalization, we ranked in 27th position among other international banks and in fifth place among all German quoted companies.

In the DAX, the Deutsche Bank share had a weighting of 7.7% at year's end. Total turnover in our share was roughly € 220 billion in 2006, the second highest of any DAX stock.

DEUTSCHE BANK CONCENTRATES TRADING IN ITS SHARES ON LIQUID STOCK EXCHANGES
Following a detailed review, Deutsche Bank started in May to concentrate the listings of its Global Registered Share on those stock exchanges which offer most liquidity for investors trading in its shares - predominantly our German home market, followed by the New York Stock Exchange, which together accounted for roughly 99% of trading volume in 2005. Accordingly, in 2006 trading in our share was terminated at the stock exchanges of Amsterdam, Brussels, London, Luxembourg, Paris, Tokyo, Vienna and Zurich.

INCREASED EQUITY PRESENCE AT OUR ANNUAL GENERAL MEETING
We welcomed roughly 5,000 of our shareholders to our Annual General Meeting (AGM) on June 1, 2006, in the Frankfurt Festhalle. A total of 40.7% of voting capital participated in the voting rounds, 16 percentage points more than in 2005. Like almost all DAX companies, we benefited from the fact that in 2006, institutional investors in Germany exercised their voting rights more readily at annual general meetings. For most German stock corporations, the previous stipulation that shares must be blocked for seven days was replaced by a much more straightforward requirement of share ownership on a single day of record, and this signifi-

Long-term value


1,900
1,600
1,300
1,000
700
400
100
80
82
84
86
88
90
92
94
96
98
00
02
04
06

Total Return Index, beginning of 1980=100, quarterly figures
Source: Datastream

- Deutsche Bank
- DAX

Higher voting presence at the Annual General Meeting

In % of share capital


45
30
15
36
39
32
25
41
02
03
04
05
06

cantly allayed concerns which foreign shareholders had previously felt. Visitors to our AGM also showed great interest in Deutsche Bank's "Land of Ideas" initiative.

The customary review of the development of our business was followed by an intensive question-and-answer session between shareholders and management, which again lasted into the evening. The AGM concluded with shareholders approving all resolutions on the Agenda by large majorities.

NEW SHARE BUYBACK PROGRAM LAUNCHED

We again received shareholders' authorization to purchase our own shares in a volume equivalent to up to 10% of share capital. The Management Board therefore resolved to terminate the preceding 2005/2006 share buyback program, in which a total of 35.8 million shares had been bought back, and to continue to repurchase shares on the basis of the new program. Under this program, Deutsche Bank is authorized to buy a maximum of 51.9 million of its own shares up to October 31, 2007. By the end of 2006, we had used this authorization to purchase 9.1 million shares at an average price of € 89.63 per share. Our portfolio of Deutsche Bank shares, stemming mainly from the previous share buyback program, comprised 26.1 million shares at that point in time.

From mid-2002, when our first share buyback program was launched, to the end of 2006, we have cancelled 118 million Deutsche Bank shares worth roughly € 7.2 billion.

All buybacks are transacted mainly through both the direct purchase of shares on the spot market and also, if necessary, with the help of derivatives on a comparatively small scale. With the repurchased shares, we can both reduce our share capital and fulfil obligations under share-based compensation programs. The main condition, however, is that by doing so we neither impair our growth opportunities nor compromise our sound capital adequacy ratio.

100% FREE FLOAT

The number of shareholders entered in the share register fell from 411,593 at the end of 2005 to 348,196 at the end of 2006. At Deutsche Bank, as at many DAX corporations, the downward trend in the number of private shareholders in Germany has continued. Institutional investors (including banks) held 86% (+ 2 percentage points) of our share capital in the amount of € 1,343,406,103; the remaining 14% (– 2 percentage points) were held by private investors. Our shares are 100% in free float. Out of total shares in issue, shareholders resident in Germany held 54% (versus 52% at the end of 2005), and non-resident shareholders 46% (versus 48% at the end of 2005). We know of no large shareholders with a holding of 5% or over as per year end 2006, which would require reporting pursuant to § 21 German Securities Trading Act.

DIVERSE CONTACTS WITH INVESTORS

In 2006, as in preceding years, our Investor Relations team kept investors and financial analysts regularly informed about the bank's progress. We answered investors' questions at roughly 230 one-on-one meetings and group discussions and attended 12 international broker conferences, some of them with representatives of top management.

In quarterly analyst meetings and telephone conferences, we reported on Deutsche Bank's financial performance and progress against strategic objectives. We also successfully continued the intensive dialogue with debt investors which we initiated four years ago.

In October, our Group Executive Committee attended an Investor Day in London to present the details of Deutsche Bank's current strategy to capital market participants. Josef Ackermann, Chairman of the Management Board and the Group Executive Committee, described the new phase of our strategic management agenda, the principal aim of which is to leverage our global platform for accelerated growth.

The demand for information from private investors is consistently strong, and we meet this requirement primarily through our shareholder hotline, which is available free of charge, and on the Internet. We also broadcast our Investor Relations presentations live on the World Wide Web, and offer an information service. We prepare our annual report and quarterly reports electronically in particularly user-friendly format by providing, among other things, diverse interactive evaluation and analysis applications.

Decreasing number of shareholders

In thousands at year's end


600
500
400
300
200
100
513
503
468
412
348
02
03
04
05
06

Record performance in a strong environment

In 2006 the Corporate and Investment Bank, or CIB, took advantage of good trading conditions to turn in a record performance, underlining our status as one of the world's leading investment banks. We produced best-ever revenues in sales and trading, reaping the benefits of our integrated debt and equity platforms, strengthening our franchise as a leader in high-value, 'intellectual capital' products and services, and further investing in our emerging market capabilities. In corporate finance, our Origination and Advisory businesses also achieved record results in a strong market for M&A and capital raising. We gained market share in key regions and won a series of prestigious mandates. In transaction banking, we sustained our momentum of substantial year-on-year profit growth.

CIB comprises two Corporate Divisions: Corporate Banking & Securities and Global Transaction Banking. Corporate Banking & Securities comprises two Business Divisions: Global Markets and Corporate Finance. Corporate Finance and Global Transaction Banking are together named Global Banking.

CORPORATE BANKING & SECURITIES

GLOBAL MARKETS comprises all sales, trading, structuring and research in a wide range of financial products, including bonds, commodities, equities, equity-linked products, exchange-traded and OTC derivatives, foreign exchange, money market instruments, asset- and residential mortgage-backed securities and hybrid instruments. Global Markets and Global Corporate Finance are jointly responsible for our Leveraged Debt Capital Markets (LDCM) and Equity Capital Markets (ECM) businesses.

2006 was an outstanding year for Global Markets. In this environment, the Division again generated record revenues, reaping rich rewards from our unique strategic positioning and an exceptionally well-diversified platform across different products, client segments and regions of the world. With a leadership position in Europe and leading franchises in dynamic

Income before income taxes 2006

In 2006, CIB achieved a record pre-tax profit of € 5.8 billion. The increase of € 1.4 billion compared with the prior year was attributable largely to higher revenues in almost all business lines. All in all, CIB recorded growth of € 2.8 billion in revenues compared with 2005. Noninterest expenses, which included € 0.3 billion less in restructuring charges than in 2005, rose by € 1.4 billion because our staff received substantially higher performance-related compensation due to the positive development of business. In provision for credit losses, there was a net release of € 0.1 billion.

Corporate and Investment Bank[1]

in € m.	2006	2005
Net revenues	18,712	15,923
Total provision for credit losses	(88)	10
Noninterest expenses	13,019	11,577
Income before income taxes	**5,781**	**4,336**
Return on equity (pre-tax) in %	33	30
BIS risk positions	191,892	167,753
Assets	1,012,050	881,649

[1] Excerpt from segment reporting. For notes and other detailed information, see Financial Report 2006 (Management Report).

emerging capital markets, we profited from good exposure to regional growth. Our emphasis on high-value, structured solutions also enabled us to excel for our clients in complex, dynamic and demanding markets.

Client transactions remained the predominant source of earnings across all major business lines. Business was strong with all major client segments - corporates, hedge funds and institutions, including asset managers, insurers and pension funds. High levels of corporate activity were accompanied by an increasing appetite to manage interest rate and foreign currency risks using derivatives and other structured products in which Deutsche Bank is a recognized market leader.

Global Markets was well-positioned to help pension funds as they actively addressed long-standing asset-liability mismatches, in the process spurring demand for long-dated assets and giving rise to entirely new asset classes such as longevity risk. Deutsche Bank was among the most active providers of structured solutions to these systemic problems.

We expanded our offering to hedge fund clients, who showed increasing demand for higher-yielding assets manufactured by our structured credit and equity groups. As hedge funds sought more stable liability structures, increasingly adopting "permanent capital" as a fund-raising tool, specialized teams worked hard to fashion innovative solutions.

Our investment in retail distribution also paid off in 2006, as retail investors, whom we serve directly and via white-labeling arrangements with intermediaries, showed a significant appetite for products offering both low-cost index replication and genuine outperformance.

Our Credit Products group enjoyed enormous success, despite a significant narrowing of credit spreads throughout the year, which rendered asset origination and structuring more challenging. We tapped new growth opportunities by applying our structured credit technology to areas such as infrastructure and film finance.

Our decision in late 2005 more closely to integrate cash and derivative's trading across our equities platform paid handsome dividends. Performance across all customer-facing equity business lines improved year-on-year and clients benefited from faster product innovation and idea dissemination across businesses.

In the emerging markets in particular, our equity franchise reaped the rewards of a strategic commitment to active participation in local capital markets. The growth of domestic institutional assets under management; the development of more sophisticated investment strategies, including the proliferation of onshore hedge funds; increasing appetite among emerging market companies and investment funds for international assets – all these trends played to our strengths. Our equities platform was ranked No.1 in Central and Eastern Europe, the Middle East and Africa with a 14.8% market share.

AWARDS 2006
Euromoney:
"Best Emerging Market Debt House of the Year"
"Best Investment-Grade Debt House of the Year"
"Best Risk Management House of the Year"
"No. 1 Provider of FX Services"
International Financing Review:
"Covered Bond House of the Year"
"Derivatives House of the Year"
"Investment Grade Corporate Bond House of the Year"
International Financing Review Asia:
"Bond House of the Year"
"Derivatives House of the Year"
Risk Magazine:
"No. 1 Corporate Dealer"

Global Markets: world leader in foreign exchange

Market share in %


20
10
9.8
12.2
16.7
19.3
3
2
1
1
03
04
05
06

☐ Ranking in peer comparison
Source: Euromoney FX survey

Deutsche Bank: continued market leader in corporate bonds in euro

Market share in %


15
10
5
9.5
12.3
13.2
1
1
1
04
05
06

☐ Ranking in peer comparison
Source: Thomson Financial

Our dedicated equity proprietary trading team successfully took advantage of market opportunities in the first and fourth quarters, resulting in a full-year performance which was close to the exceptional levels of 2005.

Our sustained expansion into residential mortgage-backed securities in the U.S. proved successful, with the business gaining both in earnings and in market share. We took major steps forward in building our U.S. franchise with our acquisitions of mortgage origination platforms, Chapel Funding and MortgageIT.

Deutsche Bank's world-leading sales and trading franchise again won recognition in the market, in both "flow" and structured products. Respondents to Euromoney Magazine's annual foreign exchange poll again named Deutsche Bank as the world's No.1 provider of foreign exchange products and services. The bank was also voted, again for the second consecutive year, the largest worldwide dealer in derivatives in a benchmark poll conducted by Risk Magazine.

CORPORATE FINANCE comprises our M&A Advisory, Equity Capital Markets (ECM), Leveraged Debt Capital Markets (LDCM), Commercial Real Estate (CRE), Asset Finance & Leasing (AFL) and corporate lending services. All products and services are delivered to clients through regional and industry-based client coverage.

2006 was a highly successful year for Corporate Finance, with profitable growth and market share gains in our core businesses. Business conditions were favourable, with strong levels of corporate activity and growth momentum particularly in Europe and in the Asia/Pacific region. Furthermore we saw dynamic growth in key market segments, including financial sponsors and commercial real estate. With a broad array of products and services, and a well-developed global presence, Corporate Finance was well-positioned to take good advantage of this environment during the year.

We made good progress in all major regions of the world. In Europe, we retained our leadership position, while in the U.S., our largest regional growth opportunity, we continued to gain market share in select core businesses as well as improve profitability. In Asia/Pacific ex-Japan, we ranked 6th for the year. In Germany, our home market, we consolidated our position as the clear market leader in M&A advisory, in equity and in the investment grade bonds businesses, and we were also lead adviser in most of the significant cross-border transactions. We enhanced our offering to medium-sized or 'Mittelstand' clients, by adjusting our coverage structure to their needs and improving our delivery of a full array of products and services. As part of this effort, we successfully launched a debenture program (db-Schuldschein) and further developed our equiNotes mezzanine financing – both granting access to capital markets for mid-sized companies.

Our Advisory business continued to gain momentum in strong markets, ending the year 65% higher in volume terms. In Europe, our transaction volumes increased by 62%, and we finished the year as market leader in Germany, the UK, Russia and CEMA (Central and Eastern Europe, Middle East & Africa). In the U.S., our transaction volumes increased by 57% and our progress was boosted by several large and high-profile mandates.

In ECM, we maintained our place among the world's leading houses, strengthening our position in key markets and product areas. In global convertible bond issuance we finished the year at No. 2 with a significant increase in volumes over 2005. In the U.S. we continued to gain market share. In Europe we were the No. 1 Real Estate ECM House, while our successful investments in emerging markets helped us progress in the Middle East and Africa. In Asia/Pacific outside Japan, we ranked 6th, up 2 positions from 2005, and we acted as joint bookrunner on the world's largest ever initial public offering in China.

Our LDCM group delivered another record year. In the U.S., we had a lead role in 8 out of the 10 largest Leveraged Buy Outs (LBOs) in 2006. Our leveraged finance business in Europe maintained its leadership position in European High Yield for the sixth straight year. Deal highlights included the largest European LBO ever along with a number of award-winning innovative deals for both corporates and the fast-growing financial sponsor segment.

Our CRE business enjoyed another year of significant growth. Expansion in the U.S. was boosted by financings for large acquisitions and take-private transactions, whilst we saw a record year in Real Estate Collateralized Debt Obligations (CDOs). CRE continued its successful build-out in Europe. Our focus on growth in Asia/Pacific saw the opening of four new offices in 2006: Shanghai, Hong Kong, Sydney and Mumbai.

Our AFL business also had a successful year. In Germany, we set a milestone in product innovation by arranging the first ever closed-end fund investing in a pre-defined portfolio of patents. We acted as Joint Lead Arranger for Senior Debt and as Sole Arranger for Mezzanine Debt in the first Public-Private-Partnership (PPP) project in the German health-care sector. In Singapore, we established a regional desk for our AFL business.

Corporate Finance:
strong increase in European M&A

Market share of completed deals in %



30
20
10
9.0
22.0
26.2
11
6
3
04
05
06

☐ Ranking in peer comparison
Source: Thomson Financial

AWARDS 2006
Euromoney:
"Western Europe: Best Investment Bank"
Euroweek:
"Best High Yield Bond House"
Financial News:
"Best Equity-linked House of the Year"
"Best M&A House in Germany"
International Financing Review:
"US Leveraged Finance House"
The Banker:
"EMEA Investment Bank of the Year"
"High Yield Bond House of the Year"
"Leveraged Finance House of the Year"

AWARDS 2006
Financial i:
"Most Innovative Cash Management Provider"
Global Finance:
"Best Overall Bank for Cash Management – Western Europe"
International Securitization Report:
"Trustee of the Year"
Structured Finance International:
"Best Trustee and Administration Service Provider"
Trade Finance Magazine:
"Best Trade Documentation Bank"
Trade & Forfaiting Review:
"Best International Trade Finance Bank"

Global Transaction Banking: mandated arranger of global trade finance loans


Number of deals
200
160
120
80
40
43
61
74
104
191
02
03
04
05
06

Source: Dealogic

GLOBAL TRANSACTION BANKING

Global Transaction Banking (GTB) comprises commercial banking products and services for corporate clients and financial institutions, including domestic and cross-border payments, professional risk mitigation for international trade and the provision of trust, agency, depositary, custody and related services. Business units include Cash Management for Corporates and Financial Institutions, Trade Finance and Trust & Securities Services.

2006 was a successful year for GTB with strong organic revenue growth and continued cost discipline. We increased our focus on Europe as our home market, benefited from our restructured Asian business and increased our emerging markets presence.

In our corporate client group, we continued to support our clients with efficient, streamlined cash management processes. We achieved this by leveraging Deutsche Bank's global network, investing in technology and products as well as focusing on service quality. In an environment of higher transaction volumes and favourable interest rates, cash management revenues grew in all regions. Our Trade Finance business continued to grow steadily, notably in emerging markets. The successful combination of trade finance risk mitigation products with structuring and distribution expertise helped us to achieve leadership positions as an arranger of global trade finance loans. With close teamwork across different product areas, we developed a suite of innovative services to meet our clients' cash management and trade finance needs.

Financial institutions have also benefited from GTB's scale and scope, as clients in this segment continue to consolidate their business with a single global cash management provider. Furthermore, partner bank arrangements including white-labelling of front-end technology or in-sourcing solutions for transaction processing, have proved to be an important success factor in our business.

Trust & Securities Services had a successful year, increasing revenues through organic growth and the acquisition of the UK-based Depository and Clearing Centre of JP Morgan Chase. We maintained our market share of trustee appointments in the U.S. asset-backed securities and debt markets and won a number of new depositary receipt mandates, principally in emerging markets. We also initiated a custody and clearing service for stocks listed on the Dubai International Financial Exchange, bringing the number of markets in which GTB provides custody services to twenty-eight. Furthermore, we are establishing a registrar and transfer agency business for mutual funds in India to service their retail transaction requirements.

Sustained progress, and investments in the future

The Private Clients and Asset Management Group Division, or PCAM, comprises Deutsche Bank's investment management business for private and institutional clients, together with our traditional banking activities for private individuals and small and medium-sized businesses.

2006 was a year of substantial achievements for PCAM. In favourable conditions for asset gathering, profitability grew to record levels, and invested assets grew by € 46 billion to € 908 billion by the end of the year, underlining our status as one of the world's leading investment managers as measured by invested assets. 2006 was also a year of significant investments. Via a combination of organic growth and targeted, incremental acquisitions, we consolidated our position in Germany, developed our position in other mature European markets and expanded our platform in important emerging growth markets, both in Central and Eastern Europe and in Asia/Pacific.

PCAM comprises two Corporate Divisions: Asset and Wealth Management (AWM) and Private & Business Clients (PBC).

ASSET AND WEALTH MANAGEMENT

The Asset and Wealth Management Corporate Division comprises two businesses: Asset Management und Private Wealth Management. Asset Management serves retail clients with a full range of mutual fund products and institutional clients with a fully-integrated offering, from traditional asset management products through to high-value products including absolute return strategies and real estate asset management. Private Wealth Management caters to wealthy individuals and families throughout the world. In 2006, AWM again saw strong growth.

Income before income taxes 2006

In 2006, PCAM generated a pre-tax profit of € 1.9 billion. The improvement of € 0.4 billion on 2005 was attributable above all to the Asset und Wealth Management Corporate Division (AWM), which made gains in all important product lines and achieved revenues of € 4.2 billion. With almost unchanged noninterest expenses, partly reflecting much lower restructuring charges, AWM's pre-tax profit rose by € 0.3 billion to € 0.9 billion. The Private & Business Clients Corporate Division (PBC) also set a new record with a pre-tax profit of € 1.1 billion, although it had to absorb much higher expenses relating to investments in growth in India, Poland and in the Western European distribution network together with costs for the integration of Berliner Bank and norisbank after their acquisition.

Private Clients and Asset Management[1]

in € m.	**2006**	2005
Net revenues	9,191	8,589
Total provision for credit losses	366	340
Noninterest expenses	6,904	6,766
Income before income taxes	**1,921**	1,484
Return on equity (pre-tax) in %	27	22
BIS risk positions	76,407	74,064
Assets	129,740	123,640

[1] Excerpt from segment reporting. For notes and other detailed information, see Financial Report 2006 (Management Report).

DWS: the leading mutual fund company in Germany

Assets under management at year's end 2006 in € bn.


122
120
80
40
Peers

Source: BVI

ASSET MANAGEMENT comprises four global business lines: retail asset management, under the DWS and DWS Scudder franchises; alternative asset management, including real estate, under the RREEF franchise; insurance asset management; and institutional asset management. In 2006, we entered new markets and extended our product offering. New business initiatives were focused on fast-growing, higher-margin sectors, which drive more than 80% of revenues.

The retail business, DWS, had another outstanding year in 2006, the 50th anniversary of its founding. At the end of the year, DWS's fund assets in Germany were € 122 billion, an 11% increase from the start of the year. DWS extended its No. 1 position in Germany and increased its market share to 24.6% from 23.9% at the end of 2005. Worldwide, DWS had approximately € 236 billion of assets under management at the end of 2006.

While maintaining superior investment performance, DWS significantly extended its global reach. In May the brand was launched in Singapore and India, marking the official entry of DWS into the Asia/Pacific region. Also in 2006, DWS introduced its first fund for Japanese retail investors and the first DWS offshore funds in Korea. The DWS brand was also introduced in the U.S. with the launch of DWS Scudder in February. In October, DWS announced plans to extend across Latin America.

In Italy, DWS realigned its business. In future, it will concentrate primarily on distributing international mutual funds, and will therefore transfer its local mutual fund portfolio with a volume of roughly € 7 billion to the Italian fund management company Anima S.G.R.p.A. in 2007. Asset Management further strengthened its relationship with its Chinese joint venture partner, Harvest Fund Management Co., in 2006. In December, in one of the most successful Chinese fund launches ever, Harvest took in RMB 41.9 billion (€ 4 billion) in one day for a single fund. Among the most innovative products introduced in the year was DWS GO, a new generation of certificates, which will be rolled out to other European countries in 2007.

In 2006, RREEF broadened the geographic spread of its activities and widened its product range. The business made its first investments in Russia and China, among other emerging growth markets. RREEF's inaugural European infrastructure fund achieved its second closing in the fourth quarter of 2006, bringing the total raised to € 1,074 million. In January 2007 Asset Management announced the acquisition of a minority stake in Aldus Equity, an alternative asset management and advisory firm specializing in customized private equity investing. As measured by invested assets, RREEF ranked as the world's largest alternatives manager (Watson/Wyatt year-end 2005). Total assets under management at year-end 2006 were € 58 billion.

In 2006, the Global Insurance Asset Management business was again ranked as the leading manager of non-affiliated insurance assets by Insurance Asset Manager Magazine, ending the year with € 111 billion of funds under management. The business delivered on critical objectives during the year, including building out a global distribution group with capabilities in North America, Europe and Asia. These efforts have positioned the business to capitalize on the global trend for insurers to outsource their core investment function to specialist asset managers.

The new Institutional management team, appointed in February, made solid progress in positioning the Institutional business, which had globally € 139 billion in invested assets at year-end, for profitable growth, in particular by implementing a global business model that leverages Asset Management's worldwide capabilities. It also established a distinct global institutional brand (Deutsche Asset Management), strengthened distribution, consultant relations and client service, made targeted investments in key areas such as the Master KAG business, and overhauled the product line-up to focus on innovative products and services with strong growth potential, notably Quantitative Strategies.

PRIVATE WEALTH MANAGEMENT (PWM) offers a differentiated, fully-integrated approach to wealth management, both onshore and offshore, for high net worth individuals and families throughout the world. We offer discretionary portfolio management, structured advisory process including alternative investments, family office, wealth preservation and estate planning services, tax advisory and philanthropic advisory services. During 2006, we further enhanced this model by expanding our offering in sophisticated, high-value asset classes, leveraging the full range of Deutsche Bank's capital markets and asset management expertise.

PWM enjoyed a successful year in 2006. Invested assets grew to € 189 billion by the end of the year. Net inflows of new client assets resulted in growth of € 15 billion, or 9% over total invested assets as at year-end 2005. In Germany, we grew our asset base significantly faster than market average, while the Asia/Pacific region showed exceptionally strong net inflows of € 4 billion, or 24% over total invested assets as at year-end 2005. Asia's dynamic economies are creating significant new wealth for their citizens, and with our substantial network of 13 local offices, we have seized the opportunity to grow our business in this region.

Strong growth momentum for net new money

In % of invested assets at end of preceding year


9
6
3
3
7
9
04
05
06

Invested asset growth reflects our significant investments to expand our business, both by acquisition and by organic growth: In the fourth quarter of 2006 we announced our acquisition of Tilney Group – the fourth largest independent wealth manager in the UK with 330 employees and € 12 billion under management, which represents a major step forward in Europe's second-largest wealth management market. This complements our strong franchise in Germany, Switzerland, Spain and Italy, and confirms our position as one of the few wealth managers in the world with significant onshore platforms in multiple markets across Europe.

In 2006, we also expanded our network organically. Globally, we hired more than 360 new employees, the majority into the salesforce or other client-facing positions. The opening of Deutsche Bank's branch in Riyadh in April allowed us to offer a full range of wealth management services in the largest market in the Middle East. We opened an onshore office in Shanghai to serve the fast-growing wealth management market in China. And we expanded our business with financial intermediaries via dedicated teams in Germany, the rest of Europe, Asia, and Latin America.

Private & Business Clients: increasing number of financial advisors' offices in Germany

At year's end


200
150
100
50
81
129
194
04
05
06

We further developed our offering to our clients. Our Discretionary Portfolio Management (DPM) strategies again delivered above-benchmark performance and we continued to broaden the range of DPM strategies. In Europe we rolled out our Wealth Advisory Mandate as part of our holistic structured advisory process – an offering already launched very successfully in the German market. It is greatly appreciated by clients who seek an active advice model with comprehensive portfolio risk analysis for daily investment decisions.

We offered privileged access to private equity investment opportunities, including new private equity launches. We also broadened our coverage of single manager hedge funds across all strategies, and offered clients added opportunities to diversify into real estate. Through our "open architecture" model, we continued to offer our clients objective advice on an exceptionally broad range of both proprietary and third-party mutual funds, supported by our global research platform and by state-of-the-art analytical tools.

As we enhanced our product offering, we took good advantage of the expertise of our colleagues in CIB. We worked closely with experts in Global Markets to expand our "CROCI" product family to our clients resulting in invested assets well above € 1.6 billion. CROCI (Cash Return On Capital Invested) is a proprietary equity product built on Deutsche Bank's own research. With eleven different strategies, we were able to enhance client performance significantly.

PRIVATE & BUSINESS CLIENTS

Private & Business Clients (PBC) offers a full range of superior products and services comprising of investment advisory and brokerage services, lending and consumer finance, current accounts, deposits, payment facilities and business banking. We serve the financial needs of private customers and small and medium-sized businesses across eight countries in Europe and Asia through multiple channels. Our network of 1,392 Investment and Finance Centers (IFCs) is located principally in Germany, Italy, Spain and Poland and is complemented by 3,300 independent financial advisors.

We also benefit from business cooperations with distribution partners such as DVAG – a German financial advisory group, and ADAC – Germany's and Europe's largest automobile club.

2006 was an outstanding year for PBC. We combined strong financial performance with further investments for the long-term growth of our franchise. We consolidated our leading position in Germany, while simultaneously maintaining momentum in other core European markets, and developing our presence in key emerging markets.

In Germany we further enhanced our market leadership with both organic growth initiatives and incremental acquisitions. We invested in people, hiring 300 more top advisors and increasing our number of apprentices to 1,300. Over the last two years, PBC has created a thousand jobs in Germany.

PBC made two important acquisitions in Germany during 2006. With the purchase of Berliner Bank, we took a major step forward in strengthening our position in Germany's capital city by adding 60 branches, 320,000 customers, 1,100 employees and a well-established brand. This enabled us to increase our market share in Berlin to 15 percent, with 770,000 customers served through 119 branches.

We also acquired norisbank, which will give us a unique opportunity to further access the considerable potential of the German consumer finance market. With 98 branches and over 300,000 clients, norisbank significantly expands our position in this important business segment.

We also increased the density and quality of our existing German network. We upgraded selected IFCs using design concepts pioneered in Q110 our 'Branch of the Future' in Berlin and opened two new IFCs. 2006 also saw the number of our Financial Advisor Offices increase by 65.

In other core European markets, we also expanded our distribution network by opening new IFCs in Italy, Spain, Belgium and Portugal. In both Italy and Spain, we strengthened our cooperation agreements with the national post office networks in order to provide consumer lending services to their clients. In Italy we added momentum to our cooperation with BancoPosta, the Italian postal service, while in Spain we successfully launched the BanCorreos brand in partnership with Correos, the Spanish postal service.

We also significantly expanded our presence in key growth markets such as Poland, China and India. In Poland, we maintained the pace of our investment by doubling our network to over 60 IFCs and also hiring about 300 new employees. In China, our partnership with Hua Xia Bank will give us access to approximately 8.5 million clients via 243 branches in China's major cities.

In India, we welcomed our 160,000th customer and now have a network of 8 IFCs focusing on the fast-growing population of affluent private customers in this very large market. PBC has recently also acquired new licences for two additional branches in Western India. Our Indian credit card business establishes our consumer finance offering in Asia and has seen substantial growth in client numbers since its launch in July 2006.

Private & Business Clients:
growing clients' deposits

Savings, time and sight deposits
in € bn. at year's end



70
60
50
40
30
20
10
63
66
72
04
05
06

2006 including norisbank

Continuing to reduce risk of non-core assets.

Development of industrial holdings

Cost base in € bn. at year's end


6
5
4
3
2
1
5.1
4.6
4.1
2.2
2.3
02
03
04
05
06

The Corporate Investments Group Division covers our industrial shareholdings, certain bank-occupied real estate assets, certain private equity and venture capital activities and other non-strategic holdings.

In 2006 we continued to wind down our portfolio of non-core assets as planned, thus freeing up capital which could be deployed more profitably into other businesses or returned to shareholders. By the end of 2006, Corporate Investments managed € 5.0 billion of assets related to industrial holdings, € 0.5 billion in private equity and € 1.5 billion in other corporate investments, the latter including our remaining 12.7% stake in Atradius N.V..

In the first quarter of 2006, we completed the sale of our remaining 28% stake in EUROHYPO AG to Commerzbank AG, and in the second quarter we completed the sale of a 21.2% stake in Atradius N.V. to Crédito y Caución and Seguros Catalán Occidente of Spain.

INDUSTRIAL HOLDINGS REDUCED

Our industrial holdings consist largely of quoted German financial and industrial companies. In 2006, we took advantage of favourable market conditions to reduce these holdings further. We reduced our holding in Linde AG from 10% to 7.8% subsequent to a capital increase at that company, and we sold our 11.7% holding in WMF AG and 2% holding in DEUTZ AG. In 2006, we acquired a 1% stake in Deutsche Börse AG. At the end of the year, our largest three remaining industrial holdings, as measured by market value, were DaimlerChrysler AG (4.4%), Allianz SE (2.2%) and Linde AG (7.8%).

Income before income taxes 2006

In 2006, Corporate Investments Group Division continued to wind down its investments, which do not form part of our core business. Income before income taxes, at € 0.5 billion, was € 0.6 billion below the prior year figure. The main reason was that revenues, especially those relating to sales of parts of our industrial holdings, were half the level of 2005, when, among other divestments, we substantially reduced our shareholding in DaimlerChrysler AG. As a consequence of these divestments revenues relating to dividends from industrial holdings also decreased.

Corporate Investments[1]

in € m.	2006	2005
Net revenues	613	1,229
Total provision for credit losses	2	(1)
Noninterest expenses	160	181
Income before income taxes	**451**	**1,049**
Return on equity (pre-tax) in %	41	34
BIS risk positions	5,354	7,448
Assets	17,406	15,025

[1] Excerpt from segment reporting. For notes and other detailed information, see Financial Report 2006 (Management Report).

PRIVATE EQUITY REDUCED

In 2006, we also continued to reduce our private equity exposure by € 0.6 billion through various transactions.

At the end of 2006, our private equity portfolio largely comprised Deutsche Venture Capital Funds and other fund investments, together with residual investments in venture capital and late-stage private equity, including certain investments in Latin America.

In 2006, we sold the significant remaining assets of the Morgan Grenfell Private Equity funds which we managed in the interest's of customers.

Private equity investments further reduced

Assets in € bn. at year's end


5.0
4.0
3.0
2.0
1.0
4.9
1.8
1.1
1.1
0.7
0.5
0.5
0.5
0.3
0.2
02
03
04
05
06
Direct
Indirect

Reliable Support for the Management Board

The role of the Corporate Center is to support the Management Board in the fulfilment of its executive responsibility. Functions based in the Corporate Centre include Finance, Audit, Risk & Capital Management, Human Resources, the Group's Legal and Compliance functions, and functions responsible for communications with staff, the media and the capital markets. Other Corporate Center departments support the Management Board in Group strategy and macroeconomic issues. The Corporate Center is part of our Infrastructure function, which comprises all Group internal service providers.

ALIGNED, BUT INDEPENDENT

Our well-established management philosophy has proven itself, in particular, in our control and risk management tasks. These functions are aligned globally with our business divisions, in order to be as close as possible to market developments, but they operate within strictly independent reporting lines. Maximum effectiveness of this organizational principle is extremely important for a global financial institution such as Deutsche Bank.

CHALLENGES IN 2006

During 2006, our Finance function completed its project to launch IFRS compliant reporting with effect from 2007. Furthermore, the Bank has completed its preparation to support management's attestations with regard to Section 404 of the U.S. Sarbanes-Oxley Act. This has required the design, documentation and testing of controls to be properly evidenced so that management can determine the adequacy of internal controls over financial reporting.

Group Treasury was integrated into our risk management organization and renamed Treasury & Capital Management. Under the share buyback program launched for 2006/2007, 9.1 million shares were repurchased. Capital market issuance totalling approximately € 21 billion contributed to our well diversified funding structure and a strong capital position. Deutsche Bank also underlined its commitment to integrated management of capital and risk with the formation of the Capital and Risk Committee during the year.

As Deutsche Bank Group's macroeconomic think tank, DB Research produced systematic analyses of key issues such as the prospects for long-term economic growth around the world and the problem of securing energy supply.

Group Brand Communications maintained the bank's global advertising campaign which uses the three-dimensional Deutsche Bank logo as its centerpiece. This campaign emphasizes the bank's success story, communicates the advantages the bank offers to demanding clients, strengthens the brand's profile in established markets and creates brand recognition in emerging growth markets.

Share buyback programs

Buyback volume in millions of Deutsche Bank shares


60
50
40
30
20
10
62
40
58
38
46
33
36
7
9
02/03
03/04
04/05
05/06
06/07*

■ Buyback volume
■ Thereof shares retired
*As of year's end 2006, buyback program not yet completed

Safeguarding our future as an employer of choice

In 2006 Deutsche Bank's staff numbers increased for the first time in six years. As we rolled out our growth strategy, our employees (on a full time equivalent basis) rose by 5,422, reaching 68,849 by the end of the year. This expansion had two profound implications for the management of our human capital: first, we needed to provide flexible support for a wide variety of growth initiatives in all regions and divisions; second, we were called upon to help implement global and cross-divisional re-organization.

Staff numbers increasing again

In thousands at year's end*


90
60
30
77.4
67.7
65.4
63.4
68.8
02
03
04
05
06

* Full-time equivalent

SUCCESSFUL INTEGRATION OF NEW COLLEAGUES

With our presence in 73 countries worldwide, Deutsche Bank benefits from exceptional staff diversity. As our businesses grow across the globe, they require a swift, innovative and competent supply of Human Resource (HR) products and advisory services. Our acquisitions during 2006 in Germany, in the U.S.A., the UK and Russia, and our organic expansion across Central and Eastern Europe, in the U.S.A. and Asia/Pacific, both demonstrate clearly that flexible HR solutions are key to our success. HR expertise played a critical role in integrating different corporate cultures, in providing staff training, in designing vehicles which secure the loyalty of key people, and in performing essential HR activities. We invested significantly in integrating new colleagues and in developing their expertise during 2006, as can be seen in the 11% growth in training expenses per staff member.

OPENING UP NEW MARKETS AS ATTRACTIVE EMPLOYER

As we re-organize across divisions, and across the world, personnel measures play a critical role in sustaining our competitiveness. This was clearly demonstrated in the building up of six processing centers in Frankfurt, London, New York, Bangalore, Mumbai and Manila. This requires the careful selection of substantial numbers of suitable employees, who need to be trained not only in professional skills, but also in different cultures, traditions and customs. In Asia, we are seeking talent in labour markets where the competition for qualified employees is extremely keen. Establishing Deutsche Bank as an employer of choice is critically important for us. In this early phase, therefore, personnel work already goes beyond pure recruitment. When it comes to increasing our attractiveness as an employer, offering career development prospects is crucial, as are systems for rewarding exceptional performance. Social initiatives, such as support for and sponsorship of local interest groups, networks and other staff organizations (e.g. sports clubs, libraries), also serve this purpose.

REALIGNMENT FOR THE FUTURE

As we support the changing demands of a growing organization, the bank's HR unit also began to implement its own global re-organization to align itself more closely with the businesses' needs. We focused on creating a clearly structured HR function and consolidating administrative activities at two Service Centers which will allow the intensification of HR consultancy services. They are located in Frankfurt and Bangalore.

AN EVOLVING GLOBAL TEAM

The expansion of Deutsche Bank's headcount by 5,422 during 2006 mainly reflects growth initiatives in the business divisions. At the same time, jobs were created at less expensive locations, especially in infrastructure functions. The lion's share of this expansion took place in the growth markets of the Asia/Pacific region. The region's share of total staff increased from 11.3% (2005) to 15.7% (2006). Across Germany, a total of 700 additional staff came on board, most of them in client-facing units. Overall, there was only modest net growth in the total number of staff in Germany. This was due to the successful conclusion of the program to increase efficiency, and in particular the exclusion of Deutsche Wohnen AG from the bank's consolidated staff figures after termination of the control agreement.

Regional deployment of our staff

At year's end 2006*


Americas 17%
Asia/Pacific 16%
Germany 38%
Europe (excluding Germany) 29%

* Full-time equivalent

The proportion of staff aged up to 24 years rose to 8.9% (2005: 7.6%) in 2006, primarily reflecting hiring of young recruits in Asia-Pacific. The largest group of employees still comprises the 25 to 44 year-olds, who account for some two-thirds of total staff. Over and above that, the bank continues to benefit from substantial numbers of experienced staff members: staff with at least 15 years of service with the Group accounted for 27.0% of our total at the end of 2006. The age diversity is supported by life-long learning initiatives, health programs and employment models.

SIGNING UP TO THE CHARTER OF DIVERSITY

On December 13, 2006, DaimlerChrysler, Deutsche Telekom, Deutsche BP and Deutsche Bank signed up to "Diversity as Opportunity – The Charter of Diversity for Companies in Germany" in the Office of the German Chancellor, Dr. Angela Merkel. Under the Chancellor's patronage, the Charter seeks to anchor the culture of diversity more firmly in the German corporate landscape. This includes diversity in the bank's workforce as well as the diverse needs of customers and business partners. The Charter is based on a comprehensive understanding of diversity, encompassing gender, race, nationality, ethnic origin, faith and philosophy, but also embracing diversity with regard to physical disability, age, sexual orientation and identity. The agreement envisages an exchange of best practices between companies, political bodies and social institutions. More corporate signatories are to join in the course of 2007.

Corporate Social Responsibility

In 2006, with social grants and sponsorships totaling more than € 85 million, Deutsche Bank was again one of the world's most active corporate citizens. But this is not just measured by the amount spent. Whenever possible, we give "more than money"; i.e. we underscore the effectiveness of our financial contributions with our staff's personal commitment and expertise. This commitment also reflects our corporate culture, which places high value on leadership. As a global bank, we are active mostly in the regions in which we do business. This is handled for the most part by our CSR groups and foundations around the world. The "Urban Age" conference series, for example, organized by Deutsche Bank's Alfred Herrhausen Society, seeks to develop solutions for structural change in mega-cities across the globe. At the same time, we acknowledge a special responsibility in our German home market. In the year of the FIFA World Cup, we were partner to the "Germany – Land of Ideas" initiative, which aimed at strengthening Germany as an economic, academic and cultural capital of the world. This is a project that we are taking forward into 2007 as exclusive partner to the series of events entitled "365 Landmarks in the Land of Ideas."

Sustainability rating 2006

Financial services companies
Index ceiling = 100


80
70
60
50
40
30
20
10
77
60
68
67
53
47
48
34
Eco-nomic criteria
Environ-mental criteria
Social criteria
Total

■ Deutsche Bank
■ Global Average
Source: SAM Research Inc.

SUSTAINABILITY

For Deutsche Bank, sustainability is an important part of business policy decision-making. Since 1999 we have had a Sustainability Management System with ISO 14001 certification, which integrates environmental, social and governance topics into all of the bank's activities. In 2006 we finalized our Group-wide climate strategy, with the goal of combating the greenhouse effect, consisting of four elements: avoiding greenhouse gas emissions where possible, using and developing renewable energy sources, providing information to the public on the problems associated with climate change, and participating in market-oriented mechanisms such as EU emissions trading.

COMMUNITY DEVELOPMENT

Our commitment in the field of microfinance is an outstanding example of how we combine our social commitment and professional expertise. We are delighted that the awarding of the Nobel Peace Prize to Muhammad Yunus and his Grameen Bank showed recognition for the importance of microcredits in global development policy. The Deutsche Bank Americas Community Development Finance Group has already provided more than US$ 80 million to microfinance institutions that extend small loans to borrowers in developing countries. This includes endeavors such as ongoing reconstruction projects in the regions affected by the devastating tsunami in 2004 and launching the first Global Commercial Microfinance Consortium. This model shows exemplary dedication to pursuing the UN development goal of halving the number of people living in extreme poverty by 2015.

EDUCATION

We concentrate on education projects at the interface between learning skills and the arts, and on initiatives to prepare young people for their professional futures. Students need proper financial literacy skills early on so that they learn how to handle their money responsibly. In cooperation with the"Handelsblatt" newspaper, we therefore started an initiative in Germany to promote financial literacy in schools. In this "train the trainer" program, 60 bank employees have been supporting teachers with their finance lessons since 2006.

We also promote arts in education jointly with the Kulturstiftung der Länder through the "KINDER ZUM OLYMP!" competition, in which almost 700 schools took part in 2006. Our support for the "Threepenny Opera" in Berlin was also more than just a sponsorship for us. The Deutsche Bank Foundation organized two parallel competitions to encourage art and design students to more closely examine the works of Bertolt Brecht.

MUSIC

For the sixth time now, a new intake of young directors, producers, conductors, theatre managers – and for the first time composers – was accepted into our Academy Opera Today. This two-year scholarship program enables aspiring young leaders in opera to swap ideas on the future of the opera and to develop joint projects with professionals. As founding partner of the Sir Georg Solti International Conductors' Competition, the Deutsche Bank Foundation also promotes young talents on a selected basis. 500 young conductors from 72 countries took part in 2006.

ART

Following its success at the Deutsche Guggenheim in Berlin in 2005, the anniversary exhibition of the Deutsche Bank Collection visited Tokyo and Singapore. Architect Zaha Hadid again created visionary spatial landscapes for the exhibitions. In 2007, a selected group of photographic artworks from the Collection will also be on view in Latin America under the title "More than meets the eye". Every two years, we organize a competition for young Polish artists to help them realize their artistic ideas. In recognition of this commitment, Deutsche Bank received the accolade of "Patron of Culture 2006" from the Polish Ministry for Culture and National Heritage.

EMPLOYEE ENGAGEMENT

True to our motto "more than money", we offer our staff the following five kinds of volunteering activities:

- Community Challenges – improving the local environment or infrastructure; e.g. in kindergartens or community centers;
- Mentoring – working one-on-one with students, helping them to make the transition into a profession, or providing support for young entrepreneurs;
- Seminars and workshops – for job placement, financial literacy, and as teachers in schools;
- Advisory – using a range of staff's professional experience to help support local organizations, for example, IT, marketing, business planning and financial management;
- Management – sitting on boards of community enterprises and NGOs.

All of these forms of staff commitment were combined for instance in the Shoreditch Project in London to regenerate a social flashpoint both culturally and economically and the results were amazing. In 2006, the project received the Dragon Award for economic regeneration from the City of London.

From June 2007, the Deutsche Bank "Corporate Social Responsibility Report 2006" can be ordered from (see page 71) and downloaded on the Internet at www.db.com/csr.

Employee volunteerism by region

Total of 9,843 days volunteered in 2006


Americas 24%
Asia/Africa 7%
United Kingdom 44%
Germany 25%





// Deutsche Bank is increasingly recognized by clients as a resourceful partner, who can respond creatively to new situations and deliver top quality ideas and execution. In particular, our ability to develop innovative solutions for the financial services sector globally is creating significant opportunities, for the company as well as for the staff.

Carlos Alvarez, Deutsche Bank Securities Inc., Global Banking, New York

Consolidated Financial Statements 03//

Statement of Income

Statement of Income

in € m.	2006	2005	2004
Net interest revenues			
Interest revenues	55,217	41,708	28,023
Interest expense	48,298	35,707	22,841
Net interest revenues	6,919	6,001	5,182
Provision for loan losses	330	374	372
Net interest revenues after provision for loan losses	**6,589**	**5,627**	**4,810**
Noninterest revenues			
Commissions and fees from fiduciary activities	3,995	3,556	3,211
Commissions, broker's fees, markups on securities underwriting and other securities activities	5,019	4,057	3,711
Fees for other customer services	2,530	2,476	2,584
Trading revenues, net	8,247	7,429	6,186
Net gains on securities available for sale	407	1,055	235
Net income from equity method investments	512	418	388
Other revenues	709	648	421
Total noninterest revenues	**21,419**	**19,639**	**16,736**
Noninterest expenses			
Compensation and benefits	12,649	10,993	10,222
Net occupancy expense of premises	1,020	1,014	1,258
Furniture and equipment	157	169	178
IT costs	1,586	1,539	1,726
Agency and other professional service fees	1,202	895	824
Communication and data services	634	599	599
Other expenses	2,412	3,178	2,291
Goodwill impairment/impairment of intangibles	31	–	19
Restructuring activities	192	767	400
Total noninterest expenses	**19,883**	**19,154**	**17,517**
Income before income tax expenses and cumulative effect of accounting changes	**8,125**	**6,112**	**4,029**
Income tax expense	2,186	2,039	1,437
Effect from the reversal of 1999/2000 credits for tax rate changes	(1)	544	120
Income before cumulative effect of accounting changes, net of tax	**5,940**	**3,529**	**2,472**
Cumulative effect of accounting changes, net of tax	46	–	–
Net income	**5,986**	**3,529**	**2,472**

Earnings per Share Figures

in €	2006	2005	2004
Earnings per common share			
Basic			
Income before cumulative effect of accounting changes, net of tax	13.20	7.62	5.02
Cumulative effect of accounting changes, net of tax	0.10	–	–
Net income	**13.31**	**7.62**	**5.02**
Diluted			
Income before cumulative effect of accounting changes, net of tax	11.46	6.95	4.53
Cumulative effect of accounting changes, net of tax	0.09	–	–
Net income	**11.55**	**6.95**	**4.53**
Cash dividends declared per common share	**2.50**	**1.70**	**1.50**

Consolidated Balance Sheet

Assets

in € m.	Dec 31, 2006	Dec 31, 2005
Cash and due from banks	7,009	6,571
Interest-earning deposits with banks	19,470	11,963
Central bank funds sold and securities purchased under resale agreements	138,763	130,993
Securities borrowed	108,266	10,125
Trading assets of which € 84 billion and € 21 billion were pledged to creditors and can be sold or repledged at December 31, 2006 and 2005, respectively	516,839	448,393
Securities available for sale of which € 23 million and € 21 million were pledged to creditors and can be sold or repledged at December 31, 2006 and 2005, respectively	22,054	21,675
Other investments	5,357	7,382
Loans, net	168,134	151,355
Premises and equipment, net	4,149	5,079
Goodwill	7,144	7,045
Other intangible assets, net	1,267	1,198
Other assets	127,778	99,382
Total assets	**1,126,230**	**992,161**

Liabilities and Shareholders' Equity

in € m.	Dec 31, 2006	Dec 31, 2005
Liabilities		
Deposits	408,782	380,787
Trading liabilities	218,854	194,347
Central bank funds purchased and securities sold under repurchase agreements	187,129	143,524
Securities loaned	23,240	24,581
Other short-term borrowings	19,793	20,549
Other liabilities	99,672	81,377
Long-term debt	132,495	113,554
Obligation to purchase common shares	3,457	3,506
Total liabilities	**1,093,422**	**962,225**
Shareholders' equity		
Common shares, no par value, nominal value of € 2.56 Issued: 2006, 524.8 million shares; 2005, 554.5 million shares	1,343	1,420
Additional paid-in capital	14,424	11,672
Retained earnings	25,069	22,628
Common shares in treasury, at cost: 2006, 26.1 million shares; 2005, 49.0 million shares	(2,378)	(3,368)
Equity classified as obligation to purchase common shares	(3,457)	(3,506)
Share awards	–	2,121
Accumulated other comprehensive income (loss):		
Deferred tax on unrealized net gains on securities available for sale relating to 1999 and 2000 tax rate changes in Germany	(2,165)	(2,164)
Unrealized net gains on securities available for sale, net of applicable tax and other	2,779	2,498
Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax	(44)	9
Adjustment to apply initially SFAS 158, net of tax	(549)	–
Minimum pension liability, net of tax	–	(8)
Foreign currency translation, net of tax	(2,214)	(1,366)
Total accumulated other comprehensive loss	(2,193)	(1,031)
Total shareholders' equity	**32,808**	**29,936**
Total liabilities and shareholders' equity	**1,126,230**	**992,161**

Statement of Changes in Shareholders' Equity

Statement of Changes in Shareholders' Equity

in € m.	2006	2005	2004
Common shares			
Balance, beginning of year	1,420	1,392	1,490
Common shares issued under share-based compensation plans	25	28	–
Retirement of common shares	(102)	–	(98)
Balance, end of year	**1,343**	**1,420**	**1,392**
Additional paid-in capital			
Balance, beginning of year	11,672	11,147	11,147
Reclassification from share awards-common shares issuable	3,456	–	–
Reclassification from share awards-deferred compensation	(1,335)	–	–
Net change in share awards in the reporting period	(109)	–	–
Common shares issued under share-based compensation plans	663	411	–
Tax benefits related to share-based compensation plans	75	110	–
Other	2	4	–
Balance, end of year	**14,424**	**11,672**	**11,147**
Retained earnings			
Balance, beginning of year, as previously reported	22,628	19,814	20,486
Effects of changes in accounting principles	13	–	–
Balance, beginning of year	22,641	19,814	20,486
Net income	5,986	3,529	2,472
Cash dividends declared and paid	(1,239)	(868)	(828)
Dividend related to equity classified as obligation to purchase common shares	180	117	96
Net gains on treasury shares sold	169	46	66
Retirement of common shares	(2,667)	–	(2,472)
Other	(1)	(10)	(6)
Balance, end of year	**25,069**	**22,628**	**19,814**
Common shares in treasury, at cost			
Balance, beginning of year	(3,368)	(1,573)	(971)
Purchases of shares	(39,023)	(43,803)	(34,471)
Sale of shares	36,191	41,598	30,798
Retirement of shares	2,769	–	2,570
Treasury shares distributed under share-based compensation plans	1,053	410	501
Balance, end of year	**(2,378)**	**(3,368)**	**(1,573)**
Equity classified as obligation to purchase common shares			
Balance, beginning of year	(3,506)	(3,058)	(2,310)
Additions	(864)	(814)	(1,241)
Deductions	913	366	493
Balance, end of year	**(3,457)**	**(3,506)**	**(3,058)**
Share awards – common shares issuable			
Balance, beginning of year	3,456	2,965	2,196
Reclassification to additional paid-in capital	(3,456)	–	–
Deferred share awards granted, net	–	901	1,270
Deferred shares distributed	–	(410)	(501)
Balance, end of year	**–**	**3,456**	**2,965**
Share awards – deferred compensation			
Balance, beginning of year	(1,335)	(1,452)	(1,242)
Reclassification to additional paid-in capital	1,335	–	–
Deferred share awards granted, net	–	(901)	(1,270)
Amortization of deferred compensation, net	–	1,018	1,060
Balance, end of year	**–**	**(1,335)**	**(1,452)**
Accumulated other comprehensive income (loss)			
Balance, beginning of year	(1,031)	(3,331)	(2,594)
Reversal of 1999/2000 credits for tax rate changes	(1)	544	120
Change in unrealized net gains on securities available for sale, net of applicable tax and other	281	738	(177)
Change in unrealized net gains/losses on derivatives hedging variability of cash flows, net of tax	(53)	(28)	40
Adjustment to apply initially SFAS 158, net of tax[1]	(545)	–	–
Change in minimum pension liability, net of tax[2]	4	(7)	(1)
Foreign currency translation, net of tax	(848)	1,053	(719)
Balance, end of year	**(2,193)**	**(1,031)**	**(3,331)**
Total shareholders' equity, end of year	**32,808**	**29,936**	**25,904**

[1] The amount consists of € (549) million related to unrecognized net actuarial losses and net prior service benefits, net of tax, and € 4 million to reverse the notional minimum pension liability, net of tax, upon the initial application of SFAS 158 at December 31, 2006

[2] The amount for 2006 represents the change to arrive at the notional minimum pension liability, net of tax, prior to the adoption of SFAS 158

Statement of Cash Flows

Statement of Cash Flows

in € m.	**2006**	**2005**	**2004**
Cash flows from operating activities			
Net income	**5,986**	**3,529**	**2,472**
Adjustments to reconcile net income to net cash used in operating activities:			
Provision for loan losses	330	374	372
Restructuring activities	30	145	230
Gain on sale of securities available for sale, other investments, loans and other	(953)	(1,494)	(476)
Deferred income taxes, net	84	964	838
Impairment, depreciation and other amortization and accretion	1,557	1,474	1,776
Cumulative effect of accounting changes, net of tax	(46)	–	–
Share of net income from equity method investments	(348)	(333)	(282)
Net change in:			
Trading assets	(67,689)	(75,606)	(42,461)
Other assets	(32,895)	(26,908)	(15,566)
Trading liabilities	26,859	24,740	16,380
Other liabilities	15,748	10,699	7,538
Other, net	359	(1,544)	1,082
Net cash used in operating activities	**(50,978)**	**(63,960)**	**(28,097)**
Cash flows from investing activities			
Net change in:			
Interest-earning deposits with banks	(7,146	5,885	(4,573)
Central bank funds sold and securities purchased under resale agreements	(7,554	(7,072)	(11,679)
Securities borrowed	(7,141)	(35,495)	7,166
Loans	(9,556	(14,062)	8,853
Proceeds from:			
Sale of securities available for sale	10,131	11,673	21,145
Maturities of securities available for sale	5,349	2,815	3,560
Sale of other investments	5,593	1,868	2,081
Sale of loans	4,762	4,596	2,294
Sale of premises and equipment	426	274	451
Purchase of:			
Securities available for sale	(17,046)	(13,981)	(25,201)
Other investments	(3,184)	(1,602)	(1,200)
Loans	(6,888)	(4,147)	(2,726)
Premises and equipment	(970)	(701)	(792)
Net cash received (paid) for business combinations/divestitures	(1,944)	211	(223)
Other, net	161	99	116
Net cash (used in) provided by investing activities	**(35,007)**	**(49,639)**	**(728)**
Cash flows from financing activities			
Net change in:			
Deposits	26,528	60,040	21,493
Securities loaned and central bank funds purchased and securities sold under repurchase agreements	42,263	49,932	923
Other short-term borrowings	(756)	452	3,399
Issuances of long-term debt	64,603	44,574	34,463
Repayments and extinguishments of long-term debt	(42,944)	(39,817)	(25,773)
Common shares issued under employee benefit plans	680	439	–
Purchases of treasury shares	(39,023)	(43,803)	(34,471)
Sale of treasury shares	36,380	41,640	30,850
Cash dividends paid	(1,239)	(868)	(828)
Other, net	320	(485)	12
Net cash provided by financing activities	**86,812**	**112,104**	**30,068**
Net effect of exchange rate changes on cash and due from banks	(389)	487	(300)
Net increase (decrease) in cash and due from banks	438	(1,008)	943
Cash and due from banks, beginning of the year	6,571	7,579	6,636
Cash and due from banks, end of the year	7,009	6,571	7,579
Interest paid	46,853	35,246	22,411
Income taxes paid, net	3,374	962	199

Group Five-Year Record

Balance Sheet

in € m.	2006	2005	2004	2003	2002
Total assets	1,126, 230	992,161	840,068	803,614	758,355
Loans, net	168,134	151,355	136,344	144,946	167,303
Liabilities	1,093,422	962,225	814,164	775,412	728,364
Total shareholders' equity	32,808	29,936	25,904	28,202	29,991
Tier I risk-based capital (BIS)	24,498	21,898	18,727	21,618	22,742
Total risk-based capital (BIS)	35,323	33,886	28,612	29,871	29,862

Income Statement

in € m.	2006	2005	2004	2003	2002
Net interest revenues	6,919	6,001	5,182	5,847	7,186
Provision for loan losses	330	374	372	1,113	2,091
Commissions and fee income	11,544	10,089	9,506	9,332	10,834
Trading revenues, net	8,247	7,429	6,186	5,611	4,024
Other noninterest revenues	1,628	2,121	1,044	478	4,503
Total net revenues (after provision for loan losses)	**28,008**	**25,266**	**21,546**	**20,155**	**24,456**
Compensation and benefits	12,649	10,993	10,222	10,495	11,358
Goodwill amortization/impairment and impairment of intangibles	31	–	19	114	62
Restructuring activities	192	767	400	(29)	583
Other noninterest expenses	7,011	7,394	6,876	6,819	8,904
Total noninterest expenses	**19,883**	**19,154**	**17,517**	**17,399**	**20,907**
Income before income tax expense and cumulative effect of accounting changes	**8,125**	**6,112**	**4,029**	**2,756**	**3,549**
Income tax expense	2,186	2,039	1,437	1,327	372
Effects from the reversal of 1999/2000 credits for tax rate changes	(1)	544	120	215	2,817
Cumulative effect of accounting changes, net of tax	46	–	–	151	37
Net income	**5,986**	**3,529**	**2,472**	**1,365**	**397**

Key Figures

	2006	2005	2004	2003	2002
Basic earnings per share	€ 13.31	€ 7.62	€ 5.02	€ 2.44	€ 0,64
Diluted earnings per share	€ 11.55	€ 6.95	€ 4.53	€ 2.31	€ 0,63
Dividends paid per share in period	€ 2.50	€ 1.70	€ 1.50	€ 1.30	€ 1,30
Return on average total shareholders' equity (post-tax)	19.5%	12.5%	9.1%	4.7%	1.1%
Adjusted return on average active equity (post-tax)[1]	22.2%	16.2%	10.5%	5.2%	10.2%
Cost/income ratio[2]	70.2%	74.7%	79.9%	81.8%	78.8%
BIS core capital ratio (Tier I)	8.9%	8.7%	8.6%	10.0%	9.6%
BIS capital ratio (Tier I+II+III)	12.9%	13.5%	13.2%	13.9%	12.6%
Employees (full-time equivalent)	68,849	63,427	65,417	67,682	77,442

[1] We calculate this adjusted measure of our return on average total shareholders' equity to make it easier to compare us to our competitors. We refer to this adjusted measure as our "adjusted return on average active equity". However, this is not a measure of performance under U.S. GAAP and you should not compare our ratio to other companies' ratios without considering the differences in calculation of the ratios. The principal items for which we adjust our ratio are the average unrealized net gains on securities available for sale, net of applicable tax effects. In addition we adjust our average total shareholders' equity for the effect of our paying a dividend once a year following its approval by the general shareholders' meeting. Net income used for this calculation is adjusted for the income tax expense from the change in effective tax rate and the reversing effect and for the effect of accounting changes

[2] Total noninterest expenses as a percentage of net interest revenues before provision for loan losses plus noninterest revenues


HEAD TO HEAD



// Deutsche Bank supported microcredits early on, contributing both funding and new ideas. Then in 2005, it set up a microfinance consortium, which is ultimately good for a total credit volume of U.S. $ 600 million per annum. We need many more such initiatives globally. Ideas are good. Actions are better.

Professor Muhammad Yunus, 2006 Nobel Peace Prize Laureate, founder of Grameen Bank, Dhaka

Further information 04//

Statement by the Management Board

The Management Board of Deutsche Bank AG is responsible for the Consolidated Financial Statements. They have been prepared in accordance with accounting principles generally accepted in the United States of America and thus fulfil the conditions of § 292a German Commercial Code in the version effective until December 9, 2004, for exemption from preparation of consolidated financial statements in accordance with German commercial law. In addition, the disclosure requirements of the European Union have been met.

The responsibility for correct accounting requires an efficient internal management and control system and a functioning audit apparatus. Deutsche Bank's internal control system is based on written communication of policies and procedures governing structural and procedural organization, enlarged risk controlling for default and market risks as well as the segregation of duties. It covers all business transactions, assets and records. Deutsche Bank's audit is carried out in accordance with the extensive audit plans covering all divisions of the Group and also including compliance with the organizational terms of reference.

KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft audited the Consolidated Financial Statements in accordance with German auditing regulations, and in supplementary compliance with auditing standards generally accepted in the United States of America and issued an unqualified opinion. KPMG Deutsche Treuhand-Gesellschaft and the Audit Department of Deutsche Bank had free access to all documents needed in the course of their audits for an evaluation of the Consolidated Financial Statements and for an assessment of the appropriateness of the internal control system.

Josef Ackermann

Hugo Bänziger

Tessen von Heydebreck

Anthony Di Iorio

Hermann-Josef Lamberti

Report of the Supervisory Board

Dr. Clemens Börsig
Chairman of the Supervisory Board



During the past year, we extensively discussed the bank's economic and financial development, strategy and planning. We advised the Management Board and monitored its management of business. The Management Board reported to us regularly, without delay and comprehensively on business policies and other fundamental issues relating to management and corporate planning, strategy, the bank's financial development and earnings situation, the bank's risk management as well as transactions and events that were of significant importance to the bank. We were involved in decisions of fundamental importance. Between the meetings, the Management Board kept us informed in writing of important events. In addition, resolutions were passed, where necessary, by circulation procedure. Moreover, important topics and upcoming decisions were also dealt with in regular discussions between the Chairman of the Management Board and the Chairman of the Supervisory Board.

2006 was an exceptionally successful financial year for Deutsche Bank. The bank was able to clearly surpass its targeted return on equity of 25% as a multiple-year average. All of the bank's divisions contributed to these outstanding results. We would like to thank all of the bank's employees for their great personal dedication during the 2006 financial year.

Following the successful completion of the first two phases of its management agenda, Deutsche Bank has become a leading global investment bank with a strong and profitable private clients franchise. We extensively discussed the new management agenda issued by the Management Board and approved it. The agenda consistently follows through on the successful strategy of the first two phases. The bank intends to continue to invest in its core businesses, through organic growth, but also through targeted, complementary acquisitions. Global Transaction Banking and PCAM, divisions that deliver stable contributions to earnings, are to be expanded further, and the bank will make even greater use of the opportunities for growth from its competitive edge in investment banking. At the same time, the bank will maintain its cost, risk, capital and regulatory compliance discipline. We are convinced we have the right strategy. Deutsche Bank is well positioned to continue on its current path of growth and remain successful.

MEETINGS OF THE SUPERVISORY BOARD
The Supervisory Board held six meetings in the 2006 financial year.

At the first meeting of the year on February 1, 2006, we discussed the development of business in 2005, the key figures of the Annual Financial Statements for 2005, the dividend proposal and the corporate planning for the years 2006 to 2008. Furthermore, Dr. Ackermann was designated Chairman of the Management Board, his appointment to the Management Board was extended to the end of the Ordinary General Meeting 2010, and the appointment of Dr. von Heydebreck was extended to the end of the Ordinary General Meeting 2007.

On March 17, 2006, we approved the Annual Financial Statements for 2005, which were thus established. Furthermore, discussions were held on the Corporate Governance Report as well as the Compliance and Anti-Money Laundering Report, the resolution proposals for the agenda of the General Meeting 2006 were approved, and we discussed the Group's risk management.

We consulted on the planned acquisition of Berliner Bank and received reports on the management and control in the bank's regions and on the development of the bank in America.

At an additional meeting on April 2, 2006, Dr. Breuer announced that he would be resigning as member of the Supervisory Board with effect from the end of May 3, 2006, and explained the reasons for his decision. Following extensive consideration and discussion of alternatives, which included both internal and external candidates, the Supervisory Board came to the unanimous conclusion that Dr. Börsig should transfer to the Supervisory Board and become its Chairman, as the Chair should only be transferred to someone who is familiar with the complex nature of a bank with global operations through personal and senior managerial experience. Dr. Börsig's appointment as member of the Management Board of Deutsche Bank AG ended by mutual agreement with effect from the end of May 3, 2006. The Supervisory Board furthermore resolved that Dr. Börsig's election to the Supervisory Board be proposed to the General Meeting. In addition, Mr. Di Iorio and Dr. Bänziger were appointed members of the Management Board. Following the meeting, the Chairman's Committee concluded a severance agreement with Dr. Börsig. The Register Court appointed Dr. Börsig member of the Supervisory Board for the period May 4, 2006, until the end of the General Meeting 2006. On June 1, 2006, the General Meeting elected Dr. Börsig member of the Supervisory Board. At the subsequent meeting of the Supervisory Board, we re-elected him Chairman of the Supervisory Board until the conclusion of the Supervisory Board's term of office.

At the meeting on July 31, 2006, we obtained information on the development of business in the first half of 2006. Furthermore, the development of the bank in India was reported on, and additional possibilities of expansion were discussed. We also approved a new version of the Terms of Reference and the Business Allocation Plan for the Management Board.

At the last meeting of the year on October 31, 2006, discussions focused in detail on the development of business in the first nine months and, in particular, on the bank's further strategic development, the expansion of the business divisions and the potential to leverage the bank's global presence. Furthermore, we discussed the Human Resources Report on staff development and succession planning.

All members of the Supervisory Board participated in all of the Supervisory Board meetings with only few exceptions in the year 2006.

THE COMMITTEES OF THE SUPERVISORY BOARD

The Chairman's Committee met five times during the reporting period. At its meetings, the Committee handled issues relating to the Management Board and, in particular, the determination of the variable compensation components for the Management Board for 2005, succession planning for the Management Board and the process of selecting new Supervisory Board members. It also prepared the corresponding resolutions for the Supervisory Board. Furthermore, it discussed the introduction of new Terms of Reference and a new Business Allocation Plan for the Management Board as well as amendments to the Declaration of Conformity and the Terms of Reference for the Supervisory Board and its committees.

At its six meetings, the Risk Committee discussed exposures subject to mandatory approval under German law and the Articles of Association as well as all major loans and loans entailing increased risks. Where necessary, the Risk Committee gave its approval. Apart from credit, liquidity, country and market risks, the Committee also discussed operational, legal and reputational risks extensively. Furthermore, global industry portfolios were presented according to a specified plan and discussed at length.

The Audit Committee met five times last year. Representatives of the bank's auditor also attended its meetings. Subjects covered were the audit and approval of the Annual Financial Statements and Consolidated Financial Statements, quarterly financial statements, Forms 20-F and 6-K for the Securities and Exchange Commission, as well as the interim reports. The Committee dealt with the proposal for the election of the auditor for the 2006 financial year, issued the audit mandate with certain audit areas of focus, resolved on the auditor's remuneration and controlled the auditor's independence in accordance with the German Corporate Governance Code and the rules of the U.S. Public Company Accounting Oversight Board. The Audit Committee is convinced that, as in the previous years, there are no conflicts of interest on the part of the bank's auditor. Furthermore, the Committee discussed the conversion to the IFRS accounting and, in detail, the regulations of the Sarbanes-Oxley Act relating to the implementation of the internal control system, and it also received detailed progress reports on this. When necessary, resolutions were passed or resolutions were recommended for the Supervisory Board. The Audit Committee had reports submitted to it regularly on the engagement of accounting firms, including the auditor, with non-audit-related tasks, on the work of Internal Audit as well as on legal and reputational risks. The Audit Committee did not receive any complaints in connection with accounting, internal accounting controls and auditing matters.

Meetings of the Mediation Committee, established pursuant to the provisions of the Co-Determination Act, were not necessary in 2006.

The committee chairmen reported regularly to the Supervisory Board on the work of its committees.

CORPORATE GOVERNANCE

As in the preceding years, discussions were held on the implementation of the regulations of the German Corporate Governance Code and the U.S. Sarbanes-Oxley Act at several of the Supervisory Board, Chairman's Committee and Audit Committee meetings. In February 2006, we discussed the results of the appraisal of the efficiency of the Supervisory Board, which was conducted using a company-specific questionnaire in autumn 2005, as well as suggestions for improvement. Recommendations were implemented regarding the supply of information to the Supervisory Board as well as the agenda and procedures of the Supervisory Board meetings. In October 2006, the Audit Committee also conducted its own appraisal of efficiency using a previously distributed questionnaire. Representatives of the bank's auditor also participated in this. In order to address the increased requirements, a resolution was passed to generally hold an additional Audit Committee meeting in December, starting from 2007 on, to discuss, among other things, current issues in accounting.

Executive sessions, i.e. meetings of the Supervisory Board without the Management Board, took place on several occasions.

The Supervisory Board determined that it has what it considers to be an adequate number of independent members.

The Declaration of Conformity pursuant to § 161 German Stock Corporation Act (AktG), last issued by the Supervisory Board and Management Board in October 2005 and amended on April 2, 2006, was reissued at the Supervisory Board meeting on October 31, 2006.

A comprehensive presentation of the bank's corporate governance, including the text of the Declaration of Conformity issued on October 31, 2006, can be found in the Financial Report on pages 212 and 213 and on our website in the Internet at www.deutsche-bank.com. The Terms of Reference of the Supervisory Board and its committees as well as of the Management Board are also published there.

CONFLICTS OF INTEREST AND THEIR HANDLING

The Risk Committee dealt with the loan approvals required pursuant to § 15 of the German Banking Act (KWG). Supervisory Board members who were also board members of the respective borrowing company when the resolutions where taken did not participate in the discussion and voting.

As in the preceding years, the Supervisory Board was kept informed regularly on Dr. Kirch's lawsuits against Deutsche Bank and Dr. Breuer, and discussed further courses of action. Also the actions for rescission and to obtain information filed in connection with the General Meetings 2003, 2004, 2005 and 2006 were regularly and comprehensively discussed, along with possible consequences. At its meetings on February 1, 2006, and March 17, 2006, the Supervisory Board analyzed, without Dr. Breuer's participation, the consequences of the German Supreme Court ruling of January 24, 2006, and discussed future courses of action.

Dr. Börsig declared that, in his function as member of the Supervisory Board and its committees, he would not participate in the discussions and voting on all the issues that related to his previous membership on the Management Board and could give cause for a conflict of interests.

NOTES PURSUANT TO §§ 289 (4), 315 (4) GERMAN COMMERCIAL CODE (HGB)

The Supervisory Board discussed the disclosures pursuant to § 289 (4) and § 315 (4) German Commercial Code (HGB) in the Management Report as well as in the Management Report for the Consolidated Financial Statements and comments on these as follows:

The disclosures on the subscribed capital and shares appropriately reflect the situation as of December 31, 2006. To the extent that new shares were issued during the current financial year through the exercise of option rights, these grant a profit participation only starting with the current financial year, unlike already existing shares.

Restrictions on the voting rights of the shares may arise on the basis of the regulations of the Stock Corporation Act (AktG). For example, under certain conditions, shareholders are prohibited from voting (§ 136 Stock Corporation Act (AktG)). Furthermore, the company has no voting rights from its own shares (§ 71 b Stock Corporation Act (AktG)). The Supervisory Board is not aware of any contractual restrictions relating to the voting right or transfer of shares.

The bank has not received any notification of shareholdings in the company's capital exceeding 10% of the voting rights. For this reason, the disclosure on this has been omitted.

A description of shares with special rights granting control authorities is not necessary as such shares have not been issued.

An explanation of the special controls of voting rights for staff shareholdings has been omitted, as the employees who participate in the bank's capital exercise their control rights like other shareholders.

The disclosures on the appointment and dismissal of members of the Management Board are fairly stated in accordance with the statutory regulations and Articles of Association. The same applies to the information on amendments to the Articles of Association.

The authority of the Management Board to issue or repurchase shares is appropriately stated with the reference to the authorizations approved by the General Meeting.

The Supervisory Board is not aware of any material agreements that are contingent on a change of control following a takeover offer.

To the extent that a compensation has been agreed with the members of the Management Board in the event of a change of control, this agreement serves to maintain the independence of the Management Board members. The corresponding commitments to other senior managers also serve to secure their contractual legal positions.

ANNUAL FINANCIAL STATEMENTS

KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Frankfurt am Main, the auditor of the Annual Financial Statements elected at last year's General Meeting, has audited the accounting, the Annual Financial Statements and the Management Report for 2006 as well as the Consolidated Financial Statements with the related Notes and Management Report for 2006. The audits led in each case to an unqualified opinion. After inspecting the reports of the auditor of the Annual Financial Statements, we agreed with the results of these audits.

Today, we established the Annual Financial Statements prepared by the Management Board and approved the Consolidated Financial Statements. We agree with the Management Board's proposal for the appropriation of profits and for the payment of a dividend of € 4.00 per no par value share entitled to dividend payment.

PERSONNEL ISSUES

The court proceedings against our Chairman of the Management Board Dr. Ackermann and others before the Düsseldorf District Court in the Mannesmann case, the continuation of which had become necessary as a result of the Supreme Court ruling on December 21, 2005, were terminated on November 29, 2006, subject to non-penal payments. The court expressly emphasized that no findings of guilt whatsoever were connected with the termination of the proceedings. We were thus confirmed in our opinion, which we had expressed right from the start. We are pleased that Dr. Ackermann will dedicate his entire energy to continuing to lead Deutsche Bank on its successful course.

As also set out above, Dr. Börsig left the Management Board with effect from the end of May 3, 2006. We appointed Mr. Di Iorio and Dr. Bänziger members of the Management Board with effect from May 4, 2006. Mr. Di Iorio took on functional responsibility as Chief Financial Officer and Dr. Bänziger as Chief Risk Officer. Dr. Breuer resigned his Supervisory Board mandate with effect from the end of May 3, 2006. The Supervisory Board thanks Dr. Breuer for his prudent and successful leadership of this body over the four years he was Chairman of the Supervisory Board of Deutsche Bank AG. As his successor, Dr. Börsig was appointed member of the Supervisory Board by the Register Court for the period from May 4, 2006, until the end of the General Meeting on June 1, 2006, and elected by the Supervisory Board to be its Chairman. The General Meeting on June 1, 2006, elected him member of the Supervisory Board for the remainder of the term of office, i.e. until the end of the Ordinary General Meeting in 2008. At the subsequent meeting of the Supervisory Board, we re-elected him Chairman of the Supervisory Board until the conclusion of the Supervisory Board's term of office. Mr. Funk was a member of the Supervisory Board until February 1, 2006. He was replaced for the remainder of his term of office by Mr. Kazmierczak. Ms. Mönig-Raane and Mr. Woeste were members of the Supervisory Board until June 1, 2006. Mr. Lévy was elected member of the Supervisory Board by the General Meeting on June 1, 2006, for the remainder of the Supervisory Board's term of office. On June 2, 2006, Mr. Herzberg was appointed member of the Supervisory Board by the Register Court for the remainder of the term of office. Professor Dr. Dr. h. c. Kirchhof was a member of the Supervisory Board until July 15, 2006. As his successor, Dr. Siegert was appointed by order of the Register Court with effect from July 16, 2006, until the end of the Ordinary General Meeting 2007. He will stand for election to the Supervisory Board by the General Meeting on May 24, 2007.

We thank all of the members who left last year for their dedicated work on the Supervisory Board and for their constructive assistance to the company and the Management Board during the past years.

Frankfurt am Main, March 21, 2007
For the Supervisory Board

Dr. Clemens Börsig, Chairman

Supervisory Board

DR. CLEMENS BÖRSIG
Chairman,
Frankfurt am Main
(from May 4, 2006)

DR. ROLF-E. BREUER
Chairman,
Frankfurt am Main
(until May 3, 2006)

HEIDRUN FÖRSTER*
Deputy Chairperson,
Deutsche Bank Privat- und
Geschäftskunden AG,
Berlin

DR. KARL-GERHARD EICK
Deputy Chairman of the Board
of Management of
Deutsche Telekom AG,
Cologne

KLAUS FUNK*
Deutsche Bank Privat-
und Geschäftskunden AG,
Frankfurt am Main
(until February 1, 2006)

ULRICH HARTMANN
Chairman of the Supervisory
Board of E.ON AG,
Düsseldorf

GERD HERZBERG*
Deputy Chairman of
ver.di Vereinte Dienstleistungs-
gewerkschaft,
Berlin
(from June 2, 2006)

SABINE HORN*
Deutsche Bank AG,
Frankfurt am Main

ROLF HUNCK*
Deutsche Bank AG,
Hamburg

SIR PETER JOB
London

**PROF. DR.
HENNING KAGERMANN**
Chairman and CEO of SAP AG,
Walldorf/Baden

ULRICH KAUFMANN*
Deutsche Bank AG,
Düsseldorf

PETER KAZMIERCZAK*
Deutsche Bank AG,
Essen
(from February 1, 2006)

**PROF. DR. DR. H.C.
PAUL KIRCHHOF**
University professor, Ruprecht-
Karls-University Heidelberg,
Heidelberg
(until July 15, 2006)

MAURICE LÉVY
Chairman and Chief Executive
Officer, Publicis Groupe S.A.,
Paris
(from June 1, 2006)

HENRIETTE MARK*
Deutsche Bank AG,
Munich

MARGRET MÖNIG-RAANE*
Deputy Chairperson of
ver.di Vereinte Dienstleistungs-
gewerkschaft,
Berlin
(until June 1, 2006)

**PROF. DR. JUR. DR.-ING. E.H.
HEINRICH VON PIERER**
Chairman of the Supervisory
Board of Siemens AG,
Erlangen

GABRIELE PLATSCHER*
Deutsche Bank Privat- und
Geschäftskunden AG,
Braunschweig

KARIN RUCK*
Deutsche Bank AG,
Bad Soden am Taunus

DR. THEO SIEGERT
Managing Partner of
de Haen Carstanjen & Söhne,
Düsseldorf
(from July 16, 2006)

TILMAN TODENHÖFER
Managing Partner of
Robert Bosch Industrie-
treuhand KG,
Stuttgart

**DIPL.-ING. DR.-ING. E.H.
JÜRGEN WEBER**
Chairman of the Supervisory
Board of Deutsche Lufthansa AG,
Hamburg

DIPL.-ING. ALBRECHT WOESTE
Chairman of the Supervisory
Board and Shareholders'
Committee of Henkel KGaA,
Düsseldorf
(until June 1, 2006)

LEO WUNDERLICH*
Deutsche Bank AG,
Mannheim

* Employees' representative

COMMITTEES

CHAIRMAN'S COMMITTEE

Dr. Clemens Börsig
Chairman
(from May 4, 2006)

Dr. Rolf-E. Breuer
Chairman
(until May 3, 2006)

Heidrun Förster*

Ulrich Hartmann

Ulrich Kaufmann*

MEDIATION COMMITTEE

Dr. Clemens Börsig
Chairman
(from May 4, 2006)

Dr. Rolf-E. Breuer
Chairman
(until May 3, 2006)

Heidrun Förster*

Ulrich Hartmann

Henriette Mark*

AUDIT COMMITTEE

Dr. Karl-Gerhard Eick
Chairman

Dr. Clemens Börsig
(from May 4, 2006)

Dr. Rolf-E. Breuer
(until May 3, 2006)

Heidrun Förster*

Sabine Horn*

Rolf Hunck*

Sir Peter Job

RISK COMMITTEE

Dr. Clemens Börsig
Chairman
(from May 4, 2006)

Dr. Rolf-E. Breuer
Chairman
(until May 3, 2006)

Sir Peter Job

Prof. Dr. Henning Kagermann

Prof. Dr. jur. Dr.-Ing. E.h.
Heinrich von Pierer
Substitute Member

Tilman Todenhöfer
Substitute Member

* Employees' representative

Glossary

ADJUSTED RETURN ON AVERAGE ACTIVE EQUITY
An adjusted measure to make it easier to compare us to our competitors. The principal item for which we adjust our return on equity is the aggregate unrealized gains and losses (including tax effect) in our portfolio of shareholdings in publicly listed industrial companies. We include realized gains and losses (net of tax effect) in active equity from the time those shareholdings are sold and the related gains are employed by our businesses. → Return on average total shareholders' equity (RoE).

ALTERNATIVE ASSETS/INVESTMENTS
Direct investments in → Private equity, venture capital, mezzanine capital, real estate capital investments and investments in leveraged buyout funds, venture capital funds and → Hedge funds.

AMERICAN DEPOSITARY RECEIPTS (ADRs)
Negotiable certificates issued by U.S. banks and representing non-American equities deposited with them. ADRs simplify, reduce the cost of and accelerate trading in the American securities markets.

ASSET-BACKED SECURITIES (ABS)
Particular type of securitized payment receivables in the form of tradable securities. These securities are created by the repackaging of certain financial assets → Securitization.

BIS
Bank for International Settlements domiciled in Basel.

BIS CAPITAL RATIO
Key figure for international banks expressing in % the ratio between their capital and their risk-weighted position for regulatory purposes. The minimum total capital ratio to be complied with is 8 % and the minimum core capital ratio 4 %.

BLACK ECONOMIC EMPOWERMENT
As defined in the broad-based Black Economic Empowerment Act, 2003 means the economic empowerment of all black people through diverse but integrated socio-economic strategies.

BOOKBUILDING
An issuing process where the individual investor's demand is matched with an issuer's specific financing interests with regard to issue price.

BROKER/BROKERAGE
Brokers accept orders to buy and sell securities from banks and private investors and execute them on behalf of the customer. For this activity, the broker usually receives a commission.

BUYOUT
Purchase (in full or in part) of a company or specific corporate activities.

CAPITAL ACCORDING TO BIS
Capital recognized for regulatory purposes according to the Basel Capital Adequacy Accord of 1988 (last amended in January 1996) for international banks.
Total capital consists of:
- core capital or Tier-I capital: primarily share capital, reserves and hybrid capital components,
- supplementary capital or Tier-II capital: primarily participatory capital, long-term subordinated debt, unrealized gains on listed securities and other inherent loss allowances,
- Tier-III capital: mainly short-term subordinated debt and excess Tier-II capital.

Supplementary capital is limited to 100 % of core capital and the amount of long-term subordinated debt that can be recognized as supplementary capital is limited to 50 % of core capital.

CASH FLOW STATEMENT
Calculation and presentation of the cash flow generated or consumed by a company during a financial year as a result of its business, investing and financing activities, and reconciliation of holdings of cash and cash equivalents (cash reserve) at the beginning and end of a financial year.

CASH MANAGEMENT
Refers to the management of liquid assets in dollars, euro and other currencies for companies and financial institutions to optimize financial transactions.

CASH RETURN ON CAPITAL INVESTED (CROCI)
Ratio used by stock analysts to calculate a company's rate of return. CROCI measures a company's return on its total capital invested. Company value can be calculated by comparing a company's CROCI with its cost of capital.

CLEARING
The process of transmitting, reconciling and, in some cases, confirming payment orders.

COACHING
Personalized, tailored developmental intervention aimed at improving an employee's performance (e.g. management competence, communication skills) as a rule with the help of a coach.

COLLATERALIZED DEBT OBLIGATIONS (CDOs)
Collateralized debt obligations (CDOs) are investment vehicles

based on a portfolio of assets that can include bonds, loans or derivatives. They variety of assets means that investors have a good level of security, but CDO ratings vary in accordance with the quality of assets backing the product.

COMMITMENT
A firm's employees have commitment when they identify with their company, its goals and values, are willing to work hard for it and prefer to stay in its employment.

CORPORATE FINANCE
General term for capital market-related, innovative financing services to satisfy special consulting requirements in business with corporate customers.

COST/INCOME RATIO
In general: a ratio expressing a company's cost effectiveness which sets operating expenses in relation to operating income. Here: sum of noninterest expenses as a percentage of the aggregate sum of net interest revenues and noninterest revenues.

CREDIT DEFAULT SWAP
An agreement between two parties whereby one party pays the other a fixed coupon over a specified term. The other party makes no payment unless a specified credit event such as a default occurs, at which time a payment is made and the swap terminates.

CREDIT TRADING
Trading in loan or credit-related products.

CUSTODY
Custody and administration of securities as well as additional securities services.

DEBT PRODUCTS
Tradable instruments representing a liability or claim with respect to assets of one or more private or public sector entities. The phrase also denotes a broader range of instruments including foreign exchange and commodity contracts, the dynamics of which behave in a similar way to debt instruments as such.

DERIVATIVES
Products whose value derives largely from the price, price fluctuations and price expectations of an underlying instrument (e.g. share, bond, foreign exchange or index). Derivatives include → Swaps, → Options and → Futures.

DISTRESSED DEBT
Distressed debt is considered to be any corporate instrument of sub-par value, including bank loans, bonds, performance bonds and guarantees, liquidation claims, trade claims and equity and equity-linked paper.

DJSI
Dow Jones Substainability Indexes are an index family tracking the member companies' ecological and social achievements. Deutsche Bank has been listed in the DJSI World and the DJSI STOXX ever since they were first launched. www.sustainability-index.com

EARNINGS PER SHARE
Key figure determined according to → U.S. GAAP expressing a company's net income in relation to the average number of common shares. Apart from basic earnings per share, diluted earnings per share must also be reported if the conversion and exercise of outstanding stock options, share awards and convertible bonds could increase the number of shares.

EMERGING MARKETS
Expanding markets in developing nations, primarily financial markets.

EQUITY CAPITAL MARKETS (ECM)
Primarily, activities connected with a company's IPO or the placement of new shares. It also covers the privatization of state-owned companies.

EQUITY PRIME SERVICES
Deutsche Bank's Equity Prime Services group provides mainly hedge funds with a range of services adjusted to the needs of the alternative investment community.

EURO COMMERCIAL PAPER PROGRAM
Instrument allowing the flexible issuance of unsecured, short-term debt by an issuer. A program may comprise several bond issues over a period of time.

EURO MEDIUM-TERM NOTES
Flexible bond programs used to issue unsecured debt instruments at different times. Volumes, currencies and maturities (one to ten years) can be adjusted according to financing needs. Euro-MTNs are issued on the Euromarket mainly in U.S. dollars; bank syndicates guarantee the complete placement of each issue.

FAIR VALUE
Amount at which assets or liabilities would be exchanged between knowledgeable, willing and independent counterparties. Fair value is often identical to market price.

FAMILY OFFICE
Financial services which are designed for families with very large and complex sets of assets and which protect customers' interests on the basis of absolute independence through optimal

management and comprehensive coordination of individual wealth components.

FUTURES
Forward contracts standardized with respect to quantity, quality and delivery date, in which an instrument traded on the money, capital, precious metal or foreign exchange markets is to be delivered or taken receipt of at an agreed price at a certain future time. Cash settlement is often stipulated for such contracts (e.g. futures based on equity indices) to meet the obligation (instead of delivery or receipt of securities).

GLOBAL REAL ESTATE OPPORTUNITIES FUND
A closed end opportunistic real estate fund, with a portfolio that comprises real estate properties, equity interests in real estate joint ventures and operating companies, non-performing loan portfolios primarly secured by real estate and unsecured non-performing loan portfolios, located throughout major metropolitan markets in Europe, Asia/Pacific and the Americas.

GLOBAL TRADE FINANCE
Unites the bank's entire Trade Finance and Trade and Risk Services activities. The Business Division covers our export finance and risk hedging business with financial institutions and corporate clients including multinationals, large and expanding corporates, and public sector companies.

GOODWILL
The amount which the buyer of a company pays, taking account of future earnings, over and above the → Fair value of the company's individually identifiable assets and liabilities.

HEDGE FUND
A fund whose investors are generally institutions and wealthy individuals. Hedge funds can employ strategies which mutual funds are not permitted to use. Examples include short selling, leveraging and → Derivatives. Hedge fund returns are often uncorrelated with traditional investment returns.

IFRS
INTERNATIONAL FINANCIAL REPORTING STANDARDS/PREVIOUSLY IAS (INTERNATIONAL ACCOUNTING STANDARDS)
Financial Reporting Rules of the International Accounting Standards Board to ensure globally transparent and comparable accounting and disclosure. Main objective is to present information that is useful in making economic decisions, mainly for investors.

INVESTMENT & FINANCIAL CENTERS
Investment & Financial Centers are our modern branches where we offer private and business clients our full range of products and advisory services from one source and under one roof.

INVESTMENT BANKING
Generic term for capital market-oriented business. This includes primarily the issuing and trading of securities and their → Derivatives, interest and currency management, → Corporate finance, M&A advisory, structured finance and → Private equity.

INVESTOR RELATIONS
Investor relations describes the systematic and continuous two-way communication between companies and both current and potential providers of capital. Information is supplied on major corporate events, financial results, business strategy and the capital market's expectations of management. One objective of investor relations activities is to ensure that a company's equity is appropriately valued by the market.

LATE STAGE PRIVATE EQUITY
Investments in unlisted companies which belong to the category of "more mature" corporate investment opportunities in terms of age and positive cash flow.

LEVERAGED BUYOUT
Debt-financed purchase of all or part of a company or specific activities of a company. Debt and redemption payments are financed from the acquired company's future revenues.

LONGEVITY RISK
The risk to which a pension fund could be exposed as a result of higher than expected payout ratios.

MANAGEMENT BUYOUT
Purchase of a company's entire outstanding shares by its management, thereby ending the company's listing.

MASTER-KAG
Integration of all assets of an institutional investor into one legal vehicle (Spezialfonds) administered by a German Investment Company (KAG) in order to centralize and streamline accounting, reporting and risk management.

MEZZANINE
Flexible, mixed form of financing comprising equity and debt capital. Here: long-term subordinated financing instrument used to finance growth while at the same time strengthening the borrower's economic equity capital base.

MORTGAGE-BACKED SECURITIES (MBS)
Mortgage-backed securities are securities backed by mortgage loans.

OPTION
Right to purchase (call option) or sell (put option) a specific asset (e.g. security or foreign exchange) from or to a counterparty (option seller) at a predetermined price on or before a specific future date.

OTC DERIVATIVES
Nonstandardized financial instruments (→ Derivatives) not traded on a stock exchange, but directly between market participants (over the counter).

PERFORMANCE MANAGEMENT PROCESS
The performance management process facilitates the agreement of targets with our members of staff and the appraisal of their performance. It ensures that the targets agreed with our people accord with the bank's business objectives and that our employees receive continuous feedback on the current status of their performance. In this way, it offers a comprehensive and transparent basis for career planning and for decisions on promotion and compensation.

PORTFOLIO
In general: part or all of one or all categories of asset (e.g. securities, loans, equity investments or real estate). Portfolios are formed primarily to diversify risk.
Here: combination of similar transactions, especially in securities and/or → Derivatives, under price risk considerations.

PORTFOLIO MANAGEMENT
Management and administration of a → Portfolio of securities for a client. This can involve the continual review of the portfolio and, if agreed with the client, purchases and sales

PRINCIPAL-PROTECTED FUND OF FUNDS
A pooled investment vehicle that invests in private equity funds and unconditionally guarantees repayment of principal.

PRIVATE EQUITY
Equity investment in non-listed companies. Examples are venture capital and buyout funds.

PUBLIC PRIVATE PARTNERSHIP (PPP)
Aimed at increasing the efficiency of infrastructure projects by means of a long-term collaboration between the public sector and private investors.

QUANTITATIVE INVESTMENTS
→ Portfolios of equities, bonds as well as → Hedge funds. Portfolios are managed in a systematic and regulated framework applying fundamental investment principles. The choice of investment is determined by the processing of large data volumes for which quantitative methods and techniques are applied.

RATING
External: standardized evaluation of issuers' credit standing and debt instruments, carried out by specialized agencies.
Internal: detailed risk assessment of every → Exposure associated with an obligor.

REGISTERED SHARES
Shares registered in a person's name. As required under joint stock company law, that person is registered in the share register with several personal details and the number of shares owned. Only those persons entered in the share register are deemed to be shareholders of the company and are entitled, for instance, to exercise rights at the General Meeting.

REPO
An agreement to repurchase securities sold (genuine repurchase agreement where the asset remains the seller's property). From the buyer's viewpoint, the transaction is a reverse repo.

RETURN ON AVERAGE TOTAL SHAREHOLDERS' EQUITY (ROE)
In general: ratio showing the income situation of a company, setting profit (net income) in relation to capital employed.
Here: net income as a percentage of average capital employed over the year → Adjusted return on average active equity.

SARBANES-OXLEY ACT (SOX)
U.S. capital market law passed in 2002 to strengthen corporate governance and restore investor confidence in response to major corporate and accounting scandals. Legislation establishes new or enhanced standards ranging from additional Corporate Board responsibilities to criminal penalties for all companies that have listed their shares on a U.S. stock exchange.

SECURITIZATION
In general: rights evidenced by securities (e.g. shares or bonds).
Here: replacing loans or financing various kinds of claims by issuing securities (such as bonds or commercial paper).

SHAREHOLDER VALUE
Management concept that focuses strategic and operational decisionmaking on the steady growth of a company's value. The guiding

principle is that only returns above the cost of capital add value for shareholders.

SINGLE-MANAGER HEDGE FUND
A hedge fund that invests directly in securities and financial instruments to follow a particular investment strategy.

SPECIALTY FIXED INCOME
Investment in high-yield bonds and structured fixed income products like → CDOs.

SUSTAINABILITY
Denotes the interplay of economy, ecology and social responsibility with the objective of sustainably advancing the basis for human life while preparing it for the future.

SWAPS
In general: exchange of one payment flow for another.
Interest rate swap: exchange of interest payment flows in the same currency with different terms and conditions (e.g. fixed or floating).
Currency swap: exchange of interest payment flows and principal amounts in different currencies.

TRADING REVENUES
Balance of realized and unrealized gains and losses on the positions held in the trading portfolio and net interest revenues on → Derivatives held for trading purposes. Trading generally reflects frequent buying and selling, i.e. the positions are taken with the objective of generating profits on short-term differences in price.

TRUST & SECURITIES SERVICES
Broad range of administrative services for securities. They include, for example, securities custody, trust administration, issuing and paying agent services, depositary bank function for → American Depositary Receipts (ADRs).

U.S. GAAP (UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES)
U.S. accounting principles drawn up by the Financial Accounting Standards Board (FASB) and the American Institute of Certified Public Accountants (AICPA). In addition, the interpretations and explanations furnished by the Securities and Exchange Commission (SEC) are particularly relevant for companies listed on the stock exchange. As in the case of IAS/IFRS the main objective is to provide decision-useful information, especially for investors.

U.S. REIT FUNDS
A Real Estate Investment Trust, or REIT, is a company that owns, and in most cases, operates income-producing real estate. Some REITs finance real estate. To be a REIT, a company must distribute at least 90% of its taxable income to shareholders annually in the form of dividends. A U.S. REIT fund is a mutual fund that invests in exchange-traded REITs.

Imprint/Publications

Deutsche Bank Aktiengesellschaft
Taunusanlage 12
60262 Frankfurt am Main
Germany
Telephone: +49 69 9 10-00
deutsche.bank@db.com

Investor Relations:
+49 69 9 10-3 80 80
db.ir@db.com

Annual Review 2006
and Financial Report 2006
on the Internet:
www.deutsche-bank.com/06

Photos
Wolfgang von Brauchitsch, Bonn
pages 02 and 58
Andreas Pohlmann, Munich
pages 06 // 07
Albrecht Fuchs, Cologne
pages 08 // 09, 22 // 23, 46 // 47,
54 // 55 and cover

This report is climate neutral. The amount of greenhouse gas emissions caused by production and distribution (66 t CO_2 equivalents) has been offset by investing in a climate protection project in India.

FSC Will be updated

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations. Any statement in this presentation that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our management agenda, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of 27 March 2007 in the section "Risk Factors". Copies of this document are available upon request or can be downloaded from www.deutsche-bank.com/ir.

WE WILL BE HAPPY TO SEND YOU THE FOLLOWING PUBLICATIONS RELATING TO THE FINANCIAL STATEMENTS:

Please note that Deutsche Bank Group's annual report consists of two separate sections: Annual Review 2006 and Financial Report 2006.

Annual Review 2006
(German and English)

Financial Report 2006
(German and English)

Annual Report 2006 on Form 20-F
(in English)

Annual Financial Statements and Management Report of Deutsche Bank AG 2006
(German and English)

List of Mandates 2006
(German and English)

List of Shareholdings 2006
(German and English)

List of Advisory Council Members
(German)

Corporate Social Responsibility – Report 2006
(from May 2007 in German and English)

HOW TO ORDER:
by e-mail to
service-center@bertelsmann.de

on the Internet at
www.deutsche-bank.com/06

by fax to +49 18 05 0 70 808

by phone to +49 18 05 802 200

by post from
arvato logistics services
Bestellservice Deutsche Bank
Gottlieb-Daimler-Straße 1
33428 Harsewinkel
Germany

Market boundaries are tumbling, facilitating the free movement of goods and services, liquidity and capital and the best talents. This process is irreversible. And positive, because we can learn a lot from this: different countries, different environments and different needs for financial services. The potential here for Deutsche Bank is enormous. The player who reacts quickly with the right products, at the right price and on the right terms will win the business. That's true today and will stay true in future. //

The Deutsche Bank Share

Useful information on the Deutsche Bank share

2006	
Change in total return[1]	27.39%
Share in equities trading (Xetra and Frankfurt Floor Trading)	7.8%
Average daily trading volume[2]	4.2 million shares

As of December 31, 2006	
Issued shares	524,768,009
Outstanding shares	498,650,274
Share capital	€ 1,343,406,103.04
Market capitalization	€ 53.18 billion
Share price[3]	€ 101.34
Weighting in the DAX	7.7%
Weighting in the Dow Jones STOXX 50	1.6%

Securities identification codes

Deutsche Börse		New York Stock Exchange	
Type of issue	Registered share	Type of issue	Global Registered Share
Symbol	DBK	Currency	U.S.$
WKN	514 000	Symbol	DB
ISIN	DE0005140008	CINS	D 18190898
Reuters	DBKGn.DE	Bloomberg	DBK GR

[1] Share price based on Xetra.
[2] Orderbook statistics (Xetra).
[3] Xetra – closing price.

Close to our clients


New York
London
Frankfurt
Singapore
Tokyo
Regional major hubs
Branch and / or subsidiary
Representative offices (only)
Branch business with Private & Business Clients

Financial Calendar

2007	
May 8, 2007	Interim Report as of March 31, 2007
May 24, 2007	Annual General Meeting in the Festhalle Frankfurt am Main (Exhibition Center)
May 25, 2007	Dividend payment
Aug 1, 2007	Interim Report as of June 30, 2007
Oct 31, 2007	Interim Report as of September 30, 2007

2008	
Feb 7, 2008	Preliminary results for the 2007 financial year
Mar 26, 2008	Annual Report 2007 and Form 20-F
Apr 29, 2008	Interim Report as of March 31, 2008
May 29, 2008	Annual General Meeting in the Festhalle Frankfurt am Main (Exhibition Center)
May 30, 2008	Dividend payment
Jul 31, 2008	Interim Report as of June 30, 2008
Oct 30, 2008	Interim Report as of September 30, 2008

NEW MARKETS, NEW OPPORTUNITIES

Deutsche Bank is part of a rapidly changing world. This requires multicultural communication with many people and companies around the globe. The ability to engage in dialogue and the readiness to accept what is new are qualities which are crucial to understanding the demands of new markets.

Deutsche Bank is committed to serving the interests of all our stakeholders: our shareholders, our customers, our staff, and society. For the Annual Review 2006, we talked to representatives of our stakeholders about our theme for this year, "New Markets, New Opportunities": Ms. Sofia Nevrokoplis, Fortis Investments, Portfolio Manager / Equity Analyst – European Financials, Paris; Ms. Zellah Fuphe, Managing Director and CEO, Worldwide African Investment Holdings, Johannesburg; Mr. Carlos Alvarez, Deutsche Bank Securities Inc., Global Banking, New York and Professor Muhammad Yunus, Nobel Peace Prize Laureate 2006 and founder of Grameen Bank, Dhaka.

Financial Report 2006

Deutsche Bank

Deutsche Bank

THE GROUP AT A GLANCE

	2006	2005
Share price at period end	€ 101.34	€ 81.90
Share price high	€ 103.29	€ 85.00
Share price low	€ 80.74	€ 60.90
Dividend per share (proposed for 2006)	€ 4.00	€ 2.50
Basic earnings per share	€ 13.31	€ 7.62
Diluted earnings per share[1]	€ 11.55	€ 6.95
Average shares outstanding, in m., basic	450	463
Average shares outstanding, in m., diluted	511	509
Return on average total shareholders' equity (post-tax)	19.5 %	12.5 %
Adjusted return on average active equity (post-tax)[2, 3]	22.2 %	16.2 %
Pre-tax return on average total shareholders' equity	26.4 %	21.7 %
Pre-tax return on average active equity[3]	30.4 %	24.3 %
Cost/income ratio[4]	70.2 %	74.7 %
	in € m.	in € m.
Total revenues	28,338	25,640
Provision for loan losses	330	374
Total noninterest expenses	19,883	19,154
Income before income tax expense and cumulative effect of accounting changes	8,125	6,112
Net income	5,986	3,529
	Dec 31, 2006 in € bn.	Dec 31, 2005 in € bn.
Total assets	1,126	992
Loans, net	168	151
Shareholders' equity	32.8	29.9
BIS core capital ratio (Tier I)	8.9 %	8.7 %
	Number	Number
Branches	1,717	1,588
thereof in Germany	934	836
Employees (full-time equivalent)	68,849	63,427
thereof in Germany	26,401	26,336
Long-term rating		
Moody's Investors Service, New York	Aa3	Aa3
Standard & Poor's, New York	AA–	AA–
Fitch Ratings, New York	AA–	AA–

1 Including effect of dilutive derivatives, net of tax.

2 Net income of € 5,986 million for 2006 and € 3,529 million for 2005 is adjusted for the reversal of 1999/2000 credits for tax rate changes of € (1) million for 2006 and € 544 million for 2005, and cumulative effect of accounting changes, net of tax of € 46 million for 2006.

3 We calculate this adjusted measure of our return on average total shareholders' equity to make it easier to compare us to our competitors. We refer to this adjusted measure as our "return on average active equity". However, this is not a measure of performance under U.S. GAAP and you should not compare our ratio to other companies' ratios without considering the differences in calculation of the ratios. The items for which we adjust the average shareholders' equity of € 30,765 million for 2006 and € 28,201 million for 2005 are the average unrealized net gains on securities available for sale, net of applicable tax effects of € 2,382 million for 2006 and € 2,023 million for 2005 and the average dividends of € 1,615 million for 2006 and € 1,048 million for 2005. The dividend is paid once a year following its approval by the general shareholders' meeting.

4 Noninterest expenses as a percentage of net interest revenues before provision for loan losses plus noninterest revenues.

Due to rounding, numbers presented throughout this document may not add up precisely to the totals we provide and percentages may not precisely reflect the absolute figures.

Management Report

The following discussion and analysis should be read in conjunction with the consolidated financial statements and the related notes to them. Our consolidated financial statements for the years ended December 31, 2006 and 2005 have been audited by KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft that issued an unqualified opinion.

BUSINESS AND OPERATING ENVIRONMENT

OUR ORGANIZATION

Headquartered in Frankfurt am Main, Germany, we are the largest bank in Germany, and one of the largest financial institutions in Europe and the world, as measured by total assets of € 1,126 billion as of December 31, 2006. As of that date, we employed 68,849 people on a full-time equivalent basis, operating in 73 countries out of 1,717 facilities worldwide, of which 54 % were in Germany. We offer a wide variety of investment, financial and related products and services to private individuals, corporate entities and institutional clients around the world.

We are organized into three group divisions, two of which are further sub-divided into corporate divisions. As of December 31, 2006, our group divisions were:

- The Corporate and Investment Bank (CIB), comprising two corporate divisions:
  - Corporate Banking & Securities (CB&S)
  - Global Transaction Banking (GTB)
- Private Clients and Asset Management (PCAM), comprising two corporate divisions:
  - Asset and Wealth Management (AWM)
  - Private & Business Clients (PBC)
- Corporate Investments (CI)

In addition, we have organized our internal service providers into an infrastructure group, which also includes the Corporate Center, and we created a regional management function that covers regional responsibilities worldwide.

ECONOMIC ENVIRONMENT IN 2006

The global economy expanded by another 5 % in the past year, which means that growth remained well above its long-term average. About half of the increase in real global GDP was generated in China and the United States, where the growth rates were 10.7 % and 3.4 % respectively. In Japan the growth rate remained at just over 2 %, whereas real GDP growth in the eurozone nearly doubled to 2.7 %. Germany managed to keep up with its neighbors' growth rates, helped by exceptional factors, in particular the bringing-forward of purchases to beat the increase in value-added tax (VAT). Real German GDP also grew 2.7 % in 2006. In previous years Germany's growth rates still lagged well behind those of other EMU countries. Capital markets remained benign overall during 2006, although global monetary policy became tighter. The U.S. Federal Reserve hiked its key rates by a further 200 basis points to 5.25 %. The European Central Bank stepped up the rate-hike campaign embarked upon in late 2005 by raising key rates 100 basis points to 3.5 %. The Japanese Central Bank also ended its extremely loose monetary policy by implementing its first rate hike to 0.25 %. Equity markets also continued to flourish in 2006. The DAX gained 22 % in the past year. The Dow Jones rose 16 %. The Nikkei Index gained just 7 %; this came, however, after a 40 % increase in 2005.

In 2006, the banks even achieved another substantial increase in profits from the previous year's record highs. This was attributable mainly to the particularly benign capital market environment and still accommodative monetary policy. Thanks to the ongoing rally in the international financial markets and the absence of negative shocks, commissions and trading revenues reached new all-time highs. Interest income, by contrast, remained as weak as in the preceding year, so non-interest revenue components continued to gain in relative importance for the banks. Under the pressure of rising interest rates in the major industrialized countries, mortgage lending – a segment with hitherto highly dynamic growth – started to lose momentum in a number of markets even though the US-led interest cycle began to turn. Consumer credit business, however, expanded further, benefiting from the optimistic outlook of households as a result of the favorable macroeconomic situation. The pronounced increase in investment in the European corporate sector, and especially in Germany, as well as high M&A intensity helped the banks to expand corporate lending markedly. Despite strong demand, fierce competition still prevented a widening of the tight margins, though. In the course of the year, risk provisioning rose considerably from historically very low levels but, in keeping with low default rates, remained limited. At the same time, after several years of strict cost control and conservative capital management, many banks have been aiming at stronger growth again, in the form of both organic growth and M&A activity. Consequently, consolidation in the European banking sector and in the USA has continued via cross-border and national mergers. All in all, however, the rise in costs triggered by higher investment and moderate hiring was outstripped by the rise in revenues.

EXECUTIVE SUMMARY

In 2006, we reaped the benefits of this generally favorable environment. We believe that we reaped these benefits because our business model has become more efficient, we hold leading positions in key businesses and we possess a global network. We also profited because we maintained a leading position in our home market, Germany. We generated higher revenues in most business areas, which combined with performance-related expense growth, decreased loan loss provisions and lower tax expenses, resulted in a significant increase in profitability.

Income before income tax expense increased from € 6.1 billion in 2005 to € 8.1 billion in 2006. These results included restructuring charges related to the Business Realignment Program of € 192 million in 2006 and € 767 million in 2005. We reported a pre-tax return on average active equity of 30 % in 2006, a substantial improvement over 24 % in 2005 (pre-tax return on average total shareholders' equity was 26 % and 22 %, for 2006 and 2005, respectively). Net income for 2006 increased by 70 % to € 6.0 billion compared to € 3.5 billion in 2005. Results in 2006 included € 355 million of corporate tax credits due to changes, in 2006, in the German corporate income tax law. Diluted earnings per share grew significantly by 66 % to € 11.55.

Compared to 2005, total net revenues excluding the provision for loan losses increased by € 2.7 billion, or 11 %, to € 28.3 billion in 2006. Net interest and trading revenues were up € 918 million, or 15 %, and € 818 million, or 11 %, respectively. This growth was primarily attributable to the record performance of our Sales & Trading businesses, which achieved total revenues (net interest, trading, fee and other revenues) of € 13.1 billion, up 23 % from the previous year. Most of our businesses performed very strongly, driven by innovative, "intellectual capital" businesses. Commission and fee revenues improved by € 1.5 billion to € 11.5 billion in 2006, driven by strong results in our origination/advisory, investment management and transaction service businesses. Revenues from our portfolio of securities available for sale declined significantly compared to 2005, mainly due to prior year gains from the reduction of our stake in DaimlerChrysler AG.

Our total noninterest expenses were € 19.9 billion in 2006 compared to € 19.2 billion in 2005. This increase was primarily attributable to higher performance-related bonuses, in line with strong business results, and continued investments in growth businesses. Partly offsetting the increase was a decline of € 575 million in restructuring charges to € 192 million in 2006.

In 2006, the provision for loan losses was € 330 million compared to € 374 million in 2005. The level in 2006 reflected the continuation of our growth strategy in the consumer lending business, more than offset by releases and recoveries from successful workout activities. At the end of 2006, problem loans were € 3.3 billion, down 15 % from € 3.9 billion at the end of 2005, reflecting the quality of our loan book, tight credit risk management, the positive results of workout processes and the overall benign credit environment.

The following table presents our condensed consolidated statement of income for 2006 and 2005.

			2006 increase (decrease) from 2005	
in € m.	2006	2005	in €	in %
Net interest revenues	6,919	6,001	918	15
Provision for loan losses	330	374	(44)	(12)
Net interest revenues after provision for loan losses	**6,589**	**5,627**	**962**	**17**
Commissions and fee revenues	11,544	10,089	1,455	14
Trading revenues, net	8,247	7,429	818	11
Net gains on securities available for sale	407	1,055	(648)	(61)
Net income (loss) from equity method investments	512	418	94	22
Other noninterest revenues	709	648	61	9
Total noninterest revenues	**21,419**	**19,639**	**1,780**	**9**
Total net revenues	**28,008**	**25,266**	**2,742**	**11**
Compensation and benefits	12,649	10,993	1,656	15
Goodwill impairment/impairment of intangibles	31	–	31	N/M
Restructuring activities	192	767	(575)	(75)
Other noninterest expenses	7,011	7,394	(383)	(5)
Total noninterest expenses	**19,883**	**19,154**	**729**	**4**
Income before income tax expense and cumulative effect of accounting changes	**8,125**	**6,112**	**2,013**	**33**
Income tax expense	2,186	2,039	147	7
Effect from the reversal of 1999/2000 credits for tax rate changes	(1)	544	(545)	N/M
Income before cumulative effect of accounting changes, net of tax	**5,940**	**3,529**	**2,411**	**68**
Cumulative effect of accounting changes, net of tax	46	–	46	N/M
Net income	**5,986**	**3,529**	**2,457**	**70**

N/M – Not meaningful

Our net income included the effects of reversing income tax credits related to 1999 and 2000 tax law changes, as described in "Effects of 1999/2000 German Tax Reform Legislation and Accounting for Income Taxes" and the cumulative effect of accounting changes as described in Note [2] to our consolidated financial statements. The following table shows our net income excluding these effects.

in € m. (except per share amounts)	2006	Per share (basic)	Per share (diluted)	2005	Per share (basic)	Per share (diluted)
Net income	**5,986**	**13.31**	**11.55**	**3,529**	**7.62**	**6.95**
Add (deduct):						
Reversal of 1999/2000 credits for tax rate changes	(1)	–	–	544	1.18	1.07
Cumulative effect of accounting changes, net of tax	(46)	(0.10)	(0.09)	–	–	–
Net income before reversal of 1999/2000 credits for tax rate changes and cumulative effect of accounting changes, net of tax	**5,939**	**13.20**	**11.46**	**4,073**	**8.80**	**8.02**

Net income above included pre-tax gains of € 10 million in 2006, € 750 million in 2005 and € 140 million in 2004 on sales of securities that generated the reversal of the 1999/2000 credits for tax rate changes.

EFFECTS OF 1999/2000 GERMAN TAX REFORM LEGISLATION AND ACCOUNTING FOR INCOME TAXES

The German Tax Reform Act stipulated that profits on the sale of shareholdings in German corporations were exempt from tax beginning January 1, 2002. For our consolidated financial statements for 2000, this meant that the respective deferred tax liability formed in connection with the unrealized gains from equity securities available for sale accumulated in other comprehensive income (OCI) had to be released as a credit in the tax line of the income statement although the gains were still unrealized since the securities were not yet sold.

The release of the deferred tax liability through the income statement did not affect the offset amount in OCI. It remains fixed in the amount determined at the date of the release of the deferred tax liability until such time as the securities are sold.

The following table presents the level of unrealized gains and related effects for available for sale equity securities of DB Investor, which holds most of our industrial holdings.

in € bn.	2006	2005	2004	2003	2002
Market value	4.8	4.1	5.4	6.3	5.3
Cost	2.2	2.2	4.0	4.6	5.0
Unrealized gains in other comprehensive income	**2.6**	**1.9**	**1.4**	**1.7**	**0.3**
Less: deferred tax relating to 1999 and 2000 tax rate changes in Germany	2.1	2.1	2.7	2.8	2.9
Other comprehensive income (loss), net	**0.5**	**(0.2)**	**(1.3)**	**(1.1)**	**(2.6)**

As a consequence, the accounting for income tax rate changes related to eligible equity securities may result in significant impacts on our results of operations in periods in which we sell these securities. This effect is illustrated in the years 2002 to 2006, when we sold portions of our eligible equity securities. The gains resulting from most of these sales were not subject to tax. We reversed the deferred taxes which had accumulated in other comprehensive income, through December 31, 2000, in respect of these securities. We recognized these reversals as tax benefit of € 1 million in 2006, and as tax expense of € 544 million in 2005, € 120 million in 2004, € 215 million in 2003 and € 2.8 billion in 2002.

The only tax payable is on 5 % of any gain as a result of the 2004 Tax Reform Act which was enacted in December 2003. Under the Act, effective starting in 2004, corporations effectively became subject to tax on 5 % of capital gains from the disposal of foreign and domestic shareholdings irrespective of holding percentage and holding period; losses from a shareholding disposal continue to be non-tax deductible.

Neither the initial release of the deferred tax liability nor the unrealized gains and losses from securities available for sale are included in regulatory core capital or in the calculation of our adjusted return on equity. The entire procedure is a U.S. GAAP specific accounting requirement. We believe that the economic effects of the tax rate changes are not appropriately reflected in the individual periods up to and including the period of the sale.

For more information on this accounting method, see the respective section of our Form 20-F filed March 27, 2007.

OPERATING RESULTS

You should read the following discussion and analysis in conjunction with the consolidated financial statements.

NET INTEREST REVENUES

The following table sets forth data related to our net interest revenues.

			2006 increase (decrease) from 2005	
in € m. (except percentages)	2006	2005	in €	in %
Total interest revenues	55,217	41,708	13,509	32
Total interest expenses	48,298	35,707	12,591	35
Net interest revenues	**6,919**	**6,001**	**918**	**15**
Average interest-earning assets[1]	978,849	866,750	112,099	13
Average interest-bearing liabilities[1]	909,435	809,321	100,114	12
Gross interest yield[2]	5.64 %	4.81 %	0.83 ppt	17
Gross interest rate paid[3]	5.31 %	4.41 %	0.90 ppt	20
Net interest spread[4]	0.33 %	0.40 %	(0.07) ppt	(18)
Net interest margin[5]	0.71 %	0.69 %	0.01 ppt	2

ppt – Percentage points

1 Average balances for each year are calculated based upon month-end balances.

2 Gross interest yield is the average interest rate earned on our average interest-earning assets.

3 Gross interest rate paid is the average interest rate paid on our average interest-bearing liabilities.

4 Net interest spread is the difference between the average interest rate earned on average interest-earning assets and the average interest rate paid on average interest-bearing liabilities.

5 Net interest margin is net interest revenues expressed as a percentage of average interest-earning assets.

Net interest revenues in 2006 were € 6.9 billion, an increase of € 918 million from 2005. Average interest-bearing volumes of assets and liabilities increased by € 112.1 billion and € 100.1 billion respectively, the overall net interest spread narrowed by seven basis points and our net interest margin increased by one basis point. Much of the increase in net interest revenues was related to Sales & Trading (equity) activity and was largely offset by decreased trading revenues from related activity. Interest revenues from loans increased along with rising interest rates and expansions of our average loans outstanding year-on-year. Our overall funding costs rose by 90 basis points due primarily to the higher interest rates in the U.S. and the Euro zone, in line with rate decisions of the Federal Reserve and the European Central Bank.

The development of our net interest revenues is also impacted by the accounting treatment of some of our hedging-related derivative transactions. We enter into nontrading derivative transactions primarily as economic hedges of the interest rate risks of our nontrading interest-earning assets and interest-bearing liabilities. Some of these derivatives qualify as hedges for accounting purposes while others do not. When derivative transactions qualify as hedges for accounting purposes, the interest arising from the derivatives is reported in interest revenues and expense, where it offsets interest flows from the hedged items. When derivatives do not qualify for hedge accounting treatment, the interest flows that arise from those derivatives will appear in trading revenues.

TRADING REVENUES, NET

The following table sets forth data related to our trading revenues.

			2006 increase (decrease) from 2005	
in € m. (except percentages)	2006	2005	in €	in %
CIB – Sales & Trading (equity)	2,577	3,273	(696)	(21)
CIB – Sales & Trading (debt and other products)	5,747	3,726	2,021	54
Other trading revenues	(77)	430	(507)	N/M
Total trading revenues, net	**8,247**	**7,429**	**818**	**11**

N/M – Not meaningful

Trading revenues from CIB – Sales & Trading (equity) decreased by € 696 million; as mentioned previously this decrease was more than offset by higher net interest revenues. The significant increase in Sales & Trading (debt & other products) reflected in particular the strong performances in rates and credit trading and emerging markets. The decrease in other trading revenues was driven by mark-to-market losses from credit default swaps used to hedge our investment-grade loan exposure in 2006 compared to gains in 2005.

Our trading and risk management businesses include significant activities in interest rate instruments and related derivatives. Under U.S. GAAP, interest revenues earned from trading assets (e.g., coupon and dividend income), and the costs of funding net trading positions are part of net interest revenues. Our trading activities can periodically shift revenues between trading revenues and interest revenues, depending on a variety of factors, including risk management strategies. In order to provide a more business-focused commentary, we discuss the combined net interest and trading revenues by group division and by product within the Corporate and Investment Bank, rather than by type of revenues generated.

The following table sets forth data relating to our combined net interest and trading revenues by group division and product within the Corporate and Investment Bank.

in € m.	2006	2005	2006 increase (decrease) from 2005 in €	in %
Net interest revenues	6,919	6,001	918	15
Trading revenues, net	8,247	7,429	818	11
Total net interest and trading revenues	**15,166**	**13,430**	**1,736**	**13**
Breakdown by Group Division/CIB product[1]:				
Sales & Trading (equity)	2,739	2,465	273	11
Sales & Trading (debt and other products)	8,027	6,434	1,593	25
Total Sales & Trading	10,765	8,899	1,866	21
Loan products[2]	345	764	(419)	(55)
Transaction services	1,074	915	159	17
Remaining products[3]	(38)	(20)	(18)	90
Total Corporate and Investment Bank	12,147	10,558	1,589	15
Private Clients and Asset Management	2,955	2,818	137	5
Corporate Investments	(16)	37	(53)	N/M
Consolidation & Adjustments	80	17	63	N/M
Total net interest and trading revenues	**15,166**	**13,430**	**1,736**	**13**

N/M – Not meaningful

1 Note that this breakdown reflects net interest and trading revenues only. For a discussion of the group divisions' total revenues by product please refer to "Results of Operations by Segment".

2 Includes the traditional net interest spread on loans as well as the results of credit default swaps used to hedge our investment-grade loan exposure.

3 Includes origination, advisory and other products.

CORPORATE AND INVESTMENT BANK (CIB). The significant increase in combined net interest and trading revenues from sales and trading products of 21 % to € 10.8 billion reflected large increases across the Sales & Trading (debt & other products) platform, with particularly strong performances in rates and credit trading. Significant improvements in Sales & Trading (equity) also contributed to the increases. In Loan products, combined net interest and trading revenues declined by € 419 million primarily due to mark-to-market losses on credit risk hedge positions in 2006 compared to gains in 2005. The increase of € 159 million in Transaction services was due to higher interest revenues from Cash Management products and from Trust & Securities Services.

PRIVATE CLIENTS AND ASSET MANAGEMENT (PCAM). Combined net interest and trading revenues were € 3.0 billion in 2006, an increase of € 137 million, or 5 %, compared to 2005, mainly due to higher loan volumes and to improved deposit margins.

CORPORATE INVESTMENTS (CI). Results include the cost of carrying CI's investment portfolio. The decrease of € 53 million to a loss of € 16 million included lower dividend income from our smaller industrial holdings portfolio.

PROVISION FOR LOAN LOSSES

Our provision for loan losses in 2006 was € 330 million, down € 44 million, or 12 %, from the prior year, reflecting tight credit risk management, positive results of workout processes and the overall benign credit environment. In 2006, our loan loss provision was principally driven by our smaller-balance standardized homogeneous loan portfolio.

For further information on the provision for loan losses see our Risk Report.

NONINTEREST REVENUES, EXCLUDING TRADING REVENUES

in € m.	2006	2005	2006 increase (decrease) from 2005 in €	in %
Commissions and fee revenues[1]	11,544	10,089	1,455	14
Net gains on securities available for sale	407	1,055	(648)	(61)
Net income from equity method investments	512	418	94	22
Other noninterest revenues	709	648	61	9
Total noninterest revenues, excluding trading revenues	**13,172**	**12,210**	**962**	**8**

N/M – Not meaningful

1 Includes:

	2006	2005	in €	in %
Commissions and fees from fiduciary activities:				
Commissions for administration	440	396	44	11
Commissions for assets under management	3,363	3,009	354	12
Commissions for other securities business	192	151	41	27
Total	**3,995**	**3,556**	**439**	**12**
Commissions, broker's fees, markups on securities underwriting and other securities activities:				
Underwriting and advisory fees	2,629	2,059	570	28
Brokerage fees	2,390	1,998	392	20
Total	**5,019**	**4,057**	**962**	**24**
Fees for other customer services	2,530	2,476	54	2
Total commissions and fee revenues	**11,544**	**10,089**	**1,455**	**14**

COMMISSIONS AND FEE REVENUES. Total 2006 commissions and fee revenues were € 11.5 billion, an increase of € 1.5 billion compared with 2005. The increase of € 439 million in commissions and fees from fiduciary activities mainly resulted from higher performance fees in AWM's Real Estate business. Underwriting and advisory fees increased by € 570 million, mainly attributable to CIB's Corporate Finance business. Brokerage fees were up € 392 million with Equities in CIB having the most significant impact.

NET GAINS ON SECURITIES AVAILABLE FOR SALE. Total net gains on securities available for sale were € 407 million in 2006, down € 648 million compared to 2005. The 2006 result was mainly attributable to CIB's sales & trading areas as well as to net gains in CI, of which the most significant was a gain of € 92 million related to selling part of our investment in Linde AG. Results in 2005 included € 666 million gains from the reduction of our stake in DaimlerChrysler AG. Additionally, the gains from the disposal of our interest in Südzucker AG and from the partial disposal of HCL Technologies Ltd. contributed to the 2005 results.

NET INCOME FROM EQUITY METHOD INVESTMENTS. Net income from our equity method investments was € 512 million and € 418 million in 2006 and 2005, respectively. The key contributors in 2006 were equity method investments in CI and CIB's sales & trading areas, and disposal gains from our real estate investments in AWM. In 2005, the profit was also mainly driven by CI and CIB's sales & trading areas. Significantly impacting CI's equity method income in both years was the disposal of our investment in EUROHYPO AG with sales gains of € 85 million and € 44 million in 2006 and 2005, respectively.

OTHER NONINTEREST REVENUES. Total other noninterest revenues were € 709 million in 2006, an increase of € 61 million compared to 2005. The improvement resulted from higher net gains from loans held for sale and the receipt of € 125 million from the settlement of insurance claims, in respect of business interruption losses and costs related to the terrorist attacks of September 11, 2001 in the United States. These factors were partly offset by several decreasing items, such as lower results from qualifying hedges and a decline in both net gains related to premises and businesses sold.

NONINTEREST EXPENSES

The following table sets forth information on our noninterest expenses.

in € m.	2006	2005	2006 increase (decrease) from 2005 in €	in %
Compensation and benefits	12,649	10,993	1,656	15
Other noninterest expenses[1]	7,011	7,394	(383)	(5)
Goodwill impairment/impairment of intangibles	31	–	31	N/M
Restructuring activities	192	767	(575)	(75)
Total noninterest expenses	**19,883**	**19,154**	729	4

N/M – Not meaningful

1 Includes:

	2006	2005	in €	in %
Net occupancy expense of premises	1,020	1,014	6	1
Furniture and equipment	157	169	(12)	(7)
IT costs	1,586	1,539	47	3
Agency and other professional service fees	1,202	895	307	34
Communication and data services	634	599	35	6
Other expenses	2,412	3,178	(766)	(24)
Total other noninterest expenses	7,011	7,394	(383)	(5)

COMPENSATION AND BENEFITS. The increase of € 1.7 billion in 2006 compared to 2005 was mainly driven by higher performance-related compensation due to improved operating results across almost all businesses. Also contributing to the increase were higher severance payments, which were up € 105 million in 2006, and higher salaries and benefits following our hiring initiatives in growth businesses.

OTHER NONINTEREST EXPENSES. Total other noninterest expenses decreased by € 383 million in 2006. The decrease of € 766 million in "Other expenses" was mainly attributable to significant 2005 provisions for both legal exposures and investor compensation related to the real estate fund grundbesitz-invest, as well as a provision release relating to grundbesitz-invest, in 2006. The remaining other noninterest expenses increased mainly due to transaction- and revenue-related expenses, primarily reflected in agency and other professional service fees.

GOODWILL IMPAIRMENT/IMPAIRMENT OF INTANGIBLES. The current year included a goodwill impairment charge of € 31 million related to a fully consolidated private equity investment in CI.

RESTRUCTURING ACTIVITIES. We continued our Business Realignment Program in 2006, with restructuring charges totaling € 192 million compared to € 767 million in 2005. For further information on restructuring activities see Note [28] to our consolidated financial statements.

INCOME TAX EXPENSE

Income tax expense was € 2.2 billion in 2006 compared to € 2.6 billion in 2005. The decrease was primarily attributable to the effect of a German tax law change for the refund of prior years distribution tax credits, which resulted in the accelerated recognition of € 355 million of corporate tax credits. The tax expense was further reduced by the settlement of tax audits in some regions at favorable terms. The reversal of 1999/2000 credits for German tax rate changes led to an income tax benefit of € 1 million in 2006 compared to a € 544 million tax expense in 2005. The actual effective tax rates were 27 % in 2006 and 42 % in 2005. Excluding the effect of the reversal, our effective tax rates were 27 % in 2006 but 33 % in 2005.

RESULTS OF OPERATIONS BY SEGMENT

The following is a discussion of the results of our business segments. See Note [27] to the consolidated financial statements for information regarding

- our organizational structure;
- effects of significant acquisitions and divestitures on segmental results;
- changes in the format of our segment disclosure;
- the framework of our management reporting systems;
- consolidating and other adjustments to the total results of operations of our business segments;
- definitions of non-GAAP financial measures that are used with respect to each segment, and
- the rationale for excluding items in deriving the measures.

The criterion for segmentation into divisions is our organizational structure as it existed at December 31, 2006. For further discussion of our business segments, see "Item 4: Information on the Company" and Note [27] to the consolidated financial statements. Segment results were prepared in accordance with our management reporting systems.

2006 in € m. (except percentages)	Corporate and Investment Bank	Private Clients and Asset Management	Corporate Investments	Total Management Reporting	Consolidation & Adjustments	Total Consolidated
Net revenues[2]	**18,712**	**9,191**	**613**	**28,516**	**(178)**	**28,338**
Provision for loan losses	(55)	368	18	330	(0)	330
Provision for off-balance sheet positions	(33)	(1)	(15)	(50)	0	(50)
Total provision for credit losses	**(88)**	**366**	**2**	**281**		
Operating cost base[1]	12,894	6,760	133	19,787		
Policyholder benefits and claims	–	53	–	53	4	57
Minority interest	26	(1)	(6)	20	(1)	19
Restructuring activities	99	91	1	192	–	192
Goodwill impairment/impairment of intangibles	–	–	31	31	–	31
Total noninterest expenses[3]	**13,019**	**6,904**	**160**	**20,082**	**(150)**	**19,933**
Income (loss) before income taxes[4]	**5,781**	**1,921**	**451**	**8,153**	**(28)**	**8,125**
Add (deduct):						
Net (gains) from businesses sold/held for sale	–	(54)	–	(54)		
Significant equity pick-ups/net (gains) from investments	–	–	(356)	(356)		
Net (gains) on securities available for sale/industrial holdings including hedging	–	–	(134)	(134)		
Net (gains) on the sale of premises			(12)	(12)		
Restructuring activities	99	91	1	192		
Goodwill impairment/impairment of intangibles	–	–	31	31		
Underlying pre-tax profit	**5,880**	**1,958**	**(20)**	**7,819**		
Cost/income ratio in %	70	75	26	70	N/M	70
Underlying cost/income ratio in %	69	74	121	71		
Assets[5]	1,012,050	129,740	17,406	1,119,235	6,995	1,126,230
Risk-weighted positions (BIS risk positions)	191,892	76,407	5,354	273,653	1,984	275,637
Average active equity[6]	17,701	7,249	1,106	26,055	713	26,768
Return on average active equity in %	33	27	41	31	N/M	30
Underlying return on average active equity in %	33	27	(2)	30		

N/M – Not meaningful

1 Includes						
Severance payments	100	23	0	123	33	156

2 Net interest revenues and noninterest revenues.

3 Excludes provision for off-balance sheet positions (reclassified to provision for credit losses).

4 Before cumulative effect of accounting changes.

5 The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on the group division level. The same approach holds true for the sum of group divisions compared to Total Management Reporting.

6 See Note [27] to the consolidated financial statements for a description of how average active equity is allocated to the divisions.

2005 in € m. (except percentages)	Corporate and Investment Bank	Private Clients and Asset Management	Corporate Investments	Total Management Reporting	Consolidation & Adjustments	Total Consolidated
Net revenues[2]	**15,923**	**8,589**	**1,229**	**25,741**	**(102)**	**25,640**
Provision for loan losses	32	342	(0)	374	0	374
Provision for off-balance sheet positions	(22)	(2)	(0)	(24)	(0)	(24)
Total provision for credit losses	**10**	**340**	**(1)**	**350**		
Operating cost base[1]	11,122	6,339	181	17,642		
Policyholder benefits and claims	–	49	–	49	3	52
Minority interest	37	30	(2)	66	(11)	55
Restructuring activities	417	346	2	767	–	767
Goodwill impairment/impairment of intangibles	–	–	–	–	–	–
Total noninterest expenses[3]	**11,577**	**6,766**	**181**	**18,523**	**654**	**19,178**
Income (loss) before income taxes[4]	**4,336**	**1,484**	**1,049**	**6,868**	**(756)**	**6,112**
Add (deduct):						
Net (gains) from businesses sold/held for sale	0	(90)	–	(90)		
Significant equity pick-ups/net (gains) from investments	–	–	(156)	(156)		
Net (gains) on securities available for sale/industrial holdings including hedging	–	–	(801)	(801)		
Net (gains) on the sale of premises	–	–	(57)	(57)		
Restructuring activities	417	346	2	767		
Goodwill impairment/impairment of intangibles	–	–	–	–		
Underlying pre-tax profit	**4,753**	**1,740**	**37**	**6,531**		
Cost/income ratio in %	73	79	15	72	N/M	75
Underlying cost/income ratio in %	70	75	84	72		
Assets[5]	881,649	123,640	15,025	984,184	7,977	992,161
Risk-weighted positions (BIS risk positions)	167,753	74,064	7,448	249,264	1,938	251,202
Average active equity[6]	14,385	6,700	3,047	24,132	998	25,130
Return on average active equity in %	30	22	34	28	N/M	24
Underlying return on average active equity in %	33	26	1	27		

N/M – Not meaningful

1 Includes						
Severance payments	17	21	(0)	38	13	51

2 Net interest revenues and noninterest revenues.
3 Excludes provision for off-balance sheet positions (reclassified to provision for credit losses).
4 Before cumulative effect of accounting changes.
5 The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on the group division level. The same approach holds true for the sum of group divisions compared to Total Management Reporting.
6 See Note [27] to the consolidated financial statements for a description of how average active equity is allocated to the divisions.

GROUP DIVISIONS

CORPORATE AND INVESTMENT BANK GROUP DIVISION

The following table sets forth the results of our Corporate and Investment Bank Group Division for the years ended December 31, 2006 and 2005, in accordance with our management reporting systems.

in € m. (except percentages)	2006	2005
Net revenues:		
Sales & Trading (equity)	4,080	3,316
Sales & Trading (debt and other products)	9,046	7,337
Origination (equity)	760	647
Origination (debt)	1,328	1,017
Advisory	783	604
Loan products	805	1,252
Transaction services	2,228	1,975
Other	(318)	(225)
Total net revenues	**18,712**	**15,923**
Therein: Net interest and trading revenues	12,147	10,558
Provision for credit losses:		
Provision for loan losses	(55)	32
Provision for off-balance sheet positions	(33)	(22)
Total provision for credit losses	**(88)**	**10**
Noninterest expenses[1]:		
Operating cost base	12,894	11,122
Minority interest	26	37
Restructuring activities	99	417
Goodwill impairment	–	–
Total noninterest expenses[1]	**13,019**	**11,577**
Therein: Severance payments	100	17
Income before income taxes	**5,781**	**4,336**
Add (deduct):		
Net (gains) from businesses sold/held for sale	–	0
Restructuring activities	99	417
Goodwill impairment	–	–
Underlying pre-tax profit	**5,880**	**4,753**
Cost/income ratio in %	70	73
Underlying cost/income ratio in %	69	70
Assets	1,012,050	881,649
Risk-weighted positions (BIS risk positions)	191,892	167,753
Average active equity[2]	17,701	14,385
Return on average active equity in %	33	30
Underlying return on average active equity in %	33	33

1 Excludes provision for off-balance sheet positions (reclassified to provision for credit losses).
2 See Note [27] to the consolidated financial statements for a description of how average active equity is allocated to the divisions.

The following paragraphs discuss the contribution of the individual corporate divisions to the overall results of the Corporate and Investment Bank Group Division.

CORPORATE BANKING & SECURITIES CORPORATE DIVISION

The following table sets forth the results of our Corporate Banking & Securities Corporate Division for the years ended December 31, 2006 and 2005, in accordance with our management reporting systems.

in € m. (except percentages)	2006	2005
Net revenues:		
Sales & Trading (equity)	4,080	3,316
Sales & Trading (debt and other products)	9,046	7,337
Origination (equity)	760	647
Origination (debt)	1,328	1,017
Advisory	783	604
Loan products	805	1,252
Other	(318)	(225)
Total net revenues	**16,484**	**13,948**
Provision for credit losses:		
Provision for loan losses	(58)	25
Provision for off-balance sheet positions	(1)	3
Total provision for credit losses	**(59)**	**28**
Noninterest expenses[1]:		
Operating cost base	11,354	9,650
Minority interest	26	37
Restructuring activities	77	330
Goodwill impairment	–	–
Total noninterest expenses[1]	**11,458**	**10,017**
Therein: Severance payments	97	18
Income before income taxes	**5,086**	**3,903**
Add (deduct):		
Net (gains) losses from businesses sold/held for sale	–	–
Restructuring activities	77	330
Goodwill impairment	–	–
Underlying pre-tax profit	**5,163**	**4,233**
Cost/income ratio in %	70	72
Underlying cost/income ratio in %	69	69
Assets	1,003,273	872,977
Risk-weighted positions (BIS risk positions)	177,672	155,447
Average active equity[2]	16,610	13,070
Return on average active equity in %	31	30
Underlying return on average active equity in %	31	32

1 Excludes provision for off-balance sheet positions (reclassified to provision for credit losses).
2 See Note [27] to the consolidated financial statements for a description of how average active equity is allocated to the divisions.

Income before income taxes increased by € 1.2 billion to € 5.1 billion for the year ended December 31, 2006. The improvement was driven by revenue growth of 18 %, reflecting record revenues for the year, while noninterest expenses increased by 14 % driven by performance-related compensation. Underlying pre-tax profit, which excludes restructuring charges of € 77 million in 2006 and € 330 million in 2005, increased by € 930 million to € 5.2 billion in 2006.

Net revenues of € 16.5 billion in 2006 were € 2.5 billion higher than net revenues of € 13.9 billion in 2005.

Sales & Trading (debt and other products) revenues were a record € 9.0 billion in 2006 and increased by € 1.7 billion compared to 2005. Sales & Trading (equity) revenues were € 4.1 billion, up by € 764 million versus 2005, to their highest level in 5 years.

The improved earnings in our Debt and Equity franchises continued to reflect our leadership positions in high-value structured products including credit, equity, foreign exchange and interest rate derivatives, distressed debt and securitized products. Both investing and issuing clients showed strong demand for these products throughout the year. In particular, credit and equity derivatives benefited from increasingly widespread customer demand and a growing range of client solutions. Emerging markets also remained robust, with our emerging markets equity business in particular posting substantial increases in revenues versus 2005. While customer business remained the predominant source of our sales and trading earnings, we also benefited from a good level of revenues from our designated proprietary positions in favorable market conditions. Margin compression remained significant in more mature "flow" businesses such as cash equities, foreign exchange and money markets. We nonetheless achieved significant revenue growth in these business lines by continuing to increase market share and leveraging technology.

Revenues from Origination and Advisory were a record € 2.9 billion, € 603 million higher than in 2005. Origination (debt) revenues continued to be driven by high levels of leveraged finance activity with the combined market fees from high-yield bonds and syndicated loans exceeding equity market fees for the year by nearly U.S.$ 2 billion. Due to our leading position in leveraged finance, we maintained a top 5 position globally in the fee league tables in both high-yield bonds and syndicated loans for the year. We also maintained a top 5 position for the year in high-grade bonds. In Origination (equity) our market share of the equity fee pool increased in both the Americas and Asia Pacific excluding Japan. In Advisory, we achieved a ranking of 4 in Europe, Middle East and Africa ("EMEA") and gained market share in the Americas as measured by share of fee pool (source for all rankings: Dealogic).

Revenues from Loan Products were € 805 million, € 447 million lower than in 2005. The main driver of this reduction was credit default swaps used to hedge the bank's investment grade loan exposure, with mark-to-market losses incurred in 2006 compared with mark-to-market gains in 2005. Credit spreads across most industry sectors tightened, reflecting the continuing overall benign credit environment.

The provision for credit losses resulted in a net release of € 59 million in 2006, compared to a net charge of € 28 million in 2005, reflecting a number of significant releases and recoveries from workout situations in the first half of 2006.

Noninterest expenses in 2006 were € 11.5 billion, an increase of € 1.4 billion compared to € 10.0 billion in 2005, mainly driven by an increase in performance-related compensation consistent with improved operating results.

The cost income ratio improved by 2 percentage points in 2006 to 70 %, resulting from the increased revenues and an ongoing focus on disciplined cost management. The underlying cost income ratio, which excludes restructuring charges, remained unchanged at 69 %.

GLOBAL TRANSACTION BANKING CORPORATE DIVISION

The following table sets forth the results of our Global Transaction Banking Corporate Division for the years ended December 31, 2006 and 2005, in accordance with our management reporting systems.

in € m. (except percentages)	2006	2005
Net revenues:		
Transaction services	2,228	1,975
Other	–	(0)
Total net revenues	**2,228**	**1,975**
Provision for credit losses:		
Provision for loan losses	3	7
Provision for off-balance sheet positions	(32)	(25)
Total provision for credit losses	**(29)**	**(18)**
Noninterest expenses[1]:		
Operating cost base	1,540	1,472
Minority interest	–	–
Restructuring activities	22	88
Goodwill impairment	–	–
Total noninterest expenses[1]	**1,561**	**1,560**
Therein: Severance payments	3	(1)
Income before income taxes	**696**	**433**
Add (deduct):		
Net (gains) from businesses sold/held for sale	–	0
Restructuring activities	22	88
Goodwill impairment	–	–
Underlying pre-tax profit	**717**	**521**
Cost/income ratio in %	70	79
Underlying cost/income ratio in %	69	75
Assets	24,244	18,081
Risk-weighted positions (BIS risk positions)	14,220	12,306
Average active equity[2]	1,091	1,315
Return on average active equity in %	64	33
Underlying return on average active equity in %	66	40

1 Excludes provision for off-balance sheet positions (reclassified to provision for credit losses).
2 See Note [27] to the consolidated financial statements for a description of how average active equity is allocated to the divisions.

Income before income taxes increased by € 263 million to € 696 million for the year ended December 31, 2006. Underlying pre-tax profit, which excludes restructuring charges of € 22 million in 2006 and € 88 million in 2005, increased by € 196 million to € 717 million in 2006.

Net revenues increased by 13 % to € 2.2 billion in 2006. Revenue growth was mainly due to robust customer demand in our Cash Management and Trust & Securities Services (TSS) businesses. The Cash Management payments business generated significantly higher revenues due to improved interest margins, increased deposit balances in all regions and improved transaction volumes in euro clearing. Revenues in TSS increased from both issuer-related services in line with increased capital markets activity and from our investor-related domestic custody business, largely driven by an increase of 35 % to € 1.2 trillion in assets under custody.

The provision for credit losses amounted to a net release of € 29 million in 2006, compared to a net release of € 18 million for 2005 reflecting the continued benign credit conditions.

Noninterest expenses were € 1.6 billion in both 2006 and 2005 and included an increase in performance-related compensation due to improved results and reduced restructuring expenses in 2006.

The cost income ratio of 70 % was 9 percentage points *lower than* in 2005, reflecting the aforementioned improvements in revenues. After adjusting for the decline in charges for restructuring activities, the *underlying* cost income ratio improved by 6 percentage points from 75 % in 2005 to 69 % in 2006.

PRIVATE CLIENTS AND ASSET MANAGEMENT GROUP DIVISION

The following table sets forth the results of our Private Clients and Asset Management Group Division for the years ended December 31, 2006 and 2005, in accordance with our management reporting systems.

in € m. (except where indicated)	2006	2005
Net revenues:		
Portfolio/fund management	3,089	2,718
Brokerage	1,910	1,843
Loans/deposits	2,633	2,415
Payments, account & remaining financial services	899	857
Other	660	757
Total net revenues	**9,191**	**8,589**
Therein: Net interest and trading revenues	2,955	2,818
Provision for credit losses:		
Provision for loan losses	368	342
Provision for off-balance sheet positions	(1)	(2)
Total provision for credit losses	**366**	**340**
Noninterest expenses[1]:		
Operating cost base	6,760	6,339
Policyholder benefits and claims	53	49
Minority interest	(1)	30
Restructuring activities	91	346
Goodwill impairment/impairment of intangibles	–	–
Total noninterest expenses[1]	**6,904**	**6,766**
Therein: Severance payments	23	21
Income before income taxes	**1,921**	**1,484**
Add (deduct):		
Net (gains) losses from businesses sold/held for sale	(54)	(90)
Restructuring activities	91	346
Goodwill impairment/impairment of intangibles	–	–
Underlying pre-tax profit	**1,958**	**1,740**
Cost/income ratio in %	75	79
Underlying cost/income ratio in %	74	75
Assets	129,740	123,640
Risk-weighted positions (BIS risk positions)	76,407	74,064
Average active equity[2]	7,249	6,700
Return on average active equity in %	27	22
Underlying return on average active equity in %	27	26
Invested assets – adjusted (in € bn.)[3]	908	862

1 Excludes provision for off-balance sheet positions (reclassified to provision for credit losses).
2 See Note [27] to the consolidated financial statements for a description of how average active equity is allocated to the divisions.
3 We define invested assets as (a) assets we hold on behalf of customers for investment purposes and/or (b) client assets that are managed by us. We manage invested assets on a discretionary or advisory basis, or these assets are deposited with us. Invested Assets in PWM were adjusted following a *review* in fourth quarter 2006. A total of € 5 billion assets were reclassified from the "Invested Assets" category to "Custody – Only Assets". This reclassification was retrospectively *reflected* in the periods in which the assets were originally reported.

The following paragraphs discuss the contribution of the individual corporate divisions to the overall results of Private Clients and Asset Management Group Division.

ASSET AND WEALTH MANAGEMENT CORPORATE DIVISION

The following table sets forth the results of our Asset and Wealth Management Corporate Division for the years ended December 31, 2006 and 2005, in accordance with our management reporting systems.

in € m. (except where indicated)	2006	2005
Net revenues:		
Portfolio/fund management (AM)	2,470	2,199
Portfolio/fund management (PWM)	332	303
Total portfolio/fund management	**2,803**	**2,501**
Brokerage	811	769
Loans/deposits	191	165
Payments, account & remaining financial services	18	15
Other	354	431
Total net revenues	**4,177**	**3,880**
Provision for credit losses:		
Provision for loan losses	0	0
Provision for off-balance sheet positions	(1)	(0)
Total provision for credit losses	**(1)**	**(0)**
Noninterest expenses[1]:		
Operating cost base	3,213	2,984
Policyholder benefits and claims	53	49
Minority interest	(1)	30
Restructuring activities	43	220
Goodwill impairment/impairment of intangibles	–	–
Total noninterest expenses[1]	**3,307**	**3,284**
Therein: Severance payments	12	4
Income before income taxes	**870**	**597**
Add (deduct):		
Net (gains) losses from businesses sold/held for sale	(43)	(81)
Restructuring activities	43	220
Goodwill impairment/impairment of intangibles	–	–
Underlying pre-tax profit	**870**	**735**
Cost/income ratio in %	79	85
Underlying cost/income ratio in %	79	80
Assets	35,400	37,150
Risk-weighted positions (BIS risk positions)	12,339	13,811
Average active equity[2]	4,927	4,993
Return on average active equity in %	18	12
Underlying return on average active equity in %	18	15
Invested assets – adjusted (in € bn.)[3]	732	698

1 Excludes provision for off-balance sheet positions (reclassified to provision for credit losses).
2 See Note [27] to the consolidated financial statements for a description of how average active equity is allocated to the divisions.
3 We define invested assets as (a) assets we hold on behalf of customers for investment purposes and/or (b) client assets that are managed by us. We manage invested assets on a discretionary or advisory basis, or these assets are deposited with us. Invested Assets in PWM were adjusted following a review in fourth quarter 2006. A total of € 5 billion assets were reclassified from the "Invested Assets" category to "Custody – Only Assets". This reclassification was retrospectively reflected in the periods in which the assets were originally reported.

Income before income taxes was € 870 million in 2006, € 273 million higher than in 2005. The results for 2006 included charges of € 43 million for restructuring activities and net gains of € 43 million from the sale of businesses. In 2005, income before income taxes included charges of € 220 million for restructuring activities and net gains of € 81 million from the sale of businesses. Underlying pre-tax profit, which excludes these items, increased by € 135 million from € 735 million in 2005 to € 870 million in 2006.

Net revenues were € 4.2 billion in 2006, an increase of € 296 million, or 8 %, compared to 2005. This was a record year for net revenues in AWM, with growth in all major product areas.

Portfolio/fund management revenues of € 2.5 billion in AM represented an increase of € 272 million, or 12 %, from 2005. This improvement mainly reflected higher levels of performance fees in the Real Estate business, as well as a continued increase in invested assets, particularly in Germany. Partly offsetting these results was a decline in revenues due to the sale of a substantial part of our UK- and Philadelphia-based AM businesses to Aberdeen Asset Management PLC in 2005.

Portfolio/fund management revenues of € 332 million in PWM were € 30 million above those of 2005 predominantly due to increased invested assets.

Continued strong customer demand for high-value products, as well as higher levels of transaction-based revenues, resulted in an increase of € 43 million, or 6 %, in Brokerage revenues, which also benefited from net inflows of invested assets.

Revenues related to loans/deposits of € 191 million were up by € 26 million, or 16 %, due to higher volumes in our margin loan and time-deposit businesses.

Revenues from other products of € 354 million were € 76 million, or 18 %, lower than in 2005, due to lower gains from the sale of investments, mainly in the Real Estate business, and a decrease of € 38 million in net gains from the sale of businesses. Such gains totaled € 43 million in 2006 and € 81 million in 2005.

Noninterest expenses were € 3.3 billion in 2006, an increase of € 23 million, or 1 %, from 2005. The increase in noninterest expenses was primarily driven by higher performance-related compensation and expenses related to the implementation of PWM's growth strategy, partly offset by a decrease in charges for restructuring activities, which declined from € 220 million in 2005 to € 43 million in 2006.

The cost/income ratio was 79 % in 2006, an improvement of 6 percentage points compared to 85 % in 2005. After adjusting for restructuring charges and gains from the sale of businesses, the underlying cost/income ratio was 79 % in 2006, compared to 80 % in 2005.

Invested assets increased by € 34 billion to € 732 billion in 2006. Invested Assets in PWM grew from € 163 billion in 2005 to € 189 billion at the end of 2006. The increase of € 26 billion or 16 % was mainly due to net new assets of € 15 billion spread across all major regions. A total of € 5 billion assets was reclassified from "Invested Assets" to "Custody-Only Assets" following a review of invested assets in the fourth quarter 2006. This reclassification was retrospectively reflected in the periods in which the assets were reported.

Invested Assets in AM grew from € 536 billion in 2005 to € 543 billion at the end of 2006. The increase of € 7 billion or 1 % was mainly due to net new assets of € 6 billion. In Germany (as measured by the German Investment Association, BVI), our mutual fund company DWS achieved net inflows, which at € 6 billion, represented 30 % of the total net inflows in the market, and had record funds under management of € 122 billion at year-end 2006. DWS continued to be the market leader in Germany with a 25 % market share (source: BVI) and it remains one of the leading retail asset managers in Europe by size and investment performance. In 2006, DWS was awarded the Standard & Poor's Fund Award for the best-performing mutual fund company in Germany for the twelfth consecutive year.

PRIVATE & BUSINESS CLIENTS CORPORATE DIVISION

The following table sets forth the results of our Private & Business Clients Corporate Division for the years ended December 31, 2006 and 2005, in accordance with our management reporting systems.

in € m. (except where indicated)	2006	2005
Net revenues:		
Portfolio/fund management	287	216
Brokerage	1,099	1,074
Loans/deposits	2,442	2,251
Payments, account & remaining financial services	881	842
Other	305	326
Total net revenues	**5,014**	**4,709**
Provision for credit losses:		
Provision for loan losses	368	342
Provision for off-balance sheet positions	(1)	(2)
Total provision for credit losses	**367**	**340**
Noninterest expenses[1]:		
Operating cost base	3,547	3,355
Policyholder benefits and claims	–	–
Minority interest	0	0
Restructuring activities	49	127
Goodwill impairment/impairment of intangibles	–	–
Total noninterest expenses[1]	**3,596**	**3,482**
Therein: Severance payments	11	17
Income before income taxes	**1,051**	**887**
Add (deduct):		
Net (gains) losses from businesses sold/held for sale	(11)	(9)
Restructuring activities	49	127
Goodwill impairment/impairment of intangibles	–	–
Underlying pre-tax profit	**1,089**	**1,005**
Cost/income ratio in %	72	74
Underlying cost/income ratio in %	71	71
Assets	94,380	86,528
Risk-weighted positions (BIS risk positions)	64,068	60,252
Average active equity[2]	2,321	1,707
Return on average active equity in %	45	52
Underlying return on average active equity in %	47	59
Invested assets (in € bn.)[3]	176	163
Loan volume (in € bn.)	79	73
Deposit volume (in € bn.)	72	66

1 Excludes provision for off-balance sheet positions (reclassified to provision for credit losses).
2 See Note [27] to the consolidated financial statements for a description of how average active equity is allocated to the divisions.
3 We define invested assets as (a) assets we hold on behalf of customers for investment purposes and/or (b) client assets that are managed by us. We manage invested assets on a discretionary or advisory basis, or these assets are deposited with us.

Income before income taxes was € 1.1 billion in 2006, € 164 million higher than in 2005. The current year included charges of € 49 million for restructuring activities and net gains of € 11 million from the partial sale of PBC's credit card processing activities in Italy. In 2005, income before income taxes included charges of € 127 million for restructuring activities and net gains of € 9 million from the sale of the private banking business in the Netherlands. Underlying pre-tax profit, which excludes these items, increased by € 84 million from € 1.0 billion in 2005 to € 1.1 billion in 2006, as revenue growth more than offset higher noninterest expenses and an increased provision for credit losses.

Net revenues of € 5.0 billion increased by € 306 million, or 6 %, compared to 2005, outperforming GDP growth in Germany and Italy, PBC's core markets. Revenues from norisbank were included since the first-time consolidation at the beginning of November 2006.

Portfolio/fund management revenues and brokerage revenues increased by € 70 million and € 25 million, respectively. The improvements reflected successful placements of innovative investment products, as well as higher transaction-based flow revenues.

Loans/deposits revenues were the key factors in the growth in 2006 and increased by € 192 million, driven by higher loan volumes resulting from PBC's strategy to grow its consumer lending business. Revenues attributable to deposits increased due to both higher volumes and improved margins.

Payments, account and remaining financial services revenues increased by € 39 million, mainly due to higher revenues from payment services but also from increased insurance brokerage revenues in 2006.

Revenues from other products of € 305 million in 2006 decreased by € 21 million compared to 2005, primarily due to lower results from asset and liability management.

Provision for credit losses increased by € 27 million, or 8 %, to € 367 million in 2006 reflecting the growth in loan volume and the impact from the first time consolidation of norisbank.

Noninterest expenses of € 3.6 billion were € 116 million, or 3 %, higher than in 2005, primarily due to an increase of € 193 million in the operating cost base, which excludes restructuring charges and other items. The increased expenses reflect investments in business growth, including the branch banking and credit card offerings in India and the extension of the branch network in Poland, as well as the expansion of our sales forces in Western European markets. Also contributing to the rise in expenses were integration-related costs from the norisbank and Berliner Bank acquisitions. Charges for restructuring activities were € 49 million, which was € 78 million lower than in the previous year.

The cost/income ratio was 72 % in 2006, an improvement of 2 percentage points compared to 74 % in 2005. Excluding restructuring charges and gains from the sale of businesses, the underlying cost/income ratio of 71 % remained unchanged compared to 2005.

Invested assets of € 176 billion at the end of 2006 grew by € 13 billion or 8 %. The increase was attributable to both the impact of market appreciation of € 6 billion and net inflows of € 6 billion driven by the supply of innovative products across PBC's broad customer base.

CORPORATE INVESTMENTS GROUP DIVISION

The following table sets forth the results of our Corporate Investments Group Division for the years ended December 31, 2006 and 2005, in accordance with our management reporting systems.

in € m. (except percentages)	2006	2005
Net revenues	**613**	**1,229**
Therein: Net interest and trading revenues	(16)	37
Provision for credit losses:		
Provision for loan losses	18	(0)
Provision for off-balance sheet positions	(15)	(0)
Total provision for credit losses	**2**	**(1)**
Noninterest expenses[1]:		
Operating cost base	133	181
Minority interest	(6)	(2)
Restructuring activities	1	2
Goodwill impairment/impairment of intangibles	31	–
Total noninterest expenses[1]	**160**	**181**
Therein: Severance payments	0	0
Income before income taxes	**451**	**1,049**
Add (deduct):		
Net (gains) losses from businesses sold/held for sale	–	–
Significant equity pick-ups/net (gains) losses from investments	(356)	(156)
Net (gains) losses on securities available for sale/industrial holdings including hedging	(134)	(801)
Net (gains) losses on sale of premises	(12)	(57)
Restructuring activities	1	2
Goodwill impairment/impairment of intangibles	31	–
Underlying pre-tax profit (loss)	**(20)**	**37**
Cost/income ratio in %	26	15
Underlying cost/income ratio in %	121	84
Assets	17,406	15,025
Risk-weighted positions (BIS risk positions)	5,354	7,448
Average active equity[2]	1,106	3,047
Return on average active equity in %	41	34
Underlying return on average active equity in %	(2)	1

1 Excludes provision for off-balance sheet positions (reclassified to provision for credit losses).
2 See Note [27] to the consolidated financial statements for a description of how average active equity is allocated to the divisions.

CI reported income before income taxes of € 451 million in 2006 compared to € 1.0 billion in 2005.

Net revenues were € 613 million in 2006, a decrease of € 617 million compared to the previous year. Net revenues in 2006 included net gains of € 134 million from selling some of our industrial holdings. The most significant impact of € 92 million, resulted from the sale of Linde AG shares after having participated in Linde's capital increase earlier in 2006. Also included was a gain from the partial sale of HCL Technologies Ltd. Net gains from significant equity method and other investments of € 356 million included a gain of € 85 million from the sale of our remaining share in EUROHYPO AG and a significant gain on sale of our investment in Germanischer Lloyd AG.

Net revenues in 2005 included net gains of € 801 million from selling some of our industrial holdings. The largest gain, totaling € 666 million, resulted from the further reduction of our investment in DaimlerChrysler AG from 10.4 % to 4.4 %. Also reflected were significant gains on the sale of our stake in Südzucker AG and the partial sale of HCL Technologies Ltd. Net revenues in 2005 also included net gains of € 156 million from significant equity method and other investments, including a € 44 million gain from the reduction of our stake in EUROHYPO AG. Additional net gains of € 57 million resulted from the disposal of premises.

Excluding these items, the remaining variance between net revenues in 2006 and 2005 was mainly attributable to lower dividend income from our smaller industrial holdings portfolio and lower revenues subsequent to the sale of investments.

Total noninterest expenses decreased in 2006 to € 144 million from € 181 million in 2005 mainly as a result of the sale of investments in prior periods. This decrease was partly offset by a goodwill impairment charge of € 31 million related to a fully consolidated Private Equity investment.

At year end 2006, the alternative assets portfolio of CI had a carrying value of € 811 million, of which 33 % was private equity direct investments, 44 % was real estate investments and 23 % was private equity indirect and other investments. This compares to a value at year end 2005 of € 1.4 billion.

OTHER FINANCIAL INFORMATION

PENSION PLANS

ASSUMPTIONS

We have a global policy for determining the assumptions that are applied to our pension and other employee benefit plans. These assumptions are measurable against market factors or equivalents where market factors are not available. As stated in Note [24] to our consolidated financial statements, "Pension and Other Employee Benefit Plans", below are the significant assumptions related to our defined benefit pension plans and postretirement medical plans. For all financial assumptions, the derived annual rates are rounded up or down to a multiple of ten basis points.

The discount rate in the Eurozone, the UK and the U.S. is determined by reference to a hypothetical portfolio of AA-rated corporate bonds for which the timing and amount of cash outflows approximates the estimated payouts of the plan at different future dates (the "yield curve"). For other countries the discount rate is based on yields to maturity of AA-rated corporate bond indices of the same currency and similar duration of the liability, and representing sufficient depth of market to be considered a reliable indicator. Benchmark government bonds are used for countries where sufficient depth of AA-corporate bond markets is not available. In cases of significant differences between the published bond duration and the calculated duration of the obligation, an adjustment is made equal to this difference multiplied by the slope of the yield curve. At December 31, 2006, the weighted-average discount rate used to measure our pension obligations was 4.8 %. In determining our pension expense for the year ended December 31, 2006, an average discount rate of 4.3 % (i.e., the December 31, 2005 rate) was applied. The respective average discount rates for the postretirement medical plans were 5.8 % as of December 31, 2006 and 5.4 % for determining the expected expense for 2006.

The expected return on our defined benefit pension plans' assets is calculated by applying a risk premium which reflects the inherent risks associated with each relevant asset category (i.e. equities, corporate bonds, alternative investments) over a risk-free return. Using this so-called "building block" approach globally helps ensure that we have a consistent framework in place. In addition, it provides sufficient flexibility to allow for changes that need to be built in to reflect local specific conditions regarding risk premiums. The average expected return on plan assets for the net periodic benefit cost for 2006 (NPBC 2006) was 4.4 %. The determination of the expected return on plan assets for 2007 was based on the target asset allocation as of the measurement date. We used the ten-year government fixed interest bond yield for the country in which each plan is located as the benchmark for the risk-free return. For equities and alternative investments, we derived the expected rate of return by adding a risk premium based on a blend of historical data and future macroeconomic expectations. We derived the expected rate of return for fixed interest government bonds, taking into account the duration of the bonds held compared to the ten-year benchmark. For fixed interest non-government bonds, we set the expected rate of return as either the relevant point on the yield curve or the corporate bond index used to set the discount rate, adjusted for differences in duration. For cash, we estimated the expected return to be equivalent to the market yield on three-month treasury instruments for the applicable country. The average expected return for the NPBC 2007 is 4.6 %.

The long term price inflation assumption is set by reference to region-specific consensus indices adjusted where necessary for differences in duration. Increases in pensionable pay are expressed as a percentage over this base inflation assumption. For the mortality assumptions, the most recent or generally accepted tables were applied for the major plans in accordance with our global policy and the best estimate principle.

FUNDING

We made contributions of € 354 million and € 521 million to our defined benefit pension plans for the fiscal years 2006 and 2005, respectively.

The contributions were determined by considering several factors (e.g., ratio of fair value of plan assets to respective Projected Benefit Obligations, service cost, funding requirements in accordance with the Employee Retirement Income Security Act of 1974 (ERISA) and other local statutory requirements). No minimum ERISA contributions were required for our U.S. pension plan.

Our principle is to finance pension plans using external financing vehicles (i.e., a segregated pool of assets) unless circumstances justify an exception, for example, where it would not comply with legislation or be tax-inefficient. Our funding policy is to maintain full coverage of the Projected Benefit Obligation (PBO) by plan assets within a range of 90 % to 110 % of the obligation for our funded plans subject to meeting any local statutory requirements. Any obligation for our unfunded plans was accrued for accordingly and is funded when paid to the beneficiaries.

Our primary investment objective is to limit our exposure to large swings in the funded status of our plans. Therefore the asset allocation is reviewed regularly and as part of the review of the investment strategy in 2006, the target equity allocation was reduced further. Given this strategy, we expect that the volatility from the defined benefit pension plans will be reduced since earnings variations on the assets will be offset by compensating movements in the obligation.

EXPENSE

The net periodic benefit cost for the year ended 2006 was determined in January 2006 by independent local actuaries and based on certain estimates and market-related assumptions as of January 1, 2006 (e.g., discount rates, expected return on plan assets, etc.). The expense was subsequently revised for the effects of special events such as settlements and curtailments as well as prior service costs to be recognized immediately. This process was reviewed by our independent global actuary.

A one-percentage point change in the discount rates and in the expected rates of return on plan assets would have had the following effects on 2006 expense for the defined benefit pensions plans.

in € m.	One-percentage point increase	One-percentage point decrease
Discount rate	(76)	135
Expected return rate on plan assets	(93)	93

We expect an overall decrease in the charge for our defined benefit pension plans as well as for the postretirement medical plans in 2007 mainly due to the upward market trends in discount rates. The expected decrease in the charge in 2007 is approximately 13 % for our defined benefit pension plans (2006 NPBC: € 357 million) and approximately 35 % for our postretirement medical plans (2006 NPBC: € 20 million).

AMOUNTS NOT YET RECOGNIZED THROUGH EARNINGS

The unrecognized actuarial losses in respect of our defined benefit pension plans amounted to a total of € 856 million as of December 31, 2006. Following the corridor approach we generally amortize, as part of the net periodic benefit cost, the excess of the corridor (10 % of the higher of PBO or the Fair Value of Plan Assets) over the average future service periods (approximately 11 years). The loss amortized for our defined benefit pension plans was € 67 million for fiscal year 2006 and € 40 million for fiscal year 2005. In 2007, the actuarial loss amortized will be € 67 million for the defined benefit pension plans. Furthermore, as of December 31, 2006, a net prior service credit of € 59 million was not yet recognized through earnings. Thereof, € 6 million will be amortized in 2007.

For the postretirement medical plans the unrecognized actuarial gain was € 2 million as of December 31, 2006. The losses amortized for the postretirement medical plans were € 3 million for fiscal year 2006 and € 1 million for fiscal year 2005. The amortization period for these losses is the average future service period of approximately 9 years. In 2007, we do not expect any amortization charge or credit for the postretirement medical plans in this respect. Moreover, as of December 31, 2006, prior service costs of € 4 million were not yet recognized through earnings. Thereof, € 2 million will be amortized in 2007.

OFF-BALANCE SHEET ARRANGEMENTS WITH UNCONSOLIDATED ENTITIES

We carry out certain business activities via arrangements with unconsolidated entities. We may provide financial support or otherwise be exposed to risks of loss as a result of these arrangements, typically through guarantees that we provide or subordinated retained interests that we hold. The purposes, risks, and effects of these arrangements are described below. Also, see Note [30] to the consolidated financial statements for disclosure of total outstanding guarantees and lending-related commitments entered into in the normal course of business which give rise to off-balance sheet credit risk.

We provide financial support related to off-balance sheet activities chiefly in connection with asset securitizations, commercial paper programs, commercial real estate leasing vehicles and guaranteed value mutual funds that we manage and that we do not consolidate. With the adoption of FIN 46 and FIN 46(R), some of the vehicles related to these activities have been consolidated and some remain unconsolidated. We are addressing only the unconsolidated portion of these activities in this section. See Note [9] to the consolidated financial statements for financial information regarding both the consolidated and unconsolidated portions of these activities.

We may provide financial support in connection with asset securitizations by retaining a subordinated interest in the assets being securitized. In an asset securitization, we sell financial assets to a securitization vehicle that funds its purchase by issuing debt (asset-backed securities) to investors. We have no control over the securitization vehicle after the sale, and our creditors and we have no claim on the assets that we have sold. Similarly, the investors and the securitization vehicle have no recourse to our other assets if the debt goes into default. Asset-backed securities are attractive to investors in what is a deep and liquid market that lowers borrowing costs and increases credit availability to businesses and to consumers.

The securitization vehicles we use in these transactions pose limited liquidity risks since the payments to investors are directly tied to the payments received from the vehicles' assets and are unaffected by changes in our own credit rating or financial situation. A sudden drop in investor demand for asset-backed securities could cause us to restrict our lending thereafter for the types of loans we typically securitize, but we are not dependent on securitizations as a source of funding and such a market shift would not pose any significant additional liquidity risk not already considered in our risk analyses. To the extent we hold senior or subordinated debt issued by a securitization vehicle we have credit risk that is considered as part of our credit risk assessments or market valuations. Note [9] to the consolidated financial statements provides additional information regarding the extent of our retained interests in securitizations and the volume of our asset securitization activities.

Commercial paper programs represent a way for third parties to securitize their financial assets. In commercial paper programs, we do not securitize any of our own financial assets, but act as administrative agent. As administrative agent, we facilitate the sale of loans, other receivables, or securities from various third parties to an unconsolidated special purpose entity. We may also facilitate the transfer of the loans and securities that represent collateral provided by the third parties in return for loans granted by the unconsolidated entity. The entity then issues collateralized commercial paper to the market. In these situations, the commercial paper issuer is restricted from purchasing assets from or making loans to us. Rating agencies typically rate such commercial paper in the highest short-term category because of the collateral and credit support normally provided by a financial institution.

Unlike securitization vehicles, commercial paper programs pose liquidity risk since the commercial paper issued is short-term whereas the issuer's assets are longer term. We take on this risk whenever we provide a liquidity support facility to the issuer. These contingent liabilities are incorporated in our liquidity risk framework (including stress testing).

We may also guarantee the assets of the issuer as part of the facility, giving us secondary credit risk with the first loss taken by the third parties who sold their assets to the entity.

We sponsor commercial real estate leasing vehicles and closed-end funds where third party investors essentially provide senior financing for the purchase of commercial real estate, which is leased to other third parties. We typically provide subordinated financing, which exposes us to real estate market risk, and we receive fees for our administrative services.

In the case of the guaranteed value mutual funds we manage, the value of the mutual funds units is guaranteed by us. These mutual funds are investment vehicles that were established to provide returns to investors in the vehicles.

The extent of the financial support we provide for certain of the arrangements described above is disclosed in Note [9] to the consolidated financial statements in the disclosure of our maximum exposure to loss as a result of our involvement with unconsolidated variable interest entities in which we hold a significant variable interest. The risks from these arrangements are included in our overall assessments of credit, liquidity and market risks.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The table below shows the cash payment requirements from specified contractual obligations outstanding as of December 31, 2006.

Contractual obligations					Payment due by period
in € m.	Total	Less than 1 year	1–3 years	3–5 years	More than 5 years
Long-term debt obligations	132,495	18,563	33,846	28,725	51,361
Capital (finance) lease obligations	908	123	255	103	427
Operating lease obligations	3,264	564	925	663	1,112
Purchase obligations	3,386	809	1,262	820	495
Long-term deposits	33,511	–	12,537	6,588	14,386
Other long-term liabilities	6,375	1,214	2,000	985	2,176
Total	**179,939**	**21,273**	**50,825**	**37,884**	**69,957**

Figures above do not include the benefit of noncancelable sublease rentals of € 437 million on capital leases and € 330 million on operating leases. Purchase obligations for goods and service include future payments for, among other things, processing, information technology and custodian services. Some figures above for purchase obligations represent minimum contractual payments and actual future payments may be higher. Long-term deposits exclude contracts with a remaining maturity of less than one year. Other long-term liabilities consist primarily of obligations to purchase common shares, and insurance policy reserves. The latter are classified in the "More than 5 years" column since the obligations are long term in nature and actual payment dates cannot be specifically determined. See the following notes to the consolidated financial statements for further information: Note [11] regarding lease obligations, Note [15] regarding deposits, Note [17] regarding long-term debt and Note [18] regarding obligation to purchase common shares.

LONG-TERM CREDIT RATINGS

We believe that maintaining our credit quality is a key part of the value we offer to our clients, bondholders and shareholders. Below are our long-term credit ratings.

	Dec 31, 2006	Dec 31, 2005
Moody's Investors Service, New York[1]	Aa3	Aa3
Standard & Poor's, New York[2]	AA–	AA–
Fitch Ratings, New York[3]	AA–	AA–

1 Moody's defines the Aa3 rating as denoting bonds that are judged to be high quality by all standards. Moody's rates Aa bonds lower than the best bonds (which it rates Aaa) because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risk appear somewhat greater than Aaa securities. The numerical modifier 3 indicates that Moody's ranks the obligation in the lower end of the Aa category.

2 Standard and Poor's defines its AA rating as denoting an obligor that has a very strong capacity to meet its financial commitments. The AA rating is the second-highest category of Standard and Poor's ratings. Standard and Poor's notes that an AA rated obligor differs from the highest rated obligors only in small degree. The minus sign shows relative standing within the AA rating category.

3 Fitch Ratings defines its AA rating as very high credit quality. Fitch Ratings uses the AA rating to denote a very low expectation of credit risk. According to Fitch Ratings, AA-ratings indicate very strong capacity for timely payment of financial commitments. This capacity is not significantly vulnerable to foreseeable events. Category AA is Fitch Ratings second-highest rating category.

As of the date of this document, there has been no change in any of the above ratings.

Each rating reflects the view of the rating agency only at the time it gave us the rating, and you should evaluate each rating separately and look to the rating agencies for any explanations of the significance of their ratings. The rating agencies can change their ratings at any time if they believe that the circumstances so warrant. You should not view these long-term credit ratings as recommendations to buy, hold or sell our securities.

BALANCE SHEET DEVELOPMENT

The table below shows information on the balance sheet development.

in € m.	2006	2005
Total assets	1,126,230	992,161
Central Bank funds sold and securities purchased under resale agreements	138,763	130,993
Securities borrowed	108,266	101,125
Trading assets	516,839	448,393
Loans, net	168,134	151,355
Total liabilities	1,093,422	962,225
Deposits	408,782	380,787
Trading liabilities	218,854	194,347
Central bank funds purchased and securities sold under repurchase agreement	187,129	143,524
Long-term debt	132,495	113,554
Total shareholders' equity	32,808	29,936
Tier I risk-based capital (BIS)	24,498	21,898
Total risk-based capital (BIS)	35,323	33,886

The Group's total assets at the end of the year were € 1,126.2 billion, an increase compared to the previous year of € 134.1 billion or 14 % (2005: € 992.2 billion).

The growth in total assets was largely reflecting the increase of our trading activities with a corresponding growth in trading assets by € 68.4 billion to € 516.8 billion. Securities borrowed increased by € 7.1 billion to € 108.3 billion, and central bank funds sold and securities purchased under resale agreements grew by € 7.8 billion to € 138.8 billion. In addition, loans rose by € 16.8 billion to € 168.1 billion. This increase partly reflected a growth in PBC's mortgage and consumer lending business. In other assets, loans held for sale increased by € 11.3 billion to € 36.7 billion and receivables from prime brokerage were € 26.1 billion, € 10.8 billion higher compared to 2005. The development of loans held for sale was mainly driven by an increase in syndications and securitizations in North America.

The development in total liabilities was mainly driven by central bank funds purchased and securities sold under repurchase agreements, which increased by € 43,6 billion. More than two thirds of the increase in deposits of € 28.0 billion to € 408.8 billion was attributable to our foreign offices. Our long-term debt increased by € 18.9 billion to € 132.5 billion, reflecting € 64.6 billion of new issuances, partly offset by € 42.9 billion early repayments, repurchases and bond repayments. Furthermore, our trading liabilities rose by € 24.5 billion to € 218.9 billion at the end of 2006 and other liabilities increased by € 18.3 billion to € 99.7 billion, primarily reflecting higher payables from prime brokerage.

Group shareholders' equity increased in 2006 by € 2.9 billion, or 10 %, to € 32.8 billion. The main contributors to this development were net income of € 6.0 billion, the issuance of common shares in connection with employee stock option programs (€ 0.7 billion), and unrealized gains on securities available for sale (€ 0.3 billion). These factors were partly offset by items reducing shareholders' equity, including net share buybacks (€ 1.8 billion), the cash dividend paid for the 2005 financial year (€ 1.2 billion), negative effects of exchange rate changes (especially the U.S. dollar) of € 0.8 billion and the adjustment to initially apply SFAS 158, net of tax (€ 0.5 billion).

Total regulatory capital in accordance with the recommendations of the Basel Committee on Banking Supervision increased in 2006 by € 1.4 billion, to € 35.3 billion. While Tier I increased by € 2.6 billion, Tier II declined by € 1.2 billion as a result of expiring cumulative preferred securities and subordinated liabilities. Retained earnings, partially offset by dividend accrual and share buy backs, and newly issued noncumulative trust preferred securities were the principal drivers of the increase in Tier I capital.

INFORMATION PURSUANT TO SECTION 315 (4) OF THE GERMAN COMMERCIAL CODE

STRUCTURE OF THE SHARE CAPITAL

As of 31 December 2006, Deutsche Bank's issued share capital amounted to € 1,343,406,103.04 consisting of 524,768,009 ordinary shares without par value. The shares are fully paid up and in registered form. Each share confers one vote.

RESTRICTIONS ON VOTING RIGHTS OR THE TRANSFER OF SHARES

We are not aware of any restrictions on voting rights or the transfer of shares.

SHAREHOLDINGS WHICH EXCEED 10 PER CENT OF THE VOTING RIGHTS

The German Securities Trading Act (*Wertpapierhandelsgesetz*) requires any investor whose share of voting rights reaches, exceeds or falls below certain thresholds as the result of purchases, disposals or otherwise, must notify us and the German Federal Financial Supervisory Authority (BaFin) thereof. The lowest threshold has so far been 5 per cent, however, since January 20, 2007, it has been reduced to 3 per cent. We are not aware of any shareholder holding directly or indirectly more than 10 per cent of the voting rights.

SHARES WITH SPECIAL CONTROL RIGHTS

Shares which confer special control rights have not been issued.

SYSTEM OF CONTROL OF ANY EMPLOYEE SHARE SCHEME WHERE THE CONTROL RIGHTS ARE NOT EXERCISED DIRECTLY BY THE EMPLOYEES

The employees, who hold Deutsche Bank shares, exercise their control rights directly in accordance with applicable law and the Articles of Association (Satzung).

RULES GOVERNING THE APPOINTMENT AND REPLACEMENT OF MEMBERS OF THE MANAGEMENT BOARD

Pursuant to the German Stock Corporation Act (Section 84) and the Articles of Association of Deutsche Bank (Section 6) the members of the Management Board are appointed by the Supervisory Board. The number of Management Board members is determined by the Supervisory Board. According to the articles of Association, the Management Board has at least three members. The Supervisory Board may appoint one member of the Management Board as Chairperson of the Management Board. Members of the Management Board may be appointed for a maximum term of up to five years. They may be re-appointed or have their term extended for one or more terms of up to a maximum of five years each. The German Co-Determination Act (*Mitbestimmungsgesetz*; Section 31) requires a majority of at least two thirds of the members of the Supervisory Board to appoint members of the Management Board. If such majority is not achieved, the Mediation Committee shall give, within one month, a recommendation for the appointment to the Management Board. The Supervisory Board will then appoint the members of the Management Board with the majority of its members. If such appointment fails, the Chairperson of the Supervisory Board shall have two votes in a new vote. If a required member of the Management Board has not been appointed, the Local Court (*Amtsgericht*) in Frankfurt am Main shall, in urgent cases, make the necessary appointments upon motion by any party concerned (Section 85 of the German Stock Corporation Act).

Pursuant to the German Banking Act (*Kreditwesengesetz*) evidence must be provided to the BaFin and the Deutsche Bundesbank that the member of the Management Board has adequate theoretical and practical experience of the businesses of the Bank as well as managerial experience before the member is appointed (Sections 24 (1) No. 1 and 33 (2) of the Banking Act).

The Supervisory Board may revoke the appointment of an individual as member of the Management Board or as Chairperson of the Management Board for good cause. Such cause includes in particular a gross breach of duties, the inability to manage the Bank properly or a vote of no-confidence by the General Meeting, unless such vote of no-confidence was made for obviously arbitrary reasons.

RULES GOVERNING THE AMENDMENT OF THE ARTICLES OF ASSOCIATION

Any amendment of the Articles of Association requires a resolution of the General Meeting (Section 179 of the Stock Corporation Act). The authority to amend the Articles of Association in so far as such amendments merely relate to the wording, such as changes of the share capital as a result of the issuance of authorized capital, has been assigned to the Supervisory Board by the Articles of Association of Deutsche Bank (Section 20 (3)). Pursuant to the Articles of Association, the resolutions of the General Meeting are taken by a simple majority of votes and, in so far as a majority of capital stock is required, by a simple majority of capital stock, except where law determines otherwise (Section 20 (1)). Amendments to the Articles of Association become effective upon their entry in the Commercial Register (Section 181 (3) of the Stock Corporation Act).

POWERS OF THE MANAGEMENT BOARD TO ISSUE OR BUY BACK SHARES

Deutsche Bank's share capital may be increased by issuing new shares for cash and in some circumstances for non-cash consideration. At December 31, 2006, Deutsche Bank had authorized but unissued capital of €426,000,000 which may be issued at various dates through April 30, 2009 as follows.

Authorized capital	Expiration date
€ 100,000,000	April 30, 2007
€ 128,000,000[1]	April 30, 2008
€ 198,000,000	April 30, 2009

1 Capital increase may be affected for noncash contributions with the intent of acquiring a company or holdings in companies.

The Annual General Meeting on June 2, 2004 authorized the Management Board to issue once or more than once, bearer or registered participatory notes with bearer warrants and/or convertible participatory notes, bonds with warrants, and/or convertible bonds on or before April 30, 2009. For this purpose share capital was increased conditionally by up to € 150,000,000.

The Annual General Meeting of June 1, 2006 authorized the Management Board pursuant to Section 71 (1) No. 7 of the Stock Corporation Act to buy and sell, for the purpose of securities trading, own shares of Deutsche Bank AG on or before October 31, 2007, at prices which do not exceed or fall short of the average of the share prices (closing auction prices of the Deutsche Bank share in Xetra trading and/or in a comparable successor system on the Frankfurt Stock Exchange) on the respective three preceding stock exchange trading days by more than 10 per cent. In this context, the shares acquired for this purpose may not, at the end of any day, exceed 5 per cent of the share capital of Deutsche Bank AG.

The Annual General Meeting of June 1, 2006 authorized the Management Board pursuant to Section 71 (1) No. 8 of the Stock Corporation Act to buy, on or before October 31, 2007, own shares of Deutsche Bank AG in a total volume of up to 10 per cent of the present share capital. Together with own shares acquired for trading purposes and/or for other reasons and which are from time to time in the company's possession or attributable to the company pursuant to Sections 71a sq. of the Stock Corporation Act, the own shares purchased on the basis of this authorization may not at any time exceed 10 per cent of the company's share capital. The own shares may be bought through the stock exchange or by means of a public purchase offer to all shareholders. In the case of purchase through the stock exchange, the company may use the services of third parties and employ derivatives, provided the third parties observe the following restrictions. The countervalue for the purchase of shares (excluding ancillary purchase costs) through the stock exchange may not be more than 10 per cent higher or more than 20 per cent lower than the average of the share prices (closing auction prices of the Deutsche Bank share in Xetra trading and/or in a comparable successor system on the Frankfurt Stock Exchange) on the last three stock exchange trading days before the obligation to purchase. In the case of a public purchase offer, it may not be more than 15 per cent higher or more than 10 per cent lower than the average of the share prices (closing auction prices of the Deutsche Bank share in Xetra trading and/or in a comparable successor system on the Frankfurt Stock Exchange) on the last three stock exchange trading days before the day of publication of the offer. If the volume of shares offered in a public purchase offer exceeds the planned buyback volume, acceptance must be in proportion to the shares offered in each case. The preferred acceptance of small quantities of up to 50 of the company's shares offered for purchase per shareholder may be provided for.

The Management Board has also been authorized to dispose, with the Supervisory Board's consent, of the purchased shares and of any shares purchased on the basis of previous authorizations pursuant to Section 71 (1) No. 8 of the Stock Corporation Act in a way other than through the stock exchange or by an offer to all shareholders, provided this is done against contribution in kind and excluding shareholders' pre-emptive rights for the purpose of acquiring companies or shareholdings in companies. In addition, the Management Board is authorized, in case it disposes of acquired own shares by offer to all shareholders, to grant to the holders of the warrants, convertible bonds and convertible participatory rights issued by the company pre-emptive rights to the extent that they would be entitled to such rights if they exercised their option and/or conversion rights. Shareholders' pre-emptive rights are excluded for these cases and to this extent. The Management Board has also been authorized to exclude shareholders' pre-emptive rights in so far as the shares are to be used for the issue of staff shares to employees and retired employees of the company and of companies related to it, or in so far as they are to be used to service option rights on and/or rights or duties to purchase shares of the company granted to employees of the company and of companies related to it.

Furthermore, the Management Board has been authorized to sell the shares to third parties against cash payment with the exclusion of shareholders' pre-emptive rights if the purchase price is not substantially lower than the price of the shares on the stock exchange at the time of sale. Use may only be made of this authorization if it has been ensured that the number of shares sold on the basis of this authorization together with shares issued from authorized capital with the exclusion of shareholders' pre-emptive rights pursuant to Section 186 (3) sentence 4 of the Stock Corporation Act does not exceed 10 per cent of the company's share capital at the time of the issue and/or sale of shares.

The Management Board has also been authorized to cancel shares acquired on the basis of this authorization without the execution of this cancellation process requiring a further resolution by the General Meeting.

SIGNIFICANT AGREEMENTS WHICH TAKE EFFECT, ALTER OR TERMINATE UPON A CHANGE OF CONTROL OF THE COMPANY FOLLOWING A TAKEOVER BID

Significant agreements which take effect, alter or terminate upon a change of control of the company following a takeover bid have not been entered into.

AGREEMENTS FOR COMPENSATION IN CASE OF A TAKEOVER BID

If a member of the Management Board leaves the bank within the framework of a change of control, he receives a one-off compensation payment described in greater detail in the following Compensation Report.

If the employment relationship with certain executives with global or strategically important responsibility is terminated within a defined period within the scope of a change of control, without cause or without a reason for which the executives are responsible, or if these executives terminate their employment relationship because the company has taken certain measures leading to reduced responsibilities, the executives are entitled to a severance payment. The calculation of the severance payment is, in principle, based on the total remuneration (base salary as well as variable – cash and equity-based – compensation) granted in the past.

COMPENSATION REPORT

The Compensation Report explains the principles applied in determining the compensation of the members of the Management Board and Supervisory Board of Deutsche Bank AG as well as the structure and amount of the Management Board members' compensation. This Compensation Report has been prepared in accordance with the requirements of Germany's new Act on Disclosure of Management Board Compensation (VorstOG) as well as the recommendations of the German Corporate Governance Code.

The individualized disclosure of the compensation of our Management Board members has been adjusted to the new requirements of the Act on Disclosure of Management Board Compensation (VorstOG), sub-divided into non-performance-related and performance-related components as well as components with long-term incentives.

PRINCIPLES OF THE COMPENSATION SYSTEM FOR MANAGEMENT BOARD MEMBERS

The Chairman's Committee of the Supervisory Board is responsible for determining the structure and amount of compensation of the members of the Management Board. The structure of the Management Board's compensation is discussed and reviewed regularly by the Supervisory Board in full session on the basis of recommendations by the Chairman's Committee.

For the 2006 financial year, the members of the Management Board received compensation (including the performance-related components paid in 2007 for the 2006 financial year) for their service on the Management Board in a total amount of €32,901,538. This aggregate compensation consisted of the following, primarily performance-related components:

in €	2006
Non-performance-related components:	
Salary	4,081,111
Other benefits	526,369
Performance-related components	18,332,086
Components with long-term incentives	9,961,972
Total compensation	**32,901,538**

This presentation conforms with the reward components defined in the German Act on the Disclosure of Management Board Compensation (VorstOG). The individual positions are therefore not directly comparable in all cases with the prior-year figures published in our 2005 Financial Report. The aggregate compensation taking into account the expense booked in the 2006 financial year for long-term incentive components granted in the financial year 2006 and in previous years amounted to € 26,835,169.

We have entered into service agreements with members of our Management Board. These agreements established the following principal elements of compensation:

NON-PERFORMANCE-RELATED COMPONENTS. The non-performance-related components comprise the salary and other benefits.

The members of the Management Board receive a salary which is determined on the basis of an analysis of salaries paid to executive directors at a selected group of comparable international companies. The salary is disbursed in monthly installments.

Other benefits comprise the monetary value of non-cash benefits such as company cars and driver services, insurance premiums, expenses for company-related social functions and security measures, including payments, if applicable, of taxes on these benefits.

PERFORMANCE-RELATED COMPONENTS. The performance-related components comprise a cash bonus payment and the mid-term incentive ("MTI"). The annual cash bonus payment is based primarily on the achievement of our planned return on equity. As further part of the variable compensation, Management Board members receive a performance-related mid-term incentive which reflects, for a rolling two year period, the ratio between our total shareholder return and the corresponding average figure for a selected group of comparable companies. The MTI payment consists of a cash payment (approximately one third) and equity-based compensation elements (approximately two thirds), which contain long-term risk components, which are discussed in the following paragraph.

COMPONENTS WITH LONG-TERM INCENTIVES. As part of their mid-term incentives, members of the Management Board receive equity-based compensation elements (DB Equity Units) under the DB Global Partnership Plan. The ultimate value of the equity-based compensation elements to the members of the Management Board will depend on the price of Deutsche Bank shares upon their delivery, so that these have a long-term incentive effect.

In February 2007, members of the Management Board were granted a total of 91,821 equity rights (DB Equity Units) for their performance in the 2006 financial year. With receipt subject to certain conditions, the shares from these rights will be delivered on August 1, 2010.

For further information on the terms of our DB Global Partnership Plan, pursuant to which these equity rights (DB Equity Units) are issued, see Note [20] to the consolidated financial statements.

MANAGEMENT BOARD COMPENSATION

Our Management Board members received the following compensation components for their service on the Management Board for the year 2006:

Members of the Management Board in €	Non-performance-related components		Performance-related components	Components with long-term incentives[2]	Total Compensation
	Salary	Other benefits[1]			
Dr. Josef Ackermann	1,150,000	156,930	8,134,813	3,770,000	13,211,743
Dr. Hugo Bänziger[3]	528,889	40,359	1,615,194	1,117,278	3,301,720
Dr. Clemens Börsig[4]	273,333	51,555	1,197,009	577,416	2,099,313
Anthony Di Iorio[3]	528,889	35,217	1,615,194	1,117,278	3,296,578
Dr. Tessen von Heydebreck	800,000	147,918	2,884,938	1,690,000	5,522,856
Hermann-Josef Lamberti	800,000	94,390	2,884,938	1,690,000	5,469,328

1 Unlike last year, other benefits are reported on an individualized basis.

2 The number of DB Equity Units granted to each member was determined by dividing such euro amounts by € 108.49, the closing price of our shares on February 1, 2007. As a result, the number of DB Equity Units granted to each member was as follows: Dr. Josef Ackermann: 34,749, Dr. Hugo Bänziger: 10,298, Dr. Clemens Börsig: 5,322, Anthony Di Iorio: 10,298, Dr. Tessen von Heydebreck: 15,577, and Hermann-Josef Lamberti: 15,577. The expense in the 2006 financial year for the long-term incentive components of compensation granted in the 2006 financial year and in prior years for their service on the Management Board was as follows: Dr. Josef Ackermann: € 1,918,067, Dr. Clemens Börsig: € 255,234, Dr. Tessen von Heydebreck: € 861,151, and Hermann-Josef Lamberti: € 861,151.

3 Member of the Management Board since May 4, 2006.

4 Member of the Management Board until May 3, 2006.

Management Board members did not receive any compensation for mandates on boards of our Group's own companies.

The active members of the Management Board are entitled to a pension based on a defined contribution plan. In its structure, the plan corresponds to the general pension plan for our employees. Under this defined contribution pension plan, a personal pension account has been set up for each member of the Management Board. A payment is made annually by us into this pension account. This annual payment is calculated using an individual contribution rate on the basis of each member's base salary and bonus up to a defined ceiling and accrues interest, determined by means of an age-related factor, at an average rate of 6 % up to the age of 60. From the age of 61 on, the pension account is credited with an annual interest payment of 6 % up to the date of retirement. The annual payments, taken together, form the pension amount which is available to pay the future pension benefit. The pension may fall due for payment after a member has left the Management Board, but before a pension event (age limit, disability or death) has occurred. The pension right is vested from the start.

For the 2006 financial year, the annual payments made by us under this plan were € 379,500 for Dr. Ackermann, € 158,668 for Dr. Bänziger, € 302,000 for Dr. Börsig, € 79,334 for Mr. Di Iorio, € 333,605 for Dr. von Heydebreck and € 440,000 for Mr. Lamberti. Dr. Ackermann, Dr. von Heydebreck and Mr. Lamberti are also entitled, in principle, after they have left the Management Board, to a monthly pension payment of € 29,400 each under a discharged prior pension entitlement. The different sizes of the annual payments are due to the respective age-related factors, the different contribution rates and the individual pensionable compensation amounts. A further factor is that Dr. Bänziger and Mr. Di Iorio joined the Management Board during the year and Dr. Börsig left the Management Board during the year, as a result of which their contribution periods were shorter.

Pursuant to the service agreements concluded with each of the Management Board members, they are entitled to receive a severance payment upon a premature termination of the service agreement at our initiative, without us having been entitled to give notice of summary dismissal for cause. The severance payment comprises the salary for the remaining term of the contract, as well as the average bonus and MTI paid in the last three years for a period of up to one year.

If a Management Board member leaves office he is entitled, for a period of six months, to a transition payment consisting of his salary and target bonus. Exceptions to this arrangement exist where, for instance, the Management Board member gives cause for summary dismissal. If a Management Board member, whose appointment was in force at the beginning of 2006, leaves after reaching the age of 60, he is subsequently entitled, in principle, directly after the end of the six-month transition period, to payment of first 75 % and then 50 % of the sum of his salary and target bonus, each for a period of 24 months. The transition payment ends no later than six months after the end of the General Meeting in the year in which the Board member reaches his 65th birthday.

If a Management Board member's departure is in connection with a change of control, he is entitled to receive his contractual compensation for the remaining period of his appointment, or if such period is less than three years, three times his compensation, in the form of a one-time payment. The payment is calculated on the basis of the compensation (salary, bonus and MTI) received in the last full calendar year before the departure. Any rights under the DB Global Partnership Plan will remain in place.

Dr. Clemens Börsig, a former member of the Management Board, left that Board effective May 3, 2006 at the request of the Supervisory Board to join the Supervisory Board and become its Chairman. The agreement negotiated with him, before May 3, 2006, in consideration for his leaving the Management Board at our request, prior to the end of his contract in 2010 and without cause, provides for periodic payments over the remaining term of his original contract which in the aggregate amount to € 15.0 million. As part of the agreement, Dr. Börsig also agreed to a non-compete arrangement. In settlement of his contractual pension rights, an amount of € 3.0 million will be added to the existing balance in his defined contribution pension account no later than December 31, 2008.

The total compensation paid to former Management Board members or their surviving dependents in 2006 amounted to an aggregate of € 27,453,021.

PRINCIPLES OF THE COMPENSATION SYSTEM FOR SUPERVISORY BOARD MEMBERS

The compensation of Supervisory Board members is set forth in our Articles of Association, which our shareholders amend from time to time at their Annual General meetings. Such compensation provisions were last amended at our Annual General Meeting on June 10, 2003.

For 2006, the following compensation policies apply. The compensation generally consists of a fixed remuneration of € 30,000 per year (plus value-added tax (Umsatzsteuer), currently 19 %) and a dividend-based bonus of € 1,000 per year for every full or fractional € 0.05 increment by which the dividend we distribute to our shareholders exceeds € 0.15 per share. We increase both the fixed remuneration and the dividend-based bonus of each Supervisory Board member by 25 % for each committee on which the Supervisory Board member sits, except that for the chair of a committee the rate of increment is 50 % and if the committee chairperson is not identical with the Supervisory Board chairperson the rate of increment is 75 %. These amounts are based on the premise that the respective committee has met during the financial year. We pay the chairperson of the Supervisory Board three times the total compensation of a regular member, and we pay the deputy chairperson one and a half times the total compensation of a regular member. The members of the Supervisory Board also receive an annual remuneration linked to our long-term performance; this remuneration varies in size depending on how the ratio between the total return on our shares – based on share price development, dividend and capital actions – and the average total return of shares of a group of peer companies currently consisting of Citigroup Inc., Credit Suisse Group, JPMorgan Chase & Co., Merrill Lynch & Co. Inc. and UBS AG, has developed in the three financial years immediately preceding the year for which the remuneration is paid. If the ratio lies between –10 % and +10 %, each member receives an amount of € 15,000; if our shares outperform the peer group by 10 % to 20 %, the payment increases to € 25,000; and in case of a more than 20 % higher performance it rises to € 40,000. The members of the Supervisory Board receive a meeting fee of € 1,000 for each meeting of the Supervisory Board and its committees in which they take part. In addition, in our interest, the members of the Supervisory Board will be included in any financial liability insurance policy held in an appropriate amount by us, with the corresponding premiums being paid by us.

We also reimburse members of the Supervisory Board for all cash expenses and any value-added tax (Umsatzsteuer) they incur in connection with their roles as members of the Supervisory Board. Employee-elected members of the Supervisory Board also continue to receive their employee benefits. For Supervisory Board members who served on the board for only part of the year, we pay a fraction of their total compensation based on the number of months they served, rounding up or down to whole months.

SUPERVISORY BOARD COMPENSATION

We compensate our Supervisory Board members after the end of each fiscal year. In January 2007, we paid each Supervisory Board member the fixed portion of their remuneration for their services in 2006 and their meeting fees. In addition, we will pay each of them for their services in 2006 a remuneration linked to our long-term performance of € 15,000 as well as a dividend-based bonus. The following table shows the individual remuneration of the members of the Supervisory Board for their services in 2006 (excluding value-added tax), assuming that the Annual General Meeting in May 2007 approves the proposed dividend of € 4.00 per share.

Members of the Supervisory Board	Compensation for fiscal year 2006			
in €	**Fixed**	**Variable**	**Meeting fee**	**Total**
Dr. Clemens Börsig[1]	85,000	228,167	11,000	324,167
Dr. Rolf-E. Breuer[2]	42,500	114,083	10,000	166,583
Heidrun Förster	60,000	169,000	16,000	245,000
Dr. Karl-Gerhard Eick	52,500	149,750	10,000	212,250
Klaus Funk[3]	2,500	7,667	1,000	11,167
Ulrich Hartmann	37,500	111,250	9,000	157,750
Gerd Herzberg[4]	17,500	53,667	2,000	73,167
Sabine Horn	37,500	111,250	11,000	159,750
Rolf Hunck	37,500	111,250	10,000	158,750
Sir Peter Job	45,000	130,500	16,000	191,500
Prof. Dr. Henning Kagermann	37,500	111,250	10,000	158,750
Ulrich Kaufmann	37,500	111,250	11,000	159,750
Peter Kazmierczak[5]	27,500	84,333	5,000	116,833
Prof. Dr. Paul Kirchhof[6]	15,000	46,000	2,000	63,000
Maurice Lévy[7]	17,500	53,667	2,000	73,167
Henriette Mark	30,000	92,000	5,000	127,000
Margret Mönig-Raane[8]	12,500	38,333	2,000	52,833
Prof. Dr. jur. Dr.-Ing. E.h. Heinrich von Pierer	37,500	111,250	11,000	159,750
Gabriele Platscher	30,000	92,000	6,000	128,000
Karin Ruck	30,000	92,000	6,000	128,000
Theo Siegert[9]	12,500	38,333	2,000	52,833
Tilman Todenhöfer	37,500	111,250	11,000	159,750
Dipl.-Ing. Dr.-Ing. E.h. Jürgen Weber	30,000	92,000	5,000	127,000
Dipl.-Ing. Albrecht Woeste[8]	12,500	38,333	3,000	53,833
Leo Wunderlich	30,000	92,000	6,000	128,000
Total	**815,000**	**2,390,583**	**183,000**	**3,388,583**

1 New member since May 4, 2006.
2 Member until May 3, 2006.
3 Member until February 1, 2006.
4 New member since June 2, 2006.
5 New member since February 1, 2006.
6 Member until July 15, 2006.
7 New member since June 1, 2006.
8 Member until June 1, 2006.
9 New member since July 16, 2006.

EMPLOYEES AND SOCIAL RESPONSIBILITY

EMPLOYEES

As of December 31, 2006, we employed a total of 68,849 staff members as compared to 63,427 as of December 31, 2005. We calculate our employee figures on a full-time equivalent basis, meaning we include proportionate numbers of part-time employees.

The following table shows our numbers of full-time equivalent employees as of December 31, 2006 and 2005.

Employees[1]	Dec 31, 2006	Dec 31, 2005
Germany	26,401	26,336
Europe (outside Germany)[2]	19,923	18,444
Asia-Pacific	10,825	7,169
North America[3]	11,306	11,134
South America	394	345
Total employees	**68,849**	**63,427**

1 Full-time equivalent employees.
2 Includes a small number of employees in Africa.
3 Primarily the United States.

The number of our employees increased in 2006 by 5,422, or 8.5 %, to 68,849 employees. This increase is attributable mainly to the implementation of the growth initiatives in the business divisions. At the same time, jobs were created at less expensive locations, especially in the infrastructure group. Most of this expansion took place in the growth markets of the Asia-Pacific region. The region's share of total staff increased from 11.3 % (2005) to 15.7 % (2006).

CORPORATE CITIZENSHIP

The assumption of social responsibility is a prerequisite for the generation of value for shareholders. As a good corporate citizen, we are more than glad to accept our responsibility for our society. We are committed to improving educational prospects for young people and are there to provide assistance to victims of natural disasters that often affect entire regions. We consider it our duty to support our employees in various ways in their active social commitment. Expenditure on Deutsche Bank's commitment to society and its worldwide foundations amounted to almost € 85 million in 2006.

For more information see our Corporate Social Responsibility Report that can be downloaded at our website http://www.db.com/csr/en.

SUBSEQUENT EVENTS

There have been no subsequent events after December 31, 2006.

SIGNIFICANT ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES

We have prepared our consolidated financial statements in accordance with U.S. GAAP. Our significant accounting policies, as described in Note [1] to the consolidated financial statements, are essential to understanding our reported results of operations and financial condition. Certain of these accounting policies require critical accounting estimates that involve complex and subjective judgments and the use of assumptions, some of which may be for matters that are inherently uncertain and susceptible to change. Such critical accounting estimates could change from period to period and have a material impact on our financial condition, changes in financial condition or results of operations. Critical accounting estimates could also involve estimates where management could have reasonably used another estimate in the current accounting period. Actual results may differ from these estimates if conditions or underlying circumstances were to change.

We review the selection of these policies and the application of these critical accounting estimates with our Audit Committee. We have identified the following significant accounting policies that involve critical accounting estimates:

— Fair value estimates
— allowance for loan losses
— impairment of assets other than loans
— deferred tax assets valuation allowance
— legal, regulatory and tax contingencies.

For more information on critical accounting estimates, see the respective section of our Form 20-F of March 27, 2007.

RECENT ACCOUNTING DEVELOPMENTS

SFAS 158

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans" ("SFAS 158") which requires an employer to recognize the overfunded or underfunded status of a defined benefit plan as an asset or liability in its consolidated balance sheet. Under SFAS 158, actuarial gains and losses and prior service costs or credits that have not yet been recognized through earnings as net periodic benefit cost will be recognized in other comprehensive income, net of tax, until they are amortized as a component of net periodic benefit cost. SFAS 158 is effective as of the end of the fiscal year ending after December 15, 2006 and shall not be applied retrospectively. Upon adoption of SFAS 158, we recognized a charge to Accumulated other comprehensive income of € 799 million, before related taxes.

SAB 108

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). SAB 108 provides guidance on how prior year misstatements, when they are identified, should be considered in the current year financial statements. The SAB requires registrants to quantify misstatements using both a balance sheet and an income statement approach and evaluate whether either approach results in quantifying a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. SAB 108 does not change the guidance in SAB 99, "Materiality", when evaluating the materiality of misstatements. SAB 108 is effective for fiscal years ending after November 15, 2006. Upon initial application, SAB 108 permits a one-time cumulative effect adjustment to beginning retained earnings. No adjustment was required to beginning retained earnings as a result of the adoption of SAB 108.

FSP FIN 46(R)-6

In April 2006, the FASB issued FSP FIN 46(R)-6, "Determining the Variability to Be Considered in Applying FASB Interpretation No. 46(R)" ("FSP FIN 46(R)-6"). FSP FIN 46(R)-6 addresses whether certain arrangements associated with variable interest entities should be treated as variable interests or considered as creators of variability, and indicates that the variability to be considered shall be based on an analysis of the design of the entity. FSP FIN 46(R)-6 is required to be applied prospectively to all entities with which we first become involved and to all entities previously required to be analyzed under FIN 46(R) upon the occurrence of certain events, beginning the first day of the first reporting period after June 15, 2006. The adoption of FSP FIN 46(R)-6 did not have a material impact on our consolidated financial statements.

FSP FTB 85-4-1

In March 2006, the FASB issued FSP FTB 85-4-1, "Accounting for Life Settlement Contracts by Third-Party Investors" ("FSP FTB 85-4-1"). FSP FTB 85-4-1 requires that purchased life settlement contracts, which are contracts between the owner of a life insurance policy and a third party investor, are measured at either fair value or by applying the investment method, whereas previously such contracts were held at the lower of cash surrender value and cost. Under the investment method, a life settlement contract is initially recorded at the transaction price plus all initial direct external costs; continuing costs to keep the policy in force are capitalized; and a gain is only recognized when the insured dies. The fair value method or the investment method is permitted to be elected on an instrument-by-instrument basis, and we elected to apply the fair value method to all life settlement contracts including those held at January 1, 2006. A cumulative effect adjustment to beginning retained earnings of € 13 million was recognized as of January 1, 2006 relating to the life settlement contracts held at this date.

EITF 05-5

In June 2005, the FASB ratified the consensus reached in EITF Issue No. 05-5, "Accounting for Early Retirement or Postemployment Programs with Specific Features (Such As Terms Specified in Altersteilzeit Early Retirement Arrangements)" ("EITF 05-5"). Under EITF 05-5 salaries, bonuses and additional pension contributions associated with certain early retirement arrangements typical in Germany (as well as similar programs) should be recognized over the period from the point at which the Altersteilzeit period begins until the end of the active service period. Previously, we had recognized the expense based on an actuarial valuation upon signature of the Altersteilzeit contract by the employee. The EITF also specifies the accounting for government subsidies related to these arrangements. EITF 05-5 is effective in fiscal years beginning after December 15, 2005. We adopted EITF 05-5 on January 1, 2006, and recognized a gain of € 4 million, net of taxes, as a cumulative effect of a change in accounting principle.

SFAS 154

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections – A Replacement of APB Opinion No. 20 and FASB Statement No. 3" ("SFAS 154"). SFAS 154 replaces APB Opinion No. 20, "Accounting Changes" ("APB 20") and FASB Statement No. 3, "Reporting Accounting Changes in Interim Financial Statements," and changes the requirements for the accounting for and reporting of a change in accounting principle. APB 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS 154 requires retrospective application to prior periods' financial statements for voluntary changes in accounting principle and for changes required by new accounting pronouncements that do not include specific transition provisions, unless such application is impracticable. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of SFAS 154 did not have a material impact on our consolidated financial statements.

SFAS 123 (REVISED 2004)

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123(R)"). SFAS 123(R) replaces SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees". The new standard requires companies to recognize compensation cost relating to share-based payment transactions in their financial statements. That cost is to be measured based on the fair value of the equity or liability instruments issued. Starting January 1, 2003, we accounted for our share-based compensation awards under the fair value method prescribed under SFAS 123. The method was applied prospectively for all employee awards granted, modified or settled after January 1, 2003. Currently, we use a Black-Scholes option pricing model to estimate the fair value of stock options granted to employees and expect to continue to use this option valuation model upon the adoption of SFAS 123(R). SFAS 123(R) also includes some changes regarding the timing of expense recognition, the treatment of forfeitures and the re-measurement of liability classified awards at their current fair value. SFAS 123(R) indicates that it is effective for reporting periods beginning after June 15, 2005.

In March 2005, the SEC released Staff Accounting Bulletin No. 107, "Share-Based Payment" ("SAB 107"), which provides interpretive guidance related to the interaction between SFAS 123(R) and certain SEC rules and regulations. It also provides the SEC staff's views regarding valuation of share-based payment arrangements. In April 2005, the SEC amended the compliance dates for SFAS 123(R), to allow companies to implement the standard at the beginning of their next fiscal year, instead of the next reporting period beginning after June 15, 2005. Accordingly, we adopted SFAS 123(R) effective January 1, 2006. For transition purposes, we elected the modified prospective application method. Under this application method, SFAS 123(R) applies to new awards and to awards modified, repurchased, or cancelled after the required effective date.

Upon adoption on January 1, 2006, we recognized a gain of €42 million, net of taxes, as a cumulative effect of a change in accounting principle. This effect relates to an adjustment of accrued compensation costs, which under SFAS 123(R) are required to be based on the estimated number of share-based payment awards to vest, with consideration of expected forfeitures. Under SFAS 123, we had accounted for forfeitures on an actual basis, and therefore had reversed compensation expense in the period an award was forfeited. Compensation expense for future awards granted in relation to annual bonuses, but which include a vesting period, will no longer be recognized in the applicable performance year as part of compensation earned for that year.

In addition, as a result of adopting SFAS 123(R), certain balance sheet amounts associated with share-based compensation costs have been reclassified within the equity section of the balance sheet. This change in presentation had no net effect on our total equity. Effective January 1, 2006, deferred compensation (representing unearned costs of share-based payments) and common shares issuable are presented on a net basis, with the net amount being reclassified into additional paid-in capital.

Prior to the adoption of SFAS 123(R), we had recognized compensation cost for all awards granted as a retention incentive over the vesting period. With the adoption of SFAS 123(R), we have accelerated the expense accrual for awards granted in February 2006 which, due to early retirement provisions, are determined to include a nominal, but nonsubstantive service period. The expense recognized for these awards was €21 million. For awards granted prior to the adoption of SFAS 123(R), the accounting remains unchanged.

If compensation expense for such awards had previously been recognized on an accelerated basis, the additional compensation expense recognized for the years ended December 31, 2005, 2004 and 2003 would have been € 101 million, € 177 million and € 130 million, respectively. Had accelerated recognition of compensation expense been made in the earlier years, the compensation expense recognized for the year ended December 31, 2006 for such awards would have been € 230 million less than the actual compensation expense.

On November 10, 2005, the FASB released the final FASB Staff Position No. FAS 123(R)-3, "Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards" ("FSP FAS 123(R)-3"), which provides a practical transition election related to the calculation of excess tax benefits available to absorb tax deficiencies recognized subsequent to the adoption of SFAS 123(R) (that is, the additional paid-in-capital (APIC) pool). We elected to follow the alternative transition method as permitted by the FSP.

EITF 03-1, FSP EITF 03-1-1 AND FSP FAS 115-1 AND FAS 124-1

In March 2004, the FASB ratified the consensus reached in EITF Issue No. 03–1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("EITF 03–1"). The decisions established a common approach to evaluating other-than-temporary impairment for equity securities accounted for at cost, and debt and equity securities available for sale. In September 2004, the FASB issued a final FASB Staff Position No. EITF 03–1–1 ("FSP EITF 03–1–1"), which delayed the effective date for the measurement and recognition guidance included in EITF 03–1. The disclosure requirements under EITF 03–1 were effective beginning December 31, 2004.

In June 2005, the FASB decided not to provide additional guidance on the meaning of other-than-temporary impairment, but directed its staff to issue FSP FAS 115–1 and FAS 124-1. The final FSP FAS 115–1 and FAS 124-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments," was issued in November 2005 and nullified certain provisions of EITF 03-1. FSP FAS 115-1 and FAS 124-1 require reference to existing accounting guidance when assessing whether impairment is other-than-temporary.

FSP EITF 03-1-1, and hence the delay of the effective date for the measurement and recognition guidance included in EITF 03–1, was superseded with the final issuance of FSP FAS 115–1 and FAS 124-1, which is effective for fiscal years beginning after December 15, 2005. The adoption of FSP FAS 115–1 and FAS 124-1 did not have an impact on our consolidated financial statements.

SFAS 159

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159") which permits entities, at specified election dates, to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The fair value option is applied on an instrument-by-instrument basis, is irrevocable and can only be applied to an entire instrument and not to specified risks, specific cash flows, or portions of that instrument. Unrealized gains and losses on items for which the fair value option has been elected will be reported in earnings at each subsequent reporting date and upfront fees and costs related to those items will be recognized in earnings as incurred and not deferred. SFAS 159 is effective in fiscal years beginning after November 15, 2007 and may not be applied retrospectively. For eligible items to which we elect to apply the fair value option as of the effective date, the effect of the first remeasurement to fair value is reported as a cumulative effect adjustment to the opening balance of retained earnings. We are currently evaluating the potential impact that the adoption of SFAS 159 will have on our consolidated financial statements.

SFAS 157

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value under other accounting pronouncements that permit or require fair value measurements, changes the methods used to measure fair value and expands disclosures about fair value measurements. In particular, disclosures are required to provide information on the extent to which fair value is used to measure assets and liabilities; the inputs used to develop measurements; and the effect of certain of the measurements on earnings (or changes in net assets). SFAS 157 also nullifies the specific guidance in EITF Issue No. 02-3, "Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities" which prohibited the recognition of gains and losses at the inception of a derivative transaction in the absence of observable market data. SFAS 157 eliminates the use of a blockage factor for fair value measurements of financial instruments trading in an active market. SFAS 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. We are currently evaluating the potential impact, if any, that the adoption of SFAS 157 will have on our consolidated financial statements.

FIN 48

In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation also provides guidance on derecognition, classification, interest (that we will classify in our financial statements as interest expense, consistent with our current accounting policy) and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective in fiscal years beginning after December 15, 2006. The provisions of FIN 48 are to be applied to all tax positions upon initial adoption, with the cumulative effect adjustment reported as an adjustment to the opening balance of retained earnings. The cumulative effect of less than € 5 million will be recognized as a decrease to beginning retained earnings on the adoption of FIN 48 on January 1, 2007.

SFAS 156

In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets" ("SFAS 156"). SFAS 156 addresses the accounting for recognized servicing assets and servicing liabilities related to certain transfers of the servicer's financial assets and for acquisitions or assumptions of obligations to service financial assets that do not relate to the financial assets of the servicer and its related parties. SFAS 156 requires that all recognized servicing assets and servicing liabilities are initially measured at fair value, and subsequently measured at either fair value or by applying an amortization method for each class of recognized servicing assets and servicing liabilities. SFAS 156 is effective in fiscal years beginning after September 15, 2006. The adoption of SFAS 156, on January 1, 2007, is not expected to have a material impact on our consolidated financial statements.

SFAS 155

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments" ("SFAS 155"). SFAS 155 allows any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," to be carried at fair value in its entirety, with changes in fair value recognized in earnings. In addition, SFAS 155 requires that beneficial interests in securitized financial assets be analyzed to determine whether they are freestanding derivatives or contain an embedded derivative. SFAS 155 also eliminates a prior restriction on the types of passive derivatives that a qualifying special purpose entity is permitted to hold. SFAS 155 is applicable to new or modified financial instruments in fiscal years beginning after September 15, 2006, though the provisions related to fair value accounting for hybrid financial instruments can also be applied to existing instruments. We will recognize a cumulative effect adjustment of €41 million as a decrease to beginning retained earnings on the adoption of SFAS 155 on January 1, 2007.

IFRS

REGULATIONS REGARDING IFRS

In accordance with EU and German regulations, we will adopt International Financial Reporting Standards (IFRS) in our consolidated financial statements filed with the EU and German regulatory authorities for fiscal years starting January 1, 2007 (with 2006 comparative figures).

We will also adopt IFRS as our basis of reporting in future SEC filings. Financial statements prepared according to IFRS are accepted in SEC filings provided a reconciliation between U.S. GAAP and IFRS net income and shareholders' equity is disclosed as supplemental information.

IFRS PROJECT

We commenced preparations for the conversion to IFRS in 2004. A dedicated project team was assembled and separate work streams were established to handle the various aspects of the conversion. The objective of the project was to ensure a structured and well-considered approach to implementation. The project involved all business areas and group functions.

The project began with the identification of the differences between U.S. GAAP and IFRS to determine the key financial, business and system impacts. Accounting decisions were made where IFRS offers accounting choices. In addition, technical guidance was provided to business areas and group functions to ensure accurate and consistent application. This is in the process of being documented in an accounting and reporting manual.

In 2005, we made the key changes to required accounting and reporting procedures, and consolidation systems. Other system changes have been identified and these were implemented in 2006 to automate further the IFRS requirements.

In order to provide shareholders with comparative data as required by IFRS 1, we collected 2006 IFRS data in parallel to the U.S. GAAP data.

The project is designed to ensure readiness for adoption of IFRS by all relevant parties and includes providing the necessary education.

The project has advanced according to plan and is monitored via normal project controls and change management and is substantially completed. We are on track to meet all requirements for financial reporting under IFRS in 2007.

MAIN DIFFERENCES BETWEEN IFRS AND U.S. GAAP

Although IFRS and U.S. GAAP are similar in many ways and the IASB and FASB are committed to convergence, currently several differences remain for financial institutions, with the major differences relating to financial instrument classification and measurement, financial instrument recognition and derecognition, and consolidation assessments.

In addition, the use of the initial adoption exemptions, as allowed by IFRS 1, "First-Time Adoption of International Financial Reporting Standards", may create differences, such as the recognition of cumulative actuarial gains and losses on defined benefit plans in equity at the transition date.

OUTLOOK

THE GLOBAL ECONOMY

The global economy's robust growth during 2006 is expected to continue in the near term, although the pace of growth may moderate to just over 4 % in 2007, compared to 5 % in 2006. Slower growth is foreseen in the U.S. economy, where rises in interest rates will impact the housing sector and consumer spending. The Eurozone is expected to grow at a slightly lower rate than the 2.7 % achieved in 2006. In the Eurozone's largest economy, Germany, the economy will continue to benefit from the factors which contributed to solid growth last year: strong exports, corporate confidence, capital investment, and recovery in the construction sector; nevertheless, the recent 3 % increase in Value Added Tax rate may dampen consumer spending.

Emerging growth economies will again be important contributors to global economic performance. China and India are expected to grow at 9 % and 8 % respectively, sustaining the strong momentum achieved in 2006, underpinning continued demand for energy and other commodities. Growth in other emerging economies, and energy-producing nations, is also expected to remain strong. The leading corporations of these economies will be increasingly visible as global players in their markets, while economic growth and sustained industrialization will continue to drive personal wealth in these nations. The pace of globalization will continue to accelerate, characterized by increased volumes of traded goods, growing international capital flows, and markets will become more globally integrated. Global trade imbalances, with surpluses in major emerging economies and energy producers, offsetting a substantial current account deficit in the U.S., will again be a feature of the world economy.

Several risks exist in the global economy. Major geopolitical events, including war, natural disasters, political instability or significant terrorist activity, have the potential to destabilize financial markets. Stronger-than-expected monetary tightening, worsening trade imbalances, a harder-than-expected landing in the U.S. economy, a significant rise in energy prices, and sharper-than-expected interest rate rises, could all dampen prospects for economic growth across the world.

THE BANKING INDUSTRY

The outlook for the banking sector will include both challenges and opportunities. The factors underpinning the growth of the capital markets witnessed since 2003 look set to continue in the near term, as growth in the global economy continues to be financed increasingly via the capital markets rather than traditional bank lending, as the world's financial markets become more globally accessible, and as investor appetite remains strong. In standardized trading products, including cash equities and foreign exchange, margin pressure will remain; however, growth and margins will likely be more robust in more sophisticated products including derivatives and structured credit instruments. Against a background of high valuations and robust cash flows, strong levels of corporate activity are set to continue, sustaining the growth in M&A witnessed in 2006 and generating healthy levels of both equity and debt issuance. These factors will positively influence the outlook for investment banking revenues.

In asset gathering, positive impetus is expected from several factors. In mature economies, invested asset growth will be stimulated by increasing focus on private retirement and pension funding, while in emerging growth markets, the creation of new wealth will continue to stimulate demand for investment management. Both institutional and private investors are likely to sustain their appetite for new asset classes, including hedge funds, private equity and real estate, which will continue to drive growth in these areas.

Lending activities will face the prospect of upward pressure on interest rates in most industrialized countries. In retail banking, rising interest rates will mitigate growth of consumer credit and mortgage products in some markets, although demand will likely remain strong for investment advisory products and services, with sustained strong growth in demand for personal banking services in emerging growth markets.

Major banks will continue to expand their international operations, seeking to take advantage of the opportunities offered by the globalization of the world economy and to overcome growth constraints in their domestic markets. Banking sector consolidation is expected to continue, both via incremental acquisitions and cross-border mergers.

Some downside risks exist. Financial markets are by nature unpredictable. After positive market conditions in late 2006, continuing into early 2007, leading indices in both mature and emerging markets reached high and in some cases record levels, giving rise to the possibility of corrections and periods of volatile conditions. Such conditions may, in turn, inhibit origination volumes and M&A activity. Higher interest rates may trigger a rise in provisioning, reflecting higher default rates for corporate credits – especially in the sub-investment-grade segment – and for highly indebted households. However, the impact of this development would be mitigated by advances in risk management, such as increased use of hedging techniques. The aforementioned major geopolitical events, which pose risks for the global economy, could also have a potentially significant impact on financial markets, including stock market corrections or increased volatility, which could in turn impact the earnings prospects of banks with substantial capital markets-related activities.

The industry will also face several important regulatory changes in 2007, some of which will necessitate substantial adjustments. For instance, parallel application of old and new regulations marks the transition to the new regime for capital adequacy requirements under Basel II. Moreover, the forthcoming implementation of the European Markets in Financial Instruments Directive (MiFID) has to be implemented. It aims to further integrate the securities markets in the European Economic Area and improve competition by harmonizing regulations on transparency and investor protection in securities dealings.

THE DEUTSCHE BANK GROUP

The outlook for Deutsche Bank is favorably influenced by several factors. Against a backdrop of increasing globalization in the world economy, Deutsche Bank is very well-positioned, with a presence in 73 countries, significant regional diversification and substantial revenue streams from all the major regions of the world. We have established strong bases in all major emerging markets, and therefore have good prospects for business growth in fast-growing economies, including the Asia-Pacific region, Central and Eastern Europe, and Latin America. In Europe, we are well placed to benefit from the aforementioned resilient conditions in our home market, Germany, and from continued strong levels of corporate activity in the Eurozone.

As one of the world's leading investment banks (as measured by publicly available revenue data), Deutsche Bank is also well-positioned to benefit from continued growth in the world's capital markets. We command strong positions in emerging capital markets, notably in Asia, which continue to expand rapidly. Our corporate finance business is well-positioned to benefit from sustained high levels of corporate activity, both in M&A and in debt and equity issuance, including high yield debt and syndicated loans. Our sales and trading businesses stand to gain from sustained growth in more complex, high-value areas, including derivatives, securitization, and structured credit products. In periods of market uncertainty, the diversification of our investment banking business, spanning different client types, products and regions, mitigates the impact of challenging conditions in specific areas. As financial markets witness increasing levels of leverage and risk distribution, Deutsche Bank's risk management competencies, including innovative techniques such as loan exposure management and dynamic hedging, are likely to play an increasingly important role in our business growth.

As invested assets continue to grow across the world, Deutsche Bank is likewise well-positioned to capture growth opportunities. At the end of 2006, Deutsche Bank managed €966 billion in assets for institutional clients, high net worth individuals and private customers. As mature economies see growing levels of private retirement funding and pension planning, Deutsche Bank's mutual fund subsidiary, DWS, is well-placed to benefit, with a top-three position among European mutual fund providers (as measured by publicly available invested asset data), and clear leadership in the German market. As new wealth is created in emerging economies, the DWS franchise has favorable prospects for growth in these markets. As a leader in real estate asset management, Deutsche Bank is also poised to benefit from growing demand for alternative asset classes. Substantial investment in our Private Wealth Management platform during 2006, including the hiring of more than 400 new employees and the acquisition of Tilney Group in the UK, positions us well to capture growth in assets invested by wealthy individuals around the world.

In personal banking, Deutsche Bank is well-positioned to benefit from resilient economic conditions in our home market, Germany, and from the added capacity created by two acquisitions, Berliner Bank and norisbank. Our investments in India, China and Vietnam, including both organic expansion and local partnerships, also enable us to tap growth in demand for personal banking products and services in these fast-growing economies.

In the context of the outlook for the global economy and banking industry, several downside risks exist for Deutsche Bank. Fundamental trends continue to support the long-term growth of capital markets-related businesses, but due to the intrinsic unpredictability of financial markets, corrections and periods of increased volatility may occur. The aforementioned higher interest rates and provisioning levels (while mitigated by advances in risk management) as well as major geopolitical events and financial markets corrections or increased volatility could in turn impact the earnings prospects of the bank. These general risks are discussed in detail in the next section of this report. The specific risks affecting our businesses are outlined in the paragraphs below.

Deutsche Bank's commitment to continued cost, risk, capital and regulatory discipline will play a critical role in the development of our business. As our core businesses expand, risk appetite and cost pressures will continue, and any increases will be subject to strict internal controls. Potential acquisitions are also rigorously monitored against strict criteria, both before and after completion. Against a backdrop of increasing regulatory and legal scrutiny, we will continue to operate a rigorous control environment, in order to minimize reputational, regulatory and litigation risk

On the back of increased regulation and complexity of the financial markets, efforts are repeatedly undertaken to subject financial services providers to increased responsibilities and liabilities. As a result, we need to devote additional resources to address these requirements and our exposure to legal risks such as litigation, arbitration and regulatory proceedings has increased, in particular in the U.S. We may settle such proceedings prior to a final judgment on the claim and its amount, even when we believe we have valid defenses against liability. This applies in particular where the potential economic, business, regulatory or reputational consequences of failing to prevail would be disproportionate to the cost of settlement. The ongoing financial impact of legal risks might be considerable but is impossible to estimate with confidence.

The outlook for Deutsche Bank is consistent with the Bank's published financial objectives. We aim to deliver pre-tax profit (target definition) of € 8.4 billion for the Group in 2008, and to maintain, over the business cycle, a sustainable pre-tax return on average equity, per our target definition, of at least 25 %, together with double-digit growth in diluted earnings per share. Our commitment to sustained capital discipline is reflected in our target of a BIS Tier 1 capital ratio of between 8 and 9 %. The bank internal models for measuring credit risk which are necessary pursuant to the capital adequacy requirements under Basel II are being audited by the relevant regulators. To the extent that such process will be completed without substantial delays or changes, we currently expect the requirement for regulatory capital to generally decrease from 2008 onwards. As a result of the increased risk sensitivity of such capital adequacy requirements, however, capital requirements may also increase compared to current levels in times of economic downturn and increase our financing costs.

CORPORATE AND INVESTMENT BANK GROUP DIVISION

The Corporate and Investment Bank, or CIB, comprises Deutsche Bank's Corporate Banking & Securities and Global Transaction Banking Corporate Divisions.

In CORPORATE BANKING & SECURITIES we aim to take advantage of the business environment to further build on our position as one of the world's leading investment banks. In our sales & trading businesses, we foresee sustained demand for higher-margin, structured trading products, including derivatives, as institutional clients, including insurers and pension funds, seek to optimize returns, protect themselves against risk, and seek solutions for complex requirements such as asset-liability mismatches and pension funding gaps. The outlook for securitization will also benefit from sustained demand from both issuers and investors, while financial markets in emerging economies will benefit from sustained economic growth in those nations and from sustained investor demand. In this context, we have a clear and focused strategy to further strengthen our platform.

We will continue to invest in our equities platform. In Equity Derivatives, we plan to substantially expand our platform for exchange-traded funds (ETF), roll-out retail structured funds in Europe and Asia, and expand our structured hedge fund product set. In Prime Brokerage, we will invest substantially in our technology platform and intend to grow market share with "middle tier" hedge funds. In Cash Equity, we aim to achieve market leadership in direct market access (DMA)/algorithmic trading and build out our global industry sector research.

We will continue to invest in key markets by building on our already strong position in several emerging markets. In the U.S., we aim to grow our mortgage-backed securities business, taking advantage of our acquisition, during 2006, of MortgageIT and Chapel LLC. We are committed to developing a differentiated commodities business and see exciting growth prospects with retail investors and borrowers in structured products.

In our origination and advisory businesses, the outlook remains positive after very strong conditions in 2006. Corporate balance sheets and cash flows remain solid, creating conditions for sustained M&A activity and funding of corporate expansion through capital market issuance, and for continued growth of high yield debt, in part driven by demand for leveraged buyouts. In this context, Deutsche Bank is aiming to achieve a sustainable top-5 position globally, as measured by fee pool and profitability. We see our greatest growth opportunity in the Americas, which represents the largest fee pool, and where we have a clear strategy of organic growth to expand our market share and grow profitability. In addition, we will seek to invest more aggressively in target emerging markets to capture a good share of this fast growing fee pool and to mitigate margin erosion in this business. We have integrated our coverage model and aligned our coverage intensity to our new client tiering system, allowing us to focus intensely on adding value to our priority clients which will raise our productivity.

We aim to further integrate our various businesses within CIB to capture cross-divisional opportunities. For example, our sales & trading business can be an enabler to connect with advisory clients and open up relationships. We will focus on managing our products globally as one of the key ways we can do more for our clients.

While the outlook for Corporate Banking & Securities is positive, it will to some extent be mitigated by margin erosion on standardized or commoditized products, reflecting rapid maturity cycles in a highly innovative and competitive global industry. Furthermore, corrections and periods of uncertainty may occur in equity markets, including emerging markets, and this may impact Deutsche Bank's business. Also, a reduction in volumes, a cyclical market downturn, or the possibility of a market shock would negatively affect all market participants, including Deutsche Bank.

Corporate Banking & Securities aims to deliver pre-tax profit (target definition) of € 5.3 billion in 2008.

In GLOBAL TRANSACTION BANKING (GTB), we see a favorable outlook and prospects for growth, against a backdrop of continued strength in the corporate sector, notably in Germany, where Deutsche Bank commands a very strong position, and demand from the mid-cap corporate segment across Europe. The outlook in major emerging markets will be positively impacted by sustained economic and corporate-sector growth, notably among large local corporate clients. With a well-diversified business mix of Trade Finance and Cash Management for Corporates as well as Trust & Securities Services and Cash Management for Financial Institutions, GTB aims to achieve further profitable growth by means of several initiatives. In Europe, we aim to grow revenues by expanding on our current position in Germany, by building out our European domestic custody platform, and by increasing our business with European mid-cap clients, particularly in Spain and Italy. GTB also intends to benefit from the creation of the Single Euro Payment Area (SEPA).

In the Asia-Pacific region, our growth strategy focuses on large local corporate clients and on fast-growing markets such as China, India and Korea. We also aim to grow in Central and Eastern Europe and the Middle East, and to support our growth with incremental acquisitions. Increased co-operation and cross-selling with Corporate Banking & Securities, and with Private Clients and Asset Management, is central to our strategy.

Declining global trading volumes and stagnating economic growth may negatively impact revenues in our Trade Finance business, while downward interest rate trends, decreasing payment volumes as well as pricing pressure would present substantial risks to our Cash Management business. Market value reductions driving pricing reductions of custody assets and aggressive price competition from industry consolidation could potentially negatively impact our Trust & Securities Services business.

GTB aims to achieve € 1 billion pre-tax profit (target definition) in 2008.

PRIVATE CLIENTS AND ASSET MANAGEMENT GROUP DIVISION

Private Clients and Asset Management, or PCAM, covers our Asset and Wealth Management Corporate Division, which comprises our Asset Management and Private Wealth Management businesses, and our Private and Business Clients Corporate Division.

In ASSET AND WEALTH MANAGEMENT (AWM), we expect to benefit from sustained asset growth across the world, both in mature markets and in emerging growth regions, and in all major investor segments – institutional, high net worth and private individuals. The outlook for our Asset Management business will be strongly influenced by five 'mega trends' which are shaping our industry and we have developed focused strategies to capitalize on each of them.

INSTITUTIONALIZATION OF THE ALTERNATIVES BUSINESS. We want to globalize our real estate asset management business RREEF and expand the depth and breadth of its product range to take full advantage of this industry-transforming trend. In addition, we are developing our private equity fund of fund business and exploring growth options in the hedge funds business.

INSURANCE OUTSOURCING. In traditional institutional asset management, we aim to leverage our position as the world's largest insurance asset manager to benefit from this trend, which we expect to be a multi-trillion Euro business dominated by a few huge scale players.

NEW PACKAGING AND INNOVATION. In retail asset management, we want to leverage our DWS business to drive future sales. By developing and offering new products in areas like the certificates market in Germany or the market for exchange-traded funds (ETFs) in the U.S, we aim to capture opportunities in markets where exceptional growth is expected.

GROWTH IN THE PENSION MARKET IN EUROPE. Here, we are building our institutional business which is crucial to capturing the retirement trend. Western European pension assets are expected to more than double in the next 10 years to over € 16 trillion.

WEALTH CREATION IN EMERGING MARKETS. We are also focusing on key emerging markets, where wealth creation in Asia-Pacific and the Middle East offers enormous long-term growth potential. In China, we have taken an ownership stake in Harvest Fund Management – a Top 5 Chinese mutual fund company. In the Middle East, we are launching a Sharia compliant product range (Equities/Fixed Income), strengthen distribution through our Riyadh branch and expanding into Dubai and Bahrain.

Deutsche Bank's Asset Management business is well-positioned to grow in this environment, thanks to the strong positions we command in our four global business lines. Our mutual fund platform, organized around the DWS brand, our alternative investments business, which includes the real estate asset management business RREEF, and our asset management business to the insurance sector are market leaders, and we are in the process of addressing the Institutional business.

In private wealth management, the outlook will benefit from growth in the value of assets held by wealthy individuals and families around the world, by the creation of new wealth in both mature and emerging economies, and by the increasing range and diversity of asset classes and wealth management strategies sought by investors. Our Private Wealth Management (PWM) business has positioned itself to take advantage of this outlook via a series of strategic initiatives. We are aiming to increase quality of earnings via improved return on assets and a higher share of recurring income. We target to achieve this by capitalizing on our distinct success factors: Our 'House View', our global investment process which leverages the intellectual capital of Deutsche Bank with specific emphasis on new trends in risk management; cutting edge products and solutions for best-in-class asset diversification and addressing of individual client needs; a client-centric model with a focused expansion strategy to meet growing client demand; and taking advantage of the PWM network as an integral part of Deutsche Bank's global presence ("Connectivity").

We have identified a number of priority initiatives for increased annuity income and margin expansion. We will expand Discretionary Portfolio Management (DPM) as PWM's key proposition, and establish an industry-leading and globally consistent advisory process with a structured approach supported by the Advisory Portfolio Tool (APT). We aim to become the market leader in Alternative Investments, including Real Estate, Private Equity, Hedge Funds, and FX, and to significantly grow our credit-driven business.

These initiatives will be complemented by dedicated regional growth strategies. We aim to expand our client proposition for the UK Onshore market to enhance PWM's growth prospects following the acquisition of Tilney, gain distribution scale in the U.S. through business model convergence, and leverage existing client relationships with corporate customers in Germany. We are taking a systematic approach to key growth markets such as Latin America, the Middle East and Africa, Russia, Greater China and India. Lastly, we intend to enhance our proposition in the Swiss Onshore market and strengthen our global business with financial intermediaries.

Lower GDP growth, inflation and interest rates remaining at lower levels would lead to lower than expected growth in Net New Assets and would jeopardize planned improvements in return on assets. As a result, we may generate lower revenues from brokerage and other commission- and fee-based businesses. Initiatives launched by us or partnerships we enter into may not match expectations, and intense competition, in our home market of Germany as well as in international markets, could hurt our revenues and profitability.

Asset and Wealth Management is aiming to contribute pre-tax profit (target definition) of € 1.3 billion in 2008, with € 0.8 billion coming from the Asset Management business and € 0.5 billion from the Private Wealth Management business.

PRIVATE & BUSINESS CLIENTS (PBC) provides traditional banking products, including current account, deposit and lending products together with investment management products. PBC serves over 14 million clients – the majority in Germany, Italy and Spain and is currently expanding into important emerging markets in Europe and Asia.

In Germany, the improved economic conditions alluded to above and sustained demand for consumer financing options both support our business. In both Germany and other mature European economies, the outlook for personal savings and investment products will be positively impacted by sustained interest in private retirement planning. In Central and Eastern Europe, and in fast-growing Asian markets, economic growth and rising prosperity will continue to spur demand for personal banking services, including credit cards, consumer finance and savings and investment products.

Against this backdrop, PBC's strategic focus will be to keep revenue momentum and capitalize on acquisitions in Germany. We seek to strengthen our consumer finance business by capitalizing on the acquisition of norisbank and by rolling out non-conforming mortgage products. We also aim to accelerate growth in advisory banking by capitalizing on the acquisition of Berliner Bank.

We aim to expand our franchises in Europe to further develop our proposition in high growth markets. In Poland, we are building our business through a further expansion of our branch network and the launch of our consumer finance business, where we intend to become a major player in consumer finance in the mid-term. In India, we want to build on the positive growth momentum with the expansion of our credit cards business and a strong growth in customer acquisition. In China, we are supporting the partnership with HuaXia Bank, our local partner, in the affluent segment and distributing a credit card nationwide through an exclusive joint venture. In Vietnam, our equity stake in and cooperation with Hanoi Building Commercial Joint Stock Bank (Habubank) complements our position in Asia.

Lower than expected GDP growth, inflation and interest rates remaining at lower levels would translate into lower revenues for PBC. Intense competition, in our home market of Germany as well as in international markets, could negatively impact our revenues and profitability.

PBC aims to contribute pre-tax profit (target definition) of € 1.3 billion in 2008.

Risk Report

RISK AND CAPITAL MANAGEMENT

The wide variety of our businesses requires us to identify, measure, aggregate and manage our risks effectively, and to allocate our capital among our businesses appropriately. We manage risk and capital through a framework of principles, organizational structures as well as measurement and monitoring processes that are closely aligned with the activities of our Group Divisions.

RISK AND CAPITAL MANAGEMENT PRINCIPLES

The following key principles underpin our approach to risk and capital management:

— Our Management Board provides overall risk and capital management supervision for our consolidated Group as a whole. Our Supervisory Board regularly monitors our risk and capital profile.
— We manage credit, market, liquidity, operational, business and reputational risks as well as our capital in a coordinated manner at all relevant levels within our organization. This also holds true for complex products which we typically manage within our framework established for trading exposures.
— The structure of our risk and capital management function is closely aligned with the structure of our Group Divisions.
— The risk and capital management function is independent of our Group Divisions.

RISK AND CAPITAL MANAGEMENT ORGANIZATION

Our Chief Risk Officer, who is a member of our Management Board, is responsible for our credit, market, liquidity, operational and business risk management as well as capital management activities within our consolidated Group. In 2006, we merged Risk Management and Treasury & Capital Management, previously called Group Treasury, to form an integrated risk and capital management function. Additionally, the Capital and Risk Committee was formed as a functional committee of Deutsche Bank to integrate further our risk and capital management activities. It is chaired by our Chief Risk Officer, with the Chief Financial Officer being Vice-Chairman. The responsibilities of the Capital and Risk Committee include risk profile and capital planning, capital capacity monitoring and optimization of funding. Additionally, the Chief Risk Officer chairs our Risk Executive Committee, which is responsible for management and control of the aforementioned risks across our consolidated Group. The two Deputy Chief Risk Officers that report directly to the Chief Risk Officer – one being the Chief Credit Officer and the other being responsible for Market Risk Management, Investment Risk Management and Treasury & Capital Management – are among the voting members of our Risk Executive Committee.

The Risk Executive Committee has delegated some of its tasks to sub-committees, the most significant being the Group Credit Policy Committee. Among other things, the Group Credit Policy Committee reviews credit policies, industry reports and country risk limit applications throughout the Group.

Dedicated risk and capital management units are established with the mandate to:

- Ensure that the business conducted within each division is consistent with the risk appetite that the Capital and Risk Committee has set;
- Formulate and implement risk and capital management policies, procedures and methodologies that are appropriate to the businesses within each division;
- Approve credit risk, market risk and liquidity risk limits;
- Conduct periodic portfolio reviews to ensure that the portfolio of risks is within acceptable parameters; and
- Develop and implement risk and capital management infrastructures and systems that are appropriate for each division.

The Group Reputational Risk Committee (GRRC) is an official sub-committee of both the Risk Executive Committee and the Group Compliance Committee, and is co-chaired by the chairmen of these committees. The GRRC reviews and makes final determinations on all reputational risk issues, where escalation of such issues is deemed necessary by senior business and regional management, or required under other Group policies and procedures.

Our finance, audit and legal departments support our risk and capital management function. They operate independently both of the Group Divisions and of the risk and capital management function. The role of the finance department is to help quantify and verify the risk that we assume and ensure the quality and integrity of our risk-related data. Our audit department reviews the compliance of our internal control procedures with internal and regulatory standards. Our legal department provides legal advice and support on topics including collateral arrangements and netting.

On January 31, 2007, the Supervisory Board announced that the Chief Risk Officer will take charge of the legal and compliance departments in conjunction with the retirement of the current Chief Administrative Officer from the Management Board at the close of our Annual General Meeting on May 24, 2007.

CATEGORIES OF RISK

The most important risks we assume are specific banking risks and reputational risks, as well as risks arising from the general business environment.

SPECIFIC BANKING RISKS

Our risk management processes distinguish among four kinds of specific banking risks: credit risk, market risk, liquidity risk and operational risk.

- CREDIT RISK arises from all transactions that give rise to actual, contingent or potential claims against any counterparty, borrower or obligor (which we refer to collectively as "counterparties"). This is the largest single risk we face. We distinguish among three kinds of credit risk:
  - DEFAULT RISK is the risk that counterparties fail to meet contractual payment obligations.
  - COUNTRY RISK is the risk that we may suffer a loss, in any given country, due to any of the following reasons: a possible deterioration of economic conditions, political and social upheaval, nationalization and expropriation of assets, government repudiation of indebtedness, exchange controls and disruptive currency depreciation or devaluation. Country risk includes transfer risk which arises when debtors are unable to meet their obligations owing to an inability to transfer assets to nonresidents due to direct sovereign intervention.
  - SETTLEMENT RISK is the risk that the settlement or clearance of transactions will fail. It arises whenever the exchange of cash, securities and/or other assets is not simultaneous.

- MARKET RISK arises from the uncertainty concerning changes in market prices and rates (including interest rates, equity prices, foreign exchange rates and commodity prices), the correlations among them and their levels of volatility.
- LIQUIDITY RISK is the risk arising from our potential inability to meet all payment obligations when they come due.
- OPERATIONAL RISK is the potential for incurring losses in relation to employees, contractual specifications and documentation, technology, infrastructure failure and disasters, projects, external influences and customer relationships. This definition includes legal and regulatory risk, but excludes business and reputational risk.

REPUTATIONAL RISK

Within our risk management processes, we define reputational risk as the threat that publicity concerning a transaction, counterparty or business practice involving a client will negatively impact the public's trust in our organization.

BUSINESS RISK

Business risk describes the risk we assume due to potential changes in general business conditions, such as our market environment, client behavior and technological progress. This can affect our earnings if we fail to adjust quickly to these changing conditions.

INSURANCE SPECIFIC RISK

We are not engaged in any activities that result in insurance specific risk material to the Group.

RISK MANAGEMENT TOOLS

We use a comprehensive range of quantitative tools and metrics for monitoring and managing risks. Some of these tools are common to a number of risk categories, while others are tailored to the particular features of specific risk categories.

As a matter of policy, we continually assess the appropriateness and the reliability of our quantitative tools and metrics in light of our changing risk environment. The following are the most important quantitative tools and metrics we currently use to measure, manage and report our risk:

- ECONOMIC CAPITAL. Economic capital measures the amount of capital we need to absorb very severe unexpected losses arising from our exposures. "Very severe" in this context means that economic capital is set at a level to cover with a probability of 99.98 % the aggregated unexpected losses within one year. We calculate economic capital for the default risk, transfer risk and settlement risk elements of credit risk, for market risk, for operational risk and for general business risk. We use economic capital to show an aggregated view of our risk position from individual business lines up to our consolidated Group level. We also use economic capital (as well as goodwill and other nonamortizing intangibles) in order to allocate our book capital among our businesses. This enables us to assess each business unit's risk-adjusted profitability, which is a key metric in managing our financial resources in order to optimize the value generated for our shareholders. In addition, we consider economic capital, in particular for credit risk, when we measure the risk-adjusted profitability of our client relationships. See "Overall Risk Position" below for a quantitative summary of our economic capital usage.

- EXPECTED LOSS. We use expected loss as a measure of the default, transfer, and settlement risk elements of our credit risk. Expected loss is a measurement of the loss we can expect within a one-year period on our credit exposure, based on our historical loss experience. When calculating expected loss, we take into account credit risk ratings, collateral, maturities and statistical averaging procedures to reflect the risk characteristics of our different types of exposures and facilities. All parameter assumptions are based on statistical averages of our internal default and loss history as well as external benchmarks. We use expected loss as a tool of our risk management process and as part of our management reporting systems. We also consider the applicable results of the expected loss calculations when establishing the other inherent loss allowance included in our financial statements. Applicable results in this context are those that are used to estimate losses inherent in loans and contingent liabilities that are not already considered in the specific loss component of our allowance or our allowance for smaller-balance standardized homogeneous loans.
- VALUE-AT-RISK. We use the value-at-risk approach to derive quantitative measures for our trading book market risks under normal market conditions. Our value-at-risk figures play a role in both internal and external (regulatory) reporting. For a given portfolio, value-at-risk measures the potential future loss (in terms of market value) that, under normal market conditions, will not be exceeded with a defined confidence level in a defined period. The value-at-risk for a total portfolio represents a measure of our diversified market risk (aggregated using pre-determined correlations) in that portfolio.
- STRESS TESTING. We supplement our analysis of credit, market, operational and liquidity risk with stress testing. For market risk management purposes, we perform stress tests because value-at-risk calculations are based on relatively recent historical data, only purport to estimate risk up to a defined confidence level and assume good asset liquidity. Therefore, they only reflect possible losses under relatively normal market conditions. Stress tests help us determine the effects of potentially extreme market developments on the value of our market risk sensitive exposures, both on our highly liquid and less liquid trading positions as well as our investments. We use stress testing to determine the amount of economic capital we need to allocate to cover our market risk exposure under extreme market conditions. For credit risk management purposes, we perform stress tests to assess the impact of changes in general economic conditions on our credit exposures or parts thereof. For operational risk management purposes, we perform stress tests on our economic capital model to assess its sensitivity to changes in key model components. Among other things, the results of these stress tests enable us to assess the impact of significant changes in the frequency and/or severity of operational risk events on our operational risk economic capital. For liquidity risk management purposes, we perform stress tests and scenario analysis to evaluate the impact of sudden stress events on our liquidity position.
- REGULATORY RISK REPORTING. German banking regulators assess our capacity to assume risk in several ways, which are described in more detail in Note [22] of the consolidated financial statements.

CREDIT RISK

Credit risk makes up the largest part of our risk exposures. We measure and manage our credit risk following the below principles:

- In all our Group Divisions consistent standards are applied in the respective credit decision processes.
- The approval of credit limits for counterparties and the management of our individual credit exposures must fit within our portfolio guidelines and our credit strategies, and each decision also involves a risk-versus-return analysis.
- Every extension of credit or material change to a credit facility (such as its tenor, collateral structure or major covenants) to any counterparty requires credit approval at the appropriate authority level.
- We assign credit approval authorities to individuals according to their qualifications, experience and training, and we review these periodically.
- We measure and consolidate all our credit exposures to each obligor on a global consolidated basis that applies across our consolidated Group. We define an "obligor" as a group of individual borrowers that are linked to one another by any of a number of criteria we have established, including capital ownership, voting rights, demonstrable control, other indication of group affiliation; or are jointly and severally liable for all or significant portions of the credit we have extended.

CREDIT RISK RATINGS

A primary element of the credit approval process is a detailed risk assessment of every credit exposure associated with a counterparty. Our risk assessment procedures consider both the creditworthiness of the counterparty and the risks related to the specific type of credit facility or exposure. This risk assessment not only affects the structuring of the transaction and the outcome of the credit decision, but also influences the level of decision-making authority required to extend or materially change the credit and the monitoring procedures we apply to the ongoing exposure.

We have our own in-house assessment methodologies, scorecards and rating scale for evaluating the creditworthiness of our counterparties. Our granular 26-grade rating scale, which is calibrated on a probability of default measure based upon a statistical analysis of historical defaults in our portfolio, enables us to compare our internal ratings with common market practice and ensures comparability between different sub-portfolios of our institution. While we generally rate all our credit exposures individually, at times we rely on rating averages for measuring risk. When we assign our internal risk ratings, we compare them with external risk ratings assigned to our counterparties by the major international rating agencies, where possible.

CREDIT LIMITS

Credit limits set forth maximum credit exposures we are willing to assume over specified periods. They relate to products, conditions of the exposure and other factors. Our credit policies also establish special procedures (including lower approval thresholds and approval from more senior personnel) for exceptional cases when we may assume exposures beyond established limits. These exceptions provide a degree of flexibility for unusual business opportunities, new market trends and other similar factors.

MONITORING DEFAULT RISK
We monitor all of our credit exposures on a continuing basis using the risk management tools described above. We also have procedures in place to identify at an early stage credit exposures for which there may be an increased risk of loss. Counterparties, that, on the basis of the application of our risk management tools, demonstrate the likelihood of problems, are identified well in advance so that we can effectively manage the credit exposure and maximize the recovery. The objective of this early warning system is to address potential problems while adequate alternatives for action are still available. This early risk detection is a tenet of our credit culture and is intended to ensure that greater attention is paid to such exposures. In instances where we have identified customers where problems might arise, the respective exposure is placed on a watchlist.

LOAN EXPOSURE MANAGEMENT GROUP
As part of our overall framework of risk management, the Loan Exposure Management Group (LEMG) focuses on managing the credit risk of loans and lending-related commitments of the international investment-grade portfolio and the medium-sized German companies' portfolio within our Corporate and Investment Bank Group Division.

Acting as a central pricing reference, LEMG provides the respective Corporate and Investment Bank Group Division businesses with an observed or derived capital market rate for loan applications; however, the decision of whether or not the business can enter into the loan remains with Credit Risk Management.

LEMG is concentrating on two primary initiatives within the credit risk framework to further enhance risk management discipline, improve returns and use capital more efficiently:

— to reduce single-name and industry credit risk concentrations within the credit portfolio, and
— to manage credit exposures actively by utilizing techniques including loan sales, securitization via collateralized loan obligations, and single-name and portfolio credit default swaps.

The notional amount of LEMG's risk reduction activities increased 10.5 % from € 34.6 billion as of December 31, 2005, to € 38.3 billion as of December 31, 2006.

As of year-end 2006, LEMG held credit derivatives with an underlying notional amount of € 24.8 billion. This position totaled € 24.7 billion as of December 31, 2005.

The credit derivatives used for our portfolio management activities are accounted for at fair value and do not qualify for hedge accounting under SFAS 133.

LEMG also mitigated the credit risk of € 13.4 billion of loans and lending-related commitments as of December 31, 2006, by synthetic collateralized loan obligations supported predominantly by financial guarantees and, to a lesser extent, credit derivatives for which the first loss piece has been sold. This position totaled € 9.7 billion as of December 31, 2005. LEMG further mitigated € 0.1 billion of loans and lending-related commitments as of December 31, 2006, by way of credit-linked notes. This position totaled € 0.2 billion as of December 31, 2005. Credit mitigation by way of credit-linked notes or synthetic collateralized loan obligations supported by financial guarantees is especially important as it not only addresses the credit risk of the underlying positions but also eliminates the accounting asymmetry that arises under SFAS 133 between the lending positions and credit default swaps, and allows us to manage the risk of illiquid positions.

CREDIT EXPOSURE

We define our credit exposure as all transactions where losses might occur due to the fact that counterparties may not fulfill their contractual payment obligations. We calculate the gross amount of the exposure without taking into account any collateral, other credit enhancement or credit risk mitigating transactions. In the tables below, we show details about our main credit exposures categories, namely loans, contingent liabilities, over-the-counter ("OTC") derivatives and tradable assets:

- "Loans" are net loans as reported on our balance sheet but before deduction of our allowance for loan losses.
- "Contingent Liabilities" consist of financial and performance guarantees, standby letters of credit and indemnity agreements.
- "OTC Derivatives" are our credit exposures from over-the-counter derivative transactions that we have entered into. On our balance sheet, these are included in trading assets or, for derivatives qualifying for hedge accounting, in other assets, in either case after netting.
- "Tradable Assets" include bonds, loans and other fixed-income products that are in our trading assets as well as in securities available for sale.

Although we consider them in monitoring our credit exposures, the following are not included in the tables below: cash and due from banks, interest-earnings deposits with banks, and accrued interest receivables, amounting to € 32.5 billion at December 31, 2006 and € 23.5 billion at December 31, 2005; forward committed repurchase and reverse repurchase agreements, of € 77.8 billion at December 31, 2006 and € 119.2 billion at December 31, 2005; and irrevocable lending-related commitments, of € 159.2 billion at December 31, 2006 and € 145.0 billion at December 31, 2005. At December 31, 2006, 85 % of our lending-related commitments were extended to counterparties rated at the equivalent of investment-grade debt ratings from the major international rating agencies.

The following table breaks down our main credit exposure categories by geographical region. For this table, we have allocated exposures to regions based on the country of domicile of our counterparties, irrespective of any affiliations the counterparties may have with corporate groups domiciled elsewhere.

Credit risk profile by region in € m.	Loans		Contingent liabilities		OTC derivatives		Tradable assets		Total	
	Dec 31, 2006	Dec 31, 2005	Dec 31, 2006	Dec 31, 2005	Dec 31, 2006	Dec 31, 2005	Dec 31, 2006	Dec 31, 2005	Dec 31, 2006	Dec 31, 2005
Eastern Europe	2,600	2,242	808	548	742	750	8,344	5,569	12,494	9,109
Western Europe	130,468	119,890	28,311	20,452	29,313	33,799	121,095	110,033	309,187	284,174
Africa	587	272	357	172	436	548	1,489	934	2,869	1,926
Asia-Pacific	12,654	11,328	3,381	4,419	7,325	6,507	55,698	50,328	79,058	72,582
North America	21,994	17,760	10,827	9,344	19,606	20,926	126,262	113,780	178,689	161,810
Central and South America	1,513	1,765	309	372	973	818	8,969	8,020	11,764	10,975
Other[1]	72	26	–	2	253	434	1,806	583	2,131	1,045
Total	**169,888**	**153,283**	**43,993**	**35,309**	**58,648**	**63,782**	**323,663**	**289,247**	**596,192**	**541,621**

1 Includes supranational organizations and other exposures that we have not allocated to a single region.

The following table breaks down our main credit exposure categories according to the industry sectors of our counterparties.

Credit risk profile by industry sector in € m.	Loans		Contingent liabilities		OTC derivatives		Tradable assets		Total	
	Dec 31, 2006	Dec 31, 2005	Dec 31, 2006	Dec 31, 2005	Dec 31, 2006	Dec 31, 2005	Dec 31, 2006	Dec 31, 2005	Dec 31, 2006	Dec 31, 2005
Banks and insurance	8,965	7,676	8,829	6,270	37,327	43,914	132,499	106,433	187,620	164,293
Manufacturing	15,379	15,703	9,689	8,996	2,642	2,366	18,257	16,426	45,967	43,491
Households	66,332	62,457	1,232	1,299	781	425	–	–	68,345	64,181
Public sector	3,742	2,629	688	515	4,239	4,582	120,367	121,853	129,036	129,579
Wholesale and retail trade	12,056	12,077	2,546	2,531	827	496	4,981	4,143	20,410	19,247
Commercial real estate activities	14,099	13,259	2,144	2,168	540	619	1,744	1,449	18,527	17,495
Other	49,315[1]	39,482[1]	18,865	13,530	12,292	11,380	45,815	38,943	126,287	103,335
Total	**169,888**	**153,283**	**43,993**	**35,309**	**58,648**	**63,782**	**323,663**	**289,247**	**596,192**	**541,621**

1 Includes lease financing.

Our loans and contingent liabilities-related credit exposure to our ten largest counterparties accounts for 5 % of our total credit exposure in these categories as of December 31, 2006. Included in our top ten counterparty exposures are exposures relating to structured trades which show high levels of collateralization.

We also classify our credit exposure under two broad headings: corporate credit exposure and consumer credit exposure.

— Our corporate credit exposure consists of all exposures not defined as consumer credit exposure.
— Our consumer credit exposure consists of our smaller-balance standardized homogeneous loans, primarily in Germany, Italy and Spain, which include personal loans, residential and nonresidential mortgage loans, overdrafts and loans to self-employed and small business customers of our private and retail business.

CORPORATE CREDIT EXPOSURE

The following table breaks down our main corporate credit exposure categories according to the creditworthiness categories of our counterparties.

This table reflects an increase in our corporate loan book, as well as a continued overall improvement in the credit quality of our lending-related credit exposures. The change in the creditworthiness of our corporate loan book in 2006 compared to 2005 is primarily a consequence of our tight credit discipline and the overall benign credit environment. This is evidenced by the portion of our corporate loan book carrying an investment-grade rating increasing, from 65 % at December 31, 2005 to 67 % at December 31, 2006.

Credit risk profile by creditworthiness category in € m.	Loans		Contingent liabilities		OTC derivatives		Tradable assets		Total	
	Dec 31, 2006	Dec 31, 2005	Dec 31, 2006	Dec 31, 2005	Dec 31, 2006	Dec 31, 2005	Dec 31, 2006	Dec 31, 2005	Dec 31, 2006	Dec 31, 2005
AAA–AA	18,669	17,086	5,807	3,152	28,343	25,026	170,398	161,181	223,217	206,445
A	15,025	11,940	13,642	9,336	16,459	19,365	47,573	40,155	92,699	80,796
BBB	30,748	26,183	13,512	13,012	7,188	10,065	27,596	24,143	79,044	73,403
BB	22,152	22,036	6,821	7,088	5,485	7,853	59,149	41,564	93,607	78,541
B	4,718	5,067	3,607	2,060	1,060	1,132	14,236	16,633	23,621	24,892
CCC and below	4,834	3,123	604	661	113	341	4,711	5,571	10,262	9,696
Total	**96,146**	**85,435**	**43,993**	**35,309**	**58,648**	**63,782**	**323,663**	**289,247**	**522,450**	**473,773**

CONSUMER CREDIT EXPOSURE

The table below presents our total consumer credit exposure, consumer loan delinquencies in terms of loans that are 90 days or more past due, and net credit costs, which are the net provisions charged during the period, after recoveries. Loans 90 days or more past due and net credit costs are both expressed as a percentage of total exposure.

	Total exposure (in € m.)		90 days or more past due as a % of total exposure		Net credit costs as a % of total exposure	
	Dec 31, 2006	Dec 31, 2005	Dec 31, 2006	Dec 31, 2005	Dec 31, 2006	Dec 31, 2005
Consumer credit exposure Germany:	53,489	50,569	1.90 %	2.04 %	0.55 %	0.54 %
Consumer and small business financing	12,301	10,955	2.20 %	2.11 %	1.48 %	1.38 %
Mortgage lending	41,188	39,614	1.80 %	2.02 %	0.27 %	0.31 %
Consumer credit exposure outside Germany	20,253	17,279	1.04 %	1.12 %	0.36 %	0.37 %
Total consumer credit exposure	**73,742**	**67,848**	**1.66 %**	**1.80 %**	**0.50 %**	**0.50 %**

The volume of our consumer credit exposure rose by € 5.9 billion, or 9 %, from 2005 to 2006, driven mainly by the volume growth of our portfolio in Germany (up € 2.9 billion) and even stronger relative growth in Italy (up € 1.6 billion) and Spain (up € 1.0 billion). Total net credit costs as a percentage of total exposure remained constant compared to 2005 as an increase in consumer and small business finance in Germany was offset by a reduction in German mortgage lending. In Germany, loans delinquent by 90 days or more decreased from 2.04 % to 1.90 % reflecting disciplined risk management in our mortgage portfolio partly offset by the effect from the acquisition of norisbank, impacting our German consumer and small business financing portfolio. The lower percentage of delinquent loans outside Germany is predominantly a reflection of volume growth.

CREDIT EXPOSURE FROM DERIVATIVES

To reduce our derivatives-related credit risk, we regularly seek the execution of master agreements (such as the International Swaps & Derivatives Association's master agreements for derivatives) with our clients. A master agreement allows the netting of obligations arising under all of the derivatives transactions that the agreement covers upon the counterparty's default, resulting in one single net claim against the counterparty (called "close-out netting"). For parts of our derivatives business we also enter into payment netting agreements under which we set off amounts payable on the same day in the same currency and in respect to all transactions covered by these agreements, reducing our principal risk.

For internal credit exposure measurement purposes, we only apply netting when we believe it is legally enforceable for the relevant jurisdiction and counterparty. Also, we enter into collateral support agreements to reduce our derivatives-related credit risk. These collateral arrangements generally provide risk mitigation through periodic (usually daily) margining of the covered portfolio or transactions and termination of the master agreement if the counterparty fails to honor a collateral call. As with netting, when we believe the collateral agreement is enforceable we reflect this in our exposure measurement.

As the replacement values of our portfolios fluctuate with movements in market rates and with changes in the transactions in the portfolios, we also estimate the potential future replacement costs of the portfolios over their lifetimes or, in case of collateralized portfolios, over appropriate unwind periods. We measure our potential future exposure against separate limits, which can be a multiple of the credit limit. We supplement our potential future exposure analysis with stress tests to estimate the immediate impact of extreme market events on our exposures (such as event risk in our Emerging Markets portfolio).

TREATMENT OF DEFAULT SITUATIONS UNDER DERIVATIVES

Unlike in the case of our standard loan assets, we generally have more options to manage the credit risk in our OTC derivatives when movement in the current replacement costs of the transactions and the behavior of our counterparty indicate that there is the risk that upcoming payment obligations under the transactions might not be honored. In these situations, we are frequently able to obtain additional collateral or terminate the transactions or the related master agreement.

When our decision to terminate transactions or the related master agreement results in a residual net obligation of the counterparty, we restructure the obligation into a nonderivative claim and manage it through our regular workout process. As a consequence, we do not show any nonperforming derivatives.

The following table shows the notional amounts and gross market values of OTC and exchange-traded derivative contracts we held for trading and nontrading purposes as of December 31, 2006.

Dec 31, 2006 in € m.	Notional amount maturity distribution: Within one year	> 1 and ≤ 5 years	After five years	Total	Positive market value	Negative market value	Net market value
Interest-rate-related transactions:							
OTC products:							
FRAs	2,127,198	82,255	453	2,209,906	909	(852)	57
Interest rate swaps (single currency)	9,553,658	8,920,058	6,606,970	25,080,686	187,502	(191,509)	(4,007)
Purchased interest rate options	421,613	494,336	600,824	1,516,773	25,901	–	25,901
Written interest rate options	433,266	686,765	657,593	1,777,624	–	(27,410)	(27,410)
Other interest rate trades	–	–	–	–	–	–	–
Exchange-traded products:							
Interest rate futures	312,411	260,321	1,100	573,832	–	–	–
Purchased interest rate options	96,778	3,644	–	100,422	71	–	71
Written interest rate options	248,993	5,640	–	254,633	–	(127)	(127)
Sub-total	**13,193,917**	**10,453,019**	**7,866,940**	**31,513,876**	**214,383**	**(219,898)**	**(5,515)**
Currency-related transactions:							
OTC products:							
Forward exchange trades	504,686	27,588	3,643	535,917	5,564	(6,459)	(895)
Cross currency swaps	1,372,900	457,470	376,526	2,206,896	39,300	(37,571)	1,729
Purchased foreign currency options	315,321	51,139	11,107	377,567	6,596	–	6,596
Written foreign currency options	317,108	59,331	7,755	384,194	–	(7,074)	(7,074)
Exchange-traded products:							
Foreign currency futures	12,563	172	–	12,735	–	–	–
Purchased foreign currency options	4,519	70	–	4,589	42	–	42
Written foreign currency options	4,811	13	–	4,824	–	(39)	(39)
Sub-total	**2,531,908**	**595,783**	**399,031**	**3,526,722**	**51,502**	**(51,143)**	**359**
Equity/index-related transactions:							
OTC products:							
Equity forward	1,289	5	–	1,294	40	(16)	24
Equity/index swaps	105,199	47,654	12,226	165,079	5,549	(7,382)	(1,833)
Purchased equity/index options	109,264	102,257	21,817	233,338	35,326	–	35,326
Written equity/index options	135,257	123,587	36,842	295,686	–	(42,825)	(42,825)
Exchange-traded products:							
Equity/index futures	50,843	–	–	50,843	–	–	–
Equity/index purchased options	140,699	61,890	8,795	211,384	14,992	–	14,992
Equity/index written options	124,598	69,775	12,272	206,645	–	(18,737)	(18,737)
Sub-total	**667,149**	**405,168**	**91,952**	**1,164,269**	**55,907**	**(68,960)**	**(13,053)**
Credit derivatives	**152,477**	**1,921,525**	**1,098,988**	**3,172,990**	**30,019**	**(31,187)**	**(1,168)**
Other transactions:							
OTC products:							
Precious metal trades	37,162	26,870	4,646	68,678	4,191	(3,030)	1,161
Other trades	128,511	178,307	4,135	310,953	20,439	(19,232)	1,207
Exchange-traded products:							
Futures	14,300	7,758	29	22,087	33	(42)	(9)
Purchased options	11,310	5,348	–	16,658	1,761	–	1,761
Written options	11,918	5,516	–	17,434	–	(1,857)	(1,857)
Sub-total	**203,201**	**223,799**	**8,810**	**435,810**	**26,424**	**(24,161)**	**2,263**
Total OTC business	**15,714,909**	**13,179,147**	**9,443,525**	**38,337,581**	**361,336**	**(374,547)**	**(13,211)**
Total exchange-traded business	**1,033,743**	**420,147**	**22,196**	**1,476,086**	**16,899**	**(20,802)**	**(3,903)**
Total	**16,748,652**	**13,599,294**	**9,465,721**	**39,813,667**	**378,235**	**(395,349)**	**(17,114)**
Positive market values after netting agreements					**75,515**		

COUNTRY RISK

We manage country risk through a number of risk measures and limits, the most important being:

- TOTAL COUNTERPARTY EXPOSURE. All credit extended and OTC derivatives exposure to counterparties domiciled in a given country that we view as being at risk due to economic or political events ("country risk event"). It includes nonguaranteed subsidiaries of foreign entities and offshore subsidiaries of local clients.
- TRANSFER RISK EXPOSURE. Credit risk arising where an otherwise solvent and willing debtor is unable to meet its obligations due to the imposition of governmental or regulatory controls restricting its ability either to obtain foreign exchange or to transfer assets to nonresidents (a "transfer risk event"). It includes all of our credit extended and OTC derivatives exposure from one of our offices in one country to a counterparty in a different country.
- HIGHLY-STRESSED EVENT RISK SCENARIOS. We use stress testing to measure potential market risk on our trading positions and view these as market risks.

COUNTRY RISK RATINGS

Our country risk ratings represent a key tool in our management of country risk. They are established by an independent country risk research function within our Credit Risk Management function and include:

- SOVEREIGN RATING. A measure of the probability of the sovereign defaulting on its foreign or local currency obligations.
- TRANSFER RISK RATING. A measure of the probability of a "transfer risk event."
- EVENT RISK RATING. A measure of the probability of major disruptions in the market risk factors relating to a country.

All sovereign and transfer risk ratings are reviewed, at least annually, by the Group Credit Policy Committee. Our country risk research group also reviews, at least quarterly, our ratings for the major Emerging Markets countries. Ratings for countries that we view as particularly volatile, as well as all event risk ratings, are subject to continuous review.

We also regularly compare our internal risk ratings with the ratings of the major international rating agencies.

COUNTRY RISK LIMITS

We manage our exposure to country risk through a framework of limits. The bank specifically limits and monitors its exposure to Emerging Markets. For this purpose, Emerging Markets are defined as Latin America (including the Caribbean), Asia (excluding Japan), Eastern Europe, the Middle East and Africa. Limits are reviewed at least annually, in conjunction with the review of country risk ratings. Country Risk limits are set by either our Management Board or by our Group Credit Policy Committee, pursuant to delegated authority.

MONITORING COUNTRY RISK

We charge our Group Divisions with the responsibility of managing their country risk within the approved limits. The regional units within Credit Risk Management monitor our country risk based on information provided by our finance function. Our Group Credit Policy Committee also reviews data on transfer risk.

COUNTRY RISK EXPOSURE

The following tables show the development of total Emerging Markets net counterparty exposure (net of collateral), and the utilized Emerging Markets net transfer risk exposure (net of collateral) by region.

Emerging Markets net counterparty exposure in € m.	Dec 31, 2006	Dec 31, 2005
Total net counterparty exposure	11,537	9,516
Total net counterparty exposure (excluding OTC derivatives)	8,921	6,838

Excluding irrevocable commitments and exposures to non-Emerging Markets bank branches.

Emerging Markets net transfer risk exposure in € m.	Dec 31, 2006	Dec 31, 2005
Africa	352	340
Asia (excluding Japan)	1,569	1,136
Eastern Europe	1,092	906
Latin America	411	508
Middle East	1,492	1,244
Total Emerging Markets net transfer risk exposure	**4,916**	**4,134**

Excluding irrevocable commitments and exposures to non-Emerging Markets bank branches.

At December 31, 2006, our net transfer risk exposure to Emerging Markets (excluding irrevocable commitments and exposures to non-Emerging Markets bank branches) amounted to € 4.9 billion, an increase of 19 %, or € 0.8 billion, from December 31, 2005. This increase was a result of selective increases in exposure due to improved credit quality in our Emerging Markets target countries.

PROBLEM LOANS

Our problem loans are comprised of nonaccrual loans, loans 90 days or more past due and still accruing and troubled debt restructurings. All loans where known information about possible credit problems of borrowers causes management to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms are included in our problem loans.

Additionally, as of December 31, 2006, we had € 1 million of lease financing transactions that were nonperforming. This amount is not included in our total problem loans.

The following table presents the components of our December 31, 2006 and December 31, 2005 problem loans.

			Dec 31, 2006			Dec 31, 2005
in € m.	Impaired loans[1]	Nonperforming homogeneous loans	Total	Impaired loans[1]	Nonperforming homogeneous loans	Total
Nonaccrual loans	1,906	1,097	3,003	2,444	1,106	3,550
Loans 90 days or more past due and still accruing	4	181	185	13	189	202
Troubled debt restructurings	114	–	114	119	–	119
Total problem loans	**2,024**	**1,278**	**3,302**	**2,576**	**1,295**	**3,871**

1 Loans for which we determine that it is probable that we will be unable to collect all principal and interest due according to the contractual terms of the loan agreements.

The € 569 million decrease in our total problem loans in 2006 was due to € 744 million of gross charge-offs, a € 39 million decrease as a result of exchange rate movements and a € 213 million net increase of problem loans. Substantially all of the reduction in problem loans took place in our impaired loans with gross charge-offs of € 284 million, net reductions of € 229 million and a € 39 million decrease as a result of exchange rate movements. In the homogeneous loan portfolio charge-offs were substantially offset by net increases. Included in the € 1.3 billion nonperforming smaller-balance standardized homogeneous loans, as of December 31, 2006, are € 1.2 billion of loans that are 90 days or more past due as well as € 0.1 billion of loans that are less than 90 days past due but in the judgment of management the accrual of interest should be ceased.

Our commitments to lend additional funds to debtors with problem loans amounted to € 46 million as of December 31, 2006, a decrease of € 23 million or 33 %, compared to December 31, 2005. Of these commitments € 4 million had been committed to debtors whose loan terms have been modified in a troubled debt restructuring, a decrease of € 5 million or 56 %, compared to December 31, 2005.

The following table illustrates our total problem loans split between German and non-German counterparties based on the country of domicile of our counterparty for the last two years.

in € m.	Dec 31, 2006	Dec 31, 2005
Nonaccrual loans:		
German	2,228	2,771
Non-German	775	779
Total nonaccrual loans	**3,003**	**3,550**
Loans 90 days or more past due and still accruing:		
German	183	198
Non-German	2	4
Total loans 90 days or more past due and still accruing	**185**	**202**
Troubled debt restructurings:		
German	90	48
Non-German	24	71
Total troubled debt restructurings	**114**	**119**

NONACCRUAL LOANS

We place a loan on nonaccrual status if:

- the loan has been in default as to payment of principal or interest for 90 days or more and the loan is neither well secured nor in the process of collection, or
- the accrual of interest should be ceased according to management's judgment as to collectibility of contractual cash flows.

When a loan is placed on nonaccrual status, the recorded investment in the loan includes accrued interest. Cash receipts of interest on nonaccrual loans are recorded as either interest revenue or a reduction of principal according to management's judgment as to collectibility of principal.

As of December 31, 2006, our nonaccrual loans totaled € 3.0 billion, a net decrease of € 547 million, or 15 %, from 2005. The net decrease in nonaccrual loans took place substantially in our impaired loans driven by charge-offs, net reductions and a decrease as a result of exchange rate movements.

As of December 31, 2005, our nonaccrual loans totaled € 3.6 billion, a net decrease of € 0.9 billion, or 21 %, from 2004. The net decrease in nonaccrual loans was mainly driven by charge-offs.

LOANS NINETY DAYS OR MORE PAST DUE AND STILL ACCRUING

These are loans in which contractual interest or principal payments are 90 days or more past due but on which we continue to accrue interest. These loans are well secured and in the process of collection.

In 2006, our 90 days or more past due and still-accruing loans decreased by € 17 million, or 8 %, from 2005.

In 2005, our 90 days or more past due and still-accruing loans decreased by € 45 million, or 18 %, to € 202 million. This decrease was due to the fact that loans of this category which had to be placed on nonaccrual status or returned to performing status were substituted to a lesser extent by new loans to be allocated to this category.

TROUBLED DEBT RESTRUCTURINGS

Troubled debt restructurings are loans that we have restructured due to a deterioration in the borrower's financial position comprising concessions that we would not otherwise consider.

If a borrower performs satisfactorily for one year under a restructured loan, we no longer consider that borrower's loan to be a troubled debt restructuring, unless at the time of restructuring the new interest rate was lower than the market rate for similar credit risks.

In 2006, the volume of troubled debt restructurings remained stable, showing only a minor reduction of € 5 million, or 4 %.

In 2005, the volume of troubled debt restructurings increased by € 30 million, or 34 %, to € 119 million as of December 31, 2005. This increase was mainly due to a single restructuring case in Western Europe.

CREDIT LOSS EXPERIENCE AND ALLOWANCE FOR LOAN LOSSES

We establish an allowance for loan losses that represents our estimate of probable losses in our loan portfolio. The responsibility for determining our allowance for loan losses rests with Credit Risk Management. The components of this allowance are:

SPECIFIC LOSS COMPONENT

The specific loss component relates to all loans deemed to be impaired, following an assessment of the counterparty's ability to repay. A loan is considered to be impaired when we determine that it is probable that we will be unable to collect all interest and principal due in accordance with the terms of the loan agreement. We determine the amount, if any, of the specific provision we should make by taking into account the present value of expected future cash flows, including cash flows that may result from foreclosure less costs for obtaining and selling the collateral, or the market price of the loan.

We regularly re-evaluate all credit exposures that have already been specifically provided for, as well as all credit exposures that appear on our watchlist.

INHERENT LOSS COMPONENT

The inherent loss component relates principally to all other loans we do not consider impaired but which we believe to have incurred some inherent loss on a portfolio basis and is comprised of:

— COUNTRY RISK ALLOWANCE. We establish a country risk allowance for loan exposures in countries where according to management's judgment a "transfer risk event" is probable. We determine the percentage rates for our country risk allowance on the basis of historical loss experience and current market data, such as economic, political and other relevant factors affecting a country's financial condition. In making our decision we focus primarily on the transfer risk ratings that we assign to a country and the amount and type of collateral.

— SMALLER-BALANCE STANDARDIZED HOMOGENEOUS LOAN LOSS ALLOWANCE. Our smaller-balance standardized homogeneous loan portfolio includes smaller-balance personal loans, residential and nonresidential mortgage loans, overdrafts, and loans to self-employed and small business customers of our private and retail business. These loans are evaluated for inherent loss on a collective basis, based on analyses of historical loss experience from each product type according to criteria such as past due status and collateral recovery values. The resulting allowance encompasses the loss inherent both in performing loans, as well as in nonperforming loans within the smaller-balance standardized homogeneous loan portfolio.

— OTHER INHERENT LOSS ALLOWANCE. The other inherent loss allowance represents our estimate of losses inherent in our loan book that have not yet been individually identified, and reflects the imprecisions and uncertainties in estimating our loan loss allowances. This estimate of inherent losses excludes those exposures we have already considered when establishing our allowance for smaller-balance standardized homogeneous loans. It incorporates the expected loss results, which we generate as part of our economic capital calculations, outlined above.

CHARGE-OFF POLICY

We take charge-offs based on Credit Risk Management's assessment when we determine that the loans are uncollectible. We generally charge off a loan when all economically sensible means of recovery have been exhausted. Our determination considers information such as the occurrence of significant changes in the borrower's financial position such that the borrower can no longer pay the obligation, or that the proceeds from collateral will not be sufficient to pay the loan. For our smaller-balance standardized homogeneous loans, we generally take charge-offs when a product-specific past due status has been reached.

ALLOWANCE FOR LOAN LOSSES

The following table presents the components of our allowance for loan losses by industry of the borrower, and the percentage of our total loan portfolio accounted for by those industry classifications, on the dates specified. The breakdown between German and non-German borrowers is based on the country of domicile of our borrowers.

in € m. (except percentages)	Dec 31, 2006		Dec 31, 2005	
German:				
Specific loan loss allowance:				
Banks and insurance	–	1 %	–	1 %
Manufacturing	245	4 %	288	4 %
Households (excluding mortgages)	31	10 %	46	11 %
Households – mortgages	11	16 %	14	18 %
Public sector	–	1 %	–	1 %
Wholesale and retail trade	109	2 %	137	2 %
Commercial real estate activities	183	6 %	261	7 %
Other	205	8 %	229	8 %
Specific German loan loss allowance total	784		975	
Inherent loss allowance	439		461	
German total	**1,223**	**48 %**	**1,436**	**52 %**
Non-German:				
Specific loan loss allowance	284		255	
Inherent loss allowance	247		237	
Non-German total	**531**	**52 %**	**492**	**48 %**
Total allowance for loan losses	**1,754**	**100 %**	**1,928**	**100 %**
Total specific allowance	1,068		1,230	
Total inherent loss allowance	686		698	
Total allowance for loan losses	**1,754**		**1,928**	

MOVEMENTS IN THE ALLOWANCE FOR LOAN LOSSES

We record increases to our allowance for loan losses as an expense on our Consolidated Statement of Income. If we determine that we no longer require allowances we have previously established, we decrease our allowance and record the amount as a reduction of the provision on our Consolidated Statement of Income. Charge-offs reduce our allowance while recoveries increase the allowance without affecting the Consolidated Statement of Income.

The following table sets forth a breakdown of the movements in our allowance for loan losses for the periods specified.

in € m. (except percentages)	2006	2005
Allowance at beginning of year	**1,928**	**2,345**
Charge-offs:		
German:		
Banks and insurance	2	1
Manufacturing	78	61
Households (excluding mortgages)	244	216
Households – mortgages	35	36
Public sector	–	–
Wholesale and retail trade	40	54
Commercial real estate activities	100	112
Lease financing	–	3
Other	109	162
German total	608	645
Non-German:		
Excluding lease financing	135	373
Lease financing only	1	–
Non-German total	136	373
Total charge-offs	**744**	**1,018**
Recoveries:		
German:		
Banks and insurance	1	1
Manufacturing	19	11
Households (excluding mortgages)	45	41
Households – mortgages	8	–
Public sector	–	–
Wholesale and retail trade	9	10
Commercial real estate activities	7	4
Lease financing	–	–
Other	42	42
German total	131	109
Non-German:		
Excluding lease financing	133	61
Lease financing only	–	–
Non-German total	133	61
Total recoveries	**264**	**170**
Net charge-offs	**480**	**848**
Provision for loan losses	330	374
Other changes (currency translation and allowance related to acquisitions/divestitures)	(24)	57
Allowance at end of year	**1,754**	**1,928**
Percentage of total net charge-offs to average loans for the year	0.29 %	0.58 %

Our allowance for loan losses as of December 31, 2006 was € 1.8 billion, a 9 % decrease from the € 1.9 billion reported at the end of 2005. The reduction in our allowance was principally due to charge-offs exceeding our net provisions.

Our gross charge-offs amounted to € 744 million in 2006, a decrease of € 274 million, or 27 %, from 2005. Of the charge-offs for 2006, € 284 million were related to our corporate credit exposure, mainly driven by our German portfolio, and € 460 million were related to our consumer credit exposure.

Our provision for loan losses in 2006 was € 330 million, down € 44 million, or 12 %, from the prior year, reflecting tight credit risk management, positive results of workout processes as well as the continued benign credit environment. In 2006, our total loan loss provision was principally driven by our smaller-balance standardized homogeneous loan portfolio.

Our specific loan loss allowance was € 1.1 billion as of December 31, 2006, a decrease of € 162 million, or 13 %, from 2005. The change in our allowance is comprised of net charge-offs of € 153 million, a decrease of € 13 million as a result of exchange rate movements and a net specific loan loss provision of € 5 million, which was 91 % lower than in the previous year. The specific loan loss allowance is the largest component of our total allowance for loan losses.

Our inherent loan loss allowance totaled € 686 million as of December 31, 2006, a marginal decrease from the level at the end of 2005 (€ 698 million).

Our allowance for loan losses as of December 31, 2005 was € 1.9 billion, an 18 % decrease from the € 2.3 billion reported at the end of 2004. The reduction in our allowance was principally due to charge-offs exceeding our net provisions.

Our gross charge-offs amounted to € 1.0 billion in 2005. Of the charge-offs for 2005, € 580 million were related to our corporate credit exposure, mainly driven by our German and American portfolios, and € 437 million were related to our consumer credit exposure.

Our provision for loan losses in 2005 was € 374 million, reflecting tight credit risk management, positive results of workout processes as well as the overall benign credit environment. In 2005, our total loan loss provision was principally driven by our smaller-balance standardized homogeneous loan portfolio.

Our specific loan loss allowance was € 1.2 billion as of December 31, 2005. The € 424 million decrease in our allowance in 2005 is comprised of net charge-offs of € 518 million and a net specific loan loss provision of € 52 million, which includes a € 72 million net release for non-German clients and a € 42 million increase from currency translation. Notably, the specific loan loss allowance is the largest component of our total allowance for loan losses.

Our inherent loan loss allowance totaled € 698 million as of December 31, 2005, slightly above the level at the end of 2004 (€ 691 million). Movements in this component include € 365 million net provision being offset by € 330 million net charge-offs for our smaller-balance standardized homogeneous loan portfolio, and a € 23 million net reduction in our other inherent loss allowance.

NON-GERMAN COMPONENT OF THE ALLOWANCE FOR LOAN LOSSES

The following table presents an analysis of the changes in the non-German component of the allowance for loan losses. As of December 31, 2006, 30 % of our total allowance was attributable to international clients.

in € m.	2006	2005
Allowance at beginning of year	**492**	**800**
Charge-offs	136	373
Recoveries	133	61
Net charge-offs	3	312
Provision for loan losses	66	(53)
Other changes (currency translation and allowance related to acquisitions/divestitures)	(24)	57
Allowance at end of year	**531**	**492**

ALLOWANCE FOR OFF-BALANCE SHEET POSITIONS

The following table shows the activity in our allowance for off-balance sheet positions, which comprises contingent liabilities and lending-related commitments.

in € m.	2006	2005
Allowance at beginning of year	**329**	**345**
Provision for off-balance sheet positions	(50)	(24)
Other changes (currency translation and allowance related to acquisitions/divestitures)	(8)	8
Allowance at end of year	**271**	**329**

SETTLEMENT RISK

Our trading activities may give rise to risk at the time of settlement of those trades. Settlement risk is the risk of loss due to the failure of a counterparty to honor its obligations to deliver cash, securities or other assets as contractually agreed.

For many types of transactions, we mitigate settlement risk by closing the transaction through a clearing agent, which effectively acts as a stakeholder for both parties, only settling the trade once both parties have fulfilled their sides of the bargain.

Where no such settlement system exists, as is the case with some foreign exchange trades, the simultaneous commencement of the payment and the delivery parts of the transaction is common practice between trading partners (free settlement). In these cases, we may seek to mitigate our settlement risk through the execution of bilateral payment netting agreements. We are also an active participant in industry initiatives to reduce settlement risks. Acceptance of settlement risk on free settlement trades requires approval from our credit risk personnel, either in the form of pre-approved settlement risk limits, or through transaction-specific approvals. We do not aggregate settlement risk limits with other credit exposures for credit approval purposes, but we take the aggregate exposure into account when we consider whether a given settlement risk would be acceptable.

MARKET RISK

Substantially all of our businesses are subject to the risk that market prices and rates will move and result in profits or losses for us. We distinguish among four types of market risk:

— Interest rate risk;
— Equity price risk;
— Foreign exchange risk; and
— Commodity price risk.

The interest rate and equity price risks consist of two components each. The general risk describes value changes due to general market movements, while the specific risk has issuer-related causes.

MARKET RISK MANAGEMENT FRAMEWORK

We assume market risk in both our trading and our nontrading activities. We assume risk by making markets and taking positions in debt, equity, foreign exchange, other securities and commodities as well as in equivalent derivatives.

We use a combination of risk sensitivities, value-at-risk, stress testing and economic capital metrics to manage market risks and establish limits. Economic capital is the metric we use to describe and aggregate all our market risks, both in trading and nontrading portfolios. Value-at-risk is a common metric we use in the management of our trading market risks.

Our Management Board and Risk Executive Committee, supported by Market Risk Management, which is part of our independent risk and capital management function, set a Group-wide value-at-risk limit for the market risks in the trading book. Market Risk Management sub-allocates this overall limit to our Group Divisions. Below that, limits are allocated to specific business lines and trading portfolio groups and geographical regions.

Our value-at-risk disclosure for the trading businesses is based on our own internal value-at-risk model. In October 1998, the German Banking Supervisory Authority (now the BaFin) approved our internal value-at-risk model for calculating the market risk capital for our general and specific market risks. Since then the model has been periodically reviewed and approval has been maintained.

Our value-at-risk disclosure is intended to ensure consistency of market risk reporting for internal risk management, for external disclosure and for regulatory purposes. The overall value-at-risk limit for our Corporate and Investment Bank Group Division was € 90 million throughout the year 2006 and the overall value-at-risk limit for our consolidated Group trading positions was € 92 million (with a 99 % confidence level, as described below, and a one-day holding period), both unchanged from the previous year.

SPECIFICS OF MARKET RISK REPORTING UNDER GERMAN BANKING REGULATIONS

German banking regulations stipulate specific rules for market risk reporting, which concern in particular the consolidation of entities, the calculation of the overall market risk position, as well as the determination of which assets are trading assets and which are nontrading assets:

- CONSOLIDATION. For German regulatory purposes we do not consolidate entities other than banking institutions, financial services institutions, financial enterprises, bank service enterprises and certain fund management companies. However, we do consolidate a number of entities under U.S. GAAP, which we do not consolidate for German regulatory purposes. These companies mainly include variable interest entities.
- OVERALL MARKET RISK POSITION. We do not include in our market risk disclosure the foreign exchange risk arising from currency positions that German banking regulations permit us to exclude from market risk reporting. These are currency positions which are fully deducted from, or covered by, equity capital recognized for regulatory reporting as well as participating interests, including shares in affiliated companies that we record in foreign currency and value at historical cost (structural currency positions). Our largest structural currency positions arise from our investments in entities located in the United States.
- DEFINITION OF TRADING ASSETS AND NONTRADING ASSETS. The regulatory definition of trading book and banking book assets generally parallels the definition of trading and nontrading assets under U.S. GAAP. However, due to specific differences between the regulatory and accounting framework, certain assets are classified as trading book for market risk reporting purposes even though they are nontrading assets under U.S. GAAP. Conversely, we also have assets that are assigned to the banking book even though they are trading assets under U.S. GAAP.

VALUE-AT-RISK ANALYSIS

The value-at-risk approach derives a quantitative measure for our trading book market risks under normal market conditions, estimating the potential future loss (in terms of market value) that will not be exceeded in a defined period of time and with a defined confidence level. The value-at-risk measure enables us to apply a constant and uniform measure across all of our trading businesses and products. It also facilitates comparisons of our market risk estimates both over time and against our daily trading results.

We calculate value-at-risk for both internal and regulatory reporting using a 99 % confidence level, in accordance with BIS rules. For internal reporting, we use a holding period of one day. For regulatory reporting, the holding period is ten days.

We believe that our value-at-risk model takes into account all material risk factors assuming normal market conditions. Examples of these factors are interest rates, equity prices, foreign exchange rates and commodity prices, as well as their implied volatilities. The model incorporates both linear and, especially for derivatives, nonlinear effects of the risk factors on the portfolio value. The statistical parameters required for the value-at-risk calculation are based on a 261 trading day history (corresponding to at least one calendar year of trading days) with equal weighting being given to each observation. We generally calculate value-at-risk using the Monte Carlo simulation technique and assuming that changes in risk factors follow a normal or logarithmic normal distribution. However, we still utilize a variance-covariance approach to calculate specific interest rate risk for some portfolios, such as in our credit trading business.

To determine our aggregated value-at-risk, we use historically observed correlations between the different general market risk factors. However, when aggregating general and specific market risks, we assume that there is zero correlation between them.

BACK-TESTING

We use back-testing in our trading units to verify the predictive power of the value-at-risk calculations. In back-testing, we focus on the comparison of hypothetical daily profits and losses under the buy-and-hold assumption (in accordance with German regulatory requirements) with the estimates from our value-at-risk model.

A committee chaired by Market Risk Management and with participation from Market Risk Operations and Finance meets on a quarterly basis to discuss back-testing results of our Group as a whole and of individual businesses. The committee analyzes performance fluctuations and assesses the predictive power of our value-at-risk model, which in turn allows us to improve the risk estimation process.

STRESS TESTING AND ECONOMIC CAPITAL

While value-at-risk, calculated on a daily basis, supplies forecasts for potential large losses under normal market conditions, we also perform stress tests in which we value our trading portfolios under extreme market scenarios not covered by the confidence interval of our value-at-risk model.

The quantification of market risk under extreme stress scenarios forms the basis of our assessment of the economic capital that we estimate is needed to cover the market risk in all of our positions. Underlying risk factors applicable to the different products are stressed, meaning that we assume a sudden change, according to pre-defined scenarios. We derive the stress scenarios from historic worst case scenarios adjusted for structural changes in current markets and liquidity.

For example, we calculate country-specific event risk scenarios for all Emerging Markets and assess these event risk results daily. A specialist committee reviews the country risk ratings and scenario loss limits monthly. Ad hoc reviews take place as required.

In addition to the country-specific event risk scenarios for Emerging Markets, we also run regular market stress scenarios on the positions of every major portfolio. This is done weekly for the trading portfolios and monthly for the nontrading portfolios.

Our stress test scenarios include:

- Price and volatility risks for interest rates, equity prices, foreign exchange and commodity prices for industrialized countries. This covers both trading and nontrading securities and investments, as well as trading book derivatives portfolios and includes many basis risks.
- Emerging Markets' risks, including equity price declines, increases in interest rates and currency devaluations.
- Credit spread risks for bonds, credit derivatives and traded loans of both industrialized and Emerging Markets countries.
- Underwriting risks in debt and equity capital markets for industrialized countries.

We calculate economic capital by aggregating losses from those stress scenarios using correlations that reflect stressed market conditions (rather than the normal market correlations used in the value-at-risk model).

Our economic capital usage for market risk arising from the trading units totaled € 1.6 billion at year-end 2006, materially unchanged compared to year-end 2005.

LIMITATIONS OF OUR PROPRIETARY RISK MODELS

Although we believe that our proprietary market risk models are of a high standard, we are committed to their ongoing development and allocate substantial resources to reviewing and improving them.

Our stress testing results and economic capital estimations are necessarily limited by the number of stress tests executed and that not all downside scenarios can be predicted and simulated. While the risk managers have used their best judgment to define worst case scenarios based upon the knowledge of past extreme market moves, it is possible for our market risk positions to lose more value than even our economic capital estimates.

Our value-at-risk analyses should also be viewed in the context of the limitations of the methodology we use and are therefore not maximum amounts that we can lose on our market risk positions. The limitations of the value-at-risk methodology include the following:

- The use of historical data as a proxy for estimating future events may not capture all potential events, particularly those that are extreme in nature.
- The assumption that changes in risk factors follow a normal or logarithmic normal distribution. This may not be the case in reality and may lead to an underestimation of the probability of extreme market movements.
- The use of a holding period of one day (or ten days for regulatory value-at-risk calculations) assumes that all positions can be liquidated or hedged in that period of time. This assumption does not fully capture the market risk arising during periods of illiquidity, when liquidation or hedging in that period of time may not be possible. This is particularly the case for the use of a one-day holding period.
- The use of a 99 % confidence level does not take account of, nor makes any statement about, any losses that might occur beyond this level of confidence.
- We calculate value-at-risk at the close of business on each trading day. We do not subject intra-day exposures to intra-day value-at-risk calculations.
- Value-at-risk does not capture all of the complex effects of the risk factors on the value of positions and portfolios and could, therefore, underestimate potential losses. For example, the way sensitivities are represented in our value-at-risk model may only be exact for small changes in market parameters.

The aggregate value-at-risk estimates for our trading market risk are adequate risk estimates when measured against our back-testing procedures (as shown by the number of hypothetical buy-and-hold portfolio losses against the predicted value-at-risk). However, we acknowledge the limitations in the value-at-risk methodology by supplementing the value-at-risk limits with other position and sensitivity limit structures, as well as with stress testing, both on individual portfolios and on a consolidated basis.

VALUE-AT-RISK OF THE TRADING UNITS OF OUR CORPORATE AND INVESTMENT BANK GROUP DIVISION

The following table shows the value-at-risk (with a 99 % confidence level and a one-day holding period) of the trading units of our Corporate and Investment Bank Group Division. Our trading market risk outside of these units is immaterial. "Diversification effect" reflects the fact that the total value-at-risk on a given day will be lower than the sum of the values-at-risk relating to the individual risk classes. Simply adding the value-at-risk figures of the individual risk classes to arrive at an aggregate value-at-risk would imply the assumption that the losses in all risk categories occur simultaneously.

Value-at-risk of Trading Units		Total	Diversification effect		Interest rate risk		Equity price risk		Foreign exchange risk		Commodity price risk	
in € m.	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Average	69.5	65.8	(49.2)	(37.5)	51.0	52.8	41.7	33.3	14.1	10.3	11.8	7.0
Maximum	82.0	79.2	(65.5)	(47.4)	66.1	61.6	60.2	43.1	46.2	18.2	25.0	11.3
Minimum	58.3	57.8	(38.5)	(29.4)	42.1	41.9	31.4	22.9	4.5	5.5	5.2	3.5
Year-end	76.9	69.8	(44.0)	(40.9)	50.3	55.3	53.0	32.8	12.2	12.9	5.4	9.6

The following graph shows the daily aggregate value-at-risk of our trading units in 2006, including diversification effects, and actual income of the trading units throughout the year.

INCOME OF TRADING UNITS AND VALUE-AT-RISK IN 2006

in € m.


200
Income of Trading Units
150
100
50
0
(50)
Value-at-Risk
(100)
1/06
2/06
3/06
4/06
5/06
6/06
7/06
9/06
10/06
11/06
12/06

While we have taken selective trading opportunities and risks throughout the year, our value-at-risk for the trading units remained within a band between € 58.3 million and € 82.0 million. The higher value-at-risk levels continue to be driven by interest rate risk exposures and/or equity positions. The average value-at-risk in 2006 was € 69.5 million, which is 5.5 % above the 2005 average of € 65.8 million.

Our trading units achieved a positive actual income for over 96 % of the trading days in 2006 (over 93 % in 2005). On no trading day in either year did they incur an actual loss that exceeded the value-at-risk estimate for that day.

In our regulatory back-testing in 2006, we observed three outliers, which are hypothetical buy-and-hold losses that exceeded our value-at-risk estimate for the trading units as a whole. This is in line with the two to three outliers a year that are statistically expected when using a 99 % confidence level value-at-risk model. All outliers were driven by exceptionally high levels of volatility in equity markets.

The following histogram illustrates the distribution of actual daily income of our trading units in 2006. The histogram displays the number of trading days on which we reached each level of trading income shown on the horizontal axis in millions of euro.

INCOME OF TRADING UNITS IN 2006
in € m.


Days
20
15
10
5
0
Below (35)
(35) to (30)
(30) to (25)
(25) to (20)
(20) to (15)
(15) to (10)
(10) to (5)
(5) to 0
0 to 5
5 to 10
10 to 15
15 to 20
20 to 25
25 to 30
30 to 35
35 to 40
40 to 45
45 to 50
50 to 55
55 to 60
60 to 65
65 to 70
70 to 75
75 to 80
80 to 85
85 to 90
90 to 95
95 to 100
100 to 105
105 to 110
110 to 115
115 to 120
120 to 125
125 to 130
130 to 135
135 to 140
140 to 145
145 to 150
Over 150

MARKET RISK IN OUR NONTRADING PORTFOLIOS

The market risk in our nontrading portfolios, as measured by economic capital, slightly decreased from € 1.4 billion at year-end 2005 to € 1.3 billion at year end 2006.

MANAGEMENT OF OUR NONTRADING PORTFOLIOS

The Capital and Risk Committee supervises our nontrading asset activities. It has responsibility for the alignment of our group-wide risk appetite, capitalization requirements and funding needs based on group-wide, divisional and sub-divisional business strategies. Its responsibilities also include regular review of the exposures within the nontrading asset portfolio and associated stress test results, performance review of acquisitions and investments, allocating risk limits to the Business Divisions within the framework established by the Management Board and approval of policies in relation to nontrading asset activities. Multiple members of the Capital and Risk Committee are also members of the Group Investment Committee, ensuring a close link between both committees.

Our dedicated Investment Risk Management team was carved out of the Market Risk Management team and was established within our risk and capital management function during 2006 to specialize in risk-related aspects of our nontrading activities. Investment Risk Management performs monthly reviews of the risk profile of the nontrading asset portfolios, including market values, economic capital estimates, limit usages, performance and pipeline activity.

The policies and procedures governing our nontrading activities are ratified by the Risk Executive Committee.

ASSESSMENT OF MARKET RISK IN OUR NONTRADING PORTFOLIOS

Unlike for our trading portfolios we do not use value-at-risk as the primary metric to assess the market risk in our nontrading portfolios due to the nature of these positions as well as the lack of transparency of some of the pricing. Rather we assess the market risk in our nontrading portfolios through the use of stress testing procedures that are particular to each risk class and which consider, among other factors, large historically observed market moves as well as the liquidity of each asset class. This assessment forms the basis of our economic capital estimates which enable us to monitor and manage the nontrading market risk positions actively using a methodology which is consistent with that used for the trading market risk positions. As an example, for our industrial holdings we apply individual price shocks between 22 % and 38 %, which are based on historically observed market moves. In addition, we consider value reductions between 10 % and 15 % to reflect liquidity constraints. For private equity exposures, all our positions are stressed using our standard credit risk economic capital model as well as market price shocks up to 100 %, depending on the individual asset. See also section "Risk Management Tools – Economic Capital" and "Market Risk – Stress Testing and Economic Capital".

NONTRADING MARKET RISK BY RISK CLASS

The biggest market risk in our nontrading portfolios is equity price risk. The vast majority of the interest rate and foreign exchange risks arising from our nontrading asset and liability positions has been transferred through internal hedges to our Global Markets Business Division within our Corporate and Investment Bank Group Division and is thus managed on the basis of value-at-risk as reflected in our trading value-at-risk numbers.

NONTRADING MARKET RISK BY GROUP DIVISION

There is nontrading market risk held and managed in each of our Group Divisions. The nontrading market risk in our Corporate Investments Group Division remains the biggest in the Group and is incurred through private equity investments, industrial holdings and other corporate investments. Our Private Clients and Asset Management Group Division primarily assumes nontrading market risk through its proprietary investments in real estate, hedge funds and mutual funds, which support the client asset management businesses primarily in the form of minority seed and co-invest fund capital. In our Corporate and Investment Bank Group Division the most significant part arises from principal investments.

CARRYING VALUE AND ECONOMIC CAPITAL USAGE FOR OUR NONTRADING PORTFOLIOS

The table below shows the carrying values and economic capital usages separately for our major industrial holdings, other corporate investments and alternative assets.

Nontrading Portfolios	Carrying value		Economic capital usage	
in € bn.	Dec 31, 2006	Dec 31, 2005	Dec 31, 2006	Dec 31, 2005
Major industrial holdings	5.0	4.1	0.2	0.3
Other corporate investments	2.5	4.2	0.6	0.5
Alternative assets:	2.5	2.5	0.5	0.7
Principal investments[1]	1.1	1.1	0.4	0.4
Real estate	1.1	1.1	0.1	0.2
Hedge funds[2]	0.3	0.4	0.0	0.0
Total	**10.0**	**10.9**	**1.3**	**1.4**

1 Principal investments include transactions previously disclosed as Private Equity.
2 There is a small economic capital usage of € 40 million as of December 31, 2006 and € 39 million as of December 31, 2005.

Our economic capital usage for these nontrading asset portfolios totaled € 1.3 billion at year-end 2006, which is € 0.1 billion, or 7 %, below our economic capital usage at year-end 2005. This decrease primarily reflects the reduced risk of our alternative assets portfolio as well as the reduced risk from major industrial holdings.

- MAJOR INDUSTRIAL HOLDINGS. The decrease in economic capital usage for our major industrial holdings was primarily driven by an increase of unrealized gains. Our economic capital usage of € 0.2 billion at year-end 2006 was mainly due to the residual shareholding in DaimlerChrysler AG, while the economic capital usage for our other industrial holdings was comparatively small due to our unrealized gains associated with these holdings.
- OTHER CORPORATE INVESTMENTS. The decrease in the carrying value of other corporate investments was largely due to the transfer of the residual shareholding of 27.99 % in EUROHYPO AG to Commerzbank AG in 2006. This transfer was agreed in 2005 and already reflected in the economic capital usage at year-end 2005. The economic capital usage of € 0.6 billion for our other corporate investments at year-end 2006 was driven by our mutual fund investments and a few other corporate investments.
- ALTERNATIVE ASSETS. Our alternative assets include principal investments, real estate investments (including mezzanine debt) and small investments in hedge funds. Principal investments are composed of direct investments in private equity, mezzanine debt, short-term investments in financial sponsor leveraged buy-out funds, bridge capital to leveraged buy-out funds and private equity led transactions. The alternative assets portfolio is well diversified and continues to be dominated by principal investments and real estate investments. Within our principal investments portfolio, we shifted our focus from longer-term private equity investments to investments that we plan to repackage and redistribute within a short to medium timeframe.

In our total economic capital figures no diversification benefits between these different asset categories are currently taken into account.

MAJOR INDUSTRIAL HOLDINGS

The following table shows the percentage share of capital and the market values of our major industrial holdings which were directly and/or indirectly attributable to us at year-end 2006, and the corresponding holdings at year-end 2005. Our Corporate Investments Group Division currently plans to continue selling most of its publicly listed holdings over the next few years, subject to the legal environment and market conditions.

Major industrial holdings		**Share of capital (in %)**		**Market value (in € m.)**	
Name	**Country of domicile**	**Dec 31, 2006**	**Dec 31, 2005**	**Dec 31, 2006**	**Dec 31, 2005**
DaimlerChrysler AG	Germany	4.4	4.4	2,103	1,930
Allianz SE	Germany	2.2	2.4	1,494	1,234
Linde AG	Germany	7.8	10.0	983	785
Fiat S.p.A.	Italy	0.8	0.8	144	73
Deutsche Börse	Germany	1.0	–	142	–
Other	N/M	N/M	N/M	108	122
Total				**4,975**	**4,144**

N/M – Not meaningful

LIQUIDITY RISK

Liquidity Risk Management safeguards the ability of the bank to meet all payment obligations when they come due. Our liquidity risk management framework has been an important factor in maintaining adequate liquidity and a healthy funding profile during the year 2006.

LIQUIDITY RISK MANAGEMENT FRAMEWORK

Treasury & Capital Management is responsible for the management of liquidity risk. Our liquidity risk management framework is designed to identify, measure and manage the liquidity risk position. The underlying policies are reviewed and approved on a regular basis by the Risk Executive Committee. The policies define the methodology which is applied to the Group.

Our liquidity risk management approach starts at the intraday level (operational liquidity) managing the daily payment queue, forecasting cash flows and factoring in our access to Central Banks. It then covers tactical liquidity risk management dealing with the access to unsecured funding sources and the liquidity characteristics of our asset inventory (Asset Liquidity). Finally, the strategic perspective comprises the maturity profile of all assets and liabilities (Funding Matrix) on our balance sheet and our Issuance Strategy.

Our cash flow based reporting tool provides daily liquidity risk information to global and regional management.

Our liquidity position is subject to stress testing and scenario analysis to evaluate the impact of sudden stress events. The scenarios are based on historic events, case studies of liquidity crises and models using hypothetical events.

SHORT-TERM LIQUIDITY

Our reporting tool tracks cash flows on a daily basis over an 18-month horizon. This scheme allows management to assess our short-term liquidity position in any location and region and globally on a by-currency, by-product and by-division basis. The system captures all of our cash flows from transactions on our balance sheet, as well as liquidity risks resulting from off-balance sheet transactions. We model products that have no specific contractual maturities using statistical methods to capture the behavior of their cash flows. Liquidity outflow limits (Maximum Cash Outflow Limits), which have been set to limit cumulative global and local cash outflows, are monitored on a daily basis and ensure our access to liquidity.

UNSECURED FUNDING

Unsecured funding is a finite resource. Total unsecured funding represents the amount of external liabilities which we take from the market irrespective of instrument, currency or tenor. Unsecured funding is measured on a regional basis by currency and aggregated to a global utilization report. The Risk Executive Committee sets limits by business division to protect our access to unsecured funding at attractive levels.

ASSET LIQUIDITY

The Asset Liquidity component tracks the volume and booking location within our consolidated inventory of unencumbered, liquid assets which we can use to raise liquidity via secured funding transactions. Securities inventories include a wide variety of different securities. In a first step, we segregate illiquid and liquid securities in each inventory. Subsequently we assign liquidity values to different classes of liquid securities.

The liquidity of these assets is an important element in protecting us against short-term liquidity squeezes. In addition, we continue to keep a portfolio of highly liquid securities in major currencies around the world to supply collateral for cash needs associated with clearing activities in euro, U.S. dollar and other currencies. As a result of various efficiency initiatives in security settlement systems, we were able to reduce this dedicated portfolio by 13 % to € 17.6 billion as of December 31, 2006.

FUNDING DIVERSIFICATION

Diversification of our funding profile in terms of investor types, regions, products and instruments is an important element of our liquidity risk management framework. Our core funding resources, such as retail, small/mid-cap and fiduciary deposits as well as long-term capital markets funding, form the cornerstone of our liability profile. Customer deposits, funds from institutional investors and interbank funding are additional sources of funding. We use interbank deposits primarily to fund liquid assets.

The following chart shows the composition of our external unsecured liabilities that contribute to the liquidity risk position (which excludes, for example, structured arrangements which are self-funding) as of December 31, 2006 and December 31, 2005, both in euro billion and as a percentage of our total external unsecured liabilities.

EXTERNAL UNSECURED LIABILITIES BY PRODUCT
in € bn.



December 2006: total € 465 billion
December 2006: total € 462 billion
120
80
40
0
106
96
23%
21%
11
11
2%
2%
81
76
17%
17%
18
21
4%
5%
102
106
22%
23%
14
16
3%
3%
61
61
13%
13%
33
30
7%
6%
39
45
8%
10%
Retail Deposits
Small/ Mid Cap*
Capital Markets
Fiduciary Deposits
Other Non-Bank Deposits
Institutional Clearing Balance
Bank Deposits
Central Bank Deposits
CP-CD**

* Refers to deposits by small and medium-sized German corporates.
** Commercial Paper/Certificates of Deposit with a maturity of one year or less.

FUNDING MATRIX

We have mapped all funding-sensitive assets and all liabilities into time buckets corresponding to their maturities to compile a maturity profile (Funding Matrix). Given that trading assets are typically more liquid than their contractual maturities suggest, we have determined individual liquidity profiles reflecting their relative liquidity value. We have taken assets and liabilities from the retail bank that show a behavior of being renewed or prolonged regardless of capital market conditions (mortgage loans and retail deposits) and assigned them to time buckets reflecting the expected prolongation. Wholesale banking products are included with their contractual maturities.

The Funding Matrix identifies the excess or shortfall of assets over liabilities in each time bucket and thus allows us to identify and manage open liquidity exposures. The Funding Matrix is a key input parameter for our annual capital market issuance plan, which upon approval by the Capital and Risk Committee establishes issuing targets for securities by tenor, volume and instrument.

In 2006, Treasury & Capital Management issued capital market instruments with a total value of approximately €21 billion.

For information regarding the maturity profile of our long-term debt, please refer to Note [17] of our consolidated financial statements.

STRESS TESTING AND SCENARIO ANALYSIS

We employ stress testing and scenario analysis to evaluate the impact of sudden stress events on our liquidity position. The scenarios are based on historic events (such as the stock market crash of 1987, the U.S. liquidity crunch of 1990 and the terrorist attacks of September 11, 2001), case studies of liquidity crises and models using hypothetical events. The last includes internal scenarios such as operational risk events, a rating downgrade of the Bank by 1 and 3 notches respectively and external scenarios such as a market risk event, Emerging Markets crises and systemic shock. Under each of these scenarios we assume that all maturing loans to customers will need to be rolled over and require funding whereas rollover of liabilities will be partially impaired resulting in a funding gap. We then model the steps we would take to counterbalance the resulting net shortfall in funding needs. Action steps would include selling assets, switching from unsecured to secured funding and adjusting the price we would pay for liabilities (gap closure).

This analysis is fully integrated within the existing liquidity risk management framework. We track contractual cash flows per currency and product over an eight-week horizon (which we consider the most critical time span in a liquidity crisis) and apply the relevant stress case to each product. Asset Liquidity complements the analysis.

Our stress testing analysis provides guidance as to our ability to generate sufficient liquidity under critical conditions and is a valuable input parameter when defining our target liquidity risk position. The analysis is performed monthly. The following table is illustrative for our stress testing results as of December 31, 2006. For each scenario, the table shows what our maximum funding gap would be over an eight-week horizon after occurrence of the triggering event. We analyze whether the risk to our liquidity would be temporary and whether it would improve or worsen over time. We determine how much liquidity we believe we would have been able to generate at the time to close the gap.

Scenario	Funding gap[1] (in € bn.)	Liquidity Impact	Gap closure[2] (in € bn.)
Market risk	8.7	Gradually increasing	117.7
Emerging markets	23.7	Gradually increasing	140.1
Systemic shock	31.5	Temporary disruption	84.2
Operational risk	19.3	Temporary disruption	124.9
DB downgrade to A1/P1 (short term) and A1/A+ (long term)	30.2	Gradually increasing	155.0
DB downgrade to A2/P2 (short term) and A3/A- (long term)	108.0	Gradually increasing	155.0

1 Funding gap after assumed partially impaired rollover of liabilities.
2 Maximum liquidity generation based on counterbalancing and asset liquidity opportunities.

With the increasing importance of liquidity management in the financial industry, we consider it important to confer with central banks, supervisors, rating agencies and market participants on liquidity risk-related topics. We participate in a number of working groups regarding liquidity and participate in efforts to create industry-wide standards that are appropriate to evaluate and manage liquidity risk at financial institutions.

In addition to our internal liquidity management systems, the liquidity exposure of German banks is regulated by the German Banking Act and regulations issued by the BaFin. We are in compliance with all applicable liquidity regulations.

CAPITAL MANAGEMENT

Capital is managed by Treasury & Capital Management at Group level and locally in each region. The allocation of financial resources (capital and liquidity) in general and capital in particular favors business portfolios with the highest positive impact on our profitability and shareholder value. As a result, Treasury & Capital Management periodically reallocates available capital among business portfolios.

Treasury & Capital Management implements our capital strategy – which itself is developed by the Capital and Risk Committee and approved by the Management Board – including the issuance and repurchase of shares. We are committed to maintain our sound capitalization. Overall capital demand and supply are constantly monitored and adjusted, if necessary, to meet the need for capital from various perspectives. These include book equity based on U.S. GAAP accounting standards, regulatory capital based on BIS and economic capital. Our target for the BIS Tier I capital ratio is to stay within an 8-9 % target range.

Milestones in capital management in 2006 were the completion of the share buy-back program 2005/06 and the start of the share buy-back program 2006/07. Under the program 2005/06, which was completed in June 2006, 35.8 million shares were repurchased. Based on the authority to buy back up to 10 % of total shares issued, which was granted at the 2006 Annual General Meeting and expires at the end of October 2007, the share buy-back program 2006/07 was launched in June 2006. The program serves equity-based compensation programs and allows us to return excess capital to shareholders. Buy-backs were mainly funded from current earnings. As of December 31, 2006, 9.1 million shares (approximately 1.7 % of our share capital) had been repurchased under the program 2006/07. In total, 28.8 million shares were repurchased in 2006 under our share buy-back programs.

In 2006, we issued € 1.1 billion hybrid Tier I capital. Total outstanding hybrid Tier I capital as of December 31, 2006 amounted to € 4.5 billion.

The allocation and re-allocation of resources such as capital, the determination of our funding plan and other resource issues are framed by the Capital and Risk Committee.

Regional capital plans covering the capital needs of our branches and subsidiaries are prepared on a semi-annual basis and presented to the Group Investment Committee for approval. Most of our subsidiaries are subject to legal and regulatory capital requirements. Local Asset and Liability Committees attend to those needs under the stewardship of regional Treasury & Capital Management teams. Furthermore, they safeguard compliance with requirements such as restrictions on dividends allowable for remittance to Deutsche Bank AG or on the ability of our subsidiaries to make loans or advances to the parent bank. In developing, implementing and testing our capital and liquidity, we take such legal and regulatory requirements into account.

OPERATIONAL RISK

We define operational risk as the potential for incurring losses in relation to employees, contractual specifications and documentation, technology, infrastructure failure and disasters, projects, external influences and customer relationships. This definition includes legal and regulatory risk, but excludes business and reputational risk.

ORGANIZATIONAL SET-UP

Group Operational Risk Management is an independent risk management function within Deutsche Bank. The Global Head of Operational Risk Management is a member of the Risk Executive Committee and reports to the Chief Risk Officer. The Operational Risk Management Committee is a permanent sub-committee of the Risk Executive Committee and is composed of representatives from Group Operational Risk Management, Operational Risk Officers from our Business Divisions and select representatives from our infrastructure functions. The Operational Risk Management Committee is the main decision-making committee for all operational risk management matters and approves our Group standards for identification, measurement, assessment, reporting and monitoring of operational risk.

Group Operational Risk Management is responsible for defining the operational risk framework and related policies while the responsibility for implementing the framework as well as the day-to-day operational risk management lies with our Business Divisions. Based on this business partnership model we ensure close monitoring and high awareness of operational risk. Group Operational Risk Management is structured into regional and functional teams. The regional teams ensure consistent implementation of the overall operational risk framework and facilitate the pro-active management of operational risk across the Group. The functional teams develop and implement the operational risk management toolset and reporting, the Advanced Measurement Approach (AMA) methodology, monitor regulatory requirements, perform value-added analysis and establish loss thresholds.

MANAGING OUR OPERATIONAL RISK

We manage operational risk based on a Group-wide consistent framework that enables us to determine our operational risk profile in comparison to our risk appetite and to define risk mitigating measures and priorities.

We apply a number of techniques to efficiently manage the operational risk in our business, for example:

- We perform bottom-up "self-assessments" resulting in a specific operational risk profile for the business lines highlighting the areas with high risk potential.
- We collect losses arising from operational risk events in our "db-Incident Reporting System" database.
- We capture and monitor key operational risk indicators in our tool "db-Score".
- We capture action points resulting from "self-assessments" or risk indicators in "db-Track". Within "db-Track" we monitor the progress of the operational risk action points on an ongoing basis.

In 2006, we further refined our methodology for calculating economic capital for operational risk as part of our Basel II preparation for the Advanced Measurement Approach (AMA). We use this model for internal economic capital calculation and allocation purposes.

Based on the organizational set-up, the governance and systems in place to identify and manage the operational risk and the support of control functions responsible for specific operational risk types (e.g., Compliance, Corporate Security & Business Continuity Management) we seek to optimize the management of operational risk. Future operational risks – identified through forward-looking analysis – are managed via mitigation strategies such as the development of back-up systems and emergency plans. Where appropriate, we purchase insurance against operational risks.

OVERALL RISK POSITION

The table below shows our overall risk position at year-end 2006 and 2005 as measured by the economic capital calculated for credit, market, business and operational risk; it does not include liquidity risk.

Economic capital usage in € m.	Dec 31, 2006	Dec 31, 2005
Credit risk	7,351	7,125
Market risk:	2,951	3,042
Trading market risk	1,605	1,595
Nontrading market risk	1,346	1,447
Operational risk	3,323	2,270
Diversification benefit across credit, market and operational risk[1]	(2,158)	(563)
Sub-total credit, market and operational risk[1]	11,467	11,874
Business risk	226	411
Total economic capital usage[1]	**11,693**	**12,285**

1 The amounts for December 31, 2005 include the diversification benefit across credit and market risk only.

To determine our overall (nonregulatory) risk position, we generally consider diversification benefits across risk types except for business risk, which we aggregate by simple addition. During 2006, we enhanced our methodology to include operational risk into the calculation of the diversification benefit across risk types.

On December 31, 2006, our economic capital usage totaled € 11.7 billion, which is € 0.6 billion, or 5 %, below the € 12.3 billion economic capital usage as of December 31, 2005.

The € 0.2 billion, or 3 %, increase in credit risk economic capital is a reflection of higher credit risk relating to our trading inventory (where economic capital rose by € 0.6 billion to € 1.5 billion) while the risk increase resulting from volume growth in our other credit exposures was more than offset by improved overall credit quality.

Our economic capital usage for market risk was reduced by 3 % to € 3.0 billion as of December 31, 2006. This reduction was driven by nontrading market risk, which decreased by € 101 million, or 7 %, reflecting the reduced risk of our alternative assets portfolio as well as the reduced risk from major industrial holdings. Trading market risk economic capital remained materially unchanged compared to December 31, 2005, as the impact of larger positions was offset by an increase in the diversification benefit within trading market risk.

The increase in operational risk economic capital is mainly due to methodology enhancements, in particular in improved modeling of the size of operational risk losses (severity). We estimate that the operational risk economic capital would have amounted to € 3.2 billion as of December 31, 2005, had we applied the enhanced severity methodology at that time. Furthermore, in 2006 we included operational risk into the calculation of the diversification benefit across risk types, which increased the cross-risk-type diversification benefit by approximately € 1.6 billion.

The table below shows the economic capital usage of our business segments as of December 31, 2006.

2006	Corporate and Investment Bank			Private Clients and Asset Management			Corporate Invest-ments	Total DB Group[1]
in € m.	Corporate Banking & Securities	Global Trans-action Banking	Total	Asset and Wealth Manage-ment	Private & Business Clients	Total		
Total Economic Capital Usage	8,719	399	9,118	671	1,407	2,078	486	11,693

1 Including € 10 million of Consolidation & Adjustments

The allocation of economic capital may change from time to time to reflect refinements in our risk measurement methodology.

Consolidated Statement of Income

in € m., except per share data	[Notes]	2006	2005	2004
Net interest revenues:				
Interest revenues	[23]	55,217	41,708	28,023
Interest expense	[23]	48,298	35,707	22,841
Net interest revenues		**6,919**	**6,001**	**5,182**
Provision for loan losses	[7], [8]	330	374	372
Net interest revenues after provision for loan losses		**6,589**	**5,627**	**4,810**
Noninterest revenues:				
Commissions and fees from fiduciary activities		3,995	3,556	3,211
Commissions, broker's fees, markups on securities underwriting and other securities activities		5,019	4,057	3,711
Fees for other customer services		2,530	2,476	2,584
Trading revenues, net	[30]	8,247	7,429	6,186
Net gains on securities available for sale	[5]	407	1,055	235
Net income from equity method investments	[6]	512	418	388
Other revenues	[6], [13], [30]	709	648	421
Total noninterest revenues		**21,419**	**19,639**	**16,736**
Noninterest expenses:				
Compensation and benefits	[20], [24], [30]	12,649	10,993	10,222
Net occupancy expense of premises		1,020	1,014	1,258
Furniture and equipment		157	169	178
IT costs		1,586	1,539	1,726
Agency and other professional service fees		1,202	895	824
Communication and data services		634	599	599
Other expenses		2,412	3,178	2,291
Goodwill impairment/impairment of intangibles	[12]	31	–	19
Restructuring activities	[28]	192	767	400
Total noninterest expenses		**19,883**	**19,154**	**17,517**
Income before income tax expense and cumulative effect of accounting changes		**8,125**	**6,112**	**4,029**
Income tax expense	[25]	2,186	2,039	1,437
Effect from the reversal of 1999/2000 credits for tax rate changes	[25]	(1)	544	120
Income before cumulative effect of accounting changes, net of tax		**5,940**	**3,529**	**2,472**
Cumulative effect of accounting changes, net of tax	[2]	46	–	–
Net income		**5,986**	**3,529**	**2,472**
Earnings per common share (in €):	[2], [26]			
Basic:				
Income before cumulative effect of accounting changes, net of tax		13.20	7.62	5.02
Cumulative effect of accounting changes, net of tax		0.10	–	–
Net income		**13.31**	**7.62**	**5.02**
Diluted:				
Income before cumulative effect of accounting changes, net of tax		11.46	6.95	4.53
Cumulative effect of accounting changes, net of tax		0.09	–	–
Net income		**11.55**	**6.95**	**4.53**
Cash dividends declared per common share		**2.50**	**1.70**	**1.50**

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statement of Comprehensive Income

in € m.	2006	2005	2004
Net income	**5,986**	**3,529**	**2,472**
Other comprehensive income:			
Reversal of 1999/2000 credits for tax rate changes	(1)	544	120
Unrealized gains (losses) on securities available for sale:			
Unrealized net gains arising during the year, net of tax and other[1]	678	1,742	12
Net reclassification adjustment for realized net (gains) losses, net of applicable tax and other[2]	(397)	(1,004)	(189)
Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax[3]	(53)	(28)	40
Minimum pension liability, net of tax[4]	4	(7)	(1)
Foreign currency translation:			
Unrealized net gains (losses) arising during the year, net of tax[5]	(862)	1,054	(719)
Net reclassification adjustment for realized net (gains) losses, net of tax[6]	14	(1)	–
Total other comprehensive income (loss)[7]	**(617)**	**2,300**	**(737)**
Comprehensive income	**5,369**	**5,829**	**1,735**

1 Amounts are net of income tax expense (benefit) of € (26) million, € 80 million and € 131 million for the years ended December 31, 2006, 2005 and 2004, respectively, and adjustments to insurance policyholder liabilities and deferred acquisition costs of € (1) million, € 16 million and € 19 million for the years ended December 31, 2006, 2005 and 2004, respectively.

2 Amounts are net of applicable income tax expense of € 70 million, € 70 million and € 40 million for the years ended December 31, 2006, 2005 and 2004, respectively, and adjustments to insurance policyholder liabilities and deferred acquisition costs of € 10 million, € 12 million and € 6 million for the years ended December 31, 2006, 2005 and 2004, respectively.

3 Amounts are net of income tax expense (benefit) of € (22) million, € (19) million and € 7 million for the years ended December 31, 2006, 2005 and 2004, respectively.

4 Amounts are net of income tax expense (benefit) of € 2 million, € (5) million and € (1) million for the years ended December 31, 2006, 2005 and 2004, respectively. The amount for 2006 represents the change to arrive at the notional minimum pension liability (net of tax) prior to the adoption of SFAS 158 at December 31, 2006.

5 Amounts are net of an income tax expense (benefit) of € 127 million, € (36) million and € 53 million for the years ended December 31, 2006, 2005 and 2004, respectively.

6 Amounts are net of an income tax expense of € 1 million, less than € 1 million, and € 4 million for the years ended December 31, 2006, 2005 and 2004, respectively.

7 The adjustment to apply initially SFAS 158, net of tax, is not presented in the Consolidated Statement of Comprehensive Income for 2006. It is recorded as a reclassification adjustment in the Consolidated Balance Sheet at December 31, 2006.

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Balance Sheet

in € m. (except nominal value)	[Notes]	Dec 31, 2006	Dec 31, 2005
Assets:			
Cash and due from banks	[21]	7,009	6,571
Interest-earning deposits with banks	[32]	19,470	11,963
Central bank funds sold and securities purchased under resale agreements	[10], [32]	138,763	130,993
Securities borrowed	[10], [32]	108,266	101,125
Trading assets of which € 84 billion was pledged to creditors and can be sold or repledged at December 31, 2006 and December 31, 2005	[4], [10], [32]	516,839	448,393
Securities available for sale of which € 23 million and € 21 million were pledged to creditors and can be sold or repledged at December 31, 2006 and 2005, respectively	[5], [10], [32]	22,054	21,675
Other investments	[6], [32]	5,357	7,382
Loans, net	[7], [8], [10], [31], [32]	168,134	151,355
Premises and equipment, net	[10], [11]	4,149	5,079
Goodwill	[12]	7,144	7,045
Other intangible assets, net	[12]	1,267	1,198
Other assets	[14], [25]	127,778	99,382
Total assets		**1,126,230**	**992,161**
Liabilities:			
Deposits	[15], [32]	408,782	380,787
Trading liabilities	[4], [32]	218,854	194,347
Central bank funds purchased and securities sold under repurchase agreements	[32]	187,129	143,524
Securities loaned	[32]	23,240	24,581
Other short-term borrowings	[16], [19], [32]	19,793	20,549
Other liabilities	[14], [19], [24], [25], [28]	99,672	81,377
Long-term debt	[17], [19], [32]	132,495	113,554
Obligation to purchase common shares	[18]	3,457	3,506
Total liabilities		**1,093,422**	**962,225**
Shareholders' equity:			
Common shares, no par value, nominal value of € 2.56 Issued: 2006, 524.8 million shares; 2005, 554.5 million shares	[20]	1,343	1,420
Additional paid-in capital		14,424	11,672
Retained earnings		25,069	22,628
Common shares in treasury, at cost: 2006, 26.1 million shares; 2005, 49.0 million shares		(2,378)	(3,368)
Equity classified as obligation to purchase common shares	[18]	(3,457)	(3,506)
Share awards		–	2,121
Accumulated other comprehensive income (loss):			
Deferred tax on unrealized net gains on securities available for sale relating to 1999 and 2000 tax rate changes in Germany		(2,165)	(2,164)
Unrealized net gains on securities available for sale, net of applicable tax and other		2,779	2,498
Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax		(44)	9
Adjustment to apply initially SFAS 158, net of tax		(549)	–
Minimum pension liability, net of tax		–	(8)
Foreign currency translation, net of tax		(2,214)	(1,366)
Total accumulated other comprehensive loss		(2,193)	(1,031)
Total shareholders' equity	[20], [22]	32,808	29,936
Total liabilities and shareholders' equity		**1,126,230**	**992,161**
Commitments and contingent liabilities	[11], [30], [33]		

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statement of Changes in Shareholders' Equity

in € m.	2006	2005	2004
Common shares:			
Balance, beginning of year	1,420	1,392	1,490
Common shares issued under share-based compensation plans	25	28	–
Retirement of common shares	(102)	–	(98)
Balance, end of year	1,343	1,420	1,392
Additional paid-in capital:			
Balance, beginning of year	11,672	11,147	11,147
Reclassification from share awards-common shares issuable	3,456	–	–
Reclassification from share awards-deferred compensation	(1,335)	–	–
Net change in share awards in the reporting period	(109)	–	–
Common shares issued under share-based compensation plans	663	411	–
Tax benefits related to share-based compensation plans	75	110	–
Other	2	4	–
Balance, end of year	14,424	11,672	11,147
Retained earnings:			
Balance, beginning of year, as previously reported	22,628	19,814	20,486
Effects of changes in accounting principles	13	–	–
Balance, beginning of year	22,641	19,814	20,486
Net income	5,986	3,529	2,472
Cash dividends declared and paid	(1,239)	(868)	(828)
Dividend related to equity classified as obligation to purchase common shares	180	117	96
Net gains on treasury shares sold	169	46	66
Retirement of common shares	(2,667)	–	(2,472)
Other	(1)	(10)	(6)
Balance, end of year	25,069	22,628	19,814
Common shares in treasury, at cost:			
Balance, beginning of year	(3,368)	(1,573)	(971)
Purchases of shares	(39,023)	(43,803)	(34,471)
Sale of shares	36,191	41,598	30,798
Retirement of shares	2,769	–	2,570
Treasury shares distributed under share-based compensation plans	1,053	410	501
Balance, end of year	(2,378)	(3,368)	(1,573)
Equity classified as obligation to purchase common shares:			
Balance, beginning of year	(3,506)	(3,058)	(2,310)
Additions	(864)	(814)	(1,241)
Deductions	913	366	493
Balance, end of year	(3,457)	(3,506)	(3,058)
Share awards – common shares issuable:			
Balance, beginning of year	3,456	2,965	2,196
Reclassification to additional paid-in capital	(3,456)	–	–
Deferred share awards granted, net	–	901	1,270
Deferred shares distributed	–	(410)	(501)
Balance, end of year	–	3,456	2,965
Share awards – deferred compensation:			
Balance, beginning of year	(1,335)	(1,452)	(1,242)
Reclassification to additional paid-in capital	1,335	–	–
Deferred share awards granted, net	–	(901)	(1,270)
Amortization of deferred compensation, net	–	1,018	1,060
Balance, end of year	–	(1,335)	(1,452)
Accumulated other comprehensive income (loss):			
Balance, beginning of year	(1,031)	(3,331)	(2,594)
Reversal of 1999/2000 credits for tax rate changes	(1)	544	120
Change in unrealized net gains on securities available for sale, net of applicable tax and other	281	738	(177)
Change in unrealized net gains/losses on derivatives hedging variability of cash flows, net of tax	(53)	(28)	40
Adjustment to apply initially SFAS 158, net of tax[1]	(545)	–	–
Change in minimum pension liability, net of tax[2]	4	(7)	(1)
Foreign currency translation, net of tax	(848)	1,053	(719)
Balance, end of year	(2,193)	(1,031)	(3,331)
Total shareholders' equity, end of year	**32,808**	**29,936**	**25,904**

1 The amount consists of € (549) million related to unrecognized net actuarial losses and net prior service benefits, net of tax, and € 4 million to reverse the notional minimum pension liability, net of tax, upon the initial application of SFAS 158 at December 31, 2006.

2 The amount for 2006 represents the change to arrive at the notional minimum pension liability, net of tax, prior to the adoption of SFAS 158.

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statement of Cash Flows

in € m.	2006	2005	2004
Cash flows from operating activities:			
Net income	**5,986**	**3,529**	**2,472**
Adjustments to reconcile net income to net cash used in operating activities:			
Provision for loan losses	330	374	372
Restructuring activities	30	145	230
Gain on sale of securities available for sale, other investments, loans and other	(953)	(1,494)	(476)
Deferred income taxes, net	84	964	838
Impairment, depreciation and other amortization and accretion	1,557	1,474	1,776
Cumulative effect of accounting changes, net of tax	(46)	–	–
Share of net income from equity method investments	(348)	(333)	(282)
Net change in:			
Trading assets	(67,689)	(75,606)	(42,461)
Other assets	(32,895)	(26,908)	(15,566)
Trading liabilities	26,859	24,740	16,380
Other liabilities	15,748	10,699	7,538
Other, net	359	(1,544)	1,082
Net cash used in operating activities	**(50,978)**	**(63,960)**	**(28,097)**
Cash flows from investing activities:			
Net change in:			
Interest-earning deposits with banks	(7,146)	5,885	(4,573)
Central bank funds sold and securities purchased under resale agreements	(7,554)	(7,072)	(11,679)
Securities borrowed	(7,141)	(35,495)	7,166
Loans	(9,556)	(14,062)	8,853
Proceeds from:			
Sale of securities available for sale	10,131	11,673	21,145
Maturities of securities available for sale	5,349	2,815	3,560
Sale of other investments	5,593	1,868	2,081
Sale of loans	4,762	4,596	2,294
Sale of premises and equipment	426	274	451
Purchase of:			
Securities available for sale	(17,046)	(13,981)	(25,201)
Other investments	(3,184)	(1,602)	(1,200)
Loans	(6,888)	(4,147)	(2,726)
Premises and equipment	(970)	(701)	(792)
Net cash received (paid) for business combinations/divestitures	(1,944)	211	(223)
Other, net	161	99	116
Net cash used in investing activities	**(35,007)**	**(49,639)**	**(728)**
Cash flows from financing activities:			
Net change in:			
Deposits	26,528	60,040	21,493
Securities loaned and central bank funds purchased and securities sold under repurchase agreements	42,263	49,932	923
Other short-term borrowings	(756)	452	3,399
Issuances of long-term debt	64,603	44,574	34,463
Repayments and extinguishments of long-term debt	(42,944)	(39,817)	(25,773)
Common shares issued under employee benefit plans	680	439	–
Purchases of treasury shares	(39,023)	(43,803)	(34,471)
Sale of treasury shares	36,380	41,640	30,850
Cash dividends paid	(1,239)	(868)	(828)
Other, net	320	(485)	12
Net cash provided by financing activities	**86,812**	**112,104**	**30,068**
Net effect of exchange rate changes on cash and due from banks	(389)	487	(300)
Net increase (decrease) in cash and due from banks	438	(1,008)	943
Cash and due from banks, beginning of the year	6,571	7,579	6,636
Cash and due from banks, end of the year	7,009	6,571	7,579
Interest paid	46,853	35,246	22,411
Income taxes paid, net	3,374	962	199

The accompanying notes are an integral part of the Consolidated Financial Statements.

Notes to the Consolidated Financial Statements

Notes to the Consolidated Financial Statements

[1] SIGNIFICANT ACCOUNTING POLICIES

Deutsche Bank Aktiengesellschaft ("Deutsche Bank" or the "Parent") is a stock corporation organized under the laws of the Federal Republic of Germany. Deutsche Bank together with all entities in which Deutsche Bank has a controlling financial interest (the "Group") is a global provider of a full range of corporate and investment banking, private clients and asset management products and services. For a discussion of the Group's business segment information, see Note [27].

The accompanying consolidated financial statements are stated in euros and have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions regarding the fair valuation of certain financial assets and liabilities, the allowance for loan losses, the impairment of assets other than loans, the valuation allowance for deferred tax assets, legal, regulatory and tax contingencies, as well as other matters. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from management's estimates.

The Group assessed errors identified during the course of 2006 that had prior year effect under the requirements of SAB 108 and concluded that no adjustment was required to opening retained earnings. The Group has made a number of minor adjustments, with immaterial effect, to prior year footnote disclosures and a reclassification within the Consolidated Statement of Cash Flows. The principal adjustments were related to an understatement of liquidity facilities for variable interest entities and revisions to previously reported figures for asset securitizations. The adjustments and reclassification had no effect on the previously reported Consolidated Statement of Income or Consolidated Balance Sheet.

The following is a description of the significant accounting policies of the Group.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include Deutsche Bank together with all entities in which Deutsche Bank has a controlling financial interest. The Group consolidates entities in which it has a majority voting interest when the entity is controlled through substantive voting equity interests and the equity investors bear the residual economic risks of the entity. The Group also consolidates those entities that do not meet these criteria when the Group absorbs a majority of the entity's expected losses, or if no party absorbs a majority of the expected losses, when the Group receives a majority of the entity's expected residual returns.

Notwithstanding the above, certain securitization vehicles (commonly known as qualifying special purpose entities) are not consolidated if they are distinct from and not controlled by the entities that transferred the assets into the vehicle, and their activities are legally prescribed, significantly limited from inception, and meet certain restrictions regarding the assets they can hold and the circumstances in which those assets can be sold.

For consolidated guaranteed value mutual funds, in which the Group has only minor equity interests, the obligation to pass the net revenues of these funds to the investors is reported in other liabilities, with a corresponding charge to other revenues.

All material intercompany transactions and balances have been eliminated. Issuances of a subsidiary's stock to third parties are treated as capital transactions.

REVENUE RECOGNITION

Revenue is recognized when it is realized or realizable, and earned. This concept is applied to the key revenue generating activities of the Group as follows:

NET INTEREST REVENUES – Interest from interest-bearing assets and liabilities is recognized on an accrual basis over the life of the asset or liability based on the constant effective yield reflected in the terms of the contract and any related net deferred fees, premiums, discounts or debt issuance costs. See the "Loans" section of this footnote for more specific information regarding interest from loans.

VALUATION OF ASSETS AND LIABILITIES – The carrying value of certain assets and liabilities are required to be adjusted at the end of each reporting period and the offset to the change in the carrying amount is recognized as revenue. These include trading assets and liabilities, certain derivatives held for nontrading purposes carried at fair value, investments held by designated investment companies that are consolidated, loans held for sale accounted for at the lower of cost or market, and investments accounted for under the equity method which are adjusted for the pro rata share of the investee's net income or loss. In addition, certain assets are revalued to recognize impairment losses within revenues when certain criteria are met. See the discussions in the "Trading Assets and Liabilities, and Securities Available for Sale", "Derivatives", "Other Investments", "Allowances for Credit Losses", "Loans Held for Sale", and "Impairment" sections of this footnote for more detailed explanations of the valuation methods used and the methods for determining impairment losses for the various types of assets involved.

FEES AND COMMISSIONS – Revenue from the various services the Group performs are recognized when the following criteria are met: persuasive evidence of an arrangement exists, the services have been rendered, the fee or commission is fixed or determinable, and collectibility is reasonably assured. Incentive fee revenues from investment advisory services are recognized at the end of the contract period when the incentive contingencies have been resolved.

SALES OF ASSETS – Gains and losses from sales of assets result primarily from sales of financial assets in monetary exchanges, which include sales of trading assets, securities available for sale, other investments, and loans. In addition, the Group records revenue from sales of nonfinancial assets such as real estate, subsidiaries and other assets.

To the extent assets are exchanged for beneficial or ownership interests in those same assets, the exchange is not considered a sale and no gain or loss is recorded. Otherwise, gains and losses on exchanges of financial assets that are held at fair value, and gains on financial assets not held at fair value, are recorded when the Group has surrendered control of those financial assets. Gains on exchanges of nonfinancial assets are recorded once the sale has been closed or consummated, except when the Group maintains certain types of continuing involvement with the asset sold, in which case the gains are deferred. Losses from pending sales of nonfinancial assets and financial assets not held at fair value are recognized once the asset is deemed held for sale.

Gains and losses from monetary exchanges are calculated as the difference between the book value of the assets given up and the fair value of the proceeds received and liabilities incurred. Gains or losses from nonmonetary exchanges are calculated as the difference between the book value of the assets given up and the fair value of the assets given up and liabilities incurred as part of the transaction, except that the fair value of the assets received is used if it is more readily determinable.

MULTIPLE-DELIVERABLE ARRANGEMENTS – In circumstances where the Group contracts to provide multiple products, services or rights to a counterparty, an evaluation is made as to whether separate revenue recognition events have occurred. This evaluation considers the stand-alone value of items already delivered, the verifiability of the fair value of items not yet delivered and, if there is a right of return on delivered items, the probability of delivery of remaining undelivered items.

Structured transactions executed by the Group are subjected to this evaluation on a transaction by transaction basis. If the criteria above are met for a specified structured transaction then it is a multiple-deliverable arrangement.

If it is determined that separation is appropriate, the consideration received is allocated based on the relative fair value of each item, unless there is no objective and reliable evidence of the fair value of the delivered item or an individual item is required to be recognized at fair value according to other U.S. GAAP requirements, in which case the residual method is used.

FOREIGN CURRENCY TRANSLATION

Assets and liabilities denominated in currencies other than an entity's functional currency are translated into its functional currency using the period-end exchange rates, and the resulting transaction gains and losses are reported in trading revenues. Foreign currency revenues, expenses, gains, and losses are recorded at the exchange rate at the dates recognized.

Gains and losses resulting from translating the financial statements of net investments in foreign operations into the reporting currency of the parent entity are reported, net of any hedge and tax effects, in accumulated other comprehensive income within shareholders' equity. Revenues, expenses, gains and losses are translated at the exchange rates at the dates on which those elements are recognized, either individually or by using an appropriately weighted average exchange rate for the period. Assets and liabilities are translated at the period end rate.

REVERSE REPURCHASE AND REPURCHASE AGREEMENTS

Securities purchased under resale agreements ("reverse repurchase agreements") and securities sold under agreements to repurchase ("repurchase agreements") are treated as collateralized financings and are carried at the amount of cash disbursed and received, respectively. The party disbursing the cash takes possession of the securities serving as collateral for the financing and having a market value equal to or in excess of the principal amount loaned. Securities purchased under resale agreements consist primarily of OECD country sovereign bonds or sovereign guaranteed bonds. Securities owned and pledged as collateral under repurchase agreements in which the counterparty has the right by contract or custom to sell or repledge the collateral are disclosed on the Consolidated Balance Sheet.

The Group monitors the fair value of the securities received or delivered. For securities purchased under resale agreements, the Group requests additional securities or the return of a portion of the cash disbursed when appropriate in response to a decline in the market value of the securities received. Similarly, the return of excess securities or additional cash is requested when appropriate in response to an increase in the market value of securities sold under repurchase agreements. The Group offsets reverse repurchase and repurchase agreements with the same counterparty under master netting agreements when they have the same maturity date and meet certain other criteria regarding settlement and transfer mechanisms. Interest earned on reverse repurchase agreements and interest incurred on repurchase agreements are reported as interest revenues and interest expense, respectively.

SECURITIES BORROWED AND SECURITIES LOANED

Securities borrowed and securities loaned are recorded at the amount of cash advanced or received, respectively. Securities borrowed transactions generally require the Group to deposit cash with the securities lender. In a securities loaned transaction, the Group generally receives either cash or securities collateral, in an amount equal to or in excess of the market value of securities loaned. When the Group acts in a principal capacity, if the securities received may be sold or repledged, they are accounted for as trading assets and a corresponding liability to return the security is recorded. The Group monitors the fair value of securities borrowed and securities loaned and additional collateral is obtained, if necessary. Fees received or paid are reported in interest revenues and interest expense, respectively. Securities owned and pledged as collateral under securities lending agreements in which the counterparty has the right by contract or custom to sell or repledge the collateral are disclosed on the Consolidated Balance Sheet.

TRADING ASSETS AND LIABILITIES, AND SECURITIES AVAILABLE FOR SALE

The Group designates debt and marketable equity securities as either held for trading purposes or available for sale at the date of acquisition. Loans that are bought for the purpose of selling in the near term to generate a profit from short term fluctuations in price or dealer's margin are classified as trading assets. The fair value method is elected for all life settlement contracts and they are classified as trading assets.

Trading assets and trading liabilities are carried at their fair values and related realized and unrealized gains and losses are included in trading revenues.

Securities available for sale are carried at fair value with the changes in fair value reported in accumulated other comprehensive income within shareholders' equity unless the security is subject to a fair value hedge, in which case changes in fair value resulting from the risk being hedged are recorded in other revenues. The amounts reported in other comprehensive income are net of deferred income taxes and deferred acquisition costs.

Declines in fair value of securities available for sale below their amortized cost that are deemed to be other than temporary and realized gains and losses are reported in the Consolidated Statement of Income in net gains on securities available for sale. The amortization of premiums and accretion of discounts are recorded in net interest revenues. Generally, the weighted-average cost method is used to determine the cost of securities sold.

Fair value is defined as the price at which an asset or liability could be exchanged in a current transaction between knowledgeable, willing parties, other than in a forced or liquidation sale. Where available, fair value is based on observable market prices or parameters or derived from such prices or parameters. Where observable prices or inputs are not available, valuation techniques appropriate for the particular instrument are applied. These valuation techniques involve some level of management estimation and judgment, the degree of which will depend on the price transparency for the instrument or market and the instrument's complexity.

DERIVATIVES

All freestanding contracts that are considered derivatives for accounting purposes are carried at fair value in the balance sheet regardless of whether they are held for trading or nontrading purposes. Derivative features embedded in other contracts that meet certain criteria are also measured at fair value. In active markets, fair value is based on observable market prices or parameters, or derived from such prices or parameters. Where observable prices or inputs are not available, valuation techniques are applied. Valuation techniques include the use of valuation models which are dependent on parameters including, but not limited to, current market prices of the underlying instruments, time value, yield curve, volatility and correlation factors underlying the positions. The valuation process to determine fair value also includes making adjustments to the valuation model outputs to consider factors such as close out costs, liquidity and counterparty credit risk. Derivative assets and liabilities arising from contracts with the same counterparty that are covered by qualifying and legally enforceable master netting agreements are reported on a net basis.

The Group enters into various contracts for trading purposes, including swaps, futures contracts, forward commitments, options and other similar types of contracts and commitments based on interest and foreign exchange rates, equity and commodity prices, and credit risk. These derivatives are carried at their fair values as either trading assets or trading liabilities, and related gains and losses are included in trading revenues. The Group also makes commitments to originate mortgage loans that will be held for sale, which are accounted for as trading derivatives. Market value guarantees provided on specific mutual fund products offered by the Group are also accounted for as trading derivatives.

At the inception of a derivative transaction, trading profit or loss is recognized if the fair value of the derivative is obtained from a quoted market price, supported by comparison to observable prices of other current market transactions or supported by other market data used in the valuation technique. When the fair value of a derivative is not based upon observable data, the Group defers any trade date profit or loss. The Group recognizes the deferred amount using a rational and systematic method over the period between trade date and the date when the market is expected to become observable, or over the life of the trade (whichever is shorter). The Group uses such a methodology because it reflects the changing economic and risk profiles of the instruments as the market develops or as the instruments themselves progress to maturity. Any remaining deferred profit or loss is recognized through the profit and loss account when the transaction becomes observable and/or the Group enters into a derivative transaction that substantially eliminates the derivative's risk.

The Group's balance of deferred trade-date profit amounted to €463 million and €464 million at December 31, 2006 and 2005, respectively.

Derivative features embedded in other nontrading contracts are measured separately at fair value when they are not clearly and closely related to the host contract and meet the definition of a derivative. Changes in the fair value of such an embedded derivative are reported in trading revenues. The carrying amount is reported on the Consolidated Balance Sheet with the host contract.

Certain derivatives entered into for nontrading purposes, which do not qualify for hedge accounting, that are otherwise effective in offsetting the effect of transactions on noninterest revenues and expenses are recorded in other assets or other liabilities with both realized and unrealized changes in fair value recorded in the same noninterest revenues and expense captions affected by the transaction being offset. The changes in fair value of all other derivatives not qualifying for hedge accounting are recorded in trading revenues.

HEDGE ACCOUNTING – Where derivatives are held for risk management purposes and the transactions meet specific criteria, the Group applies hedge accounting. For accounting purposes there are three possible types of hedges, each of which is accounted for differently: (1) hedges of the changes in fair value of assets, liabilities or firm commitments (fair value hedges); (2) hedges of the variability of future cash flows from forecasted transactions and floating rate assets and liabilities (cash flow hedges); and (3) hedges of the translation adjustments resulting from translating the financial statements of net investments in foreign operations into the reporting currency of the parent.

When hedge accounting is applied, the Group documents the relationship between the hedging instrument and hedged item as well as its risk management objectives and its strategy for undertaking the hedging transactions. This documentation includes an assessment of how, at hedge inception and on an ongoing basis, the hedge is expected to be highly effective in offsetting changes in fair value, variability of cash flows, or the translation effects of net investments in foreign operations (as appropriate). Hedge effectiveness is assessed at inception and throughout the term of each hedging relationship. The Group's policy is not to assume hedge effectiveness, even when the terms of the derivative and hedged item are matched.

Hedging derivatives are reported as other assets and other liabilities. In the event that any derivative is subsequently dedesignated as a hedging derivative, it is transferred to trading assets and liabilities and marked to market with changes in fair value recognized in trading revenues.

For hedges of changes in fair value, the changes in the fair value of the hedged asset or liability due to the risk being hedged are recognized in earnings along with changes in the entire fair value of the derivative. When hedging interest rate risk, for both the derivative and the hedged item any interest accrued or paid is reported in interest revenue or expense and the unrealized gains and losses from the fair value adjustments are reported in other revenues. When hedging the foreign exchange risk in an available-for-sale security, the fair value adjustments related to the foreign exchange exposures are also recorded in other revenues. Hedge ineffectiveness is reported in other revenues and is measured as the net effect of the fair value adjustments made to the derivative and the hedged item arising from changes in the market rate or price related to the risk being hedged.

If a fair value hedge of a debt instrument is canceled because the derivative is terminated or dedesignated, any remaining interest rate-related fair value adjustment made to the carrying amount of the debt instrument is amortized to interest revenue or expense over its remaining life. For other types of fair value adjustments and whenever a hedged asset or liability is sold or terminated, any basis adjustments are included in the calculation of the gain or loss on sale or termination.

For hedges of the variability of cash flows, there is no change to the accounting for the hedged item and the derivative is carried at fair value with changes in value reported initially in other comprehensive income to the extent the hedge is effective. These amounts initially recorded in other comprehensive income are subsequently reclassified into earnings in the same periods during which the forecasted transaction affects earnings. Thus, for hedges of interest rate risk the amounts are amortized into interest revenues or expense along with the interest accruals on the hedged transaction. When hedging the foreign exchange risk in an available-for-sale security, the amounts resulting from foreign exchange risk are included in the calculation of the gain or loss on sale once the hedged security is sold. Hedge ineffectiveness is recorded in other revenues and is usually measured as the difference between the changes in fair value of the actual hedging derivative and a hypothetically perfect hedge.

When hedges of the variability of cash flows due to interest rate risk are canceled, amounts remaining in accumulated other comprehensive income are amortized to interest revenues or expense over remaining life of the original contract. For cancellations of other types of hedges of the variability of cash flows, the related amounts accumulated in other comprehensive income are reclassified into earnings either in the same income statement caption and period as the forecasted transaction, or in other revenues when it is no longer probable that the forecasted transaction will occur.

For hedges of the translation adjustments resulting from translating the financial statements of net investments in foreign operations into the reporting currency of the parent, the portion of the change in fair value of the derivative due to changes in the spot foreign exchange rate is recorded as a foreign currency translation adjustment in other comprehensive income to the extent the hedge is effective; and the remainder is recorded as other revenues.

OTHER INVESTMENTS

Other investments include investments accounted for under the equity method, holdings of designated consolidated investment companies, and other nonmarketable equity interests and investments in venture capital companies.

The equity method of accounting is applied to investments when the Group does not have a controlling financial interest, but has the ability to influence significantly the operating and financial policies of the investee. Generally, this is when the Group has an investment between 20 % and 50 % of the voting stock or in-substance common stock of a corporation or 3 % or more of limited partnership or limited liability corporation interests. Other factors that are considered in determining whether the Group has significant influence include representation on the board of directors (supervisory board in the case of German stock corporations) and material intercompany transactions. The existence of these factors could require the application of the equity method of accounting for a particular investment even though the investment is less than 20 % of the voting stock.

Under equity method accounting, the pro-rata share of the investee's net income or loss, on a U.S. GAAP basis, as well as disposition gains and losses and charges for other-than-temporary impairments, are included in net income from equity method investments. Equity method losses in excess of the Group's carrying amount of the investment in the enterprise are charged against other assets held by the Group related to the investee. If those other assets are written down to zero, a determination is made whether to report additional losses based on the Group's obligation to fund such losses. The difference between the Group's cost and its proportional underlying equity in net assets of the investee at the date of investment ("equity method goodwill") is subject to impairment reviews in conjunction with the reviews of the overall investment.

Investments held by designated investment companies that are consolidated are included in other investments, as they are primarily nonmarketable equity securities, and are carried at fair value with changes in fair value recorded in other revenues.

Other nonmarketable equity investments and investments in venture capital companies, in which the Group does not have a controlling financial interest or significant influence, are included in other investments and carried at historical cost, net of declines in fair value below cost that are deemed to be other than temporary. Gains and losses upon sale or impairment are included in other revenues.

LOANS

Loans are presented on the balance sheet at their outstanding principal balances net of charge-offs, unamortized premiums or discounts, net deferred fees or costs on originated loans and the allowance for loan losses. Interest revenues are accrued on the unpaid principal balance. Net deferred fees or costs and premiums or discounts are recorded as an adjustment of the yield (interest revenues) over the contractual lives of the related loans. Loan commitment fees related to those commitments that are not accounted for as derivatives are recognized in fees for other customer services over the life of the commitment. Loan commitments that are accounted for as derivatives are carried at fair value.

Loans are placed on nonaccrual status if either the loan has been in default as to payment of principal or interest for 90 days or more and the loan is neither well-secured nor in the process of collection; or the loan is not yet 90 days past due, but in the judgment of management the accrual of interest should be ceased before 90 days because it is probable that all contractual payments of interest and principal will not be collected. When a loan is placed on nonaccrual status, any accrued but unpaid interest previously recorded is reversed against current period interest revenues. Cash receipts of interest on nonaccrual loans are recorded as either interest revenues or a reduction of principal according to management's judgment as to the collectibility of principal. Accrual of interest is resumed only once the loan is current as to all contractual payments due and the loan is not impaired.

LEASING TRANSACTIONS

Lease financing transactions, which include direct financing and leveraged leases, in which a Group entity is the lessor are classified as loans. Unearned income is amortized to interest revenues over the lease term using the interest method. Capital leases in which a Group entity is the lessee are capitalized as assets and reported in premises and equipment.

ALLOWANCES FOR CREDIT LOSSES

The allowances for credit losses represent management's estimate of probable losses that have occurred in the loan portfolio and off-balance sheet positions which comprises contingent liabilities and lending-related commitments as of the date of the consolidated financial statements. The allowance for loan losses is reported as a reduction of loans and the allowance for off-balance sheet positions is reported in other liabilities.

To allow management to determine the appropriate level of the allowance for loan losses, all significant counterparty relationships are reviewed periodically, as are loans under special supervision, such as impaired loans. Smaller-balance standardized homogeneous loans are collectively evaluated for impairment. This review encompasses current information and events related to the counterparty, such as past due status and collateral recovery values, as well as industry, geographic, economic, political, and other environmental factors. This process results in an allowance for loan losses which consists of a specific loss component and an inherent loss component.

The specific loss component represents the allowance for impaired loans. Impaired loans represent loans for which, based on current information and events, management believes it is probable that the Group will not be able to collect all principal and interest amounts due in accordance with the contractual terms of the loan agreement. The specific loss component of the allowance is measured by the excess of the recorded investment in the loan, including accrued interest, over either the present value of expected future cash flows, including cash flows that may result from foreclosure less costs for obtaining and selling the collateral, or the market price of the loan. Impaired loans are generally placed on nonaccrual status.

The inherent loss component is principally for all other loans not deemed to be impaired, but that, on a portfolio basis, are believed to have some inherent loss which is probable of having occurred and is reasonably estimable. The inherent loss component consists of a country risk allowance for transfer and currency convertibility risks for loan exposures in countries where there are serious doubts about the ability of counterparties to comply with the repayment terms due to the economic or political situation prevailing in the respective country of domicile; a smaller-balance standardized homogeneous loan loss allowance for loans to individuals and small business customers of the private and retail business, and an other inherent loss allowance. The remaining component of the inherent loss allowance represents an estimate of losses inherent in the portfolio that have not yet been individually identified and reflects the imprecisions and uncertainties in estimating the loan loss allowance. This estimate of inherent losses excludes those exposures that have already been considered when establishing the allowance for smaller-balance standardized homogeneous loans.

Amounts determined to be uncollectible are charged to the allowance. Subsequent recoveries, if any, are credited to the allowance. The provision for loan losses, which is charged to income, is the amount necessary to adjust the allowance to the level determined through the process described above.

The allowance for off-balance sheet positions, which is established through charges to other expenses, is determined using the same measurement techniques as the allowance for loan losses.

LOANS HELD FOR SALE

Loans for which the Group has the intent to sell, either at origination or acquisition, or subsequent to origination or acquisition, are classified as loans held for sale. Loans classified as held for sale are generally managed by businesses that have the specific mandate to sell or securitize loans. These businesses are distinct from the Group's lending activities and their mandate indicates a marketing strategy or a plan of sale.

Loans held for sale are accounted for at the lower of cost or market on an individual basis and are reported as other assets. Origination fees and direct costs are deferred until the related loans are sold and are included in the determination of the gains or losses upon sale, which are reported in other revenues. Valuation adjustments related to loans held for sale are reported in other assets and other revenues, and are not included in the allowance for loan losses or the provision for loan losses.

ASSET SECURITIZATIONS

When the Group transfers financial assets to securitization vehicles, it may retain one or more subordinated tranches, cash reserve accounts, or in some cases, servicing rights or interest-only strips, all of which are retained interests in the securitized assets. The amount of the gain or loss on transfers accounted for as sales depends in part on the previous carrying amounts of the financial assets involved in the transfer, allocated between the assets sold and the retained interests based on their relative fair values at the date of transfer. Retained interests other than servicing rights are classified as trading assets, securities available for sale or other assets depending on the nature of the retained interest and management intent. Servicing rights are classified in intangible assets, carried at the lower of the allocated basis or current fair value and amortized in proportion to and over the period of net servicing revenue.

To obtain fair values, quoted market prices are used if available. However, for securities representing retained interests from securitizations of financial assets, quotes are often not available, so the Group generally estimates fair value based on the present value of future expected cash flows using management's best estimates of the key assumptions (loan losses, prepayment speeds, forward yield curves, and discount rates) commensurate with the risks involved. Interest revenues on retained interests are recognized using the effective yield method, with changes in expected cash flows reflected in the yield on a prospective basis.

Cash flows related to securitizations are included in operating activities in the Consolidated Statement of Cash Flows.

PREMISES AND EQUIPMENT

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is generally computed using the straight-line method over the estimated useful lives of the assets. The range of estimated useful lives is 25 to 50 years for premises and 3 to 10 years for furniture and equipment. Leasehold improvements are depreciated on a straight-line basis over the shorter of the term of the lease or the estimated useful life of the improvement, which generally ranges from 3 to 15 years. Depreciation of premises is included in net occupancy expense of premises, while depreciation of equipment is included in furniture and equipment expense and IT costs, as applicable. Maintenance and repairs are charged to expense and improvements are capitalized. Gains and losses on dispositions are reflected in other revenues.

Leased properties meeting certain criteria are capitalized as assets in premises and equipment and depreciated over the terms of the leases. For properties subject to operating leases, rental expense and rental income, including escalating rent payments, are recognized on a straight-line basis over the lease term, which commences when the lessee controls the physical use of the property. Lease incentives are treated as a reduction of rental expense and are also recognized over the lease term on a straight-line basis.

Eligible costs related to software developed or obtained for internal use are capitalized and depreciated using the straight-line method over a period of 3 to 5 years. Eligible costs include external direct costs for materials and services, as well as payroll and payroll-related costs for employees directly associated with an internal-use software project. Overhead, as well as costs incurred during planning or after the software are ready for use, is expensed as incurred.

GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill, which represents the excess of the cost of an acquired entity over the fair value of net assets acquired at the date of acquisition, is tested for impairment annually, or more frequently if events or changes in circumstances, such as an adverse change in business climate, indicate that the goodwill may be impaired. Mortgage and other loan servicing rights are carried at the lower of cost or current fair value and amortized in proportion to and over the estimated period of net servicing revenue. Other intangible assets that have a finite useful life are amortized over a period of 3 to 15 years; other intangible assets that have an indefinite useful life, primarily investment management agreements related to retail mutual funds, are not amortized. These assets are tested for impairment and their useful lives are reaffirmed at least annually.

OBLIGATION TO PURCHASE COMMON SHARES

Forward purchases of equity shares of a consolidated Group company are reported as obligation to purchase common shares if the number of shares is fixed and physical settlement is required. At inception the obligation is recorded at the fair value of the shares, which is equal to the present value of the settlement amount of the forward. For forward purchases of Deutsche Bank shares, a corresponding charge is made to shareholders' equity and reported as equity classified as obligation to purchase common shares. For forward purchases of minority interest shares, a corresponding reduction to other liabilities is made.

The liability is accounted for on an accrual basis if the purchase price for the shares is fixed, and interest costs on the liability are reported as interest expense. Deutsche Bank common shares subject to such contracts are not considered to be outstanding for purposes of earnings per share calculations. Upon settlement of such forward purchases the liability is extinguished whereas the charge to equity remains but is reclassified to common shares in treasury.

IMPAIRMENT

Securities available for sale, equity method and direct investments (including investments in venture capital companies and nonmarketable equity securities), and unguaranteed lease residuals are subject to impairment reviews. An impairment charge is recorded if a decline in fair value below the asset's amortized cost or carrying value, depending on the nature of the asset, is deemed to be other than temporary.

Other intangible assets with finite useful lives and premises and equipment are also subject to impairment reviews if a change in circumstances indicates that the carrying amount of an asset may not be recoverable. If estimated undiscounted cash flows relating to an asset held and used are less than its carrying amount, an impairment charge is recorded to the extent the fair value of the asset is less than its carrying amount. For an asset to be disposed of by sale, a loss is recorded based on the lower of the asset's carrying value or fair value less cost to sell. An asset to be disposed of other than by sale is considered held and used and accounted for as such until it is disposed of.

Goodwill and other intangible assets which are not amortized are tested for impairment at least annually and an impairment charge is recorded to the extent the fair market value of the asset is less than its carrying amount.

EXPENSE RECOGNITION

Direct and incremental costs related to underwriting and origination of loans are deferred and recognized together with the related revenue. Loan origination costs are netted against loan origination fees and are amortized to interest revenue over the contractual life of the related loans. Other operating costs, including advertising costs and legal costs, are recognized as incurred.

INCOME TAXES

The Group recognizes the current and deferred tax consequences of all transactions that have been recognized in the consolidated financial statements using the provisions of the appropriate jurisdictions' tax laws. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, net operating loss carryforwards and tax credits. The amount of deferred tax assets is reduced by a valuation allowance, if necessary, to the amount that, based on available evidence, management believes will more likely than not be realized.

Deferred tax liabilities and assets are adjusted for the effect of changes in tax laws and rates in the period that includes the enactment date.

SHARE-BASED PAYMENT

Effective as of January 1, 2006, the Group revised the fair value method adopted as of January 1, 2003 as a result of a new accounting pronouncement. The revised method is applicable to new awards and to awards modified, repurchased, or cancelled on or after January 1, 2006.

Under the revised method, cash-settled share-based payments are measured at fair value at each reporting date and compensation expense is based on an estimated number of share-based payment awards expected to vest, with consideration of expected, not actual, forfeitures. The timing of expense recognition relating to grants which, due to early retirement provisions, include a nominal but nonsubstantive service period, are accelerated by shortening the amortization period of the expense from the grant date to the date when the employee meets the eligibility criteria for the award, and not the vesting date. For awards that are delivered in tranches, each tranche is considered a separate award and amortized separately. The fair values of stock option awards are estimated using a Black-Scholes option pricing model. For share awards, the fair value is the quoted market price of the share reduced by the present value of the expected dividends that will not be received by the employee and adjusted for the effect, if any, of restrictions beyond the vesting date. Prior to January 1, 2003, the Group accounted for its share awards under the intrinsic-value-based method of accounting. Under this method, compensation expense is the excess, if any, of the quoted market price of the shares at grant date or other measurement date over the amount an employee must pay, if any, to acquire the shares.

The following table illustrates what the effect on net income and earnings per common share would have been if the Group had applied the fair value method to all share-based awards. From January 1, 2006, all share-based awards were measured at fair value and therefore 2006 figures are not presented below.

in € m.	2005	2004
Net income, as reported	3,529	2,472
Add: Share-based compensation expense included in reported net income, net of related tax effects	595	696
Deduct: Share-based compensation expense determined under fair value method for all awards, net of related tax effects	(589)	(698)
Pro forma net income	**3,535**	**2,470**
Earnings per share:		
Basic – as reported	€ 7.62	€ 5.02
Basic – pro forma	€ 7.63	€ 5.02
Diluted – as reported	€ 6.95	€ 4.53
Diluted – pro forma	€ 6.96	€ 4.53

Share-based payment awards accounted for as equity instruments are reflected in shareholders' equity (additional paid-in capital) when services from employees in exchange for the awards are rendered and expensed. Compensation expense is recorded on a straight-line basis over the period in which employees perform services to which the awards relate or over the period of the tranche for those awards delivered in tranches. Estimates of expected forfeitures are periodically adjusted in the event of actual forfeitures or for changes in expectations. Compensation expense for share-based awards payable in cash is remeasured based on the underlying share price changes and the related obligations are included in other liabilities until paid.

See Note [20] for additional information on specific award provisions.

COMPREHENSIVE INCOME

Comprehensive income is defined as the change in equity of an entity excluding transactions with shareholders such as the issuance of common or preferred shares, payment of dividends and purchase of treasury shares. Comprehensive income has two major components: net income, as reported in the Consolidated Statement of Income, and other comprehensive income as reported in the Consolidated Statement of Comprehensive Income. Other comprehensive income includes such items as unrealized gains and losses from translating net investments in foreign operations net of related hedge effects, unrealized gains and losses from changes in fair value of securities available for sale, net of deferred income taxes and the related adjustments to insurance policyholder liabilities and deferred acquisition costs, minimum pension liability, and the effective portions of realized and unrealized gains and losses from derivatives used as cash flow hedges, less amounts reclassified to earnings in combination with the hedged items. Comprehensive income does not include changes in the fair value of nonmarketable equity securities, traditional credit products and other assets generally carried at cost.

STATEMENT OF CASH FLOWS

For purposes of the Consolidated Statement of Cash Flows, the Group's cash and cash equivalents are cash and due from banks.

[2] CUMULATIVE EFFECT OF ACCOUNTING CHANGES

FSP FTB 85-4-1

In March 2006, the FASB issued FSP FTB 85-4-1, "Accounting for Life Settlement Contracts by Third-Party Investors" ("FSP FTB 85-4-1"). FSP FTB 85-4-1 requires that purchased life settlement contracts, which are contracts between the owner of a life insurance policy and a third party investor, are measured at either fair value or by applying the investment method, whereas previously such contracts were held at the lower of cash surrender value and cost. Under the investment method, a life settlement contract is initially recorded at the transaction price plus all initial direct external costs; continuing costs to keep the policy in force are capitalized; and a gain is only recognized when the insured dies. The fair value method or the investment method is permitted to be elected on an instrument-by-instrument basis, and the Group has elected to apply the fair value method to all life settlement contracts including those held at January 1, 2006. A cumulative effect adjustment to beginning retained earnings of € 13 million has been recognized as of January 1, 2006 relating to the life settlement contracts held at this date.

EITF 05-5

In June 2005, the FASB ratified the consensus reached in EITF Issue No. 05-5, "Accounting for Early Retirement or Postemployment Programs with Specific Features (Such As Terms Specified in Altersteilzeit Early Retirement Arrangements)" ("EITF 05-5"). Under EITF 05-5 salaries, bonuses and additional pension contributions associated with certain early retirement arrangements typical in Germany (as well as similar programs) should be recognized over the period from the point at which the Altersteilzeit period begins until the end of the active service period. Previously, the Group had recognized the expense based on an actuarial valuation upon signature of the Altersteilzeit contract by the employee. The EITF also specifies the accounting for government subsidies related to these arrangements. The Group adopted EITF 05-5 on January 1, 2006, and recognized a gain of € 4 million, net of taxes, as a cumulative effect of a change in accounting principle.

SFAS 123 (REVISED 2004)

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123(R)"). SFAS 123(R) replaces SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees". The new standard requires companies to recognize compensation cost relating to share-based payment transactions in their financial statements based on the fair value of the equity or liability instruments issued.

Upon adoption on January 1, 2006, the Group recognized a gain of €42 million, net of taxes, as a cumulative effect of a change in accounting principle. This effect relates to an adjustment of accrued compensation costs, which under SFAS 123(R) are required to be based on the estimated number of share-based payment awards to vest, with consideration of expected forfeitures. Under SFAS 123, the Group had accounted for forfeitures on an actual basis, and therefore had reversed compensation expense in the period an award was forfeited.

[3] ACQUISITIONS AND DISPOSITIONS

For the years ended December 31, 2006, 2005 and 2004, the Group recorded net gains on dispositions of significant businesses/subsidiaries (excluding results from businesses/subsidiaries held for sale) of €59 million, €108 million and €95 million, respectively. The acquisitions and disposals that occurred in these years had no significant impact on the Group's total assets.

For a discussion of the Group's most significant acquisitions and dispositions for the years ended December 31, 2006 and 2005 see Note [27] Business Segments and Related Information.

[4] TRADING ASSETS AND TRADING LIABILITIES

The components of these accounts are as follows.

in € m.	Dec 31, 2006	Dec 31, 2005
Trading assets:		
Bonds and other fixed-income securities	291,388	260,469
Equity shares and other variable-yield securities	131,673	99,479
Positive market values from derivative financial instruments[1]	75,344	75,354
Other trading assets[2]	18,434	13,091
Total trading assets	**516,839**	**448,393**
Trading liabilities:		
Bonds and other fixed-income securities	90,982	81,294
Equity shares and other variable-yield securities	35,261	28,473
Negative market values from derivative financial instruments[1]	92,611	84,580
Total trading liabilities	**218,854**	**194,347**

1 Derivatives under master netting agreements are shown net.
2 Includes trading loans of € 16,975 million and € 12,481 million at December 31, 2006 and 2005, respectively. The significant majority of trading loans are recorded in Deutsche Bank AG.

[5] SECURITIES AVAILABLE FOR SALE

The fair value, amortized cost and gross unrealized holding gains and losses for the Group's securities available for sale follow.

Dec 31, 2006 in € m.	Fair value	Gross unrealized holding gains	Gross unrealized holding losses	Amortized cost
Debt securities:				
German government	2,879	2	(10)	2,887
U.S. Treasury and U.S. government agencies	1,348	–	(12)	1,360
U.S. local (municipal) governments	1	–	–	1
Other foreign governments	3,247	3	(14)	3,258
Corporates	6,855	126	(124)	6,853
Other asset-backed securities	1	–	–	1
Mortgage backed securities, including obligations of U.S. federal agencies	22	1	–	21
Other debt securities	947	2	(1)	946
Total debt securities	**15,300**	**134**	**(161)**	**15,327**
Equity securities:				
Equity shares	6,123	2,759	(1)	3,365
Investment certificates and mutual funds	510	25	(3)	488
Other equity securities	121	47	–	74
Total equity securities	**6,754**	**2,831**	**(4)**	**3,927**
Total securities available for sale	**22,054**	**2,965**	**(165)**	**19,254**

Dec 31, 2005 in € m.	Fair value	Gross unrealized holding gains	Gross unrealized holding losses	Amortized cost
Debt securities:				
German government	3,251	19	(18)	3,250
U.S. Treasury and U.S. government agencies	1,721	1	(19)	1,739
U.S. local (municipal) governments	1	–	–	1
Other foreign governments	3,024	37	(11)	2,998
Corporates	7,127	177	(8)	6,958
Other asset-backed securities	2	–	–	2
Mortgage backed securities, including obligations of U.S. federal agencies	97	2	–	95
Other debt securities	1,073	–	–	1,073
Total debt securities	**16,296**	**236**	**(56)**	**16,116**
Equity securities:				
Equity shares	4,894	2,303	(2)	2,593
Investment certificates and mutual funds	403	33	(4)	374
Other equity securities	82	46	–	36
Total equity securities	**5,379**	**2,382**	**(6)**	**3,003**
Total securities available for sale	**21,675**	**2,618**	**(62)**	**19,119**

Dec 31, 2004 in € m.	Fair value	Gross unrealized holding gains	Gross unrealized holding losses	Amortized cost
Debt securities:				
German government	3,128	66	(16)	3,078
U.S. Treasury and U.S. government agencies	1,460	–	(2)	1,462
U.S. local (municipal) governments	1	–	–	1
Other foreign governments	3,297	41	(100)	3,356
Corporates	4,993	176	(9)	4,826
Other asset-backed securities	6	–	–	6
Mortgage backed securities, including obligations of U.S. federal agencies	41	2	–	39
Other debt securities	770	1	–	769
Total debt securities	**13,696**	**286**	**(127)**	**13,537**
Equity securities:				
Equity shares	6,010	1,579	(1)	4,432
Investment certificates and mutual funds	549	23	(6)	532
Other equity securities	80	29	–	51
Total equity securities	**6,639**	**1,631**	**(7)**	**5,015**
Total securities available for sale	**20,335**	**1,917**	**(134)**	**18,552**

At December 31, 2006, there were no securities of an individual issuer that exceeded 10 % of the Group's total shareholders' equity.

The components of net gains on securities available for sale as reported in the Consolidated Statement of Income follow.

in € m.	2006	2005	2004
Debt securities – gross realized gains	56	120	58
Debt securities – gross realized losses[1]	(43)	(14)	(61)
Equity securities – gross realized gains	410	957	244
Equity securities – gross realized losses[2]	(16)	(8)	(6)
Total net gains on securities available for sale	**407**	**1,055**	**235**

1 Includes € 6 million, € 1 million and € 20 million of write-downs for other-than-temporary impairment for the years ended December 31, 2006, 2005 and 2004, respectively.
2 Includes € 9 million, € 1 million and € 2 million of write-downs for other-than-temporary impairment for the years ended December 31, 2006, 2005 and 2004, respectively.

The following table shows the fair value, remaining maturities, approximate weighted-average yields (based on amortized cost) and total amortized cost by maturity distribution of the debt security components of the Group's securities available for sale at December 31, 2006.

in € m.	Up to one year Amount	Up to one year Yield	More than one year and up to five years Amount	More than one year and up to five years Yield	More than five years and up to ten years Amount	More than five years and up to ten years Yield	More than ten years Amount	More than ten years Yield	Total Amount	Total Yield
German government	39	3.39	89	3.96	262	4.01	2,489	2.82	2,879	2.98
U.S. Treasury and U.S. government agencies	1,324	4.10	–	–	–	–	24	5.00	1,348	4.12
U.S. local (municipal) governments	1	5.68	–	–	–	–	–	–	1	5.68
Other foreign governments	1,162	2.03	782	4.81	307	3.96	996	2.74	3,247	3.10
Corporates	1,579	5.14	689	5.25	1,484	5.14	3,103	4.86	6,855	5.02
Other asset-backed securities	–	–	–	–	1	3.14	–	–	1	3.14
Mortgage-backed securities, principally obligations of U.S. federal agencies	10	3.25	4	1.25	–	–	8	9.35	22	5.31
Other debt securities	49	3.61	866	7.41	21	6.46	11	3.83	947	7.15
Total fair value	**4,164**	**3.90**	**2,430**	**5.82**	**2,075**	**4.83**	**6,631**	**3.78**	**15,300**	**4.28**
Total amortized cost	**4,173**		**2,436**		**2,062**		**6,656**		**15,327**	

The following tables show the Group's gross unrealized losses on securities available for sale and the fair value of the related securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2006 and 2005, respectively:

Dec 31, 2006 in € m.	Less than 12 months Fair value	Less than 12 months Unrealized losses	12 months or longer Fair value	12 months or longer Unrealized losses	Total Fair value	Total Unrealized losses
Debt securities:						
German government	223	(4)	2,481	(6)	2,704	(10)
U.S. Treasury and U.S. government agencies	506	(5)	704	(7)	1,210	(12)
Other foreign governments	674	(10)	1,060	(4)	1,734	(14)
Corporates	2,946	(106)	739	(18)	3,685	(124)
Mortgage-backed securities	–	–	3	–	3	–
Other debt securities	–	–	3	(1)	3	(1)
Total debt securities	**4,349**	**(125)**	**4,990**	**(36)**	**9,339**	**(161)**
Equity securities:						
Equity shares	21	(1)	–	–	21	(1)
Investment certificates and mutual funds	18	(3)	–	–	18	(3)
Total equity securities	**39**	**(4)**	**–**	**–**	**39**	**(4)**
Total temporarily impaired securities	**4,388**	**(129)**	**4,990**	**(36)**	**9,378**	**(165)**

Dec 31, 2005 in € m.	Less than 12 months Fair value	Less than 12 months Unrealized losses	12 months or longer Fair value	12 months or longer Unrealized losses	Total Fair value	Total Unrealized losses
Debt securities:						
German government	732	(4)	1,974	(14)	2,706	(18)
U.S. Treasury and U.S. government agencies	1,336	(19)	–	–	1,336	(19)
Other foreign governments	647	(3)	974	(8)	1,621	(11)
Corporates	579	(8)	–	–	579	(8)
Mortgage-backed securities	–	–	7	–	7	–
Total debt securities	**3,294**	**(34)**	**2,955**	**(22)**	**6,249**	**(56)**
Equity securities:						
Equity shares	21	(2)	–	–	21	(2)
Investment certificates and mutual funds	37	(3)	19	(1)	56	(4)
Total equity securities	**58**	**(5)**	**19**	**(1)**	**77**	**(6)**
Total temporarily impaired securities	**3,352**	**(39)**	**2,974**	**(23)**	**6,326**	**(62)**

The unrealized losses on investments in debt securities were primarily interest rate related. Since the Group has the intent and ability to hold these investments until a market price recovery or maturity, they are not considered other-than-temporarily impaired. The unrealized losses on investments in equity securities are attributable primarily to general market fluctuations rather than to specific adverse conditions. Based on this and the Group's intent and ability to hold the securities until the market price recovers, these investments are not considered other-than-temporarily impaired.

[6] OTHER INVESTMENTS

The following table summarizes the composition of other investments.

in € m.	Dec 31, 2006	Dec 31, 2005
Equity method investments	3,685	5,006
Investments held by designated investment companies	96	160
Other equity interests	1,576	2,216
Total other Investments	**5,357**	**7,382**

EQUITY METHOD INVESTMENTS

The Group's pro-rata share of the investees' income or loss determined on a U.S. GAAP basis were profits of € 348 million, € 333 million and € 282 million for the years ended December 31, 2006, 2005 and 2004, respectively. In addition, net gains of € 169 million, € 87 million and € 123 million from the disposal of equity method investments, as well as write-offs of € 5 million, € 1 million and € 16 million for other-than-temporary impairments, were included in net income from equity method investments for the years ended December 31, 2006, 2005 and 2004, respectively.

Loans to equity method investees, trading assets related to these investees as well as debt securities available for sale issued by these investees amounted to € 1.2 billion and € 2.8 billion at December 31, 2006 and 2005, respectively. At December 31, 2006, loans totaling € 2.8 million to two equity method investees were on nonaccrual status. At December 31, 2005, loans totaling € 23 million to three equity method investees were on nonaccrual status. The Group issued a financial guarantee to EUROHYPO AG protecting it against losses on loans contributed by the Group when EUROHYPO AG was created in 2002. By the end of 2005, EUROHYPO AG had made claims in respect of the full amount of the financial guarantee, which had an initial maximum amount of € 283 million. In connection with the sale of the Group's stake in EUROHYPO AG to Commerzbank AG the Group settled the guarantee issue by full payment to EUROHYPO AG, at the same time reserving some rights in respect of such payment against Commerzbank AG.

At December 31, 2006, the following investees were significant, representing 75 % of the carrying value of equity method investments.

SIGNIFICANT EQUITY METHOD INVESTMENTS

Investment	Ownership
AKA Ausfuhrkredit-Gesellschaft mit beschränkter Haftung, Frankfurt	26.89 %
Copperhead Ventures, LLC, Dover	49.88 %
DB Alpamayo Emerging Markets Value Fund L.P., George Town	6.67 %
DB Global Masters (Fundamental Value Trading II) Fund Ltd, George Town	38.55 %
DB Phoebus Lux S.à r.l., Luxembourg[1]	74.90 %
Deutsche European Partners IV, London	25.02 %
Deutsche Interhotel Holding GmbH & Co. KG, Berlin	45.51 %
Dive Finance Ltd., St. Helier[1]	100.00 %
Duck Finance Ltd., St. Helier[1]	100.00 %
Financiere SELEC, Paris	46.00 %
Fincasa Hipotecaria, S.A. de C.V. Sociedad Financiera de Objeto Limitado, Mexico City	49.00 %
Fondo Piramide Globale, Milan	42.45 %
Force 2005-1 Limited Partnership, Jersey	40.00 %[2]
Genesee Balanced Fund Limited, Road Town	38.86 %
Genesee Eagle Fund Limited, Road Town	44.21 %
Grup Maritim TCB S.L., Barcelona	37.26 %
Investcorp Diversified Strategies Fund Limited, George Town	41.59 %
Keolis, Paris[1]	54.72 %
Mannesmann GmbH & Co. Beteiligungs-KG, Eschborn	10.00 %
MFG Flughafen-Grundstücksverwaltungsgesellschaft mbH & Co. BETA KG, Grünwald	25.03 %
Nineco Leasing Limited, London[1]	100.00 %
Paternoster Limited, Douglas	30.99 %
Preston Capital Master Fund Limited, George Town	49.90 %
PX Holdings Ltd, Stockton on Tees	43.00 %
Rongde Asset Management Company Ltd, Beijing	35.00 %
RREEF America REIT III, Inc., Chicago	9.84 %
RREEF Pan-European Infrastructure Fund L.P., London	4.04 %
Silver Creek Long/Short Limited, George Town	27.80 %
Silver Creek Low Vol. Strategies Ltd., George Town	32.90 %
Sixco Leasing Ltd, London[1]	100.00 %
Spark Infrastructure Group, Sydney	9.51 %
The Triumph Trust, Salt Lake City[1]	66.38 %
VCG Venture Capital Gesellschaft mbH & Co. Fonds III KG, München	36.98 %

1 The Group does not have a controlling financial interest or the investee is a variable interest entity which is not consolidated under U.S. GAAP.
2 Economic Interest

In 2006, the remaining stake of the Group's investment in EUROHYPO AG was sold, resulting in a gain of € 85 million. In 2005, the Group's stake in EUROHYPO AG was reduced from 37.72 % to 27.99 %, resulting in a gain of € 44 million. Furthermore, the Group's investment in Atradius N.V. was partially sold in 2006, reducing the investment from 33.89 % to 12.73 %.

INVESTMENTS HELD BY DESIGNATED INVESTMENT COMPANIES

The underlying investment holdings of the Group's designated investment companies are carried at fair value, and totaled € 96 million and € 160 million at December 31, 2006 and 2005, respectively.

OTHER EQUITY INTERESTS

Other equity interests totaling € 1.6 billion and € 2.2 billion at December 31, 2006 and 2005, respectively, include investments in which the Group does not have significant influence, including certain venture capital companies and nonmarketable equity securities. The write-offs for other-than-temporary impairments of these investments amounted to € 8 million, € 10 million and € 58 million for the years ended December 31, 2006, 2005 and 2004, respectively.

At December 31, 2006, the aggregate carrying amount for all equity securities accounted for under the cost method of accounting was € 949 million. Equity securities with a carrying value of € 12 million had unrealized losses amounting to € 1 million. These impairments were considered to be temporary.

[7] LOANS

The following table summarizes the composition of loans.

in € m.	Dec 31, 2006	Dec 31, 2005
German:		
Banks and insurance	1,217	1,769
Manufacturing	6,686	6,620
Households (excluding mortgages)	17,764	16,157
Households – mortgages	27,142	27,039
Public sector	1,814	1,462
Wholesale and retail trade	3,023	3,394
Commercial real estate activities	10,091	10,625
Lease financing	1,017	1,001
Other	13,232	11,508
Total German	**81,986**	**79,575**
Non-German:		
Banks and insurance	7,748	5,907
Manufacturing	8,693	9,083
Households (excluding mortgages)	10,690	10,245
Households – mortgages	10,736	9,016
Public sector	1,928	1,167
Wholesale and retail trade	9,033	8,683
Commercial real estate activities	4,008	2,634
Lease financing	1,823	1,810
Other	33,096	25,143
Total Non-German	**87,755**	**73,688**
Gross loans	169,741	153,263
(Deferred expense)/unearned income	(147)	(20)
Loans less (deferred expense)/unearned income	169,888	153,283
Less: Allowance for loan losses	1,754	1,928
Total loans, net	**168,134**	**151,355**

The “other” category included no single industry group with aggregate borrowings from the Group in excess of 10 % of the total loan portfolio at December 31, 2006.

The aggregate amount of gains on sales of loans amounted to € 78 million at December 31, 2006 and € 63 million at December 31, 2005.

Certain related third parties have obtained loans from the Group on various occasions. All such loans have been made in the ordinary course of business and on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated parties. There were € 1.6 billion and € 2.5 billion of loans to related parties (including loans to equity method investees) outstanding at December 31, 2006 and 2005, respectively.

Nonaccrual loans as of December 31, 2006 and 2005 were € 3.0 billion and € 3.6 billion, respectively. Loans 90 days or more past due and still accruing interest totaled € 185 million and € 202 million as of December 31, 2006 and 2005, respectively.

Additionally, as of December 31, 2006, the Group had € 1 million of lease financing transactions that were nonperforming.

IMPAIRED LOANS

This table sets forth information about the Group's impaired loans.

in € m.	Dec 31, 2006	Dec 31, 2005	Dec 31, 2004
Total impaired loans[1]	2,024	2,576	3,516
Allowance for impaired loans under SFAS 114[2]	1,068	1,230	1,654
Average balance of impaired loans during the year	2,225	3,189	4,474
Interest income recognized on impaired loans during the year	21	57	65

1 Included in these amounts are € 1.7 billion, € 2.0 billion and € 2.8 billion as of December 31, 2006, 2005 and 2004, respectively, that require an allowance. The remaining impaired loans do not require an allowance because the present value of expected future cash flows, including those from liquidation of collateral, or the market price of the loan exceeds the recorded investment in these loans.

2 The allowance for impaired loans under SFAS 114 is included in the Group's allowance for loan losses.

LOANS OR DEBT SECURITIES ACQUIRED IN A TRANSFER

In accordance with Statement of Position 03-3, "Accounting for Certain Loans or Debt Securities Acquired in a Transfer", the following table sets forth information about the loans and debt securities acquired by the Group by completion of a transfer for which it is probable, at acquisition, that the Group will be unable to collect all contractually required payments receivable.

			Dec 31, 2006			Dec 31, 2005
in € m.	Loans	Debt securities	Total	Loans	Debt securities	Total
Instruments acquired during the year:						
Contractually required payments receivable at acquisition	2,205	52	2,257	1,932	–	1,932
Cash flows expected to be collected at acquisition	1,300	34	1,334	554	–	554
Fair value of loans at acquisition	963	29	992	526	–	526
Accretable yield for instruments acquired:						
Balance, beginning of year	21	–	21	–	–	–
Additions	338	5	343	27	–	27
Accretion	(44)	–	(44)	(6)	–	(6)
Disposals	(8)	(2)	(10)	–	–	–
Reclassifications from (to) nonaccretable difference	1	–	1	–	–	–
Balance, end of year	308	3	311	21	–	21
Instruments acquired:						
Outstanding balance, beginning of year	776	–	776	–	–	–
Outstanding balance, end of year	2,845	16	2,861	776	–	776
Carrying amount, beginning of year	233	–	233	–	–	–
Carrying amount, end of year	1,063	6	1,069	233	–	233

In 2006, the Group was required to consider € 10 million of these acquired loans as nonaccrual subsequent to their acquisition, with provision for loan losses of € 4 million. In 2006, the Group charged off € 3 million, sold € 1 million and, as of December 31, 2006, held € 6 million of such loans at nonaccrual status subsequent to their acquisition, with a loan loss allowance of € 1 million.

[8] ALLOWANCES FOR CREDIT LOSSES

The allowances for credit losses consist of an allowance for loan losses and an allowance for off-balance sheet positions.

The following table shows the activity in the Group's allowance for loan losses.

in € m.	2006	2005	2004
Allowance at beginning of year	**1,928**	**2,345**	**3,281**
Provision for loan losses	330	374	372
Net charge-offs:			
Charge-offs	744	1,018	1,394
Recoveries	264	170	152
Total net charge-offs	480	848	1,242
Allowance related to acquisitions/divestitures	–	–	3
Foreign currency translation	(24)	57	(69)
Allowance at end of year	**1,754**	**1,928**	**2,345**

The following table shows the activity in the Group's allowance for off-balance sheet positions, which comprises contingent liabilities and lending-related commitments.

in € m.	2006	2005	2004
Allowance at beginning of year	**329**	**345**	**416**
Provision for off-balance sheet positions	(50)	(24)	(65)
Allowance related to acquisitions/divestitures	1	–	–
Foreign currency translation	(9)	8	(6)
Allowance at end of year	**271**	**329**	**345**

[9] ASSET SECURITIZATIONS AND VARIABLE INTEREST ENTITIES

ASSET SECURITIZATIONS

The Group accounts for transfers of financial assets to securitization vehicles as sales when certain criteria are met; otherwise they are accounted for as secured borrowings. Beneficial interests in the securitization vehicles, primarily in the form of debt instruments, are sold to investors and the proceeds are used to pay the Group for the assets transferred. The cash flows collected from the financial assets transferred to the securitization vehicles are then used to repay the beneficial interests. The third party investors and the securitization vehicles generally have no recourse to the Group's other assets in cases where the issuers of the financial assets fail to perform under the original terms of those assets. The Group may retain interests in the assets created in the securitization vehicles.

For the years ended December 31, 2006, 2005 and 2004, the Group recognized gains of € 262 million, € 262 million and € 216 million, respectively, on securitizations primarily related to residential and commercial mortgage loans.

The following table summarizes certain cash flows received from and paid to securitization vehicles during 2006, 2005 and 2004.

in € m.	Residential mortgage loans			Commercial mortgage loans			Other loans		
	2006	2005	2004	2006	2005	2004	2006	2005	2004
Proceeds from new securitizations	19,735	11,483	8,778	14,712	11,044	5,113	2,355	3,102	328
Proceeds from collections reinvested in new securitization receivables	–	–	–	–	–	–	–	–	439
Servicing fees received	12	4	4	4	–	–	–	–	–
Cash flows received on retained interests	129	27	42	90	21	5	54	47	6
Repurchase of delinquent or foreclosed loans	(14)	–	–	–	–	–	–	–	–

At December 31, 2006, the weighted-average key assumptions used in determining the fair value of retained interests, including servicing rights, and the impact of adverse changes in those assumptions on carrying amount/fair value are as follows.

in € m. (except percentages)	Residential mortgage loans	Commercial mortgage loans	Other loans
Carrying amount/fair value of retained interests	**1,537**	**1,661**	**330**
Prepayment speed (current assumed)	**25.79 %**	**0.00 %**	**0.00 %**
Impact on fair value of 10 % adverse change	(12)	–	–
Impact on fair value of 20 % adverse change	(27)	–	–
Default rate (current assumed)	**1.43 %**	**1.97 %**	**4.09 %**
Impact on fair value of 10 % adverse change	(25)	(2)	(3)
Impact on fair value of 20 % adverse change	(48)	(7)	(5)
Discount factor (current assumed)	**10.57 %**	**6.44 %**	**1.80 %**
Impact on fair value of 10 % adverse change	(41)	(27)	(2)
Impact on fair value of 20 % adverse change	(81)	(48)	(3)

These sensitivities are hypothetical and should be viewed with caution. As the figures indicate, changes in fair value based on a 10 percent variation in assumptions generally should not be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, in this table, the effect of a variation in a particular assumption on the fair value of the retained interest is calculated without changing any other assumptions; in reality, changes in one factor may result in changes in another (for example, increases in market interest rates may result in lower prepayments and increased credit losses), which might affect the sensitivities. The key assumptions used in measuring the initial retained interests resulting from securitizations completed in 2006 were not significantly different from the current assumptions in the above table.

The key assumptions used in measuring the initial retained interests resulting from securitizations completed in 2005 and 2004 were not significantly different from the key assumptions used in determining the fair value of retained interests, including servicing rights, at December 31, 2005 and 2004, respectively. The weighted-average assumptions used at December 31, 2005 and 2004 were as follows.

	Residential mortgage loans		Commercial mortgage loans		Other loans	
in %	2005	2004	2005	2004	2005	2004
Prepayment speed	36.22	27.46	0.00	0.00	0.00	1.37
Default rate	3.13	4.67	2.00	1.77	7.44	0.26
Discount factor	10.26	13.28	4.30	5.20	1.86	7.51

The following table presents information about securitized loans, including delinquencies (loans which are 90 days or more past due) and credit losses, net of recoveries, for the years ended December 31, 2006 and 2005. It excludes securitized loans that the Group continues to service but with which it otherwise has no continuing involvement.

	Residential mortgage loans		Commercial mortgage loans		Other loans	
in € m.	2006	2005	2006	2005	2006	2005
Total principal amount of loans	17,270	8,852	25,988	2,455	3,351	1,494
Principal amount of loans 90 days or more past due	191	312	61	–	–	–
Net credit losses	46	32	1	–	–	–

In addition to the securitizations of loans described in the tables above, in July 2003, the Group sold U.S. and European-domiciled private equity investments with a carrying value of € 361 million as well as € 80 million in liquid investments to a securitization vehicle that was a qualifying special purpose entity.

In March 2006, the Group repurchased outstanding notes of the securitization vehicle from investors for € 247 million and unwound this special purpose entity. The remaining available cash of € 74 million was paid to the equity holders. Since March 2006, the Group has applied the equity method to account for investments formerly included in the structure.

VARIABLE INTEREST ENTITIES

In the normal course of business, the Group becomes involved with variable interest entities primarily through the following types of transactions: asset securitizations, structured finance, commercial paper programs, mutual funds, and commercial real estate leasing and closed-end funds. The Group's involvement includes transferring assets to the entities, entering into derivative contracts with them, providing credit enhancement and liquidity facilities, providing investment management and administrative services, and holding ownership or other investment interests in the entities.

The table below shows the aggregated assets (before consolidating eliminations) of variable interest entities consolidated by type of asset and entity as of December 31, 2006 and December 31, 2005.

	Commercial paper programs		Guaranteed value mutual funds		Asset securitizations	
in € m.	2006	2005	2006	2005	2006	2005
Interest-earning deposits with banks	113	147	52	117	493	404
Trading assets	1	1	446	469	7,471	12,832
Securities	–	–	–	–	–	–
Loans, net	1,376	749	–	–	5,913	–
Other	4	–	3	6	228	3
Total assets	**1,494**	**897**	**501**	**592**	**14,105**	**13,239**

	Structured finance and other		Commercial real estate leasing vehicles and closed-end funds	
in € m.	2006	2005	2006	2005
Interest-earning deposits with banks	3,168	5,646	28	34
Trading assets	5,461	3,180	1	–
Securities	4,568	5,026	–	–
Loans, net	4,733	2,289	305	204
Other	3,532	2,106	734	542
Total assets	**21,462**	**18,247**	**1,068**	**780**

Substantially all of the consolidated assets of the variable interest entities act as collateral for related consolidated liabilities. The holders of these liabilities have no recourse to the Group, except to the extent the Group guarantees the value of the mutual fund units that investors purchase. The fair value of these guarantees was not significant as of December 31, 2006 and 2005. The mutual funds that the Group manages are investment vehicles that were established to provide returns to investors in the vehicles.

The commercial paper programs give clients access to liquidity in the commercial paper market. As an administrative agent for the commercial paper programs, the Group facilitates the sale of loans, other receivables, or securities from various third parties to a commercial paper entity, which then issues collateralized commercial paper to the market. The Group provides liquidity facilities to the commercial paper vehicles, but these facilities create only limited credit exposure since the Group is not required to provide funding if the assets of the vehicle are in default.

For asset securitizations, the Group may retain a subordinated interest in the assets the Group securitizes or may purchase interest in the assets securitized by independent third parties. For structured finance and other products, the Group structures VIEs to meet various needs of its clients. This category also includes investments in hedge funds and funds of hedge funds. For the commercial real estate leasing vehicles and closed-end funds, third party investors essentially provide financing for the purchase of commercial real estate or other assets which are leased to other third parties.

The Group formed fifteen statutory business trusts of which the Group owns all of the common securities. These trusts exist for the sole purpose of issuing cumulative and noncumulative trust preferred securities and investing the proceeds thereof in an equivalent amount of various subordinated debentures issued by the Group. Effective July 1, 2003, the Group deconsolidated these trusts as a result of the application of FIN 46. Subsequent to the application of FIN 46, the subordinated debentures amounting to € 5.3 billion are included in the long term debt.

As of December 31, 2006 and December 31, 2005 the aggregated total assets of significant variable interest entities where the Group holds a significant variable interest, but does not consolidate, and the Group's maximum exposure to loss as a result of its involvement with these entities are as follows.

	Aggregated total assets		Maximum exposure to loss	
in € m.	2006	2005	2006	2005
Commercial paper programs	35,792	26,931	38,331	34,411
Commercial real estate leasing vehicles and real estate investment entities	822	812	254	62
Structured finance and other	7,547	6,780	2,263	1,923
Guaranteed value mutual funds	11,177	7,664	11,007	7,572
Asset Securitizations	216	–	113	–

The Group provides liquidity facilities and, to a lesser extent, guarantees to the commercial paper programs in which it has a significant interest. The Group's maximum exposure to loss from these programs is equivalent to the contract amount of its liquidity facilities since the Group cannot be obligated to fund the liquidity facilities and guarantees at the same time. The liquidity facilities create only limited credit exposure since the Group is not required to provide funding if the assets of the vehicle are in default.

For the commercial real estate leasing vehicles and real estate investment entities, the Group's maximum exposure to loss results primarily from investments held in these vehicles. For structured finance and other vehicles, the Group's maximum exposure to loss results primarily from the risk associated with the Group's purchased and retained interests in the vehicles. The maximum exposure to loss related to the significant non-consolidated guaranteed value mutual funds results from the above mentioned guarantees. The maximum exposure to loss in asset securitizations is due to the Group's retained interests in the vehicles.

[10] ASSETS PLEDGED AND RECEIVED AS COLLATERAL

The carrying value of the Group's assets pledged (primarily for borrowings and deposits) as collateral where the secured party does not have the right by contract or custom to sell or repledge the Group's assets are as follows.

in € m.	Dec 31, 2006	Dec 31, 2005
Interest-earning deposits with banks	119	–
Trading assets	41,151	31,135
Securities available for sale	950	10
Loans	12,434	11,532
Premises and equipment	249	632
Total	**54,903**	**43,309**

At December 31, 2006 and 2005, the Group has received collateral with a fair value of € 385 billion and € 407 billion, respectively, arising from securities purchased under reverse repurchase agreements, securities borrowed, derivatives transactions, customer margin loans and other transactions, which the Group as the secured party has the right to sell or repledge. At December 31, 2006 and 2005, € 353 billion and € 387 billion, respectively, related to such collateral has been sold or repledged primarily to cover short sales, securities loaned and securities sold under repurchase agreements. These amounts exclude the impact of netting.

[11] PREMISES AND EQUIPMENT, NET

An analysis of premises and equipment, including assets under capital leases, follows.

in € m.	Dec 31, 2006	Dec 31, 2005
Land	687	980
Buildings	2,684	3,389
Leasehold improvements	1,366	1,339
Furniture and equipment	2,413	2,404
Purchased software	287	326
Self-developed software	366	369
Construction-in-progress	114	96
Total	**7,917**	**8,903**
Less: Accumulated depreciation and impairment	3,768	3,824
Premises and equipment, net[1]	**4,149**	**5,079**

1 Amounts at December 31, 2006 and 2005 included € 812 million and € 1.7 billion, respectively, of net book value of premises and equipment held for investment purposes.

CAPITAL LEASES

The Group is lessee under lease agreements covering real property and equipment. The future minimum lease payments, excluding executory costs, required under the Group's capital leases at December 31, 2006, were as follows.

in € m.	
2007	123
2008	203
2009	52
2010	52
2011	51
2012 and later	427
Total future minimum lease payments	**908**
Less: Amount representing interest	323
Present value of minimum lease payments	**585**

At December 31, 2006, the total minimum sublease rentals to be received in the future under subleases are € 437 million. Contingent rental income incurred during the year ended December 31, 2006, was € 1 million.

OPERATING LEASES

The future minimum lease payments, excluding executory costs, required under the Group's operating leases at December 31, 2006, were as follows.

in € m.	
2007	564
2008	511
2009	414
2010	354
2011	309
2012 and later	1,112
Total future minimum lease payments	**3,264**
Less: Minimum sublease rentals	330
Net minimum lease payments	**2,934**

The following shows the net rental expense for all operating leases.

in € m.	2006	2005	2004
Gross rental expense	595	620	857
Less: Sublease rental income	40	37	116
Net rental expense	**555**	**583**	**741**

[12] GOODWILL AND OTHER INTANGIBLE ASSETS, NET

GOODWILL

The changes in the carrying amount of goodwill by business segment for the years ended December 31, 2006 and 2005 are as follows.

in € m.	Corporate Banking & Securities	Global Transaction Banking	Asset and Wealth Management	Private & Business Clients	Corporate Investments	Total
Balance as of January 1, 2005	**2,951**	**436**	**2,668**	**234**	**89**	**6,378**
Purchase accounting adjustments	–	–	–	–	–	–
Transfers	–	–	–	–	–	–
Goodwill acquired during the year	20	–	4	–	–	24
Impairment losses	–	–	–	–	–	–
Goodwill related to dispositions	–	–	(110)	–	–	(110)
Effects from exchange rate fluctuations and other	412	49	275[1]	6	11	753
Balance as of December 31, 2005	**3,383**	**485**	**2,837**	**240**	**100**	**7,045**
Purchase accounting adjustments	–	–	–	–	–	–
Transfers	–	1	–	(1)	–	–
Goodwill acquired during the year	90	–	369	235	33	727
Impairment losses	–	–	–	–	(31)	(31)
Goodwill related to dispositions	–	–	(1)	(1)	–	(2)
Effects from exchange rate fluctuations and other	(321)	(38)	(218)	(3)	(15)[2]	(595)
Balance as of December 31, 2006	**3,152**	**448**	**2,987**	**470**	**87**	**7,144**

1 Includes € 27 million of reduction in goodwill related to a prior year's acquisition.
2 Includes € 13 million of reduction in goodwill related to prior years held for sale write-downs.

In 2006, the main additions to goodwill relate to the acquisitions of Tilney Group Limited, which contributed € 369 million, the acquisition of norisbank and the remaining 60 % of United Financial Group (UFG), which contributed € 230 million and € 85 million respectively.

In 2005, the main addition to goodwill was related to Bender Menkul Degerler A.S., which contributed € 20 million to goodwill. Dispositions in 2005 primarily related to the sale of a substantial part of the Group's UK- and Philadelphia-based Asset Management business.

Goodwill impairment arises when the net book value of a reporting unit exceeds its estimated fair value. The Group's reporting units are generally consistent with the Group's business segment level, or one level below. The Group performs its annual impairment review during the fourth quarter of each year. There was no goodwill impairment in 2006, 2005 and 2004 resulting from the annual impairment review.

In 2006, a goodwill impairment loss of € 31 million was recorded in the Corporate Investment Group Division relating to a private equity investment in Brazil, which was not integrated into the reporting unit. The impairment loss was triggered by changes in local law that restricted certain businesses. The fair value of the investment was determined based on the discounted cash flow method.

In 2005 and 2004 no impairment losses were recorded.

OTHER INTANGIBLE ASSETS, NET

An analysis of acquired other intangible assets follows.

			Dec 31, 2006			Dec 31, 2005
in € m.	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
Amortized intangible assets:						
Customer contracts	209	20	189	68	17	51
Investment management agreements	39	7	32	27	6	21
Mortgage servicing rights	93	37	56	93	25	68
Other customer-related	150	71	79	118	54	64
Other	42	16	26	19	11	8
Total amortized intangible assets	**533**	**151**	**382**	**325**	**113**	**212**
Unamortized intangible assets:						
Retail investment management agreements			877			978
Other			8			8
Total unamortized intangible assets			**885**			**986**
Total other intangible assets			**1,267**			**1,198**

For the years ended December 31, 2006 and 2005, the aggregate amortization expense for other intangible assets was € 49 million and € 46 million, respectively. The estimated aggregate amortization expense for each of the succeeding five fiscal years is as follows.

in € m.	
2007	59
2008	55
2009	47
2010	38
2011	34

For the year ended December 31, 2006, the Group acquired the following other intangible assets.

in € m.	Additions in current year	Weighted-average amortization period in years
Amortized intangible assets:		
Customer contracts	148	11
Other customer-related	41	7
Investment management agreements	15	3
Mortgage servicing rights	14	11
Other	27	7
Total other intangible assets	**245**	**10**

These additions are mainly due to the acquisition of Tilney Group Limited and norisbank, which contributed € 97 million and € 83 million, respectively.

Other intangible assets with a carrying value of € 6 million acquired during the year ended December 31, 2006 have an estimated residual value of € 6 million.

In 2006 and 2005 no impairment losses were recorded relating to other intangible assets. In 2004, an impairment loss of € 19 million relating to other intangible assets constituting investment management agreements was recorded in the Asset and Wealth Management Corporate Division following the termination of such agreements. The impairment loss was determined based on the discounted cash flow method and is included in the line item Goodwill impairment/impairment of intangibles on the Consolidated Statement of Income.

[13] ASSETS HELD FOR SALE

In 2006, the Group changed its plans to sell a subsidiary in the Corporate Investments segment because law changes in the subsidiary's country of domicile negatively impacted its business model. At December 31, 2005, the Group had held this subsidiary for sale and net assets were written down to the lower of their carrying value or fair value less cost to sell resulting in a loss of € 7 million.

In 2004, the Group signed several contracts to sell real estate in the Asset and Wealth Management and the Corporate Investments segments. The net assets were written down to the lower of their carrying value or fair value less cost to sell resulting in a loss of € 29 million.

[14] OTHER ASSETS AND OTHER LIABILITIES

The following are the components of other assets and other liabilities.

in € m.	Dec 31, 2006	Dec 31, 2005
Other assets:		
Brokerage and securities related receivables		
Cash/margin receivables	24,841	23,157
Receivables from prime brokerage	26,090	15,282
Pending securities transactions past settlement date	11,109	10,619
Security spot transactions[1]	–	117
Total brokerage and securities related receivables	62,040	49,175
Loans held for sale, net	36,723	25,453
Other assets related to insurance business	1,209	1,149
Due from customers on acceptances	342	93
Accrued interest receivable	6,015	5,000
Tax assets	6,504	5,903
Other	14,945	12,609
Total other assets	**127,778**	**99,382**

in € m.	Dec 31, 2006	Dec 31, 2005
Other liabilities:		
Brokerage and securities related payables		
Cash/margin payables	15,169	16,259
Payables from prime brokerage	29,134	16,898
Pending securities transactions past settlement date	8,347	9,371
Security spot transactions[1]	3,388	–
Total brokerage and securities related payables	56,038	42,528
Insurance policy claims and reserves	2,012	1,940
Acceptances outstanding	342	93
Accrued interest payable	6,129	4,684
Accrued expenses	9,732	9,584
Tax liabilities	7,031	7,215
Other	18,388	15,333
Total other liabilities	**99,672**	**81,377**

1 Receivables and payables from security spot transactions are shown net.

[15] DEPOSITS

The components of deposits are as follows.

in € m.	Dec 31, 2006	Dec 31, 2005
German offices:		
Noninterest-bearing demand deposits	23,882	22,642
Interest-bearing deposits		
Demand deposits	31,948	29,482
Certificates of deposit	71	266
Savings deposits	26,570	23,870
Other time deposits	43,037	37,894
Total interest-bearing deposits	101,626	91,512
Total deposits in German offices	**125,508**	**114,154**
Non-German offices:		
Noninterest-bearing demand deposits	6,505	7,363
Interest-bearing deposits		
Demand deposits	79,696	74,575
Certificates of deposit	45,459	39,069
Savings deposits	10,049	9,124
Other time deposits	141,565	136,502
Total interest-bearing deposits	276,769	259,270
Total deposits in non-German offices	**283,274**	**266,633**
Total deposits	**408,782**	**380,787**

Related party deposits amounted to € 1.7 billion and € 1.0 billion at December 31, 2006 and 2005, respectively.

The following table summarizes the maturities of time deposits with a remaining term of more than one year as of December 31, 2006.

By remaining maturities in € m.	Due in 2008	Due in 2009	Due in 2010	Due in 2011	Due after 2011
Certificates of deposit	2,409	2,115	87	709	1,184
Other time deposits	3,339	3,108	1,998	2,975	10,685

[16] OTHER SHORT-TERM BORROWINGS

Short-term borrowings are borrowed funds generally with an original maturity of one year or less. Components of other short-term borrowings include.

in € m.	Dec 31, 2006	Dec 31, 2005
Commercial paper	6,806	13,398
Other	12,987	7,151
Total	**19,793**	**20,549**

[17] LONG-TERM DEBT

The Group issues fixed and floating rate long-term debt denominated in various currencies, approximately half of which is denominated in euros.

The following table is a summary of the Group's long-term debt.

By remaining maturities in € m.	Due in 2007	Due in 2008	Due in 2009	Due in 2010	Due in 2011	Due after 2011	Dec 31, 2006 total	Dec 31, 2005 total
Senior debt:								
Bonds and notes:								
Fixed rate	10,290	6,607	10,332	7,391	7,602	18,612	60,834	54,898
Floating rate	7,288	6,460	7,485	4,329	8,086	22,255	55,903	41,785
Subordinated debt:								
Bonds and notes:								
Fixed rate	625	295	1,129	122	569	6,272	9,012	9,830
Floating rate	360	92	1,446	503	123	4,222	6,746	7,041
Total	**18,563**	**13,454**	**20,392**	**12,345**	**16,380**	**51,361**	**132,495**	**113,554**

Based on the contractual terms of the debt issues, the following table represents the range of interest rates payable on this debt for the periods specified.

	Dec 31, 2006	Dec 31, 2005
Senior debt:		
Bonds and notes:		
Fixed rate[1]	0.00 % – 31.72 %	0.00 % – 31.72 %
Floating rate[1]	0.00 % – 19.70 %	0.00 % – 29.99 %
Subordinated debt:		
Bonds and notes:		
Fixed rate	0.81 % – 10.00 %	0.81 % – 10.50 %
Floating rate	0.91 % – 8.06 %	0.91 % – 7.65 %

1 The lower and higher end of the range of interest rates relate to some transactions where the contractual rates are shown excluding the effect of embedded derivatives.

Fixed rate debt outstanding at December 31, 2006 matures at various dates through 2050. The weighted-average interest rates on fixed rate debt at December 31, 2006 and 2005 were 4.89 % and 4.70 %, respectively. Floating rate debt outstanding at December 31, 2006 matures at various dates through 2056 excluding € 2.8 billion with undefined maturities. The weighted-average interest rates on floating rate debt at December 31, 2006 and 2005 were 4.85 % and 3.93 %, respectively. The weighted-average interest rates for total long-term debt were 4.87 % and 4.38 % at December 31, 2006 and 2005, respectively. Nominal interest rates of certificates on various indices issued by Deutsche Bank are mainly zero and are excluded from the calculation of the weighted-average rates in order to reflect the rates on traditional long-term products. Interest rates on related derivatives are not included in the calculation of the weighted-average interest rates.

The Group enters into various transactions related to the debt it issues. This debt may be traded for market-making purposes or held for a period of time. Purchases of the debt are accounted for as extinguishments; however, the resulting net gains (losses) during 2006 and 2005 were insignificant.

[18] OBLIGATION TO PURCHASE COMMON SHARES

As of December 31, 2006 and 2005, the obligation to purchase common shares each amounted to €3.5 billion, respectively. The obligation represented forward purchase contracts covering approximately 58.6 million (2005: 62.4 million) Deutsche Bank common shares with a weighted-average strike price of €59.04 (2005: €56.23) entered into to satisfy obligations under employee share-based compensation awards. Contracts covering 21.8 million shares (2005: 10.2 million) mature in less than one year. The remaining contracts covering 36.8 million shares (2005: 52.2 million) have maturities between one and five years.

[19] MANDATORILY REDEEMABLE SHARES AND MINORITY INTERESTS IN LIMITED LIFE ENTITIES

Other liabilities included €47 million and €84 million, representing the settlement amount as of December 31, 2006 and 2005, respectively, for minority interests in limited life subsidiaries and mutual funds. These entities have termination dates between 2102 and 2106.

Included in long-term debt and short-term borrowings were €3,537 million related to mandatorily redeemable shares at December 31, 2005. These instruments were terminated in 2006.

[20] COMMON SHARES AND SHARE-BASED COMPENSATION PLANS

Deutsche Bank's share capital consists of common shares issued in registered form without par value. Under German law, they represent equal stakes in the subscribed capital. Thus, a "nominal" value can be derived from the total amount of share capital divided by the number of shares. Therefore, the shares have a nominal value of €2.56.

Common share activity was as follows.

Number of shares	2006	2005	2004
Common shares outstanding, beginning of year	**505,557,676**	**517,269,673**	**565,077,163**
Shares issued under employee benefit plans	10,232,739	10,681,024	–
Shares purchased for treasury	(429,180,424)	(623,689,715)	(536,383,830)
Shares sold or distributed from treasury	412,040,283	601,296,694	488,576,340
Common shares outstanding, end of year	**498,650,274**	**505,557,676**	**517,269,673**

Shares purchased for treasury consist of shares held for a period of time by the Group as well as any shares purchased with the intention of being resold in the short term. In addition, beginning in 2002, the Group launched share buy-back programs. Shares acquired under these programs are either deemed to be retired or used to meet obligations relating to share-based compensation. The second program was completed in June 2004 and resulted in the retirement of 38 million shares. The third and fourth buy-back programs were completed in April 2005 and June 2006, respectively, and 40 million shares were retired in January 2006. The fifth buy-back program was started in June 2006. All such transactions were recorded in shareholders' equity and no revenues and expenses were recorded in connection with these activities.

AUTHORIZED AND CONDITIONAL CAPITAL

Deutsche Bank's share capital may be increased by issuing new shares for cash and in some circumstances for noncash consideration. At December 31, 2006, Deutsche Bank had authorized but unissued capital of €426,000,000 which may be issued at various dates through April 30, 2009 as follows.

Authorized capital	Expiration date
€ 100,000,000	April 30, 2007
€ 128,000,000[1]	April 30, 2008
€ 198,000,000	April 30, 2009

1 Capital increase may be affected for noncash contributions with the intent of acquiring a company or holdings in companies.

Deutsche Bank also had conditional capital of € 171,255,255. Conditional capital is available for various instruments that may potentially be converted into common shares.

The Annual General Meeting on June 2, 2004 authorized the Management Board to issue once or more than once, bearer or registered participatory notes with bearer warrants and/or convertible participatory notes, bonds with warrants, and/or convertible bonds on or before April 30, 2009. For this purpose share capital was increased conditionally by up to € 150,000,000.

Under the DB Global Partnership Plan, € 51,200,000 of conditional capital was available for option rights available for grant until May 10, 2003 and € 64,000,000 for option rights available for grant until May 20, 2005. A total of 6,975,843 option rights were granted and not exercised at December 31, 2006. Therefore, capital can still be increased by € 17,858,158 under this plan. Also, the Management Board was authorized at the Annual General Meeting on May 17, 2001 to issue, with the consent of the Supervisory Board, up to 12,000,000 option rights on Deutsche Bank shares on or before December 31, 2003 of which 1,326,991 option rights were granted and not exercised at December 31, 2006 under the DB Global Share Plan (pre 2004). Therefore, capital still can be increased by € 3,397,097 under this plan. These plans are described below.

SHARE-BASED COMPENSATION

Effective January 1, 2006, the Group adopted SFAS 123(R) using the modified prospective application method. Under this method, SFAS 123(R) applies to new awards and to awards modified, repurchased or cancelled after the required effective date.

SFAS 123(R) replaces SFAS 123 and supersedes APB Opinion No. 25. The Group adopted the fair-value-based method under SFAS 123 prospectively for all employee awards granted, modified or settled after January 1, 2003, excluding those related to the 2002 performance year. Prior to this the Group applied the intrinsic-value-based provisions of APB Opinion No. 25. See Note [1] for a discussion on the Group's accounting for share-based compensation.

The Group's share-based compensation plans used for granting new awards in 2006 and 2007 are summarized in the table below. These plans, and those plans no longer used for granting new awards, are described in more detail below.

Plan name	Eligibility	Requisite service period[1]
Share-based compensation plans		
Restricted Equity Units Plan	Select executives	4.5 years
DB Global Partnership Plan		
DB Equity Units		
as bonus grants	Select executives	2 years
as retention grants	Select executives	3.5 years
DB Share Scheme		
as bonus grants	Select employees	3 years
as retention grants	Select employees	3 years
DB Global Share Plan (since 2004)	All employees	1 year
DB Equity Plan[2]	Select employees	4 years

1 Approximate period during which an employee is usually required to provide service in exchange for all portions of the award.
2 Used for grants starting 2007, estimate of requisite service period based on grants in February 2007.

SHARE-BASED COMPENSATION PLANS USED FOR GRANTING NEW AWARDS IN 2006 AND 2007

RESTRICTED EQUITY UNITS PLAN

Under the Restricted Equity Units Plan, the Group grants various employees deferred share awards as retention incentive which provides the right to receive common shares of the Group at specified future dates. The expense related to Restricted Equity Units awarded is recognized on a straight-line basis over the requisite service period, which is generally four to five years.

The Group also grants to the same group of employees exceptional awards as a component of the Restricted Equity Units as an additional retention incentive that is forfeited if the participant terminates employment prior to the end of the vesting period. Compensation expense for these awards is recognized on a straight-line basis over the requisite service period.

With the adoption of SFAS 123(R), the Group accelerates the expense recognition for REU awards granted in 2006 in those cases where the award recipient is, or becomes, eligible for early retirement according to the defined criteria of the plan.

DB GLOBAL PARTNERSHIP PLAN – EQUITY UNITS

DB Equity Units are deferred share awards, each of which entitles the holder to one of the Group's common shares approximately three and a half years from the date of the grant. For award years up to and including 2005, the Group awarded initial awards of DB Equity Units in relation to annual bonuses that were forfeited if a participant terminates employment under certain circumstances within the first two years following the grant. Compensation expense for these awards was recognized in the applicable performance year as part of compensation expense for that year.

From 2006, all initial awards of DB Equity Units granted are amortized over the requisite service period in accordance with the requirements of SFAS 123(R). Recipients of these DB Equity Units are also granted exceptional awards of DB Equity Units as retention incentive that is forfeited if the participant terminates employment prior to the end of the vesting period. Compensation expense for these awards is recognized on a straight-line basis over the vesting period, which is approximately three and a half years.

DB SHARE SCHEME

Under the DB Share Scheme, the Group grants various employees deferred share awards which provide the right to receive common shares of the Group at a specified future date. Compensation expense for awards granted in relation to annual bonuses was recognized in the applicable performance year as part of compensation earned for that year until performance year 2004.

From performance years 2005 and onwards, awards under this plan are granted as *retention incentive* only. Awards granted as retention incentive are expensed on a straight-line basis over the vesting period, which is generally three years. The award vests either in multiple tranches (graded vesting) or on a specific date (cliff vesting).

With the adoption of SFAS 123(R), in cases where a DB Share Scheme award granted after January 1, 2006 has a graded vesting schedule, each vesting portion is amortized separately on a straight line-basis over the requisite service period.

DB GLOBAL SHARE PLAN (SINCE 2004)

The DB Global Share Plan is an all-employee program which awards eligible employees ten shares of the Group's common shares as part of their annual compensation. A participant must have been working for the Group for at least one year and have had an active employment contract in order to participate. The number of shares granted to part-time employees and those in various categories of extended leave was on a pro rata basis. Compensation expense related to the DB Global Share Plan is recognized on a straight line basis over the requisite service period of one year from the date of grant. Awards vest on November 1 of the year following the grant and are forfeited if the participant terminates employment prior to vesting.

DB EQUITY PLAN

The DB Equity Plan is a scheme established in 2007, which awards eligible employees the right to receive common shares of the Group at specified future dates. The expense related to the DB Equity Plan is recognized on a straight-line basis over the requisite service period. The award vests either in multiple tranches (graded vesting) or at one date (cliff vesting). In cases where the award has a graded vesting schedule, each vesting portion is amortized separately on a straight line-basis over the requisite service period.

Plan rules for the DB Equity Plan allow in specified cases for early retirement before the award vests. Expense recognition is accelerated for awards granted to staff who are or become eligible for early retirement according to the defined criteria of the plan.

In countries where legal or practical restrictions hinder the delivery of shares, a cash plan variant of the DB Equity Plan is used for making awards. This variant mandates a settlement by a payment of an amount per notional share equaling the average Deutsche Bank share price on the first ten trading days of the month in which the vesting date occurs. Compensation expense for these grants is calculated using variable plan accounting.

SHARE-BASED COMPENSATION PLANS NO LONGER USED FOR GRANTING NEW AWARDS

DB KEY EMPLOYEE EQUITY PLAN

Under the DB Key Employee Equity Plan ("DB KEEP"), the Group granted selected executives deferred share awards which provide the right to receive common shares of the Group at a specified future date. The awards were granted as retention incentive to various employees and are expensed on a straight-line basis over the requisite service period as compensation expense. The vesting period is generally five years.

DB GLOBAL SHARE PLAN (PRE 2004)

SHARE PURCHASES. In 2003 and 2002, eligible employees could purchase up to 20 shares and eligible retirees could purchase up to 10 shares of the Group's common shares. German employees and retirees were eligible to purchase these shares at a discount. The participant received all dividend rights for the shares purchased. At the date of purchase, the Group recognized as compensation expense the difference between the quoted market price of a common share at that date and the price paid by the participant.

PERFORMANCE OPTIONS. In 2003 and 2002, employee participants received for each common share purchased five options. Each option entitled the participant to purchase one of the Group's common shares. Options vest approximately two years after the date of grant and expire after six years. Options may be exercised at a strike price equal to 120 % of the reference price. The reference price was set at the higher of the fair market value of the Group's common shares on the date of grant or an average of the fair market value of the Group's common shares for the ten trading days on the Frankfurt Stock Exchange up to and including the date of grant.

Generally, a participant must have been working for the Group for at least one year and have had an active employment contract in order to participate. Options are forfeited upon termination of employment. Participants who retire or become permanently disabled prior to vesting may still exercise their rights during the exercise period.

Compensation expense for options awarded for the 2003 performance year is recognized over the vesting period in accordance with the fair-value-based method.

DB GLOBAL PARTNERSHIP PLAN – PERFORMANCE OPTIONS AND PARTNERSHIP APPRECIATION RIGHTS

PERFORMANCE OPTIONS. Performance options are rights to purchase the Group's common shares. Performance Options were granted with an exercise price equal to 120 % of the reference price. The reference price is set at the higher of the fair market value of the Group's common shares on the date of grant or an average of the fair market value of the Group's common shares for the ten trading days on the Frankfurt Stock Exchange up to and including the date of the grant.

Performance Options are subject to a minimum vesting period of two years. In general, one-third of the options become exercisable at each of the second, third and fourth anniversaries of the grant date. However, if the Group's common shares trade at more than 130 % of the reference price for 35 consecutive trading days, the Performance Options become exercisable on the later of the end of the 35-day trading period or the second anniversary of the award date. This condition was fulfilled for the Performance Options granted in February 2003 for the 2002 performance year, and all these options became exercisable in February 2005. The condition was also fulfilled for the Performance Options granted in February 2004 for the 2003 performance year and the unvested two-thirds of this award became exercisable in March 2006.

Under certain circumstances, if a participant terminates employment prior to the vesting date, Performance Option awards will be forfeited. All options not previously exercised or forfeited expire on the sixth anniversary of the grant date.

There were no options awarded for the 2006, 2005 or 2004 performance years. Compensation expense for options awarded for the 2003 performance year was recognized in 2003 in accordance with the fair-value based method.

PARTNERSHIP APPRECIATION RIGHTS. Partnership Appreciation Rights ("PARs") are rights to receive a cash award in an amount equal to 20 % of the reference price for Performance Options described above. The vesting of PARs occurs at the same time and to the same extent as the vesting of Performance Options. PARs are automatically exercised at the same time and in the same proportion as the exercise of the Performance Options.

There were no PARs awarded for the 2006, 2005 or 2004 performance year. No compensation expense was recognized for the year ended December 31, 2003 as the PARs represent a right to a cash award only with the exercise of Performance Options. This effectively reduces the exercise price of any Performance Option exercised to the reference price described above and is factored into the calculation of the fair value of the option.

STOCK APPRECIATION RIGHTS PLANS

The Group has granted stock appreciation rights plans ("SARs") which provide eligible employees of the Group the right to receive cash equal to the appreciation of the Group's common shares over an established strike price. The stock appreciation rights granted can be exercised approximately three years from the date of grant. Stock appreciation rights expire approximately six years from the date of grant.

Compensation expense on SARs, calculated as the excess of the current market price of the Group's common shares over the strike price, is recorded using variable plan accounting. The expense related to a portion of the awards was recognized in the performance year if it relates to annual bonuses earned as part of compensation, while remaining awards were expensed over the vesting periods.

OTHER PLANS

The Group has other local share-based compensation plans, none of which, individually or in the aggregate, are material to the consolidated financial statements.

COMPENSATION EXPENSE

Expense related to share awards is recognized on a straight line basis over the requisite service period. The service period usually begins on the grant date of the award and ends when the award is no longer subject to plan-specific forfeiture provisions. Awards are forfeited if a participant terminates employment under certain circumstances. The accrual is based on the number of instruments expected to vest. A further description of the underlying accounting principles can be found in Note [1] to the consolidated financial statements.

The Group recognized compensation expense related to its significant share-based compensation plans, described above, as follows.

in € m.	2006	2005	2004
DB Global Partnership Plan[1]	5	3	11
DB Global Share Plan	43	40	15
DB Share Scheme/Restricted Equity Units Plan/DB KEEP	973	875	997
Stock Appreciation Rights Plans[2]	19	31	81
Total	**1,040**	**949**	**1,104**

1 Compensation expense for the year ended December 31, 2004 included € 6.6 million related to DB Equity Units granted in February 2005. No amounts were expensed in 2005 in relation to DB Equity units granted in February 2006.

2 For the years ended December 31, 2006, 2005 and 2004, net (gains) losses of € (73) million, € (138) million and € 81 million, respectively, from non-trading equity derivatives, used to offset fluctuations in employee share-based compensation expense, were included.

The related total recognized tax benefit for the years ended December 31, 2006, 2005 and 2004 was approximately € 392 million, € 354 million and € 420 million, respectively.

As of December 31, 2006, unrecognized compensation cost related to non-vested share-based compensation was € 1.2 billion, which is expected to be recognized over an average period of approximately 1 year 8 months.

The following is a summary of the activity in the Group's current compensation plans involving share and option awards for the years ended December 31, 2006, 2005 and 2004.

			DB Global Partnership Plan	
in thousands of units (except per share data and exercise prices)	DB Equity Units	Weighted-average grant date fair value per unit	Performance Options[1]	Weighted-average exercise price[2]
Balance at December 31, 2003	**527**	**€ 66.58**	**25,889**	**€ 66.60**
Granted	127	€ 58.11	115	€ 76.61
Issued	(324)	€ 74.97	–	–
Forfeited	–	–	(152)	€ 89.96
Balance at December 31, 2004	**330**	**€ 55.06**	**25,852**	**€ 66.51**
Granted	139	€ 59.68	–	–
Issued	(179)	€ 55.68	–	–
Exercised	–	–	(9,679)	€ 47.53
Forfeited	–	–	(68)	€ 89.96
Balance at December 31, 2005	**290**	**€ 56.89**	**16,105**	**€ 77.82**
Granted	93	€ 78.90	–	–
Issued	(24)	€ 34.65	–	–
Exercised	–	–	(9,105)	€ 79.21
Forfeited	–	–	(24)	€ 89.96
Balance at December 31, 2006	**359**	**€ 64.12**	**6,976**	**€ 75.96**
Weighted-average remaining contractual life at:				
December 31, 2006			1 year 5 months	
December 31, 2005			2 years 4 months	
December 31, 2004			3 years 7 months	

1 All DB Global Partnership Performance Options are exercisable as of December 31, 2006.

2 The weighted-average exercise price does not include the effect of the Partnership Appreciation Rights for the DB Global Partnership Plan.

Under the DB Global Partnership Plan approximately 73,000 DB Equity Units were granted as Initial Award and 18,000 as Exceptional Award in February 2007. The weighted-average grant date fair value per DB Equity Unit granted was € 93.56.

The following is a summary of the activity in the Group's compensation plans involving share awards (DB Share Scheme, DB Key Employee Equity Plan, Restricted Equity Units Plan and DB Global Share Plan (since 2004)) for the years ended December 31, 2006, 2005 and 2004. Expense for these awards is recognized over the requisite service period.

in thousands of units (except per share data)	DB Share Scheme/ DB KEEP/REU	Global Share Plan (since 2004)	Total	Weighted-average grant date fair value per unit
Balance at December 31, 2003	**43,921**	**–**	**43,921**	**€ 48.21**
Granted	24,017	594	24,611	€ 58.03
Issued	(7,770)	–	(7,770)	€ 64.13
Forfeited	(3,322)	–	(3,322)	€ 49.61
Balance at December 31, 2004	**56,846**	**594**	**57,440**	**€ 50.19**
Granted	17,542	534	18,076	€ 60.31
Issued	(5,959)	(551)	(6,510)	€ 59.25
Forfeited	(3,477)	(43)	(3,520)	€ 52.40
Balance at December 31, 2005	**64,952**	**534**	**65,486**	**€ 51.96**
Granted	13,801	555	14,356	€ 76.15
Issued	(14,792)	(524)	(15,316)	€ 68.24
Forfeited	(2,357)	(10)	(2,367)	€ 54.43
Balance at December 31, 2006	**61,604**	**555**	**62,159**	**€ 53.44**

In addition to the amounts shown in the table above, in February 2007 the Group granted awards of approximately 10.6 million units under the DB Equity Plan with an average fair value of €95.87 per unit. Of the 10.6 million units, approximately 0.2 million were granted under the cash plan variant of this plan.

The following is a summary of the Group's Stock Appreciation Rights Plans and DB Global Share Plan (pre 2004) for the years ended December 31, 2006, 2005 and 2004.

	Stock Appreciation Rights Plans		DB Global Share Plan (pre 2004)		
in thousands of units (except for strike and exercise prices)	Units[1]	Weighted-average strike price	Shares	Performance Options[2]	Weighted-average exercise price
Balance at December 31, 2003	**16,171**	**€ 69.26**	**N/A**	**3,845**	**€ 65.54**
Exercised	(387)	€ 68.08	–	–	–
Forfeited	–	–	–	(260)	€ 64.02
Expired	(451)	€ 65.97	–	–	–
Balance at December 31, 2004	**15,333**	**€ 69.39**	**N/A**	**3,585**	**€ 65.64**
Exercised	(7,911)	€ 69.02	–	(1,002)	€ 55.39
Forfeited	(7)	€ 63.66	–	(73)	€ 64.13
Expired	(308)	€ 69.88	–	–	–
Balance at December 31, 2005	**7,107**	**€ 69.79**	**N/A**	**2,510**	**€ 69.77**
Exercised	(6,706)	€ 69.48	–	(1,128)	€ 70.33
Forfeited	–	–	–	(55)	€ 74.13
Expired	–	–	–	–	–
Balance at December 31, 2006	**401**	**€ 74.83**	**N/A**	**1,327**	**€ 69.11**
Weighted-average remaining contractual life at:					
December 31, 2006		1 month			2 years 5 months
December 31, 2005		1 year			3 years 6 months
December 31, 2004		2 year			4 years 4 months

N/A – Not applicable. Participant received all rights for shares purchased under the DB Global Share Plan.

1 The total payments made upon exercise for the year ended December 31, 2006, 2005 and 2004 were approximately € 169 million, € 68 million and € 1 million.

2 All DB Global Share Performance Options are exercisable as of December 31, 2006.

The total intrinsic value of all options awarded under the DB Global Partnership Plan (not including the effect of the Partnership Appreciation Rights (PARs)) and the DB Global Share Plan (pre 2004) that were exercised during the years ended December 31, 2006 and 2005 was approximately € 138 million and € 198 million, respectively. No exercises occurred during the year ended December 31, 2004. The aggregate intrinsic value of outstanding options under these plans as of December 31, 2006 was € 220 million.

Settlement of PARs led to payments of approximately € 120 million in the year ended December 31, 2006, and of approximately € 77 million in the year ended December 31, 2005. No settlements occurred in 2004.

The amount of cash received from exercise of options during the year ended December 31, 2006 was € 800 million, and approximately 10.2 million shares have been issued upon exercise of these options.

The tax benefits realized from Performance Option exercises (including PARs) during the year ended December 31, 2006 was approximately € 51 million. The tax benefits realized in the same period from delivery of shares under the DB Global Share Plan (since 2004), the DB Share Scheme (including Restricted Equity Units Plan and DB KEEP) and the DB Global Partnership Plan for the settlement of Equity Units was approximately € 39 million.

FUNDING PRINCIPLES

Equity-based compensation programs are funded through shares that have previously been bought back in the market as well as through newly issued shares. Share-based compensation plans, where employees have the right to receive common shares of the Group at specified future dates, are covered by shares that have been bought back under the scope of the Bank's share buy-back programs, done typically prior to the award date. For most of the share-based compensation plans, these previously repurchased treasury shares are delivered into economic hedges at the award date, with the delivery to eligible employees taking place at the end of the vesting period. In contrast to share awards, exercised employee stock options are covered by issuing new shares using conditional capital.

[21] ASSET RESTRICTIONS AND DIVIDENDS

The European Central Bank sets minimum reserve requirements for institutions that engage in the customer deposit and lending business. These minimum reserves must equal a certain percentage of the institutions' liabilities resulting from certain deposits, and the issuance of bonds. Liabilities to European Monetary Union national central banks and to other European Monetary Union banking institutions that are themselves subject to the minimum reserve requirements are not included in this calculation. Since January 1, 1999, the European Central Bank has set the minimum reserve rate at 2 %. For deposits with a term to maturity or a notice period of more than two years, bonds with a term to maturity of more than two years and repurchase transactions, the minimum reserve rate has been set at 0 %. Each institution is required to deposit its minimum reserve with the national central bank of its home country.

Cash and due from banks includes reserve balances that the Group is required to maintain with certain central banks. These required reserves were € 320 million and € 442 million at December 31, 2006 and 2005, respectively.

Under German law, dividends are based on the results of Deutsche Bank AG as prepared in accordance with German accounting rules. The Management Board, which prepares the annual financial statements of Deutsche Bank AG on an unconsolidated basis, and the Supervisory Board, which reviews them, first allocate part of Deutsche Bank's annual surplus (if any) to the statutory reserves and to any losses carried forward, as it is legally required to do. For own shares (i.e., treasury shares) a reserve in the amount of their value recorded on the asset side must be set up from the annual surplus or from other revenue reserves. Then they allocate the remainder between other revenue reserves (or retained earnings) and balance sheet profit (or distributable profit). They may allocate up to one-half of this remainder to other revenue reserves, and must allocate at least one-half to balance sheet profit. The Group then distributes the amount of the balance sheet profit of Deutsche Bank AG if the Annual General Meeting resolves so.

Certain other subsidiaries are subject to various regulatory and other restrictions that may limit cash dividends and certain advances to Deutsche Bank.

[22] REGULATORY CAPITAL

The regulatory capital adequacy guidelines applicable to the Group are set forth by the Basel Committee on Banking Supervision, the secretariat of which is provided by the Bank for International Settlements ("BIS"), and by European Council directives, as implemented into German law. The German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, referred to as BaFin) in cooperation with the Deutsche Bundesbank supervises the Group's compliance with such guidelines. Effective December 31, 2001 the BaFin permitted the Group to calculate its BIS capital adequacy ratios on the basis of the consolidated financial statements prepared in accordance with U.S. GAAP.

The BIS capital ratio is the principal measure of capital adequacy for internationally active banks. This ratio compares a bank's regulatory capital with its counterparty risks and market price risks (which the Group refers to collectively as the "risk position"). Counterparty risk is measured for asset and off-balance sheet exposures according to broad categories of relative credit risk. The Group's market risk component is a multiple of its value-at-risk figure, which is calculated for regulatory purposes based on the Group's internal models. These models were approved by the BaFin for use in determining the Group's market risk equivalent component of its risk position. A bank's regulatory capital is divided into three tiers (core or Tier I capital, supplementary or Tier II capital, and Tier III capital). Core or Tier I capital consists primarily of share capital (except for cumulative preference shares), additional paid-in capital, retained earnings and hybrid capital components, such as noncumulative trust preferred securities and equity contributed on silent partnership interests (stille Beteiligungen), less intangible assets (principally goodwill) and the impact from the tax law changes (as described below). Supplementary or Tier II capital consists primarily of cumulative preference shares, profit participation rights (Genussrechte), cumulative trust preferred securities, long-term subordinated debt, unrealized gains on listed securities and other inherent loss allowance. Tier III capital consists mainly of certain short-term subordinated liabilities and it may only cover market price risk. Banks may also use Tier I and Tier II capital that is in excess of the minimum required to cover counterparty risk (excess Tier I and Tier II capital) in order to cover market price risk. The minimum BIS total capital ratio (Tier I + Tier II + Tier III) is 8 % of the risk position. The minimum BIS core capital ratio (Tier I) is 4 % of the risk-weighted positions and 2.29 % of the market risk equivalent. The minimum core capital ratio for the total risk position therefore depends on the weighted-average of risk-weighted positions and market risk equivalent. Under BIS guidelines, the amount of subordinated debt that may be included as Tier II capital is limited to 50 % of Tier I capital. Total Tier II capital is limited to 100 % of Tier I capital. Tier III capital is limited to 250 % of the Tier I capital not required to cover counterparty risk.

The effect of the 1999/ 2000 German Tax Reform Legislation on securities available for sale is treated differently for the regulatory capital calculation and financial accounting. For financial accounting purposes, deferred tax provisions for unrealized gains on securities available for sale are recorded directly to other comprehensive income whereas the adjustment to the related deferred tax liabilities for a change in expected effective income tax rates is recorded as an adjustment of income tax expense in current period earnings. The positive impact from the above on retained earnings of the Group from the two important German tax law changes in 1999 and 2000 amounts to approximately € 2.1 billion for both December 31, 2006 and 2005. For the purpose of calculating the regulatory capital, unrealized gains on securities available for sale (including the aforementioned positive impacts from the tax law changes on retained earnings) are excluded from Tier I capital.

The following table presents a summary of the Group's capital adequacy calculation as of December 31, 2006 and December 31, 2005.

in € m. (except percentages)	Dec 31, 2006	Dec 31, 2005
Risk-weighted positions	264,049	240,696
Market risk equivalent[1]	11,588	10,506
Risk position	**275,637**	**251,202**
Core capital (Tier I)	24,498	21,898
Supplementary capital (Tier II)	10,825	11,988
Available Tier III capital	–	–
Total regulatory capital	**35,323**	**33,886**
Core capital ratio (Tier I)	8.9 %	8.7 %
Capital ratio (Tier I + II + III)	12.8 %	13.5 %

1 A multiple of the Group's value-at-risk, calculated with a probability level of 99 % and a ten-day holding period.

BIS rules and the German Banking Act require the Group to cover its market price risk as of December 31, 2006, with € 927 million of regulatory capital (Tier I + II + III). The Group met this requirement entirely with Tier I and Tier II capital.

The Group's supplementary capital (Tier II) of € 10.8 billion on December 31, 2006, amounted to 44 % of core capital.

The Group's capital ratio was 12.8 % on December 31, 2006, significantly higher than the 8 % minimum required by the BIS guidelines.

Failure to meet minimum capital requirements can initiate certain orders, and possibly additional discretionary actions by the BaFin and other regulators, that, if undertaken, could have a direct material effect on the Group's businesses.

The components of core and supplementary capital for the Group of companies consolidated for regulatory purposes are as follows at December 31, 2006, according to BIS.

Core capital (in € m.)	Dec 31, 2006
Common shares	1,343
Additional paid-in capital	14,424
Retained earnings, common shares in treasury, equity classified as obligation to purchase common shares, adjustment to apply initially SFAS 158, foreign currency translation	16,471
Minority interests	903
Noncumulative trust preferred securities	4,496
Items deducted (principally goodwill and tax effect of available for sale securities)	(13,139)
Total core capital	**24,498**

Supplementary capital (in € m.)	Dec 31, 2006
Unrealized gains on listed securities (45 % eligible)	1,262
Other inherent loss allowance	387
Cumulative preferred securities	759
Subordinated liabilities, if eligible according to BIS	8,417
Total supplementary capital	**10,825**

The group of companies consolidated for regulatory purposes includes all subsidiaries in the meaning of the German Banking Act that are classified as credit institutions, financial services institutions and financial enterprises or bank services enterprises. It does not include insurance companies or companies outside the finance sector.

[23] INTEREST REVENUES AND INTEREST EXPENSE

The following are the components of interest revenues and interest expense.

in € m.	2006	2005	2004
Interest revenues:			
Interest-earning deposits with banks	1,363	987	797
Central bank funds sold and securities purchased under resale agreements	11,349	9,884	4,647
Securities borrowed	6,888	4,442	1,668
Interest income on securities available for sale and other investments	787	602	509
Dividend income on securities available for sale and other investments	206	264	300
Loans	8,601	6,909	6,896
Trading assets	22,784	17,048	12,596
Other	3,239	1,572	610
Total interest revenues	**55,217**	**41,708**	**28,023**
Interest expense:			
Interest-bearing deposits			
Domestic	2,649	1,994	1,953
Foreign	12,754	8,268	5,174
Trading liabilities	10,128	8,179	6,866
Central bank funds purchased and securities sold under repurchase agreements	16,306	11,785	4,627
Securities loaned	798	929	556
Other short-term borrowings	1,129	1,023	467
Long-term debt	4,534	3,529	3,198
Total interest expense	**48,298**	**35,707**	**22,841**
Net interest revenues	**6,919**	**6,001**	**5,182**

[24] PENSION AND OTHER EMPLOYEE BENEFIT PLANS

The Group provides retirement arrangements covering the majority of its employees. The majority of beneficiaries of the retirement arrangements are located in Germany. The value of a participant's accrued pension benefit is based primarily on each employee's remuneration and length of service.

The Group's plans are generally funded.

The following amounts were contributed to the plan assets of the funded defined benefit pension plans.

	Contributions	
in € m.	**2006**	**2005**
Germany/Luxembourg	156	200
United Kingdom	106	202
United States	69	97
Others	23	22
Total	**354**	**521**

The Group expects to contribute approximately € 300 million to its defined benefit pension plans in 2007. It is the Group's policy to fund fully the projected benefit obligation of funded plans with plan assets subject to meeting any local statutory requirements. Therefore, the final amounts to be contributed in 2007 will be determined in the fourth quarter of 2007.

The Group also sponsors a number of defined contribution plans covering employees of certain subsidiaries. The assets of all the Group's defined contribution plans are held in independently administered funds. Contributions are generally determined as a percentage of salary.

In addition, the Group's affiliates maintain unfunded contributory postretirement medical plans for a number of retired employees who are mainly located in the United States. These plans pay stated percentages of eligible medical and dental expenses of retirees after a stated deductible has been met. The Group funds these plans on a cash basis as benefits are due.

In 2005, the Group has adopted a December 31 measurement date for all plans, whereas for 2004 the plans in the UK and U.S. used an early measurement date of September 30. The change in measurement date did not have a material impact on the 2005 consolidated results.

All plans are valued using the projected unit credit method. The recognition of actuarial gains and losses is applied by using the 10 % "corridor" approach.

The following table provides a reconciliation of the changes in the projected benefit obligation and fair value of assets of the Group's plans over the two-year period ended December 31, 2006 and a statement of the funded status as of December 31 for each year.

	Defined benefit pension plans		Postretirement medical plans	
in € m.	2006	2005	2006	2005
Change in benefit obligation:				
Benefit obligation at beginning of year	9,221	7,592	191	138
Service cost	319	265	5	6
Interest cost	395	391	10	9
Plan amendments	(3)	(54)	–	–
Acquisitions/divestitures	36	–	–	–
Actuarial loss (gain)	(489)	1,148	(35)	28
Benefits paid	(386)	(355)	(9)	(11)
Curtailment/settlement/other[1]	76	60	3	–
Foreign currency exchange rate changes	(51)	174	(18)	21
Benefit obligation at end of year	**9,118**	**9,221**	**147**	**191**
Change in plan assets:				
Fair value of plan assets at beginning of year	9,323	7,643	–	–
Expected return on plan assets	413	391	–	–
Difference between actual and expected return	(371)	928	–	–
Employer contributions	354	521	–	–
Acquisitions/divestitures	35	–	–	–
Benefits paid[2]	(338)	(334)	–	–
Curtailment/settlement/other[1]	75	2	–	–
Foreign currency exchange rate changes	(44)	172	–	–
Fair value of plan assets at end of year	**9,447**	**9,323**	**–**	**–**
Funded status:	**329**	**102**	**(147)**	**(191)**
Unrecognized net actuarial loss (gain)	N/A	1,058	N/A	40
Unrecognized prior service cost (benefit)	N/A	(60)	N/A	6
Net amount recognized at end of year	**N/A**	**1,100**	**N/A**	**(145)**

N/A – Not applicable

1 Includes beginning balance of first time application of smaller schemes.

2 For funded schemes only.

The Group's primary investment objective is to limit its exposure to large swings in the funded status of the defined benefit pension plans. As a consequence, the actuarial loss (gain) in respect of the benefit obligation was largely offset by gains (losses) from the plan assets.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans" ("SFAS 158") which requires an employer to recognize the overfunded or underfunded status of a plan as an asset or liability in its consolidated balance sheet. Under SFAS 158, actuarial gains and losses and prior service costs or credits that have not yet been recognized through earnings as net periodic benefit cost will be recognized in other comprehensive income, net of tax, until they are amortized as a component of net periodic benefit cost by applying the corridor approach.

The following table shows the incremental effect of applying SFAS 158 on individual line items in the Consolidated Balance Sheet as of December 31, 2006.

	Defined benefit pension plans				Postretirement medical plans		
in € m.	Before application of SFAS 158	SFAS 158 adoption adjustments – AML	SFAS 158 adoption adjustments – unrecognized actuarial gain (loss) and prior service benefit (cost)	After application of SFAS 158	Before application of SFAS 158	SFAS 158 adoption adjustments – unrecognized actuarial gain (loss) and prior service benefit (cost)	After application of SFAS 158
Prepaid pension asset	1,277	–	(754)	523	–	–	–
Pension liability	(151)	–	(43)	(194)	(145)	(2)	(147)
AML	7	(7)[1]	–	–	–	–	–
AOCI, pre-tax	(7)	7[1]	(797)	(797)	–	(2)	(2)
Deferred income tax asset/(liability)	3	(3)[1]	249	249	–	1	1
AOCI, net of tax	(4)	4[1]	(548)	(548)	–	(1)	(1)

AML = Additional Minimum Liability

1 Upon the adoption of SFAS 158 at December 31, 2006, it is no longer required to recognize an AML. Therefore amounts represent the elimination of the AML that had been required prior to adopting SFAS 158.

The amounts recognized in Accumulated other comprehensive income, before taxes as of December 31, 2006 are as follows:

in € m.	Defined benefit pension plans	Postretirement medical plans
Actuarial losses (gains)	856	(2)
Prior service costs (benefits)	(59)	4
Total	**797**	**2**

The amounts in Accumulated other comprehensive income expected to be amortized as components of net periodic benefit cost in 2007 are as follows:

in € m.	Defined benefit pension plans	Postretirement medical plans
Actuarial losses (gains)	67	–
Prior service costs (benefits)	(6)	2
Total	**61**	**2**

The accumulated benefit obligation for all defined benefit pension plans was € 8.6 billion at both December 31, 2006 and 2005.

The following table shows the information for funded defined benefit pension plans with an accumulated benefit obligation in excess of the fair value of plan assets.

in € m.	Dec 31, 2006	Dec 31, 2005
Projected benefit obligation	33	122
Accumulated benefit obligation	28	106
Fair value of plan assets	18	68

The information for funded defined benefit pension plans with a projected benefit obligation in excess of the fair value of plan assets is shown in the following table.

in € m.	Dec 31, 2006	Dec 31, 2005
Projected benefit obligation	952	339
Accumulated benefit obligation	926	292
Fair value of plan assets	924	267

The accumulated postretirement benefit obligation exceeds plan assets for all of the company's postretirement medical plans because they are unfunded.

The weighted-average asset allocation of the Group's defined benefit pension plans by asset category at December 31, 2006 and 2005, as well as the target allocation for December 31, 2007, are as follows.

	Target allocation	Percentage of plan assets	
	Dec 31, 2007	Dec 31, 2006	Dec 31, 2005
Asset category:			
Equity securities	5 %	10 %	17 %
Debt securities (including Cash)	90 %	87 %	78 %[1]
Alternative Investments (including Real Estate)	5 %	3 %	5 %
Total	**100 %**	**100 %**	**100 %**

1 In 2005, the portion of cash (7 %) was included in the asset category "Real Estate and other".

The asset allocation is reviewed regularly, and, as part of the review of the investment strategy in 2006, the target equity allocation was reduced further.

Plan assets as of December 31, 2006 include derivative transactions with the Group and other counterparties with a negative market value of € 117 million. In addition, there are € 33 million of securities issued by the Group included in the plan assets.

The table below reflects the benefits expected to be paid in each of the next five fiscal years, and in the aggregate for the five fiscal years thereafter. The amounts include benefits attributable to estimated future employee service.

in € m.	Defined benefit pension plans	Postretirement medical plans[1]
2007	344	10
2008	343	10
2009	360	11
2010	376	11
2011	401	11
2012 – 2016	2,359	86

1 Net of expected reimbursements from Medicare for prescription drug benefits of approximately € 2 million each year from 2007 until 2011, and € 14 million from 2012 through 2016.

Benefit expense recognized in the consolidated statement of income for the years ended December 31, 2006, 2005 and 2004, included the following components.

	Pension plans			Postretirement medical plans		
in € m.	2006	2005	2004	2006	2005	2004
Service cost[1]	319	265	244	5	6	7
Interest cost	395	391	384	10	9	9
Expected return on plan assets	(413)	(391)	(388)	–	–	–
Amortization of prior service cost (credit)	(6)	–	–	2	–	–
Actuarial loss (gain) recognized	67	40	61	3	1	–
Settlement/curtailment	(5)	(4)	5	–	–	–
Amortization of unrecognized transition obligation (asset)	–	–	17	–	–	–
Total defined benefit plans	**357**	**301**	**323**	**20**	**16**	**16**
Defined contribution plans	165	138	151	–	–	–
Net periodic benefit expense	**522**	**439**	**474**	**20**	**16**	**16**

1 Service cost for defined benefit pension plans is inclusive of prior service cost recognized immediately mainly in respect of severance and early retirement agreements in Germany (2006: € 35 million; 2005: € 13 million; 2004: nil)

The following actuarial assumptions are based on weighted-averages which reflect the local economic conditions for each country.

	Defined benefit pension plans			Postretirement medical plans		
	2006	2005	2004	2006	2005	2004
Discount rate in determining expense	4.3 %	5.0 %	5.5 %	5.4 %	5.7 %	5.9 %
Discount rate in determining benefit obligations at year-end	4.8 %	4.3 %	5.0 %	5.8 %	5.4 %	5.7 %
Rate of increase in future compensation levels for determining expense	3.3 %	3.3 %	3.3 %	N/A	N/A	N/A
Rate of increase in future compensation levels for determining benefit obligations at year-end	3.2 %	3.3 %	3.3 %	N/A	N/A	N/A
Expected long-term rate of return on assets for determining income[1]	4.4 %	5.0 %	5.6 %	N/A	N/A	N/A

N/A – Not applicable

1 The expected long-term rate of return on assets for determining income in 2007 is 4.6 %.

The discount rate in the Eurozone, the UK and the U.S. is determined by reference to a hypothetical portfolio of AA-rated corporate bonds for which the timing and amount of cash outflows approximates the estimated payouts of the plan at different future dates (the "yield curve"). For other countries the discount rate is based on yields to maturity of AA-rated corporate bond indices of the same currency and similar duration of the liability, and representing sufficient depth of market to be a reliable indicator. Benchmark government bonds are used for countries where sufficient depth of AA-corporate bond markets is not available. In cases of significant differences between the published bond duration and the calculated duration of the obligation, an adjustment is made equal to this difference multiplied by the slope of the yield curve.

The expected return on the Group's defined benefit pension plans' assets is calculated by applying a risk premium which reflects the inherent risks associated with each relevant asset category (i.e., equities, corporate bonds, alternative investments) over a risk-free return. Using this so-called "building block" approach globally helps ensure that the Group has a consistent framework in place. In addition, it provides sufficient flexibility to allow for changes that need to be built in to reflect local specific conditions regarding risk premiums. The determination of the expected return on plan assets for 2007 was based on the target asset allocation as of the measurement date. The Group used the ten-year government fixed interest bond yield for the country in which each plan is located as the benchmark for the risk-free return. For equities and alternative investments, the Group derived the expected rate of return by adding a risk premium based on a blend of historical data and future macroeconomic expectations. The Group derived the expected rate of return for fixed interest government bonds, taking into account the duration of the bonds held compared to the ten-year benchmark. For fixed interest non-government bonds, the Group set the expected rate of return as either the relevant point on the yield curve or the corporate bond index used to set the discount rate, adjusted for differences in duration. For cash, the Group estimated the expected return to be equivalent to the market yield on three-month treasury instruments for the applicable country.

In determining expense for postretirement medical plans, an annual weighted-average rate of increase of 9.7 % in the per capita cost of covered health care benefits was assumed for 2007. The rate is assumed to decrease gradually to 5.0 % by 2011 and remain at that level thereafter.

Assumed health care cost trend rates have an effect on the amounts reported for the retiree health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects on the Group's postretirement medical plans.

	One-percentage point increase		One-percentage point decrease	
in € m.	2006	2005	2006	2005
Effect on total of service and interest cost components	2	2	(1)	(2)
Effect on accumulated postretirement benefit obligation	17	29	(15)	(25)

In May 2004, the FASB issued Staff Position 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003" ("FSP 106-2"), which superseded FSP 106-1 issued in January 2004. The Act, signed into law in the U.S. on December 8, 2003, introduces a prescription drug benefit as well as a subsidy to sponsors of postretirement medical plans that provide a benefit that is at least actuarially equivalent to benefits provided under the Act. FSP 106-2, which is effective for the reporting period beginning after June 15, 2004, provides authoritative guidance on the accounting for the effects of the Act and disclosure guidance related to the federal subsidy provided by the Act.

In 2004, the Group determined that the effects of the Act were not a significant event requiring an interim remeasurement under SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." Consequently, as permitted by FSP 106-2, net periodic postretirement benefit cost for 2004 does not reflect the effects of the Act. The effect of the Act on the accumulated postretirement benefit obligation ("APBO") for the postretirement medical plan was measured at the year-end measurement date (September 30, 2004). This resulted in a reduction of the APBO of approximately € 36 million.

In 2006, the effect of the Act on the APBO and net periodic postretirement benefit cost was a reduction of approximately € 37 million (€ 38 million in 2005) and € 6 million (€ 5 million in 2005), respectively.

[25] INCOME TAXES

The components of income taxes (benefits) follow.

in € m.	2006	2005	2004
Domestic	(142)	425	(201)
Foreign	2,243	1,194	920
Current taxes	**2,101**	**1,619**	**719**
Domestic	101	502	572
Foreign	(17)	462	266
Deferred taxes	**84**	**964**	**838**
Total	**2,185**	**2,583**	**1,557**

The following is an analysis of the difference between the amount that would result from applying the German statutory income tax rate to income before tax and the Group's actual income tax expense.

in € m.	2006	2005	2004
Expected tax expense at German statutory income tax rate of 39.2 % (39.2 % for 2005 and 2004)	**3,185**	**2,396**	**1,579**
Reversal of 1999/2000 credits for tax rate changes	(1)	544	120
Effect of changes in tax law or rate	(324)	–	–
Domestic tax rate differential on dividend distribution	(30)	–	14
Tax-exempt gains on securities and other income	(371)	(627)	(330)
Foreign tax-rate differential	(266)	(288)	(126)
Change in valuation allowance	58	(9)	(7)
Nondeductible expenses	371	566	312
Goodwill impairment	10	–	–
Tax rate differential on (income) loss on equity method investments	(50)	(99)	(80)
Other	(397)	100	75
Actual income tax expense	**2,185**	**2,583**	**1,557**

The domestic tax rate including corporate tax, solidarity surcharge, and trade tax used for calculating deferred tax assets and liabilities as of December 31, 2006, 2005 and 2004 was 39.2 %.

For the years ended December 31, 2006, 2005 and 2004, due to actual sales of equity securities on which there were accumulated deferred tax provisions in other comprehensive income, it was necessary to reverse those provisions. This treatment led to tax income of € 1 million in 2006, and to tax expense of € 544 million and € 120 million in 2005 and 2004, respectively. This adjustment does not result in actual tax payments or tax receivables and has no net effect on shareholders' equity.

The remaining accumulated deferred tax amounts recorded within other comprehensive income will be reversed as income tax expense in the periods that the related securities are sold. At December 31, 2006 and 2005, the amount of these deferred taxes accumulated within other comprehensive income that will reverse in a future period as tax expense when the securities are sold is approximately € 2.1 billion.

In December 2006, a new German tax law ("SEStEG") was enacted, which resulted in the accelerated recognition of € 355 million of corporate tax credits for the refund of prior years distribution tax credits. Other effects from SEStEG and the impact of tax rate changes in Luxembourg and Spain amounted to a tax expense of € 31 million.

The Group is under continuous examinations by tax authorities in various countries. In particular, tax audits in Germany covering fiscal years until 1999, and in the U.S. covering fiscal years until 2003, were settled at favorable terms. "Other" in the preceding table mainly includes the nonrecurring effect of these settlements, which amounts to noncash benefits of € 495 million, the balance of € 209 million of an ultimately avoided claw-back taxation, a net increase of tax reserves, and various other prior period tax effects. The Group believes its tax reserves to be adequate in relation to the potential for additional assessments.

The tax effect of each type of temporary difference and carry-forward that give rise to significant portions of deferred income tax assets and liabilities are as follows.

in € m.	Dec 31, 2006	Dec 31, 2005
Deferred income tax assets:		
Trading activities	5,324	9,512
Net operating loss carry-forwards and tax credits	1,229	1,608
Property and equipment, net	269	207
Other assets	2,535	1,136
Securities valuation	67	–
Allowance for loan losses	120	66
Other provisions	624	459
Total deferred income tax assets	**10,168**	**12,988**
Valuation allowance	(924)	(955)
Deferred tax assets after valuation allowance	**9,244**	**12,033**
Deferred income tax liabilities:		
Trading activities	7,412	10,132
Property and equipment, net	126	125
Securities valuation	–	105
Other liabilities	724	68
Total deferred income tax liabilities	**8,262**	**10,430**
Net deferred income tax assets	**982**	**1,603**

After netting, these amounts were included on the balance sheet as follows.

in € m.	Dec 31, 2006	Dec 31, 2005
Deferred income tax assets (included in Other assets)	3,643	4,215
Deferred income tax liabilities (included in Other liabilities)	2,661	2,612
Net deferred income tax assets	**982**	**1,603**

Certain foreign branches and companies in the Group have deferred tax assets related to net operating loss carry-forwards and tax credits available to reduce future tax expense. The net operating loss carry-forwards at December 31, 2006 were € 2.9 billion, of which € 1.8 billion have no expiration date and € 1.1 billion expire at various dates extending to 2026. Tax credits were € 243.5 million, of which € 0.1 million will expire in 2007 and € 243.4 million have other expiration dates. The Group has established a valuation allowance where it is more likely than not that the deferred tax assets relating to these losses and credits will not be realized.

The Group did not provide income taxes or foreign withholding taxes on € 9.7 billion of cumulative earnings of foreign subsidiaries as of December 31, 2006 because these earnings are intended to be indefinitely reinvested in those operations. It is not practicable to estimate the amount of unrecognized deferred tax liabilities for these undistributed earnings.

[26] EARNINGS PER COMMON SHARE

Basic earnings per common share amounts are computed by dividing net income by the average number of common shares outstanding during the year. The average number of common shares outstanding is defined as the average number of common shares issued, reduced by the average number of shares in treasury and by the average number of shares that will be acquired under physically-settled forward purchase contracts and increased by undistributed vested shares awarded under deferred share plans.

Diluted earnings per share assumes the conversion into common shares of outstanding securities or other contracts to issue common stock, such as share options, convertible debt, unvested deferred share awards and certain forward contracts.

The following table sets forth the computation of basic and diluted earnings per share.

in € m.	2006	2005	2004
Income before cumulative effect of accounting changes, net of tax	5,940	3,529	2,472
Cumulative effect of accounting changes, net of tax	46	–	–
Numerator for basic earnings per share – net income	**5,986**	**3,529**	**2,472**
Effect of dilutive securities:			
Forwards and options	(90)	–	(65)
Convertible debt	3	6	4
Numerator for diluted earnings per share – net income applicable to common shareholders after assumed conversions	**5,899**	**3,535**	**2,411**
Number of shares in m.			
Denominator for basic earnings per share – weighted-average shares outstanding	**449.8**	**462.9**	**492.6**
Effect of dilutive securities:			
Forwards	22.9	12.9	9.3
Employee stock compensation options	3.2	2.9	4.9
Convertible debt	1.0	2.1	1.9
Deferred shares	33.1	27.8	23.0
Other (including trading options)	0.7	–	–
Dilutive potential common shares	60.9	45.7	39.1
Denominator for diluted earnings per share – adjusted weighted-average shares after assumed conversions	**510.7**	**508.6**	**531.7**

in €	2006	2005	2004
Basic earnings per share:			
Income before cumulative effect of accounting changes, net of tax	13.20	7.62	5.02
Cumulative effect of accounting changes, net of tax	0.10	–	–
Net income	**13.31**	**7.62**	**5.02**
Diluted earnings per share:			
Income before cumulative effect of accounting changes, net of tax	11.46	6.95	4.53
Cumulative effect of accounting changes, net of tax	0.09	–	–
Net income	**11.55**	**6.95**	**4.53**

At December 31, 2006, the following instruments were outstanding and could potentially become dilutive in the future. These instruments were not included in the calculation of diluted EPS, because to do so would have been anti-dilutive.

Number of shares in m.	2006	2005	2004
Forward purchase contracts	–	71.7	10.0
Forward sale contracts	–	–	–
Put options sold	11.7	–	1.5
Call options sold	10.6	–	–
Stock compensation awards	0.1	11.6	13.6
Convertible debt	–	–	0.2

[27] BUSINESS SEGMENTS AND RELATED INFORMATION

The Group's segment reporting follows the organizational structure as reflected in its internal management reporting systems, which are the basis for assessing the financial performance of the business segments and for allocating resources to the business segments.

ORGANIZATIONAL STRUCTURE

Deutsche Bank is organized into three Group Divisions, which are further sub-divided into corporate divisions. As of December 31, 2006, the Group Divisions were:

THE CORPORATE AND INVESTMENT BANK (CIB), which combines the Group's corporate banking and securities activities (including sales and trading and corporate finance activities), with the Group's transaction banking activities. CIB serves corporate and institutional clients, ranging from medium-sized enterprises to multinational corporations, banks and sovereign organizations.

PRIVATE CLIENTS AND ASSET MANAGEMENT (PCAM), which combines the Group's asset management, private wealth management and private and business client activities. Within PCAM, the Group manages these activities in two global corporate divisions: Asset and Wealth Management (AWM) and Private & Business Clients (PBC).

- AWM is comprised of the two business divisions Asset Management (AM), which focuses on managing assets on behalf of institutional clients and providing mutual funds and other retail investment vehicles, and Private Wealth Management (PWM), which focuses on the specific needs of demanding high net worth clients, their families and selected institutions.
- PBC serves retail and affluent clients as well as small corporate customers with the full range of retail banking products.

CORPORATE INVESTMENTS (CI), which manages certain alternative assets of the bank and other debt and equity positions.

SIGNIFICANT CHANGES IN MANAGEMENT RESPONSIBILITY

Management responsibility changed in the first quarter 2006 for certain sales and customer service functions which were previously reported within the Corporate Banking & Securities Corporate Division and have been transferred to the Global Transaction Banking Corporate Division.

Prior periods have been restated to conform to the current year's presentation.

IMPACT OF ACQUISITIONS AND DIVESTITURES DURING 2006 AND 2005

The effects of significant acquisitions and divestitures on segmental results are described below:

- Effective November 2006, the Group acquired norisbank from DZ Bank Group. For PBC, the transaction aims at tapping into the vast potential of the consumer finance market in Germany.
- In October 2006, the Group announced the acquisition of the UK wealth manager Tilney Group Limited. The transaction was closed in December 2006. The acquisition is a key element in PWM's strategy to expand its onshore presence in dedicated core markets and to expand into various client segments, including the Independent Financial Advisors sector.

— In October 2006, the Group sold 49 % of PBC's Italian BankAmericard processing and acquiring operation to Istituto Centrale delle Banche Popolari Italiane ("ICBPI"), the central body of the Italian cooperative banks. In January 2007, a further tranche of 41 % was sold.
— In July 2006, the Group announced the signing of a definitive agreement to acquire MortgageIT Holdings, Inc., a residential mortgage real estate investment trust (REIT) in the U.S. The acquisition closed in January 2007 and the business is included in the corporate division Corporate Banking & Securities.
— In July 2006, the Group deconsolidated Deutsche Wohnen AG following the termination of the control agreement with DB Real Estate Management GmbH. Deutsche Wohnen AG is a real estate investment company and was reported in the corporate division Asset and Wealth Management.
— In June 2006, the Group acquired Berliner Bank. The acquisition expands the Group's market share in the retail banking sector of the German capital. The closing of this transaction took place in January 2007.
— In May 2006, the Group closed the sale of 21.16 % of Atradius N.V., to Crédito y Caución and Seguros Catalana Occidente, reducing the Group's stake to 12.73 %. This investment is included in the group division Corporate Investments.
— Effective May 2006, the Group completed the acquisition of the UK Depository and Clearing Centre business from JPMorgan Chase & Co. The business is included in the corporate division Global Transaction Banking.
— Effective February 2006, the Group concluded the acquisition of the remaining 60 % of United Financial Group (UFG). The business is included in the corporate division Corporate Banking & Securities.
— In December 2005, the Group completed the sale of a substantial part of its UK- and Philadelphia-based Asset Management business, which had been managed under the Private Clients and Asset Management Group Division, to Aberdeen Asset Management PLC. Excluded from the sale was the US-based High-Yield business, which remains an integral part of Asset and Wealth Management's global platform.
— In November 2005, the Group and Commerzbank AG entered into a sale and purchase agreement for the Group's 37.72 % stake in EUROHYPO AG, which had been included in the Group Division Corporate Investments. In December 2005, the first part of this transaction closed, reducing the Group's stake to 27.99 %. The remaining part of the transaction closed in the first quarter of 2006.
— In September 2005, the Group sold its Private Banking business in the Netherlands, which had been included in the corporate division Private & Business Clients, to Theodoor Gilissen Bankiers N.V.
— In May 2005, the Group increased its ownership of the Turkish mid-size brokerage firm Bender Menkul Degerler Anonim Sirketi ("Bender Securities") from 40 % to 100 %. This business is included in the corporate division Corporate Banking & Securities.
— In January 2005, the Group acquired asset manager Wilhelm von Finck AG as it continued to expand its Private Wealth Management franchises in Germany. Wilhelm von Finck AG continues to operate under its own name and offers specific investment solutions for large-scale private and family wealth portfolios.

DEFINITIONS OF FINANCIAL MEASURES USED IN THE FORMAT OF SEGMENT DISCLOSURE

In the segmental results of operations, the following terms with the following meanings are used with respect to each segment:

- OPERATING COST BASE: Noninterest expenses less provision for off-balance sheet positions (reclassified to provision for credit losses), policyholder benefits and claims, minority interest, restructuring activities, goodwill impairment/impairment of intangibles and a provision related to grundbesitz-invest in 2005 and a related release in 2006.
- UNDERLYING PRE-TAX PROFIT: Income before income taxes less restructuring activities, goodwill impairment/impairment of intangibles, the provision and release related to grundbesitz-invest and specific revenue items as referred to in the table for such segment.
- UNDERLYING COST/INCOME RATIO IN %: Operating cost base as a percentage of total net revenues excluding the revenue items excluded from the corresponding underlying pre-tax profit figure, net of policyholder benefits and claims. COST/INCOME RATIO IN %, which is defined as total noninterest expenses less provision for off-balance sheet positions, as a percentage of total net revenues, is also provided.
- AVERAGE ACTIVE EQUITY: The portion of adjusted average total shareholders' equity that has been allocated to a segment pursuant to the capital allocation framework. The overriding objective of this framework is to allocate adjusted average total shareholders' equity based on the respective goodwill and other intangible assets with indefinite useful lives as well as the economic capital of each segment. In 2005, the Group refined the measurement of operational risk as part of its Basel II preparation for the Advanced Measurement Approach. This refinement resulted in no material change in the operational risk economic capital for the Group but a higher allocation of operational risk economic capital to CB&S and reductions in other segments. In determining the total amount of average active equity to be allocated, average total shareholders' equity is adjusted to exclude average unrealized net gains on securities available for sale, net of applicable tax effects, and the effect of the expected dividend payments to the shareholders of Deutsche Bank AG.
- UNDERLYING RETURN ON AVERAGE ACTIVE EQUITY IN %: Underlying pre-tax profit as a percentage of average active equity. RETURN ON AVERAGE ACTIVE EQUITY IN %, which is defined as income before income taxes as a percentage of average active equity, is also provided. These returns, which are based on average active equity, should not be compared to those of other companies without considering the differences in the calculation of such ratios.

Management uses these measures as part of its internal reporting system because it believes that such measures provide it with a more useful indication of the financial performance of the business segments. The Group discloses such measures to provide investors and analysts with further insight into how management operates the Group's businesses and to enable them to better understand the Group's results. The Group has excluded the following items in deriving the above measures for the following reasons.

- NET GAINS (LOSSES) FROM BUSINESSES SOLD/HELD FOR SALE: Gains or losses are excluded from the calculations of underlying results because they do not represent results of the Group's continuing businesses.
- NET GAINS (LOSSES) ON SECURITIES AVAILABLE FOR SALE/INDUSTRIAL HOLDINGS (INCLUDING HEDGING): Net gains or losses are related to several financial holdings investments and to the Group's portfolio of shareholdings in publicly-listed industrial companies, most of which the Group has held for over 20 years and which the Group is reducing over time. Because these investments do not relate to the Group's customer-driven businesses, the Group excludes all revenues (positive and negative) related to these investments from its underlying results, except for dividend income from the investments, which the Group does not exclude as funding costs associated with the investments are also not excluded.
- SIGNIFICANT EQUITY PICK-UPS/NET GAINS AND LOSSES FROM INVESTMENTS: This item includes significant net gains/ losses from equity method investments and other significant investments. They are excluded in the calculation of underlying results since they reflect results that are not related to the Group's customer-driven businesses.

— NET GAINS (LOSSES) ON THE SALE OF PREMISES: This item includes net gains or losses on the sale of premises used for banking purposes.
— POLICYHOLDER BENEFITS AND CLAIMS: For internal steering purposes, policyholder benefits and claims are reclassified from noninterest expenses to noninterest revenues so as to consider them together with insurance revenues, to which they are related. The reclassification does not affect the calculation of underlying pre-tax profits.
— PROVISION FOR OFF-BALANCE SHEET POSITIONS: Provision for off-balance sheet positions is reclassified from noninterest expenses to provision for credit losses because provision for off-balance sheet positions and provision for loan losses are managed together. This reclassification does not affect the calculation of underlying pre-tax profit.
— RESTRUCTURING ACTIVITIES, GOODWILL/INTANGIBLE IMPAIRMENT AND PROVISION RELATED TO GRUNDBESITZ-INVEST IN 2005 AND RELATED RELEASE IN 2006 are excluded from the calculation of operating cost base and thus underlying pre-tax profit because these items are not considered part of the Group's day-to-day business operations and therefore not indicative of trends.
— MINORITY INTEREST: Minority interest represents the net share of minority shareholders in revenues, provision for loan losses, noninterest expenses and income tax expenses. This net component is reported as a noninterest expense item. This item is not considered to be an operating expense, but as a minority shareholder's portion of net income. Accordingly, such item is excluded in the determination of the operating cost base. Minority interest is reflected in the calculation of underlying pre-tax profit as a separate item.
— ADJUSTMENTS TO CALCULATE AVERAGE ACTIVE EQUITY: The items excluded from average total shareholders' equity to calculate average active equity result primarily from the portfolio of shareholdings in publicly-listed industrial companies. The Group has held most of its larger participations for over 20 years, and is reducing these holdings over time. Gains and losses on these securities are realized only when the Group sells them. Accordingly, the adjustments the Group makes to average total shareholders' equity to derive the average active equity are to exclude unrealized net gains or losses on securities available for sale, net of applicable tax effects. In addition, the Group adjusts its average total shareholders' equity for the effect of the expected dividend payments to the shareholders of Deutsche Bank AG.

FRAMEWORK OF THE GROUP'S MANAGEMENT REPORTING SYSTEMS

Business segment results are determined based on the Group's internal management reporting process, which reflects the way management views its businesses, and are not necessarily prepared in accordance with the Group's U.S. GAAP consolidated financial statements. This internal management reporting process may be different than the processes used by other financial institutions and therefore should be considered in making any comparisons with those institutions. Since the Group's business activities are diverse in nature and its operations are integrated, certain estimates and judgments have been made to apportion revenue and expense items among the business segments.

The management reporting systems follow the "matched transfer pricing concept" in which the Group's external net interest revenues are allocated to the business segments based on the assumption that all positions are funded or invested via the money and capital markets. Therefore, to create comparability with competitors who have legally independent units with their own equity funding, the Group allocates among the business segments the notional interest credit on its consolidated capital resulting from a method for allocating funding costs. This credit is allocated in proportion to each business segment's allocated average active equity, and is included in the segment's net interest revenues.

The Group's average active equity is allocated to the business segments and to Consolidation & Adjustments in proportion to their economic risk exposures, which comprise economic capital, goodwill and other unamortized intangible assets. The total amount to be allocated is the higher of the Group's overall economic risk exposure or regulatory capital demand. This demand for regulatory capital is derived by assuming a BIS tier I ratio of 8.5 %, which represents the mid-point of the Group's tier I target range. If the Group's average active equity exceeds the higher of the overall economic risk exposure or the regulatory capital demand, this surplus is assigned to Consolidation & Adjustments.

Revenues from transactions between the business segments are allocated on a mutually-agreed basis. Internal service providers (including the Corporate Center), which operate on a nonprofit basis, allocate their noninterest expenses to the recipient of the service. The allocation criteria are generally based on service level agreements and are either determined based upon "price per unit" (for areas with countable services) or "fixed price" or "agreed percentages" (for all areas without countable services).

SEGMENTAL RESULTS OF OPERATIONS

The following tables present the results of the business segments for the years ended December 31, 2006, 2005 and 2004.

2006	Corporate and Investment Bank			Private Clients and Asset Management			Corporate Invest-ments	Total Manage-ment Reporting
in € m. (except percentages)	Corporate Banking & Securities	Global Trans-action Banking	Total	Asset and Wealth Manage-ment	Private & Business Clients	Total		
Net revenues[1]	**16,484**	**2,228**	**18,712**	**4,177**	**5,014**	**9,191**	**613**	**28,516**
Provision for loan losses	(58)	3	(55)	0	368	368	18	330
Provision for off-balance sheet positions	(1)	(32)	(33)	(1)	(1)	(1)	(15)	(50)
Total provision for credit losses	**(59)**	**(29)**	**(88)**	**(1)**	**367**	**366**	**2**	**281**
Operating cost base[2]	11,354	1,540	12,894	3,213	3,547	6,760	133	19,787
Policyholder benefits and claims	–	–	–	53	–	53	–	53
Minority interest	26	–	26	(1)	0	(1)	(6)	20
Restructuring activities	77	22	99	43	49	91	1	192
Goodwill impairment/impairment of intangibles	–	–	–	–	–	–	31	31
Total noninterest expenses[4]	**11,458**	**1,561**	**13,019**	**3,307**	**3,596**	**6,904**	**160**	**20,082**
Income before income taxes[5]	**5,086**	**696**	**5,781**	**870**	**1,051**	**1,921**	**451**	**8,153**
Add (deduct):								
Net gains from businesses sold/ held for sale	–	–	–	(43)	(11)	(54)	–	(54)
Significant equity pick-ups/ net gains from investments	–	–	–	–	–	–	(356)	(356)
Net gains on securities available for sale/industrial holdings including hedging	–	–	–	–	–	–	(134)	(134)
Net gains on the sale of premises	–	–	–	–	–	–	(12)	(12)
Restructuring activities	77	22	99	43	49	91	1	192
Goodwill impairment/ impairment of intangibles	–	–	–	–	–	–	31	31
Underlying pre-tax profit	**5,163**	**717**	**5,880**	**870**	**1,089**	**1,958**	**(20)**	**7,819**
Cost/income ratio in %	70	70	70	79	72	75	26	70
Underlying cost/income ratio in %	69	69	69	79	71	74	121	71
Assets[3,6]	1,003,273	24,244	1,012,050	35,400	94,380	129,740	17,406	1,119,235
Expenditures for additions to long-lived assets	573	2	575	5	383	388	0	963
Risk-weighted positions (BIS risk positions)	177,672	14,220	191,892	12,339	64,068	76,407	5,354	273,653
Average active equity[7]	16,610	1,091	17,701	4,927	2,321	7,249	1,106	26,055
Return on average active equity in %	31	64	33	18	45	27	41	31
Underlying return on average active equity in %	31	66	33	18	47	27	(2)	30
1 Includes:								
Net interest revenues	3,126	890	4,016	169	2,648	2,817	(3)	6,829
Net revenues from external customers	16,804	2,060	18,864	4,446	4,589	9,035	582	28,481
Net intersegment revenues	(320)	168	(152)	(269)	425	156	31	35
Net income from equity method investments	142	1	143	142	3	145	219	507
2 Includes:								
Depreciation, depletion and amortization	54	25	79	33	83	116	9	204
Severance payments	97	3	100	12	11	23	0	123
3 Includes:								
Equity method investments	2,670	38	2,708	597	8	605	287	3,600

4 Excludes provision for off-balance sheet positions (reclassified to provision for credit losses).

5 Before cumulative effect of accounting changes.

6 The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on group division level. The same approach holds true for the sum of group divisions compared to Total Management Reporting.

7 For management reporting purposes goodwill and other intangible assets with indefinite useful lives are explicitly assigned to the respective divisions. Average active equity is first allocated to divisions according to goodwill and intangible assets, remaining average active equity is allocated to the divisions in proportion to the economic capital calculated for them.

2005	Corporate and Investment Bank			Private Clients and Asset Management			Corporate Invest-ments	Total Manage-ment Reporting
in € m. (except percentages)	Corporate Banking & Securities	Global Trans-action Banking	Total	Asset and Wealth Manage-ment	Private & Business Clients	Total		
Net revenues[1]	**13,948**	**1,975**	**15,923**	**3,880**	**4,709**	**8,589**	**1,229**	**25,741**
Provision for loan losses	25	7	32	0	342	342	(0)	374
Provision for off-balance sheet positions	3	(25)	(22)	(0)	(2)	(2)	(0)	(24)
Total provision for credit losses	**28**	**(18)**	**10**	**(0)**	**340**	**340**	**(1)**	**350**
Operating cost base[2]	9,650	1,472	11,122	2,984	3,355	6,339	181	17,642
Policyholder benefits and claims	–	–	–	49	–	49	–	49
Minority interest	37	–	37	30	0	30	(2)	66
Restructuring activities	330	88	417	220	127	346	2	767
Goodwill impairment/impairment of intangibles	–	–	–	–	–	–	–	–
Total noninterest expenses[4]	**10,017**	**1,560**	**11,577**	**3,284**	**3,482**	**6,766**	**181**	**18,523**
Income before income taxes[5]	**3,903**	**433**	**4,336**	**597**	**887**	**1,484**	**1,049**	**6,868**
Add (deduct):								
Net gains from businesses sold/ held for sale	–	0	0	(81)	(9)	(90)	–	(90)
Significant equity pick-ups/ net gains from investments	–	–	–	–	–	–	(156)	(156)
Net gains on securities available for sale/industrial holdings including hedging	–	–	–	–	–	–	(801)	(801)
Net gains on the sale of premises	–	–	–	–	–	–	(57)	(57)
Restructuring activities	330	88	417	220	127	346	2	767
Goodwill impairment/ impairment of intangibles	–	–	–	–	–	–	–	–
Underlying pre-tax profit	**4,233**	**521**	**4,753**	**735**	**1,005**	**1,740**	**37**	**6,531**
Cost/income ratio in %	72	79	73	85	74	79	15	72
Underlying cost/income ratio in %	69	75	70	80	71	75	84	72
Assets[3,6]	872,977	18,081	881,649	37,150	86,528	123,640	15,025	984,184
Expenditures for additions to long-lived assets	289	5	295	71	86	157	2	454
Risk-weighted positions (BIS risk positions)	155,447	12,306	167,753	13,811	60,252	74,064	7,448	249,264
Average active equity[7]	13,070	1,315	14,385	4,993	1,707	6,700	3,047	24,132
Return on average active equity in %	30	33	30	12	52	22	34	28
Underlying return on average active equity in %	32	40	33	15	59	26	1	27
1 Includes:								
Net interest revenues	2,535	727	3,262	118	2,517	2,635	69	5,966
Net revenues from external customers	14,143	1,922	16,065	4,095	4,331	8,426	1,175	25,666
Net intersegment revenues	(195)	53	(142)	(215)	378	163	54	75
Net income from equity method investments	171	1	171	43	3	46	199	417
2 Includes:								
Depreciation, depletion and amortization	57	21	79	38	74	112	11	201
Severance payments	18	(1)	17	4	17	21	(0)	38
3 Includes:								
Equity method investments	1,765	38	1,803	483	40	523	2,577	4,903

4 Excludes provision for off-balance sheet positions (reclassified to provision for credit losses).

5 Before cumulative effect of accounting changes.

6 The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on group division level. The same approach holds true for the sum of group divisions compared to Total Management Reporting.

7 For management reporting purposes goodwill and other intangible assets with indefinite useful lives are explicitly assigned to the respective divisions. Average active equity is first allocated to divisions according to goodwill and intangible assets, remaining average active equity is allocated to the divisions in proportion to the economic capital calculated for them.

2004 in € m. (except percentages)	Corporate and Investment Bank Corporate Banking & Securities	 Global Trans-action Banking	 Total	Private Clients and Asset Management Asset and Wealth Manage-ment	 Private & Business Clients	 Total	Corporate Invest-ments	Total Manage-ment Reporting
Net revenues[1]	**11,521**	**1,897**	**13,418**	**3,488**	**4,531**	**8,020**	**621**	**22,058**
Provision for loan losses	79	9	89	(6)	270	264	19	372
Provision for off-balance sheet positions	(66)	1	(65)	(0)	(1)	(1)	0	(65)
Total provision for credit losses	**14**	**11**	**24**	**(6)**	**269**	**263**	**19**	**307**
Operating cost base[2]	8,724	1,604	10,329	2,923	3,281	6,204	414	16,948
Policyholder benefits and claims	–	–	–	50	–	50	–	50
Minority interest	5	–	5	1	0	1	(1)	4
Restructuring activities	271	28	299	88	10	98	3	400
Goodwill impairment	–	–	–	19	–	19	–	19
Total noninterest expenses[4]	**9,001**	**1,632**	**10,633**	**3,080**	**3,291**	**6,371**	**416**	**17,420**
Income before income taxes[5]	**2,507**	**254**	**2,760**	**414**	**971**	**1,385**	**186**	**4,331**
Add (deduct):								
Net (gains) losses from businesses sold/held for sale	–	(31)	(31)	(32)	24	(8)	(38)	(76)
Significant equity pick-ups/ net gains from investments	–	–	–	–	–	–	(148)	(148)
Net gains on securities available for sale/industrial holdings including hedging	–	–	–	–	–	–	(176)	(176)
Net gains on the sale of premises	–	–	–	–	–	–	(20)	(20)
Restructuring activities	271	28	299	88	10	98	3	400
Goodwill impairment/ impairment of intangibles	–	–	–	19	–	19	–	19
Underlying pre-tax profit (loss)	**2,778**	**250**	**3,029**	**489**	**1,005**	**1,494**	**(194)**	**4,329**
Cost/income ratio in %	78	86	79	88	73	79	67	79
Underlying cost/income ratio in %	76	86	77	86	72	78	174	79
Assets[3, 6]	721,730	16,780	729,888	34,699	78,909	113,554	16,442	832,641
Expenditures for additions to long-lived assets	62	65	127	17	70	87	2	216
Risk-weighted positions (BIS risk positions)	128,045	11,080	139,125	11,425	54,253	65,678	10,242	215,045
Average active equity[7]	11,479	1,381	12,860	5,049	1,681	6,730	3,933	23,522
Return on average active equity in %	22	18	21	8	58	21	5	18
Underlying return on average active equity in %	24	18	24	10	60	22	(5)	18

1 Includes:								
Net interest revenues	1,900	630	2,530	216	2,416	2,632	105	5,267
Net revenues from external customers	11,505	1,996	13,501	3,733	4,198	7,931	527	21,958
Net intersegment revenues	16	(99)	(83)	(245)	334	89	94	100
Net income (loss) from equity method invest-ments	156	1	157	65	3	68	160	386
2 Includes:								
Depreciation, depletion and amortization	79	23	102	43	90	134	30	265
Severance payments	154	16	169	51	50	101	1	271
3 Includes:								
Equity method investments	1,546	38	1,584	434	33	466	3,298	5,348

4 Excludes provision for off-balance sheet positions (reclassified to provision for credit losses).

5 Before cumulative effect of accounting changes.

6 The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on group division level. The same approach holds true for the sum of group divisions compared to Total Management Reporting.

7 For management reporting purposes goodwill and other intangible assets with indefinite useful lives are explicitly assigned to the respective divisions. Average active equity is first allocated to divisions according to goodwill and intangible assets, remaining average active equity is allocated to the divisions in proportion to the economic capital calculated for them.

The following tables present the net revenue components of the Corporate and Investment Bank Group Division and the Private Clients and Asset Management Group Division for the years ended December 31, 2006, 2005 and 2004, respectively.

	Corporate and Investment Bank		
in € m.	2006	2005	2004
Sales & Trading (equity)	4,080	3,316	2,492
Sales & Trading (debt and other products)	9,046	7,337	6,298
Total Sales & Trading	**13,126**	**10,653**	**8,790**
Origination (equity)	760	647	499
Origination (debt)	1,328	1,017	916
Total Origination	**2,087**	**1,664**	**1,414**
Advisory	783	604	488
Loan products	805	1,252	1,137
Transaction services	2,228	1,975	1,865
Other	(318)	(225)	(277)
Total	**18,712**	**15,923**	**13,418**

	Private Clients and Asset Management		
in € m.	2006	2005	2004
Portfolio/fund management	3,089	2,718	2,526
Brokerage	1,910	1,843	1,655
Loan/deposit products	2,633	2,415	2,359
Payments, account & remaining financial services	899	857	915
Other	660	757	565
Total	**9,191**	**8,589**	**8,020**

RECONCILIATION OF SEGMENTAL RESULTS OF OPERATIONS TO CONSOLIDATED RESULTS OF OPERATIONS ACCORDING TO U.S. GAAP

The following table provides a reconciliation of the total results of operations and total assets of the Group's business segments under management reporting systems to the consolidated financial statements prepared in accordance with U.S. GAAP for the years ended December 31, 2006, 2005 and 2004.

			2006			2005			2004
in € m.	Total Management Reporting	Consolidation & Adjustments	Total Consolidated	Total Management Reporting	Consolidation & Adjustments	Total Consolidated	Total Management Reporting	Consolidation & Adjustments	Total Consolidated
Net revenues[1]	28,516	(178)	28,338	25,741	(102)	25,640	22,058	(140)	21,918
Provision for loan losses	330	–	330	374	–	374	372	–	372
Provision for off-balance sheet positions	(50)	–	(50)	(24)	–	(24)	(65)	–	(65)
Total provision for credit losses	281	–		350			307		
Noninterest expenses[2]	20,082	(150)	19,933	18,523	654	19,178	17,420	162	17,582
Income (loss) before income taxes[3]	**8,153**	**(28)**	**8,125**	**6,868**	**(756)**	**6,112**	**4,331**	**(302)**	**4,029**
Assets	1,119,235	6,995	1,126,230	984,184	7,977	992,161	832,641	7,427	840,068
Risk-weighted positions (BIS risk positions)	273,653	1,984	275,637	249,264	1,938	251,202	215,045	1,742	216,787
Average active equity	26,055	713	26,768	24,132	998	25,130	23,522	1,256	24,778

1 Net interest revenues and noninterest revenues.
2 Excludes provision for off-balance sheet positions.
3 Before cumulative effect of accounting changes.

The two primary components recorded in Consolidation & Adjustments are differences in accounting methods used for management reporting versus U.S. GAAP as well as results and balances from activities outside the management responsibility of the business segments.

Loss before income taxes was € 28 million in 2006, € 756 million in 2005 and € 302 million in 2004.

Net revenues included the following items:

- Adjustments related to positions which are marked to market for management reporting purposes and accounted for on an accrual basis under U.S. GAAP were approximately € (300) million in 2006, € (100) million in 2005 and € (150) million in 2004.
- Trading results from the Group's own shares are reflected in the Corporate Banking & Securities Corporate Division. The elimination of such results under U.S. GAAP resulted in a debit of approximately € 15 million in 2006, within Consolidation & Adjustments, compared to credits of € 15 million in 2005 and € 45 million in 2004.
- Debits related to the elimination of Group-internal rental income were € (40) million in 2006, € (41) million in 2005 and € (101) million in 2004.
- Insurance premiums attributable to the Group's reinsurance subsidiary were not material in 2006 and 2005 and € 91 million in 2004. There were corresponding offsetting policyholder benefits and claims expenses in 2006 and 2005 and a partial offset in 2004 (see Noninterest expenses).
- Net interest income related to tax refunds and accruals for tax audit settlements was € 67 million in 2006, € 38 million in 2005 and € 131 million in 2004.
- 2006 included a settlement of insurance claims in respect of business interruption losses and costs related to the terrorist attacks of September 11, 2001 in the United States amounting to € 125 million.

— The remainder of net revenues in each year was due to other corporate items outside the management responsibility of the business segments, such as net funding expenses for nondivisionalized assets/liabilities and results from hedging capital of certain foreign subsidiaries.

Provisions for loan losses and provision for off-balance sheet positions included no material items in each of the reported years.

Noninterest expenses reflected the following items:

— Provisions for legal exposures related to legacy events included net additions of approximately € 50 million in 2006 and € 500 million in 2005.
— 2006 benefited from a provision release of € 111 million related to activities to restructure grundbesitz-invest, the Group's German open-ended real estate fund, mainly due to the sale of a significant part of its German fund properties to Eurocastle. 2005 included additions to provisions of € 203 million representing the estimated direct and indirect compensation costs to certain holders of that fund.
— Credits related to the elimination of Group-internal rental expenses were € 40 million in 2006, € 41 million in 2005 and € 101 million in 2004.
— Policyholder benefits and claims were not material in 2006 and 2005 and were € 210 million in 2004. The decrease in 2005 was in part corresponding to the lower insurance premiums described above and also reflected charges in 2004 associated with the settlement agreement of the WorldCom litigation.
— The remainder of noninterest expenses in each year was attributable to other corporate items outside the management responsibility of the business segments.

Assets and risk-weighted positions reflect corporate assets outside of the management responsibility of the business segments such as deferred tax assets and central clearing accounts.

Average active equity assigned to Consolidation & Adjustments reflects the residual amount of equity that is not allocated to the segments as described under "Framework of the Group's Management Reporting Systems" within this Footnote.

TOTAL NET REVENUES (BEFORE PROVISION FOR LOAN LOSSES) BY GEOGRAPHICAL LOCATION

The following table presents total net revenues (before provision for loan losses) by geographical location.

in € m.	2006	2005[1]	2004[1]
Germany:			
CIB	2,233	2,438	2,328
PCAM	4,847	4,606	4,392
Total Germany	**7,080**	**7,044**	**6,721**
Rest of Europe:			
CIB	6,902	6,149	4,542
PCAM	2,610	2,535	2,168
Total Rest of Europe[2]	**9,512**	**8,684**	**6,710**
North America (primarily U.S.):			
CIB	6,497	4,995	4,447
PCAM	1,352	1,182	1,197
Total North America	**7,849**	**6,177**	**5,644**
South America:			
CIB	136	233	70
PCAM	–	–	1
Total South America	**136**	**233**	**71**
Asia-Pacific:			
CIB	2,944	2,107	2,030
PCAM	382	267	262
Total Asia-Pacific[3]	**3,326**	**2,373**	**2,292**
Corporate Investments	613	1,229	621
Consolidation & Adjustments	(178)	(102)	(140)
Consolidated net revenues[4]	**28,338**	**25,640**	**21,918**

1 Restated to conform to the 2006 management structure.

2 The United Kingdom accounted for over one-half of these revenues in 2006, 2005 and 2004. Rest of Europe also includes the Group's African operations.

3 Asia-Pacific also includes the Middle East.

4 Consolidated total net revenues comprise interest revenues, interest expenses and total noninterest revenues (including net commission and fee revenues). Revenues are attributed to countries based on the location in which the Group's booking office is located. The location of a transaction on the Group's books is sometimes different from the location of the headquarters or other offices of a customer and different from the location of the Group's personnel who entered into or facilitated the transaction. Where the Group records a transaction involving its staff and customers and other third parties in different locations frequently depends on other considerations, such as the nature of the transaction, regulatory considerations and transaction processing considerations.

[28] RESTRUCTURING ACTIVITIES

Restructuring plans are recorded in conjunction with acquisitions as well as business realignments. Severance includes employee termination benefits related to the involuntary termination of employees. Such costs include obligations resulting from severance agreements, termination of employment contracts and early-retirement agreements. Other costs primarily include amounts for lease terminations and related costs.

The following table presents the activity in the Group's restructuring programs for the years ended December 31, 2006, 2005, and 2004.

	2004/2005/2006 plans		Total
	Business Realignment Program		
in € m.	Severance	Other	
Balance at Dec 31, 2003	–	–	–
Additions	400	–	400
Utilization	170	–	170
Effects from exchange rate fluctuations	–	–	–
Balance at Dec 31, 2004	230	–	230
Additions	799	29	828
Utilization	800	25	825
Releases	61	–	61
Negative effects from exchange rate fluctuations	(12)	–	(12)
Balance at Dec 31, 2005	180	4	184
Additions	210	14	224
Utilization	299	16	315
Releases	30	2	32
Positive effects from exchange rate fluctuations	1	–	1
Balance at Dec 31, 2006	60	–	60

2004/2005/2006 PLANS

BUSINESS REALIGNMENT PROGRAM ("BRP")

The BRP covered a series of initiatives aimed at revenue growth and cost efficiency. The BRP program as announced in 2004 (together with additional measures in the fourth quarter 2004) was aimed at a reduction of approximately 6,400 full-time equivalent headcount (FTE). In 2004, these measures affected 1,600 staff, of which 1,200 related to restructuring measures and 400 to additional measures in the fourth quarter 2004. The BRP measures affected approximately 4,300 staff in 2005 and approximately 570 staff in 2006. A majority of the reduction occurred in the infrastructure units with the remainder in the CIB and PCAM Group Divisions as the Group integrated coverage and product units. The transfer of jobs to more cost-effective locations resulted in additional headcount of approximately 1,200. This resulted in a net reduction in the Group's headcount from original BRP measures of approximately 5,300 FTE. Additional BRP-related initiatives identified during 2005/2006, especially with regard to the sale of the Group's UK- and Philadelphia-based Asset Management business and implementation of a new operating model for processing functions, resulted in further headcount reductions.

The Group recorded net restructuring expenses of € 192 million in 2006, € 767 million in 2005 and € 400 million in 2004. The 2006 restructuring expenses consisted of € 194 million related to severance payments, € 16 million related to stock compensation awards, and € 14 million related to excess office space and other measures, which were partly offset by the release of € 32 million of unutilized 2006, 2005 and 2004 reserves. The 2006 expenses were attributable to CIB (€ 100 million), PCAM (€ 91 million) and CI (€ 1 million). Approximately € 48 million of the 2006 restructuring expenses were recorded for the aforementioned additional BRP-related initiatives.

Substantially all actions contemplated in the plan recorded in 2006 are expected to be completed by the end of the first quarter 2007. As the BRP has now been successfully completed, there are no expected restructuring expenses in 2007.

[29] INTERNATIONAL OPERATIONS

The following table presents asset and income statement information by major geographic area. The information presented has been classified based primarily on the location of the Group's office in which the assets and transactions are recorded. However, due to the highly integrated nature of the Group's operations, estimates and assumptions have been made to allocate items, especially consolidation items, between regions.

2006 in € m.	Total assets	Total gross revenues[1,2]	Total gross expenses[1,2]	Income before taxes[2]	Net income
International operations:					
Europe (excluding Germany)[3]	524,965	28,149	25,038	3,111	2,153
North America (primarily U.S.)	318,124	28,578	26,275	2,303	1,485
South America	3,838	396	334	62	35
Asia-Pacific[4]	72,179	6,010	5,012	998	614
Total international	**919,106**	**63,133**	**56,659**	**6,474**	**4,287**
Domestic operations (Germany)	**207,124**	**13,503**	**11,852**	**1,651**	**1,699**
Total	**1,126,230**	**76,636**	**68,511**	**8,125**	**5,986**
International as a percentage of total above	82 %	82 %	83 %	80 %	72 %

1 Total gross revenues comprise interest revenues and total noninterest revenues (including net commissions and fee revenues). Total gross expenses comprise interest expense, provision for loan losses and total noninterest expenses.
2 Before cumulative effect of accounting changes.
3 Includes balance sheet and income statement data from Africa, which were not material in 2006.
4 Asia-Pacific also includes the Middle East.

2005 in € m.	Total assets	Total gross revenues[1]	Total gross expenses[1]	Income before taxes	Net income
International operations:					
Europe (excluding Germany)[2]	428,819	22,426	19,631	2,795	1,867
North America (primarily U.S.)	283,431	21,193	20,308	885	413
South America	3,153	474	303	171	129
Asia-Pacific[3]	68,095	4,408	3,967	441	228
Total international	**783,498**	**48,501**	**44,209**	**4,292**	**2,637**
Domestic operations (Germany)	**208,663**	**12,846**	**11,026**	**1,820**	**892**
Total	**992,161**	**61,347**	**55,235**	**6,112**	**3,529**
International as a percentage of total above	79 %	79 %	80 %	70 %	75 %

1 Total gross revenues comprise interest revenues and total noninterest revenues (including net commissions and fee revenues). Total gross expenses comprise interest expense, provision for loan losses and total noninterest expenses.
2 Includes balance sheet and income statement data from Africa, which were not material in 2005.
3 Asia-Pacific also includes the Middle East.

2004 in € m.	Total assets	Total gross revenues[1]	Total gross expenses[1]	Income before taxes	Net income
International operations:					
Europe (excluding Germany)[2]	346,273	16,430	15,424	1,006	511
North America (primarily U.S.)	212,945	12,547	11,570	977	627
South America	2,867	532	440	92	87
Asia-Pacific[3]	71,928	4,016	3,418	598	262
Total international	**634,013**	**33,525**	**30,852**	**2,673**	**1,487**
Domestic operations (Germany)	**206,055**	**11,234**	**9,878**	**1,356**	**985**
Total	**840,068**	**44,759**	**40,730**	**4,029**	**2,472**
International as a percentage of total above	75 %	75 %	76 %	66 %	60 %

1 Total gross revenues comprise interest revenues and total noninterest revenues (including net commissions and fee revenues). Total gross expenses comprise interest expense, provision for loan losses and total noninterest expenses.
2 Includes balance sheet and income statement data from Africa, which were not material in 2004.
3 Asia-Pacific also includes the Middle East.

[30] DERIVATIVE FINANCIAL INSTRUMENTS AND FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business, the Group enters into a variety of derivative transactions for both trading and nontrading purposes. The Group's objectives in using derivative instruments are to meet customers' needs, to manage the Group's exposure to risks and to generate revenues through trading activities. Derivative contracts used by the Group in both trading and nontrading activities include swaps, futures, forwards, options and other similar types of contracts based on interest rates, foreign exchange rates, credit risk and the prices of equities and commodities (or related indices).

DERIVATIVES HELD OR ISSUED FOR TRADING PURPOSES

The Group trades derivative instruments on behalf of customers and for its own positions. The Group transacts derivative contracts to address customer demands both as a market-maker in the wholesale markets and in structuring tailored derivatives for customers. The Group also takes proprietary positions for its own accounts.

DERIVATIVES HELD OR ISSUED FOR NONTRADING PURPOSES

Derivatives held or issued for nontrading purposes primarily consist of interest rate swaps used to manage interest rate risk. Through the use of these derivatives, the Group is able to modify the volatility and interest rate characteristics of its nontrading interest-earning assets and interest-bearing liabilities. The Group is subject to risk from interest rate fluctuations to the extent that there is a gap between the amount of interest-earning assets and the amount of interest-bearing liabilities that mature or reprice in specified periods. The Group actively manages this interest rate risk through, among other things, the use of derivative contracts. Utilization of derivative financial instruments is modified from time to time within prescribed limits in response to changing market conditions, as well as changes in the characteristics and mix of the related assets and liabilities.

The Group also uses cross-currency interest rate swaps to hedge both foreign currency and interest rate risks from securities available for sale.

For these hedges, the Group applies either fair value or cash flow hedge accounting when appropriate. When hedging only interest rate risk, fair value hedge accounting is applied for hedges of assets or liabilities with fixed interest rates, and cash flow hedge accounting is applied for hedges of floating interest rates. When hedging both foreign currency and interest rate risks, cash flow hedge accounting is applied when all functional-currency-equivalent cash flows have been fixed; otherwise fair value hedge accounting is applied.

For the years ended December 31, 2006, 2005 and 2004, net hedge ineffectiveness from fair value hedges, which is based on changes in fair value resulting from changes in the market price or rate related to the risk being hedged, and amounts excluded from the assessment of hedge effectiveness resulted in losses of € 6 million, € 61 million and € 100 million, respectively. As of December 31, 2006, the longest term cash flow hedge outstanding, excluding hedges of existing variable rate instruments, matures in 2016.

Derivatives entered into for nontrading purposes that do not qualify for hedge accounting are also classified as trading assets and liabilities. These include interest rate swaps, credit derivatives, foreign exchange forwards and cross currency interest rate swaps used to economically hedge interest, credit and foreign exchange risk, but for which it is not cost beneficial to apply hedge accounting.

Net (gains) losses of € (73) million, € (138) million and € 81 million from nontrading equity derivatives used to offset fluctuations in employee share-based compensation expense were included in compensation and benefits for the years ended December 31, 2006, 2005 and 2004, respectively.

DERIVATIVE FINANCIAL INSTRUMENTS INDEXED TO THE GROUP'S OWN SHARES

The Group enters into contracts indexed to Deutsche Bank common shares to acquire shares to satisfy employee share-based compensation awards, and for trading purposes.

At December 31, 2006, the Group had outstanding long-term debt of € 141 million to retail and commercial clients to which embedded derivatives indexed to Deutsche Bank common shares were linked. In some cases the debt will be settled in cash or in shares at the Group's or the counterparty's option. In other cases the debt will be settled in cash or in shares depending on the share price at maturity. The debt matures within five years, with most maturing between three months and one year. At December 31, 2006, the maximum number of shares that could have been delivered was 1.6 million shares at a weighted-average strike price of € 81.23. A € 1 decrease in the price of Deutsche Bank common shares would have increased the value of the debt by € 0.1 million.

At December 31, 2006, the Group had outstanding call options to purchase 2.0 million shares at a weighted-average strike price of € 67.00 per share related to employee share-based compensation awards. The options must be net-cash settled and they mature within three months. The fair value of these options amounted to € 68.7 million at December 31, 2006. A € 1 decrease in the price of Deutsche Bank common shares would have reduced the fair value of these options by € 2.0 million.

Related to trading activities, the following derivative contracts that are indexed to Deutsche Bank common shares are outstanding at December 31, 2006.

Type of contract	Settlement alternative	Maturity	Number of issuer's shares to which contracts are indexed	Weighted-average strike price (in €)	Effect of decrease of share price by € 1 (€ in thousands)	Fair value of contract asset (liability) (€ in thousands)
Purchased options	Net-cash	Up to 3 months	16,835,746	61.62	(12,598)	691,670
		> 3 months – 1 year	11,153,923	101.20	(5,992)	66,945
		> 1 year – 5 years	1,446,094	86.45	(951)	31,304
		More than 5 years	168,033	63.46	(147)	6,292
	Physical[1]	Up to 3 months	1,929,000	92.75	(499)	5,282
		> 3 months – 1 year	12,311,422	77.31	(1,408)	96,029
		> 1 year – 5 years	6,222,261	72.99	(2,460)	123,809
Written options	Net-cash	Up to 3 months	14,836,228	82.17	(121)	(292,504)
		> 3 months – 1 year	11,731,615	100.74	(4,585)	(60,847)
		> 1 year – 5 years	2,418,753	68.77	1,199	(76,393)
		More than 5 years	298,595	70.24	278	(9,007)
	Physical[1]	Up to 3 months	1,144,300	85.98	560	(11,153)
		> 3 months – 1 year	14,252,752	78.06	2,924	(133,871)
		> 1 year – 5 years	5,073,006	80.50	1,200	(63,708)
Futures sold	Net-cash	Up to 3 months	15,600	N/A	–	(15)
Forward purchases	Net-cash	Up to 3 months	15,000,000	100.36	(15,000)	43,867
		> 3 months – 1 year	26,000,000	93.53	(26,000)	188,364
Forward sales	Net-cash	> 3 months – 1 year	21,819,847	39.70	21,820	(1,268,691)
		> 1 year – 5 years	36,731,487	70.53	36,731	(850,809)

N/A – Not applicable
1 The options are subject to collateral requirements.

The above contracts related to trading activities are accounted for as trading assets and liabilities and are thus carried at fair value with changes in fair value recorded in earnings.

FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Group utilizes various lending-related commitments in order to meet the financing needs of its customers. The contractual amount of these commitments is the maximum amount at risk for the Group if the customer fails to meet its obligations. The Group may require collateral to mitigate the credit risk of these commitments. The type and terms of such collateral are determined on an individual basis. Off-balance sheet credit risk amounts are determined without consideration of the value of any related collateral and reflect the total potential loss on undrawn commitments. The table below summarizes the Group's lending-related commitments.

in € m.	Dec 31, 2006	Dec 31, 2005
Irrevocable commitments to extend credit		
For book claims and bills of exchange	156,342	142,874
For guarantees and letters of credit	1,664	1,209
Placement and underwriting commitments	1,202	896
Total irrevocable commitments to extend credit	159,208	144,979
Revocable commitments to extend credit	22,798	22,344
Total commitments to extend credit	**182,006**	**167,323**
Commitments to enter into reverse repurchase agreements	48,876	85,660
Commitments to enter into repurchase agreements	28,889	33,563

As of December 31, 2006 and 2005, the Group had commitments to contribute capital to equity method and other investments totaling € 395 million and € 279 million, respectively.

The Group also enters regularly into various guarantee and indemnification agreements in the normal course of business. Probable losses under these agreements are provided for as part of other liabilities. The principal guarantees and indemnifications that the Group enters into are the following:

— Financial guarantees, standby letters of credit and performance guarantees (including indemnification for the effect of income taxes that may have to be paid by counterparties on certain transactions entered into with the Group) with a carrying amount of € 308 million and € 573 million and with maximum potential payments of € 39.4 billion and € 31.6 billion as of December 31, 2006 and 2005, respectively, generally require the Group to make payments to the guaranteed party based on another's failure to meet its obligations or to perform under an obligating agreement. Most of these guarantees (€ 24.3 billion) mature within five years; for € 3.9 billion the duration is more than five years; € 11.2 billion are cancelable at any time by the Group or the counterparty. These guarantees are collateralized with cash, securities and other collateral of € 9.6 billion and € 9.4 billion as of December 31, 2006 and 2005, respectively.
— The Group offers clients certain investment fund products with a market value guarantee feature. Such market value guarantees represent assurances under which, for example, initial investment values or, in the case of subsequent higher fund net asset values, those higher values, are guaranteed at levels as defined under the relevant agreements. As of December 31, 2006 and 2005, the maximum potential amount of future payments of the market value guarantees was € 18.1 billion and € 15.6 billion, respectively, which represents the total value guaranteed under the respective agreements. The value of those investment fund products as of December 31, 2006 and December 31, 2005 was € 18.6 billion and € 15.8 billion, respectively.
— Certain written put options require the Group to purchase specified assets at an agreed price at the election of the holder of the option. Put options which permit cash settlement and do not require the holder of the option to own the underlying asset are not considered guarantees as described in FIN 45. The carrying amount and maximum potential payments of written puts that are considered guarantees, as of December 31, 2006, was € 1.4 billion and € 38.6 billion, respectively. The carrying amount and maximum potential payments of such written puts as of December 31, 2005 was € 2.5 billion and € 20.8 billion, respectively. Of the December 31, 2006 maximum potential payments, € 21.3 billion mature within one year, € 13.0 billion mature in more than one year and up to five years and € 4.3 billion mature in more than five years.
— As of December 31, 2006, credit derivatives with positive market values that are considered to be guarantees under FIN 45 had a carrying and maximum potential payment amount of € 443 million and € 7.3 billion, respectively. Of the latter amount, € 3.0 billion mature in up to five years and € 4.3 billion mature in more than five years. Typically the Group does not receive collateral for these contracts. As of December 31, 2005, the carrying amount and maximum potential payments of credit derivatives with positive market values was € 663 million and € 7.8 billion, respectively. As of December 31, 2006 the carrying amount and maximum potential payments of credit derivatives with negative market values was € 0.2 million and € 741 million, respectively. All of them mature in more than five years. In 2005, the Group had no guarantees of this type with negative market values. Certain credit derivatives which permit cash settlement and do not require the buyer of credit protection to own the reference asset are not considered to be guarantees as described in FIN 45.
— As part of the acquisition of the Tilney Group Limited, consideration of € 45.6 million was deferred subject to the acquired entities performance exceeding certain targets over the next three years. When it is believed to be determinable beyond reasonable doubt that these targets will be met, this additional consideration will be recognized. In addition, consideration of € 4.5 million has been deferred pending certain defined costs and/or claims not occurring within the next two years.

[31] CONCENTRATIONS OF CREDIT RISK

The Group is exposed to credit risk arising from all transactions that give rise to actual, contingent or potential claims against a counterparty. Significant concentrations of credit risk exist where the Group has material exposures to a number of counterparties with similar economic characteristics, or who are engaged in comparable activities, where these similarities may cause their ability to meet contractual obligations to be affected in the same manner by changes in economic or industry conditions. A concentration of credit risk may also exist at an individual counterparty level.

In order to monitor and manage credit risks, the Group uses a comprehensive range of quantitative tools and metrics. Credit limits relating to counterparties, countries, products and other factors set the maximum credit exposures the Group is willing to assume over specified periods. The Group's credit policies also establish procedures (including lower approval thresholds and approval from more senior personnel) for exceptional cases when it may assume exposures beyond established limits.

The Group's largest concentrations of credit risk are in Western Europe and North America, with a significant share in tradable assets. For loans, the Group has significant concentration in Western Europe, principally in the Group's home market Germany, which includes most of the Group's mortgage lending business. There is further industry concentration in banks and insurance as well as the public sector, mainly from tradable assets and investment-grade OTC derivatives.

[32] FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments" ("SFAS 107") requires the disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. Quoted market prices, when available, are used as the measure of fair value. In cases where quoted market prices are not available, fair values are based on present value estimates or other valuation techniques. These derived fair values are significantly affected by assumptions used, principally the timing of future cash flows and the discount rate. Because assumptions are inherently subjective in nature, the estimated fair values cannot be substantiated by comparison to independent market quotes and, in many cases, the estimated fair values would not necessarily be realized in an immediate sale or settlement of the instrument. The disclosure requirements of SFAS 107 exclude certain financial instruments and all nonfinancial instruments (e.g., franchise value of businesses). Accordingly, the aggregate fair value amounts presented do not represent management's estimation of the underlying value of the Group.

The following are the estimated fair values of the Group's financial instruments recognized on the Consolidated Balance Sheet, followed by a general description of the methods and assumptions used to estimate such fair values.

	Carrying amount		Fair value	
in € m.	Dec 31, 2006	Dec 31, 2005	Dec 31, 2006	Dec 31, 2005
Financial assets:				
Cash and due from banks	7,009	6,571	7,009	6,571
Interest-earning deposits with banks	19,470	11,963	19,501	11,968
Central bank funds sold and securities purchased under resale agreements and securities borrowed	247,029	232,118	246,918	232,094
Trading assets	516,839	448,393	516,839	448,393
Securities available for sale	22,054	21,675	22,054	21,675
Other investments	1,443	2,329	1,687	2,408
Loans (excluding leases), net	165,297	148,549	166,107	150,904
Other financial assets	120,850	86,493	120,700	86,707
Financial liabilities:				
Noninterest-bearing deposits	30,387	30,005	30,387	30,005
Interest-bearing deposits	378,395	350,782	377,975	350,746
Trading liabilities	218,854	194,347	218,854	194,347
Central bank funds purchased and securities sold under repurchase agreements and securities loaned	210,369	168,105	210,264	168,078
Other short-term borrowings	19,793	20,549	19,794	20,538
Other financial liabilities	86,587	67,670	86,657	67,537
Long-term debt	132,495	113,554	132,846	113,803

METHODS AND ASSUMPTIONS

For short-term financial instruments, defined as those with remaining maturities of 90 days or less, the carrying amounts were considered to be a reasonable estimate of fair value. The following instruments were predominantly short-term.

Assets	Liabilities
Cash and due from banks	Interest-bearing deposits
Central bank funds sold and securities purchased under resale agreements and securities borrowed	Central bank funds purchased and securities sold under repurchase agreements and securities loaned
Interest-earning deposits with banks	Other short-term borrowings
Other financial assets	Other financial liabilities

For those components of the financial instruments listed above with remaining maturities greater than 90 days, fair value was determined by discounting contractual cash flows using rates which could be earned for assets with similar remaining maturities and, in the case of liabilities, rates at which the liabilities with similar remaining maturities could be issued as of the balance sheet date.

Trading assets (including derivatives), trading liabilities and securities available for sale are carried at their fair value.

For short-term loans and variable rate loans which reprice within 90 days, the carrying value was considered to be a reasonable estimate of fair value. For those loans for which quoted market prices were available, fair value was based on such prices. For other types of loans, fair value was estimated by discounting future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. In addition, the specific loss component of the allowance for loan losses, including recoverable amounts of collateral, was considered in the fair value determination of loans. Other investments consist primarily of investments in equity instruments (excluding, in accordance with SFAS 107, investments accounted for under the equity method).

Other financial assets consisted primarily of cash/margin receivables, receivables from prime brokerage, pending securities transactions past settlement date and loans held for sale, net.

Noninterest-bearing deposits do not have defined maturities. Fair value represents the amount payable on demand as of the balance sheet date.

Other financial liabilities consisted primarily of cash/margin payables, payables from prime brokerage, pending securities transactions past settlement date and accrued expenses.

The fair value of long-term debt was estimated by using market quotes, as well as discounting the remaining contractual cash flows using a rate at which the Group could issue debt with a similar remaining maturity as of the balance sheet date.

The fair value of commitments to extend credit was estimated by using market quotes. On this basis, at December 31, 2006, the fair value of commitments to extend credit approximated the allowance for these commitments of € 104 million.

[33] LITIGATION

ENRON LITIGATION. Deutsche Bank AG and certain of its affiliates are collectively involved in a number of lawsuits arising out of their banking relationship with Enron Corp., its subsidiaries and certain Enron-related entities ("Enron"). These lawsuits include a class action brought on behalf of shareholders of Enron, captioned Newby v. Enron Corp., which purported to allege claims against, among others, Deutsche Bank AG and certain of its affiliates under federal securities laws. On June 5, 2006, the court dismissed all of the claims in the Newby action against Deutsche Bank AG and its affiliates. On June 21, 2006, the lead plaintiff in Newby filed a motion requesting the court to reconsider the dismissal of Deutsche Bank AG and its affiliates from Newby. On February 8, 2007, the court denied the lead plaintiffs motion for reconsideration.

Also, an adversary proceeding has been brought by Enron in the bankruptcy court against, among others, Deutsche Bank AG and certain of its affiliates. In this proceeding, Enron seeks damages from the Deutsche Bank entities under various common law theories, seeks to avoid certain transfers to the Deutsche Bank entities as preferential or fraudulent, and seeks to subordinate certain of the claims made by the Deutsche Bank entities in the Enron bankruptcy.

In addition to Newby and the adversary proceeding described above, there are individual actions brought in various courts by Enron investors and creditors alleging federal and state law claims against Deutsche Bank AG and certain of its affiliates.

TAX-RELATED PRODUCTS. Deutsche Bank AG, along with certain affiliates, and current and former employees (collectively referred to as "Deutsche Bank"), have collectively been named as defendants in a number of legal proceedings brought by customers in various tax-oriented transactions. Deutsche Bank provided financial products and services to these customers, who were advised by various accounting, legal and financial advisory professionals. The customers claimed tax benefits as a result of these transactions, and the United States Internal Revenue Service has rejected those claims. In these legal proceedings, the customers allege that the professional advisors, together with Deutsche Bank, improperly misled the customers into believing that the claimed tax benefits would be upheld by the Internal Revenue Service. The legal proceedings are pending in numerous state and federal courts and in arbitration, and claims against Deutsche Bank are alleged under both U.S. state and federal law. Many of the claims against Deutsche Bank are asserted by individual customers, while others are asserted on behalf of a putative customers class. No litigation class has been certified as against Deutsche Bank. Approximately 54 legal proceedings have been resolved and dismissed with prejudice as against Deutsche Bank. Approximately 30 other legal proceedings remain pending as against Deutsche Bank and are currently at various pre-trial stages, including discovery.

The United States Department of Justice ("DOJ") is also conducting a criminal investigation of tax-oriented transactions that were executed from approximately 1997 through 2001. In connection with that investigation, DOJ has sought various documents and other information from Deutsche Bank and has been investigating the actions of various individuals and entities, including Deutsche Bank, in such transactions. In the latter half of 2005, DOJ brought criminal charges against numerous individuals based on their participation in certain tax-oriented transactions while employed by entities other than Deutsche Bank. In the latter half of 2005, DOJ also entered into a Deferred Prosecution Agreement with an accounting firm (the "Accounting Firm"), pursuant to which DOJ agreed to defer prosecution of a criminal charge against the Accounting Firm based on its participation in certain tax-oriented transactions provided that the Accounting Firm satisfied the terms of the Deferred Prosecution Agreement. On February 14, 2006, DOJ announced that it had entered into a Deferred Prosecution Agreement with a financial institution (the "Financial Institution"), pursuant to which DOJ agreed to defer prosecution of a criminal charge against the Financial Institution based on its role in providing financial products and services in connection with certain tax-oriented transactions provided that the Financial Institution satisfied the terms of the Deferred Prosecution Agreement. Deutsche Bank provided similar financial products and services in certain tax-oriented transactions that are the same or similar to the tax-oriented transactions that are the subject of the above-referenced criminal charges. Deutsche Bank also provided financial products and services in additional tax-oriented transactions as well. DOJ's criminal investigation is on-going.

KIRCH LITIGATION. In May 2002, Dr. Leo Kirch personally and as an assignee initiated legal action against Dr Breuer and Deutsche Bank AG alleging that a statement made by Dr. Breuer (then the Spokesman of Deutsche Bank's Management Board) in an interview with Bloomberg television on February 4, 2002 regarding the Kirch Group was in breach of laws and financially damaging to Kirch. On January 24, 2006 the German Federal Supreme Court sustained the action for the declaratory judgment only in respect of the claims assigned by the PrintBeteiligungs GmbH. Such action and judgment did not require a proof of any loss caused by the statement made in the interview. PrintBeteiligungs GmbH is the only company of the Kirch Group which was a borrower of Deutsche Bank. Claims by Kirch personally and by the group holding company, TaurusHolding GmbH & Co. KG, were dismissed. To be awarded a judgment for damages against Deutsche Bank AG, Dr. Kirch would have to file a new lawsuit; in such proceedings he would have to prove that the statement caused financial damages to PrintBeteiligungs GmbH and the amount thereof. We received a letter claiming damage in the amount of € 1.4 billion plus interest. In this letter the causality in respect of the basis and scope of the claimed damages was not substantiated.

In 2003 Dr. Kirch instituted legal action in the Supreme Court of the State of New York in which he seeks the award of compensatory and punitive damages based upon Dr. Breuer's interview. Upon introduction of additional plaintiffs and referral to the U.S. District Court for the Southern District of New York, the case was dismissed on September 24, 2004. The plaintiffs appealed this decision. On June 5, 2006, the U.S. Court of Appeals for the Second Circuit partly confirmed the dismissal of the claims and otherwise remanded the case to the court of first instance to decide for the remaining claims whether New York was an inconvenient forum or whether they have already been decided. Thereafter, the U.S. District Court for the Southern District of New York dismissed the case on the basis that New York was an inconvenient forum. The dismissal has become final.

On December 31, 2005 the KGL Pool GmbH filed a lawsuit against Deutsche Bank and Dr. Breuer. The lawsuit is based on alleged claims assigned from various subsidiaries of the former Kirch Group. The KGL Pool GmbH is also a plaintiff in the above mentioned case in the U.S. and seeks a declaratory judgment to the effect that Deutsche Bank AG and Dr. Breuer are jointly and severally liable for damages as a result of the interview statement and the behavior of Deutsche Bank in respect of several subsidiaries of the Kirch Group. We received a letter claiming damages in the amount of € 2 billion plus interest. In this letter the causality in respect of the basis and scope of the claimed damages was not substantiated.

PHILIPP HOLZMANN AG. Philipp Holzmann AG ("Holzmann") was a major German construction firm which filed for insolvency in March 2002. Deutsche Bank had been a major creditor bank and holder of an equity interest of Holzmann for many decades, and, from April 1997 until April 2000, a former member of Deutsche Bank AG's Management Board was the Chairman of its Supervisory Board. When Holzmann had become insolvent at the end of 1999, a consortium of banks led by Deutsche Bank participated in late 1999 and early 2000 in a restructuring of Holzmann that included the banks' extension of a credit facility, participation in a capital increase and exchange of debt into convertible bonds. The restructuring package amounted to about € 1.6 billion, of which Deutsche Bank's participation was € 547 million. In March 2002, Holzmann and several of its subsidiaries, including in particular imbau Industrielles Bauen GmbH ("imbau"), filed for insolvency. As a result of this insolvency, the administrators for Holzmann and for imbau and a group of bondholders have informed Deutsche Bank that they are asserting claims against it because of its role as lender to the Holzmann group prior to and after the restructuring and as leader of the consortium of banks which supported the restructuring. The purported claims include claims that amounts repaid to the banks constituted voidable preferences that should be returned to the insolvent entities and claims of lender liability resulting from the banks' support for an allegedly infeasible restructuring. Although Deutsche Bank is in ongoing discussions, several parties have filed lawsuits against it.

The administrator for imbau filed a lawsuit against Deutsche Bank in August 2004 alleging that payments (including interest) of € 77 million received by Deutsche Bank in respect of a loan extended to imbau until 1998 and in connection with a real estate transaction that was part of the restructuring constituted voidable preferences that should be returned to the insolvent entity. Several bondholders filed a lawsuit against Deutsche Bank in December 2005 seeking damages of € 53 million because of its allegedly unlawful support of Holzmann's 1999/2000 restructuring. Additionally, Gebema N.V. filed a lawsuit in 2000 seeking compensation for alleged damages of € 187 million against Deutsche Bank alleging deficiencies in the offering documents based on which Gebema N.V. had invested in equity and convertible bonds of Holzmann in 1998.

GENERAL. Due to the nature of its business, Deutsche Bank Group is involved in litigation, arbitration and regulatory proceedings in Germany and in a number of jurisdictions outside Germany, including the United States, arising in the ordinary course of business, including as specifically described above. In accordance with applicable accounting requirements, the Group provides for potential losses that may arise out of contingencies, including contingencies in respect of such matters, when the potential losses are probable and estimable. Contingencies in respect of legal matters are subject to many uncertainties and the outcome of individual matters is not predictable with assurance. Significant judgment is required in assessing probability and making estimates in respect of contingencies, and the Group's final liabilities may ultimately be materially different. The Group's total liability recorded in respect of litigation, arbitration and regulatory proceedings is determined on a case-by-case basis and represents an estimate of probable losses after considering, among other factors, the progress of each case, the Group's experience and the experience of others in similar cases, and the opinions and views of legal counsel. Predicting the outcome of the Group's litigation matters is inherently difficult, particularly in cases in which claimants seek substantial or indeterminate damages. Although the final resolution of any such matters could have a material effect on the Group's consolidated operating results for a particular reporting period, the Group believes that it should not materially affect its consolidated financial position. In respect of each of the matters specifically described above, each of which consists of a number of claims, it is the Group's belief that the reasonably possible losses relating to such claim in excess of its provisions are either not material or not estimable.

[34] TERRORIST ATTACKS IN THE UNITED STATES

As a result of the terrorist attacks in the United States on September 11, 2001, several of the Group's office buildings as well as a leased property were severely damaged or destroyed. Costs incurred by the Group as a result of the terrorist attacks include, but are not limited to, write-offs of fixed assets, expenses incurred to replace fixed assets that were damaged, relocation expenses, and expenses incurred to secure and maintain the damaged properties. The Group made claims for these costs through its insurance policies.

During 2006, the Group reached a final settlement with the two remaining insurers. Settlements were agreed with two other insurers in prior years. The final settlement resolved all outstanding claims and resulted in the receipt of U.S.$ 150 million as of December 31, 2006. Through December 31, 2006, the Group received aggregated payments from the four insurers and the Lower Manhattan Development Corporation ("LMDC") totaling U.S.$ 1.0 billion. During 2004, the LMDC purchased from the Group, for U.S.$ 90 million, the 130 Liberty Street land and building, which was severely damaged on September 11, 2001. These proceeds for the resolved portions of its claims exceeded the total amount of the net receivable on the balance sheet for asset write-offs, and environmental, consulting, and other costs. The final settlement for the equivalent of approximately € 125 million was recorded as revenues for the year ended December 31, 2006. The net insurance reimbursements and proceeds of the sale of the property at 130 Liberty Street resulted in a benefit of € 39 million and € 51 million for the years ended December 31, 2005 and 2004, respectively.

[35] SUPPLEMENTARY INFORMATION TO THE CONSOLIDATED FINANCIAL STATEMENTS ACCORDING TO § 292A HGB

As a condition for the exemption under Section 292a German Commercial Code (HGB) in the version effective until December 9, 2004 in connection with Article 57 para. 1 of the Introductory Act to the German Commercial Code (EGHGB), group accounts following U.S. GAAP must be prepared in conformity with the disclosure requirements of the European Union. The Consolidated Financial Statements of Deutsche Bank are in accordance with the Directives 83/349/EWG and 86/635/EWG with regard to the following information. These supplementary comments and disclosures do not refer definitely to items of our profit & loss or balance sheet formats according to U.S. GAAP. E.g. the item "Loans and advances to customers" is composed inter alia of partial amounts of loans, net, securities borrowed, securities purchased under resale agreements, and other assets.

TREASURY BILLS AND OTHER BILLS ELIGIBLE FOR REFINANCING WITH CENTRAL BANKS

in € m.	Dec 31, 2006	Dec 31, 2005
Treasury bills and similar securities	69,519	56,122
Other bills eligible for refinancing with central banks	619	1,062
Total	**70,138**	**57,184**

LOANS AND ADVANCES TO CREDIT INSTITUTIONS AND CUSTOMERS

in € m.	Dec 31, 2006	Dec 31, 2005
Loans and advances to credit institutions	**141,563**	**122,900**
Repayable on demand	65,225	58,433
Remaining maturity of		
up to three months	63,586	50,971
more than three months and up to one year	6,309	6,775
more than one year and up to five years	3,232	4,119
more than five years	3,211	2,602
Loans and advances to customers	**423,031**	**369,451**
Remaining maturity of		
up to three months	270,517	248,732
more than three months and up to one year	26,407	21,640
more than one year and up to five years	48,617	40,509
more than five years	77,490	58,570

DEBT SECURITIES AND OTHER FIXED-INCOME SECURITIES

in € m.	Dec 31, 2006	Dec 31, 2005
Issued by public-sector issuers	43,686	56,336
Issued by other issuers	193,483	164,308
Total	**237,169**	**220,644**

STRUCTURE AND DEVELOPMENT OF OTHER INVESTMENTS

in € m.	Equity method investments	Other equity investments	Total
Acquisition cost:			
as of Jan 1, 2006	5,058	2,376	7,434
Impairment	(5)	(8)	(13)
change in the group of consolidated companies	55	4	59
effects of exchange rate changes	(42)	(1)	(43)
Additions	2,816	609	3,425
Transfers	(171)	211	40
Disposals	(3,973)	(1,520)	(5,493)
as of Dec 31, 2006	3,738	1,671	5,409
Amortization:			
as of Jan 1, 2006	52	–	52
change in the group of consolidated companies	–	–	–
effects of exchange rate changes	1	–	1
Additions	–	–	–
Transfers	–	–	–
Disposals	–	–	–
as of Dec 31, 2006	53	–	53
Book values:			
as of Dec 31, 2006	3,685	1,671	5,356

Shareholdings in banks held at equity amounted to € 38 million (2005: € 1,932 million). Other equity investments included participating interests in the amount of € 911 million (2005: € 818 million), of which € 142 million (2005: € 1 million) related to investments in banks.

The list of shareholdings is deposited with the electronic Federal Gazette, but can also be ordered free of charge.

LOANS FROM AND ADVANCES AND LIABILITIES TO PARTICIPATING INTERESTS AND INVESTMENTS HELD AT EQUITY

Loans from and advances to participating interests and investments held at equity, trading assets related to these investees as well as debt securities available for sale issued by these investees amounted to € 3,690 million (2005: € 4,564 million).

Liabilities to participating interests and investments held at equity as well as trading liabilities related to these investees were € 7,254 million (2005: € 5,011 million).

INTANGIBLE ASSETS AND PREMISES AND EQUIPMENT

Land and buildings with a book value totaling € 1,995 million (2005: € 1,956 million) were used within the scope of our own activities.

in € m.	Goodwill	Other intangible assets	Premises and equipment	Total
Cost of acquisition/manufacture:				
as of Jan 1, 2006	9,350	1,311	8,903	19,564
Impairment	(31)	–	(8)	(39)
change in the group of consolidated companies	724	192	(975)	(59)
effects of exchange rate changes and other	(683)	(132)	(248)	(1,063)
Additions	–	53	971	1,024
Transfers	–	–	(11)	(11)
Disposals	–	(6)	(724)	(730)
as of Dec 31, 2006	9,360	1,418	7,908	18,686
Amortization/depreciation:				
as of Jan 1, 2006	2,305	113	3,824	6,242
change in the group of consolidated companies	(1)	–	(108)	(109)
effects of exchange rate changes and other	(88)	(11)	(96)	(195)
Additions	–	49	477	526
Transfers	–	–	(13)	(13)
Disposals	–	–	(325)	(325)
as of Dec 31, 2006	2,216	151	3,759	6,126
Book value:				
as of Dec 31, 2006	7,144	1,267	4,149	12,560

SUBORDINATED ASSETS

The total amount of subordinated assets was € 2,965 million (2005: € 4,539 million).

LIABILITIES TO CREDIT INSTITUTIONS AND CUSTOMERS

in € m.	Dec 31, 2006	Dec 31, 2005
Amounts owed to credit institutions	**397,969**	**339,226**
Repayable on demand	268,696	210,504
With agreed maturity date or period of notice		
up to three months	103,670	106,843
more than three months and up to one year	12,872	8,241
more than one year and up to five years	5,859	6,198
more than five years	6,872	7,440
Savings deposits	**32,547**	**29,127**
With agreed period of notice		
up to three months	24,719	23,485
more than three months and up to one year	6,367	4,215
more than one year and up to five years	1,441	1,402
more than five years	20	25
Other liabilities to customers	**363,156**	**319,704**
Repayable on demand	171,069	162,457
With agreed maturity date or period of notice		
up to three months	148,041	128,772
more than three months and up to one year	14,058	7,911
more than one year and up to five years	12,117	8,503
more than five years	17,871	12,061
Debt securities issued	**99,230**	**85,232**
Other liabilities evidenced by paper	**62,427**	**58,321**
Remaining maturity of		
up to three months	32,469	26,484
more than three months and up to one year	23,454	27,736
more than one year and up to five years	5,320	2,927
more than five years	1,184	1,174

SUBORDINATED LIABILITIES

The following table shows the significant subordinated liabilities.

Currency	Amount	Issuer/type	Interest rate	Maturity
EUR	750,000,000.–	Deutsche Bank AG, callable note of 2002	var. 5.38 %	Mar 27, 2012
EUR	1,100,000,000.–	Deutsche Bank AG, bond of 2003	5.13 %	Jan 31, 2013
EUR	1,000,000,000.–	Deutsche Bank AG, bond of 2004	var. 3.88 %	Jan 16, 2014
EUR	750,000,000.–	Deutsche Bank AG, bond of 2005	var. 3.91 %	Sep 22, 2015
EUR	1,000,000,000.–	DB Capital Funding LLC IV, Wilmington/USA, Issue proceeds passed on to Deutsche Bank AG	5.33 %	Sep 19, 2023
EUR	900,000,000.–	DB Capital Funding LLC VI, Wilmington/USA, Issue proceeds passed on to Deutsche Bank AG	6.00 %	Jan 28, 2035
US-$	800,000,000.–	Deutsche Bank Financial Inc., Dover/USA, "Yankee"-bond of 2003	5.38 %	Mar 2, 2015
US-$	800,000,000.–	DB Capital Funding LLC VII, Wilmington/USA, Issue proceeds passed on to Deutsche Bank AG	5.63 %	Jan 19, 2036
US-$	650,000,000.–	DB Capital Funding LLC I, Wilmington/USA, Issue proceeds passed on to Deutsche Bank AG	7.87 %	Jun 30, 2009
US-$	600,000,000.–	DB Capital Funding LLC VIII, Wilmington/USA, Issue proceeds passed on to Deutsche Bank AG	6.38 %	perpetual

For the above subordinated liabilities there is no premature redemption obligation on the part of the issuers. In case of liquidation or insolvency, the claims and interest claims resulting from these liabilities are subordinate to those claims of all creditors of the issuers that are not also subordinated. These conditions also apply to the subordinated borrowings not specified individually.

FOREIGN CURRENCY

The table shows the effects of exchange rate changes on the balance sheet.

in € m.	Dec 31, 2006	Dec 31, 2005
Foreign currency assets	769,700	663,500
thereof U.S.$	481,500	436,800
Foreign currency liabilities (excluding capital and reserves)	653,900	580,700
thereof U.S.$	408,500	350,000
Change in total assets owing to parity changes for foreign currencies[1]	(76,800)	97,400
thereof due to U.S.$	(75,600)	67,900

1 Based on the asset side.

TRUST ACTIVITIES

TRUST ASSETS

in € m.	Dec 31, 2006	Dec 31, 2005
Interest-earning deposits with banks	627	904
Securities available for sale	64	65
Loans	6,914	8,402
Others	1,488	1,458
Total	**9,093**	**10,829**

TRUST LIABILITIES

in € m.	Dec 31, 2006	Dec 31, 2005
Deposits	4,110	5,950
Long-term debt	3,460	3,309
Others	1,523	1,570
Total	**9,093**	**10,829**

INTEREST REVENUES

Interest revenues include interest income from debt securities available for sale and other investments in the amount of € 787 million (2005: € 602 million).

DIVIDEND INCOME FROM SECURITIES AVAILABLE FOR SALE AND OTHER INVESTMENTS

Dividend income from securities available for sale and other investments amounted to € 206 million (2005: € 264 million). Included in this figure is dividend income on equity securities available for sale in the amount of € 128 million (2005: € 223 million).

COMMISSION INCOME

Commissions receivable amounted to € 13,874 million (2005: € 12,406 million) and commissions payable to € 2,330 million (2005: € 2,317 million), especially in securities business and for asset management.

The following administration and agency services were provided for third parties: custodian, asset management, administration of trust assets, referral of mortgages, insurance policies and property finance agreements, as well as mergers & acquisitions.

STAFF COSTS

in € m.	2006	2005
Wages and salaries	10,818	9,315
Social security costs	1,831	1,678
thereof: those relating to pensions	554	450
Total	**12,649**	**10,993**

OTHER OPERATING INCOME AND EXPENSES

Other income from ordinary activities consisted, among other things, of recoveries of loan losses from successful workout activities, income from loans held for sale and amounts received from the settlement of insurance claims in respect of business interruption losses and costs related to the terrorist attacks of September 11, 2001 in the United States. These items were partly offset by losses from qualifying hedges.

Other current expenses from ordinary activities consisted, among other things, of net losses from operational risks, other taxes, a goodwill impairment charge related to a fully consolidated private equity investment and sundry other items.

RESULT FROM FINANCIAL INVESTMENTS

in € m.	2006	2005
Result from securities available for sale	407	1,055
Result from other investments[1]	252	186
Total	**659**	**1,241**

1 Excluding investments held at equity and investments held by designated investment companies.

EXTRAORDINARY ITEMS

There are no extraordinary items to be reported for 2006 and 2005.

MANAGEMENT BOARD AND SUPERVISORY BOARD

In 2006, the total compensation of the Management Board was € 32,901,538.29 (2005: € 28,716,909), thereof € 28,294,058 (2005: € 24,560,000) for variable components. The aggregate compensation taking into account the expense booked in the financial year for long-term incentive components granted in the financial year and in previous years amounted to € 26,835,169.

Former members of the Management Board of Deutsche Bank AG or their surviving dependents received € 27,453,020.59 (2005: € 17,318,339). In addition to a fixed payment of € 1,157,680 (2005: € 1,124,620) (including value-added tax), the Supervisory Board received dividend-related emoluments totaling € 2,773,076.67 (2005: € 1,485,670).

Provisions for pension obligations to former members of the Management Board and their surviving dependents totaled € 193,366,824 (2005: € 191,854,101).

At the end of 2006, loans and advances granted and contingent liabilities assumed for members of the Management Board amounted to € 1,219,000 (2005: € 885,200) and for members of the Supervisory Board of Deutsche Bank AG to € 1,567,000 (2005: € 427,300).

STAFF

The average number of effective staff employed in 2006 was 65,745 (2005: 64,036) of whom 27,510 (2005: 27,004) were women. Part-time staff is included in these figures proportionately. An average of 39,451 (2005: 37,253) staff members worked abroad.

OTHER PUBLICATIONS

The list of mandates gives details of mandates in Germany and abroad. It can be obtained free of charge.

RECONCILIATION COMMENTS

Differences in accounting and measurement methods in the Consolidated Financial Statements: U.S. GAAP compared to German Commercial Code (HGB).

TRADING ASSETS. Trading assets include securities held for trading purposes and positive market values from outstanding derivative financial instruments.

TRADING LIABILITIES. Trading liabilities comprise short positions and negative market values from derivative financial instruments.

TRADING ACTIVITIES IN THE ANNUAL FINANCIAL STATEMENTS ACCORDING TO HGB. In accordance with statements by the Banking Committee of the Institute of Auditors in Germany (IDW Institut der Wirtschaftsprüfer in Deutschland e.V.) and common practice, it is permissible to account for financial instruments at market values under certain conditions. In this context, the financial instruments are combined as valuation units in portfolios and reported at market values subject to value compensation and a markdown for risk (value-at-risk).

Financial instruments are included in the corresponding balance sheet items. As a result, positive market values from derivative financial instruments are reported under sundry assets and negative market values from derivative financial instruments under sundry liabilities.

NETTING IN TRADING ACTIVITIES. Trading assets and trading liabilities are netted if there is an enforceable master netting agreement. Similarly, positive and negative market values from derivative financial instruments with the same counterparty are netted under existing master netting agreements. Furthermore, long and short positions in a marketable security are also reported net (so-called "CUSIP/ISIN netting").

In the Annual Financial Statements according to HGB, netting of trading activities is basically not allowed. This applies in particular to the netting of positive and negative market values on the basis of master netting agreements. An exception to this is the so-called CUSIP/ISIN netting.

SECURITIES AVAILABLE FOR SALE. Financial assets classified as securities available for sale are carried at fair value, whereby, unrealized gains and losses are reported within "shareholders' equity" and realized gains and losses are recorded in earnings. Under the German Commercial Code these holdings are carried at lower-of-cost-or-market on the balance sheet.

GOODWILL. Under U.S. GAAP, goodwill is not amortized but tested for impairment on an ongoing basis. Under the German Commercial Code and German Accounting Standards, goodwill is amortized over a period of up to 20 years.

PREMISES AND EQUIPMENT

TAX BASES. Premises and equipment are not reported based on the tax value in the U.S. GAAP financial statements. As a result, premises and equipment are usually carried at a higher value compared with statements prepared under the German Commercial Code.

SOFTWARE COSTS. Certain costs for self-developed software are capitalized if the specific conditions of U.S. GAAP are fulfilled. Under the German Commercial Code, all construction costs related to self-developed software are expensed as incurred if not subject to the exceptions issued by the Bundesministerium der Finanzen (German Ministry of Finance).

PROVISIONS

FOR PENSION PLANS AND SIMILAR OBLIGATIONS. Forecasted salary growth is taken into account in the actuarial calculation of pension provisions. Effects of plan amendments on the pension liability are deferred and not fully recognized in P&L immediately. Also, market interest rates are utilized.

In case of pension trusts whose designated trust assets serve solely to secure the long-term pension commitments made by the bank and therefore are segregated from the bank's other operating assets, the pension liabilities are offset with the designated plan assets for reporting purposes. The corresponding profit components are also offset. The German Commercial Code does not allow such offsetting for balance sheet and P&L reporting purposes.

DEFERRED TAXES. Deferred taxes are recorded in accordance with the balance sheet-related temporary differences concept whereby the carrying amounts of individual assets and liabilities in the balance sheet are compared with the values for tax purposes. Temporary differences between these values result in deferred tax assets or deferred tax liabilities. On the other hand, tax deferrals according to the German Commercial Code are only admissible as timing differences between commercial-law results and the profit to be calculated in accordance with tax regulations.

OWN BONDS/OWN SHARES. Repurchased own bonds are extinguished. Differences between cost and issuing value are recognized in the statement of income. Own shares (treasury shares) are deducted from shareholders' equity with their acquisition cost. Gains and losses are directly attributed to additional paid-in capital/retained earnings.

MINORITY INTERESTS. Minority interests are reported as other liabilities.

TRUST BUSINESS. In accordance with its economic content, trust business which the bank transacts in its own name, but for third-party account, is not reported on the face of the balance sheet.

[36] CORPORATE GOVERNANCE

Deutsche Bank AG has approved the Declaration of Conformity in accordance with § 161 of the German Corporation Act (AktG) and made it accessible to shareholders.

[37] PRINCIPAL ACCOUNTING FEES AND SERVICES

The table below gives a breakdown of the fees charged by our auditors for the 2006 and 2005 financial year:

Fee category in € m.	2006	2005
Audit fees	44	42
thereof to KPMG Germany	18	22
Audit-related fees	10	9
thereof to KPMG Germany	4	4
Tax fees	7	8
thereof to KPMG Germany	3	2
Total fees	**61**	**59**

For further information please refer to our Corporate Governance Report.

[38] MANAGEMENT BOARD IN THE REPORTING YEAR

JOSEF ACKERMANN
Chairman

HUGO BÄNZIGER (from May 4, 2006)

CLEMENS BÖRSIG (until May 3, 2006)

ANTHONY DI IORIO (from May 4, 2006)

TESSEN VON HEYDEBRECCK

HERMANN-JOSEF LAMBERTI

Statement by the Management Board

The Management Board of Deutsche Bank AG is responsible for the Consolidated Financial Statements. They have been prepared in accordance with accounting principles generally accepted in the United States of America and thus fulfill the conditions of § 292a German Commercial Code in the version effective until December 9, 2004 for exemption from preparation of consolidated financial statements in accordance with German commercial law. In addition, the disclosure requirements of the European Union have been met.

The responsibility for correct accounting requires an efficient internal management and control system and a functioning audit apparatus. Deutsche Bank's internal control system is based on written communication of policies and procedures governing structural and procedural organization, enlarged risk controlling for default and market risks as well as the segregation of duties. It covers all business transactions, assets and records. Deutsche Bank's audit is carried out in accordance with the extensive audit plans covering all divisions of the Group and also including compliance with the organizational terms of reference.

KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft audited the Consolidated Financial Statements in accordance with German auditing regulations, and in supplementary compliance with auditing standards generally accepted in the United States of America and issued an unqualified opinion. KPMG Deutsche Treuhand-Gesellschaft and the Audit Department of Deutsche Bank had free access to all documents needed in the course of their audits for an evaluation of the Consolidated Financial Statements and for an assessment of the appropriateness of the internal control system.

Josef Ackermann

Hugo Bänziger

Tessen von Heydebreck

Anthony Di Iorio

Hermann-Josef Lamberti

Independent Auditors' Report

We have audited the consolidated financial statements, comprising the balance sheet, the income statement, the statement of comprehensive income and the statements of changes in shareholders' equity and cash flows as well as the notes to the financial statements prepared by Deutsche Bank Aktiengesellschaft for the business year from January 1, 2006 to December 31, 2006. The preparation and the content of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit of the consolidated financial statements in accordance with German auditing regulations and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (German Institute of Auditors), and in supplementary compliance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit such that it can be assessed with reasonable assurance whether the consolidated financial statements are free of material misstatements. The evidence supporting the amounts and disclosures in the consolidated financial statements is examined on a test basis within the framework of the audit. The audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based on the results of our audit, the consolidated financial statements give a true and fair view of the net assets, financial position, results of operations and cash flows of the Group for the business year in accordance with accounting principles generally accepted in the United States of America.

Our audit, which also extends to the structured presentation of additional disclosures with regard to the Group's position required by Article 36 of the 7th EU Directive prepared by the Company's management for the business year from January 1, 2006 to December 31, 2006, has not led to any reservations. In our opinion on the whole the structured presentation, together with the other disclosures in the consolidated financial statements, provides a suitable understanding of the Group's position and suitably presents the opportunities and risks of future development. In addition, we confirm that the consolidated financial statements and the structured presentation of additional disclosures with regard to the Group's position for the business year from January 1, 2006 to December 31, 2006 satisfy the conditions required for the Company's exemption from its duty to prepare consolidated financial statements and the group management report in accordance with German law.

Frankfurt am Main, March 9, 2007

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Becker
Wirtschaftsprüfer

Bose
Wirtschaftsprüfer

Report of the Supervisory Board

During the past year, we extensively discussed the bank's economic and financial development, strategy and planning. We advised the Management Board and monitored its management of business. The Management Board reported to us regularly, without delay and comprehensively on business policies and other fundamental issues relating to management and corporate planning, strategy, the bank's financial development and earnings situation, the bank's risk management as well as transactions and events that were of significant importance to the bank. We were involved in decisions of fundamental importance. Between the meetings, the Management Board kept us informed in writing of important events. In addition, resolutions were passed, where necessary, by circulation procedure. Moreover, important topics and upcoming decisions were also dealt with in regular discussions between the Chairman of the Management Board and the Chairman of the Supervisory Board.

2006 was an exceptionally successful financial year for Deutsche Bank. The bank was able to clearly surpass its targeted return on equity of 25 % as a multiple-year average. All of the bank's divisions contributed to these outstanding results. We would like to thank all of the bank's employees for their great personal dedication during the 2006 financial year.

Following the successful completion of the first two phases of its management agenda, Deutsche Bank has become a leading global investment bank with a strong and profitable private clients franchise. We extensively discussed the new management agenda issued by the Management Board and approved it. The agenda consistently follows through on the successful strategy of the first two phases. The bank intends to continue to invest in its core businesses, through organic growth, but also through targeted complementary acquisitions. Global Transaction Banking and PCAM, divisions that deliver stable contributions to earnings, are to be expanded further, and the bank will make even greater use of the opportunities for growth from its competitive edge in investment banking. At the same time, the bank will maintain its cost, risk, capital and regulatory compliance discipline. We are convinced we have the right strategy. Deutsche Bank is well positioned to continue on its current path of growth and remain successful.

MEETINGS OF THE SUPERVISORY BOARD

The Supervisory Board held six meetings in the 2006 financial year.

At the first meeting of the year on February 1, 2006, we discussed the development of business in 2005, the key figures of the Annual Financial Statements for 2005, the dividend proposal and the corporate planning for the years 2006 to 2008. Furthermore, Dr. Ackermann was designated Chairman of the Management Board, his appointment to the Management Board was extended to the end of the Ordinary General Meeting 2010, and the appointment of Dr. von Heydebreck was extended to the end of the Ordinary General Meeting 2007.

On March 17, 2006, we approved the Annual Financial Statements for 2005, which were thus established. Furthermore, discussions were held on the Corporate Governance Report as well as the Compliance and Anti-Money Laundering Report, the resolution proposals for the agenda of the General Meeting 2006 were approved, and we discussed the Group's risk management. We consulted on the planned acquisition of Berliner Bank and received reports on the management and control in the bank's regions and on the development of the bank in America.

At an additional meeting on April 2, 2006, Dr. Breuer announced that he would be resigning as member of the Supervisory Board with effect from the end of May 3, 2006, and explained the reasons for his decision. Following the extensive consideration and discussion of alternatives, which included both internal and external candidates, the Supervisory Board came to the unanimous conclusion that Dr. Börsig should transfer to the Supervisory Board and become its Chairman, as the Chair should only be transferred to someone who is familiar with the complex nature of a bank with global operations through personal and senior managerial experience. Dr. Börsig's appointment as member of the Management Board of Deutsche Bank AG ended through mutual agreement with effect from the end of May 3, 2006. The Supervisory Board furthermore resolved that Dr. Börsig's election to the Supervisory Board be proposed to the General Meeting. In addition, Mr. Di Iorio and Dr. Bänziger were appointed members of the Management Board. Following the meeting, the Chairman's Committee concluded a severance agreement with Dr. Börsig. The Register Court appointed Dr. Börsig member of the Supervisory Board for the period May 4, 2006, until the end of the General Meeting 2006. On June 1, 2006, the General Meeting elected Dr. Börsig member of the Supervisory Board. At the subsequent meeting of the Supervisory Board, we reelected him Chairman of the Supervisory Board until the conclusion of the Supervisory Board's term of office.

At the meeting on July 31, 2006, we obtained information on the development of business in the first half of 2006. Furthermore, the development of the bank in India was reported on, and additional possibilities of expansion were discussed. We also approved a new version of the Terms of Reference and the Business Allocation Plan for the Management Board.

At the last meeting on October 31, 2006, discussions focused in detail on the development of business in the first nine months and, in particular, on the bank's further strategic development, the expansion of the business divisions and the potential to leverage the bank's global presence. Furthermore, we discussed the Human Resources Report on staff development and succession planning.

All members of the Supervisory Board participated in all of the Supervisory Board meetings with only few exceptions in the year 2006.

THE COMMITTEES OF THE SUPERVISORY BOARD

The Chairman's Committee met five times during the reporting period. At its meetings, the Committee handled issues relating to the Management Board and, in particular, the determination of the variable compensation components for the Management Board for 2005, succession planning for the Management Board and the process of selecting new Supervisory Board members. It also prepared the corresponding resolutions for the Supervisory Board. Furthermore, it discussed the introduction of a new Terms of Reference and new Business Allocation Plan for the Management Board as well as amendments to the Declaration of Conformity and the Terms of Reference for the Supervisory Board and its committees.

At its six meetings, the Risk Committee discussed exposures subject to mandatory approval under German law and the Articles of Association as well as all major loans and loans entailing increased risks. Where necessary, the Risk Committee gave its approval. Apart from credit, liquidity, country and market risks, the Committee also discussed operational, legal and reputational risks extensively. Furthermore, global industry portfolios were presented according to a specified plan and discussed at length.

The Audit Committee met five times last year. Representatives of the bank's auditor also attended its meetings. Subjects covered were the audit and approval of the Annual Financial Statements and Consolidated Financial Statements, quarterly financial statements, Forms 20-F and 6-K for the Securities and Exchange Commission, as well as the interim reports. The Committee dealt with the proposal for the election of the auditor for the 2006 financial year, issued the audit mandate with certain audit areas of focus, resolved on the auditor's remuneration and verified the auditor's independence in accordance with the German Corporate Governance Code and the rules of the US Public Company Accounting Oversight Board. The Audit Committee is convinced that, as in the previous years, there are no conflicts of interest on the part of the bank's auditor. Furthermore, the Committee discussed the conversion to IFRS accounting and, in detail, the regulations of the Sarbanes-Oxley Act relating to the implementation of the internal control system, and it also received detailed progress reports on this. When necessary, resolutions were passed or resolutions were recommended for the Supervisory Board. The Audit Committee had reports submitted to it regularly on the engagement of accounting firms, including the auditor, with non-audit-related tasks, on the work of Internal Audit as well as on legal and reputational risks. The Audit Committee did not receive any complaints in connection with accounting, internal accounting controls and auditing matters.

Meetings of the Mediation Committee, established pursuant to the provisions of the Co-Determination Act, were not necessary in 2006.

The committee chairmen reported regularly to the Supervisory Board on the work of its committees.

CORPORATE GOVERNANCE

As in the preceding years, discussions were held on the implementation of the regulations of the German Corporate Governance Code and the U.S. Sarbanes-Oxley Act at several of the Supervisory Board, Chairman's Committee and Audit Committee meetings. In February 2006, we discussed the results of the appraisal of the efficiency of the Supervisory Board, which was conducted using a company-specific questionnaire in autumn 2005, as well as suggestions for improvement. Recommendations were implemented regarding the supply of information to the Supervisory Board as well as the agenda and procedures of the Supervisory Board meetings. In October 2006, the Audit Committee also conducted its own appraisal of efficiency using a previously distributed questionnaire. Representatives of the bank's auditor also participated in this. In order to address the increased requirements, a resolution was passed to generally hold an additional Audit Committee meeting in December, starting from 2007 on, to discuss, among other things, current issues in accounting.

Executive sessions, i.e. meetings of the Supervisory Board without the Management Board, took place on several occasions.

The Supervisory Board determined that it has what it considers to be an adequate number of independent members.

The Declaration of Conformity pursuant to § 161 German Stock Corporation Act (AktG), last issued by the Supervisory Board and Management Board in October 2005 and amended on April 2, 2006, was reissued at the Supervisory Board meeting on October 31, 2006.

A comprehensive presentation of the bank's corporate governance, including the text of the Declaration of Conformity issued on October 31, 2006, can be found in the Financial Report on pages 212-213 and on our website in the Internet at www.deutsche-bank.com. The Terms of Reference of the Supervisory Board and its committees as well as of the Management Board are also published there.

CONFLICTS OF INTEREST AND THEIR HANDLING

The Risk Committee dealt with the loan approvals required pursuant to § 15 of the German Banking Act (KWG). Supervisory Board members who were also board members of the respective borrowing company when the resolutions were taken did not participate in the discussion and voting.

As in the preceding years, the Supervisory Board was kept informed regularly on Dr. Kirch's lawsuits against Deutsche Bank and Dr. Breuer, and discussed further courses of action. Also the actions for rescission and to obtain information filed in connection with the General Meetings 2003, 2004, 2005 and 2006 were regularly and comprehensively discussed, along with possible consequences. At its meetings on February 1, 2006, and March 17, 2006, the Supervisory Board analyzed, without Dr. Breuer's participation, the consequences of the German Supreme Court ruling of January 24, 2006, and discussed future courses of action.

Dr. Börsig declared that, in his function as member of the Supervisory Board and its committees, he would not participate in the discussions and voting on all the issues that related to his previous membership on the Management Board and could give cause for a conflict of interests.

COMMENTS PURSUANT TO § 289 (4) AND § 315 (4) GERMAN COMMERCIAL CODE (HGB)
The Supervisory Board discussed the disclosures pursuant to § 289 (4) and § 315 (4) German Commercial Code (HGB) in the Management Report as well as in the Management Report for the Consolidated Financial Statements and comments on these as follows:

The disclosures on the subscribed capital and shares appropriately reflect the situation as of December 31, 2006. To the extent new shares were issued during the current financial year through the exercising of option rights, these grant a profit participation only starting with the current financial year, unlike already existing shares.

Restrictions on the voting rights of the shares may arise on the basis of the regulations of the Stock Corporation Act (AktG). For example, under certain conditions, shareholders are prohibited from voting (§ 136 Stock Corporation Act (AktG)). Furthermore, the company has no voting rights from its own shares (§ 71 b Stock Corporation Act (AktG)). The Supervisory Board is not aware of any contractual restrictions relating to the voting right or transfer of shares.

The bank has not received any notification of shareholdings in the company's capital exceeding 10 % of the voting rights. For this reason, the disclosure on this has been omitted.

A description of shares with special rights granting control authorities is not necessary as such shares have not been issued.

An explanation of the special controls of voting rights for staff shareholdings has been omitted, as the employees who participate in the bank's capital exercise their control rights like other shareholders.

The disclosures on the appointment and dismissal of members of the Management Board are fairly stated in accordance with the statutory regulations and Articles of Association. The same applies to the information on amendments to the Articles of Association.

The authority of the Management Board to issue or repurchase shares is appropriately stated with the reference to the authorizations approved by the General Meeting.

The Supervisory Board is not aware of any material agreements that are contingent on a change of control following a takeover offer.

To the extent, that a compensation has been agreed with the members of the Management Board in the event of a change of control, this agreement serves to preserve the independence of the Management Board members. The corresponding commitments to other senior managers also serve to secure their contractual legal positions.

ANNUAL FINANCIAL STATEMENTS
KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Frankfurt am Main, the auditor of the Annual Financial Statements elected at last year's General Meeting, has audited the accounting, the Annual Financial Statements and the Management Report for 2006 as well as the Consolidated Financial Statements with the related Notes and Management Report for 2006. The audits led in each case to an unqualified opinion. After inspecting the reports of the auditor of the Annual Financial Statements, we agreed with the results of these audits.

Today, we established the Annual Financial Statements prepared by the Management Board and approved the Consolidated Financial Statements. We agree with the Management Board's proposal for the appropriation of profits and with the payment of a dividend of €4.00 per no par value share entitled to dividend payment.

PERSONNEL ISSUES

The court proceedings against our Chairman of the Management Board Dr. Ackermann and others before the Düsseldorf District Court in the Mannesmann case, the continuation of which had become necessary as a result of the Supreme Court ruling on December 21, 2005, were terminated on November 29, 2006, subject to non-penal payments. The court expressly emphasized that no findings of guilt whatsoever were connected with the termination of the proceedings. We were thus confirmed in our opinion, which we had expressed right from the start. We are pleased that Dr. Ackermann will dedicate his entire energy to continuing to lead Deutsche Bank on its successful course.

As also specified above, Dr. Börsig left the Management Board with effect from the end of May 3, 2006. We appointed Mr. Di Iorio and Dr. Bänziger members of the Management Board with effect from May 4, 2006. Mr. Di Iorio took on functional responsibility as Chief Financial Officer and Dr. Bänziger as Chief Risk Officer.

Dr. Breuer resigned his Supervisory Board mandate with effect from the end of May 3, 2006. The Supervisory Board thanks Dr. Breuer for his prudent and successful leadership of this body over the four years he was Chairman of the Supervisory Board of Deutsche Bank AG. As his successor, Dr. Börsig was appointed member of the Supervisory Board by the Register Court for the period from May 4, 2006, until the end of the General Meeting on June 1, 2006, and elected by the Supervisory Board to be its Chairman. The General Meeting on June 1, 2006, elected him member of the Supervisory Board for the remainder of the term of office, i.e. until the end of the Ordinary General Meeting in 2008. At the subsequent meeting of the Supervisory Board, we reelected him Chairman of the Supervisory Board until the conclusion of the Supervisory Board's term of office.

Mr. Funk was a member of the Supervisory Board until February 1, 2006. He was replaced for the remainder of his term of office by Mr. Kazmierczak. Ms. Mönig-Raane and Mr. Woeste were members of the Supervisory Board until June 1, 2006. Mr. Lévy was elected member of the Supervisory Board by the General Meeting on June 1, 2006, for the remainder of the Supervisory Board's term of office. On June 2, 2006, Mr. Herzberg was appointed member of the Supervisory Board by the Register Court for the remainder of the term of office. Professor Dr. Dr. h. c. Kirchhof was a member of the Supervisory Board until July 15, 2006. As his successor, Dr. Siegert was appointed by order of the Register Court with effect from July 16, 2006, until the end of the Ordinary General Meeting 2007. He will stand for election to the Supervisory Board by the General Meeting on May 24, 2007.

We thank all of the members who left last year for their dedicated work on the Supervisory Board and for their constructive assistance to the company and the Management Board during the past years.

Frankfurt am Main, March 21, 2007
The Supervisory Board

Dr. Clemens Börsig
Chairman

Corporate Governance Report

MANAGEMENT BOARD AND SUPERVISORY BOARD

MANAGEMENT BOARD

The Management Board is responsible for managing the company. Its members are jointly accountable for the management of the company. The duties, responsibilities and procedures of our Management Board and the committees installed by the Board are specified in its Terms of Reference, which are available on our Internet website (www.deutsche-bank.com/corporate-governance).

On May 3, 2006, Dr. Clemens Börsig left the Management Board and, with effect from May 4, 2006, was appointed member of the Supervisory Board by the court. On April 2, 2006, the Supervisory Board appointed Anthony Di Iorio and Dr. Hugo Bänziger as new members of the Management Board with effect from May 4, 2006. The following paragraphs show information on the current members of the Management Board. The information includes their ages as of December 31, 2006, the year in which they were appointed and the year in which their term expires, their current positions or area of responsibility and their principal business activities outside our company. The members of our Management Board have generally undertaken not to assume chairmanships of supervisory boards of companies outside our consolidated group.

DR. JOSEF ACKERMANN
Age: 58
First Appointed: 1996
Term Expires: 2010

Dr. Josef Ackermann joined Deutsche Bank as a member of the Management Board in 1996, where he was responsible for the investment banking division. On May 22, 2002, Dr. Ackermann was appointed Spokesman of the Management Board and Chairman of our Group Executive Committee. On February 1, 2006, he was appointed Chairman of the Management Board.

After studying Economics and Social Sciences at the University of St. Gallen, he worked at the University's Institute of Economics as research assistant and received a doctorate in Economics. Dr. Ackermann started his professional career in 1977 at Schweizerische Kreditanstalt (SKA) where he held a variety of positions in Corporate Banking, Foreign Exchange/Money Markets and Treasury, Investment Banking and Multinational Services. He worked in London and New York, as well as at several locations in Switzerland. Between 1993 and 1996, he served as President of SKA's Executive Board, following his appointment to that board in 1990.

Dr. Ackermann engages in the following principal business activities outside our company: He is a member of the supervisory boards of Bayer AG and Siemens AG (second deputy chairman). Until June 30, 2006, he was a member of the supervisory boards of Deutsche Lufthansa AG and Linde AG.

DR. HUGO BÄNZIGER
Age: 50
First Appointed: 2006
Term Expires: 2009

Dr. Hugo Bänziger became a member of our Management Board on May 4, 2006. He is our Chief Risk Officer and a member of the Group Executive Committee. He joined Deutsche Bank in London in 1996 as Head of Global Markets Credit. He was appointed Chief Credit Officer in 2000 and became Chief Risk Officer for Credit and Operational Risk in 2004.

Dr. Bänziger began his career in 1983 at the Swiss Federal Banking Commission in Berne. From 1985 to 1996, he worked at Credit Suisse in Zürich and London, first in Retail Banking and subsequently as Relationship Manager in Corporate Finance. In 1990 he was appointed Global Head of Credit for CS Financial Products.

He studied Modern History, Law and Economics at the University of Berne where he subsequently earned a doctorate in Economic History.

Dr. Bänziger engages in the following principal business activities outside our company: He is a member of the Supervisory Board of EUREX Clearing AG, EUREX Frankfurt AG and a member of the Board of Directors of EUREX Zürich AG.

DR. TESSEN VON HEYDEBRECK
Age: 61
First Appointed: 1994
Term Expires: 2007

Dr. Tessen von Heydebreck joined our Management Board in 1994. From 1994 to 1996, he was a deputy member of the Management Board. He is our Chief Administrative Officer, a member of the Group Executive Committee and serves as Deutsche Bank's Corporate Governance Officer.

Dr. von Heydebreck joined Deutsche Bank in 1974 and worked in various positions in Northern Germany, ultimately as regional head in Hamburg.

He studied Law at the Universities of Göttingen and Freiburg. After passing the First and the Second State Examinations in Law, he earned a doctorate in Law from Göttingen University.

Dr. von Heydebreck engages in the following principal business activities outside our company: He is a supervisory board member at BASF AG and BVV Versicherungsverein des Bankgewerbes a.G and was a member of the supervisory board of Dürr AG until May 2006.

ANTHONY DI IORIO
Age: 63
First Appointed: 2006
Term Expires: 2008

Anthony Di Iorio became member of our Management Board on May 4, 2006. He is our Chief Financial Officer and a member of the Group Executive Committee. He joined Deutsche Bank in April 2001 as Head of Corporate Center Controlling and shortly thereafter became the Group Controller, based in Frankfurt.

Mr. Di Iorio began his professional career with KPMG. Joining as a member of their audit department in New York, he later moved to the management consulting unit and was ultimately responsible for the financial institutions advisory practice in the Midwest region of the United States, based in Chicago. His career in the financial services industry includes positions at Goldman Sachs & Co. (serving in several capacities in the finance function, ultimately as Co-Controller, based in New York), Bank of America (then: Nationsbank, Chief Financial Officer of the trading & sales and corporate finance businesses, based in Charlotte/North Carolina), and PaineWebber Group (joining as Executive Vice President in New York, ultimately Chairman/Chief Executive Officer of PaineWebber International, Ltd., based in London).

Mr. Di Iorio holds a Bachelor of Business Administration from Iona College and a Master of Business Administration from Columbia University and qualified as a Certified Public Accountant in New York.

HERMANN-JOSEF LAMBERTI
Age: 50
First Appointed: 1999
Term Expires: 2009

Hermann-Josef Lamberti was appointed a member of our Management Board in 1999. He is our Chief Operating Officer and a member of the Group Executive Committee. He joined us in 1998 as an Executive Vice President, based in Frankfurt.

Mr. Lamberti began his professional career in 1982 with Touche Ross in Toronto and subsequently joined Chemical Bank in Frankfurt. From 1985 to 1998 he worked for IBM, initially in Germany in the areas Controlling, Internal Application Development and Sales Banks/Insurance Companies. In 1993, he was appointed General Manager of the Personal Software Division for Europe, the Middle East and Africa at IBM Europe in Paris. In 1995, he moved to IBM in the U.S., where he was Vice President for Marketing and Brand Management. He returned to Germany in 1997 to take up the position of Chairman of the Management of IBM Germany in Stuttgart.

Mr. Lamberti studied Business Administration at the Universities of Cologne and Dublin and graduated in 1982 with a master's degree in Business Administration.

Mr. Lamberti engages in the following principal business activities outside our company: He is a member of the supervisory board or similar bodies of Deutsche Börse AG, Fiat S.p.A. and Carl Zeiss AG and was a member of the supervisory board of Schering AG until March 2006.

GROUP EXECUTIVE COMMITTEE

The Group Executive Committee was established in 2002. It comprises the members of the Management Board, the Business Heads of our Group Divisions, CIB and PCAM, and the head of the management of our regions. The Group Executive Committee serves as a tool to coordinate our businesses and regions through the following activities:

— Provision of ongoing information to the Management Board on business developments and particular transactions;
— Regular review of our business segments;
— Consultation with and furnishing advice to the Management Board on strategic decisions; and
— Preparation of decisions to be made by the Management Board.

SUPERVISORY BOARD

The Supervisory Board appoints, supervises and advises the Management Board and is directly involved in decisions of fundamental importance to the bank. The Management Board regularly informs the Supervisory Board of the intended business policies and other fundamental matters relating to the assets, liabilities, financial and profit situation as well as its risk situation, risk management and risk controlling. A report is made to the Supervisory Board on corporate planning at least once a year. On the basis of recommendations by the Chairman's Committee, the Supervisory Board regularly discusses and reviews the structure of the Management Board's compensation system. The Chairman of the Supervisory Board coordinates work within the Supervisory Board. He maintains regular contact with the Management Board, especially with the Chairman of the Management Board, and consults with him on strategy, the development of business and risk management. The Supervisory Board Chairman is informed by the Chairman of the Management Board without delay of important events of substantial significance for the situation and development as well as for the management of Deutsche Bank Group. The types of business that require the approval of the Supervisory Board to be transacted are specified in section 13 of our Articles of Association. The Supervisory Board meets if required without the Management Board. For the performance of its duties, the Supervisory Board may, at its professional discretion, use the services of auditors, legal advisors and other internal and external consultants.

The duties, procedures and committees of the Supervisory Board are specified in its Terms of Reference, which are available on the Deutsche Bank Internet website (www.deutsche-bank.com/corporate-governance)

The members representing our shareholders were elected at the Annual General Meeting on June 10, 2003, and the members representing our employees were elected on May 8, 2003. The following table shows information on the current members of our Supervisory Board. The information includes their ages as of December 31, 2006, the years in which they were first elected or appointed, the years when their terms expire, their principal occupation and their membership on other companies' supervisory boards, other nonexecutive boards and other positions.

Member	Principal occupation	Supervisory board memberships and other directorships
Dr. Clemens Börsig Age: 58 Appointed by the court: 2006 Term expires: 2008	Chairman of the Supervisory Board of Deutsche Bank AG, Frankfurt	Deutsche Lufthansa AG (since July 2006); Linde AG (since June 2006); Heidelberger Druckmaschinen AG (until March 2007); Foreign & Colonial Eurotrust Plc (until December 2007)
Dr. Karl-Gerhard Eick Age: 52 Appointed by the court: 2004 Term expires: 2008	Deputy Chairman of the board of managing directors of Deutsche Telekom AG, Bonn	DeTe Immobilien Deutsche Telekom Immobilien und Service GmbH; T-Mobile International AG; T-Online International AG (until June 2006); T-Systems Enterprise Services GmbH; T-Systems Business Services GmbH; GMG Generalmietgesellschaft mbH (chairman, until March 2006); Sireo Real Estate Asset Management GmbH (chairman, until June 2006); FC Bayern München AG
Heidrun Förster* Age: 59 First elected: 1993 Term expires: 2008	Deputy Chairperson of the Supervisory Board of Deutsche Bank AG; Chairperson of the combined staff council Berlin of Deutsche Bank AG	
Ulrich Hartmann Age: 68 First elected: 2003 Term expires: 2008	Chairman of the supervisory board of E.ON AG, Düsseldorf	Deutsche Lufthansa AG; Hochtief AG; IKB Deutsche Industriebank AG (chairman); Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft; ARCELOR (until September 2006); Henkel KGaA (member of the shareholders' committee)
Gerd Herzberg* Age: 56 Appointed by the court: 2006 Term expires: 2008	Deputy Chairman of ver.di Vereinte Dienstleistungsgewerkschaft, Berlin	Franz Haniel & Cie GmbH (deputy chairman); DBV Winterthur Lebensversicherung AG; BGAG – Beteiligungsgesellschaft der Gewerkschaften AG; DAWAG – Deutsche Angestellten Wohnungsbau AG (chairman); Vattenfall Europe AG
Sabine Horn* Age: 45 First elected: 1998 Term expires: 2008	Employee of Deutsche Bank AG, Frankfurt	
Rolf Hunck* Age: 61 First elected: 2003 Term expires: 2008	Member of the management body of PWM Germany of Deutsche Bank AG, Hamburg	Fibula Finanz AG; HCI Capital AG; Kühne-Stiftung, Switzerland
Sir Peter Job Age: 65 Appointed by the court: 2001 Term expires: 2008		Schroders Plc; Tibco Software Inc.; Royal Dutch Shell; Mathon Systems (Advisory Board, since January 2007)
Prof. Dr. Henning Kagermann Age: 59 First elected: 2000 Term expires: 2008	Chairman and CEO of SAP AG, Walldorf	DaimlerChrysler Services AG (until July 2006); Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft
Ulrich Kaufmann* Age: 60 First elected: 1988 Term expires: 2008	Member of the combined staff council Düsseldorf of Deutsche Bank AG	
Peter Kazmierczak* Age: 49 First elected: 2002 Term expires: 2008	Deputy chairman of the combined staff council Ruhrgebiet-West of Deutsche Bank AG	
Maurice Lévy Age: 64 First elected: 2006 Term expires: 2008	Chairman and Chief Executive Officer, Publicis Groupe S.A. Paris	Publicis Conseil SA (France); Publicis USA Holdings, Inc. (USA); Medias et Régies Europe SA (France); MMS USA Holdings, Inc.; Fallon Group, Inc.
Henriette Mark* Age: 49 First elected: 2003 Term expires: 2008	Chairperson of the combined staff council Munich and Southern Bavaria of Deutsche Bank AG	

Member	Principal occupation	Supervisory board memberships and other directorships
Prof. Dr. jur. Dr.-Ing. E. h. Heinrich von Pierer Age: 65 First elected: 2005 Term expires: 2008	Chairman of the supervisory board of Siemens AG, Munich	Hochtief AG; Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft; ThyssenKrupp AG; Volkswagen AG
Gabriele Platscher* Age: 49 First elected: 2003 Term expires: 2008	Chairperson of the combined staff council Braunschweig/Hildesheim of Deutsche Bank AG	Deutsche Bank Privat- und Geschäftskunden AG; BVV Versicherungsverein des Bankgewerbes a.G.
Karin Ruck* Age: 41 First elected: 2003 Term expires: 2008	Deputy Chairperson of the combined staff council Frankfurt branch of Deutsche Bank AG	Deutsche Bank Privat- und Geschäftskunden AG; BVV Versicherungsverein des Bankgewerbes a.G
Dr. Theo Siegert Age: 59 Appointed by the court: 2006 Term expires: 2007	Managing Partner of de Haen Carstanjen & Söhne, Düsseldorf	Celesio AG (chairman; until April 2006); ERGO AG; Metro AG (chairman; until February 2006); Merck KGaA; E. Merck OHG, (member of the shareholders' committee); DKSH Holding Ltd. (member of the board of administration); Takkt AG (until May 2006)
Tilman Todenhöfer Age: 63 Appointed by the court: 2001 Term expires: 2008	Managing Partner of Robert Bosch Industrietreuhand KG, Stuttgart	Robert Bosch GmbH; Robert Bosch Int. Beteiligungen AG (president of the board of administration); Carl Zeiss AG (chairman); Schott AG (chairman)
Dipl.-Ing. Dr.-Ing. E. h. Jürgen Weber Age: 65 First elected: 2003 Term expires: 2008	Chairman of the supervisory board of Deutsche Lufthansa AG, Cologne	Allianz Lebensversicherungs-AG; Bayer AG; Deutsche Post AG (chairman); Voith AG; LP Holding GmbH (chairman); Tetra Laval Group, Willy Bogner GmbH & Co. KGaA
Leo Wunderlich* Age: 57 First elected: 2003 Term expires: 2008	Chairman of the group staff council of Deutsche Bank AG, Mannheim	

* Employee-elected member of the Supervisory Board.

Dr. Rolf-E. Breuer was Chairman of the Supervisory Board until May 3, 2006. Dr. Clemens Börsig was a member of the Management Board of Deutsche Bank AG until May 3, 2006. He was appointed member of the Supervisory Board by the court from May 4, 2006, until the end of the General Meeting on June 1, 2006, and elected by the Supervisory Board to be its Chairman. The General Meeting on June 1, 2006 elected him for the remainder of the term of office of the Supervisory Board. Subsequently, the Supervisory Board reelected him as its Chairman. All payments for his position on the Management Board were determined by the Chairman's Committee without his involvement or influence on the decision. Dr. Börsig has declared that he would abstain from voting in his function as member of the Supervisory Board and its committees on all questions that relate to his former membership of the Management Board and could create a conflict of interest.

Klaus Funk was a member of the Supervisory Board until February 1, 2006. Peter Kazmierczak, who was first elected to the Supervisory Board in 2002 and resigned in 2003, followed him as his substitute for the remainder of the term of office. Margret Mönig-Raane and Dipl.-Ing. Albrecht Woeste were members of the Supervisory Board until June 1, 2006. Maurice Lévy was elected member of the Supervisory Board by the General Meeting on June 1, 2006, for the remainder of the Supervisory Board's term of office. On June 2, 2006, Gerd Herzberg was appointed member of the Supervisory Board by the court for the remainder of the term of office. Professor Dr. Dr. h. c. Paul Kirchhof was a member of the Supervisory Board until July 15, 2006. As his successor, Dr. Theo Siegert was appointed by order of the court with effect from July 16, 2006, until the end of the Annual General Meeting 2007.

According to Section 5.4.2 of the German Corporate Governance Code, the Supervisory Board determined that it has what it considers to be an adequate number of independent members.

STANDING COMMITTEES

The Supervisory Board has established the following three standing committees. The Report of the Supervisory Board provides information on the concrete work to the committees over the preceding year.

CHAIRMAN'S COMMITTEE. The Chairman's Committee is responsible for all Management Board and Supervisory Board matters. It prepares the decisions for the Supervisory Board on the appointment and dismissal of members of the Management Board, including long-term succession planning, and is responsible for deciding on the amount and structure of the Management Board members' compensation and entering into, amending and terminating the service contracts and other agreements with the Management Board members. It provides its approval for ancillary activities of Management Board members pursuant to Section 112 of the German Stock Corporation Act and for certain contracts with Supervisory Board members pursuant to Section 114 of the German Stock Corporation Act. Furthermore, it prepares the proposal of the Supervisory Board for the election of Supervisory Board members representing the shareholders as well as the decisions of the Supervisory Board in the field of corporate governance. The Chairman's Committee held five meetings in 2006.

The current members of the Chairman's Committee are Dr. Clemens Börsig (Chairman, since May 4, 2006), Heidrun Förster, Ulrich Hartmann and Ulrich Kaufmann.

AUDIT COMMITTEE. The Audit Committee reviews the documentation relating to the annual consolidated financial statements and discusses the audit reports with the auditor. It prepares the decisions of the Supervisory Board on the annual financial statements and the approval of the consolidated financial statements and discusses important changes to the audit and accounting methods. The Audit Committee also discusses the quarterly financial statements and the report on the limited review of the quarterly financial statements with the Management Board and the auditor. In addition, the Audit Committee issues the audit mandate to the auditor elected by the General Meeting. It resolves on the compensation paid to the auditor and monitors the auditor's independence, qualifications and efficiency. The head of internal audit reports to the Audit Committee several times during the year on the work done by internal audit. The Audit Committee is informed about special audits, substantial complaints and other exceptional measures on the part of bank regulatory authorities. It has functional responsibility for taking receipt of and dealing with complaints concerning accounting, internal controls and issues relating to the audit. Subject to its review, the Audit Committee grants its approval for mandates engaging the auditor for non-audit-related services (in this context, see also "Principal Accounting Fees and Services" on pages 211-212). The Audit Committee held five meetings in 2006.

The current members of the Audit Committee are Dr. Karl-Gerhard Eick (Chairman), Dr. Clemens Börsig (since May 4, 2006), Heidrun Förster, Sabine Horn, Rolf Hunck and Sir Peter Job.

RISK COMMITTEE. The Risk Committee handles loans which require a resolution by the Supervisory Board pursuant to law or our Articles of Association. Subject to its review, it grants its approval for the acquisition of shareholdings in other companies that amount to between 2 % and 3 % of our regulatory banking capital. At the meetings of the Risk Committee, the Management Board reports on credit, market, liquidity, operational, litigation and reputational risks. The Management Board also reports on risk strategy, credit portfolios, loans requiring a Supervisory Board approval pursuant to law or the Articles of Association, questions of capital resources and matters of special importance due to the risks they entail. The Risk Committee held six meetings in 2006.

The current members of the Risk Committee are Dr. Clemens Börsig (Chairman, since May 4, 2006), Professor Dr. Henning Kagermann and Sir Peter Job. Tilman Todenhöfer and Professor Dr. Heinrich von Pierer are substitute members of the Risk Committee. They are invited to all meetings and regularly attend them.

In addition, the MEDIATION COMMITTEE, which is required by German law, makes proposals to the Supervisory Board on the appointment or dismissal of members of the Management Board in those cases where the Supervisory Board is unable to reach a two-thirds majority decision with respect to the appointment or dismissal. In voting on such proposals, members of the Management Board are dismissed or appointed by a simple majority of the votes cast. The current members of the Mediation Committee are Dr. Clemens Börsig (Chairman, since May 4, 2006), Heidrun Förster, Ulrich Hartmann and Henriette Mark. The Mediation Committee did not hold any meetings in 2006.

The duties, responsibilities and processes of the Chairman's Committee, the Risk Committee, and the Audit Committee are set out in separate terms of reference, which are available on our Internet website ().

COMPENSATION

For a description of the principles of our compensation system and the compensation for the Management Board and the Supervisory Board, please refer to our Compensation Report in the Management Report. For the pension promises discussed there in favor of members of the Management Board, there was service cost in the 2006 financial year of € 389,403 for Dr. Ackermann, of € 112,893 for Dr. Bänziger, of € 161,006 for Dr. Börsig, of € 85,918 for Mr. Di Iorio, of € 238,937 for Dr. von Heydebreck and of € 338,710 for Mr. Lamberti.

SHARE PLANS

For a description of our employee share programs, please refer to Note [20] to the consolidated financial statements.

REPORTING AND TRANSPARENCY

DIRECTORS' SHARE OWNERSHIP

MANAGEMENT BOARD. As of February 28, 2007, the current members of our Management Board held the following numbers of our shares, DB Equity Units and Performance Options.

Members of the Management Board	Number of shares	Number of DB Equity Units[1]	Number of Performance Options
Dr. Josef Ackermann	232,903	176,208	–
Dr. Hugo Bänziger	10,734	112,114	59,286
Anthony Di Iorio	7,330	60,234	16,676
Dr. Tessen von Heydebreck	38,370	78,989	21,962
Hermann-Josef Lamberti	55,385	78,989	30,697
Total	**344,722**	**506,534**	**128,621**

1 Including the Restricted Equity Units Dr. Hugo Bänziger and Anthony Di Iorio received in connection with their employment by us prior to their appointment as members of the Management Board. The DB Equity Units and Restricted Equity Units listed in the table have different vesting and allocation dates. As a result, the last equity rights will mature and be allocated on February 1, 2011.

The current members of our Management Board held an aggregate of 344,722 of our shares on February 28, 2007, amounting to approximately 0.07 % of our shares issued on that date.

The table below shows information regarding the 128,621 Performance Options held by the current members of our Management Board as of February 28, 2007. All Performance Options were granted under the DB Global Partnership Plan. Each Performance Option is accompanied by a Partnership Appreciation Right.

Number of Performance Options[1]	Strike price in €	Expiration date
82,196	89.96	February 1, 2008
9,822	47.53	February 1, 2009
36,603	76.61	February 1, 2010

1 All options may be exercised immediately up to the respective expiry date because the relevant conditions have been fulfilled.

For more information on DB Equity Units, Performance Options and Partnership Appreciation Rights, all of which are granted under the DB Global Partnership Plan, see Note [20] to the consolidated financial statements.

SUPERVISORY BOARD. As of February 28, 2007, the current members of our Supervisory Board held the following numbers of our shares, share grants under our employee share plans and options on our shares.

Members of the Supervisory Board	Number of shares	Number of share grants	Number of options
Dr. Clemens Börsig[1]	41,942	68,734	63,682
Dr. Karl-Gerhard Eick	0	0	0
Heidrun Förster	575	10	0
Ulrich Hartmann	0	0	0
Gerd Herzberg	0	0	0
Sabine Horn	53	10	0
Rolf Hunck	144	11,974	260
Sir Peter Job	0	0	0
Prof. Dr. Henning Kagermann	0	0	0
Ulrich Kaufmann	75	10	100
Peter Kazmierczak	20	10	0
Maurice Lévy	0	0	0
Henriette Mark	358	10	0
Prof. Dr. jur. Dr.-Ing. E. h. Heinrich von Pierer	295	0	0
Gabriele Platscher	719	10	0
Karin Ruck	86	8	120
Dr. Theo Siegert	0	0	0
Tilman Todenhöfer	150	0	0
Dipl.-Ing. Dr.-Ing. E. h. Jürgen Weber	0	0	0
Leo Wunderlich	692	10	200
Total	**45,109**	**80,786**	**64,362**

1 Excluding 150 Deutsche Bank shares, pooled in a family held partnership, in which Dr. Clemens Börsig has an interest of 25 %.

As of February 28, 2007, the members of the Supervisory Board held 45,109 shares, amounting to less than 0.01 % of our shares issued on that date.

Some of the Supervisory Board members who are or were formerly employees received grants under our employee share plans entitling them to receive shares at specified future dates or granting them options to acquire shares at future dates. For a description of our employee share plans, please refer to Note [20] of the consolidated financial statements. Shares that have been delivered to such employees as a result of grants under the plans (including following the exercise of options granted thereunder), and that have not been disposed by them, are shown in the "Number of Shares" column in the table above, as are shares otherwise acquired by them. Shares granted under the plans that have not yet been delivered to such employees are shown in the "Number of Share Grants" column.

Dr. Clemens Börsig holds 68,734 DB Equity Units granted under the DB Global Partnership Plan in connection with his prior service as a member of our Management Board, which are scheduled to be delivered to him in installments through August 2010. The share grants to Rolf Hunck include 10,919 shares granted under the Restricted Equity Units Plan in connection with his employment with us, which are scheduled to be delivered to him in installments through August 2010, and a further 1,045 shares granted under the DB Equity Plan, which are scheduled to be delivered to him in installments through February 2011. The other grants reflected in the table were made to employee members of our Supervisory Board under the DB Global Share Plan (since 2004) in 2006, and are scheduled to be delivered on November 1, 2007.

Dr. Clemens Börsig holds a total of 63,682 Performance Options granted under the DB Global Partnership Plan in connection with his prior service as a member of our Management Board. These options, which have all vested, have strike prices of € 89.96, € 47.53 and € 76.61 and expiration dates of February 1, 2008, February 1, 2009, and February 1, 2010, respectively. Each Performance Option is accompanied by a Partnership Appreciation Right. The other options reflected in the table were acquired via the voluntary participation of employee members of our Supervisory Board in the DB Global Share Plan (pre 2004). DB Global Share Plan options issued in 2001 generally have a strike price of € 87.66 and an expiration date of November 13, 2007; those issued in 2002 generally have a strike price of € 55.39 and an expiration date of November 13, 2008; those issued in 2003 generally have a strike price of € 75.24 and an expiration date of December 11, 2009. All options have vested and are with respect to our ordinary shares.

DIRECTORS' DEALINGS

Section 15a of the German Securities Trading Act (Wertpapierhandelsgesetz) requires persons discharging managerial responsibilities within an issuer of financial instruments to disclose their personal transactions in shares of the issuer and financial instruments based on them, especially derivatives, to the issuer and to the Federal Financial Supervisory Authority (BaFin). The duty of disclosure applies to the members of the Management Board and of the Supervisory Board as well as other managers of Deutsche Bank who have regular access to inside information about the company and are empowered to make significant managerial decisions. The duty of disclosure also applies to persons and certain legal entities closely associated with a person discharging managerial responsibilities at Deutsche Bank.

In accordance with our policy and the German law, the transactions since January 1, 2006, were as follows (until February 28, 2007):

Date and place of transaction	Name	Title of the security or right	WKN/ISIN	Type of transaction	Quantity and nominal	Price/ Currency	Amount	Comments
Management Board members								
14.2.2007 off-exchange	Dr. Tessen von Heydebreck	New DB shares	DB0G8A/ DE000DB0G8A3	Sell	16,056	€ 102.94	€ 1,652,804.64	Sale of purchased New DB shares via the DB Global Partnership Plan resulting in pre-tax gross proceeds of € 449,150.54
10.5.2006 off-exchange	Dr. Hugo Bänziger	New DB shares	DB0G4P/ DE000DB0G4P0	Sell	25,784	€ 94.7866	€ 2,443,979.50	Sale of purchased New DB shares via the DB Global Partnership Plan resulting in pre-tax gross proceeds of € 1,422,675.26
5.5.2006 off-exchange	Dr. Hugo Bänziger	DB shares	514000/ DE0005140008	Sell	5,905	€ 98.38	€ 580,933.90	
28.2.2006 Xetra	Dr. Josef Ackermann	DB shares	514000/ DE0005140008	Buy	10,000	€ 94.50	€ 945,000.00	
27.2.2006 Xetra	Hermann-Josef Lamberti	DB shares	514000/ DE0005140008	Sell	16,558	€ 94.12	€ 1,558,473.44	Sale in four partial executions: weighted average price € 94.12
14.2.2006 off-exchange	Dr. Josef Ackermann	New DB shares	DB0G4P/ DE000DB0G4P0	Sell	51,381	€ 87.27	€ 4,484,019.87	Sale of purchased New DB shares via the DB Global Partnership Plan resulting in pre-tax gross proceeds of € 632,192.00
14.2.2006 off-exchange	Dr. Josef Ackermann	New DB shares	DB0G4P/ DE000DB0G4P0	Sell	16,330	€ 87.27	€ 1,425,119.10	Sale of purchased New DB shares via the DB Global Partnership Plan resulting in pre-tax gross proceeds of € 382,612.00
14.2.2006 off-exchange	Dr. Tessen von Heydebreck	New DB shares	DB0G4P/ DE000DB0G4P0	Sell	26,899	€ 87.27	€ 2,347,475.73	Sale of purchased New DB shares via the DB Global Partnership Plan resulting in pre-tax gross proceeds of € 1,282,006.00

Date and place of transaction	Name	Title of the security or right	WKN/ISIN	Type of transaction	Quantity and nominal	Price/ Currency	Amount	Comments
Supervisory Board members								
28.2.2007 Stuttgart	Tilman Todenhöfer	DB shares	514000/ DE0005140008	Buy	150	€ 100.78	€ 15,117.00	
22.11.2006 Xetra	Ulrich Kaufmann	DB shares	514000/ DE0005140008	Sell	100	€ 102.351	€ 10,235.10	Sale of purchased DB shares via the DB Global Share Plan resulting in pre-tax gross proceeds of € 4,696.10
30.8.2006 Xetra	Sabine Horn	DB shares	514000/ DE0005140008	Sell	100	€ 89.10	€ 8,910.00	Sale of purchased DB shares via the DB Global Share Plan resulting in pre-tax gross proceeds of € 3,371.00
13.6.2006 Xetra	Gabriele Platscher	DB shares	514000/ DE0005140008	Sell	100	€ 82.11	€ 8,211.00	Sale of purchased DB shares via the DB Global Share Plan resulting in pre-tax gross proceeds of € 687.00
7.3.2006 off-exchange	Rolf Hunck	New DB shares	DB0G4P/ DE000DB0G4P0	Sell	726	€ 87.1033	€ 63,237.00	Sale of purchased New DB shares via the DB Global Partnership Plan resulting in pre-tax gross proceeds of € 8,812.00
Other executives								
28.2.2007 Xetra	Prof. Dr. Clemens Jochum Group Chief Technology Officer	DB shares	514000/ DE0005140008	Buy	500	€ 100.00	€ 50,000.00	Buy executed via a joint account held by Prof. Dr. Clemens Jochum and his wife, Adrienne Jochum
19.2.2007 Xetra	Richard Evans Deputy Chief Risk Officer	DB shares	514000/ DE0005140008	Sell	8,804	€ 106.94	€ 941,499.76	
14.2.2007 off-exchange	Pierre de Weck Global Head PWM	New DB shares	DB0G8A/ DE000DB0G8A3	Sell	46,772	€ 102.94	€ 4,814,709.68	Sale of purchased New DB shares via the DB Global Partnership Plan resulting in pre-tax gross proceeds of € 2,962,070.76
14.2.2007 off-exchange	Michael Cohrs Head of Global Banking	New DB shares	DB0G8A/ DE000DB0G8A3	Sell	197,620	€ 102.94	€ 20,343,002.80	Sale of purchased New DB shares via the DB Global Partnership Plan resulting in pre-tax gross proceeds of € 5,528,221.88
9.2.2007	Richard Evans Deputy Chief Risk Officer	DB shares	514000/ DE0005140008	Sell	114	€ 106.90	€ 12,187.00	Sale of purchased DB shares via a local share-based compensation plan resulting in proceeds of € 5,265.00
15.12.2006 off-exchange	Detlef Bindert Group Treasurer	DB shares	514000/ DE0005140008	Sell	2,000	€ 100.00	€ 200,000.00	Fulfillment of writer's obligation arising out of the sale of 20 contracts Deutsche Bank Calls, due December 15, 2006, strike price € 100. Original transaction dates from September 14, 2006 (see respective announcement).
23.11.2006 Xetra	Richard Evans Deputy Chief Risk Officer	DB shares	514000/ DE0005140008	Sell	59,286	€ 102.1382	€ 6,055,366.49	Sale of purchased DB shares via the DB Global Partnership Plan resulting in pre-tax gross proceeds of € 1,608,463.08.
22.11.2006 NYSE	Kevin Parker Global Head of Asset Management	DB shares	514000/ DE0005140008	Sell	22,687	$ 132.4022	$ 3,003,808.71	
15.11.2006 NYSE	Kevin Parker Global Head of Asset Management	DB shares	514000/ DE0005140008	Sell	20,000	$ 126.5135	$ 2,530,270.00	

Date and place of transaction	Name	Title of the security or right	WKN/ISIN	Type of transaction	Quantity and nominal	Price/ Currency	Amount	Comments
Other executives								
8.11.2006 Eurex	Detlef Bindert Group Treasurer	Eurex – Call on DB share	unavailable	Sell opening	25	€ 1.27	€ 3,175.00	Underlying instrument: DB share Strike price: € 110.00 Price multiplier: 100 Expiration date: 16.3.2007
6.11.2006 NYSE	Kevin Parker Global Head of Asset Management	DB shares	514000/ DE0005140008	Sell	30,000	$ 124.9944	$ 3,749,832.00	
2.11.2006 Frankfurt	Detlef Bindert Group Treasurer	DB shares	514000/ DE0005140008	Sell	1,500	€ 98.00	€ 147,000.00	
2.11.2006 NYSE	Kevin Parker Global Head of Asset Management	DB shares	514000/ DE0005140008	Sell	9,300	$ 123.5011	$ 1,148,560.23	
1.11.2006 NYSE	Kevin Parker Global Head of Asset Management	DB shares	514000/ DE0005140008	Sell	700	$ 125.50	$ 87,850.00	
14.9.2006 Eurex	Detlef Bindert Group Treasurer	Eurex – Call on DB share	unavailable	Sell opening	20	€ 1.30	€ 2,600.00	Underlying instrument: DB share Strike price: € 100.00 Price multiplier: 100 Expiration date: 15.12.2006
18.8.2006 Xetra	Anshu Jain Head of Global Markets	DB shares	514000/ DE0005140008	Sell	93,459	€ 87.6977	€ 8,196,139.34	
18.8.2006 Xetra	Prof. Dr. Clemens Jochum Group Chief Technology Officer	DB shares	514000/ DE0005140008	Sell	1,521	€ 88.33	€ 134,349.93	
10.5.2006 off-exchange	Dr. Axel Wieandt Head of Corporate Investments	New DB shares	DB0G4P/ DE000DB0G4P0	Sell	2,000	€ 94.7866	€ 189,573.34	Sale of purchased New DB shares via the DB Global Partnership Plan resulting in pre-tax gross proceeds of € 39,641.34
8.5.2006 Eurex	Detlef Bindert Group Treasurer	Eurex – Call on DB share	unavailable	Sell opening	25	€ 1.24	€ 3,100.00	Underlying instrument: DB share Strike price: € 110.00 Price multiplier: 100 Expiration date: 15.9.2006
15.3.2006 Xetra	Prof. Dr. Clemens Jochum Group Chief Technology Officer	DB shares	514000/ DE0005140008	Sell	5,893	€ 94.474	€ 556,735.23	Sale in three partial executions; weighted average price € 94.474
7.3.2006 off-exchange	Dr. Axel Wieandt Head of Corporate Investments	New DB shares	DB0G4P/ DE000DB0G4P0	Sell	1,705	€ 87.1033	€ 148,511.13	Sale of purchased New DB shares via the DB Global Partnership Plan resulting in pre-tax gross proceeds of € 20,694.00
28.2.2006 London	Richard Evans Chief Market Risk Officer	DB shares	514000/ DE0005140008	Sell	594	€ 93.2257	€ 55,376.00	
17.2.2006 Frankfurt	David Cannon Global Head CIB Controlling	DB shares	514000/ DE0005140008	Sell	1,825	€ 91.10	€ 166,257.50	
14.2.2006 Xetra	Pierre de Weck Global Head PWM	DB shares	514000/ DE0005140008	Sell	7,000	€ 90,511	€ 633.577,00	

Date and place of transaction	Name	Title of the security or right	WKN/ISIN	Type of transaction	Quantity and nominal	Price/ Currency	Amount	Comments
Other executives								
14.2.2006 Xetra	Pierre de Weck Global Head PWM	DB shares	514000/ DE0005140008	Sell	27,369	€ 90.16	€ 2,467,589.04	
14.2.2006 off-exchange	Detlef Bindert Group Treasurer	New DB shares	DB0G4P/ DE000DB0G4P0	Sell	15,908	€ 87.27	€ 1,388,291.16	Sale of purchased New DB shares via the DB Global Partnership Plan resulting in pretax gross proceeds of € 195,732.00
14.2.2006 off-exchange	Michael Cohrs Head of Global Banking	New DB shares	DB0G4P/ DE000DB0G4P0	Sell	187,090	€ 87.27	€ 16,327,344.30	Sale of purchased New DB shares via the DB Global Partnership Plan resulting in pretax gross proceeds of € 8,916,709.00
14.2.2006 off-exchange	Anshu Jain Head of Global Markets	New DB shares	DB0G4P/ DE000DB0G4P0	Sell	233,863	€ 87.27	€ 20,409,224.01	Sale of purchased New DB shares via the DB Global Partnership Plan resulting in pretax gross proceeds of € 11,145,911.00
14.2.2006 off-exchange	Anshu Jain Head of Global Markets	New DB shares	DB0G4P/ DE000DB0G4P0	Sell	247,025	€ 87.27	€ 21,557,871.75	Sale of purchased New DB shares via the DB Global Partnership Plan resulting in pretax gross proceeds of € 3,039,396.00
3.2.2006 off-exchange	Anshu Jain Head of Global Markets	DB shares	514000/ DE0005140008	Sell	1,436	€ 86.54	€ 124,271.44	
3.2.2006 off-exchange	Anshu Jain Head of Global Markets	DB shares	514000/ DE0005140008	Sell	31.016	€ 86,39	€ 2.679.472,24	

RELATED PARTY TRANSACTIONS

We have business relationships with a number of the companies in which we own significant equity interests. We also have business relationships with a number of companies where members of our Management Board also hold positions on boards of directors. Our business relationships with these companies cover many of the financial services we provide to our clients generally.

We believe that we conduct all of our business with these companies on terms equivalent to those that would exist if we did not have equity holdings in them or management members in common, and that we have conducted business with these companies on that basis in 2006 and prior years. None of these transactions is or was material to us.

Among our business with related party companies in 2006 there have been and currently are loans, guarantees and commitments. All of these lending-related credit exposures (excluding derivatives), which totaled € 3.6 billion (including loans of € 0.9 billion) as of January 31, 2007,

- were made in the ordinary course of business,
- were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and
- did not involve more than the normal risk of collectibility or present other unfavorable features.

We have not conducted material business with parties that fall outside of the definition of related parties, but with whom we or our related parties have a relationship that enables the parties to negotiate terms of material transactions that may not be available from other, more clearly independent, parties on an arm's-length basis.

EUROHYPO

EUROHYPO AG ("EUROHYPO") resulted from a merger of our mortgage bank subsidiary EUROHYPO Europäische Hypothekenbank der Deutschen Bank AG with the mortgage bank subsidiaries of Dresdner Bank AG and Commerzbank AG in 2002. Subsequently, our German commercial real estate financing division, Dresdner Bank AG's U.S.-based real estate investment banking team, and part of our London-based real estate business were transferred to EUROHYPO. After these transactions, we owned 37.72 % of the outstanding share capital of EUROHYPO. In November 2005, we entered into a sale and purchase agreement to sell our entire 37.72 % stake in EUROHYPO to Commerzbank AG for a total consideration of € 2.6 billion. In December 2005, the first tranche of this transaction with a total value of € 0.7 billion was completed, reducing our stake to 27.99 %. The remaining tranche of the transaction was transferred in the first quarter of 2006.

We, Commerzbank AG and Dresdner Bank AG each granted EUROHYPO financial guarantees to protect EUROHYPO against losses resulting from loans each contributed to the new entity up to a fixed maximum amount for the period until December 31, 2006. The maximum amount of the financial guarantees of Commerzbank AG and Dresdner Bank AG were utilized by the end of 2003. By the end of 2005, EUROHYPO had made claims in respect of the full amount of our financial guarantee, which had an initial maximum amount of € 283 million. In connection with the sale of our stake in EUROHYPO to Commerzbank AG, we settled the guarantee by full payment to EUROHYPO, at the same time reserving some rights in respect of this payment against Commerzbank AG.

Prior to its disposition, we accounted for our investment in EUROHYPO under the equity method and as such recognized in our income statement our proportional share of the after-tax earnings or losses of EUROHYPO as reported applying U.S. GAAP.

We continue to provide EUROHYPO with loans and credit lines. Total loans and credit lines as of December 31, 2006 were € 795 million, of which € 793 million were utilized at that date.

Furthermore, we held fixed income securities issued by EUROHYPO, classified as securities available for sale, in the amount of € 311 million as of December 31, 2006.

XCHANGING ETB GMBH

We hold a stake of 44 % in Xchanging etb GmbH and account for it under the equity method. Xchanging etb GmbH is the holding company of Xchanging Transaction Bank GmbH ("XTB"), our former subsidiary european transaction bank GmbH, which is a provider of security settlement services. Of the remaining capital, 51 % is owned by Xchanging HoldCo No 3 Ltd (UK), a 100 % subsidiary of Xchanging B.V. (NL) ("Xchanging"), which has management control over and full operational responsibility for XTB, while 5 % is held by one of the larger clients of XTB. Two of the five executive directors of Xchanging etb GmbH and one member of the supervisory board of XTB are employed by us.

Our arrangements reached with Xchanging in 2004 include a 12-year outsourcing agreement with XTB for security settlement services and are aimed at reducing our costs without compromising service quality. In 2006, we received services from XTB with a volume of € 100 million and provided supply services (e.g. IT and real estate-related services) with a volume of € 35 million to XTB.

GRUNDBESITZ-INVEST

In 2005, grundbesitz-invest ("Grundbesitz"), an open-end property fund sponsored and managed by a subsidiary of ours, temporarily suspended the issuance and redemption of its share units pending an extraordinary revaluation of its real estate assets. Grundbesitz re-opened for issuance and redemption on March 3, 2006. We committed to support Grundbesitz's liquidity upon its re-opening by various means. In 2005, we recorded a provision of € 203 million representing the estimated direct and indirect costs of compensation to certain fund share unit holders. In December 2006, the fund manager sold a major portion of Grundbesitz's German real estate portfolio to Eurocastle, and Grundbesitz has realized significant book gains for its investors on such sale. As a result and as of the date hereof, we do not expect to have any further material risk from our prior commitments made in relation to Grundbesitz. In 2006, we released € 111 million of the provision mentioned above.

RELATED PARTY NONACCRUAL LOANS

Aside from our other shareholdings, we hold acquired equity interests in some of our clients arising from our efforts to protect our then-outstanding lending exposures to them.

The table below shows information on loans to related party companies that we have classified as nonaccrual as of December 31, 2006. As such, these nonaccrual loans may exhibit more than normal risk of collectibility or present other unfavorable features. The amounts outstanding disclosed for January 31, 2007 aggregate to € 39 million, down € 3 million or 7 % from January 31, 2006. Our participating interests in customer A is 10 % or more of its voting rights. We hold a significant portion of the outstanding equity interests in customers B and C noted below and account for these equity interests in our financial statements using the equity method of accounting (as described in Note [1] to the consolidated financial statements). We hold Radio Movil Digital Americas, Inc. as an unconsolidated subsidiary.

in € m.	Amount outstanding as of January 31, 2007	Largest amount outstanding January 1, 2006 to January 31, 2007	Nature of the loan and transaction in which incurred
Customer A	21	21	Comprising a € 21 million real estate finance loan bearing interest at 6.27 % per annum and guarantees which were honored after the company filed for liquidation bearing no interest. The loan is payable on demand and interest accrual has been stopped.
Customer B	3	3	Long term refinancing of non-recourse lease, bearing interest at 6.9 % per annum, maturing June 2019, for which interest accrual has been stopped.
Customer C	0	4	Lease refinancing of movable property bearing interest at 2.25 % per annum for which interest accrual has been stopped.
Radio Movil Digital Americas, Inc.	15	15	Cash loan payable on demand, bearing interest at 12 % per annum, for which interest accrual has been stopped.

We have not disclosed the names of the customers referred to by letters above because we have concluded that such disclosure would conflict with applicable privacy laws, such as customer confidentiality and data protection laws, and such customers have not waived application of these privacy laws. Auditing and Controlling

AUDITING AND CONTROLLING

AUDIT COMMITTEE FINANCIAL EXPERT

Our Supervisory Board has determined that Dr. Clemens Börsig and Dr. Karl-Gerhard Eick, who are members of its Audit Committee, are "audit committee financial experts", as such term is defined by the regulations of the Securities and Exchange Commission issued pursuant to Section 407 of the Sarbanes-Oxley Act of 2002. The audit committee financial experts mentioned above are "independent" of us, as defined in Rule 10A-3 under the U.S. Securities Exchange Act of 1934, which is the definition to which we, as a foreign private issuer the common shares of which are listed on the New York Stock Exchange, are subject.

CODE OF ETHICS

In response to Section 406 of the Sarbanes-Oxley Act of 2002, we have adopted a code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A copy of this code of ethics is available on our Internet website at http://www.deutsche-bank.com/corporate-governance.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

In accordance with German law, our principal accountants are appointed by our Annual General Meeting based on a recommendation of our Supervisory Board. The Audit Committee of our Supervisory Board prepares the board's recommendation on the selection of the principal accountants. Subsequent to the principal accountants' appointment, the Audit Committee awards the contract and in its sole authority approves the terms and scope of the audit and all audit engagement fees as well as monitors the principal accountants' independence. At our 2005 and 2006 Annual General Meetings, our shareholders appointed KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, which had been our principal accountants for a number of years, as our principal accountants for the 2005 and 2006 fiscal years, respectively.

The table set forth below contains the aggregate fees billed for each of the last two fiscal years by our principal accountants in each of the following categories: (i) Audit Fees, which are fees for professional services for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years, (ii) Audit-Related Fees, which are fees for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported as Audit Fees, (iii) Tax Fees, which are fees for professional services rendered for tax compliance, tax consulting and tax planning, and (iv) All Other Fees, which are fees for products and services other than Audit Fees, Audit- Related Fees and Tax Fees. These amounts exclude expenses and VAT.

Fee category in € m.	2006	2005
Audit fees	44	42
Audit-related fees	10	9
Tax fees	7	8
All other fees	–	–
Total fees	**61**	**59**

Our Audit-Related Fees included fees for accounting advisory, due diligence relating to actual or contemplated acquisitions and dispositions, attestation engagements and other agreed-upon procedure engagements. Our Tax Fees included fees for services relating to the preparation and review of tax returns and related compliance assistance and advice, tax consultation and advice relating to Group tax planning strategies and initiatives and assistance with assessing compliance with tax regulations. Our Other Fees were incurred for project-related advisory services.

United States law and regulations, and our own policies, generally require all engagements of our principal accountants be pre-approved by our Audit Committee or pursuant to policies and procedures adopted by it. Our Audit Committee has adopted the following policies and procedures for consideration and approval of requests to engage our principal accountants to perform non-audited services. Engagement requests must in the first instance be submitted to the Accounting Engagement Team established and supervised by our Group Finance Committee, whose members consist of our Chief Financial Officer and senior members of our Finance and Tax departments. If the request relates to services that would impair the independence of our principal accountants, the request must be rejected. Our Audit Committee has given its pre-approval for specified assurance, financial advisory and tax services, provided the expected fees for any such service do not exceed € 1 million. If the engagement request relates to such specified pre-approved services, it may be approved by the Group Finance Committee, which must thereafter report such approval to the Audit Committee. If the engagement request relates neither to prohibited non-audit services nor to pre-approved non-audit services, it must be forwarded by the Group Finance Committee to the Audit Committee for consideration. In addition, to facilitate the consideration of engagement requests between its meetings, the Audit Committee has delegated approval authority to several of its members who are "independent" as defined by the Securities and Exchange Commission and the New York Stock Exchange. Such members are required to report any approvals made by them to the Audit Committee at its next meeting.

Additionally, United States law and regulations permit the pre-approval requirement to be waived with respect to engagements for non-audit services aggregating no more than five percent of the total amount of revenues we paid to our principal accountants, if such engagements were not recognized by us at the time of engagement and were promptly brought to the attention of our Audit Committee or a designated member thereof and approved prior to the completion of the audit. In each of 2005 and 2006, the percentage of the total amount of revenue we paid to our principal accountants represented by non-audit services in each category that were subject to such a waiver was less than 5 %.

COMPLIANCE WITH THE GERMAN CORPORATE GOVERNANCE CODE

DECLARATION OF CONFORMITY 2006

The Management Board and Supervisory Board issued a new Declaration of Conformity in accordance with § 161 German Stock Corporation Act (AktG) on October 31, 2006. Since the last Declaration of Conformity dated October 27, 2005, Deutsche Bank AG has complied with the recommendations of the "Government Commission's German Corporate Governance Code" in the version dated June 2, 2005, and since June 12, 2006, in the appropriate version with the following exceptions:

— For the members of the Management Board and Supervisory Board, there is a directors' and officers' liability insurance policy without a deductible (Code No. 3.8). This is actually a group insurance policy for a large number of staff members in Germany and abroad. Internationally, a deductible is unusual; a differentiation between board members and staff members does not appear to be appropriate.
— A member of the Management Board became Supervisory Board Chairman as well as Chairman of several Supervisory Board committees after leaving the Management Board (Code No. 5.4.4, sentence 1). Code No. 5.4.4, sentence 1 recommends that a Management Board member shall not as a rule become the Chairman of the Supervisory Board or the Chairman of Supervisory Board committees. In this specific case, the Supervisory Board believed that the Chair of the Supervisory Board of Deutsche Bank AG should only be transferred to someone who, through personal and senior managerial experience, is familiar with the complex nature of a bank with global operations. For this reason, the transfer from the Management Board to Chairman of the Supervisory Board was warranted.

This Declaration is based on the recommendations of the Code in the version dated June 2, 2005, and – since it became effective – the version dated June 12, 2006.

Deutsche Bank will act in conformity with the recommendations of the "Government Commission's German Corporate Governance Code" in the Code version dated June 12, 2006, with the following exception:

— For the members of the Management Board and Supervisory Board, there is a directors' and officers' liability insurance policy without a deductible (Code No. 3.8). This is actually a group insurance policy for a large number of staff members in Germany and abroad. Internationally, a deductible is unusual; a differentiation between board members and staff members thus does not appear to be appropriate.

The Declaration of Conformity dated October 31, 2006, and all of the previous versions of the Declaration of Conformity are published on Deutsche Bank's website at www.deutsche-bank.com/corporate-governance, where a copy of the German Corporate Governance Code is also available.

STATEMENT ON THE SUGGESTIONS OF THE GERMAN CORPORATE GOVERNANCE CODE

Deutsche Bank voluntarily complies with the suggestions of the Code in the version dated June 12, 2006, with the following exceptions:

— The representatives appointed by Deutsche Bank to exercise shareholders' voting rights can be reached by those attending the General Meeting until just before voting commences. The representatives are reachable by those not attending until 12 noon on the day of the General Meeting using the instruction tool in the Internet (Code No. 2.3.3). In this manner, the risk of any technical disruptions directly before voting takes place can basically be excluded. The broadcast through the Internet also ends at the latest at this time, which means information useful for non-participants in forming an opinion can no longer be expected thereafter.

— Our broadcast of the General Meeting through the Internet (Code No. 2.3.4) covers the opening of the General Meeting by the Chairman and the report of the Management Board. The shareholders are thus free to hold their discussions with management unencumbered by a public broadcast to a wide audience.

— Previously, all of the members of the Supervisory Board have been elected for a uniform period of office (Code No. 5.4.6). However, according to § 9 (1) of the Articles of Association, it is possible to vary the periods of office in future elections.

Supervisory Board

DR. CLEMENS BÖRSIG
Chairman,
Frankfurt am Main
(from May 4, 2006)

DR. ROLF-E. BREUER
Chairman,
Frankfurt am Main
(until May 3, 2006)

HEIDRUN FÖRSTER*
Deputy Chairperson,
Deutsche Bank Privat- und
Geschäftskunden AG,
Berlin

DR. KARL-GERHARD EICK
Deputy Chairman of the Board
of Management of
Deutsche Telekom AG,
Cologne

KLAUS FUNK*
Deutsche Bank Privat-
und Geschäftskunden AG,
Frankfurt am Main
(until February 1, 2006)

ULRICH HARTMANN
Chairman of the Supervisory
Board of E.ON AG,
Düsseldorf

GERD HERZBERG*
Deputy Chairman of
ver.di Vereinte Dienstleistungs-
gewerkschaft,
Berlin
(from June 2, 2006)

SABINE HORN*
Deutsche Bank AG,
Frankfurt am Main

ROLF HUNCK*
Deutsche Bank AG,
Hamburg

SIR PETER JOB
London

**PROF. DR.
HENNING KAGERMANN**
Chairman and CEO of SAP AG,
Walldorf/Baden

ULRICH KAUFMANN*
Deutsche Bank AG,
Düsseldorf

PETER KAZMIERCZAK*
Deutsche Bank AG,
Essen
(from February 1, 2006)

**PROF. DR. DR. H. C.
PAUL KIRCHHOF**
University professor, Ruprecht-
Karls-University Heidelberg,
Heidelberg
(until July 15, 2006)

MAURICE LÉVY
Chairman and Chief Executive
Officer, Publicis Groupe S.A.,
Paris
(from June 1, 2006)

HENRIETTE MARK*
Deutsche Bank AG,
Munich

MARGRET MÖNIG-RAANE*
Deputy Chairperson of
ver.di Vereinte Dienstleistungs-
gewerkschaft,
Berlin
(until June 1, 2006)

**PROF. DR. JUR. DR.-ING. E.H.
HEINRICH VON PIERER**
Chairman of the Supervisory
Board of Siemens AG,
Erlangen

GABRIELE PLATSCHER*
Deutsche Bank Privat- und
Geschäftskunden AG,
Braunschweig

KARIN RUCK*
Deutsche Bank AG,
Bad Soden am Taunus

DR. THEO SIEGERT
Managing Partner of
de Haen Carstanjen & Söhne,
Düsseldorf
(from July 16, 2006)

TILMAN TODENHÖFER
Managing Partner of
Robert Bosch Industrie-
treuhand KG,
Stuttgart

**DIPL.-ING. DR.-ING. E.H.
JÜRGEN WEBER**
Chairman of the Supervisory
Board of Deutsche Lufthansa AG,
Hamburg

**DIPL.-ING.
ALBRECHT WOESTE**
Chairman of the Supervisory
Board and Shareholders'
Committee of Henkel KGaA,
Düsseldorf
(until June 1, 2006)

LEO WUNDERLICH*
Deutsche Bank AG,
Mannheim

* Employees' representative

COMMITTEES

CHAIRMAN'S COMMITTEE

Dr. Clemens Börsig
Chairman
(from May 4, 2006)

Dr. Rolf-E. Breuer
Chairman
(until May 3, 2006)

Heidrun Förster*

Ulrich Hartmann

Ulrich Kaufmann*

MEDIATION COMMITTEE

Dr. Clemens Börsig
Chairman
(from May 4, 2006)

Dr. Rolf-E. Breuer
Chairman
(until May 3, 2006)

Heidrun Förster*

Ulrich Hartmann

Henriette Mark*

AUDIT COMMITTEE

Dr. Karl-Gerhard Eick
Chairman

Dr. Clemens Börsig
(from May 4, 2006)

Dr. Rolf-E. Breuer
(until May 3, 2006)

Heidrun Förster*

Sabine Horn*

Rolf Hunck*

Sir Peter Job

RISK COMMITTEE

Dr. Clemens Börsig
Chairman
(from May 4, 2006)

Dr. Rolf-E. Breuer
Chairman
(until May 3, 2006)

Sir Peter Job

Prof. Dr. Henning Kagermann

Prof. Dr. jur. Dr.-Ing. E.h.
Heinrich von Pierer
Substitute Member

Tilman Todenhöfer
Substitute Member

* Employees' representative

Regional Advisory Board Europe

WERNER WENNING
– Chairman
Chairman of the Board of Managing Directors of Bayer AG, Leverkusen

DR. KURT BOCK
Member of the Group Board of BASF Aktiengesellschaft, Ludwigshafen

CARL L. VON BOEHM-BEZING
Frankfurt am Main
(until June 1, 2006)

DR. KARL-LUDWIG KLEY
Vice Chairman of the Executive Board and General Partner of Merck KGaA, Darmstadt

FRANCIS MER
Bourg-la-Reine

ALEXEY A. MORDASHOV
Chairman of the Board of Directors, Severstal; Director General, Company Severstal-Group, Cherepovets

DR. H. C. AUGUST OETKER
General Partner of Dr. August Oetker KG, Bielefeld

ECKHARD PFEIFFER
Kitzbühel

DR. BERND PISCHETSRIEDER
Volkswagen AG, Wolfsburg

DR. WOLFGANG REITZLE
President and CEO of Linde AG, Wiesbaden

DR. RER. POL. MICHAEL ROGOWSKI
Chairman of the Supervisory Board of J. M. Voith AG, Heidenheim

HÅKAN SAMUELSSON
President and CEO of MAN Aktiengesellschaft, Munich

MARIA-ELISABETH SCHAEFFLER
Partner and Chairman of the Supervisory Board of INA-Holding Schaeffler KG, Herzogenaurach

DR. CEZARY STYPULKOWSKI
Former President and CEO of PZU SA, Warsaw
(until December 31, 2006)

JÜRGEN R. THUMANN
President, BDI – Federation of German Industries, Chairman of the Shareholders' Committee of Heitkamp & Thumann KG, Düsseldorf

DR. DIETER ZETSCHE
Chairman of the Board of Management and Head of Mercedes Car Group of DaimlerChrysler AG, Stuttgart

Regional Client Advisory Board – Americas

MICHAEL CAPELLAS
Senior Advisor, Silver Lake Partners;
Former President & CEO, MCI

ANTHONY W. DEERING
Chairman, Exeter Capital

ARCHIE DUNHAM
Former Chairman, ConocoPhillips

BENJAMIN H. GRISWOLD, IV
Chairman, Brown Advisory

ROBERT L. JOHNSON
Founder & Chairman,
the RLJ Companies;
Founder & Former Chairman,
Black Entertainment Television

EDWARD KANGAS
Chairman, Tenet Healthcare;
Former Chairman & CEO,
Deloitte Touche Tohmatsu

LYNN MARTIN
President, Martin Hall Group;
Former U.S. Labor Secretary

ROBERT P. MAY
CEO, Calpine Corp.

MICHAEL E. J. PHELPS
Chairman, Dornoch Capital;
Former CEO & President,
WestCoast Energy

NORMAN AUGUSTINE
Former CEO & Chairman,
Lockheed Martin
(from January 1, 2007)

GEORGE J. MITCHELL
Former Chairman, Walt Disney
Company;
Former U.S. Senator
(from January 1, 2007)

JOHN SNOW
Chairman, Cerberus Capital
Management;
Former U.S. Treasury Secretary
(from January 1, 2007)

Group Five-Year Record

Balance Sheet in € m.	2006	2005	2004	2003	2002
Total assets	1,126,230	992,161	840,068	803,614	758,355
Loans, net	168,134	151,355	136,344	144,946	167,303
Liabilities	1,093,422	962,225	814,164	775,412	728,364
Total shareholders' equity	32,808	29,936	25,904	28,202	29,991
Tier I risk-based capital (BIS)	24,498	21,898	18,727	21,618	22,742
Total risk-based capital (BIS)	35,323	33,886	28,612	29,871	29,862

Income Statement in € m.	2006	2005	2004	2003	2002
Net interest revenues	6,919	6,001	5,182	5,847	7,186
Provision for loan losses	330	374	372	1,113	2,091
Commissions and fee income	11,544	10,089	9,506	9,332	10,834
Trading revenues, net	8,247	7,429	6,186	5,611	4,024
Other noninterest revenues	1,628	2,121	1,044	478	4,503
Total net revenues (after provision for loan losses)	**28,008**	**25,266**	**21,546**	**20,155**	**24,456**
Compensation and benefits	12,649	10,993	10,222	10,495	11,358
Goodwill amortization/impairment and impairment of intangibles	31	–	19	114	62
Restructuring activities	192	767	400	(29)	583
Other noninterest expenses	7,011	7,394	6,876	6,819	8,904
Total noninterest expenses	**19,883**	**19,154**	**17,517**	**17,399**	**20,907**
Income before income tax expense and cumulative effect of accounting changes	**8,125**	**6,112**	**4,029**	**2,756**	**3,549**
Income tax expense	2,186	2,039	1,437	1,327	372
Effect from the reversal of 1999/2000 credits for tax rate changes	(1)	544	120	215	2,817
Cumulative effect of accounting changes, net of tax	46	–	–	151	37
Net income	**5,986**	**3,529**	**2,472**	**1,365**	**397**

Key figures	2006	2005	2004	2003	2002
Basic earnings per share	€ 13.31	€ 7.62	€ 5.02	€ 2.44	€ 0.64
Diluted earnings per share	€ 11.55	€ 6.95	€ 4.53	€ 2.31	€ 0.63
Dividends paid per share in period	€ 2.50	€ 1.70	€ 1.50	€ 1.30	€ 1.30
Return on average total shareholders' equity (post-tax)	19.5 %	12.5 %	9.1 %	4.7 %	1.1 %
Adjusted return on average active equity (post-tax)[1]	22.2 %	16.2 %	10.5 %	5.2 %	10.2 %
Cost/income ratio[2]	70.2 %	74.7 %	79.9 %	81.8 %	78.8 %
BIS core capital ratio (Tier I)	8.9 %	8.7 %	8.6 %	10.0 %	9.6 %
BIS capital ratio (Tier I + II + III)	12.9 %	13.5 %	13.2 %	13.9 %	12.6 %
Employees (full-time equivalent)	68,849	63,427	65,417	67,682	77,442

1 We calculate this adjusted measure of our return on average total shareholders' equity to make it easier to compare us to our competitors. We refer to this adjusted measure as our "adjusted return on average active equity". However, this is not a measure of performance under U.S. GAAP and you should not compare our ratio to other companies' ratios without considering the differences in calculation of the ratios. The principal items for which we adjust our ratio are the average unrealized net gains on securities available for sale, net of applicable tax effects. In addition we adjust our average total shareholders' equity for the effect of our paying a dividend once a year following its approval by the general shareholders' meeting. Net income used for this calculation is adjusted for the income tax expense from the change in effective tax rate and the reversing effect and for the effect of accounting changes.

2 Total noninterest expenses as a percentage of net interest revenues before provision for loan losses plus noninterest revenues.

Declaration of Backing[1]

Deutsche Bank AG ensures, except in the case of political risk, that the following companies are able to meet their contractual liabilities:

Berliner Bank AG & Co. KG, Berlin

DB Investments (GB) Limited, London

Deutsche Asset Management International GmbH, Frankfurt am Main

Deutsche Asset Management Investmentgesellschaft mbH vormals DEGEF Deutsche Gesellschaft für Fondsverwaltung mbH, Frankfurt am Main

Deutsche Australia Limited, Sydney

Deutsche Bank Americas Holding Corp., Wilmington

Deutsche Bank Luxembourg S.A., Luxembourg

Deutsche Bank (Malaysia) Berhad, Kuala Lumpur

Deutsche Bank Polska S.A., Warsaw

Deutsche Bank (Portugal), S.A., Lisbon

Deutsche Bank Rt., Budapest

Deutsche Bank S.A., Buenos Aires

Deutsche Bank S.A. – Banco Alemão, São Paulo

Deutsche Bank S.A./N.V., Brussels

Deutsche Bank, Sociedad Anónima Española, Barcelona

Deutsche Bank Società per Azioni, Milan

Deutsche Bank (Suisse) S.A., Geneva

Deutsche Futures Singapore Pte Ltd., Singapore

Deutsche Morgan Grenfell Group plc, London

Deutsche Securities Asia Limited, Hong Kong

Deutsche Securities Limited, Hong Kong

DWS Holding & Service GmbH, Frankfurt am Main

DWS Investment GmbH, Frankfurt am Main

DWS Investment S.A., Luxembourg

OOO Deutsche Bank, Moscow

Schiffshypothekenbank zu Lübeck Aktiengesellschaft, Hamburg

1 Companies with which a profit and loss transfer agreement exists are marked in the List of shareholdings.

Glossary

Adjusted return on average active shareholders' equity
An adjusted measure to make it easier to compare us to our competitors. The principal item for which we adjust our Return on equity is the aggregate unrealized gains and losses (including tax effect) in our portfolio of shareholdings in publicly-listed industrial companies. We include realized gains and losses (net of tax effect) in active equity from the time those shareholdings are sold and the related gains are employed by our businesses. → Return on average total shareholders' equity (RoE).

Alternative assets/investments
Direct investments in → Private equity, venture capital, mezzanine capital, real estate capital investments and investments in leveraged buyout funds, venture capital funds and → Hedge funds.

Asset-backed securities
Particular type of securitized payment receivables in the form of tradable securities. These securities are created by the repackaging of certain financial assets → (Securitization).

Back-testing
Back-testing is used to verify the predictive power of the → Value-at-risk model. Hypothetical daily profits and losses are compared with the estimates we had forecasted using the → Value-at-risk model.

Banking book
All risk positions that are not allocated to the → Trading book.

BIS capital ratio
Key figure for international banks expressing in % the ratio between their capital and their risk-weighted position for regulatory purposes. The minimum total capital ratio to be complied with is 8 % and the minimum core capital ratio 4 %.

BIS
Bank for International Settlements domiciled in Basel.

Broker/brokerage
Brokers accept orders to buy and sell securities from banks and private investors and execute them on behalf of the customer. For this activity, the broker usually receives a commission.

Buyout
Purchase (in full or in part) of a company or specific corporate activities.

Capital according to BIS
Capital recognized for regulatory purposes according to the Basel Capital Adequacy Accord of 1988 (last amended in January 1996) for international banks.
Total capital consists of:
– core capital or Tier I capital: primarily share capital, reserves and hybrid capital components,
– supplementary capital or Tier II capital: primarily participatory capital, long-term subordinated debt, unrealized gains on listed securities and other inherent loss allowances,
– Tier III capital: mainly short-term subordinated debt and excess Tier II capital.
Supplementary capital is limited to 100 % of core capital and the amount of long-term subordinated debt that can be recognized as supplementary capital is limited to 50 % of core capital.

Cash flow statement
Calculation and presentation of the cash flow generated or consumed by a company during a financial year as a result of its business, investing and financing activities, and reconciliation of holdings of cash and cash equivalents (cash reserve) at the beginning and end of a financial year.

Cash management
Refers to the management of liquid assets in dollars, euro and other currencies for companies and financial institutions to optimize financial transactions.

Cash margin receivables/payables
Balances placed by/placed with Deutsche Bank at/by → broker-dealers and clearing organizations for clearing purposes.

Clearing
The process of transmitting, reconciling and, in some cases, confirming payment orders.

Comprehensive income
Change of equity excluding transactions with shareholders (e.g. dividends, issuance of shares). It consists primarily of net income and → Other comprehensive income.

Confidence level
In the framework of the → Value-at-risk concept it is the level of probability that the loss stated by the → Value-at-risk will arise in the respective interval.

Cost/income ratio
In general: a ratio expressing a company's cost effectiveness which sets operating expenses in relation to operating income.

Country risk
The risk that we may suffer a loss, in any given country, due to political and social unrest, nationalization and expropriation of assets, government repudiation of external indebtedness, exchange controls and currency depreciation or devaluation.

Credit default swap
An agreement between two parties whereby one party pays the other a fixed coupon over a specified term. The other party makes no payment unless a specified credit event such as a default occurs, at which time a payment is made and the swap terminates.

Credit derivatives
Financial instruments with which → Credit risk connected with loans, bonds or other risk-weighted assets or market risk positions is transferred to parties providing protection. This does not alter or re-establish the underlying credit relationship of the original risk-takers (parties selling the credit risks).

Credit risk
Risk that customers may not be able to meet their contractual payment obligations. Credit risk includes default risk, → Country risk and settlement risk.

Custody
Custody and administration of securities as well as additional securities services.

Deferred taxes
Tax charges and accruals allocated for payment in a later financial year. Deferred taxes reflect the temporary differences between assets and liabilities recognized for financial reporting purposes and such amounts recognized for income tax purposes.

Derivatives
Products whose value derives largely from the price, price fluctuations and price expectations of an underlying instrument (e.g. share, bond, foreign exchange or index). Derivatives include → Swaps, → Options and → Futures.

Earnings per share
Key figure determined according to → U.S. GAAP and expressing a company's net income in relation to the average number of common shares. Apart from basic earnings per share, diluted earnings per share must also be reported if the conversion and exercise of outstanding stock options, share awards and convertible bonds could increase the number of shares.

Economic capital
A figure which states with a high degree of certainty the amount of equity capital we need at any given time to absorb unexpected losses arising from current exposures. It must be clearly distinguished from reported capital and reserves.

Emerging markets
Expanding markets in developing nations, primarily financial markets.

Equity capital markets
Primarily, activities connected with a company's IPO or the placement of new shares. It also covers the privatization of state-owned companies.

Equity method
Valuation method for investments in companies over which significant influence can be exercised regarding operating and financial policies. The pro-rata share of the company's net income (loss) increases (decreases) the carrying value of the investment affecting net income. Distributions decrease the carrying value of the investment without affecting net income.

Event risk scenarios
Scenarios representing important events, e.g. large movements in interest or exchange rates.

Expected loss
Measurement of the default loss to be expected in our loan portfolio within one year on the basis of historical loss data.

Exposure
The amount which the bank may lose in case of losses incurred due to risks taken, e.g. in case of a borrower's or counterparty's default.

Fair value
Amount at which assets or liabilities would be exchanged between knowledgeable, willing and independent counterparties. Fair value is often identical to market price.

Futures
Forward contracts standardized with respect to quantity, quality and delivery date, in which an instrument traded on the money, capital, precious metal or foreign exchange markets, is to be delivered or taken receipt of at an agreed price at a certain future time. Cash settlement is often stipulated for such contracts (e.g. futures based on equity indices) to meet the obligation (instead of delivery or receipt of securities).

General business risk
Risk arising from changes in general business conditions, such as market environment, client behavior and technological progress. These factors can affect our earnings if we are unable to adjust quickly to changes in them.

Goodwill
The amount which the buyer of a company pays, taking account of future earnings, over and above the → Fair value of the company's individually identifiable assets and liabilities.

Hedge accounting
Financial reporting of hedging relationships (formation of valuation units) which are subject to certain conditions.

Hedge fund
A fund whose investors are generally institutions and wealthy individuals. Hedge funds can employ strategies which mutual funds are not permitted to use. Examples include short selling, leveraging and → Derivatives. Hedge fund returns are often uncorrelated with traditional investment returns.

IFRS (International Financial Reporting Standards) / previously IAS (International Accounting Standards)
Financial Reporting Rules of the International Accounting Standards Board to ensure globally transparent and comparable accounting and disclosure. Main objective is to present information that is useful in making economic decisions, mainly for investors.

Investment banking
Generic term for capital market-oriented business. This includes primarily the issuing and trading of securities and their → Derivatives, interest and currency management, corporate finance, M&A advisory, structured finance and → Private equity.

Liquidity risk
Risk to our earnings and capital arising from the bank's potential inability to meet matured obligations without incurring unacceptably high losses.

Market risk
Arises from the uncertainty concerning changes in market prices and rates (including interest rates, share prices, foreign exchange rates and commodity prices), the correlations among them and their levels of volatility.

Mark-to-market valuation
Valuation at current market prices. Applies, for instance, to trading activities (→ Trading revenues)

Mezzanine
Flexible, mixed form of financing comprising equity and debt capital.

Here: long-term subordinated financing instrument used to finance growth while at the same time strengthening the borrower's economic equity capital base.

Monte Carlo simulation
A Monte Carlo simulation is a model that calculates the gain or loss from a transaction by analyzing a large number of different market scenarios (e.g.10,000).

Netting agreements
Contracts between two parties that under certain circumstances – e.g. insolvency – mutual claims from outstanding business can be offset against each other. The inclusion of a legally binding netting agreement reduces the default risk from a gross to a net amount.

Operational risk
Potential for incurring losses in relation to employees, project management, contractual specifications and their documentation, technology, infrastructure failure and disasters, external influences and customer relationships. This definition includes legal and regulatory risk.

Option
Right to purchase (call option) or sell (put option) a specific underlying (e.g. security or foreign exchange) from or to a counterparty (option seller) at a predetermined price on or before a specific future date.

OTC derivatives
Nonstandardized financial instruments
(→ Derivatives) not traded on a stock exchange, but directly between market participants (over the counter).

Other comprehensive income
Primarily includes unrealized gains and losses on foreign currency translation and on → Securities available for sale. These unrealized gains and losses are not included in net income but reported in accumulated other comprehensive income in shareholders' equity.

Portfolio
In general: part or all of one or all categories of asset (e.g. securities, loans, equity investments or real estate). Portfolios are formed primarily to diversify risk.
Here: combination of similar transactions, especially in securities and/or → Derivatives, under price risk considerations.

Private banking
Business with investment-oriented and high net worth clients.

Private equity
Equity investment in non-listed companies. Examples are venture capital and buyout funds.

Probability of default
States the expected average probability of counterparty default, based on a statistical analysis of historical defaults in our → Portfolio.

Projected unit credit method
An accrued benefit valuation method, according to SFAS 87, used to determine the actuarial present value of an enterprise's defined benefit obligations and the related current service cost. This method takes into account the expected rates of salary increases, for instance, as the basis for future benefit increases. The rate used to discount post-employment benefit obligations is determined by reference to market yields at the balance sheet date on high quality corporate bonds.

Rating
External: standardized evaluation of issuers' credit standing and debt instruments, carried out by specialized agencies.
Internal: detailed risk assessment of every → Exposure associated with an obligor.

Receivables/payables related to prime brokerage
Receivables/payables related to prime brokerage are amounts owed to/owed by Deutsche Bank from activities such as acting as settlement agent, custody provider, financing/funding provider and preparer of account statements for clients who are money managers, → hedge funds, market makers and other professional investors.

Registered shares
Shares registered in a person's name. As required under joint stock company law, that person is registered in the share register with several personal details and the number of shares owned. Only those persons entered in the share register are deemed to be shareholders of the company and are entitled, for instance, to exercise rights at the General Meeting.

Repo (repurchase agreement)
An agreement to repurchase securities sold (genuine repurchase agreement where the asset remains the seller's property). From the buyer's viewpoint, the transaction is a reverse repo.

Return on average total shareholders' equity (RoE)
In general: ratio showing the income situation of a company, setting profit (net income) in relation to capital employed.
Here: net income as a percentage of average capital employed over the year → Adjusted return on average active shareholders' equity.

Risk position according to BIS
The risk position according to → BIS is made up of risk-weighted assets, comprising above all the counterparty risks in the → Banking book and the → Trading book, and the market risk equivalent for interest, foreign exchange, equity and commodity price risks.
While the risk-weighted assets are calculated on the basis of regulatory standard methods, the market risk equivalent corresponds to 12.5 times our → Value-at-risk figure (99 % → Confidence level and ten days holding period), which is calculated on the basis of our regulatorily recognized internal models and scaled up with a bank-specific multiplier (at least 3).

Sarbanes-Oxley-Act (SOX)
U.S. capital market law passed in 2002 to strengthen corporate governance and restore investor confidence in response to a number of major corporate and accounting scandals. Legislation establishes new or enhanced standards ranging from additional Corporate Board responsibilities to criminal penalties for all companies that have listed their shares on a U.S. stock exchange.

Securities available for sale
Securities which are not held for trading purposes and (in case of debt securities) are not held to maturity. They are reported in the balance sheet at their → Fair value. Changes in → Fair value are generally reported in → Other comprehensive income in shareholders' equity. Declines in → Fair value below their amortized cost that are deemed to be other than temporary and realized gains and losses are reported in the consolidated statement of income.

Securitization
In general: rights evidenced by securities (e.g. shares or bonds).
Here: replacing loans or financing various kinds of claims by issuing securities (such as bonds or commercial paper).

Segment information
Disclosure of a company's assets and income, broken down by activity (division) and geographical area (region).

Shareholder value
Management concept that focuses strategic and operational decision-making on the steady growth of a company's value. The guiding principle is that only returns above the cost of capital add value for shareholders.

Swaps
In general: exchange of one payment flow for another.
Interest rate swap: exchange of interest payment flows in the same currency with different terms and conditions (e.g. fixed or floating).
Currency swap: exchange of interest payment flows and principal amounts in different currencies.

Trading book

A bank-regulatory term for positions in financial instruments, shares and tradable claims held by a bank which are intended for resale in the short term to benefit from price and interest rate fluctuations. This also includes business that is closely associated with trading book positions (e.g. for hedging purposes). Risk positions not belonging to the trading book are shown in the → Banking book.

Trading revenues

Balance of realized and unrealized gains and losses on the positions held in the trading portfolio and net interest revenues on → Derivatives held for trading purposes. Trading generally reflects frequent buying and selling, i.e. the positions are taken with the objective of generating profits on short-term differences in price.

Trust preferred securities

Hybrid capital instruments characterized by profit-related interest payments. Under banking regulations they are part of core capital if interest payments are not accumulated in case of losses (non cumulative trust preferred securities) and if the instruments do not have a stated maturity date or if they are not redeemable at the option of the holder. Otherwise they are included in supplementary capital (e.g. cumulative trust preferred securities).

U.S. GAAP (United States Generally Accepted Accounting Principles)

U.S. accounting principles drawn up by the Financial Accounting Standards Board (FASB) and the American Institute of Certified Public Accountants (AICPA). In addition, the interpretations and explanations furnished by the Securities and Exchange Commission (SEC) are particularly relevant for companies listed on the stock exchange. As in the case of → IFRS the main objective is to provide decision useful information, especially for investors.

Value-at-risk

Value-at-risk measures, for a given → Portfolio, the potential future loss (in terms of market value) that, under normal market conditions, will not be exceeded in a given period and with a given → Confidence level.

Impressum/Publications

Deutsche Bank Aktiengesellschaft
Taunusanlage 12
Germany
60262 Frankfurt am Main
Telephone: +49 69 9 10-00
deutsche.bank@db.com

Investor Relations:
+49 69 9 10-3 80 80
db.ir@db.com

Annual Review 2006 and Financial Report 2006 on the Internet:
www.deutsche-bank.com/06

Cautionary statement regarding forward-looking statements

This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations. Any statement in this presentation that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our management agenda, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of 27 March 2007 in the section "Risk Factors". Copies of this document are available upon request or can be downloaded from www.deutsche-bank.com/ir

We will be happy to send you the following publications relating to the financial statements.
Please note that Deutsche Bank Group's annual report consists of two separate sections: Annual Review 2006 and Financial Report 2006.

Annual Review 2006
(German and English)

Financial Report 2006
(German and English)

Annual Report 2006 on Form 20-F
(English)

Annual Financial Statements and Management Report of Deutsche Bank AG 2006
(German and English)

List of Mandates 2006
(German and English)

List of shareholdings 2006
(German and English)

List of Advisory Council Members
(German)

Corporate Social Responsibility – Report 2006
(from May 2007 in German and English)

How to order:

- by e-mail to service-center@bertelsmann.de
- on the Internet at www.deutsche-bank.com/06
- by fax to +49 18 05 0 70 808
- by phone to +49 18 05 802 200
- by mail from
  arvato logistics services
  Bestellservice Deutsche Bank
  Gottlieb-Daimler-Straße 1
  D-33428 Harsewinkel
  Germany

FINANCIAL CALENDAR

2007

May 8, 2007	Interim Report as of March 31, 2007
May 24, 2007	**Annual General Meeting in the Festhalle Frankfurt am Main (Exhibition Center)**
May 25, 2007	Dividend payment
Aug 1, 2007	Interim Report as of June 30, 2007
Oct 31, 2007	Interim Report as of September 30, 2007

2008

Feb 7, 2008	Preliminary results for the 2007 financial year
Mar 26, 2008	Annual Report 2007 and Form 20-F
Apr 29, 2008	Interim Report as of March 31, 2008
May 29, 2008	**Annual General Meeting in the Festhalle Frankfurt am Main (Exhibition Center)**
May 30, 2008	Dividend payment
Jul 31, 2008	Interim Report as of June 30, 2008
Oct 30, 2008	Interim Report as of September 30, 2008


Short Report 2006
NEW MARKETS, NEW OPPORTUNITIES.

Deutsche Bank

The Group at a Glance

	2006	2005
Share price at period end	€ 101.34	€ 81.90
Share price high	€ 103.29	€ 85.00
Share price low	€ 80.74	€ 60.90
Dividend per share (proposed for 2006)	€ 4.00	€ 2.50
Basic earnings per share	€ 13.31	€ 7.62
Diluted earnings per share[1]	€ 11.55	€ 6.95
Average shares outstanding, in m., basic	450	463
Average shares outstanding, in m., diluted	511	509
Return on average total shareholders' equity (post-tax)	19.5%	12.5%
Adjusted return on average active equity (post tax)[2,3]	22.2%	16.2%
Pre-tax return on average total shareholders' equity	26.4%	21.7%
Pre-tax return on average active equity[3]	30.4%	24.3%
Cost/income ratio[4]	70.2%	74.7%

in € m.	2006	2005
Total revenues	28,338	25,640
Provision for loan losses	330	374
Total noninterest expenses	19,883	19,154
Income before income tax expense and cumulative effect of accounting changes	8,125	6,112
Net income	5,986	3,529

in € bn.	Dec 31, 2006	Dec 31, 2005
Total assets	1,126	992
Loans, net	168	151
Shareholders' equity	32.8	29.9
BIS core capital ratio (Tier I)	8.9%	8.7%

Number	Dec 31, 2006	Dec 31, 2005
Branches	1,717	1,588
thereof in Germany	934	836
Employees (full-time equivalent)	68,849	63,427
thereof in Germany	26,401	26,336

Long-term rating	Dec 31, 2006	Dec 31, 2005
Moody's Investors Service, New York	Aa3	Aa3
Standard & Poor's, New York	AA–	AA–
Fitch Ratings, New York	AA–	AA–

[1] Including effect of dilutive derivatives, net of tax.
[2] Net income of € 5,986 million for 2006 and € 3,529 million for 2005 is adjusted for the reversal of 1999/2000 credits for tax rate changes of € (1) million for 2006 and € 544 million for 2005, and cumulative effect of accounting changes, net of tax of € 46 million for 2006.
[3] We calculate this adjusted measure of our return on average total shareholders' equity to make it easier to compare us to our competitors We refer to this adjusted measure as our "return on average active equity". However, this is not a measure of performance under U.S. GAAP and you should not compare our ratio to other companies' ratios without considering the differences in calculation of the ratios. The items for which we adjust the average shareholders' equity of € 30,765 million for 2006 and € 28,201 million for 2005 are the average unrealized net gains on securities available for sale, net of applicable tax effects of € 2,382 million for 2006 and € 2,023 million for 2005 and the average dividends of € 1,615 million for 2006 and € 1,048 million for 2005. The dividend is paid once a year following its approval by the general shareholders' meeting.
[4] Noninterest expenses as a percentage of net interest revenues before provision for loan losses plus noninterest revenues.

// Our Identity. We are a leading global investment bank with a strong and profitable private clients franchise. Our businesses are mutually reinforcing. A leader in Germany and Europe, we are powerful and growing in North America, Asia and key emerging markets.

// Our Mission. We compete to be the leading global provider of financial solutions for demanding clients creating exceptional value for our shareholders and people.

// A Passion to Perform. This is the way we do business. We pursue excellence, leverage unique insights, deliver innovative solutions and build long-term relationships.

// New markets, new opportunities. The world's economic regions are growing closer together. There's nothing new about that. What is new is the pace at which it is happening. Deutsche Bank has an important role to play in this process because new markets mean new opportunities. New investments are streaming into the emerging countries of the Asian/Pacific region, of Latin America and Eastern Europe, and are opening up new prospects. We will not hesitate to take the opportunities wherever they arise in old and new markets. Our figures prove it: Deutsche Bank is on the right track.

CONTENT

Dear Shareholders,

Dr. Josef Ackermann

Chairman of the Management Board and the Group Executive Committee



2006 was a year of great success and achievement for Deutsche Bank. We delivered outstanding financial performance; we invested significantly in our platform, improving our delivery to both existing and new clients across the world; and we charted the course of our future strategy by launching the next phase of our management agenda.

Business conditions were favourable in 2006. The global economy produced very respectable growth, expanding by 5%. A slight deceleration in the U.S. economy was counterbalanced by a sustained upswing in the Eurozone and by strong momentum in leading growth economies, notably China and India. The Eurozone economy was boosted by the renewed strength in Germany. The world's financial markets saw corrections towards mid-year before rallying to new highs.

Deutsche Bank took full advantage of these favourable economic conditions. Revenues for the year rose 11% to € 28.3 billion, and this growth produced significantly higher profits. Pre-tax profits rose 33% to € 8.1 billion, while net income rose by 70% to € 6.0 billion. Pre-tax return on average active equity, as per our target definition, was 31%, up from 25% in 2005, and comfortably ahead of our over-the-cycle target of 25%. Earnings per share rose by 66% to € 11.55, consistent with our target of double-digit earnings per share growth over the cycle. These outstanding results enable us to deliver excellent value to our shareholders. Our share price rose 24% during the year, outperforming both the DAX and the Euro-STOXX banks indices, and at our upcoming Annual General Meeting we will recommend a dividend of € 4.00 per share – up 60% compared to € 2.50 per share in 2005.

All our businesses enjoyed a record year. In the Corporate and Investment Bank (CIB), underlying pre-tax profits rose 24% to € 5.9 billion. Of this, Corporate Banking & Securities contributed € 5.2 billion. We saw exceptional results in Debt and Equity Sales & Trading. Also, both Origination and Advisory produced the best revenues ever, reflecting strong levels of capital market financing to fund M&A and other corporate activity. We were selected as joint bookrunner on the largest initial public offering in history, on behalf of the Industrial and Commercial Bank of China – a mandate which illustrates not only our prominence as a leading global investment bank, but also the strength of our franchise in this increasingly important market. Underlying pre-tax profits in Global Transaction Banking (GTB) rose 38% to € 717 million, reflecting strong growth in this important business.

In Private Clients and Asset Management (PCAM), underlying pre-tax profits rose 13% to € 2.0 billion. Pre-tax underlying profits in Asset and Wealth Management (AWM) rose 18% to € 870 million, with strong performance in the fast-growing area of real estate asset management. AWM also attracted approximately € 21 billion in net inflows of invested assets, with solid inflows in Private Wealth Management and significant progress in stabilizing asset flows in Asset Management. In Private and Business Clients (PBC), revenues exceeded € 5.0 billion for the first time, while underlying pre-tax profits for the year advanced 8% to € 1.1 billion. This was achieved despite the cost of substantial investments in growth during the year.

We invested significantly in the future, announcing four important acquisitions during 2006. Our purchase of MortgageIT, an originator of residential mortgages, represents a significant step forward in the North American securitization market, by creating added scope for us as a leading issuer of residential mortgage-backed securities. We also acquired Tilney Group, one of the United Kingdom's leading independent private wealth managers, giving us a strong platform in Europe's second largest wealth management market. In Germany, we strengthened our PBC platform with two important acquisitions: norisbank, which expands our presence in consumer finance, and Berliner Bank, which doubles our branch network in Berlin and gives us a market share of approximately 15% in Germany's capital. In 2008, we anticipate additional revenues from these acquisitions of € 1 billion. Early this year, we also further expanded PBC's footprint in Asia with an agreement to acquire a stake of up to 20% in the Hanoi Building Joint Commercial Stock Bank, or Habubank, in Vietnam.

We also invested substantially in organic growth. In CIB, we continued to strengthen our platform in the important U.S. market, hiring more bankers in key areas, and further investing in Asian markets. We expanded our Private Wealth Management business by hiring more than 400 people, the majority into client advisory roles. PBC opened eight branches in India last year, and by year end had attracted over 160,000 clients in this very large and fast-growing market. We extended our presence in Latin America and in the Middle East, opening branches or offices in Riyadh, Dubai and Qatar. Worldwide, we created over 5,400 new jobs during 2006.

In October, we launched Phase 3 of our management agenda. Since 2002, we have transformed Deutsche Bank – streamlining our organisation, positioning our businesses for profitable growth, and achieving pre-tax return on equity of 25% in 2005. Our priority now is to leverage our global platform for accelerated growth. To support this objective, we have four fundamental priorities. First, to maintain the cost, risk and capital discipline which have served us well since 2002, while simultaneously maintaining the highest standards of regulatory discipline. Second, to continue to invest in both organic growth and "bolt-on" acquisitions. Third, to grow our PCAM and GTB businesses, which are viewed by the market as highly valuable, 'stable' earnings streams. And fourth, to build on our competitive edge in investment banking, where we have established a position as a world leader.

Several powerful and fundamental trends are shaping our operating environment. The pace of globalization is accelerating, and emerging markets continue to grow in importance. The world's capital markets continue to expand, particularly in complex and innovative areas, and levels of corporate activity remain high. Across the world, we also see invested asset growth, driven by private retirement funding and new wealth creation in emerging economies. We are convinced that Deutsche Bank is very well-positioned to take advantage of these trends. Our exceptional global network, with a presence in 73 countries and strong bases in all major emerging economies, gives us a distinct advantage as globalization gathers pace. Our world-leading investment banking platform, and our outstanding franchise for high-value, 'intellectual capital' products, leave us ideally placed to capture profitable growth opportunities in expanding capital markets. As a leading global asset gatherer, with cutting-edge expertise in both traditional and alternative asset classes, the growth trend in invested assets also plays to our strengths.

We look back with pride, and we look forward with confidence. Over five years since 2002, we have established a record of sustained and significant profitable growth, and value creation for our shareholders. We have invested for further growth in a focused, disciplined and decisive manner. We have positioned our business to take good advantage from the trends which are shaping our future. All of this gives us confidence that, if the business environment remains stable, we can maintain our profitable growth momentum. We look forward to continuing to serve the interests of our shareholders, our clients, our employees and the communities in which we operate, in 2007 and beyond.

Yours sincerely,

Josef Ackermann
Chairman of the Management Board and
the Group Executive Committee

Frankfurt am Main, March 2007

Group Executive Committee



1
Anthony Di Iorio, born 1943
Management Board member since 2006.
Chief Financial Officer, responsible for Finance, Tax, Capital Market Communications/Investor Relations and Corporate Insurance.

2
Dr. Josef Ackermann, born 1948
Management Board member since 1996.
Chairman of the Management Board and the Group Executive Committee, responsible for Corporate and Investment Bank, Private Clients and Asset Management, Corporate Investments, Regional Management as well as Corporate Communications, Corporate Development and Economics/DB Research.

Jürgen Fitschen, born 1948
Global Head of Regional Management and Chairman of the Management Committee Germany.

6
Rainer Neske, born 1964
Head of Private & Business Clients.

3
Anshu Jain, born 1963
Head of Global Markets.

7
Kevin Parker, born 1959
Head of Asset Management.



4
Dr. Tessen von Heydebreck, born 1945
Management Board member since 1994.
Chief Administrative Officer, responsible for Corporate Social Responsibility, Human Resources, Legal, Compliance and Audit.

8
Dr. Hugo Bänziger, born 1956
Management Board member since 2006.
Chief Risk Officer, responsible for Risk & Capital Management, Corporate Security and Treasury & Capital Management.

5
Michael Cohrs, born 1956
Head of Global Banking.

9
Pierre de Weck, born 1950
Head of Private Wealth Management.

10
Hermann-Josef Lamberti, born 1956
Management Board member since 1999.
Chief Operating Officer, responsible for Cost and Infrastructure Management, Information Technology, Operations, Building and Facilities Management as well as Purchasing.

Members of the Management Board of Deutsche Bank AG.





// Globalization, the growth of capital markets – especially in emerging countries – and the expansion of asset gathering are major features of today's financial world. Deutsche Bank is very well positioned internationally to profit from these dynamic trends.

Sofia Nevrokoplis, Fortis Investments, Portfolio Manager/Equity Analyst – European Financials, Paris

Deutsche Bank Group 01 //

Profitable growth thanks to successful change

MANAGEMENT STRUCTURE

The Management Board of Deutsche Bank AG has as its prime responsibility the Group's strategic management, resource allocation, financial accounting and controls, capital and risk management, and internal controls. The Group Board is supported in the performance of its management and oversight duties by functional committees which are chaired by Management Board members and by the Corporate Center.

In May 2006, the offices of Chief Financial Officer and Chief Risk Officer, which had hitherto been held by the same Management Board member, were allocated separately to two different Board Members. Therefore the number of Board Members increased from four to five.

The Chairman of the Management Board/Chief Executive Officer also holds the office of Chairman of the Group Executive Committee (GEC). The GEC is made up of the members of the Management Board, the heads of the five core businesses, and the Head of Regional Management. The GEC supports the Management Board in its decision-making. At regular meetings, it reviews developments within the businesses, discusses matters of Group strategy and formulates recommendations for the Management Board.

Responsibility for the operational management of the Group's core businesses lies with the three Divisional Committees.

Functional Committees

Capital & Risk	Compliance	Finance	Human Resources
Investment	IT & Operations	Principal Investment Commitment	Risk Executive

Group Executive Committee
Management Board
Business Heads/Regional Head

Divisional Committees

Corporate and Investment Bank	Corporate Investments	Private Clients and Asset Management

Regional Committees

GROUP DIVISIONS

Deutsche Bank comprises three Group Divisions: the Corporate and Investment Bank (CIB), Private Clients and Asset Management (PCAM) and Corporate Investments (CI).

CORPORATE AND INVESTMENT BANK

CIB is responsible for Deutsche Bank's capital markets business, comprising the origination, sales and trading of capital markets products including debt, equity, and other securities, together with our corporate advisory, corporate lending and transaction banking businesses. Our clients are institutions, both private and public sector, including sovereign states and supranational bodies, together with global and multinational corporations, medium-sized and small businesses.

CIB is subdivided into two Corporate Divisions: Corporate Banking & Securities and Global Transaction Banking (GTB).

Corporate Banking & Securities covers Deutsche Bank's origination, sales and trading of capital market products, corporate advisory and corporate financing businesses, asset finance and leasing, and commercial real estate.

Global Transaction Banking covers Deutsche Bank's cash management, clearing, trade finance and trust & securities services businesses serving both financial institutions and corporate clients. Corporate Finance and Global Transaction Banking are together named Global Banking.

PRIVATE CLIENTS AND ASSET MANAGEMENT

PCAM comprises two Corporate Divisions: Asset and Wealth Management and Private & Business Clients.

Asset and Wealth Management comprises two Business Divisions: Asset Management and Private Wealth Management. Asset Management provides institutional clients, including pension funds and insurance companies, with a full range of services including traditional asset management, alternative assets, sophisticated absolute return strategies and real estate asset management. Asset Management also provides retail clients across the globe with mutual fund products through our DWS and DWS Scudder franchises. Private Wealth Management serves high net worth individuals and families worldwide with a fully-integrated wealth management service embracing portfolio management, tax advisory, inheritance planning and philanthropic advisory services.

Private & Business Clients (PBC) provides private individuals and small businesses with a full range of traditional banking products, including current accounts, deposits and loans, investment management products and business banking services. PBC operates outside Germany predominantly in European markets including Italy and Spain, but also in Belgium and Portugal. It is currently expanding into important emerging markets in Central and Eastern Europe, such as Poland, and in Asia, including India and China.

CORPORATE INVESTMENTS

The Corporate Investments Group Division covers our industrial shareholdings, certain bank-occupied real estate assets, private equity and venture capital activities and other non-strategic holdings.

OUR STRATEGY

In late year 2006, Deutsche Bank launched Phase 3 of our management agenda. This followed the successful delivery of the first two phases since 2002, during which we streamlined our organization, positioned our core businesses for profitable growth and reached our target of 25% pre-tax return on average active equity. The overall objective for Phase 3 is to leverage our global platform for accelerated growth. Our performance in 2006 reflected our progress in all four key pillars of the Phase 3 management agenda:

MAINTAINING STRICT COST, RISK, CAPITAL AND REGULATORY DISCIPLINE

We further reduced our cost-income ratio as costs grew much less strongly than revenues. Our capital discipline was reflected in a core capital ratio of 8.9%, up from 8.7% at the end of 2005, despite growth in risk-weighted assets, continued share buybacks and a recommended dividend increase of 60% to an all time high of €4.00 per share. Our problem loans and provision for credit losses decreased again.

CONTINUING TO INVEST IN ORGANIC GROWTH, SUPPLEMENTED BY TARGETED 'BOLT-ON' ACQUISITIONS

We added 5,422 people during 2006, expanding our presence in North America and Latin America, the Middle East, Central and Eastern Europe, and Asia, notably in China and India. Furthermore, we announced four significant acquisitions during the year. Our purchase of MortgageIT, a U.S. residential mortgage originator, enables us to expand in the important U.S. securitization business. The acquisitions of Berliner Bank and norisbank complement both the regional strength and product range of our retail banking platform in Germany, while the purchase of Tilney Group in the UK gives us a strong footprint in Europe's second largest private wealth management market.

FURTHER GROWING OUR "STABLE" BUSINESSES

In both PCAM and GTB, we possess businesses whose earnings are viewed as stable, and therefore are highly valued by investors and other capital market participants. In 2006, underlying pre-tax profit in PCAM and in GTB rose to record levels. Combined underlying pre-tax profit in these two businesses has approximately doubled since 2003.

BUILDING ON OUR COMPETITIVE EDGE IN CIB

Deutsche Bank has a world-leading global investment banking franchise, which was once again a major contributor to the bank's strong financial performance in 2006. In Corporate Banking & Securities, pre-tax profit rose to unprecedented levels, with record revenues across sales and trading, origination and corporate advisory services.

CONTINUING TO DELIVER ON OUR TARGETS

Deutsche Bank once again successfully delivered on its stated financial objectives in 2006. Pre-tax return on average equity was 31 % for the year, comfortably ahead of our over-the-cycle target of 25%. Diluted earnings per share grew by 66% also significantly exceeding our goal of double-digit growth over the cycle.

Deutsche Bank's business model is configured to unlock the potential of synergies across mutually reinforcing businesses. These synergies include the development and distribution of products between different businesses, and the potential for different businesses to collaborate in serving common clients. Capturing the potential of these synergies is an integral part of our strategy.

Global presence


New York
London
Frankfurt
Singapore
Tokyo

Responsible, value-driven and transparent management and control

Effective corporate governance is an essential part of our identity. The framework for this is provided by, first and foremost, the German Stock Corporation Act and the German Corporate Governance Code. Since our share is listed on the New York Stock Exchange, we are also subject to the relevant U.S. capital market legislation as well as the rules of the Securities and Exchange Commission (SEC) and New York Stock Exchange (NYSE).

We ensure the responsible, value-driven management and control of Deutsche Bank through our system of corporate governance, which has four key elements: good relations with shareholders; effective cooperation between the Management Board and Supervisory Board; a system of performance-related compensation; and transparent, timely reporting.

SHAREHOLDERS

As is legally required, our shareholders are involved in the bank's most important decisions. These include amendments to the Articles of Association, setting the annual dividend, the issue of new shares, share repurchase programmes and important structural changes. Deutsche Bank has only one class of share, with each share carrying the same voting right. To make it easier for our shareholders to exercise their voting rights, we support the use of electronic media for the Annual General Meeting. For example, shareholders can issue their voting instructions via the Internet.

MANAGEMENT BOARD

The Management Board is responsible for managing the company. It is assisted and advised by the Group Executive Committee, which is composed of the members of the Management Board, the heads of Deutsche Bank's five core businesses, and the Head of Regional Management. This committee analyzes the development of the business divisions, discusses matters of Group strategy and prepares recommendations to support decisions which are taken by the Management Board.

SUPERVISORY BOARD

The Supervisory Board oversees and advises the Management Board. It appoints the Management Board members, and together with the Management Board, arranges for its long-term succession planning. Major initiatives of the Management Board require Supervisory Board approval. The Supervisory Board has specified the information and reporting duties of the Management Board and set up a Chairman's Committee, an Audit Committee, a Risk Committee and a Mediation Committee.

PERFORMANCE-RELATED COMPENSATION

The compensation of the Management Board members is aligned to industry standards and primarily reflects their contribution to business performance. Part of the Management Board's compensation is equity-based, and this is driven by the performance of our share price relative to that of our peers. Supervisory Board members receive a fixed and a dividend-related compensation component as well as a compensation component oriented on the mid-term share price performance measured against a group of peer companies. The chair and deputy chair of the Supervisory Board as well as the chair and members of its committees receive additional compensation. The individual compensation of each member of the Management Board and Supervisory Board is published in the Compensation Report, which is part of the Management Report (Financial Report 2006, pages 35 ff.).

REPORTING AND TRANSPARENCY

Deutsche Bank Group's reporting is in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) and the comprehensive reporting rules of the SEC. This provides for a high degree of transparency and facilitates comparability with our international peers.

CHANGES IN 2006

Effective May 3, 2006, Rolf-E. Breuer resigned as Chairman of the Supervisory Board. His successor is Clemens Börsig, who had hitherto served as Group Chief Financial and Risk Officer. Furthermore, the Supervisory Board appointed Anthony Di Iorio and Hugo Bänziger as new members of the Management Board, effective May 4, 2006. As Chief Financial Officer, Mr. Di Iorio is in charge of finance, and Dr. Bänziger in his capacity as Chief Risk Officer is responsible for risk and capital management. Management Board member Tessen von Heydebreck was named Corporate Governance Officer. The Management Board Compensation Disclosure Act applies for the first time for the financial year 2006, and we thus enhanced our previously instituted individualized disclosure with additional information.

DECLARATION OF CONFORMITY

On October 31, 2006, the Management Board and Supervisory Board issued a new Declaration of Conformity in accordance with § 161 of the German Stock Corporation Act. It states that Deutsche Bank complied with the recommendations of the German Corporate Governance Code with two exceptions: first, the directors' and officers' liability insurance policy for the Management Board and Supervisory Board members does not have a deductible, and second, a member of the Management Board became Supervisory Board Chairman as well as Chairman of several of its committees.

Our complete Corporate Governance Report for 2006 can be found in our Financial Report 2006 on pages 194 ff. This report and other documents on our corporate governance, such as the Terms of Reference for the Management Board as well as the Supervisory Board and its committees are available on the Internet at www.deutsche-bank.com/ir.

We regularly check our corporate governance in the light of new events, statutory requirements and developments in domestic and international standards and adjust it accordingly.

Supporting the interests of shareholders, clients, staff and the community

Deutsche Bank's business philosophy aims at supporting all those who have a stake in our success: our shareholders, our clients, our staff and the communities in which we operate.

Sustainable financial success is only possible if we give due attention to the impact of our actions today on the world of tomorrow, and this means questioning traditional solutions. For Deutsche Bank, top performance and success are both the precondition and the yardstick for this, which is why we compete with the best in developing innovative and efficient solutions for our stakeholders. Our global business model draws strength from the diversity of our staff, businesses and regional presence.

Shareholders	Clients
Staff	Society

OUR SHAREHOLDERS

Our ability to operate successfully depends critically on our attractiveness to investors, both now and in the future. Here, we compete with the entire gamut of investment alternatives available to our investors. Solid financial performance presupposes not only sound and diversified growth in profitable businesses, but also forward-looking risk management. We must constantly find the right balance between opportunities and risks. We attach special value to the strong reputation of our brand, which we permanently strive to strengthen and protect.

OUR CLIENTS

We are a reliable partner to our clients, supporting them with advice and action in the pursuit of their financial and strategic objectives. We carefully analyze our clients' needs, produce innovative recommendations from a wide range of possible solutions which are tailored to the market enviroment, and help our customers realize their goals. Client satisfaction is both the aim we strive to meet and the ultimate yardstick of our success.

OUR STAFF

The technical and human competence, experience and professionalism of our staff are the key qualities that guarantee our ability to advise demanding customers successfully. We invest in enhancing our employees' qualifications, and strive to be a fair and trustworthy partner for our people as they fulfil their personal potential. We attach particular importance to respecting and supporting the diversity and the different lifestyles of our employees. Safeguarding our position as a first-class employer is critical if we want to stay competitive.

THE COMMUNITY

We can only contribute to the future well-being of shareholders, clients and staff if the communities in which we operate are fully functional and capable of successfully facing the challenges of our times. Our commitment is clear – and not only where the lives of individuals are afflicted by hardship through no fault of their own, for example in the case of natural disasters. We also invest in the education of young people and, more generally, seek to unleash the capabilities of Deutsche Bank and its staff to adress social issues. For many years, for example, we have been an active worldwide supporter of microcredits.





// Deutsche Bank's professionalism and thorough understanding of the issues that affect our local business environment make the Deutsche Bank team a pleasure to work with. This is particularly true in the design and implementation of Black Economic Empowerment transactions, where Deutsche Bank has been at the forefront.

Zellah Fuphe, Managing Director and CEO, Worldwide African Investment Holdings, Johannesburg

Stakeholders
02 //

Statements relating to Deutsche Bank's competitive position, market share or ranking are based largely on external sources, including industry publications (e.g. Euromoney, the Banker, etc.) and specialist information providers (Thomson Financial, Dealogic, Bloomberg, etc.).

Record operating results and recommended dividend

Increasing dividend

In € per share


4.00
3.50
3.00
2.50
2.00
1.50
1.00
0.50
0
1.30
1.50
1.70
2.50
4.00*
02
03
04
05
06

* Proposal

60% HIGHER DIVIDEND RECOMMENDED

2006 was an exceptionally successful year for Deutsche Bank; we achieved the best operating result in our history. We would like to see our shareholders participate directly in this achievement through a higher dividend, and accordingly will recommend, at the Annual General Meeting on May 24, 2007, that the dividend be raised by 60% to € 4.00 per share. With that, we will have more than tripled our dividend since 2002 while simultaneously increasing our payout ratio to 37% in 2006.

REVENUE PROSPECTS AND MARKET ENVIRONMENT BOOST OUR SHARE

2006 was a very good year on the international stock markets. The DAX German Share Index climbed to 6,597 points, its highest level since February 2001. With a gain of 22%, the DAX outperformed the Euro STOXX 50 (up 15%) and the Dow Jones Industrial Average (up 17%). In this favourable environment, and especially against the background of a positive profit outlook for our bank, the Deutsche Bank share outperformed the market, rising 24% for the year, or 2 percentage points more than the DAX. This came on top of a similar gain in 2005.

The Deutsche Bank share got off to a promising start at the beginning of last year. After a sustained upswing, our share price touched the € 100 mark in May for the first time in five years. Growing concerns over rising interest rates and inflation, especially in the U.S.A., and the

Useful information on the Deutsche Bank share

2006	
Change in total return[1]	27.39%
Share in equities trading (Xetra and Frankfurt Floor Trading)	7.8%
Average daily trading volume[2]	4.2 million shares

As of December 31, 2006	
Issued shares	524,768,009
Outstanding shares	498,650,274
Share capital	€ 1,343,406,103.04
Market capitalization	€ 53.18 billion
Share price[3]	€ 101.34
Weighting in the DAX	7.7%
Weighting in the Dow Jones STOXX 50	1.6%

Securities identification codes

Deutsche Börse		New York Stock Exchange	
Type of issue	Registered share	Type of issue	Global Registered Share
Symbol	DBK	Currency	U.S.$
WKN	514 000	Symbol	DB
ISIN	DE0005140008	CINS	D 18190898
Reuters	DBKGn.DE	Bloomberg	DBK GR

[1] Share price based on Xetra.
[2] Orderbook statistics (Xetra).
[3] Xetra – closing price.

widespread fears of a cyclical downswing then prompted many investors to take profits. This put pressure on the DAX and also on our share, which declined to € 80.74 in June, slightly below its level at the beginning of the year. Contrary to expectations, however, business activity remained robust. Investors gradually regained their confidence in the face of softening oil prices, easing inflationary pressures and improved prospects for corporate profits. The still relatively favourable valuation of German quoted companies, and the lack of attractive alternatives outside the stock market provided additional stimulus. The DAX stabilized and moved upwards steadily without substantial volatility. The momentum in the Deutsche Bank share also contributed to this, with the price reaching its annual high at € 103.29. Our share then eased slightly to € 101.34 by the end of the year.

INVESTMENT WITH LONG-TERM VALUE

As measured by long-term relative returns, the Deutsche Bank share is also a very attractive investment. An investor who bought Deutsche Bank shares for the equivalent of € 10,000 at the beginning of 1980, reinvested dividends and subscribed to capital increases without injecting additional funds, would have had a portfolio worth € 166,775 at the end of 2006. This corresponds to an average return of 11% per annum - outperforming the DAX, which rose by roughly 10% per annum over the same period.

Long-term value


1,900
1,600
1,300
1,000
700
400
100
80
82
84
86
88
90
92
94
96
98
00
02
04
06

Total Return Index, beginning of 1980=100, quarterly figures
Source: Datastream

- Deutsche Bank
- DAX

Higher voting presence at the Annual General Meeting

In % of share capital


45
30
15
36
39
32
25
41
02
03
04
05
06

HIGHER MARKET CAPITALIZATION

On December 31, 2006, our share capital was based on 524,768,009 no par value shares. This corresponded to a market capitalization of € 53.2 billion. Compared with 2005, it was higher by nearly € 8 billion or 17%, even though we cancelled more than 40 million shares in February 2006. As measured by market capitalization, we ranked in 27th position among other international banks and in fifth place among all German quoted companies.

In the DAX, the Deutsche Bank share had a weighting of 7.7% at year's end. Total turnover in our share was roughly € 220 billion in 2006, the second highest of any DAX stock.

DEUTSCHE BANK CONCENTRATES TRADING IN ITS SHARES ON LIQUID STOCK EXCHANGES

Following a detailed review, Deutsche Bank started in May to concentrate the listings of its Global Registered Share on those stock exchanges which offer most liquidity for investors trading in its shares - predominantly our German home market, followed by the New York Stock Exchange, which together accounted for roughly 99% of trading volume in 2005. Accordingly, in 2006 trading in our share was terminated at the stock exchanges of Amsterdam, Brussels, London, Luxembourg, Paris, Tokyo, Vienna and Zurich.

INCREASED EQUITY PRESENCE AT OUR ANNUAL GENERAL MEETING

We welcomed roughly 5,000 of our shareholders to our Annual General Meeting (AGM) on June 1, 2006, in the Frankfurt Festhalle. A total of 40.7% of voting capital participated in the voting rounds, 16 percentage points more than in 2005. Like almost all DAX companies, we benefited from the fact that in 2006, institutional investors in Germany exercised their voting rights more readily at annual general meetings. For most German stock corporations, the previous stipulation that shares must be blocked for seven days was replaced by a much more straightforward requirement of share ownership on a single day of record, and this significantly allayed concerns which foreign shareholders had previously felt. Visitors to our AGM also showed great interest in Deutsche Bank's "Land of Ideas" initiative.

The customary review of the development of our business was followed by an intensive question-and-answer session between shareholders and management, which again lasted into the evening. The AGM concluded with shareholders approving all resolutions on the Agenda by large majorities.

NEW SHARE BUYBACK PROGRAM LAUNCHED

We again received shareholders' authorization to purchase our own shares in a volume equivalent to up to 10% of share capital. The Management Board therefore resolved to terminate the preceding 2005/2006 share buyback program, in which a total of 35.8 million shares had been bought back, and to continue to repurchase shares on the basis of the new program. Under this program, Deutsche Bank is authorized to buy a maximum of 51.9 million of its own shares up to October 31, 2007. By the end of 2006, we had used this authorization to purchase 9.1 million shares at an average price of € 89.63 per share. Our portfolio of Deutsche Bank shares, stemming mainly from the previous share buyback program, comprised 26.1 million shares at that point in time.

From mid-2002, when our first share buyback program was launched, to the end of 2006, we have cancelled 118 million Deutsche Bank shares worth roughly € 7.2 billion.

All buybacks are transacted mainly through both the direct purchase of shares on the spot market and also, if necessary, with the help of derivatives on a comparatively small scale. With the repurchased shares, we can both reduce our share capital and fulfil obligations under share-based compensation programs. The main condition, however, is that by doing so we neither impair our growth opportunities nor compromise our sound capital adequacy ratio.

Decreasing number of shareholders

In thousands at year's end


600
500
400
300
200
100
513
503
468
412
348
02
03
04
05
06

100% FREE FLOAT

The number of shareholders entered in the share register fell from 411,593 at the end of 2005 to 348,196 at the end of 2006. At Deutsche Bank, as at many DAX corporations, the downward trend in the number of private shareholders in Germany has continued. Institutional investors (including banks) held 86% (+ 2 percentage points) of our share capital in the amount of € 1,343,406,103; the remaining 14% (- 2 percentage points) were held by private investors. Our shares are 100% in free float. Out of total shares in issue, shareholders resident in Germany held 54% (versus 52% at the end of 2005), and non-resident shareholders 46% (versus 48% at the end of 2005). We know of no large shareholders with a holding of 5% or over as per year end 2006, which would require reporting pursuant to § 21 German Securities Trading Act.

DIVERSE CONTACTS WITH INVESTORS

In 2006, as in preceding years, our Investor Relations team kept investors and financial analysts regularly informed about the bank's progress. We answered investors' questions at roughly 230 one-on-one meetings and group discussions and attended 12 international broker conferences, some of them with representatives of top management.

In quarterly analyst meetings and telephone conferences, we reported on Deutsche Bank's financial performance and progress against strategic objectives. We also successfully continued the intensive dialogue with debt investors which we initiated four years ago.

In October, our Group Executive Committee attended an Investor Day in London to present the details of Deutsche Bank's current strategy to capital market participants. Josef Ackermann, Chairman of the Management Board and the Group Executive Committee, described the new phase of our strategic management agenda, the principal aim of which is to leverage our global platform for accelerated growth.

The demand for information from private investors is consistently strong, and we meet this requirement primarily through our shareholder hotline, which is available free of charge, and on the Internet. We also broadcast our Investor Relations presentations live on the World Wide Web, and offer an information service. We prepare our annual report and quarterly reports electronically in particularly user-friendly format by providing, among other things, diverse interactive evaluation and analysis applications.

Record performance in a strong environment

In 2006 the Corporate and Investment Bank, or CIB, took advantage of good trading conditions to turn in a record performance, underlining our status as one of the world's leading investment banks. We produced best-ever revenues in sales and trading, reaping the benefits of our integrated debt and equity platforms, strengthening our franchise as a leader in high-value, 'intellectual capital' products and services, and further investing in our emerging market capabilities. In corporate finance, our Origination and Advisory businesses also achieved record results in a strong market for M&A and capital raising. We gained market share in key regions and won a series of prestigious mandates. In transaction banking, we sustained our momentum of substantial year-on-year profit growth.

CIB comprises two Corporate Divisions: Corporate Banking & Securities and Global Transaction Banking. Corporate Banking & Securities comprises two Business Divisions: Global Markets and Corporate Finance. Corporate Finance and Global Transaction Banking are together named Global Banking.

CORPORATE BANKING & SECURITIES

GLOBAL MARKETS comprises all sales, trading, structuring and research in a wide range of financial products, including bonds, commodities, equities, equity-linked products, exchange-traded and OTC derivatives, foreign exchange, money market instruments, asset- and residential mortgage-backed securities and hybrid instruments. Global Markets and Global Corporate Finance are jointly responsible for our Leveraged Debt Capital Markets (LDCM) and Equity Capital Markets (ECM) businesses.

2006 was an outstanding year for Global Markets. In this environment, the Division again generated record revenues, reaping rich rewards from our unique strategic positioning and an exceptionally well-diversified platform across different products, client segments and regions of the world. With a leadership position in Europe and leading franchises in dynamic

Income before income taxes 2006

In 2006, CIB achieved a record pre-tax profit of € 5.8 billion. The increase of € 1.4 billion compared with the prior year was attributable largely to higher revenues in almost all business lines. All in all, CIB recorded growth of € 2.8 billion in revenues compared with 2005. Noninterest expenses, which included € 0.3 billion less in restructuring charges than in 2005, rose by € 1.4 billion because our staff received substantially higher performance-related compensation due to the positive development of business. In provision for credit losses, there was a net release of € 0.1 billion.

Corporate and Investment Bank[1]

in € m.	2006	2005
Net revenues	18,712	15,923
Total provision for credit losses	(88)	10
Noninterest expenses	13,019	11,577
Income before income taxes	**5,781**	4,336
Return on equity (pre-tax) in %	33	30
BIS risk positions	191,892	167,753
Assets	1,012,050	881,649

[1] Excerpt from segment reporting. For notes and other detailed information, see Financial Report 2006 (Management Report).

emerging capital markets, we profited from good exposure to regional growth. Our emphasis on high-value, structured solutions also enabled us to excel for our clients in complex, dynamic and demanding markets.

Client transactions remained the predominant source of earnings across all major business lines. Business was strong with all major client segments - corporates, hedge funds and institutions, including asset managers, insurers and pension funds. High levels of corporate activity were accompanied by an increasing appetite to manage interest rate and foreign currency risks using derivatives and other structured products in which Deutsche Bank is a recognized market leader.

Global Markets was well-positioned to help pension funds as they actively addressed long-standing asset-liability mismatches, in the process spurring demand for long-dated assets and giving rise to entirely new asset classes such as longevity risk. Deutsche Bank was among the most active providers of structured solutions to these systemic problems.

We expanded our offering to hedge fund clients, who showed increasing demand for higher-yielding assets manufactured by our structured credit and equity groups. As hedge funds sought more stable liability structures, increasingly adopting "permanent capital" as a fund-raising tool, specialized teams worked hard to fashion innovative solutions.

Our investment in retail distribution also paid off in 2006, as retail investors, whom we serve directly and via white-labeling arrangements with intermediaries, showed a significant appetite for products offering both low-cost index replication and genuine outperformance.

Our Credit Products group enjoyed enormous success, despite a significant narrowing of credit spreads throughout the year, which rendered asset origination and structuring more challenging. We tapped new growth opportunities by applying our structured credit technology to areas such as infrastructure and film finance.

Our decision in late 2005 more closely to integrate cash and derivative's trading across our equities platform paid handsome dividends. Performance across all customer-facing equity business lines improved year-on-year and clients benefited from faster product innovation and idea dissemination across businesses.

In the emerging markets in particular, our equity franchise reaped the rewards of a strategic commitment to active participation in local capital markets. The growth of domestic institutional assets under management; the development of more sophisticated investment strategies, including the proliferation of onshore hedge funds; increasing appetite among emerging market companies and investment funds for international assets – all these trends played to our strengths. Our equities platform was ranked No.1 in Central and Eastern Europe, the Middle East and Africa with a 14.8% market share.

AWARDS 2006
Euromoney:
"Best Emerging Market Debt House of the Year"
"Best Investment-Grade Debt House of the Year"
"Best Risk Management House of the Year"
"No. 1 Provider of FX Services"
International Financing Review:
"Covered Bond House of the Year"
"Derivatives House of the Year"
"Investment Grade Corporate Bond House of the Year"
International Financing Review Asia:
"Bond House of the Year"
"Derivatives House of the Year"
Risk Magazine:
"No. 1 Corporate Dealer"

Global Markets: world leader in foreign exchange

Market share in %


20
10
9.8
12.2
16.7
19.3
3
2
1
1
03
04
05
06

☐ Ranking in peer comparison
Source: Euromoney FX survey

Deutsche Bank: continued market leader in corporate bonds in Euro

Market share in %


15
10
5
9.5
12.3
13.2
1
1
1
04
05
06

☐ Ranking in peer comparison
Source: Thomson Financial

Our dedicated equity proprietary trading team successfully took advantage of market opportunities in the first and fourth quarters, resulting in a full-year performance which was close to the exceptional levels of 2005.

Our sustained expansion into residential mortgage-backed securities in the U.S. proved successful, with the business gaining both in earnings and in market share. We took major steps forward in building our U.S. franchise with our acquisitions of mortgage origination platforms, Chapel Funding and MortgageIT.

Deutsche Bank's world-leading sales and trading franchise again won recognition in the market, in both "flow" and structured products. Respondents to Euromoney Magazine's annual foreign exchange poll again named Deutsche Bank as the world's No.1 provider of foreign exchange products and services. The bank was also voted, again for the second consecutive year, the largest worldwide dealer in derivatives in a benchmark poll conducted by Risk Magazine.

CORPORATE FINANCE comprises our M&A Advisory, Equity Capital Markets (ECM), Leveraged Debt Capital Markets (LDCM), Commercial Real Estate (CRE), Asset Finance & Leasing (AFL) and corporate lending services. All products and services are delivered to clients through regional and industry-based client coverage.

2006 was a highly successful year for Corporate Finance, with profitable growth and market share gains in our core businesses. Business conditions were favourable, with strong levels of corporate activity and growth momentum particularly in Europe and in the Asia/Pacific region. Furthermore we saw dynamic growth in key market segments, including financial sponsors and commercial real estate. With a broad array of products and services, and a well-developed global presence, Corporate Finance was well-positioned to take good advantage of this environment during the year.

We made good progress in all major regions of the world. In Europe, we retained our leadership position, while in the U.S., our largest regional growth opportunity, we continued to gain market share in select core businesses as well as improve profitability. In Asia/Pacific ex-Japan, we ranked 6th for the year. In Germany, our home market, we consolidated our position as the clear market leader in M&A advisory, in equity and in the investment grade bonds businesses, and we were also lead adviser in most of the significant cross-border transactions. We enhanced our offering to medium-sized or 'Mittelstand' clients, by adjusting our coverage structure to their needs and improving our delivery of a full array of products and services. As part of this effort, we successfully launched a debenture program (db-Schuldschein) and further developed our equiNotes mezzanine financing – both granting access to capital markets for mid-sized companies.

Our Advisory business continued to gain momentum in strong markets, ending the year 65% higher in volume terms. In Europe, our transaction volumes increased by 62%, and we finished the year as market leader in Germany, the UK, Russia and CEMA (Central and Eastern Europe, Middle East & Africa). In the U.S., our transaction volumes increased by 57% and our progress was boosted by several large and high-profile mandates.

In ECM, we maintained our place among the world's leading houses, strengthening our position in key markets and product areas. In global convertible bond issuance we finished the year at No. 2 with a significant increase in volumes over 2005. In the U.S. we continued to gain market share. In Europe we were the No. 1 Real Estate ECM House, while our successful investments in emerging markets helped us progress in the Middle East and Africa. In Asia/Pacific outside Japan, we ranked 6th, up 2 positions from 2005, and we acted as joint bookrunner on the world's largest ever initial public offering in China.

Our LDCM group delivered another record year. In the U.S., we had a lead role in 8 out of the 10 largest Leveraged Buy Outs (LBOs) in 2006. Our leveraged finance business in Europe maintained its leadership position in European High Yield for the sixth straight year. Deal highlights included the largest European LBO ever along with a number of award-winning innovative deals for both corporates and the fast-growing financial sponsor segment.

Our CRE business enjoyed another year of significant growth. Expansion in the U.S. was boosted by financings for large acquisitions and take-private transactions, whilst we saw a record year in Real Estate Collateralized Debt Obligations (CDOs). CRE continued its successful build-out in Europe. Our focus on growth in Asia/Pacific saw the opening of four new offices in 2006: Shanghai, Hong Kong, Sydney and Mumbai.

Our AFL business also had a successful year. In Germany, we set a milestone in product innovation by arranging the first ever closed-end fund investing in a pre-defined portfolio of patents. We acted as Joint Lead Arranger for Senior Debt and as Sole Arranger for Mezzanine Debt in the first Public-Private-Partnership (PPP) project in the German health-care sector. In Singapore, we established a regional desk for our AFL business.

Corporate Finance: strong increase in European M&A

Market share of completed deals in %


30
20
10
9.0
22.0
26.2
11
5
3
04
05
06

☐ Ranking in peer comparison
Source: Thomson Financial

AWARDS 2006

Euromoney:
"Western Europe: Best Investment Bank"
Euroweek:
"Best High Yield Bond House"
Financial News:
"Best Equity-linked House of the Year"
"Best M&A House in Germany"
International Financing Review:
"US Leveraged Finance House"
The Banker:
"EMEA Investment Bank of the Year"
"High Yield Bond House of the Year"
"Leveraged Finance House of the Year"

AWARDS 2006
Financial i:
"Most Innovative *Cash Management* Provider"
Global Finance:
"Best Overall Bank for Cash Management – Western Europe"
International Securitization Report:
"Trustee of the Year"
Structured Finance International:
"Best Trustee and Administration Service Provider"
Trade Finance Magazine:
"Best Trade Documentation Bank"
Trade & Forfaiting Review:
"Best International Trade Finance Bank"

GLOBAL TRANSACTION BANKING

Global Transaction Banking (GTB) comprises commercial banking products and services for corporate clients and financial institutions, including domestic and cross-border payments, professional risk mitigation for international trade and the provision of trust, agency, depositary, custody and related services. Business units include Cash Management for Corporates and Financial Institutions, Trade Finance and Trust & Securities Services.

2006 was a successful year for GTB with strong organic revenue growth and continued cost discipline. We increased our focus on Europe as our home market, benefited from our restructured Asian business and increased our emerging markets presence.

In our corporate client group, we continued to support our clients with efficient, streamlined cash management processes. We achieved this by leveraging Deutsche Bank's global network, investing in technology and products as well as focusing on service quality. In an environment of higher transaction volumes and favourable interest rates, cash management revenues grew in all regions. Our Trade Finance business continued to grow steadily, notably in emerging markets. The successful combination of trade finance risk mitigation products with structuring and distribution expertise helped us to achieve leadership positions as an arranger of global trade finance loans. With close teamwork across different product areas, we developed a suite of innovative services to meet our clients' cash management and trade finance needs.

Global Transaction Banking: mandated arranger of global trade finance loans


Number of deals
200
160
120
80
40
43
61
74
104
191
02
03
04
05
06

Source: Dealogic

Financial institutions have also benefited from GTB's scale and scope, as clients in this segment continue to consolidate their business with a single global cash management provider. Furthermore, partner bank arrangements including white-labelling of front-end technology or in-sourcing solutions for transaction processing, have proved to be an important success factor in our business.

Trust & Securities Services had a successful year, increasing revenues through organic growth and the acquisition of the UK-based Depository and Clearing Centre of JP Morgan Chase. We maintained our market share of trustee appointments in the U.S. asset-backed securities and debt markets and won a number of new depositary receipt mandates, principally in emerging markets. We also initiated a custody and clearing service for stocks listed on the Dubai International Financial Exchange, bringing the number of markets in which GTB provides custody services to twenty-eight. Furthermore, we are establishing a registrar and transfer agency business for mutual funds in India to service their retail transaction requirements.

Sustained progress, and investments in the future

The Private Clients and Asset Management Group Division, or PCAM, comprises Deutsche Bank's investment management business for private and institutional clients, together with our traditional banking activities for private individuals and small and medium-sized businesses.

2006 was a year of substantial achievements for PCAM. In favourable conditions for asset gathering, profitability grew to record levels, and invested assets grew by € 46 billion to € 908 billion by the end of the year, underlining our status as one of the world's leading investment managers as measured by invested assets. 2006 was also a year of significant investments. Via a combination of organic growth and targeted, incremental acquisitions, we consolidated our position in Germany, developed our position in other mature European markets and expanded our platform in important emerging growth markets, both in Central and Eastern Europe and in Asia/Pacific.

PCAM comprises two Corporate Divisions: Asset and Wealth Management (AWM) and Private & Business Clients (PBC).

ASSET AND WEALTH MANAGEMENT

The Asset and Wealth Management Corporate Division comprises two businesses: Asset Management und Private Wealth Management. Asset Management serves retail clients with a full range of mutual fund products and institutional clients with a fully-integrated offering, from traditional asset management products through to high-value products including absolute return strategies and real estate asset management. Private Wealth Management caters to wealthy individuals and families throughout the world. In 2006, AWM again saw strong growth.

Income before income taxes 2006

In 2006, PCAM generated a pre-tax profit of € 1.9 billion. The improvement of € 0.4 billion on 2005 was attributable above all to the Asset und Wealth Management Corporate Division (AWM), which made gains in all important product lines and achieved revenues of € 4.2 billion. With almost unchanged noninterest expenses, partly reflecting much lower restructuring charges, AWM's pre-tax profit rose by € 0.3 billion to € 0.9 billion. The Private & Business Clients Corporate Division (PBC) also set a new record with a pre-tax profit of € 1.1 billion, although it had to absorb much higher expenses relating to investments in growth in India, Poland and in the Western European distribution network together with costs for the integration of Berliner Bank and norisbank after their acquisition.

Private Clients and Asset Management[1]

in € m.	2006	2005
Net revenues	9,191	8,589
Total provision for credit losses	366	340
Noninterest expenses	6,904	6,766
Income before income taxes	**1,921**	**1,484**
Return on equity (pre-tax) in %	27	22
BIS risk positions	76,407	74,064
Assets	129,740	123,640

[1] Excerpt from segment reporting. For notes and other detailed information, see Financial Report 2006 (Management Report).

DWS: The leading mutual fund company in Germany

Assets under management at year's end 2006 in € bn.


120
80
40
122
Peers

Source: BVI

ASSET MANAGEMENT comprises four global business lines: retail asset management, under the DWS and DWS Scudder franchises; alternative asset management, including real estate, under the RREEF franchise; insurance asset management; and institutional asset management. In 2006, we entered new markets and extended our product offering. New business initiatives were focused on fast-growing, higher-margin sectors, which drive more than 80% of revenues.

The retail business, DWS, had another outstanding year in 2006, the 50th anniversary of its founding. At the end of the year, DWS's fund assets in Germany were € 122 billion, an 11% increase from the start of the year. DWS extended its No. 1 position in Germany and increased its market share to 24.6% from 23.9% at the end of 2005. Worldwide, DWS had approximately € 236 billion of assets under management at the end of 2006.

While maintaining superior investment performance, DWS significantly extended its global reach. In May the brand was launched in Singapore and India, marking the official entry of DWS into the Asia/Pacific region. Also in 2006, DWS introduced its first fund for Japanese retail investors and the first DWS offshore funds in Korea. The DWS brand was also introduced in the U.S. with the launch of DWS Scudder in February. In October, DWS announced plans to extend across Latin America.

In Italy, DWS realigned its business. In future, it will concentrate primarily on distributing international mutual funds, and will therefore transfer its local mutual fund portfolio with a volume of roughly € 7 billion to the Italian fund management company Anima S.G.R.p.A. in 2007. Asset Management further strengthened its relationship with its Chinese joint venture partner, Harvest Fund Management Co., in 2006. In December, in one of the most successful Chinese fund launches ever, Harvest took in RMB 41.9 billion (€ 4 billion) in one day for a single fund. Among the most innovative products introduced in the year was DWS GO, a new generation of certificates, which will be rolled out to other European countries in 2007.

In 2006, RREEF broadened the geographic spread of its activities and widened its product range. The business made its first investments in Russia and China, among other emerging growth markets. RREEF's inaugural European infrastructure fund achieved its second closing in the fourth quarter of 2006, bringing the total raised to € 1,074 million. In January 2007 Asset Management announced the acquisition of a minority stake in Aldus Equity, an alternative asset management and advisory firm specializing in customized private equity investing. As measured by invested assets, RREEF ranked as the world's largest alternatives manager (Watson/Wyatt year-end 2005). Total assets under management at year-end 2006 were € 58 billion.

In 2006, the Global Insurance Asset Management business was again ranked as the leading manager of non-affiliated insurance assets by Insurance Asset Manager Magazine, ending the year with € 111 billion of funds under management. The business delivered on critical objectives during the year, including building out a global distribution group with capabilities in North America, Europe and Asia. These efforts have positioned the business to capitalize on the global trend for insurers to outsource their core investment function to specialist asset managers.

The new Institutional management team, appointed in February, made solid progress in positioning the Institutional business, which had globally € 139 billion in invested assets at year-end, for profitable growth, in particular by implementing a global business model that leverages Asset Management's worldwide capabilities. It also established a distinct global institutional brand (Deutsche Asset Management), strengthened distribution, consultant relations and client service, made targeted investments in key areas such as the Master KAG business, and overhauled the product line-up to focus on innovative products and services with strong growth potential, notably Quantitative Strategies.

PRIVATE WEALTH MANAGEMENT (PWM) offers a differentiated, fully-integrated approach to wealth management, both onshore and offshore, for high net worth individuals and families throughout the world. We offer discretionary portfolio management, structured advisory process including alternative investments, family office, wealth preservation and estate planning services, tax advisory and philanthropic advisory services. During 2006, we further enhanced this model by expanding our offering in sophisticated, high-value asset classes, leveraging the full range of Deutsche Bank's capital markets and asset management expertise.

PWM enjoyed a successful year in 2006. Invested assets grew to € 189 billion by the end of the year. Net inflows of new client assets resulted in growth of € 15 billion, or 9% over total invested assets as at year-end 2005. In Germany, we grew our asset base significantly faster than market average, while the Asia/Pacific region showed exceptionally strong net inflows of € 4 billion, or 24% over total invested assets as at year-end 2005. Asia's dynamic economies are creating significant new wealth for their citizens, and with our substantial network of 13 local offices, we have seized the opportunity to grow our business in this region.

Invested asset growth reflects our significant investments to expand our business, both by acquisition and by organic growth: In the fourth quarter of 2006 we announced our acquisition of Tilney Group – the fourth largest independent wealth manager in the UK with 330 employees and € 12 billion under management, which represents a major step forward in Europe's second-largest wealth management market. This complements our strong franchise in Germany, Switzerland, Spain and Italy, and confirms our position as one of the few wealth managers in the world with significant onshore platforms in multiple markets across Europe.

In 2006, we also expanded our network organically. Globally, we hired more than 360 new employees, the majority into the salesforce or other client-facing positions. The opening of Deutsche Bank's branch in Riyadh in April allowed us to offer a full range of wealth management services in the largest market in the Middle East. We opened an onshore office in Shanghai to serve the fast-growing wealth management market in China. And we expanded our business with financial intermediaries via dedicated teams in Germany, the rest of Europe, Asia, and Latin America.

Strong growth momentum for net new money

In % of invested assets at end of preceding year


9
6
3
3
7
9
04
05
06

Private & Business Clients: increasing number of financial advisors' offices in Germany

At year's end


200
150
100
50
81
129
194
04
05
06

We further developed our offering to our clients. Our Discretionary Portfolio Management (DPM) strategies again delivered above-benchmark performance and we continued to broaden the range of DPM strategies. In Europe we rolled out our Wealth Advisory Mandate as part of our holistic structured advisory process – an offering already launched very successfully in the German market. It is greatly appreciated by clients who seek an active advice model with comprehensive portfolio risk analysis for daily investment decisions.

We offered privileged access to private equity investment opportunities, including new private equity launches. We also broadened our coverage of single manager hedge funds across all strategies, and offered clients added opportunities to diversify into real estate. Through our "open architecture" model, we continued to offer our clients objective advice on an exceptionally broad range of both proprietary and third-party mutual funds, supported by our global research platform and by state-of-the-art analytical tools.

As we enhanced our product offering, we took good advantage of the expertise of our colleagues in CIB. We worked closely with experts in Global Markets to expand our "CROCI" product family to our clients resulting in invested assets well above € 1.6 billion. CROCI (Cash Return On Capital Invested) is a proprietary equity product built on Deutsche Bank's own research. With eleven different strategies, we were able to enhance client performance significantly.

PRIVATE & BUSINESS CLIENTS

Private & Business Clients (PBC) offers a full range of superior products and services comprising of investment advisory and brokerage services, lending and consumer finance, current accounts, deposits, payment facilities and business banking. We serve the financial needs of private customers and small and medium-sized businesses across eight countries in Europe and Asia through multiple channels. Our network of 1,392 Investment and Finance Centers (IFCs) is located principally in Germany, Italy, Spain and Poland and is complemented by 3,300 independent financial advisors.

We also benefit from business cooperations with distribution partners such as DVAG – a German financial advisory group, and ADAC – Germany's and Europe's largest automobile club.

2006 was an outstanding year for PBC. We combined strong financial performance with further investments for the long-term growth of our franchise. We consolidated our leading position in Germany, while simultaneously maintaining momentum in other core European markets, and developing our presence in key emerging markets.

In Germany we further enhanced our market leadership with both organic growth initiatives and incremental acquisitions. We invested in people, hiring 300 more top advisors and increasing our number of apprentices to 1,300. Over the last two years, PBC has created a thousand jobs in Germany.

PBC made two important acquisitions in Germany during 2006. With the purchase of Berliner Bank, we took a major step forward in strengthening our position in Germany's capital city by adding 60 branches, 320,000 customers, 1,100 employees and a well-established brand. This enabled us to increase our market share in Berlin to 15 percent, with 770,000 customers served through 119 branches.

We also acquired norisbank, which will give us a unique opportunity to further access the considerable potential of the German consumer finance market. With 98 branches and over 300,000 clients, norisbank significantly expands our position in this important business segment.

We also increased the density and quality of our existing German network. We upgraded selected IFCs using design concepts pioneered in Q110 our 'Branch of the Future' in Berlin and opened two new IFCs. 2006 also saw the number of our Financial Advisor Offices increase by 65.

In other core European markets, we also expanded our distribution network by opening new IFCs in Italy, Spain, Belgium and Portugal. In both Italy and Spain, we strengthened our cooperation agreements with the national post office networks in order to provide consumer lending services to their clients. In Italy we added momentum to our cooperation with BancoPosta, the Italian postal service, while in Spain we successfully launched the BanCorreos brand in partnership with Correos, the Spanish postal service.

We also significantly expanded our presence in key growth markets such as Poland, China and India. In Poland, we maintained the pace of our investment by doubling our network to over 60 IFCs and also hiring about 300 new employees. In China, our partnership with Hua Xia Bank will give us access to approximately 8.5 million clients via 243 branches in China's major cities.

In India, we welcomed our 160,000th customer and now have a network of 8 IFCs focusing on the fast-growing population of affluent private customers in this very large market. PBC has recently also acquired new licences for two additional branches in Western India. Our Indian credit card business establishes our consumer finance offering in Asia and has seen substantial growth in client numbers since its launch in July 2006.

Private & Business Clients: growing clients' deposits

Savings, time and sight deposits in € bn. at year's end



70
60
50
40
30
20
10
63
66
72
04
05
06

2006 including norisbank

Continuing to reduce risk of non-core assets

Development of industrial holdings

Cost base in € bn. at year's end



6
5
4
3
2
1
5.1
4.6
4.1
2.2
2.3
02
03
04
05
06

The Corporate Investments Group Division covers our industrial shareholdings, certain bank-occupied real estate assets, certain private equity and venture capital activities and other non-strategic holdings.

In 2006 we continued to wind down our portfolio of non-core assets as planned, thus freeing up capital which could be deployed more profitably into other businesses or returned to shareholders. By the end of 2006, Corporate Investments managed € 5.0 billion of assets related to industrial holdings, € 0.5 billion in private equity and € 1.5 billion in other corporate investments, the latter including our remaining 12.7% stake in Atradius N.V..

In the first quarter of 2006, we completed the sale of our remaining 28% stake in EUROHYPO AG to Commerzbank AG, and in the second quarter we completed the sale of a 21.2% stake in Atradius N.V. to Crédito y Caución and Seguros Catalán Occidente of Spain.

INDUSTRIAL HOLDINGS REDUCED

Our industrial holdings consist largely of quoted German financial and industrial companies. In 2006, we took advantage of favourable market conditions to reduce these holdings further. We reduced our holding in Linde AG from 10% to 7.8% subsequent to a capital increase at that company, and we sold our 11.7% holding in WMF AG and 2% holding in DEUTZ AG. In 2006, we acquired a 1% stake in Deutsche Börse AG. At the end of the year, our largest three remaining industrial holdings, as measured by market value, were DaimlerChrysler AG (4.4%), Allianz SE (2.2%) and Linde AG (7.8%).

Income before income taxes 2006

In 2006, Corporate Investments Group Division continued to wind down its investments, which do not form part of our core business. Income before income taxes, at € 0.5 billion, was € 0.6 billion below the prior year figure. The main reason was that revenues, especially those relating to sales of parts of our industrial holdings, were half the level of 2005, when, among other divestments, we substantially reduced our shareholding in DaimlerChrysler AG. As a consequence of these divestments revenues relating to dividends from industrial holdings also decreased.

Corporate Investments[1]

in € m.	2006	2005
Net revenues	613	1,229
Total provision for credit losses	2	(1)
Noninterest expenses	160	181
Income before income taxes	**451**	**1,049**
Return on equity (pre-tax) in %	41	34
BIS risk positions	5,354	7,448
Assets	17,406	15,025

[1] Excerpt from segment reporting. For notes and other detailed information, see Financial Report 2006 (Management Report).

PRIVATE EQUITY REDUCED

In 2006, we also continued to reduce our private equity exposure by € 0.6 billion through various transactions.

At the end of 2006, our private equity portfolio largely comprised Deutsche Venture Capital Funds and other fund investments, together with residual investments in venture capital and late-stage private equity, including certain investments in Latin America.

In 2006, we sold the significant remaining assets of the Morgan Grenfell Private Equity funds which we managed in the interest's of customers.

Private equity investments further reduced

Assets in € bn. at year's end



5,0
4,0
3,0
2,0
1,0
4.9
1.8
1.1 1.1
0.7
0.5 0.5 0.5
0.3 0.2
02
03
04
05
06
Direct
Indirect

Reliable Support for the Management Board

The role of the Corporate Center is to support the Management Board in the fulfilment of its executive responsibility. Functions based in the Corporate Centre include Finance, Audit, Risk & Capital Management, Human Resources, the Group's Legal and Compliance functions, and functions responsible for communications with staff, the media and the capital markets. Other Corporate Center departments support the Management Board in Group strategy and macroeconomic issues. The Corporate Center is part of our Infrastructure function, which comprises all Group internal service providers.

ALIGNED, BUT INDEPENDENT

Our well-established management philosophy has proven itself, in particular, in our control and risk management tasks. These functions are aligned globally with our business divisions, in order to be as close as possible to market developments, but they operate within strictly independent reporting lines. Maximum effectiveness of this organizational principle is extremely important for a global financial institution such as Deutsche Bank.

CHALLENGES IN 2006

During 2006, our Finance function completed its project to launch IFRS compliant reporting with effect from 2007. Furthermore, the Bank has completed its preparation to support management's attestations with regard to Section 404 of the U.S. Sarbanes-Oxley Act. This has required the design, documentation and testing of controls to be properly evidenced so that management can determine the adequacy of internal controls over financial reporting.

Group Treasury was integrated into our risk management organization and renamed Treasury & Capital Management. Under the share buyback program launched for 2006/2007, 9.1 million shares were repurchased. Capital market issuance totalling approximately € 21 billion contributed to our well diversified funding structure and a strong capital position. Deutsche Bank also underlined its commitment to integrated management of capital and risk with the formation of the Capital and Risk Committee during the year.

As Deutsche Bank Group's macroeconomic think tank, DB Research produced systematic analyses of key issues such as the prospects for long-term economic growth around the world and the problem of securing energy supply.

Group Brand Communications maintained the bank's global advertising campaign which uses the three-dimensional Deutsche Bank logo as its centerpiece. This campaign emphasizes the bank's success story, communicates the advantages the bank offers to demanding clients, strengthens the brand's profile in established markets and creates brand recognition in emerging growth markets.

Share buyback programs

Buyback volume in millions of Deutsche Bank shares


60
50
40
30
20
10
62
40
58
38
46
33
36
7
9
02/03
03/04
04/05
05/06
06/07*

Buyback volume
Thereof shares retired
*As of years' end 2006, buyback program not yet completed

Safeguarding our future as an employer of choice

In 2006 Deutsche Bank's staff numbers increased for the first time in six years. As we rolled out our growth strategy, our employees (on a full time equivalent basis) rose by 5,422, reaching 68,849 by the end of the year. This expansion had two profound implications for the management of our human capital: first, we needed to provide flexible support for a wide variety of growth initiatives in all regions and divisions; second, we were called upon to help implement global and cross-divisional re-organization.

Staff numbers increasing again

In thousands at year's end*



90
60
30
77.4
67.7
65.4
63.4
68.8
02
03
04
05
06

* Full-time equivalent

SUCCESSFUL INTEGRATION OF NEW COLLEAGUES

With our presence in 73 countries worldwide, Deutsche Bank benefits from exceptional staff diversity. As our businesses grow across the globe, they require a swift, innovative and competent supply of Human Resource (HR) products and advisory services. Our acquisitions during 2006 in Germany, in the U.S.A., the UK and Russia, and our organic expansion across Central and Eastern Europe, in the U.S.A. and Asia/Pacific, both demonstrate clearly that flexible HR solutions are key to our success. HR expertise played a critical role in integrating different corporate cultures, in providing staff training, in designing vehicles which secure the loyalty of key people, and in performing essential HR activities. We invested significantly in integrating new colleagues and in developing their expertise during 2006, as can be seen in the 11% growth in training expenses per staff member.

OPENING UP NEW MARKETS AS ATTRACTIVE EMPLOYER

As we re-organize across divisions, and across the world, personnel measures play a critical role in sustaining our competitiveness. This was clearly demonstrated in the building up of six processing centers in Frankfurt, London, New York, Bangalore, Mumbai and Manila. This requires the careful selection of substantial numbers of suitable employees, who need to be trained not only in professional skills, but also in different cultures, traditions and customs. In Asia, we are seeking talent in labour markets where the competition for qualified employees is extremely keen. Establishing Deutsche Bank as an employer of choice is critically important for us. In this early phase, therefore, personnel work already goes beyond pure recruitment. When it comes to increasing our attractiveness as an employer, offering career development prospects is crucial, as are systems for rewarding exceptional performance. Social initiatives, such as support for and sponsorship of local interest groups, networks and other staff organizations (e.g. sports clubs, libraries), also serve this purpose.

REALIGNMENT FOR THE FUTURE

As we support the changing demands of a growing organization, the bank's HR unit also began to implement its own global re-organization to align itself more closely with the businesses' needs. We focused on creating a clearly structured HR function and consolidating administrative activities at two Service Centers which will allow the intensification of HR consultancy services. They are located in Frankfurt and Bangalore.

AN EVOLVING GLOBAL TEAM

The expansion of Deutsche Bank's headcount by 5,422 during 2006 mainly reflects growth initiatives in the business divisions. At the same time, jobs were created at less expensive locations, especially in infrastructure functions. The lion's share of this expansion took place in the growth markets of the Asia/Pacific region. The region's share of total staff increased from 11.3% (2005) to 15.7% (2006). Across Germany, a total of 700 additional staff came on board, most of them in client-facing units. Overall, there was only modest net growth in the total number of staff in Germany. This was due to the successful conclusion of the program to increase efficiency, and in particular the exclusion of Deutsche Wohnen AG from the bank's consolidated staff figures after termination of the control agreement.

The proportion of staff aged up to 24 years rose to 8.9% (2005: 7.6%) in 2006, primarily reflecting hiring of young recruits in Asia-Pacific. The largest group of employees still comprises the 25 to 44 year-olds, who account for some two-thirds of total staff. Over and above that, the bank continues to benefit from substantial numbers of experienced staff members: staff with at least 15 years of service with the Group accounted for 27.0% of our total at the end of 2006. The age diversity is supported by life-long learning initiatives, health programs and employment models.

Regional deployment of our staff

At year's end 2006*


Americas 17%
Asia/Pacific 16%
Germany 38%
Europe (excluding Germany)) 29%

* Full-time equivalent

SIGNING UP TO THE CHARTER OF DIVERSITY

On December 13, 2006, DaimlerChrysler, Deutsche Telekom, Deutsche BP and Deutsche Bank signed up to "Diversity as Opportunity – The Charter of Diversity for Companies in Germany" in the Office of the German Chancellor, Dr. Angela Merkel. Under the Chancellor's patronage, the Charter seeks to anchor the culture of diversity more firmly in the German corporate landscape. This includes diversity in the bank's workforce as well as the diverse needs of customers and business partners. The Charter is based on a comprehensive understanding of diversity, encompassing gender, race, nationality, ethnic origin, faith and philosophy, but also embracing diversity with regard to physical disability, age, sexual orientation and identity. The agreement envisages an exchange of best practices between companies, political bodies and social institutions. More corporate signatories are to join in the course of 2007.

Corporate Social Responsibility

In 2006, with social grants and sponsorships totaling more than € 85 million, Deutsche Bank was again one of the world's most active corporate citizens. But this is not just measured by the amount spent. Whenever possible, we give "more than money"; i.e. we underscore the effectiveness of our financial contributions with our staff's personal commitment and expertise. This commitment also reflects our corporate culture, which places high value on leadership. As a global bank, we are active mostly in the regions in which we do business. This is handled for the most part by our CSR groups and foundations around the world. The "Urban Age" conference series, for example, organized by Deutsche Bank's Alfred Herrhausen Society, seeks to develop solutions for structural change in mega-cities across the globe. At the same time, we acknowledge a special responsibility in our German home market. In the year of the FIFA World Cup, we were partner to the "Germany – Land of Ideas" initiative, which aimed at strengthening Germany as an economic, academic and cultural capital of the world. This is a project that we are taking forward into 2007 as exclusive partner to the series of events entitled "365 Landmarks in the Land of Ideas."

Sustainability rating 2006

Financial services companies
Index ceiling = 100


80
70
60
50
40
30
20
10
77
60
53
34
68
47
67
48
Eco-nomic criteria
Environ-mental criteria
Social criteria
Total

■ Deutsche Bank
■ Global Average
Source: SAM Research Inc.

SUSTAINABILITY

For Deutsche Bank, sustainability is an important part of business policy decision-making. Since 1999 we have had a Sustainability Management System with ISO 14001 certification, which integrates environmental, social and governance topics into all of the bank's activities. In 2006 we finalized our Group-wide climate strategy, with the goal of combating the greenhouse effect, consisting of four elements: avoiding greenhouse gas emissions where possible, using and developing renewable energy sources, providing information to the public on the problems associated with climate change, and participating in market-oriented mechanisms such as EU emissions trading.

COMMUNITY DEVELOPMENT

Our commitment in the field of microfinance is an outstanding example of how we combine our social commitment and professional expertise. We are delighted that the awarding of the Nobel Peace Prize to Muhammad Yunus and his Grameen Bank showed recognition for the importance of microcredits in global development policy. The Deutsche Bank Americas Community Development Finance Group has already provided more than US$ 80 million to microfinance institutions that extend small loans to borrowers in developing countries. This includes endeavors such as ongoing reconstruction projects in the regions affected by the devastating tsunami in 2004 and launching the first Global Commercial Microfinance Consortium. This model shows exemplary dedication to pursuing the UN development goal of halving the number of people living in extreme poverty by 2015.

EDUCATION

We concentrate on education projects at the interface between learning skills and the arts, and on initiatives to prepare young people for their professional futures. Students need proper financial literacy skills early on so that they learn how to handle their money responsibly. In cooperation with the"Handelsblatt" newspaper, we therefore started an initiative in Germany to promote financial literacy in schools. In this "train the trainer" program, 60 bank employees have been supporting teachers with their finance lessons since 2006.

We also promote arts in education jointly with the Kulturstiftung der Länder through the "KINDER ZUM OLYMP!" competition, in which almost 700 schools took part in 2006. Our support for the "Threepenny Opera" in Berlin was also more than just a sponsorship for us. The Deutsche Bank Foundation organized two parallel competitions to encourage art and design students to more closely examine the works of Bertolt Brecht.

MUSIC

For the sixth time now, a new intake of young directors, producers, conductors, theatre managers – and for the first time composers – was accepted into our Academy Opera Today. This two-year scholarship program enables aspiring young leaders in opera to swap ideas on the future of the opera and to develop joint projects with professionals. As founding partner of the Sir Georg Solti International Conductors' Competition, the Deutsche Bank Foundation also promotes young talents on a selected basis. 500 young conductors from 72 countries took part in 2006.

ART

Following its success at the Deutsche Guggenheim in Berlin in 2005, the anniversary exhibition of the Deutsche Bank Collection visited Tokyo and Singapore. Architect Zaha Hadid again created visionary spatial landscapes for the exhibitions. In 2007, a selected group of photographic artworks from the Collection will also be on view in Latin America under the title "More than meets the eye". Every two years, we organize a competition for young Polish artists to help them realize their artistic ideas. In recognition of this commitment, Deutsche Bank received the accolade of "Patron of Culture 2006" from the Polish Ministry for Culture and National Heritage.

Employee volunteerism by region

Total of 9,843 days volunteered in 2006


Americas 24%
Asia/Africa 7%
United Kingdom 44%
Germany 25%

EMPLOYEE ENGAGEMENT

True to our motto "more than money", we offer our staff the following five kinds of volunteering activities:

- Community Challenges – improving the local environment or infrastructure; e.g. in kindergartens or community centers;
- Mentoring – working one-on-one with students, helping them to make the transition into a profession, or providing support for young entrepreneurs;
- Seminars and workshops – for job placement, financial literacy, and as teachers in schools;
- Advisory – using a range of staff's professional experience to help support local organizations, for example, IT, marketing, business planning and financial management;
- Management – sitting on boards of community enterprises and NGOs.

All of these forms of staff commitment were combined for instance in the Shoreditch Project in London to regenerate a social flashpoint both culturally and economically and the results were amazing. In 2006, the project received the Dragon Award for economic regeneration from the City of London.

From June 2007, the Deutsche Bank "Corporate Social Responsibility Report 2006" can be ordered from (see page 53) and downloaded on the Internet at www.db.com/csr.





// Deutsche Bank is increasingly recognized by clients as a resourceful partner, who can respond creatively to new situations and deliver top quality ideas and execution. In particular, our ability to develop innovative solutions for the financial services sector globally is creating significant opportunities, for the company as well as for the staff.

Carlos Alvarez, Deutsche Bank Securities Inc., Global Banking, New York

Consolidated Financial Statements 03//

Statement of Income

Statement of Income

in € m.	2006	2005	2004
Net interest revenues			
Interest revenues	55,217	41,708	28,023
Interest expense	48,298	35,707	22,841
Net interest revenues	**6,919**	**6,001**	**5,182**
Provision for loan losses	330	374	372
Net interest revenues after provision for loan losses	**6,589**	**5,627**	**4,810**
Noninterest revenues			
Commissions and fees from fiduciary activities	3,995	3,556	3,211
Commissions, broker's fees, markups on securities underwriting and other securities activities	5,019	4,057	3,711
Fees for other customer services	2,530	2,476	2,584
Trading revenues, net	8,247	7,429	6,186
Net gains on securities available for sale	407	1,055	235
Net income from equity method investments	512	418	388
Other revenues	709	648	421
Total noninterest revenues	**21,419**	**19,639**	**16,736**
Noninterest expenses			
Compensation and benefits	12,649	10,993	10,222
Net occupancy expense of premises	1,020	1,014	1,258
Furniture and equipment	157	169	178
IT costs	1,586	1,539	1,726
Agency and other professional service fees	1,202	895	824
Communication and data services	634	599	599
Other expenses	2,412	3,178	2,291
Goodwill impairment/impairment of intangibles	31	–	19
Restructuring activities	192	767	400
Total noninterest expenses	**19,883**	**19,154**	**17,517**
Income before income tax expenses and cumulative effect of accounting changes	**8,125**	**6,112**	**4,029**
Income tax expense	2,186	2,039	1,437
Effect from the reversal of 1999/2000 credits for tax rate changes	(1)	544	120
Income before cumulative effect of accounting changes, net of tax	**5,940**	**3,529**	**2,472**
Cumulative effect of accounting changes, net of tax	46	–	–
Net income	**5,986**	**3,529**	**2,472**

Earnings per Share Figures

in €	2006	2005	2004
Earnings per common share			
Basic			
Income before cumulative effect of accounting changes, net of tax	13.20	7.62	5.02
Cumulative effect of accounting changes, net of tax	0.10	–	–
Net income	13.31	7.62	5.02
Diluted			
Income before cumulative effect of accounting changes, net of tax	11.46	6.95	4.53
Cumulative effect of accounting changes, net of tax	0.09	–	–
Net income	11.55	6.95	4.53
Cash dividends declared per common share	2.50	1.70	1.50

Balance Sheet

Assets

in € m.	Dec 31, 2006	Dec 31, 2005
Cash and due from banks	7,009	6,571
Interest-earning deposits with banks	19,470	11,963
Central bank funds sold and securities purchased under resale agreements	138,763	130,993
Securities borrowed	108,266	101,125
Trading assets of which € 84 billion and € 21 billion were pledged to creditors and can be sold or repledged at December 31, 2006 and 2005, respectively	516,839	448,393
Securities available for sale of which € 23 million and € 21 million were pledged to creditors and can be sold or repledged at December 31, 2006 and 2005, respectively	22,054	21,675
Other investments	5,357	7,382
Loans, net	168,134	151,355
Premises and equipment, net	4,149	5,079
Goodwill	7,144	7,045
Other intangible assets, net	1,267	1,198
Other assets	127,778	99,382
Total assets	**1,126,230**	**992,161**

Liabilities and Shareholders' Equity

in € m.	Dec 31, 2006	Dec 31, 2005
Liabilities		
Deposits	408,782	380,787
Trading liabilities	218,854	194,347
Central bank funds purchased and securities sold under repurchase agreements	187,129	143,524
Securities loaned	23,240	24,581
Other short-term borrowings	19,793	20,549
Other liabilities	99,672	81,377
Long-term debt	132,495	113,554
Obligation to purchase common shares	3,457	3,506
Total liabilities	**1,093,422**	**962,225**
Shareholders' equity		
Common shares, no par value, nominal value of € 2.56 Issued: 2006, 524.8 million shares; 2005, 554.5 million shares	1,343	1,420
Additional paid-in capital	14,424	11,672
Retained earnings	25,069	22,628
Common shares in treasury, at cost: 2006, 26.1 million shares; 2005, 49.0 million shares	(2,378)	(3,368)
Equity classified as obligation to purchase common shares	(3,457)	(3,506)
Share awards	–	2,121
Accumulated other comprehensive income (loss):		
Deferred tax on unrealized net gains on securities available for sale relating to 1999 and 2000 tax rate changes in Germany	(2,165)	(2,164)
Unrealized net gains on securities available for sale, net of applicable tax and other	2,779	2,498
Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax	(44)	9
Adjustment to apply initially SFAS 158, net of tax	(549)	–
Minimum pension liability, net of tax	–	(8)
Foreign currency translation, net of tax	(2,214)	(1,366)
Total accumulated other comprehensive loss	(2,193)	(1,031)
Total shareholders' equity	**32,808**	**29,936**
Total liabilities and shareholders' equity	1,126,230	992,161

Group Five-Year Record

Balance Sheet

in € m.	2006	2005	2004	2003	2002
Total assets	1,126, 230	992,161	840,068	803,614	758,355
Loans, net	168,134	151,355	136,344	144,946	167,303
Liabilities	1,093,422	962,225	814,164	775,412	728,364
Total shareholders' equity	32,808	29,936	25,904	28,202	29,991
Tier I risk-based capital (BIS)	24,498	21,898	18,727	21,618	22,742
Total risk-based capital (BIS)	35,323	33,886	28,612	29,871	29,862

Income Statement

in € m.	2006	2005	2004	2003	2002
Net interest revenues	6,919	6,001	5,182	5,847	7,186
Provision for loan losses	330	374	372	1,113	2,091
Commissions and fee income	11,544	10,089	9,506	9,332	10,834
Trading revenues, net	8,247	7,429	6,186	5,611	4,024
Other noninterest revenues	1,628	2,121	1,044	478	4,503
Total net revenues (after provision for loan losses)	**28,008**	**25,266**	**21,546**	**20,155**	**24,456**
Compensation and benefits	12,649	10,993	10,222	10,495	11,358
Goodwill amortization/impairment and impairment of intangibles	31	–	19	114	62
Restructuring activities	192	767	400	(29)	583
Other noninterest expenses	7,011	7,394	6,876	6,819	8,904
Total noninterest expenses	**19,883**	**19,154**	**17,517**	**17,399**	**20,907**
Income before income tax expense and cumulative effect of accounting changes	**8,125**	**6,112**	**4,029**	**2,756**	**3,549**
Income tax expense	2,186	2,039	1,437	1,327	372
Effects from the reversal of 1999/2000 credits for tax rate changes	(1)	544	120	215	2,817
Cumulative effect of accounting changes, net of tax	46	–	–	151	37
Net income	**5,986**	**3,529**	**2,472**	**1,365**	**397**

Key Figures

	2006	2005	2004	2003	2002
Basic earnings per share	€ 13.31	€ 7.62	€ 5.02	€ 2.44	€ 0.64
Diluted earnings per share	€ 11.55	€ 6.95	€ 4.53	€ 2.31	€ 0.63
Dividends paid per share in period	€ 2.50	€ 1.70	€ 1.50	€ 1.30	€ 1.30
Return on average total shareholders' equity (post-tax)	19.5%	12.5%	9.1%	4.7%	1.1%
Adjusted return on average active equity (post-tax)[1]	22.2%	16.2%	10.5%	5.2%	10.2%
Cost/income ratio[2]	70.2%	74.7%	79.9%	81.8%	78.8%
BIS core capital ratio (Tier I)	8.9%	8.7%	8.6%	10.0%	9.6%
BIS capital ratio (Tier I+II+III)	12.9%	13.5%	13.2%	13.9%	12.6%
Employees (full-time equivalent)	68,849	63,427	65,417	67,682	77,442

[1] We calculate this adjusted measure of our return on average total shareholders' equity to make it easier to compare us to our competitors. We refer to this adjusted measure as our "adjusted return on average active equity". However, this is not a measure of performance under U.S. GAAP and you should not compare our ratio to other companies' ratios without considering the differences in calculation of the ratios. The principal items for which we adjust our ratio are the average unrealized net gains on securities available for sale, net of applicable tax effects. In addition we adjust our average total shareholders' equity for the effect of our paying a dividend once a year following its approval by the general shareholders' meeting. Net income used for this calculation is adjusted for the income tax expense from the change in effective tax rate and the reversing effect and for the effect of accounting changes

[2] Total noninterest expenses as a percentage of net interest revenues before provision for loan losses plus noninterest revenues


HEAD TO HEAD



// Deutsche Bank supported microcredits early on, contributing both funding and new ideas. Then in 2005, it set up a microfinance consortium, which is ultimately good for a total credit volume of U.S. $ 600 million per annum. We need many more such initiatives globally. Ideas are good. Actions are better.

Professor Muhammad Yunus, 2006 Nobel Peace Prize Laureate, founder of Grameen Bank, Dhaka

Further Information 04//

Statement by the Management Board

The Management Board of Deutsche Bank AG is responsible for the Consolidated Financial Statements. They have been prepared in accordance with accounting principles generally accepted in the United States of America and thus fulfil the conditions of § 292a German Commercial Code in the version effective until December 9, 2004, for exemption from preparation of consolidated financial statements in accordance with German commercial law. In addition, the disclosure requirements of the European Union have been met.

The responsibility for correct accounting requires an efficient internal management and control system and a functioning audit apparatus. Deutsche Bank's internal control system is based on written communication of policies and procedures governing structural and procedural organization, enlarged risk controlling for default and market risks as well as the segregation of duties. It covers all business transactions, assets and records. Deutsche Bank's audit is carried out in accordance with the extensive audit plans covering all divisions of the Group and also including compliance with the organizational terms of reference.

KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft audited the Consolidated Financial Statements in accordance with German auditing regulations, and in supplementary compliance with auditing standards generally accepted in the United States of America and issued an unqualified opinion. KPMG Deutsche Treuhand-Gesellschaft and the Audit Department of Deutsche Bank had free access to all documents needed in the course of their audits for an evaluation of the Consolidated Financial Statements and for an assessment of the appropriateness of the internal control system.

Josef Ackermann

Hugo Bänziger

Tessen von Heydebreck

Anthony Di Iorio

Hermann-Josef Lamberti

Supervisory Board

DR. CLEMENS BÖRSIG
Chairman,
Frankfurt am Main
(from May 4, 2006)

DR. ROLF-E. BREUER
Chairman,
Frankfurt am Main
(until May 3, 2006)

HEIDRUN FÖRSTER*
Deputy Chairperson,
Deutsche Bank Privat- und
Geschäftskunden AG,
Berlin

DR. KARL-GERHARD EICK
Deputy Chairman of the Board
of Management of
Deutsche Telekom AG,
Cologne

KLAUS FUNK*
Deutsche Bank Privat-
und Geschäftskunden AG,
Frankfurt am Main
(until February 1, 2006)

ULRICH HARTMANN
Chairman of the Supervisory
Board of E.ON AG,
Düsseldorf

GERD HERZBERG*
Deputy Chairman of
ver.di Vereinte Dienstleistungs-
gewerkschaft,
Berlin
(from June 2, 2006)

SABINE HORN*
Deutsche Bank AG,
Frankfurt am Main

ROLF HUNCK*
Deutsche Bank AG,
Hamburg

SIR PETER JOB
London

PROF. DR.
HENNING KAGERMANN
Chairman and CEO of SAP AG,
Walldorf/Baden

ULRICH KAUFMANN*
Deutsche Bank AG,
Düsseldorf

PETER KAZMIERCZAK*
Deutsche Bank AG,
Essen
(from February 1, 2006)

PROF. DR. DR. H.C.
PAUL KIRCHHOF
University professor, Ruprecht-
Karls-University Heidelberg,
Heidelberg
(until July 15, 2006)

MAURICE LÉVY
Chairman and Chief Executive
Officer, Publicis Groupe S.A.,
Paris
(from June 1, 2006)

HENRIETTE MARK*
Deutsche Bank AG,
Munich

MARGRET MÖNIG-RAANE*
Deputy Chairperson of
ver.di Vereinte Dienstleistungs-
gewerkschaft,
Berlin
(until June 1, 2006)

PROF. DR. JUR. DR.-ING. E.H.
HEINRICH VON PIERER
Chairman of the Supervisory
Board of Siemens AG,
Erlangen

GABRIELE PLATSCHER*
Deutsche Bank Privat- und
Geschäftskunden AG,
Braunschweig

KARIN RUCK*
Deutsche Bank AG,
Bad Soden am Taunus

DR. THEO SIEGERT
Managing Partner of
de Haen Carstanjen & Söhne,
Düsseldorf
(from July 16, 2006)

TILMAN TODENHÖFER
Managing Partner of
Robert Bosch Industrie-
treuhand KG,
Stuttgart

DIPL.-ING. DR.-ING. E.H.
JÜRGEN WEBER
Chairman of the Supervisory
Board of Deutsche Lufthansa AG,
Hamburg

DIPL.-ING. ALBRECHT WOESTE
Chairman of the Supervisory
Board and Shareholders'
Committee of Henkel KGaA,
Düsseldorf
(until June 1, 2006)

LEO WUNDERLICH*
Deutsche Bank AG,
Mannheim

* Employees' representative

Imprint/Publications

Deutsche Bank Aktiengesellschaft
Taunusanlage 12
60262 Frankfurt am Main
Germany
Telephone: +49 69 9 10-00
deutsche.bank@db.com

Investor Relations:
+49 69 9 10-3 80 80
db.ir@db.com

Annual Review 2006
and Financial Report 2006
on the Internet:
www.deutsche-bank.com/06

Photos
Wolfgang von Brauchitsch, Bonn
page 02
Andreas Pohlmann, Munich
pages 06 // 07
Albrecht Fuchs, Cologne
pages 08 // 09, 18 // 19, 42 // 43,
48 // 49 and cover

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations. Any statement in this presentation that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our management agenda, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of 27 March 2007 in the section "Risk Factors". Copies of this document are available upon request or can be downloaded from www.deutsche-bank.com/ir.

WE WILL BE HAPPY TO SEND YOU THE FOLLOWING PUBLICATIONS RELATING TO THE FINANCIAL STATEMENTS:
Please note that Deutsche Bank Group's annual report consists of two separate sections: Annual Review 2006 and Financial Report 2006.

Annual Review 2006
(German and English)

Financial Report 2006
(German and English)

Annual Report 2006 on Form 20-F
(in English)

Annual Financial Statements and Management Report of Deutsche Bank AG 2006
(German and English)

List of Mandates 2006
(German and English)

List of Shareholdings 2006
(German and English)

List of Advisory Council Members
(German)

Corporate Social Responsibility – Report 2006
(from May 2007 in German and English)

HOW TO ORDER:
by e-mail to
service-center@bertelsmann.de

on the Internet at
www.deutsche-bank.com/06

by fax to +49 18 05 0 70 808

by phone to +49 18 05 802 200

by post from
arvato logistics services
Bestellservice Deutsche Bank
Gottlieb-Daimler-Straße 1
33428 Harsewinkel
Germany

Market boundaries are tumbling, facilitating the free movement of goods and services, liquidity and capital and the best talents. This process is irreversible. And positive, because we can learn a lot from this: different countries, different environments and different needs for financial services. The potential here for Deutsche Bank is enormous. The player who reacts quickly with the right products, at the right price and on the right terms will win the business. That's true today and will stay true in future. //

Financial Calendar

2007	
May 8, 2007	Interim Report as of March 31, 2007
May 24, 2007	**Annual General Meeting** **in the Festhalle Frankfurt am Main (Exhibition Center)**
May 25, 2007	Dividend payment
Aug 1, 2007	Interim Report as of June 30, 2007
Oct 31, 2007	Interim Report as of September 30, 2007

2008	
Feb 7, 2008	Preliminary results for the 2007 financial year
Mar 26, 2008	Annual Report 2007 and Form 20-F
Apr 29, 2008	Interim Report as of March 31, 2008
May 29, 2008	**Annual General Meeting**
	in the Festhalle Frankfurt am Main (Exhibition Center)
May 30, 2008	Dividend payment
Jul 31, 2008	Interim Report as of June 30, 2008
Oct 30, 2008	Interim Report as of September 30, 2008

NEW MARKETS, NEW OPPORTUNITIES.

Deutsche Bank is part of a rapidly changing world. This requires multicultural communication with many people and companies around the globe. The ability to engage in dialogue and the readiness to accept what is new are qualities which are crucial to understanding the demands of new markets.

Deutsche Bank is committed to serving the interests of all our stakeholders: our shareholders, our customers, our staff, and society. For the Annual Review 2006, we talked to representatives of our stakeholders about our theme for this year, "New Markets, New Opportunities":
Ms. Sofia Nevrokoplis, Fortis Investments, Portfolio Manager / Equity Analyst - European Financials, Paris;
Ms. Zellah Fuphe, Managing Director and CEO, World-wide African Investment Holdings, Johannesburg;
Mr. Carlos Alvarez, Deutsche Bank Securities Inc., Global Banking, New York and Professor Muhammad Yunus, Nobel Peace Prize Laureate 2006 and founder of Grameen Bank, Dhaka.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE BANK AKTIENGESELLSCHAFT

Date: March 27, 2007

By: ____________________
Name: Martin Edelmann
Title: Managing Director

By: ____________________
Name: Mathias Otto
Title: Managing Director and Senior Counsel

END